Form 20-F
period 2022-06-30
Iris Energy Ltd
filed 2022-09-13
CIK 1878848

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
 (Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

For the transition period from                          to

Commission file number: 001-41072

Iris Energy Limited
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Registrant’s name into English)

Australia
(Jurisdiction of incorporation or organization)

Level 12, 44 Market Street
Sydney, NSW 2000 Australia
+61 2 7906 8301
(Address of principal executive offices)

Joanna Brand, General Counsel and Company Secretary
Tel: +61 2 7906 8301
Level 12, 44 Market Street
Sydney, NSW 2000 Australia
 (Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Copies to:
Byron B. Rooney
Marcel R. Fausten
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
Phone: (212) 450-4000
Fax: (212) 450-6858

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary shares, no par value	IREN	The Nasdaq Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

The number of outstanding shares as of June 30, 2022 was 54,982,916 Ordinary shares and two B Class shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐          No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐          No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒          No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒          No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report: ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐	U.S. GAAP

☒	International Financial Reporting Standards as issued by the International Accounting Standards Board

☐	Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17          ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐          No ☒

i

ii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

All references to “U.S. dollars,” “dollars,” “$,” “USD” or “US$” are to the U.S. dollar. All references to “Australian dollars,” “AUD” or “A$” are to the Australian dollar, the official currency of Australia. All references to “Canadian dollars,” “CAD” or “C$” are to the Canadian dollar, the official currency of Canada. All references to “IFRS” are to International Financial Reporting Standards, as issued by the International Accounting Standards Board, or the IASB.

Unless otherwise indicated or the context otherwise requires, all references in this annual report to the terms “Iris Energy,” “the Company,” “the Group,” “our,” “us,” and “we” refer to Iris Energy Limited and its subsidiaries.

Financial Statements

The consolidated financial statements cover Iris Energy Limited as a Group consisting of Iris Energy Limited (the “Company”) and the entities it controlled at the end of, or during, the year ended June 30, 2022. The consolidated financial statements are presented in U.S. dollars, which is Iris Energy Limited’s presentation currency. We prepared our annual consolidated financial statements for fiscal years ended June 30, 2022 and 2021 in accordance with IFRS, as issued by the IASB. Unless otherwise noted, our financial information presented herein for the fiscal years ended June 30, 2022, 2021 and 2020 is stated in dollars, our presentation currency. All references herein to “our financial statements,” “our audited consolidated financial information,” and/or “our audited consolidated financial statements” are to the Company’s consolidated financial statements included elsewhere in this annual report.

Iris Energy Limited was previously known as Iris Energy Pty Ltd until October 7, 2021, when it converted to an Australian public unlisted company limited by shares. Iris Energy Limited is incorporated and domiciled in Australia. The Company’s Ordinary shares are listed on the Nasdaq under the trading ticker “IREN.” Iris Energy Limited’s registered office and principal place of business are:

Registered office	Principal place of business
c/o Pitcher Partners	Level 12, 44 Market Street
Level 13, 664 Collins Street	Sydney NSW 2000
Docklands VIC 3008	Australia
Australia

Our fiscal year ends on June 30. References in this annual report to a fiscal year, such as “fiscal year 2022,” “fiscal year 2021” and “fiscal year 2020,” relate to our fiscal year ended on June 30 of that calendar year.

Corporate Events

On November 16, 2021, the registration statement on Form F-1 (File No 333-260488) relating to our initial public offering of our Ordinary shares was declared effective by the Securities Exchange Commission (“SEC”). On November 19, 2021, we closed our initial public offering, pursuant to which we issued and sold 8,269,231 Ordinary shares.  See “Item 4. Information on the Company—A. History and Development of the Company—Our History” for additional information.

As of June 30, 2022, we had a total of 54,982,916 Ordinary shares issued and outstanding and 2 B Class shares issued and outstanding. The B Class shares are beneficially owned by our co-founders and Co-Chief Executive Officers, Daniel Roberts and William Roberts. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

Special Note Regarding Non-IFRS Measures

This annual report refers to certain measures that are not recognized under IFRS and do not have a standardized meaning prescribed by IFRS. Iris Energy uses non-IFRS measures including “EBITDA” and “Adjusted EBITDA” (each as defined below) as additional information to complement IFRS measures by providing further understanding of the Company’s operations from management’s perspective. As a capital intensive business, EBITDA excludes the impact of the cost of depreciation of mining equipment and other fixed assets, which allows us to measure the liquidity of our business on a current basis and, we believe, provides a useful tool for comparison to our competitors in a similar industry. Similarly, Adjusted EBITDA excludes the impact of share-based payments expense, which can vary significantly in comparison to other companies, so we believe this is a useful metric for comparing the profits/(losses) of the business to our competitors.

EBITDA is calculated as our IFRS profit/(loss) after income tax expense, excluding interest income, finance expense and non-cash fair value loss and interest expense on hybrid financial instruments, income tax expense, depreciation and amortization, which are important components of our IFRS profit/(loss) after income tax expense.

Further, “Adjusted EBITDA” also excludes share-based payments expense, which is an important component of our IFRS profit/(loss) after income tax expense, and other one-time expenses, including expenses related to our initial public offering.

We believe “EBITDA” and “Adjusted EBITDA” have limitations as analytical tools. These measures should not be considered as alternatives to profit/(loss) after income tax expense, as applicable, determined in accordance with IFRS. They are supplemental measures of our operating performance only, and as a result you should not consider these measures in isolation from, or as a substitute analysis for, our profit/(loss) after income tax as determined in accordance with IFRS, which we consider to be the most comparable IFRS financial measure. For example, we expect depreciation of our fixed assets will be a large recurring expense over the course of the useful life of our assets, and that share-based compensation is an important part of compensating certain employees, officers and directors. Our non-IFRS measures do not have any standardized meaning prescribed by IFRS and therefore are not necessarily comparable to similarly titled measures used by other companies, limiting their usefulness as a comparative tool.

A reconciliation of EBITDA and Adjusted EBITDA to loss after income tax expense, the most directly comparable IFRS measure, can be found in “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Key Indicators of Performance and Financial Condition.”

Market Share and Other Information

This annual report includes market, economic and industry data as well as certain statistics and information relating to our business, markets, and other industry data, which we obtained or extrapolated from various third-party industry and research sources, as well as assumptions that we have made that are based on those data and other similar sources. Industry publications and other third-party surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. While we believe that such data is reliable, we have not independently verified such data and cannot guarantee the accuracy or completeness thereof. Additionally, we cannot assure you that any of the assumptions underlying these statements are accurate or correctly reflect our position in the industry, and not all of our internal estimates have been verified by any independent sources. Furthermore, we cannot assure you that a third-party using different methods to assemble, analyze, or compute market data would obtain the same results. There is no precise definition for what constitutes the Bitcoin mining market. We do not intend, and do not assume any obligations, to update industry or market data set forth in this annual report. Finally, behavior, preferences, and trends in the marketplace tend to change. As a result, investors and prospective investors should be aware that data in this annual report and estimates based on such data may not be reliable indicators of future results.

References to “market share” and “market leader” are based on global revenues in the referenced market, and, unless otherwise specified herein, are based on certain of the materials referenced above.

Rounding

Amounts in this report have been rounded off to the nearest thousand dollars, or in certain cases, the nearest dollar.

Presentation Currency and Exchange Rates

The Directors have elected to change the Group’s presentation currency for the consolidated financial statements from Australian dollars to U.S. dollars effective as of July 1, 2021. The change in presentation currency is a voluntary change which is presented retrospectively. The functional currency of Iris Energy Limited and certain of its subsidiaries is Australian dollars, and for certain other subsidiaries the functional currency is one other than Australian dollars. Functional currency amounts are translated in the presentation currency in the manner described in Note 2 to our audited financial statements for the year ended June 30, 2022, included in this Annual Report on Form 20-F.

Note Regarding Forward-Looking Statements

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that involve substantial risks and uncertainties. Forward-looking statements include information concerning possible or assumed future results of operations, including descriptions of our business plan and strategies and trends we expect to affect our business. These statements often include words such as “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast,” and other similar expressions. These forward-looking statements are contained throughout this annual report, including matters discussed under “Item 3. Key Information—Risk Factors,” “Item 5. Operating and Financial Review and Prospects,” and in other sections of this annual report. We base these forward-looking statements or projections on our current expectations, plans and assumptions that we have made in light of our experience in the industry, as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances and at such time. As you read and consider this annual report, you should understand that these statements are not guarantees of future performance or results. The forward-looking statements and projections are subject to and involve risks, uncertainties and assumptions and you should not place undue reliance on these forward-looking statements or projections. Although we believe that these forward-looking statements and projections are based on reasonable assumptions at the time they are made, you should be aware that many factors could affect our actual financial results or results of operations, and could cause actual results to differ materially from those expressed in the forward-looking statements and projections. Factors that may materially affect such forward-looking statements and projections include:

•	Bitcoin price and foreign currency exchange rate fluctuations;

•	our ability to obtain additional capital on commercially reasonable terms and in a timely manner to facilitate our expansion plans;

•
our failure to make certain payments due under any one of our hardware purchase contracts with Bitmain on a timely basis could result in liquidated damages, claims for specific performance or other claims against Iris Energy, any of which could result in a loss of all or a portion of any prepayments or deposits made under the relevant contract or other liabilities in respect of the relevant contract;

•	expectations with respect to the ongoing profitability, viability, operability, security, popularity and public perceptions of the Bitcoin network;

•	our ability to secure additional power capacity, facilities and sites on commercially reasonable terms;

•	the risk that counterparties may terminate, default on or underperform their contractual obligations;

•	Bitcoin network hashrate fluctuations;

•	delays associated with, or failure to obtain or complete, permitting approvals, grid connections and other development activities customary for greenfield infrastructure projects;

•	our ability to maintain relationships with mining pools;

•	expectations regarding availability and pricing of electricity;

•	the availability, suitability and reliability of internet connections at our facilities;

•	expectations with respect to the useful life and obsolescence of hardware;

•	our ability to secure additional hardware on commercially reasonable terms;

•	delays or reductions in the supply of hardware;

•	increases in the costs of procuring hardware;

•	delays, increases in costs or reductions in the supply of other equipment used in our operations;

•
the reliability of electricity supply, hardware and electrical and data center infrastructure, including electricity outages and any variance between the actual operating hashrate of our hardware achieved compared to the nameplate hashrate;

•	our ability to operate in an evolving regulatory environment;

•	our ability to successfully execute our growth initiatives, business strategies and operating plans;

•	our ability to successfully operate and maintain our property and infrastructure;

•	reliability and performance of our electrical infrastructure compared to expectations;

•	malicious attacks on our property, infrastructure or IT systems;

•	our ability to maintain in good standing the operating and other permits and licenses required for our operations and business;

•	our ability to obtain, maintain, protect and enforce our intellectual property rights and other confidential information;

•	whether the secular trends we expect to drive growth in our business materialize to the degree we expect them to, or at all;

•	any material costs relating to environmental, health and safety requirements or liabilities;

•	damage to our property and infrastructure and the risk that any insurance we maintain may not fully cover all potential exposures;

•	any litigation, compliance or enforcement actions brought against us;

•	our failure to comply with the anti-corruption laws of the United States and various international jurisdictions;

•	any failure of our compliance and risk management methods;

•	any regulations around Bitcoin and the Bitcoin mining industry, including regulation on the ability to provide electricity to Bitcoin miners;

•	any intellectual property infringement and product liability claims;

•	our ability to attract, motivate and retain senior management and qualified employees;

•	our ability to service our debt obligations;

•
increased risks to our global operations including, but not limited to, political instability, acts of terrorism, theft and vandalism, cyberattacks and other cybersecurity incidents and unexpected regulatory and economic sanctions changes, among other things;

•	climate change and natural and man-made disasters that may materially adversely affect our business, financial condition and results of operations;

•	the ongoing effects of COVID-19 or any other outbreak of an infectious disease and any governmental or industry measures taken in response;

•	our ability to remain competitive in a dynamic and rapidly evolving industry;

•	damage to our brand and reputation;

•	the costs of being a public company;

•	any statements of belief and any statements of assumptions underlying any of the foregoing;

•	other factors disclosed in this annual report; and

•	other factors beyond our control.

GLOSSARY OF INDUSTRY TERMS AND CONCEPTS

This annual report includes a number of industry terms and concepts which are defined as follows:

•	ASICs: Application Specific Integrated Circuits.

•	Bitcoin: A system of global, decentralized, scarce, digital money as initially introduced in a white paper titled Bitcoin: A Peer-to-Peer Electronic Cash System by Satoshi Nakamoto.

•	Bitcoin Network: The collection of all nodes running the Bitcoin protocol. This includes miners that use computing power to maintain the ledger and add new blocks to the blockchain.

•	Block: A bundle of transactions analogous with digital pages in a ledger. Transactions are bundled into blocks, which are then added to the ledger. Miners are rewarded for “mining” a new block.

•
Blockchain: A software program containing a cryptographically secure digital ledger that maintains a record of all transactions that occur on the network, that enables peer-to-peer transmission of transaction information, and that follows a consensus protocol for confirming new blocks to be added to the blockchain.

•	CBDC: Central bank digital currency.

•
Cryptocurrency or Digital Asset: Bitcoin and alternative coins, or “altcoins,” launched after the success of Bitcoin. This category is designed to serve functions including as a medium of exchange, store of value, and/or to power applications.

•
Difficulty: In the context of Bitcoin mining, a measure of the relative complexity of the algorithmic solution required for a miner to mine a block and receive the Bitcoin reward. An increase in network hashrate will temporarily result in faster block times as the mining algorithm is solved quicker - and vice versa if the network hashrate decreases. The Bitcoin network protocol adjusts the network difficulty every 2,016 blocks (approximately every two weeks) to maintain a target block time of 10 minutes.

•	EH/s: Exahash per second. 1 EH/s equals one quintillion hashes per second (1,000,000,000,000,000,000 h/s).

•	Fiat Currency: A government issued currency that is not backed by a physical commodity, such as gold or silver, but rather by the government that issued it.

•	Fork: A fundamental change to the software underlying a blockchain which may result in two different blockchains, the original, and the new version, each with their own token.

•	Founder: Daniel Roberts and William Roberts – co-founders and Co-Chief Executive Officers.

•	Hash: To compute a function that takes an input, and then outputs an alphanumeric string known as the “hash value.”

•
Hashrate: The speed at which a miner can produce computations (hashes) using the Bitcoin network’s algorithm, expressed in hashes per second. The hashrate of all miners on a particular network is referred to as the hashrate of the network.

•
Miner: Individuals or entities who operate a computer or group of computers that compete to mine blocks. Bitcoin miners who successfully mine blocks are rewarded with new Bitcoin as well as any transaction fees.

•	Mining: The process by which new blocks are created, and thus new transactions are added to the blockchain.

•
Mining pools: Mining pools are platforms for miners to contribute their hashrate in exchange for digital assets, including Bitcoin, and in some cases regardless of whether the pool effectively mines any block. Miners tend to join pools to increase payout frequency, with pools generally offering daily payouts, and to externalize to the pool the risk of a block taking longer than statistically expected from the network difficulty. Mining pools offers these services in exchange for a fee.

•	MW: Megawatts. 1MW equals 1,000 kilowatts.

•	PH/s: Petahash per second. 1 PH/s equals one quadrillion hashes per second (1,000,000,000,000,000 h/s).

•
Proof-of-work: A protocol for establishing consensus across a system that ties mining capability to computational power. Hashing a block, which is in itself an easy computational process, now requires each miner to solve for a certain difficulty variable periodically adjusted by the Bitcoin network protocol. In effect, the process of hashing each block becomes a competition and, as a result, the overall process of hashing requires time and computational effort.

•
Proof-of-stake: An alternative consensus protocol, in which a “validator” typically may use their own digital assets to validate transactions or blocks. Validators may “stake” their digital assets on whichever transactions they choose to validate. If a validator validates a block (group of transactions) correctly, it will receive a reward. Typically, if a validator verifies an incorrect transaction, it may lose the digital assets that it staked. Proof-of-stake generally requires a negligible amount of computing power compared to Proof-of-work.

•	Protocol: The software that governs how a blockchain operates.

•
Public key or private key: Each public address on a blockchain network has a corresponding public key and private key that are cryptographically generated. A private key allows the recipient to access any digital assets associated with the address, similar to a bank account password. A public key helps validate transactions that are broadcasted to and from the address. Public keys are derived from private keys.

•	REC: Renewable Energy Certificate.

•	SEC: Securities Exchange Commission.

•	Wallet: A place to store public and private keys for blockchains (similar to storage applications for usernames and passwords). Wallets are typically software, hardware, or paper-based.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

An investment in our Ordinary shares is subject to a number of risks. You should carefully consider the following risk factors, which should be read in conjunction with all the other information presented in this annual report. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we do not know about or currently think are immaterial may also impair our business operations. Any of the following risks, if they occur, could materially and adversely affect our business, results of operations, financial condition, and cash flows.

Summary of Key Risks

Our business is subject to numerous risks and uncertainties, discussed in more detail below. These risks include, among others, the following key risks:

Risks Related to Our Bitcoin Mining Business

•
We have a limited operating history, with operating losses as the business has grown. If we cannot sustain greater revenues than our operating costs, we will incur operating losses, which could adversely impact our strategy, operations and financial performance.

•	We may be unable to raise additional capital needed to fulfill our capital commitments or grow our business and achieve our expansion plans.

•	Our operating expansion plans have been delayed due to market conditions, and our business and operating plan may be altered further due to several factors.

•	Our future success will depend significantly on the price of Bitcoin, which is subject to risk and has historically been subject to significant price volatility, as well as a number of other factors.

•	Our operating results have fluctuated significantly and may continue to fluctuate significantly as a result of a number of different factors.

•
Our business is highly dependent on a small number of digital asset mining equipment suppliers. Failure of our suppliers to perform under the relevant supply contracts, or of our ability to fulfill our obligations thereunder, could materially impact our operating results and financial condition.

•
Our principal outstanding hardware purchase contract is under discussion with Bitmain.  We have ceased making further payments under that contract, and there can be no assurance as to the outcome of those discussions or our ability to acquire the remainder of our contracted miners under that contract.

•	We may not be able to procure mining hardware on commercially acceptable terms or sufficient funding may not be available to finance the acquisition of mining hardware.

•	Any electricity outage, limitation of electricity supply or increase in electricity costs could materially impact our operations and financial performance.

•	Any critical failure of key electrical or data center equipment may result in material impacts to our operations and financial performance.

•	Serial defects in our ASICs and other equipment may result in underperformance relative to expectations and impact our financial performance.

•	Supply chain and logistics issues for us or our suppliers may delay our expansion plans or increase the cost of constructing our infrastructure.

•
We may be vulnerable to climate change, severe weather conditions and natural and man-made disasters, including earthquakes, fires, floods, hurricanes, tornadoes and severe storms (including impacts from rain, snow, lightning and wind), as well as power outages and other industrial incidents, which could severely disrupt the normal operation of our business and adversely affect our results of operations.

•	Our properties may experience damages, including damages that are not covered by insurance.

Risks Related to Bitcoin

•
The transition of digital asset networks such as Bitcoin from proof-of-work mining algorithms to proof-of-stake validation may significantly impact the value of our capital expenditures and investments in machines and real property to support proof-of-work mining, which could make us less competitive and ultimately adversely affect our business and the value of our Ordinary shares.

•	There is a risk of additional Bitcoin mining capacity from competing Bitcoin miners, which would increase the total hashrate and decrease our effective market share.

•	Bitcoin is a form of technology which may become redundant or obsolete in the future.

•	There is a lack of liquid markets in digital assets, and these markets are subject to possible manipulation.

•	Our operations, investment strategies and profitability may be adversely affected by competition from other methods of investing in digital assets or tracking digital asset markets.

•
Bitcoin will be subject to block reward halving several times in the future and Bitcoin’s value may not adjust to compensate us for the reduction in the block rewards that we receive from our mining activities.

Risks Related to Third-Parties

•
Banks and financial institutions may not provide bank accounts, or may cut off certain banking or other financial services, to digital assets investors or businesses that engage in Bitcoin-related activities or that accept Bitcoin as payment.

Risks Related to Regulations and Regulatory Frameworks

•	The regulatory environment regarding digital asset mining is in flux, and we may become subject to additional regulations that may limit our ability to operate.

•	Our business and financial condition may be materially adversely affected by increased regulation of energy sources.

•
If we were deemed an “investment company” under the Investment Company Act of 1940, as amended, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business, results of operations and financial condition.

•	Any change in the interpretive positions of the SEC or its staff with respect to digital assets or digital asset mining firms could have a material adverse effect on us.

Risks Related to Being a Foreign Private Issuer

•	We currently report our financial results under IFRS, which differs from U.S. generally accepted accounting principles, or U.S. GAAP.

•	As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than a U.S. company.

•
We are an Australian public company with limited liability. The rights of our shareholders may be different from the rights of shareholders in companies governed by the laws of U.S. jurisdictions and may not protect investors in the same similar fashion afforded by incorporation in a U.S. jurisdiction.

Risks Related to Our Bitcoin Mining Business

We have a limited operating history, with operating losses as the business has grown. If we cannot sustain greater revenues than our operating costs, we will incur operating losses, which could adversely impact our operations, strategy and financial performance.

We began Bitcoin mining in 2019. We have a limited operating history upon which an evaluation of the business and its prospects can be based. We may be subject to many risks common to new and growing companies, including under-capitalization, cash shortages, limitations concerning personnel, financial and other resources and lack of revenues. There is no assurance that we will succeed in achieving a return on your investment or meeting other success metrics.

Our future business plan requires substantial expenses in the operation and growth of our business and there can be no assurance that operational objectives will be achieved. Our success will ultimately depend on our ability to generate cash from our business. If we do not reach our operating objectives, and to the extent that we do not generate cash flow and income, our financial performance and long-term viability may be materially and adversely affected. An investment in our Ordinary shares must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development.

We may be unable to raise additional capital needed to fulfill our capital commitments or grow our business and achieve expansion plans.

We will need to raise additional capital to fund our operations, increase our power capacity, meet hardware purchase commitments, pursue our growth strategies (including potential acquisitions of complementary businesses), and respond to competitive pressures or unanticipated working capital requirements.

We have entered into three binding hardware purchase agreements with Bitmain Technologies Limited (“Bitmain”) and have paid deposits to acquire mining hardware. To the extent we are unable to fund remaining commitments under the relevant contracts out of operating cash flows and we are not able to raise additional capital to fund such amounts, we may not be able to meet those commitments and acquire additional mining hardware. Inability to secure appropriate hardware may adversely affect our operations, financial position and financial performance.

In the future, we will also need to raise additional capital to finance our business operations and planned growth.  We may seek to raise additional capital through future offerings of debt securities (including potentially convertible debt securities), which would rank senior to our Ordinary shares upon our bankruptcy or liquidation, and future offerings of equity securities, which may be senior to our Ordinary shares for the purposes of dividend and liquidating distributions. An issuance of additional equity securities or securities with a right to convert into equity, such as convertible bonds or warrant bonds, could adversely affect the market price of our Ordinary shares and would dilute the economic and voting interests of shareholders. We may be required to accept terms that restrict our ability to incur additional indebtedness or to take other actions including terms that require us to maintain specified liquidity or other ratios that could otherwise not be in the interests of our shareholders. As the timing and nature of any future offering would depend on market conditions and other factors beyond our control, it is not possible to predict or estimate the amount, timing, or nature of future offerings.

We may not be able to obtain additional debt, equity or equity-linked financing on favorable terms, if at all, which could impair our growth, adversely affect our existing operations and require us to seek additional capital, sell assets or restructure or refinance our indebtedness. In particular, in June 2022, we announced that, having regard to current market conditions and available financing terms, we intend to defer additional major capital expenditure for work beyond our initial 4.3 EH/s of operating capacity to preserve balance sheet flexibility until the current market uncertainty subsides and financing terms improve. There can be no guarantee that such uncertainty will subside and terms will improve on a timely basis, or at all. If we are unable to raise additional financing (whether because of the conditions of the markets, our financial condition or otherwise) on a timely basis, or at all, our ability to meet our capital commitments (including payments due under our relevant hardware purchase contracts with Bitmain) and our growth plans could be adversely affected.  In addition, if the terms of additional financing are less favorable or require us to comply with more onerous covenants or restrictions, our business operations could be restricted. Any of the foregoing could adversely impact our financial condition, cash flows and results of operations.

Our operating expansion plans have been delayed due to market conditions, and our business and operating plan may be altered further due to several factors.

Our business plan is predicated on multiple assumptions, including our procurement of additional mining equipment with certain performance specifications at certain futures dates and prices, and the acquisition and construction of additional locations and infrastructure to host such mining equipment. Our business plan is subject to change due to various factors, including market conditions, our ability to raise additional capital, the ability to procure equipment in a quantity, at a cost and on a timeline that is consistent with our business plan, and the ability to identify and acquire additional locations for new data center and electrical infrastructure sites to replicate the existing operating model at our operational facilities consistent with our business plan. For example, in June 2022, we announced that, having regard to current market conditions and available financing terms, we intend to defer additional major capital expenditure for work beyond our initial 4.3 EH/s of operating capacity to preserve balance sheet flexibility until market uncertainty subsides and financing terms improve. While we subsequently announced in August 2022 that we had reached agreement with Bitmain to ship an additional 1.7 EH/s of miners, which would increase our total operating capacity to 6.0 EH/s, our plans to expand total operating capacity above 6.0 EH/s are expected to be delayed as a result of this deferral of additional major capital expenditure. We will continue to review plans for further expansion in light of evolving market conditions.  Any such delays, and any failure to increase our total operating capacity in the future, could adversely impact our business, financial condition, cash flows and results of operations.

Our future success will depend significantly on the price of Bitcoin, which is subject to risk and has historically been subject to significant price volatility, as well as several other factors.

We generate substantially all of our revenue from the sale of Bitcoin as a result of rewards and transaction fees received in exchange for contributing computational power to mining pools to validate transactions on the Bitcoin blockchain. Similarly, our operating cash flow substantially depends on our ability to sell Bitcoin for fiat currency as needed. In developing our business plan and operating budget, we make certain assumptions regarding future Bitcoin prices. The prices that we receive for our Bitcoin depend on numerous market factors beyond our control. Accordingly, some underlying Bitcoin price assumptions relied on by us may materially change and actual Bitcoin prices may differ materially from those expected. For instance, the introduction of digital assets backed by central banks, known as “CBDCs,” could significantly reduce the demand for Bitcoin. Due to the highly volatile nature of the price of Bitcoin, our historical operating results have fluctuated, and may continue to fluctuate, significantly from period to period in accordance with market sentiments and movements in the broader digital assets ecosystem. For example, the price of Bitcoin has fluctuated considerably during the fiscal period from a high of approximately $69,000 per Bitcoin in November 2021 to a low of approximately $18,000 per Bitcoin in June 2022.

There is no assurance that any digital asset, including Bitcoin, will maintain its value or that there will be meaningful levels of trading activities to support markets in any digital asset and any adverse movements in Bitcoin prices or exchange rates (including the rates at which we may convert Bitcoin to fiat currency) may adversely affect our financial performance, financial condition and the results of operations. We are exposed to currency exchange rate fluctuations because portions of our revenue and expenses are currently, and may continue to be in the future, denominated in currencies other than our presentation currency (U.S. dollars), and because our income is in Bitcoin rather than in any fiat currency. Exchange rate fluctuations may adversely affect the results of operations, financial performance and the value of our assets in the future. A decline in the market value of Bitcoin or the demand for trading Bitcoin could lead to a corresponding decline in the value of our Bitcoin assets and the number of transactions on the Bitcoin blockchain network.

Further, revenue for Bitcoin miners consists of the block reward and transaction fees. Transaction fees are not pre-determined by the Bitcoin protocol and vary based on market factors, such as user demand, the number of transactions and the capacity of the network. In addition, “off-chain” solutions (e.g. Lightning Protocol and Statechains), which have been introduced to allow users to transact away from the blockchain, may lower miner revenues from transaction fees. Any of the factors could adversely impact our opportunities to earn block rewards and transaction fees, which could adversely affect our business, operating results and financial condition.

Any decline in the amount of Bitcoin that we successfully mine, the price of Bitcoin or market liquidity for Bitcoin, and digital assets generally, would adversely affect our revenue and ability to fund our operations. There has been high volatility in the market price of Bitcoin and other digital assets and, in 2022, a significant decline in the price of Bitcoin, as well as the market price of many technology stocks, including ours.

Our operating results have fluctuated significantly and may continue to fluctuate significantly as a result of several different factors.

Annual expenses reflected in our financial statements may differ significantly from historical levels. As a result of this and other factors, it is difficult for us to forecast growth trends accurately and our business and prospects are difficult to evaluate, particularly in the short term.  In addition, due to the rapidly evolving nature of our business and the digital assets ecosystem, period-to-period comparisons of our operating results may not be meaningful, and you should not rely upon them as an indication of future performance. Our operating results in one or more future periods may fall below the expectations of securities analysts and investors. As a result, the trading price of our Ordinary shares may increase or decrease significantly.

In addition, our operating results may continue to fluctuate significantly as a result of a variety of factors, many of which are unpredictable and in certain instances are outside of our control, including:

•	market conditions across the broader blockchain ecosystem;

•	investment and trading activities of highly active retail and institutional users, speculators, miners and investors;

•	the financial strength of market participants;

•	changes in consumer preferences and perceived value of digital assets, including Bitcoin;

•	publicity and events relating to the blockchain ecosystem, including public perception of the impact of the blockchain ecosystem on the environment;

•
the correlation between the prices of digital assets, including the potential that a crash in one digital asset or widespread defaults on one digital asset exchange or trading venue may cause a crash in the price of other digital assets, or a series of defaults by counterparties on digital asset exchanges or trading venues;

•	loss of confidence in the Bitcoin market as a result of business failures in the broader digital asset ecosystem;

•	fees and speed associated with processing Bitcoin transactions;

•	the level of interest rates and inflation;

•
changes in the legislative or regulatory environment, or actions by governments or regulators that impact monetary policies, fiat currency devaluations, trade restrictions, the provision of electricity to mining operations, the digital assets industry generally, or mining operations specifically;

•	difficulty obtaining new hardware and related installation costs;

•	access to cost-effective sources of electrical power;

•	evolving cryptographic algorithms and emerging trends in the technology securing blockchains, including proof-of-stake;

•	adverse legal proceedings or regulatory enforcement actions, judgments, settlements or other legal proceeding and enforcement-related costs;

•	the development and introduction of existing and new products and technology by us, our competitors or others;

•	increases in operating expenses that we expect to incur to grow and expand our operations and to remain competitive;

•	system failure or outages, including with respect to our mining hardware, power supply and third party networks;

•	breaches of security or data privacy;

•	loss of trust in the network due to a latent fault in the Bitcoin network;

•	our ability to attract and retain talent;

•	our ability to hedge risks related to our ownership of digital assets;

•	the introduction of new digital assets, leading to a decreased adoption of Bitcoin; and

•	our ability to compete.

Our operating results in one or more future periods may continue to fluctuate significantly as a result of these or other factors. Fluctuations in our operating results may in turn cause the trading price of our Ordinary shares to increase or decrease significantly.

Our operating expenses may outpace our mining revenues, which could seriously harm our business or increase our losses.

Our operating expenses may be greater than we anticipate, and our investments to make our business more efficient may not succeed and may outpace monetization efforts. Our operating expenses have increased as a result of compliance and other costs associated with being a publicly listed company as well as costs incurred as we grow and develop our managerial, operational and financial resources and systems, and may continue to increase in the future, including as a result of increasing inflationary pressures.  Increases in our costs without a corresponding increase in our revenue could result in losses, and which could have a material adverse effect on our business, financial conditions and results of operations.

Our business is highly dependent on a small number of digital asset mining equipment suppliers. Failure of our suppliers to perform under the relevant supply contracts or of our ability to fulfill our obligations thereunder could adversely impact our operating results and financial condition.

We currently rely on a single digital asset mining equipment supplier, Bitmain, to provide us with an adequate supply of new generation digital asset mining machines at economical prices to meet our operating expansion plans. If we need to replace Bitmain, there can be no assurance that additional supplies of digital asset mining equipment will be available when required on terms that are acceptable to us, or at all, or that any other supplier would be able to provide sufficient equipment to us to meet our requirements. Even if we were able to find alternative sources, we may encounter delays in our mining output and added costs as a result of the time it takes to negotiate terms and install new machines, and the pricing, delivery schedule and other terms of any such alternative source may be less favorable. As a result, any change in our digital asset mining equipment suppliers could adversely affect our operating expansion plans, business, financial condition and results of operations.

There are a limited number of digital asset mining equipment suppliers in the market today, and the market price and availability of new mining machines fluctuates with the price of Bitcoin and can be volatile. Higher Bitcoin prices increase the demand for mining equipment and increases the cost. In addition, as more companies seek to enter the mining industry, the demand for machines may outpace supply and create mining machine equipment shortages. There are no assurances that Bitmain and other existing suppliers will be able to keep pace with any surge in demand for mining equipment. Further, mining machine purchase contracts are not favorable to purchasers and we may have little or no recourse in the event a mining machine manufacturer defaults on its mining machine delivery commitments. If we cannot obtain a sufficient number of digital asset mining machines at favorable prices, our growth expectations, liquidity, financial condition and results of operations will be adversely impacted.

Additionally, if our third-party manufacturers and suppliers are late in delivery, cancel or default on their supply obligations or deliver underperforming or faulty equipment, it could cause material delays or affect the performance of our operations. Some of our supply contracts may contain equipment warranties and protections with respect to late delivery; however, these warranties may not be able to be successfully claimed against or may be inadequate to compensate for the impact to our operating results and financial condition.

Our principal outstanding hardware purchase contract is under discussion with Bitmain.  We have ceased making further payments under that contract, and there can be no assurance as to the outcome of those discussions or our ability to acquire the remainder of our contracted miners under that contract.

We have entered into three binding hardware purchase contracts with Bitmain to acquire new generation Bitcoin miners, Antminer S19j and Antminer S19j Pro. Remaining commitments to Bitmain under the first two contracts have been paid and the last remaining batch of hardware under these contracts is expected to be shipped in October 2022.

The third contract with Bitmain is a $400 million hardware purchase agreement for approximately 10 EH/s of miners (excluding any discount arrangements under the agreement, which may include potential additional miners), originally scheduled to be shipped in batches between October 2022 and September 2023.

Mining hardware commitments as at June 30, 2022 relating to the third hardware purchase contract totalled $316 million (including estimated shipping and non-refundable sales tax).

As of June 30, 2022, we have made approximately $128 million of prepayments pursuant to the third hardware purchase contract. Under that contract, six months prior to shipment of each batch of miners, we are required to pay 45% of the purchase price for such batch and another 30% of the purchase price for such batch one month prior to shipment. Under that contract, if we fail to pay the remaining commitments as and when they become due (and fail to make a written request to Bitmain no less than five business days prior to the relevant deadline and obtain Bitmain’s written consent), Bitmain is entitled to terminate the shipment of the respective batch of equipment and we will be liable for reasonable, non-penalty liquidated damages of 20% of the purchase price of such batch. If there is any remaining balance after deducting the non-penalty liquidated damages from prepayments made under this contract, we are entitled to a refund of such remaining balance free of any interest, although there can be no assurance that Bitmain will not make other claims that it is otherwise entitled to retain such amounts. If we fail to pay down payments due under this contract by the prescribed deadlines we may also be responsible for any loss incurred by Bitmain in relation to the production or procurement of that relevant batch of mining hardware.

On August 1, 2022, we announced that we had reached agreement with Bitmain to ship an additional 1.7 EH/s of miners, which is expected to increase our operating capacity to 6.0 EH/s. We used $46 million of prepayments made under the third hardware purchase contract with Bitmain, along with $5.9 million of cash on hand, as payment for the additional 1.7 EH/s of miners. We have approximately $82 million of prepayments and $295 million of commitments remaining under that contract (payable in installments through to October 2023 and including estimated shipping and non-refundable sales tax) in respect of contracted miners above the 6.0 EH/s.

While we have agreed with Bitmain on revised terms for an initial delivery of 1.7 EH/s of contracted miners  under the third hardware purchase contract and have made all payments with respect to that delivery, we have not made all recent scheduled payments nor do we currently expect to make upcoming scheduled payments in respect of future deliveries.

The timing and volume of any additional future deliveries under the third hardware purchase contract (including utilization of the remaining $82 million of prepayments and payment of the remaining $295 million of commitments referred to above) is subject to ongoing discussions with Bitmain. We can make no assurances as to the outcome of these discussions, including the impact on timing of any further deliveries or payments made under this contract, or whether any future deliveries will be made at all, the impact on our expansion plans and ability to acquire additional miners, or whether those discussions will adversely impact our relationship with Bitmain.

As we have not made all recent scheduled payments under the third hardware purchase contract, and any failure to make additional payments due under this contract in full and on time, we may not receive any applicable discounts and/or not receive the hardware at all, which may impact our nameplate hashrate capacity and have an adverse impact on our business, prospects, financial condition and operating results.

In addition, if Bitmain brings any claims against us to enforce any of its contractual rights with respect to any payments that we have not made by the applicable due date or any further payments that we fail to make when due or otherwise, and we are unable to successfully defend those claims, we could incur liabilities and could also lose prepayments we have previously paid under the agreement. Even if we are successful in defending any such claims, we could incur costs in connection with defending those claims, and our management’s attention may be distracted as a result of any such negotiations or legal proceedings. Any of the foregoing could have an adverse effect on our growth plans, business, results of operations, and financial condition.

We may not be able to procure mining hardware on commercially acceptable terms or sufficient funding may not be available to finance the acquisition of mining hardware.

The success of our business is dependent on our ability to acquire and configure appropriate hardware solutions to remain competitive. There can be no assurances that the most efficient Bitcoin mining hardware will be readily available when we identify the need for it, that it will be available to us at a commercially acceptable price or that funding will be available to finance its acquisition.

We have entered into three binding hardware purchase contracts with Bitmain to acquire new generation Bitcoin miners. Remaining commitments to Bitmain under the first two contracts have been paid. The third contract with Bitmain is a $400 million hardware purchase agreement for approximately 10 EH/s of miners (excluding any discount arrangements under the agreement, which may include potential additional miners), originally scheduled to be shipped in batches between October 2022 and September 2023.

Mining hardware commitments as at June 30, 2022 relating to the third hardware purchase contract totalled $316 million (including estimated shipping and non-refundable sales tax).

As of June 30, 2022, we have made approximately $128 million of prepayments pursuant to the third hardware purchase contract.

While we have agreed with Bitmain on revised terms for an initial delivery of 1.7 EH/s of contracted miners under the third hardware purchase contract and have made all payments with respect to that delivery, we have not made all recent scheduled payments nor do we currently expect to make upcoming scheduled payments in respect of future deliveries.

The timing and volume of any additional future deliveries under the third hardware purchase contract (including utilization of the remaining $82 million of prepayments and payment of the remaining $295 million of commitments, including estimated shipping and non-refundable sales tax) is subject to ongoing discussions with Bitmain. We can make no assurances as to the outcome of these discussions, including the impact on timing of any further deliveries or payments made under this contract, or whether any future deliveries will be made at all, the impact on our expansion plans and ability to acquire additional miners, or whether those discussions will adversely impact our relationship with Bitmain. If we fail to reach agreement with Bitmain with respect to the remaining batches of contracted miners on a timely basis or on terms that are acceptable to us, those remaining batches may be terminated or Bitmain may otherwise refuse to deliver them.

Inability to secure appropriate hardware, including inability to secure hardware from an alternate supplier if we are unable to agree to acceptable terms with Bitmain with respect to remaining deliveries of contracted miners, may delay or prevent the timely completion of our growth strategies and anticipated increases in capacity, and may adversely affect our operations, financial position and financial performance.

Under the majority of our existing contracts, the price of new miners is linked to the market price of Bitcoin and, if the market price of Bitcoin increases, our costs of obtaining new and replacement miners may increase, which may have a material and adverse effect on our financial condition and results of operations.

Under the majority of our existing contracts with our digital asset mining equipment supplier, Bitmain, the price of new miners fluctuates with the market pricing of digital asset mining equipment. Such fluctuations are influenced by factors including, but not limited to, the price of Bitcoin, the global hashrate, as well as supply and demand for mining equipment, subject to a cap on the price of such new miners. As a result, the cost of new machines has been and may in the future be unpredictable, and may also be significantly higher than our historical cost for new miners.

As our single largest capital expenditure item, we incur significant up-front capital costs each time we acquire new miners, and, if future prices of Bitcoin are not sufficiently high, we may not realize the benefit of these capital expenditures. If this occurs, our business, results of operations, and financial condition could be materially and adversely affected, which may in turn have an adverse impact on the trading price of our Ordinary shares.

Any electricity outage, limitation of electricity supply or increase in electricity costs could materially impact our operations and financial performance.

Our primary input is electricity. We rely on third parties, including utility providers, for the reliable and sufficient supply of electrical power to our infrastructure. We cannot guarantee that these third parties will be able to provide sufficient levels of electrical power consistently or will have the necessary infrastructure to deliver any additional power that we may require, or that we will be able to procure power from or recontract with them on commercially acceptable terms. Restrictions on the supply of, or our failure to procure, sufficient electricity could adversely affect our operating performance and revenue by constraining the number of ASICs we can operate at any one time.

Our access to electricity, or sufficient electricity, may be affected by climate change, acts of God, utility equipment failure or scheduled and unscheduled maintenance that result in electricity outages to the utility’s or the broader electrical network’s facilities. These electricity outages may occur with little or no warning and be of unpredictable duration. Further, our counterparties may be unable to deliver the required amount of power for various technical or economic reasons. As Bitcoin mining is energy intensive and backup power generation may be expensive to procure, any backup electricity supplies may not be sufficient to power all of our Bitcoin mining equipment in an affected location for the duration of the outage. Any such events, including any significant nonperformance by counterparties, could have a material adverse impact on our business, financial condition, and operating results.

The price we pay for electricity depends on numerous factors including sources of generation, regulatory environment, electricity market structure, commodity prices, instantaneous supply/demand balances, counterparties and procurement method. These factors may be subject to change over time and result in increased power costs. In particular in British Columbia, Canada (BC), we purchase our electricity pursuant to a regulated tariff which is subject to adjustment annually which may result in an increase in the cost of electricity we purchase.  For example, British Columbia Hydro and Power Authority (“BC Hydro”) has requested from its regulator that there be rate increases of 2.0% and 2.7% as of April 1, 2023 and April 1, 2024, respectively. We can provide no assurances that any rate increase will be at the level requested, and it is possible such increases could be material. In addition, in Texas, the electricity market is deregulated and operates through a competitive wholesale market, which is subject to many factors as outlined above, such as, for example, fluctuations in commodity prices including the price of fossil fuels and other energy sources. The current market for oil and other fossil fuel energy sources has become increasingly volatile during calendar year 2022, and we can provide no assurances that such price disruptions in such de-regulated markets will not result in material increases in the price for electricity in such markets. While we aim to mitigate price disruptions through our electricity procurement strategies, we have not finalized our procurement arrangements and there is no guarantee that such arrangements will be successful in mitigating increases in wholesale market prices. Increases in the cost of electricity we purchase could have a material adverse effect on our business, operating results and financial condition.

Any long-term outage or limitation of the internet connection at our sites could materially impact our operations and financial performance.

Our ability to validate and verify Bitcoin transactions, secure transaction blocks and add those to the Bitcoin blockchain, either directly or through a mining pool, is dependent on our ability to connect to the Bitcoin network or mining pools through the internet. Any extended downtime, limitations in bandwidth or other constraints may affect our ability to contribute some or all of our computing power to the network or mining pools. We may not have backup internet connections at our operations, and any backup internet connections may not be sufficient to support all of our Bitcoin mining equipment in an affected location for the duration of the outage, limitations or constraints to the primary internet connection. Any such events could have a material adverse impact on our operating results and financial condition.

Any critical failure of key electrical or data center equipment may result in material impacts to our operations and financial performance.

Certain key pieces of electrical or data center equipment may represent single points of failure for some or all of the power capacity at our operating sites. Any failure of such equipment may result in our inability to utilize some or all of our Bitcoin mining equipment in an affected location for the duration of time it takes to procure and install replacement parts.

For example, the circuit breaker represents a single point of failure at our site in Canal Flats, BC. If it fails, this will result in the site being non-operational. We estimate that the current lead time required to replace the circuit breaker used at the Canal Flats site is 15 to 40 weeks, which lead time could increase. There are other items of equipment at each of our sites that, upon failure, could result in the entire site or certain sections of the site being non-operational. These include, but are not limited to, the high voltage transformers, low voltage transformers and switchgear, all of which currently have estimated lead times ranging between 16 to 52 weeks, and are subject to increase.

Due to the long-lead times required to acquire some of the equipment used in our operations, the failure of such parts could result in lengthy outages at an affected location, and could materially impact our financial results and financial condition.

Serial defects in our ASICs and other equipment may result in underperformance relative to expectations and impact our financial performance.

Our operations contain certain items of equipment that have a high concentration from one manufacturer (e.g. our ASICs). Additionally, the equipment we rely on may experience defects in workmanship or performance throughout its operational life. If such defects are widespread across equipment we have used in the construction of our facilities, we could suffer material outages or underperformance compared to expectations. Such circumstances could adversely affect our business, prospects, financial condition and operating results.

Our mining hardware suppliers have previously had, and may continue to have, operations in China, and China’s economic, political and social conditions, as well as changes in any government policies, laws and regulations, could have a material adverse effect on our business. Additionally, international trade policies with China continue to be in flux, and a policy change could adversely affect our business, prospects or operations.

Our mining hardware suppliers have previously had, and may continue to have, operations in China and a significant portion of our revenues may be derived from material produced in China. Accordingly, our business, financial conditions, results of operations and prospects may be subject, to a significant extent, to economic, political and legal developments in China.

The People’s Republic of China (“PRC”) government exercises significant control over China’s economy through allocations of resources, control over the incurrence and payment of foreign currency-denominated obligations, setting of monetary policy and providing preferential treatment to particular industries or companies. The PRC legal system also continues to evolve rapidly, so interpretations of laws, regulations and rules are not always uniform and enforcement of such laws, regulations and rules involve uncertainties. Uncertainties due to evolving laws and regulations could also impede the ability of a China-based company, such as Bitmain, to obtain or maintain permits or licenses required to conduct business in China. Changes in any of these policies, laws and regulations, or the interpretations thereof, as they relate to the mining hardware suppliers, could have an adverse impact on our business.

For example, if the PRC government were to prevent mining hardware suppliers from doing business with companies who engage in Bitcoin-related activities, we would be required to find a replacement supplier for our digital asset mining equipment. Certain companies may also decide to move their production of miners out of China and into other countries following the September 2021 blanket ban on digital asset mining and transactions by Chinese regulators. Such interruptions in operations and production relocations could result in cancellations or delays and may adversely impact our ability to receive mining equipment on a timely basis or at all. Moreover, if we were unable to find a replacement supplier able to meet our supply demands and promptly, it could have a material adverse effect on our business.

In China, it is illegal to accept payment in Bitcoin for consumer transactions and banking institutions are barred from accepting deposits of digital assets. The PRC government has also restricted digital asset operations and transactions by banning digital asset mining activity. If the PRC government were to further restrict digital asset mining related activities, including production of materials used in such activities, and as are currently produced by Bitmain, it would have a material adverse impact on Bitmain’s operations and in turn our business prospects.

In addition, international trade policies with China remain in flux, and changes to such policies may impact our supplier chain. For example, the countries in which we operate could expand or impose, as applicable, economic sanctions on China, or businesses operating in China, that would impact our ability to do business with and import from businesses that operate in China. Any such actions, or countermeasures taken by China, could materially impact our business, prospects or operations.

Bitcoin miners and other necessary hardware are subject to malfunction, obsolescence and supply chain risks.

The Bitcoin mining industry has historically seen periodic improvements in the hardware technology used to mine Bitcoin. There is a risk that our current hardware will be superseded by more powerful technology, including ASICs with a materially higher hashrate (relative to power consumption), which would make Bitcoin mining with our current hardware less commercially viable.

Further, if we seek to update our existing hardware in response to significant improvements in available Bitcoin mining technology or to replace underperforming or malfunctioning hardware, there is no guarantee that such technology will be available to us, available on commercially acceptable terms, successfully implemented in our operations or achieve the expected operational performance.

Given the long production period to manufacture and assemble Bitcoin mining hardware and the current global semiconductor chip shortage, there can be no assurance that we can acquire enough Bitcoin mining hardware or replacement parts on a cost-effective basis, or at all, for the maintenance and expansion of our Bitcoin mining operations. We rely on third parties to supply us with Bitcoin mining hardware and shortages of Bitcoin mining hardware or their component parts, material increases in Bitcoin mining hardware costs or delays in delivery of our hardware orders could significantly interrupt our plans for expanding our Bitcoin mining capacity. We face competition in acquiring mining machines from major manufacturers and, at a given time, mining machines may only be available for pre-order months in advance. For example, the lead time for new mining hardware from our manufacturers currently varies from three to 12 months depending on a number of factors, including the manufacturer, type of hardware and technology and market conditions. When mining conditions are favorable, the lead time usually increases from all suppliers and manufacturers in the industry and could exceed 12 months. If we are unable to acquire new mining machines, or if our cost for new mining machines is excessively high, we may not be able to keep up with our competitors, which may materially and adversely affect our business and results of operations. In some periods the industry has experienced, and we expect may experience again in the future, a scarcity of advanced mining machines, as few manufacturers are capable of producing a sufficient number of mining machines of adequate quality to meet demand. It is necessary for us to establish and maintain relationships with mining machine manufacturers, and we may face competition from larger or other preferred customer relationships. As a result of intense competition for the latest generation mining machines, or if we unexpectedly need to replace our mining machines due to a faulty shipment or other failure, we may not be able to secure replacement machines at reasonable costs on a timely basis. Moreover, under the majority of our existing contracts with our digital asset mining equipment supplier, Bitmain, the price of new miners fluctuates with the market pricing of digital asset mining equipment. Such fluctuations are influenced by factors including, but not limited to, the price of Bitcoin, the global hashrate, as well as supply and demand for mining equipment, subject to a cap on the price of such new miners. As a result, the cost of new machines has been and may in the future be unpredictable, and may also be significantly higher than our historical cost for new miners.

Failure to secure appropriate Bitcoin mining hardware and/or technology may delay or prevent the timely completion of our growth strategies and anticipated increases in capacity, and may have a significant adverse impact on our results from operations and delay our expansion plans..

Supply chain and logistics issues for us or our suppliers may delay our expansion plans or increase the cost of constructing our infrastructure.

The equipment used in our operations is generally manufactured by third parties using a large amount of commodity inputs (e.g. steel, copper, aluminum). Many manufacturing businesses globally are currently experiencing supply chain issues with respect to such commodities and other materials and labor used in their production processes, which is due to a complex array of factors including COVID-19, and which can occur from time to time. Additionally, there is currently a global semiconductor chip shortage, which impacts our mining equipment. Such issues may cause delays in the delivery of, or increases in the cost of, the equipment used in our operations, which could materially impact our operating results and may delay our expansion plans.

Many of the manufacturers of our equipment are located outside of the jurisdictions in which we have facilities and sites, necessitating international shipping to enable us to incorporate the equipment into our facilities. COVID-19 and a range of related factors, including, but not limited to, government-mandated travel restrictions, quarantines, social distancing directives and the temporary closure of businesses, are causing many businesses to experience logistics issues resulting in delayed deliveries of equipment. Supply chain disruptions may also occur from time to time due to a range of factors beyond our control, including, but not limited to, climate change, increased costs of labor, inflationary pressure, freight costs and raw material prices along with a shortage of qualified workers. Such supply chain disruptions can potentially cause material impacts to our operating performance and financial position if delivery of equipment for our facilities is delayed.

It may take significant time and expenditure to grow our Bitcoin mining operations through continued development at our existing and planned sites, and our efforts may not be successful.

The continued development of our existing and planned facilities is subject to various factors beyond our control. In the context of the COVID-19 pandemic, there is an elevated risk that the delivery or installation of equipment from suppliers will be delayed, and of shortages in materials or labor due to travel restrictions and social distancing requirements. There is also the risk of a COVID-19 outbreak on site, which would halt construction in the short term.

More generally, there may be difficulties in integrating new equipment into existing infrastructure, constraints on our ability to connect to or procure the expected electricity supply capacity at our facilities, defects in design or construction, diversion of management resources, insufficient funding or other resource constraints. Actual costs for development may exceed our planned budget.

We intend to expand by acquiring and developing additional sites, taking into account a number of important characteristics such as availability of renewable energy, electrical infrastructure and related costs, geographic location and the local regulatory environment. We may have difficulty finding sites that satisfy our requirements at a commercially viable price or our timing requirements. Furthermore, there may be significant competition for suitable Bitcoin mining sites, and government regulators, including local permitting officials, may restrict our ability to set up Bitcoin mining operations in certain locations.

Transfer of sites that we have contractually secured may ultimately fail to complete due to factors beyond our control (e.g. due to default or non-performance by counterparties). In addition, estimated power availability at sites secured could be materially less than initially expected or not available at all. Furthermore, the ability to secure connection agreements to access such power sources and processes to secure permits, approvals and/or licenses to construct and operate our facilities could be delayed in regulatory processes, may not be successful or may be cost prohibitive.

Development and construction delays, cost overruns, changes in market circumstances, an inability to find suitable data center locations as part of our expansion and other factors may adversely affect our operations, financial position and financial performance. In particular, in June 2022, we announced that, having regard to current market conditions and available financing terms, we intend to defer additional major capital expenditure for work beyond our initial 4.3 EH/s of operating capacity to preserve balance sheet flexibility until the current market uncertainty subsides and financing terms improve. While we are targeting an initial 40MW development at our Childress, Texas site (located in the renewables-heavy Panhandle Region) and expect to continue preparatory construction activities to preserve optionality, our plans to expand total operating capacity above 6.0 EH/s are expected to be delayed as a result of this deferral of additional major capital expenditure. We will continue to review plans for further expansion in light of evolving market conditions.  Any such delays, and any failure to increase our total operating capacity in the future, could adversely impact our business, financial condition, cash flows and results of operations.

See “Item 3. Key Information—Risk Factors—Risks Related to Our Bitcoin Mining Business—Our business is subject to customary risks in developing greenfield infrastructure projects.”

Cancellation or withdrawal of required operating and other permits and licenses could materially impact our operations and financial performance.

In each jurisdiction in which we operate, it is typical that we must obtain certain permits, approvals and/or licenses in order to construct and operate our facilities. If, for whatever reason, such permits, approvals and/or licenses are not granted, or if they are lost, suspended, terminated or revoked, it may result in delays in construction of our facilities, require us to halt all or part of our operations, or cause us to be exposed to financial or other penalties at the affected locations. Such circumstances could have a material adverse effect on our business, financial condition and operating results.

Our business is subject to customary risks in developing greenfield infrastructure projects.

The build-out of our platform is subject to customary risks relevant to developing greenfield infrastructure projects, including:

•	difficulty finding sites that satisfy our requirements at a commercially viable price;

•	planning approval processes, and permitting and licensing requirements in certain jurisdictions;

•	site condition risks (e.g. geotechnical, environmental, flooding, seismic and archaeological) in developing greenfield sites;

•	obtaining easements and rights of way (e.g. for access or transmission lines), if required;

•
availability of power and the satisfactory outcome of relevant studies, as well as completion of the process to connect to the electrical grid and execution of connection agreements and electricity supply agreements with the relevant entities;

•	availability, timing of delivery, and cost of construction materials and equipment to each site;

•	contracting and labor issues (i.e. industry-wide labor strikes, ability to engage experienced labor and contractors/subcontractors in remote areas);

•	non-performance by contractors and sub-contractors impacting quality assurance and quality control;

•	lack of interest from contractors or design builders and potential increase in project costs due to competing infrastructure development worldwide;

•	inclement weather;

•	climate change;

•	construction delays generally;

•	delays or impacts arising from pandemics (e.g. COVID-19);

•	obtaining any required regulatory or other approvals to invest or own land and infrastructure in foreign jurisdictions; and

•	availability of capital to fund construction activities and associated contractual commitments.

We have an evolving business model and strategy.

Our business model has significantly evolved since our incorporation and we expect it to continue to do so in the future. As digital assets become more widely available, we expect their services and products to evolve. In order to stay current with our industry, our business model will also need to evolve. As a result, from time to time, we may modify aspects of our business model relating to our strategy, including pursuing business opportunities outside of the digital asset industry. We cannot offer any assurance that these or any other modifications will be successful or will not result in harm to our business. These modifications may increase the complexity of our business and place significant strain on our management, personnel, operations, systems, technical performance, financial resources and internal financial control and reporting functions. We may not be able to manage growth effectively, which could damage our reputation, limit our growth and adversely affect our operating results. Further, we cannot provide any assurance that we will successfully identify all emerging trends and growth opportunities within the digital assets industry and we may lose out on such opportunities. Such circumstances could have a material adverse effect on our business, prospects, financial condition and operating results.

Failure to effectively manage our growth could place strains on our managerial, operational and financial resources and could adversely affect our business and operating results.

Our current and future growth, including increases in the number of our strategic relationships, may place a strain on our managerial, operational and financial resources and systems, as well as on our management team. Although we may not grow as we expect, if we fail to manage our growth effectively or fail to develop and expand our managerial, operational and financial resources and systems, our business and financial results could be materially harmed.

We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to repay the principal and interest on our indebtedness and capital commitments and otherwise fund operations.

As of June 30, 2022, we have total outstanding indebtedness of $109.4 million, which is secured by relevant financed mining hardware equipment. Our ability to make scheduled payments on, or refinance our debt obligations, depends on our financial condition and operating performance, which are subject to a number of factors beyond our control.

If we are unable to repay our indebtedness and capital commitments and otherwise fund operations, we may be required to limit growth, seek additional capital, sell assets, or restructure or refinance our indebtedness. Even after we adopt one of these options, our strategy may not be successful, and we may then be unable to repay our indebtedness and fund our operations. Further, movements in interest rates may affect our debt repayments. We may also incur additional debt and take other actions that could diminish our ability to make payments on our indebtedness when due. If new debt is added to our existing or future debt, these risks could increase. We could, among other remedies that may be available, be forced into bankruptcy, insolvency or liquidation.

Mining hardware commitments as at June 30, 2022 relating to the third hardware purchase contract totalled $316 million (including estimated shipping and non-refundable sales tax).

The timing and volume of any additional future deliveries under the third mining hardware purchase contract (including utilization of the remaining $82 million of prepayments and payment of the remaining $295 million of commitments, including estimated shipping and non-refundable sales tax) is subject to ongoing discussions with Bitmain. We can make no assurances as to the outcome of these discussions, including the impact on timing of any further deliveries or payments made under this contract, or whether any future deliveries will be made at all, the impact on our expansion plans and ability to acquire additional miners, or whether those discussions will adversely impact our relationship with Bitmain. If we fail to reach agreement with Bitmain with respect to the remaining batches of contracted miners on a timely basis or on terms that are acceptable to us, those remaining batches may be terminated or Bitmain may otherwise refuse to deliver them.

We may also incur additional debt and take other actions that could diminish our ability to make payments on our indebtedness and/or to fund payments under our mining hardware purchase contracts when due. If new debt is added to our existing or future debt, these risks could increase. We could, among other remedies that may be available, be forced into bankruptcy, insolvency or liquidation.

We operate in a highly competitive industry and rapidly evolving sector.

The Bitcoin mining ecosystem is highly innovative, rapidly evolving and characterized by intense competition, experimentation and frequent introductions of new products and services, and is subject to uncertain and evolving industry and regulatory requirements. We expect competition to increase in the future as existing competitors expand their operations, new competitors enter the industry, and new products are introduced or existing products are enhanced. We compete against a number of companies operating globally that focus on mining digital assets.

Our existing and potential competitors may have various competitive advantages over us, such as:

•	greater name recognition, longer operating histories and larger market shares;

•	more established marketing, banking and compliance relationships;

•	greater mining capabilities;

•	more timely introduction of new technologies;

•	preferred relationships with suppliers of mining machines and other equipment;

•	access to more competitively priced power;

•	greater financial resources to make acquisitions;

•	lower labor, compliance, risk mitigation and research and development costs;

•	larger and more mature intellectual property portfolios;

•	greater number of applicable licenses or similar authorizations;

•	established core business models outside of the mining or trading of digital assets, allowing them to operate on lesser margins or at a loss;

•	operations in certain jurisdictions with lower compliance costs and greater flexibility to explore new product offerings; and

•	substantially greater financial, technical and other resources.

If we are unable to compete successfully, or if competing successfully requires us to take costly actions in response to the actions of our competitors, our business, operating results and financial condition could be adversely affected.

We cannot provide any assurance that we will successfully identify all emerging trends and growth opportunities in our business industry and we may fail to capitalize on certain important business and market opportunities. Such circumstances could have a material adverse effect on our business, prospects, financial condition and operating results.

COVID-19 or any pandemic, epidemic or outbreak of an infectious disease in any country in which we operate, and any governmental or industry measures taken in response to COVID-19 or any other such infectious disease, may adversely impact our operations.

The COVID-19 pandemic has had unpredictable and unprecedented impacts in Australia, Canada, the United States and nearly every other country in the world. COVID-19 has affected how we are operating our business, including as a result of government public health orders and travel restrictions. The re-introduction of such measures could adversely impact our business and results of operations, including cash flows. The duration and extent to which these measures may continue to impact us remain uncertain, and may prove difficult to assess or predict, particularly over the medium to longer term.

The nature and extent of the effect of COVID-19 on our financial performance, particularly in the longer term, is unknown. The continued uncertainty, as well as a likelihood of an economic downturn of unknown duration or severity in certain jurisdictions key to our business, means that we may be unable to accurately forecast our operating costs or financial performance.

As the COVID-19 pandemic continues, governments (at national, provincial and local levels), corporations and other authorities may continue to implement restrictions or policies that could adversely affect global capital markets, the global economy, Bitcoin prices and our Ordinary share price.

We continue to assess any effect on our business from the ongoing COVID-19 pandemic and any actions implemented by the governments in jurisdictions in which we operate. We have implemented safety protocols to protect our personnel, but we cannot offer any assurance that the COVID-19 pandemic or any other pandemic, epidemic or outbreak of an infectious disease in Australia, Canada, the United States or elsewhere, will not materially and adversely affect our business.

The loss of any of our management team or an inability to attract and retain qualified personnel could adversely affect our operations, strategy and business.

We operate in a competitive and specialized industry where our continued success is in part dependent upon our ability to attract and retain skilled and qualified personnel. A loss of a significant number of our skilled and experienced employees or, alternatively, difficulty in attracting additional adequately skilled and experienced employees, may adversely impact our operations and financial performance.

The employment contracts of certain of our employees contain non-competition and non-solicitation provisions designed to limit the impact of employees departing the business by restricting their ability to obtain employment with our competitors. Such provisions may not be enforceable, may only be partially enforceable, or may not be enforced, which could impede our ability to protect our business interests.

The potential acquisition of businesses, services or technologies may not be successful or may adversely affect our existing operations.

In the future, we may seek to acquire businesses, services or technologies that we believe could complement or expand our current business, enhance our technical capabilities or otherwise offer growth opportunities. We may not be successful in identifying and acquiring suitable acquisition targets at an acceptable cost. Further, the pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, regardless of whether or not they are ultimately completed.

If we acquire additional businesses, we may not be able to integrate the acquired personnel, operations and technologies successfully, or effectively manage the combined business following the acquisition. We also may not achieve the anticipated synergies, strategic advantages or earnings from the acquired business due to a number of factors, including:

•	incurrence of acquisition-related costs;

•	unanticipated costs or liabilities associated with the acquisition;

•	the potential loss of key employees of the target business;

•	use of resources that are needed in other parts of our business; and

•	use of substantial portions of our available cash to complete the acquisition.

Acquisitions may also result in dilutive issuances of equity securities, including our Ordinary Shares, or the incurrence of debt. The amount of any equity securities issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding Ordinary shares. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to you, which could adversely affect the trading price of our Ordinary shares. In addition, if an acquired business fails to meet expectations, our business, results of operations and financial condition may be adversely affected.

Further, as we may settle acquisitions in new industries and new geographic regions, there is a risk that we may not fully comply with laws, regulations, business operations or risks associated with these industries or regions. There is a risk that we could face legal, tax or regulatory sanctions or reputational damage as a result of any failure to comply with (or comply with developing interpretations of) applicable laws, regulations and standards of good practice. Our failure to comply with such laws, regulations and standards could result in fines or penalties, the payment of compensation or the cancellation or suspension of our ability to carry on certain activities or service offerings, interrupt or adversely affect parts of our business and may have an adverse effect on our operations and financial performance.

We may be vulnerable to climate change, severe weather conditions and natural and man-made disasters, including earthquakes, fires, floods, hurricanes, tornadoes and severe storms (including impacts from rain, snow, lightning and wind), as well as power outages and other industrial incidents, which could severely disrupt the normal operation of our business and adversely affect our results of operations.

Our business may be subject to the risks of climate change, severe weather conditions and natural and man- made disasters, including earthquakes, fires, floods, hurricanes, tornadoes and severe storms (including impacts from rain, snow, lightning and wind), as well as power outages and other industrial incidents, any of which could result in system failures, power supply disruptions and other interruptions that could harm our business.

The potential physical impacts of climate change on our properties and operations are highly uncertain and would be particular to the geographic circumstances in areas in which we operate. These may include changes in rainfall and storm patterns and intensities, water shortages, changing sea levels and changing temperatures. The impacts of climate change may materially and adversely impact the cost of production and financial performance of our operations. Further, any impacts to our business and financial condition as a result of climate change are likely to occur over a sustained period of time and are therefore difficult to quantify with any degree of specificity. For example, extreme weather events may result in adverse physical effects on portions of our infrastructure, which could disrupt our supply chain and ultimately our business operations. In addition, disruption of transportation, power and distribution systems could result in reduced operational efficiency.

The reliability and operating efficiency of our ASICs and other equipment is linked to weather conditions, including temperature and humidity. If we are unable to appropriately manage climatic conditions for the operating equipment inside our data centers, whether caused by fluctuations in weather conditions outside of optimal operating thresholds or as a result of ventilation equipment failure, our ASICs and other equipment may be subject to reduced operating efficiency, increased equipment failure and higher maintenance costs. More severe or sustained climate related events have the potential to disrupt our business and may cause us to experience higher attrition, losses and additional costs to resume operations.

Our current insurance policies cover costs due to loss of property and do not include business interruption insurance sufficient to compensate for the lost profits that may result from interruptions in our operations as a result of inability to operate or failures of equipment and infrastructure at our facilities. A system outage could have a material adverse effect on our business, prospects, financial condition and operating results.

Our properties may experience damages, including damages that are not covered by insurance.

Our current and planned operations, and any other future sites we establish (including during the construction phase), will be subject to a variety of risks relating to physical condition and operation, including but not limited to:

•	the presence of construction or repair defects or other structural or building damage;

•
any noncompliance with, or liabilities under, applicable regulations, including but not limited to, environmental, health or safety regulations or requirements or building permit and zoning requirements;

•
any damage resulting from climate change, extreme weather conditions or natural or man-made disasters, such as earthquakes, fires, floods, hurricanes, tornadoes, severe storms (including impacts from rain, snow, lightning and wind), or extreme cold or hot weather; and

•	claims by employees and/or others for injuries sustained at our properties.

We believe we currently maintain adequate insurance to protect our property; however, we may decide to obtain additional coverage in the future, such as business interruption insurance, where doing so would be practicable and in line with industry practice. There can be no assurance that adequate insurance will be available, and, even if available, that such insurance will be available at economically acceptable premiums or will be adequate to cover any claims made, or that we will decide to take out coverage. We do not carry any environmental insurance. Furthermore, we may not obtain adequate insurance for any reason. If we incur uninsured losses or liabilities, our assets, profits and/or prospects may be materially impacted. The occurrence of an event that is not covered, in full or in part, by insurance could have a material adverse effect on our operations, financial position and financial performance.

We may be affected by price fluctuations in the wholesale and retail power markets.

Our power arrangements may vary depending on the markets in which we operate, and comprise fixed and variable power prices, including arrangements that may contain price adjustment mechanisms in case of certain events. Furthermore, some portion of our power arrangements may be priced by reference to published index prices and, thus, reflect market movements outside of our control.

A substantial increase in electricity costs or a fall in Bitcoin prices could render Bitcoin mining ineffective or not viable for us. Market prices for power, generation capacity and ancillary services are unpredictable. An increase in market prices for power, generation capacity or ancillary services may adversely affect our business, prospects, financial condition, and operating results. Long- and short-term power prices may fluctuate substantially due to a variety of factors outside of our control, including, but not limited to:

•	increases and decreases in the quantity and type of generation capacity;

•	changes in network charges;

•	fuel costs;

•	commodity prices;

•	new generation technologies;

•	changes in power transmission constraints or inefficiencies;

•	climate change and volatile weather conditions, particularly unusually hot or mild summers or unusually cold or warm winters;

•
technological shifts resulting in changes in the demand for power or in patterns of power usage, including the potential development of demand-side management tools, expansion and technological advancements in power storage capability and the development of new fuels or new technologies for the production or storage of power;

•	federal, state, local and foreign power, market and environmental regulation and legislation;

•	changes in capacity prices and capacity markets; and

•	power market structure (e.g. energy-only versus energy and capacity markets).

In particular in BC, we purchase our electricity pursuant to a regulated tariff which is subject to adjustment from time to time which may result in an increase in the cost of electricity we purchase.  For example, BC Hydro has requested from its regulator that there be rate increases of 2.0% and 2.7% as of April 1, 2023 and April 1, 2024, respectively. We can provide no assurances that any rate increase will be at the level requested, and it is possible such increases could be material. In addition, in Texas, the electricity market is deregulated and operates through a competitive wholesale market, which is subject to many factors as outlined above, such as, for example, fluctuations in commodity prices including the price of fossil fuel and other energy sources. The current market for oil and other fossil fuel energy sources has become increasingly volatile during calendar year 2022, and we can provide no assurances that price disruptions in such de-regulated markets will not result in a material increases in the price for electricity in those markets. While we aim to mitigate price disruptions through our electricity procurement strategies, we have not finalized our procurement arrangements and there is no guarantee that such arrangements will be successful in mitigating increases in wholesale market prices. If we are unable to secure power supply at prices or on terms acceptable to us, it would potentially have a material adverse effect on our business, prospects, financial condition and operating results.

Risks Related to Bitcoin

The transition of digital asset networks such as Bitcoin from proof-of-work mining algorithms to proof-of-stake validation may significantly impact the value of our capital expenditures and investments in machines and real property to support proof-of-work mining, which could make us less competitive and ultimately adversely affect our business and the value of our Ordinary shares.

Proof-of-stake is an alternative method of validating digital asset transactions. Proof-of-stake methodology does not rely on resource intensive calculations to validate transactions and create new blocks in a blockchain; instead, the validator of the next block is determined, sometimes randomly, based on a methodology in the blockchain software. Rewards, and sometimes penalties, are issued based on the amount of digital assets a user has “staked” in order to become a validator.

Our business strategy currently focuses entirely on mining Bitcoin (as opposed to other digital assets). Additionally, all of our hardware is limited to mining using a “proof-of-work” protocol based on the complex cryptographic algorithm known as Secure Hash Algorithm 256 (“SHA-256”). Should Bitcoin shift from a proof-of-work validation method to a proof-of-stake method, the transaction verification process (i.e. “mining” or “validating”) would require less power and may render any company that maintains advantages in the current climate with respect to proof-of-work mining (for example, from lower-priced electricity, processing, computing power, real estate, or hosting) less competitive or less profitable, including ours. For example, the Ethereum blockchain, another popular blockchain with a widely traded digital asset, is currently undergoing a transition from proof-of-work to proof-of-stake, in part to achieve more efficiency in relation to the energy consumption of its network and production and verification of its blockchain. If this transition is successful, current Ethereum mining equipment and other investments in Ethereum mining operations could become obsolete or be repurposed for mining other digital assets, which may be less profitable. Additionally, if the Ethereum transition is successful, digital assets mined using proof-of-work protocols and / or SHA-256, including Bitcoin, may see a decrease in market acceptance that impacts their value should the market demand greater power efficiency in the mining of digital assets.

If Bitcoin shifts to proof-of-stake validation, we may lose the benefit of our capital investments and their competitive advantage, which were intended to improve the efficiency of our digital asset mining operations only with respect to proof-of-work networks. Further, a shift in market demand from proof-of-work to proof-of-stake protocols could impair our business and operations which are based on hardware that is strictly limited to mining digital assets based on SHA-256 algorithm. Such events could have a material adverse effect on our ability to continue as a going concern or to pursue our business strategy at all, which could have a material adverse effect on our business, prospects, financial condition and operating results.

There is a risk of additional Bitcoin mining capacity from competing Bitcoin miners, which would increase the total hashrate and decrease our effective market share.

The barriers to entry for new Bitcoin miners are relatively low, which can give rise to additional capacity from competing Bitcoin miners. The Bitcoin protocol responds to increasing total hashrate by increasing the “difficulty” of Bitcoin mining. If this “difficulty” increases at a significantly higher rate, we would need to increase our hashrate at the same rate in order to maintain market share and generate equivalent block rewards. A decrease in our effective market share would result in a reduction in our share of block rewards and transaction fees, which could have a material adverse effect on our financial performance and financial position.

Bitcoin is a form of technology which may become redundant or obsolete in the future.

Bitcoin currently holds a “first-to-market” advantage over other digital assets and is currently the market leader, in terms of value and recognition, in the digital assets market. This first-to-market advantage is driven in large part by having the largest user base and, more importantly, the largest combined mining power in use to secure the Bitcoin network. It is generally understood that having more users and miners makes a digital asset more useful and secure, which makes it more attractive and valuable to new users and miners, resulting in a network effect that strengthens this first-to-market advantage. Despite the current first-to-market advantage of the Bitcoin network over other digital asset networks, the digital asset market continues to grow rapidly as the value of existing digital assets rises, new digital assets enter the market and demand for digital assets increases. Therefore, it is possible that another digital asset could become comparatively more popular than Bitcoin in the future. If an alternative digital asset obtains significant market share-either in market capitalization, mining power, use as a payment technology or use as a store of value-this could reduce Bitcoin’s market share and value. All of our mining revenue is derived from mining Bitcoin and, while we could potentially consider mining other digital assets in the future, doing so may result in significant costs. For example, our ASICs are principally utilized for mining Bitcoin and cannot mine other digital assets that are not based on SHA-256. As a result, the emergence of a digital asset that erodes Bitcoin’s market share and value could have a material adverse effect on our business.

The utilization of a digital asset technology is influenced by public acceptance and confidence in its integrity and potential application, and if public acceptance or confidence is lost for any reason (e.g. as a result of hacking), the use of that technology may become less attractive, with users instead utilizing alternative digital assets. If preferences in the digital assets markets shift away from proof-of work networks such as Bitcoin, or the market otherwise adopts new digital assets, this could result in a significant reduction in the value of Bitcoin, which could have a material adverse effect on our business, its prospects or operations, including the value of the Bitcoin that it mines or otherwise acquires or holds for its own account.

There is a lack of liquid markets in digital assets, and these markets are subject to possible manipulation.

Digital assets that are represented and trade on a ledger-based platform may not necessarily benefit from viable trading markets. Stock exchanges have rules and regulations regarding marketplace conduct, and monitor investors transacting on such platform for fraud and other improprieties.

These conditions may not necessarily be replicated on a digital assets trading platform, depending on the platform’s controls and other policies, and there are no controls regarding transactions that take place outside of organized exchanges. Although some digital assets trading platforms are subject to regulation and monitor for illegal activity, because the Bitcoin market itself is unregulated, there are few means to prevent manipulation of prices for the overall market. These factors may decrease liquidity or volume or may otherwise increase volatility of Bitcoin, which may have a material adverse effect on our ability to monetize the Bitcoin we mine.

If a malicious actor or botnet obtains control of more than 50% of the processing power on the Bitcoin blockchain, such actor or botnet could manipulate the Bitcoin blockchain, which would adversely affect your investment in us or our ability to operate.

If a malicious actor or botnet (a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains a majority of the processing power dedicated to mining a digital asset, it may be able to alter the digital asset network or blockchain on which transactions of the digital asset are recorded by constructing fraudulent blocks or preventing certain transactions from completing in a timely manner, or at all. The malicious actor or botnet could control, exclude or modify the ordering of transactions, though it could not generate new coins or transactions using such control. The malicious actor could “double-spend” its own digital asset (i.e. spend the same Bitcoin in more than one transaction) and prevent the confirmation of other users’ transactions for as long as it maintained control. To the extent that such malicious actor or botnet does not yield its control of the processing power on the network or the digital asset community does not reject the fraudulent blocks as malicious, reversing any changes made to the effected digital asset network may not be possible. Bitcoin and other digital asset networks may be vulnerable to other network-level attacks, non-exhaustive examples of which include miners colluding to: (i) cease validating transactions to effectively halt the network, (ii) mine only “empty” blocks (i.e. blocks with no transactions), thus censoring all transactions, (iii) “reorganize the chain” which would revert transactions made over some time period, removing previously confirmed transactions from the blockchain or (iv) execute a “doublespend” attack, which involves erasing specific transactions from the blockchain by replacing the blocks in question.

A large amount of mining activity is physically located in emerging markets. If a nation state or other large and well-capitalized entity wanted to damage the Bitcoin network or other proof-of-work digital asset networks, the entity could attempt to create, either from scratch, via large-scale purchases or potentially seizure, a significant amount of mining processing power.

Although there are no known reports of malicious activity or control of the blockchain achieved through controlling over 50% of the processing power on the network, it is believed that certain mining pools may have exceeded the 50% threshold in Bitcoin. The possible crossing of the 50% threshold indicates a greater risk that a single mining pool could exert authority over the validation of Bitcoin transactions. This could occur, for example, if transaction fees are not sufficiently high to make up for the scheduled decreases in the reward of new Bitcoin for solving blocks. In that situation, miners may not have an adequate incentive to continue mining and may cease their mining operations. The fewer miners on the network, the easier it will be for a malicious actor to obtain control in excess of 50% of the aggregate hashrate on the Bitcoin network.

Any such attack or manipulation as outlined above of the Bitcoin network or another systemically important digital asset network could directly impact the value of any Bitcoin that we own at that point in time or render our hardware incapable of earning Bitcoin through block rewards, adversely impacting our financial position. Further, such an event may cause a loss of faith in the security of the network, which could materially erode Bitcoin’s market share and value and could have a material adverse effect on our business.

Significant increases or decreases in transaction fees could lead to loss of confidence in the Bitcoin network, which could adversely impact our ability to mine Bitcoin and to monetize the Bitcoin we mine.

If the rewards and fees paid for maintenance of a digital asset network are not sufficiently high to incentivize miners, miners may respond in a way that reduces confidence in the network. Bitcoin miners collect fees from transactions that are confirmed. Miners validate unconfirmed transactions by adding the previously unconfirmed transactions to new blocks in the blockchain. Miners are not forced to confirm any specific transaction, but they are economically incentivized to confirm valid transactions as a means of collecting fees. To the extent that any miners cease to record transactions in solved blocks, such transactions will not be recorded on the blockchain. Historically, miners have accepted relatively low transaction fees and have not typically elected to exclude the recording of low-fee transactions in solved blocks; however, to the extent that any such incentives arise (e.g. a collective movement among miners or one or more mining pools to reject low transaction fees), recording and confirmation of transactions on the blockchain could be delayed, resulting in a lack of confidence in Bitcoin. Alternatively, these incentives could result in higher transaction fees overall, which could lead to fewer uses for the Bitcoin network. For example, users will be less willing to use the Bitcoin network for applications such as micropayments if transaction fees are too high.

Overcapacity (that is, too many transactions being transmitted to the network at once) could also result in increased transaction fees and increased transaction settlement times. Bitcoin transaction fees were, on average for the year ended June 30, 2022, approximately $2.37 per transaction; however, Bitcoin transaction fees reached a historical average daily high of $62.79 per transaction in April 2021 due to the significant volume of transactions. While it is possible that increased transaction fees could result in more revenue for our business, increased fees and decreased settlement speeds could preclude certain uses for Bitcoin (e.g. micropayments), and could reduce demand for, and the price of, Bitcoin, which could adversely affect our business.

We may not be able to realize the benefits of forks, and forks in the Bitcoin network may occur in the future that may affect our operations and financial performance.

The future development and growth of Bitcoin is subject to a variety of factors that are difficult to predict and evaluate. As Bitcoin is built on an open-source protocol without a centralized governing authority, there is a possibility Bitcoin develops in ways which are not foreseeable. An example is modification of the Bitcoin protocol by a sufficient number of users (known as a “fork”).

The Bitcoin protocol has been subject to “forks” that resulted in the creation of new networks, including Bitcoin Cash, Bitcoin Cash SV, Bitcoin Diamond, Bitcoin Gold and others. Some of these forks have caused fragmentation among trading platforms as to the correct naming convention for the forked digital assets. Due to the lack of a central registry or rulemaking body, no single entity has the ability to dictate the nomenclature of forked digital assets, causing disagreements and a lack of uniformity among platforms on the nomenclature of forked digital assets, which results in further confusion to individuals as to the nature of assets they hold on digital asset trading platforms. In addition, several of these forks were contentious and, as a result, participants in certain digital asset user and developer communities may harbor ill will toward other communities. As a result, certain community members may take actions that adversely impact the use, adoption and price of Bitcoin or any of its forked alternatives.

Furthermore, hard forks can lead to new security concerns. For instance, when the Bitcoin Cash and Bitcoin Cash SV network split in November 2018, “replay” attacks, in which transactions from one network were rebroadcast on the other network to achieve “double-spending,” plagued platforms that traded Bitcoin, resulting in significant losses to some digital asset trading platforms. Another possible result of a hard fork is an inherent decrease in the level of security due to the splitting of some mining power across networks, making it easier for a malicious actor to exceed 50% of the mining power of that network, thereby making digital asset networks that rely on proof-of-work more susceptible to attack in the wake of a fork.

Historically, speculation over a new “fork” in the Bitcoin protocol has resulted in Bitcoin price volatility and future forks may occur at any time. A fork can lead to a disruption of networks and our IT systems could be affected by cybersecurity attacks, replay attacks or security weaknesses, any of which can further lead to temporary or even permanent loss of our assets. Such disruption and loss could cause us to be exposed to liability, even in circumstances where we have no intention of supporting an asset compromised by a fork. Additionally, a fork may result in a scenario where users running the previous protocol will not recognize blocks created by those running the new protocol, and vice versa. This may render our Bitcoin mining hardware incompatible with the new Bitcoin protocol. Such changes may have a material effect on our operations, financial position and financial performance.

Digital asset trading platforms for Bitcoin may be subject to varying levels of regulation, which exposes our digital asset holdings to risks.

Platforms on which digital assets may trade, such as the one we use to monetize our Bitcoin, pose special risks, as these platforms are generally new and the rules governing their activities are less settled and their activities may be largely unregulated or under-regulated, and may therefore be more exposed to theft, fraud and failure than established, regulated exchanges for other products. Digital asset platforms may be startup businesses with limited institutional backing, limited operating history, and no publicly available financial information. This can lead to increased price volatility. In addition, a failure of an important digital asset trading platform could result in a loss of confidence in digital assets generally, resulting in our inability to monetize the Bitcoin we mine in accordance with our financial projections.

Bitcoin traded on the Bitcoin blockchain do not rely on a trusted intermediary or depository institution. The participation in trading platforms requires users to take on credit risk by transferring Bitcoin from a personal account to a third party’s account. Accordingly, we are exposed to the digital asset trading platform’s credit risk with respect to each Bitcoin transaction we make. Digital asset exchanges may also impose daily, weekly, monthly or customer-specific transaction or distribution limits or suspend withdrawals entirely, rendering the exchange of digital assets for fiat currency difficult or impossible. Additionally, digital asset prices and valuations on exchanges may be volatile and subject to influence by many factors, including the levels of liquidity on particular platforms and operational interruptions and disruptions. The prices and valuation of digital assets (e.g. Bitcoin) remain subject to any volatility experienced by trading platforms, and any such volatility can adversely affect the value of the Bitcoin that we mine. It is possible that while engaging in transactions with various digital asset platforms located throughout the world, any such platform may cease operations voluntarily or involuntarily due to theft, fraud, security breach, liquidity issues or government investigation without any recourse available to us.

Digital asset platforms for Bitcoin may be appealing targets for cybercrime, hackers and malware and some have been shut down or experienced losses of assets placed on the exchange as a result, and any such event is likely to result in the complete loss of assets placed on such a platform. In addition any governmental or regulatory action against a digital asset trading platform may cause assets on such exchange to become frozen for a substantial period of time or forfeited and could result in material opportunity costs or even in the total loss of such assets. Banks may also refuse to process or support wire transfers to or from digital asset trading platforms.

There are a limited number of digital asset trading platforms for Bitcoin in operation, and many operate in jurisdictions outside of the United States. Trading on digital asset platforms outside of the United States may involve certain risks not applicable to trading on digital asset exchanges that operate in the United States. Foreign markets may be subject to instability, lack of regulation, temporary closures due to fraud, business failure, local capital requirements or government-mandated regulations. Digital asset platforms located outside the United States may not be subject to regulatory, investigative or prosecutorial authority through which an action or complaint regarding missing or stolen digital assets may be brought. Additionally, due to a lack of globally consistent treatment and regulation of digital assets, certain platforms located outside the United States may not be currently available to, or may in the future become unavailable to, certain persons or entities based on their country of domicile, including the United States.

While we perform diligence on our counterparties and any digital asset trading platforms that we may use, it may be difficult, or even impossible, to sufficiently verify the ultimate ownership and control of a digital asset trading platform and other information for evaluating the risks associated with such a counterparty or platform. Any of our digital assets that reside on a trading platform that shuts down may be permanently unrecoverable, misapplied or otherwise lost. Additionally, to the extent that the digital asset platforms representing a substantial portion of the trading volume in a particular digital asset are involved in fraud or experience security failures or other operational issues, such failures may result in loss or less favorable prices of the digital assets, which may adversely affect our business and results of operations, and consequently, an investment in our Ordinary shares.

We may face risks of internet disruptions, which could have an adverse effect on both the price of Bitcoin and our ability to operate our business.

The Bitcoin network, and our business of mining Bitcoin, are dependent upon the internet. A significant disruption in internet connectivity could disrupt the Bitcoin network’s operations, which could have an adverse effect on the price of Bitcoin and our ability to mine Bitcoin. A broadly accepted and widely adopted decentralized network is necessary for the Bitcoin network to function as intended. Features of the Bitcoin network, such as decentralization, open-source protocol and reliance on peer-to-peer connectivity, are essential to preserve the stability of the Bitcoin network and decrease the risk of fraud or cyberattacks. A disruption of the internet or the Bitcoin network could affect the ability to transfer Bitcoin, and consequently the value of Bitcoin, as well as our ability to mine Bitcoin. A significant disruption of internet connectivity (e.g. affecting large numbers of users or geographic regions) could prevent the Bitcoin network’s functionality and operations until the internet disruption is resolved.

A disruption of the internet may affect the functioning of the Bitcoin network and the use of Bitcoin and subsequently the value of our Ordinary shares.

The impact of geopolitical and economic events on the supply and demand for digital assets is uncertain.

Geopolitical crises may motivate large-scale purchases of Bitcoin and other digital assets, which could increase the price of Bitcoin and other digital assets rapidly. This may increase the likelihood of a subsequent price decrease as crisis-driven purchasing behavior dissipates, adversely affecting the value of our holdings following such downward adjustment. Such risks are similar to the risks of purchasing commodities in general in uncertain times, such as the risk of purchasing, holding or selling gold. Alternatively, as an emerging asset class with limited acceptance as a payment system or commodity, global crises and general economic downturn may discourage investment in digital assets as investors focus their investment on less volatile asset classes as a means of hedging their investment risk.

As an alternative to fiat currencies or CBDCs that are backed by central governments, most digital assets, which are a relatively new type of asset, are subject to supply and demand forces. How such supply and demand will be impacted by geopolitical events is largely uncertain but could be harmful to us and investors in our Ordinary shares. Political or economic crises may motivate large-scale acquisitions or sales of digital assets either globally or locally. There has been high volatility in the market price of Bitcoin and other digital assets, and in 2022, there has been a significant downturn in their market price, as well as the market price of many technology stocks, including ours. Such events could have a material adverse effect on our ability to continue as a going concern or to pursue our strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any Bitcoin or any other digital assets we mine.

Our operations, investment strategies and profitability may be adversely affected by competition from other methods of investing in digital assets or tracking digital asset markets.

We compete with other users and/or companies that are mining Bitcoin and other digital assets and other potential financial vehicles that seek to provide exposure to digital asset prices, including securities backed by, or linked to, digital assets. Market and financial conditions, and other conditions beyond our control, may make it more attractive to invest in other financial vehicles, or to invest in digital assets directly, which could limit the market for our Ordinary shares and reduce their liquidity. In addition, the emergence of other financial vehicles and exchange-traded funds that provide exposure to digital asset prices have been scrutinized by regulators and such scrutiny and the negative impressions or conclusions resulting from such scrutiny could be applied to our business and impact our ability to successfully pursue our strategy or operate at all, or maintain a public market for our Ordinary shares.

The global market for Bitcoin and other digital assets is generally characterized by supply constraints that may differ from those present in the markets for commodities or other assets such as gold and silver. The mathematical protocols under which certain digital assets are mined permit the creation of a limited, predetermined amount of currency, while others have no limit established on total supply. To the extent that other vehicles investing in digital assets or tracking digital asset markets form and come to represent a significant proportion of the demand for digital assets, large redemptions of the securities of those vehicles and the subsequent sale of Bitcoin by such vehicles could adversely affect Bitcoin prices and therefore affect the value of any Bitcoin inventory we hold.

There has also been a growing number of attempts to list on national securities exchanges the shares of funds that hold Bitcoin and other digital assets or that have exposures to Bitcoin and other digital assets through derivatives, such as Bitcoin-based exchange traded funds (“ETFs”). These investment vehicles attempt to provide institutional and retail investors exposure to markets for digital assets and related products. To date, the SEC has repeatedly denied such requests. The exchange-listing of shares of a Bitcoin ETF or other digital asset-based funds would create more opportunities for institutional and retail investors to invest more directly in Bitcoin or other digital assets that may be more attractive than an investment in our Ordinary shares, and consequently, have an adverse impact on the price of our Ordinary shares. Conversely, if exchange-listing requests for an ETF are not approved by the SEC and further requests are ultimately denied by the SEC, increased investment interest by institutional or retail investors could fail to materialize, which could reduce the demand for digital assets generally and therefore adversely affect the price of our Ordinary shares.

Such circumstances could have a material adverse effect on our ability to continue as a going concern or to pursue our strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any Bitcoin we mine or otherwise acquire or hold for our own account, and harm investors in our Ordinary shares.

Our reliance on third-party mining pool service providers may have an adverse impact on our business.

We are a participant in third-party mining pools. Mining pools allow miners to combine their processing power, increasing their odds of the aggregated processing power solving a block and earning block rewards and transaction fees. Mining pools also provide ancillary services such as dashboard and other monitoring software. The rewards earned by mining pools are collected by the pool operator, which then rewards each miner in the pool proportionally to a miner’s contributed hashrate.

We currently use Antpool as our main mining pool service provider and we are subject to Antpool’s User Service Agreement. There is no prescribed term for services under the User Service Agreement and Antpool reserves the right to limit, change, suspend or terminate all or part of its services to us at any time. Similarly, we also have the right to terminate our use of Antpool’s services at any time. If we were unable to use Antpool’s mining pool in the future, whether it be voluntary or involuntary reasons (including technical issues requiring a temporary or long term switch between mining pool operators), we have identified F2Pool as a potential back-up mining pool service provider. Under the material terms of F2Pool’s terms of service, a user can terminate their account at any time and F2Pool may, at its sole discretion, also terminate a user’s account at any time and would not be liable for any losses caused by such termination or suspension. We may use the services of other mining pools in the future.

Due to the competitiveness of the global mining pool industry, we believe that we will be able to promptly access alternative mining pools, if required. Nevertheless, if Antpool, or another pool operator that we rely on, suffers downtime due to a cyberattack, software malfunction or other similar issue, terminates our use of the mining pool, or ceases operations entirely due to increased regulatory restrictions, it will adversely impact our ability to mine and receive revenue. Furthermore, we are dependent on the accuracy of the mining pool operator’s record keeping to accurately calculate the network’s statistically expected reward for our hashrate, and the global average transaction fees revenue per block. While we may have internal methods of tracking both the hashrate we provide and the network’s statistically expected reward for that hashrate, the mining pool operator uses its own record-keeping to determine our reward. We may have little means of recourse against the mining pool operator if we fail to receive a payout or if we determine the calculation of the reward paid out to us by the mining pool operator is incorrect, other than by leaving the pool. If we are unable to consistently obtain accurate rewards from our mining pool operators, we may experience reduced revenue for these efforts compared to our expectations, which would have an adverse effect on our business and operations.

In addition, our mining rewards are temporarily held by the operator of the pool until they are distributed to us. During this time, digital assets held by the pool operator may be subject to risk of loss due to theft or loss of private keys, among other things, and distributions of such digital assets from the pool operator to its custodian or other wallets may be intercepted by malicious actors.

If the pool operator ceases to provide services, whether related to a cyberattack, software malfunction or other similar issue, ceases operations entirely due to increased regulatory restrictions or discovers a shortfall in the Bitcoin held by the pool, the revenue that we generated from the pool may never be paid to us, and we may have little means of recourse against the mining pool operator. Even if we joined a different mining pool, there is a risk of short-term impact on our financial performance in making that transition, and a new mining pool would hold similar or additional risks.

Bitcoin will be subject to block reward halving several times in the future and Bitcoin’s value may not adjust to compensate us for the reduction in the block rewards that we receive from our mining activities.

Halving is the process designed to control the overall supply and reduce the risk of inflation in Bitcoin’s proof-of-work consensus algorithm. At a predetermined block, the mining reward is halved. The Bitcoin block reward was initially set at 50 Bitcoin per mined block and this was halved to 25 Bitcoin in November 2012 at block 210,000, again to 12.5 Bitcoin in July 2016 at block 420,000 and again to 6.25 Bitcoin in May 2020 at block 630,000. The next halving for Bitcoin is expected in 2024 at block 840,000, when the block reward will reduce to 3.125 Bitcoin. This process will reoccur until the total amount of Bitcoin issued through block rewards reaches 21 million, which is expected to occur around 2140. To date, the total number of Bitcoin which have been issued is approximately 19.1 million. While Bitcoin has had a history of price fluctuations around the halving of its block rewards, there is no guarantee that any price change will be favorable or would compensate for the reduction in the mining reward. If a corresponding and proportionate increase in the trading price of Bitcoin does not follow these halving events, the revenue that we earn from our mining operations would see a corresponding decrease, which would have a material adverse effect on our business and operations.

Bitcoin’s utility may be perceived as a speculative asset, which can lead to price volatility.

Currently, there is a relatively limited use of any digital assets (including Bitcoin) in the retail and commercial marketplace, contributing to price volatility of digital assets. Price volatility undermines any digital asset’s role as a medium of exchange, as retailers are much less likely to accept it as a form of payment. Banks and other established financial institutions may refuse to process funds for digital assets transactions, process wire transfers to or from digital assets exchanges, digital assets-related companies or service providers, or maintain accounts for persons or entities transacting in digital assets. Furthermore, a significant portion of digital assets demand, including demand for Bitcoin, is generated by investors seeking a long-term store of value or speculators seeking to profit from the short- or long-term holding of the asset.

The relative lack of acceptance of digital assets, including Bitcoin, in the retail and commercial marketplace, or a reduction of such use, limits the ability of end users to use them to pay for goods and services. Such lack of acceptance or decline in acceptances could have a material adverse effect on the value of Bitcoin, and consequently our business, prospects, financial condition and operating results.

Our transactions in digital assets may expose us to countries, territories, regimes, entities, organizations and individuals that are subject to sanctions and other restrictive laws and regulations.

The Office of Foreign Assets Control of the U.S. Department of the Treasury and the U.S. Department of State administer and enforce economic sanctions programs based on foreign policy and national security goals against targeted countries, territories, regimes, entities, organizations and individuals. In the UK: the Foreign, Commonwealth and Development Office is responsible for the UK’s international sanctions policy, including all international sanctions regimes and designations; the Office of Financial Sanctions Implementation (“OFSI”), which is a part of HM Treasury, is responsible for ensuring that financial sanctions are properly understood, implemented and enforced (as well as maintaining OFSI’s Consolidated List of Financial Sanctions Targets); the Department for International Trade is responsible for implementing trade sanctions and embargoes, HM Revenue & Customs is responsible for enforcing breaches of trade sanctions; and the National Crime Agency is responsible for investigating and enforcing breaches of financial sanctions. In Canada, Global Affairs Canada, Public Safety Canada and the Department of Justice administer and enforce Canada’s sanctions regime. In Australia, the Department of Foreign Affairs and Trade is the primary department that both administers and enforces the sanctions regime in Australia. These laws and regulations may be implicated by a number of digital assets activities, including investing or trading. Because of the anonymous nature of blockchain transactions, we may not be able to determine the ultimate identity of the individuals with whom we transact when buying or selling digital assets or receiving Bitcoin through mining activities (e.g. transaction fees, or rewards from mining pool), and thus may inadvertently engage in transactions with persons, or entities or territories that are the target of sanctions or other restrictions. Moreover, U.S. federal law prohibits any U.S. person from knowingly or unknowingly possessing any visual depiction commonly known as “child pornography”. Recent media reports have suggested that persons have imbedded such depictions on one or more blockchains. To the extent government enforcement authorities enforce these, and other laws and regulations that are impacted by blockchain technology, we may be subject to investigation, administrative or court proceedings, and subsequent civil or criminal monetary fines and penalties, all of which could harm our reputation and adversely affect the value of our Ordinary shares.

Regulatory actions in one or more countries could severely affect the right to acquire, own, hold, sell or use Bitcoin or to exchange them for fiat currency.

One or more countries, such as India or Russia, may take regulatory actions in the future that could severely restrict the right to acquire, own, hold, sell or use Bitcoin or to exchange them for fiat currency. In some nations, including China, it is illegal to accept payment in Bitcoin for consumer transactions and banking institutions are barred from accepting deposits of digital assets. Such restrictions may adversely affect us as the large-scale use of Bitcoin as a means of exchange is presently confined to certain regions.

Furthermore, in the future, foreign governments may decide to subsidize or in some other way support certain large-scale Bitcoin mining projects, thus adding hashrate to the overall network. Such circumstances could have a material adverse effect on the amount of Bitcoin we may be able to mine, the value of Bitcoin and any other digital assets we may potentially acquire or hold in the future and, consequently, our business, prospects, financial condition and operating results.

Bitcoin exchanges, wallets and the Bitcoin network may suffer from hacking and fraud risks, which may adversely erode user confidence in Bitcoin, which could adversely affect the Bitcoin price and our revenues.

Bitcoin transactions are entirely digital and, as with any on-line system, are at risk from hackers, malware and operational glitches. Hackers can target Bitcoin exchanges and custody providers to gain access to thousands of accounts and digital wallets where Bitcoin is stored. Bitcoin transactions and accounts are not insured by any type of government program and all Bitcoin transactions are permanent because they are peer-to-peer and there is no third-party or payment processor involved. Bitcoin has previously suffered from hacking and cyber-theft which have affected its demand and price. Also, the price and exchange of Bitcoin may be subject to fraud risk. While Bitcoin uses private key encryption to verify owners and register transactions, fraudsters and scammers may attempt to sell false Bitcoin. All of the above may adversely affect the operation of the Bitcoin network, which would erode user confidence in Bitcoin and could adversely impact our business and ability to monetize the Bitcoin that we mine.

The loss or destruction of any private keys required to access our digital assets may be irreversible. If we, or any third-party with which we store our digital assets, are unable to access our private keys (whether due to a security incident or otherwise), it could cause direct financial loss, regulatory scrutiny and reputational harm.

Digital assets are generally controllable only by the possessor of the unique private key relating to the address with which the digital assets are associated. Private keys must be safeguarded and kept private to prevent a third party from accessing the digital assets held in such a wallet. To the extent that any of the private keys relating to any hot or cold wallets containing our digital assets are lost, destroyed or otherwise compromised or unavailable, and no backup of the private key is accessible, we will be unable to access the digital assets held in the related wallet and, in most cases, the private key will not be capable of being restored. The loss or destruction of a private key required to access digital assets may be irreversible. Further, we cannot provide assurance that any wallet holding our digital assets, either maintained directly by us or by an exchange or custodian on our behalf, will not be hacked or compromised. Digital assets, related technologies and digital asset service providers such as custodians and trading platforms have been, and may in the future be, subject to security breaches, hacking, or other malicious activities. As such, any loss or misappropriation of the private keys used by them to control our digital assets due to a hack, employee or service provider misconduct or error, or other compromise could result in significant losses or fines, hurt our brand and reputation, and potentially harm the value of any Bitcoin that we mine or otherwise acquire or hold for our own account, and adversely impact our business.

Ownership of Bitcoin is pseudonymous, and the supply of accessible Bitcoin is unknown. Individuals or entities with substantial holdings in Bitcoin may engage in large-scale sales or distributions, either on non-market terms or in the ordinary course, which could disproportionately and adversely affect the Bitcoin market, result in a reduction in the price of Bitcoin and materially and adversely affect the price of our Ordinary shares.

There is no registry showing which individuals or entities own Bitcoin or the quantity of Bitcoin owned by any particular person or entity. It is possible, and in fact reasonably likely, that a small group of early Bitcoin adopters hold a significant proportion of the Bitcoin that has been created to date. There are no regulations in place that would prevent a large holder of Bitcoin from selling Bitcoin it holds. To the extent such large holders of Bitcoin engage in large-scale sales or distributions, either on non-market terms or in the ordinary course, it could adversely affect the Bitcoin market and result in a reduction in the price of Bitcoin. This, in turn, could materially and adversely affect the price of our Ordinary shares, our business, prospects, financial condition and operating results.

Incorrect or fraudulent Bitcoin transactions may be irreversible.

Bitcoin transactions are not, from an administrative perspective, reversible without the consent and active participation of the recipient of the Bitcoin from the transaction. In theory, Bitcoin transactions may be reversible with the control or consent of a majority of the processing power on the network, however, we do not now, nor is it feasible that we could in the future, possess sufficient processing power to effect this reversal unilaterally, nor is it likely that sufficient consensus on the relevant network could or would be achieved to enable such a reversal. Once a transaction has been verified and recorded in a block that is added to the Bitcoin blockchain, an incorrect transfer of Bitcoin or a theft thereof generally will not be reversible, and we may not have sufficient recourse to recover our losses from any such transfer or theft. It is possible that, through computer or human error, or through theft or criminal action, our Bitcoin could be transferred in incorrect amounts or to unauthorized third parties, or to uncontrolled accounts. To the extent that we are unable to recover our losses from such action, error or theft, such events could result in significant losses, hurt our brand and reputation, and adversely impact our business.

The open-source structure of the Bitcoin network protocol may result in inconsistent and perhaps even ineffective changes to the Bitcoin protocol. Failed upgrades or maintenance to the protocol could damage the Bitcoin network, which could adversely affect our business and the results of our operations.

The Bitcoin network operates based on an open-source protocol maintained by contributors. As an open-source protocol, Bitcoin is not represented by an official organization or authority. As the Bitcoin protocol does not generate revenues for contributors, contributors are generally not compensated for maintaining and updating the Bitcoin protocol. The lack of guaranteed financial incentive for contributors to maintain or develop the Bitcoin protocol and the lack of guaranteed resources to adequately address emerging issues with the Bitcoin network may reduce incentives to address the issues adequately or in a timely manner. Issues with the Bitcoin network could result in decreased demand or reduced prices for Bitcoin, thus impacting our ability to monetize the Bitcoin we mine in accordance with our financial projections, and also reducing the total number of transactions for which mining rewards and transaction fees can be earned.

Bitcoin mining activities are energy-intensive, which may restrict the geographic locations of miners, in particular, locations with renewable sources of power. Government regulators may potentially restrict the ability of electricity suppliers to provide electricity to Bitcoin miners, including us, or Bitcoin mining activities generally.

Mining Bitcoin requires significant amounts of electrical power, and electricity costs are expected to continue to account for a material portion of our operating costs. There has been a substantial increase in the demand for and cost of electricity for Bitcoin mining, and this has had varying level of impact on local electricity supply. The availability and cost of electricity will impact the geographic locations in which we choose to conduct mining activities, and the availability and cost of electricity in the geographic locations in which our facilities are located will impact our business, cash flows, results of operations and financial condition.

Additionally, renewable sources of power currently form a large portion of our power mix and we expect it to continue to do so in the future. Renewable power may, depending on the source, be intermittent or variable and not always available. Some electrical grids have little storage capacity, and the balance between electricity supply and demand must be maintained at all times to avoid blackouts or other cascading problems. Intermittent sources of renewable power can provide challenges as their power can fluctuate over multiple time horizons, forcing the grid operator to adjust its day-ahead, hour-ahead, and real-time operating procedures. Any shortage of electricity supply or increase in electricity costs in any location where we operate or plan to operate may adversely impact the viability and the expected economic return for Bitcoin mining activities in that location.

Should our operations require more electricity than can be supplied in the areas where our mining facilities are located or should the electrical transmission grid and distribution systems be unable to provide the regular supply of electricity required, we may have to limit or suspend activities or reduce the speed of our proposed expansion, either voluntarily or as a result of either quotas imposed by energy companies or governments, or increased prices for certain users (such as us). If we are unable to procure electricity at a suitable price, we may have to shut down our operations in that particular jurisdiction either temporarily or permanently. Additionally, our Bitcoin mining machines would be materially adversely affected by power outages. Given the power requirement, it may not be feasible to run mining machines on back-up power generators in the event of a government restriction on electricity or a power outage, which may be caused by climate change, weather, acts of God, wild fires, pandemics, falling trees, falling distribution poles and transmission towers, transmission and distribution cable cuts, other force majeure events in the electricity market and/or the negligence or malfeasance of others. If we are unable to receive adequate power supply and we are forced to reduce our operations due to the lack of availability or cost of electrical power, our business could experience materially adverse impacts.

There may be significant competition for suitable Bitcoin mining sites, and government regulators, including local permitting officials, may potentially restrict our ability to set up mining sites in certain locations. The significant consumption of electricity may have a negative environmental impact, including contribution to climate change, which may give rise to public opinion against allowing the use of electricity for Bitcoin mining activities.

If Bitcoin mining becomes more widespread, government and regulatory scrutiny related to Bitcoin mining facilities and their energy consumption and impact on the environment may significantly increase. This could lead to new governmental measures regulating, restricting or prohibiting the use of electricity for Bitcoin mining activities, or Bitcoin mining activities generally. State and federal regulators are increasingly focused on the energy and environmental impact of Bitcoin mining activities. In March 2022, the Electricity Reliability Council of Texas (“ERCOT”), the organization that operates Texas’ electrical grid, started requiring large scale digital asset miners to apply for permission to connect to Texas’ power grid, and in April 2022, set up a taskforce committee to review the participation of large flexible loads, including Bitcoin mining facilities, in the ERCOT market. The taskforce has been tasked to develop policy recommendations for consideration by ERCOT relating to network planning, markets, operations, and large load interconnection processes for large flexible loads in the ERCOT network. Also, in June 2022, the New York legislature passed a two-year moratorium on new or renewed permits for certain electricity-generating facilities that use fossil fuel and provide energy for proof-of-work digital asset mining operations. At the federal level, legislation has been proposed by various Senators that would require certain agencies to analyze and report on topics around energy consumption in the digital asset industry, including the type and amount of energy used for cryptocurrency mining and the effects of digital asset mining on energy prices and baseload power levels. There have been calls by various members of Congress on the Environmental Protection Agency (“EPA”) and Department of Energy to establish rules that would require digital asset miners to report their energy usage and emissions. Additionally, in March 2022, President Biden signed an Executive Order calling on, among other things, various agencies and departments, including the EPA, to report on the connections between distributed ledger technology and energy transitions, and the impact of such technology on climate change.

Any of the foregoing could reduce the availability and/or increase the cost of electricity in the geographic locations in which our operating facilities are located, or could otherwise adversely impact our business. If we are forced to reduce our operations due to the availability or cost of electrical power, or restrictions on Bitcoin mining activities, this will have an adverse effect on our business, prospects, financial condition and operating results.

The nature of our business requires the application of complex financial accounting rules, and there is limited guidance from accounting standard setting bodies. If financial accounting standards undergo significant changes, our operating results could be adversely affected.

The accounting rules and regulations that we must comply with are complex and subject to interpretation by the IFRS Foundation, International Accounting Standards Board, (“IASB”), the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and may even affect the reporting of transactions completed before the announcement or effectiveness of a change. Recent actions and public comments from the IASB and the SEC have focused on the integrity of financial reporting and internal controls. In addition, many companies’ accounting policies are being subject to heightened scrutiny by regulators and the public. Further, there have been limited precedents for the financial accounting of digital assets and related valuation and revenue recognition, and no official guidance has been provided by the IASB or the SEC. As such, there remains significant uncertainty on how companies can account for digital assets, transactions involving digital assets and related revenue. Uncertainties in or changes to regulatory or financial accounting standards could result in the need to change our accounting methods and restate our financial statements and impair our ability to provide timely and accurate financial information, which could adversely affect our financial statements, result in a loss of investor confidence, and more generally impact our business, operating results and financial condition.

Risks Related to Third-Parties

Banks and financial institutions may not provide bank accounts, or may cut off certain banking or other financial services, to digital assets investors or businesses that engage in Bitcoin-related activities or that accept Bitcoin as payment.

A number of companies that engage in Bitcoin and/or other digital assets-related activities have been unable to find banks or financial institutions that are willing to provide them with bank accounts and other services. Similarly, changing governmental regulations about the legality of transferring or holding Bitcoin and other digital assets may prompt other banks and financial institutions to close existing bank accounts or discontinue banking or other financial services to such companies in the digital assets industry, or even investors with accounts for transferring, receiving or holding their digital assets. Specifically, China prohibits financial institutions from holding, trading or facilitating transactions in Bitcoin. Furthermore, in September 2021, China’s National Development and Reform Commission banned all digital asset mining in a reported bid to reduce carbon emissions. Similarly, India’s proposed digital assets legislation could have a significant impact on the ability to utilize banking services in India for digital assets. Both India and China, among other countries, are reportedly driving toward the development and adoption of a national digital currency, and taking legislative action that could be viewed as disadvantageous to private digital assets (such as Bitcoin) in the process.

If such rules and restrictions continue or proliferate into markets in which we operate or plan to operate, we may be unable to obtain or maintain banking or financial services for our business and could also experience business disruption if our necessary commercial partners, such as exchanges, Bitcoin mining pools or mining hardware manufacturers, cannot conduct their businesses effectively due to such regulations. The difficulty that many businesses that provide Bitcoin and derivatives or other digital assets-related activities have, and may continue to have, in finding banks and financial institutions willing to provide them services may diminish the usefulness of Bitcoin as a payment system and harm public perception of Bitcoin. If we are unable to obtain or maintain banking services for our business as a result of our Bitcoin-related activities, our business could be adversely affected.

We may temporarily store our Bitcoin on digital asset trading platforms which could subject our Bitcoin to the risk of loss or access.

Although we generally sell our mined Bitcoin on a daily basis, we may temporarily store all or a portion of our Bitcoin on various digital asset trading platforms which requires us to rely on the security protocols of these trading platforms to safeguard our Bitcoin. No security system is perfect and trading platforms have in the past been subject to hacks resulting in the loss of businesses’ and customers’ digital assets. Such trading platforms may not be well capitalized and may not have adequate insurance necessary to cover any loss or may not compensate for loss where permitted under the laws of the relevant jurisdiction. Furthermore, in the event of a trading platform’s financial troubles and insolvency, the legal status of any Bitcoin custodied by that trading platform or any other entity that custodies our Bitcoin, even on a temporary basis, is unclear. In addition, malicious actors may be able to intercept our Bitcoin when we transact in or otherwise transfer our Bitcoin or while we are in the process of selling our Bitcoin via such trading platforms. Digital asset trading platforms have been a target for malicious actors in the past, and, given the growth in their size and their relatively unregulated nature, we believe these trading platforms may continue to be targets for malicious actors. An actual or perceived security breach or data security incident at any of the digital asset trading platforms with which we have accounts could harm our ability to operate, result in loss of our assets, damage our reputation and/or adversely affect the market perception of our effectiveness, all of which could adversely affect the value of our Ordinary shares.

Disruptions at over-the-counter (“OTC”) trading desks and potential consequences of an OTC trading desk’s failure could adversely affect our business.

There are a limited number of OTC (i.e. non-exchange) traders with which we may transact to convert our Bitcoin to fiat currencies. A disruption at or withdrawal from the market by any such OTC trading desk may adversely affect our ability to purchase or sell Bitcoin, which may adversely impact our business and operations. A disruption at one or more OTC trading desks will reduce liquidity in the market and may adversely impact our ability to monetize our mined Bitcoin. If we are unable to access our preferred OTC trading desks, we may not be able to liquidate our Bitcoin at favorable prices, or we may be subject to unfavorable trading fees and associated costs.

Risks Related to Regulations and Regulatory Frameworks

The regulatory environment regarding digital asset mining is in flux, and we may become subject to additional regulations that may limit our ability to operate.

Bitcoin and other forms of digital assets have been the source of much regulatory consternation, resulting in differing definitional outcomes without a single unifying statement. Bitcoin and other digital assets are collectively viewed differently by different regulatory and standards-setting organizations globally as well as in the United States on the federal and state levels, and Bitcoin may be viewed differently to other digital assets. For example, the Financial Action Task Force (“FATF”) and the U.S. Internal Revenue Service (“IRS”) consider a digital asset as currency or an asset or property. Further, the IRS applies general tax principles that apply to property transactions to transactions involving virtual currency. The U.S. Commodity Futures Trading Commission (“CTFC”) classifies Bitcoin and other digital assets as commodities. The SEC has also publicly stated that it considers Bitcoin to be a commodity, but that some digital assets should be categorized as securities. How a digital asset is characterized by a regulator impacts the rules that apply to activities related to that digital asset.

Currently the Canadian government is proposing to modify its value added tax legislation specifically in relation to Canadian entities that are involved in Bitcoin-related activities and their associated suppliers.  These legislative changes would, if implemented, eliminate the recovery of value added tax in Canada on inputs to our business. Any such unrecoverable value added tax would act to increase the cost of all inputs to our business in Canada including electricity, capital equipment, services and intellectual property acquired by our subsidiaries that operate in Canada. We are subject to audits related to certain Canadian tax rules from time to time. See Note 19 to our audited financial statements for the year ended June 30, 2022 included in this Annual Report on Form 20-F.

As digital assets have grown in both popularity and market size, governments around the world have reacted differently. Certain governments have deemed digital assets illegal or have severely curtailed the use of digital assets by prohibiting the acceptance of payment in Bitcoin and other digital assets for consumer transactions, barring banking institutions from accepting deposits of digital assets, or introducing punitive taxes on digital asset transactions. Other nations, however, allow digital assets to be used and traded without restriction. In some jurisdictions, such as in the U.S., digital assets are subject to extensive, and in some cases overlapping, unclear and evolving regulatory requirements. There is a risk that relevant authorities in any jurisdiction may impose more onerous regulation on Bitcoin, for example banning its use, regulating its operation, or otherwise changing its regulatory treatment. Such changes may introduce a cost of compliance, or have a material impact on our business model, and therefore our financial performance and shareholder returns. If the use of Bitcoin is made illegal in jurisdictions where Bitcoin is currently traded in heavy volumes, the available market for Bitcoin may contract. For example, on September 24, 2021, the People’s Bank of China announced that all activities involving digital assets in mainland China are illegal, which corresponded with a decrease in the price of Bitcoin. If another government with considerable economic power were to ban digital assets or related activities, this could have further impact on the price of Bitcoin. As a result, the markets and opportunities discussed in this annual report may not reflect the markets and opportunities available to us in the future.

Digital asset trading platforms may also be subject to increased regulation and there is a risk that increased compliance costs are passed through to users, including us, as we exchange Bitcoin earned through our mining activities. There is a risk that a lack of stability in the Bitcoin exchange market and the closure or temporary shutdown of digital asset trading platforms on which we exchange Bitcoin due to fraud, business failure, hackers or malware, or government-mandated restrictions may reduce confidence in the Bitcoin network and result in greater volatility in or suppression of Bitcoin’s value and consequently have an adverse impact on our operations and financial performance.
In the U.S., the Federal Reserve Board, U.S. Congress, certain U.S. agencies (e.g. the CTFC, the SEC, the Financial Crimes Enforcement Network of the U.S. Treasury Department (“FinCEN”), the Federal Bureau of Investigation) and relevant state regulators have begun to examine the operations of the Bitcoin network, Bitcoin users and the Bitcoin exchange market. Increasing regulation and regulatory scrutiny may result in new costs for us and our management may have to devote increased time and attention to regulatory matters or change aspects of our business. Increased regulation may also result in limitations on the use cases of Bitcoin. In addition, regulatory developments may require us to comply with certain regulatory regimes. For example, to the extent that our activities cause us to be deemed a “money service business” under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act (“BSA”), we may be required to comply with FinCEN regulations, including those that would mandate us to implement certain anti-money laundering programs, make certain reports to FinCEN and maintain certain records.
Furthermore, in the future, foreign governments may decide to subsidize or in some other way support certain large-scale Bitcoin mining projects, thus adding hashrate to the overall network. Such circumstances could have a material adverse effect on the amount of Bitcoin that we may be able to mine as well as the value of Bitcoin and, consequently, our business, prospects, financial condition and operating results.

We cannot be certain as to how future regulatory developments will impact the treatment of Bitcoin under the law, and ongoing and future regulation and regulatory actions could significantly restrict or eliminate the market for or uses of Bitcoin and materially and adversely impact our business. If we fail to comply with such additional regulatory and registration requirements, we may seek to cease certain of our operations or be subjected to fines, penalties and other governmental action. Such circumstances could have a material adverse effect on our ability to continue as a going concern or to pursue our business model at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any digital assets we plan to hold or expect to acquire for our own account.

Our business and financial condition may be materially adversely affected by increased regulation of energy sources.

Our Bitcoin mining activities are powered primarily by renewable energy sources. While renewable energy generally is less exposed to carbon pricing and underlying commodity price risks of fossil fuels, there is a risk that regulatory constraints placed on energy intense industries may restrict the operation of, or increase the cost of operating, data centers and Bitcoin mining activities. Additionally, although we target markets with high levels of renewable energy penetration and our energy is primarily sourced from renewable sources, we currently rely on non-renewable energy sources for approximately 3% of our data center energy needs. Governmental authorities have and may continue to pursue and implement legislation and regulation that seeks to limit the amount of carbon dioxide produced from electricity generation, which, in the event any of our data centers are powered by non-renewable energy sources, would affect our ability to source electricity from fossil fuel-fired electric generation in a potentially material adverse manner. Potential increases in costs arising from compliance and environmental monitoring may adversely affect our operations and financial performance.

If we were deemed an “investment company” under the Investment Company Act of 1940, as amended (the “1940 Act”), applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business, results of operations and financial condition.

An issuer will generally be deemed to be an “investment company” for purposes of the 1940 Act if:

•
it is an “orthodox” investment company because it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or

•
it is an inadvertent investment company because, absent an applicable exemption, (i) it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis, or (ii) it owns or proposes to acquire investment securities having a value exceeding 45% of the value of its total assets (exclusive of U.S. government securities and cash items) and/or more than 45% of its income is derived from investment securities on a consolidated basis with its wholly owned subsidiaries.

We believe that we are not and will not be primarily engaged in the business of investing, reinvesting or trading in securities, and we do not hold ourselves out as being engaged in those activities. We intend to hold ourselves out as a Bitcoin mining business. Accordingly, we do not believe that we are an “orthodox” investment company as defined in Section 3(a)(1)(A) of the 1940 Act and described in the first bullet point above. Furthermore, we believe that, on a consolidated basis, less than 45% of our total assets (exclusive of U.S. government securities and cash items) are composed of, and less than 45% of our income is derived from, assets that could be considered investment securities. Accordingly, we do not believe that we are an inadvertent investment company by virtue of the 45% tests in Rule 3a-1 of the 1940 Act as described in the second bullet point above. In addition, we believe that we are not an investment company under Section 3(b)(1) of the 1940 Act because we are primarily engaged in a non-investment company business.

More specifically, Rule 3a-1 under the 1940 Act generally provides that an entity will not be deemed to be an “investment company” for purposes of the 1940 Act if: (a) it does not hold itself out as being engaged primarily, and does not propose to engage primarily, in the business of investing, reinvesting or trading securities and (b) consolidating the entity’s wholly-owned subsidiaries (within the meaning of the Investment Company Act), no more than 45% of the value of its assets (exclusive of U.S. government securities and cash items) consists of, and no more than 45% of its net income after taxes (for the past four fiscal quarters combined) is derived from, securities other than U.S. government securities, securities issued by employees’ securities companies, securities issued by qualifying majority owned subsidiaries of such entity and securities issued by qualifying companies that are controlled primarily by such entity. Iris Energy Limited’s assets, consolidated with its wholly-owned subsidiaries (within the meaning of the 1940 Act), consist primarily of property, plant and equipment, right-of-use assets, goodwill, deferred tax assets, mining hardware prepayments and other assets that we believe would not be considered securities for purposes of the 1940 Act. We also believe that the primary source of income of Iris Energy Limited is properly characterized as income earned in exchange for the provision of services.  Therefore, we believe that, consolidating Iris Energy Limited’s wholly-owned subsidiaries (within the meaning of the 1940 Act), no more than 45% of the value of its assets (exclusive of U.S. government securities and cash items) consists of, and no more than 45% of its net income after taxes (for the past four fiscal quarters combined) is derived from, securities other than U.S. government securities, securities issued by employees’ securities companies, securities issued by qualifying majority owned subsidiaries of Iris Energy Limited and securities issued by qualifying companies that are controlled primarily by Iris Energy Limited. Accordingly, we do not believe Iris Energy Limited is an investment company by virtue of the 45% test in Rule 3a-1 under the 1940 Act as described in clause (ii) in the second bullet point above.

Accordingly, we believe that on a consolidated basis less than 45% of our total assets (exclusive of U.S. government securities and cash items) are composed of, and less than 45% of our income is derived from, assets that could be considered investment securities and we do not believe that we are, or will be, deemed to be an investment company.

Furthermore, while certain digital assets may be deemed to be securities, we do not believe that certain other digital assets, in particular Bitcoin, are securities. Our mining activities currently focus on Bitcoin, which we believe should not be treated as an investment security for purposes of the 1940 Act. Therefore, to the extent we hold assets in Bitcoin, we believe that such assets would not constitute investment securities for purposes of the 45% tests in Rule 3a-1 of the 1940 Act as described in clause (ii) in the second bullet point above.  However, although the SEC and courts are providing increasing guidance on the treatment of digital assets for purposes of federal securities law, this continues to be an evolving area of law. Previous statements by the SEC that Bitcoin should not be considered a security are not official policy statements by the SEC and reflect only the speakers’ views, which are not binding on the SEC or any other agency or court. Therefore, it is possible that the SEC or a court could take a position that Bitcoin constitutes an investment security for purposes of the 1940 Act, which might require us to register as an investment company.

If we were to be wrong with regard to our analysis under Rule 3a-1 under the 1940 and also if we were to be deemed an inadvertent investment company, we may seek to rely on Rule 3a-2 under the 1940 Act, which allows an inadvertent investment company a grace period of one year from the earlier of (a) the date on which the issuer owns securities and/or cash having a value exceeding 50% of the issuer’s total assets on either a consolidated or unconsolidated basis or (b) the date on which the issuer owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We are putting in place policies that we expect will work to keep the investment securities held by us at less than 40% of our total assets, which may include acquiring assets with our cash, liquidating our investment securities or seeking no-action relief or exemptive relief from the SEC if we are unable to acquire sufficient assets or liquidate sufficient investment securities in a timely manner. As Rule 3a-2 is available to an issuer no more than once every three years, and assuming no other exclusion were available to us, we would have to keep within the 40% limit for at least three years after we cease being an inadvertent investment company. This may limit our ability to make certain investments or enter into joint ventures that could otherwise have a positive impact on our earnings. In any event, we do not intend to become an investment company engaged in the business of investing and trading securities.

Finally, we believe we are not an investment company under Section 3(b)(1) of the 1940 Act because we are primarily engaged in a non-investment company business.

The 1940 Act and the rules thereunder contain detailed parameters for the organization and operations of investment companies. Among other things, the 1940 Act and the rules thereunder limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities, prohibit the issuance of stock options, and impose certain governance requirements. We intend to continue to conduct our operations so that we will not be deemed to be an investment company under the 1940 Act. However, if anything were to happen that would cause us to be deemed to be an investment company under the 1940 Act, requirements imposed by the 1940 Act, including limitations on our capital structure, ability to transact business with affiliates, ability to compensate key employees, and our ability to raise money in the U.S. capital markets and from U.S. lenders or to have our shares listed on a U.S. stock exchange, could make it impractical for us to continue our business as currently conducted and/or impair the agreements and arrangements between and among us and our senior management team. Compliance with the requirements of the 1940 Act applicable to registered investment companies may make it difficult for us to continue our current operations or our operations as a company that is engaged in the business of developing data center infrastructure and in activities related to Bitcoin mining, and this would materially and adversely affect our business, financial condition and results of operations.

If we were required to register as an investment company but failed to do so, the consequences could be severe. Among the various remedies it may pursue, the SEC may seek an order of a court to enjoin us from continuing to operate as an unregistered investment company. In addition, all contracts that we have entered into in the course of our business, including securities that we have offered and sold to investors, will be rendered unenforceable except to the extent of any equitable remedies that might apply. An affected investor in such case may pursue the remedy of rescission.

Any change in the interpretive positions of the SEC or its staff with respect to digital assets or digital asset mining firms could have a material adverse effect on us.

We intend to conduct our operations so that we are not required to register as an investment company under the 1940 Act. Specifically, we do not believe that Bitcoin is a security. The SEC staff has not provided guidance with respect to the treatment of these assets under the 1940 Act. To the extent the SEC staff publishes new guidance with respect to these matters, we may be required to adjust our strategy or assets accordingly. There can be no assurance that we will be able to maintain our exclusion from registration as an investment company under the 1940 Act. In addition, continuously seeking to avoid the need to register under the 1940 Act may limit our ability to engage in Bitcoin mining operations or otherwise make certain investments, and these limitations could result in our holding assets we may wish to sell or selling assets we may wish to hold, which could materially and adversely affect our business, financial condition and results of operations.

If regulatory changes or interpretations of our activities require us to register under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act, or otherwise under state laws, we may incur significant compliance costs, which could be substantial or cost-prohibitive. If we become subject to these regulations, our costs in complying with them may have a material adverse effect on our business and the results of its operations.

Digital assets are treated as “money” by FinCEN, and businesses engaged in the transfer of money or other payments services are subject to registration and licensure requirements at the U.S. federal level and also under U.S. state laws. While FinCEN has issued guidance that digital asset mining, without engagement in other activities, does not require registration and licensure with FinCEN, this could be subject to change as FinCEN and other regulatory agencies continue their scrutiny of the Bitcoin network and digital assets generally. To the extent that our business activities cause us to be deemed a “money services business” under the regulations promulgated by FinCEN under the authority of the BSA, we may be required to comply with FinCEN regulations, including those that would mandate us to implement anti-money laundering programs, make certain reports to FinCEN and maintain certain records.

To the extent that our activities would cause us to be deemed a “money transmitter” or equivalent designation, under state law in any state in which we may operate, we may be required to seek a license or otherwise register with a state regulator and comply with state regulations that may include the implementation of anti-money laundering programs, including implementing a know-your-counterparty program and transaction monitoring, maintenance of certain records and other operational requirements. Such additional federal or state regulatory obligations may cause us to incur extraordinary expenses. Furthermore, we may not be capable of complying with certain federal or state regulatory obligations applicable to “money services businesses” and “money transmitters,” such as monitoring transactions and blocking transactions, because of the nature of the Bitcoin blockchain. If it is deemed to be subject to and determine not to comply with such additional regulatory and registration requirements, we may act to dissolve and liquidate.

The application of the Commodity Exchange Act and the regulations promulgated thereunder by the U.S. Commodity Futures Trading Commission to our business is unclear and is subject to change in a manner that is difficult to predict. To the extent we are deemed to be or subsequently become subject to regulation by the U.S. Commodity Futures Trading Commission in connection with our business activities, we may incur additional regulatory obligations and compliance costs, which may be significant.

The CFTC has stated and judicial decisions involving CFTC enforcement actions have confirmed that Bitcoin and other digital assets fall within the definition of a “commodity” under the U.S. Commodities Exchange Act of 1936, as amended (the “CEA”), and the regulations promulgated by the CFTC thereunder (“CFTC Rules”). As a result, the CFTC has general enforcement authority to police against manipulation and fraud in the spot markets for Bitcoin and other digital assets. From time to time, manipulation, fraud and other forms of improper trading by other participants involved in the markets for Bitcoin and other digital assets have resulted in, and may in the future result in, CFTC investigations, inquiries, enforcement action, and similar actions by other regulators, government agencies and civil litigation. Such investigations, inquiries, enforcement actions and litigation may cause adverse publicity for Bitcoin and other digital assets, which could adversely impact mining profitability.

In addition to the CFTC’s general enforcement authority to police against manipulation and fraud in spot markets for Bitcoin and other digital assets, the CFTC has regulatory and supervisory authority with respect to commodity futures, options, and/or swaps (“Commodity Interests”) and certain transactions in commodities offered to retail purchasers on a leveraged, margined, or financed basis. Although we do not currently engage in such transactions, changes in our activities, the CEA, CFTC Rules, or the interpretations and guidance of the CFTC may subject us to additional regulatory requirements, licenses and approvals which could result in significant increased compliance and operational costs.

Furthermore, trusts, syndicates and other collective investment vehicles operated for the purpose of trading in Commodity Interests may be subject to regulation and oversight by the CFTC and the National Futures Association (“NFA”) as “commodity pools.” If our mining activities or transactions in Bitcoin and other digital assets were deemed by the CFTC to involve Commodity Interests and the operation of a commodity pool for the Company’s shareholders, we could be subject to regulation as a commodity pool operator and required to register as such. Such additional registrations may result in increased expenses, thereby materially and adversely impacting an investment in our Ordinary shares. If we determine it is not practicable to comply with such additional regulatory and registration requirements, we may seek to cease certain of our operations. Any such action may adversely affect an investment in our business.

While we are not aware of any provision of the CEA or CFTC Rules currently applicable to the mining of Bitcoin and other digital assets, this is subject to change. We cannot be certain how future changes in legislation, regulatory developments, or changes in CFTC interpretations and policy may impact the treatment of digital assets and the mining of digital assets. Any resulting requirements that apply to or relate to our mining activities or our transactions in Bitcoin and digital assets may cause us to incur additional extraordinary, non-recurring expenses, thereby materially and adversely impacting an investment in our Ordinary shares.

As we continue to expand and localize our international activities, our obligations to comply with the laws, rules, regulations and policies across a variety of jurisdictions will increase and we may be subject to investigations and enforcement actions by U.S. and non-U.S. regulators and governmental authorities.

We currently operate in three countries – Australia, Canada and the United States – and therefore are subject to relevant laws and regulations in each jurisdiction. Laws regulating financial services, the internet, mobile technologies, digital assets and related technologies in Australia, Canada, the United States and other jurisdictions often impose different, more specific, or potentially conflicting obligations, as well as broader liability, on us. At the same time, we may also be required to comply with sanctions and export controls and counterterrorism financing laws and regulations in Australia, Canada, the United States and other jurisdictions around the world.

Regulators worldwide frequently study each other’s approaches to the regulation of digital assets such as Bitcoin. Consequently, developments in any jurisdiction may influence other jurisdictions. New developments with respect to specific digital asset transactions or operations in one jurisdiction may be extended to additional transactions or operations and/or other jurisdictions. As a result, the risks created by any new law or regulation in one jurisdiction may be magnified by the potential that they may be replicated in other jurisdictions, affecting our business in another jurisdiction or involving another aspect of our operations. Conversely, if regulations diverge worldwide, we may face difficulty adjusting our business in order to comply with such divergent regulations. These risks are heightened as we face increased competitive pressure from other similarly situated businesses that engage in regulatory arbitrage to avoid the compliance costs associated with regulatory changes.

The complexity and ongoing development of U.S. federal and state, Australian, Canadian and other international regulatory and enforcement regimes, coupled with the global scope of our operations and the evolving global regulatory environment, could result in a single event prompting a large number of overlapping investigations and legal and regulatory proceedings by multiple government authorities in different jurisdictions. Any of the foregoing could, individually or in the aggregate, harm our reputation and adversely affect our operating results and financial condition. Due to the uncertain application of existing laws and regulations, it may be that, despite our analysis concluding that certain activities are currently unregulated, such activities may indeed be subject to financial regulation, licensing, or authorization obligations that we have not obtained or with which we have not complied. As a result, we are at a heightened risk of enforcement action, litigation, regulatory and legal scrutiny which could lead to sanctions, cease and desist orders, or other penalties and censures that could significantly and adversely affect our continued operations and financial condition.

Bitcoin’s status as a “security” in any relevant jurisdiction is subject to a high degree of uncertainty and if we are unable to properly characterize Bitcoin, we may be subject to regulatory scrutiny, investigations, fines and other penalties, which may adversely affect our business, operating results and financial condition. Furthermore, a determination that Bitcoin is a “security” may adversely affect the value of Bitcoin and our business.

The SEC and its staff have taken the position that certain digital assets fall within the definition of a “security” under the U.S. federal securities laws. The legal test for determining whether any given digital asset is a security is a highly complex, fact-driven analysis that may evolve over time, and the outcome is difficult to predict. The SEC generally does not provide advance guidance or confirmation on the status of any particular digital asset as a security. Furthermore, the SEC’s views in this area have evolved over time and it is difficult to predict the direction or timing of any continuing evolution. It is also possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the views of the SEC and its staff.

Public statements made by senior officials at the SEC indicate that the SEC does not intend to take the position that Bitcoin is a security under the federal securities laws. However, such statements are not official policy statements by the SEC and reflect only the speakers’ views, which are not binding on the SEC or any other agency or court and cannot be generalized to any other digital asset. As of the date of this annual report, with the exception of certain centrally issued digital assets that have received “no-action” letters from the SEC staff, Bitcoin is the only digital asset that senior officials at the SEC have recently publicly stated is likely not a security. With respect to all other digital assets, there is no certainty under the applicable legal test that such assets are not securities, notwithstanding the conclusions we may draw based on our risk-based assessment regarding the likelihood that a particular digital asset could be deemed a security under applicable laws.

Any enforcement action by the SEC or any international or state securities regulator asserting that Bitcoin is a security, or a court decision to that effect, would be expected to have an immediate material adverse impact on the trading value of Bitcoin, as well as our business. This is because the business models behind most digital assets are incompatible with regulations applying to transactions in securities. If a digital asset is determined or asserted to be a security, it is likely to become difficult or impossible for the digital asset to be traded, cleared or custodied in the United States, Australia, Canada and elsewhere through the same channels used by non-security digital assets, which in addition to materially and adversely affecting the trading value of the digital asset is likely to significantly impact its liquidity and market participants’ ability to convert the digital asset into U.S. dollars, Australian dollars, Canadian dollars and other currencies.

Failure to comply with anti-corruption and anti-money laundering laws, including the FCPA and similar laws associated with our activities outside of the United States, could subject us to penalties and other adverse consequences.

We operate an international business and may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We are subject to the Foreign Corrupt Practices Act (“FCPA”), the UK Bribery Act, Canadian Corruption of Foreign Public Officials Act, section 70.2 of the Australian Criminal Code and other applicable anti-corruption and anti-money laundering laws in countries in which we conduct activities. The FCPA prohibits providing, offering, promising, or authorizing, directly or indirectly, anything of value to government officials, political parties, or political candidates for the purpose of obtaining or retaining business or securing any improper business advantage. The provisions of the UK Bribery Act extend beyond bribery of government officials and create offenses in relation to commercial bribery including private sector recipients. The provisions of the UK Bribery Act also create offenses for accepting bribes in addition to bribing another person. In addition, U.S. public companies are required to maintain records that accurately and fairly represent their transactions and have an adequate system of internal accounting controls. The Canadian Corruption of Foreign Public Officials Act prohibits directly or indirectly giving, offering, or agreeing to give or offer any form of advantage or benefit to a foreign public official to obtain an advantage in the course of business. The Act also prohibits engaging in certain accounting practices where those practices are employed in order to bribe a foreign public official or conceal a bribe. Section 70.2 of the Australian Criminal Code prohibits providing, offering, or promising a benefit or causing a benefit to be provided when the benefit is not legitimately due to the person with the intention of influencing a foreign public official in the exercise of their official duties to obtain or retain a business or business advantage.

In many foreign countries, including countries in which we may conduct business, it may be a local custom that businesses engage in practices that are prohibited by the FCPA, the UK Bribery Act, Canadian Corruption of Foreign Public Officials Act, section 70.2 of the Australian Criminal Code and other applicable laws and regulations. We face significant risks if we or any of our directors, officers, employees, contractors, agents or other partners or representatives fail to comply with these laws, and governmental authorities in Australia, the United States, the UK and elsewhere could seek to impose substantial civil and/or criminal fines and penalties, which could have a material adverse effect on our business, reputation, operating results, prospects and financial condition.

We have implemented anti-corruption policies, and will be conducting appropriate training, designed to foster compliance with these laws, including the FCPA, the UK Bribery Act, Canadian Corruption of Foreign Public Officials Act, section 70.2 of the Australian Criminal Code and other applicable laws and regulations. However, our directors, officers, employees, contractors, agents and other partners to which we outsource certain of our business operations may nevertheless take actions in violation of our policies or applicable law. Any such violation could have an adverse effect on our reputation, business, operating results, prospects and financial conditions.

Any violation of the FCPA, the UK Bribery Act, Canadian Corruption of Foreign Public Officials Act, section 70.2 of the Australian Criminal Code and other applicable anti-corruption laws, or anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions and, in the case of the FCPA, suspension or debarment from U.S. government contracts, any of which could have a materially adverse effect on our reputation, business, operating results, prospects and financial condition. In addition, responding to any enforcement action or internal investigation related to alleged misconduct may result in a significant diversion of management’s attention and resources and significant defense costs and other professional fees.

We and our third-party service providers, including mining pool service providers, may fail to adequately secure or maintain the confidentiality, integrity or availability of the data we hold or detect any related threats, which could disrupt our normal business operations and our financial performance and adversely affect our business.

Our business operations and reputation depend on our ability to maintain the confidentiality, integrity and availability of data, digital assets and systems related to our business, suppliers, proprietary technologies, processes and intellectual property. We and our business and commercial partners, such as mining pools, digital asset exchanges and other third parties with which we interact, rely extensively on third-party service providers’ information technology (“IT”) systems, including renewable energy infrastructure, cloud-based systems and on-premises servers (i.e. data centers), to record and process transactions and manage our operations, among other matters.

We and our third-party service providers, partners and collaborators may in the future experience failures of, or disruptions to, IT systems and may be subject to attempted and successful security breaches or data security incidents. Security breaches or data security incidents experienced by us or our third-party service providers, manufacturers, joint collaborators or other business or commercial partners can vary in scope and intent from economically-driven attacks to malicious attacks targeting our key operating systems with the intent to disrupt, disable or otherwise cripple our operations and service offerings. This can include any combination of phishing attacks, malware, ransomware attacks, insider threats or viruses targeted at our key systems and IT systems as well as those of our third-party service providers. In addition, certain types of attacks could harm us even if our systems are left undisturbed. For example, certain threats are designed to remain dormant or undetectable, sometimes for extended periods of time, or until launched against a target, and we may not be able to implement adequate preventative measures. Unauthorized parties have attempted, and we expect that they will continue to attempt, to gain access to our systems and facilities, as well as those of our partners and third-party service providers, through various means. A successful security breach or security incident may target us directly, or indirectly target or impact us through our third-party service providers, manufacturers, joint collaborators or other business or commercial partners. A security breach or other security incident at a third-party service provider’s location or ours, or within a third-party service provider’s systems or ours, could affect our control over personal or confidential information or adversely impact our operations and ability to earn revenue.

The inadvertent disclosure of or unauthorized access to IT systems, networks and data, including personal information, confidential information and proprietary information, may adversely affect our business or our reputation and could have a material adverse effect on our financial condition. In addition, undiscovered vulnerabilities in our products, equipment or services could expose us to hackers or other unscrupulous third parties who develop and deploy viruses and other malicious software programs that could attack our products, equipment services and business. In the case of such a security breach, security incident or other IT failure, we may suffer damage to our key systems and experience (i) interruption in our services, (ii) loss of ability to control or operate our equipment; (iii) misappropriation of personal data and (iv) loss of critical data that could interrupt our operations, which may adversely impact our reputation and brand and expose us to increased risks of governmental and regulatory investigation and enforcement actions, private litigation or other liability, any of which could adversely affect our business. A security breach may also trigger mandatory data breach notification obligations under applicable privacy and data protection laws, which, if applicable, could lead to widespread adverse publicity and a loss in confidence regarding the effectiveness of our data security measures. Furthermore, mitigating the risk of future attacks or IT systems failures have resulted, and could in the future result, in additional operating and capital costs in systems technology, personnel, monitoring and other investments. In addition, many insurers are currently reluctant to provide cybersecurity insurance for digital assets and we do not currently hold cybersecurity insurance, therefore, in the event of any such actual or potential incidents, our costs and resources diverted and any impacted assets may not be partially or fully recoverable. Most of our sensitive and valuable data, including digital assets, are stored with third-party custodians and service providers. Therefore, we rely on the digital asset community to optimize and protect sensitive and valuable data, confidential information and identify vulnerabilities. There can be no guarantee that these measures and the work of the digital asset developer community will identify all vulnerabilities, errors and defects, or will identify and resolve all vulnerabilities, errors and defects prior to a malicious actor being able to utilize them. Any actual or perceived data security breach at any of those third-party custodians and service providers could lead to theft or irretrievable loss of our fiat currencies or digital assets, which may or may not be covered by insurance maintained by us or our third-party custodians or service providers.

We are subject to governmental regulation and other legal obligations related to data privacy, data protection and information security. If we are unable to comply with these, we may be subject to governmental enforcement actions, litigation, fines and penalties or adverse publicity.

We collect and process data, including personal, financial and confidential information about individuals, including our employees and business partners. The collection, use. Processing and storage of such data about individuals are governed by data privacy laws, regulations, guidelines and rules enacted and enforced in Australia, Canada, the UK, EU, the U.S. (federal and state) and other jurisdictions worldwide. We do not currently have any formal data privacy policies and procedures in place and have not completed an assessment of whether we are in compliance with all applicable data privacy laws and regulations. Data privacy laws and regulations are complex, continue to evolve, and on occasion may be inconsistent between jurisdictions leading to uncertainty in interpreting such laws and it is possible that these laws, regulations and requirements may be interpreted and applied in a manner that is inconsistent with our existing information processing practices, and many of these laws are significantly litigated and/or subject to regulatory enforcement. The implication of this includes that various federal, state and foreign legislative or regulatory bodies may enact or adopt new or additional laws and regulations concerning data privacy, data retention, data transfer and data protection. Such laws may continue to add to our compliance costs, restrict or dictate how we collect, maintain, combine, disseminate and otherwise process information and could have a material adverse effect on our business, results of operations, financial condition and prospects.

The General Data Protection Regulation (“GDPR”), and any additional requirements in the national implementing laws of countries in the European Economic Area (“EEA”), which went into effect in the European Union on May 25, 2018, applies to the collection, use, retention, security, processing, and transfer of personal data of individuals in the EEA; the United Kingdom (“UK”) data protection regime consisting primarily of the UK General Data Protection Regulation (“UK GDPR”) and the UK Data Protection Act 2018 could further add to our compliance costs and limit how we process information. It is possible that the GDPR and UK GDPR may be interpreted or applied in a manner that is adverse to us or otherwise inconsistent with our practices; or that the European Union, UK or other national supervisory authorities may hold that we are not in full compliance with the GDPR’s or UK GDPR’s requirements. In addition, the GDPR increases the scrutiny of transfers of personal data from the EEA to the United States and other jurisdictions that the European Commission does not recognize as having “adequate” data protection laws; in July 2020, the Court of Justice of the European Union limited how organizations could lawfully transfer personal data from the EEA and, in the case of the UK GDPR, the transfers of personal data from the UK to the United States by invalidating the EU-US Privacy Shield and imposing further restrictions on use of the standard contractual clauses, which could increase our costs and our ability to efficiently process personal data. Following the withdrawal of the UK from the European Union and the expiry of the transition period, from January 1, 2021, we now have to comply with the GDPR and separately the UK GDPR, each regime having the ability to fine up to the greater of €20 million / £17.5 million, respectively or 4% of annual global turnover. Failure to comply with these laws may also result in the imposition of significant criminal penalties and private litigation.

The relationship between the UK and the European Union in relation to certain aspects of data protection law remains subject to change, including how data transfers between European Union member states and the UK will be treated. These changes may lead to additional compliance costs and could increase our overall risk. Failure to comply with the requirements of the GDPR and UK GDPR may result in fines and other administrative penalties. Government enforcement actions can be costly and interrupt the regular operation of our business, and data breaches or violations of data privacy laws can result in fines, reputational damage and civil lawsuits, any of which may adversely affect our business, financial condition and results of operations. Also, like many websites, we use cookies and other tracking technologies on our website. In recent years, European lawmakers and regulators have expressed concern over electronic marketing and the use of nonessential cookies, web beacons and similar technology for online behavioral advertising, or tracking technologies, leading to an effort to replace the current rules on e-marketing (currently set out in the ePrivacy Directive and national implementing laws) with a new ePrivacy Regulation. When implemented, the new ePrivacy Regulation is expected to alter rules on tracking technologies and significantly increase fining powers to the same levels as the GDPR.

In the United States, according to the Federal Trade Commission (“FTC”), failure to take appropriate steps to keep consumers’ personal information secure constitutes unfair acts or practices in or affecting commerce in violation of Section 5(a) of the Federal Trade Commission Act, 15 U.S.C § 45(a). The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities. State privacy and security laws vary from state to state and, in some cases, can impose more restrictive requirements than U.S. federal law. For example, California enacted the California Consumer Privacy Act (“CCPA”) on June 28, 2018, which went into effect on January 1, 2020. The CCPA creates individual privacy rights for California consumers and increases the privacy and security obligations of entities handling certain personal data. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. In November 2020, California voters passed the California Privacy Rights Act of 2020 (“CPRA”). Effective in most material respects starting on January 1, 2023, the CPRA imposes additional obligations on companies covered by the legislation and will significantly modify the CCPA, including by expanding the CCPA with additional data privacy compliance requirements that may impact our business. The CPRA also establishes a regulatory agency dedicated to enforcing the CCPA and the CPRA. Other state legislatures have passed, are currently contemplating, or may pass their own comprehensive data privacy and security laws, with potentially greater penalties and more rigorous compliance requirements relevant to our business. The CCPA, CPRA and other such similar laws may increase our compliance costs and potential liability, and many similar laws have been proposed and/or enacted in other states and at the federal level.

Any actual or perceived failure by us or the third parties with whom we work to comply with data privacy laws, regulations, guidelines, rules or industry standards, or any security incident that results in the unauthorized release or transfer of personally identifiable information, may result in governmental enforcement actions and investigations including by European Data Protection Authorities and US federal and state regulatory authorities, fines and penalties, litigation and/or adverse publicity, including by consumer advocacy groups, and could cause a loss of trust in us, which could harm our reputation and have a material adverse effect on our business, reputation, results of operations, financial condition and prospects.

We are subject to environmental, health and safety laws and regulations, including applicable zoning and building codes, that may expose us to significant liabilities for penalties, damages or costs of remediation or compliance.

Our operations and properties are subject to laws and regulations governing health and safety, the discharge of pollutants into the environment or otherwise relating to health, safety and environmental protection requirements in the countries and localities in which we operate. These laws and regulations may impose numerous obligations that are applicable to us, including acquisition of a permit or other approval before conducting construction or regulated activities; limitation or prohibition of construction and operating activities in environmentally sensitive areas, such as wetlands or areas with endangered plants or species; imposition of specific health and safety standards addressing worker protection; imposition of certain zoning building code standards for the sites at which we operate; and imposition of significant liabilities for pollution, including investigation, remedial and clean-up costs. Failure to comply with these requirements may expose us to fines, penalties and/or interruptions in our operations, among other sanctions, that could have a material adverse effect on our financial position, results of operations and cash flows. Certain environmental laws may impose strict, joint and several liability for costs required to clean up and restore sites where hazardous substances have been disposed or otherwise released into the environment, including at current or former properties owned or operated by us, even under circumstances where the hazardous substances were released by prior owners or operators or the activities conducted and from which a release emanated complied with applicable law. Failure to secure renewal of, or maintain, permits or tightening of restrictions within our existing permits, or the failure to meet the zoning and building code standards imposed by regulations applicable to our sites, could have a material adverse effect on our business or cause us to incur material expenses. Moreover, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by noise or the release of hazardous substances into the environment.

The trend in environmental regulation has been to place more restrictions and limitations on activities that may be perceived to impact the environment or climate change, and thus there can be no assurance as to the amount or timing of future expenditures for environmental regulation compliance or remediation. New or revised laws and regulations that result in increased compliance costs or additional operating restrictions, or the incurrence of environmental liabilities, could have a material adverse effect on our financial position, results of operations and cash flows.

The regulatory and legislative developments related to climate change may materially adversely affect our brand, reputation, business, results of operations and financial position.

A number of governments or governmental bodies have introduced or are contemplating legislative and regulatory changes in response to the increasing focus on climate change and its potential impact, including from governmental bodies, interest groups and stakeholders. For example, the Paris Agreement became effective in November 2016, and signatories are required to submit their most recent emissions goals in the form of nationally determined contributions. Despite our sustainability objectives in sourcing electricity from renewable energy sources, given the very significant amount of electrical power required to operate Bitcoin mining machines, as well as the environmental impact of mining for the rare earth metals used in the production of mining servers, the Bitcoin mining industry has, and may in the future, become a target for future environmental and energy regulation. Legislation and increased regulation regarding climate change could impose significant costs on us and our suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting, costs to purchase renewable energy credits or allowances and other costs to comply with such regulations. Specifically, imposition of a tax or other regulatory fee in a jurisdiction where we operate or on electricity that we purchase could result in substantially higher energy costs, and due to the significant amount of electrical power required to operate Bitcoin mining machines, could in turn put our facilities at a competitive disadvantage. Any future climate change regulations could also adversely impact our ability to compete with companies situated in areas not subject to such limitations.

Given the political significance and uncertainty around the impact of climate change and how it should be addressed, we cannot predict how legislation and regulation will affect our financial condition, operating performance and ability to compete. Furthermore, even without such regulation, increased awareness and any adverse publicity in the global marketplace about potential impacts on climate change by us or other companies in our industry could harm our reputation. Any of the foregoing could have a material adverse effect on our financial position, results of operations and cash flows.

Failure to keep up with evolving trends and shareholder expectations relating to Environmental, Social and Governance (“ESG”) issues or reporting could adversely impact our reputation, share price, demand for our securities and access to and cost of capital.

Companies across all industries are facing increasing scrutiny from stakeholders related to their ESG practices and disclosures, including related to climate change (such as the impact of Bitcoin mining operations on the environment), diversity and inclusion and governance standards. Certain institutional investors, investor advocacy groups, investment funds, creditors and other influential financial markets participants have become increasingly focused on companies’ ESG practices and disclosures in evaluating their investments and business relationships. The heightened stakeholder focus on ESG issues related to our business requires the continuous monitoring of various and evolving laws, regulations, standards and expectations and the associated reporting requirements. Certain organizations also provide ESG ratings, scores and benchmarking studies that assess companies’ ESG practices. Although there are no universal standards for such ratings, scores or benchmarking studies, they are used by some investors to inform their investment and voting decisions. It is possible that our future shareholders or organizations that report on, rate or score ESG practices will not be satisfied with our ESG strategy or performance. Unfavorable or inaccurate press about or ratings or assessments of our ESG strategies or practices, regardless of whether or not we comply with applicable legal requirements, may lead to adverse investor sentiment toward us and our industry, which in turn could have an adverse impact on our share price, demand for our securities and our access to, and cost of, capital.

In addition, the adoption of new ESG-related regulations applicable to our business, or pressure from key stakeholders to comply with additional voluntary ESG-related initiatives or frameworks, could require us to make substantial investments in ESG matters, which could impact the results of our operations. Decisions or related investments in this regard could affect consumer perceptions as to our brand. Furthermore, if our competitors’ corporate responsibility or ESG performance is perceived to be better than ours, potential or current investors may elect to invest in our competitors instead. In the event that we publicly disclose, voluntarily or otherwise, certain initiatives or goals regarding ESG matters, including relating to our focus on renewable energy, we could fail, or be perceived to fail, in our achievement of such initiatives or goals, or we could be criticized for the scope of such initiatives or goals. If we fail to satisfy the expectations of investors and other key stakeholders or our initiatives are not executed as planned, our reputation and financial results could be materially and adversely affected. In addition, our share price, demand for our securities and access to, and cost of, capital, could be adversely affected.

Our compliance and risk management methods might not be effective and may result in outcomes that could adversely affect our reputation, operating results and financial condition.

Our ability to comply with applicable complex and evolving laws, regulations and rules is largely dependent on the establishment and maintenance of our compliance, audit and reporting systems, as well as our ability to attract and retain qualified compliance and other risk management personnel. We cannot assure you that our policies and procedures will be effective or that we will be successful in monitoring or evaluating the risks to which we are or may be exposed in all market environments or against all types of risks, including unidentified or unanticipated risks. Our risk management policies and procedures rely on a combination of technical and human controls and supervision that are subject to error and failure. Some of our methods for managing risk are discretionary by nature and are based on internally developed controls and observed historical market behavior, and may also involve reliance on standard industry practices. These methods may not adequately prevent losses, particularly as they relate to extreme market movements, which may be significantly greater than historical fluctuations in the market. Our risk management policies and procedures also may not adequately prevent losses due to technical errors if our testing and quality control practices are not effective in preventing failures. In addition, we may elect to adjust our risk management policies and procedures to allow for an increase in risk tolerance, which could expose us to the risk of greater losses.

Risks Related to Intellectual Property

If we are unable to protect the confidentiality of our trade secrets or other intellectual property rights or otherwise obtain, maintain, protect and enforce our intellectual property rights, our business and competitive position could be harmed.

Our ability to conduct our business in a profitable manner relies in part on our proprietary methods and designs, which we primarily protect as trade secrets. We rely upon trade secret and other intellectual property laws, physical and technological security measures and contractual commitments to protect our trade secrets and other intellectual property rights, including entering into non-disclosure agreements with employees, consultants and third parties with access to our trade secrets. However, such measures may not provide adequate protection and the value of our trade secrets could be lost through misappropriation or breach of our confidentiality agreements. For example, an employee with authorized access may misappropriate our trade secrets and provide them to a competitor, and the recourse we take against such misconduct may not provide an adequate remedy to protect our interests fully, because enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time consuming, and the outcome is unpredictable. Thus, if any of our trade secrets were to be disclosed or misappropriated, our competitive position could be harmed. In addition to the risk of misappropriation and unauthorized disclosure, our competitors may develop similar or better methods independently in a manner that could prevent legal recourse by us, which could result in costly product redesign efforts, discontinuance of certain product offerings or other competitive harm. Furthermore, any of our intellectual property rights could be challenged, invalidated, circumvented, infringed, diluted, disclosed or misappropriated and adequate legal recourse may be unavailable. Thus, there can be no assurance that our trade secrets or other intellectual property rights will be sufficient to protect against competitors operating their business in a manner that is substantially similar to us.

We may not be able to protect our competitive advantage if we are otherwise unable to obtain, maintain, protect or enforce our intellectual property rights or if we do not detect or are unable to address unauthorized use of our intellectual property. Despite precautions we may take, it may be possible for unauthorized third parties to use information that we regard as proprietary to create services that compete with ours. We have not sought patent protection for our proprietary methods, designs or technologies, and, as a result, we cannot look to patent rights for protection of the same. Regardless, litigation or proceedings before governmental authorities and administrative bodies may be necessary in the future to enforce our intellectual property rights and to determine the validity and scope of our rights and the proprietary rights of others. Should we choose to secure additional rights in our intellectual property, the process of obtaining and maintaining such protection is expensive and time-consuming, and we may not be able to prosecute all necessary or desirable applications at a reasonable cost. We may not execute agreements with every party who has access to our confidential information or contributes to the development of our intellectual property. Accordingly, we may become subject to disputes with such parties regarding the ownership of intellectual property that we consider to be ours.

Our intellectual property rights and the enforcement or defense of such rights may be affected by developments or uncertainty in laws and regulations relating to intellectual property rights. Legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain, and many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries do not favor the enforcement of patents, trade secrets and other intellectual property protection, which could make it difficult for us to stop the infringement, misappropriation or other violation of our intellectual property. Policing unauthorized use, infringement, misappropriation and other violation of our trade secrets and other intellectual property is difficult and we may not always be aware of such unauthorized use or misappropriation. Litigation brought to protect and enforce our intellectual property rights could be costly, time consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. As a result, we may be aware of infringement by our competitors but may choose not to bring litigation to protect our intellectual property rights due to the cost, time and distraction of bringing such litigation. Furthermore, if we do decide to bring litigation, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits challenging or opposing our right to use and otherwise exploit particular intellectual property or the enforceability of our intellectual property rights. Furthermore, many of our current and potential competitors may have the ability to dedicate substantially greater resources to developing and protecting their technology or intellectual property rights than we do. Any of the foregoing could adversely affect our continued operations and financial condition.

Third parties may claim that we are infringing upon, misappropriating or otherwise violating their intellectual property rights, which may prevent or inhibit our operations and cause us to suffer significant litigation expense even if these claims have no merit.

Our commercial success depends, in part, on our ability to operate without undue cost and distraction of claims that we are infringing, misappropriating or otherwise violating the intellectual property rights of third parties. However, third parties may own patents (or have pending patent applications that later result in patents) or other intellectual property that our operations may infringe, or those parties may believe our operations infringe. In addition, third parties may purchase patents for the purpose of asserting claims of infringement and attempting to extract license fees from us via settlements. There also could be patents or other intellectual property that we believe we do not infringe, but that we may ultimately be found to infringe. Further, because patents can take many years to issue, there may be currently pending applications of which we are unaware that may later result in issued patents that our operations infringe.

Third parties could also accuse us of misappropriating their trade secrets. Any claims of patent infringement, trade secret misappropriation, or other infringement, misappropriation or violation of intellectual property rights, even claims without merit, settled out of court or determined in our favor, could be costly and time-consuming to defend and could require us to divert resources away from operations. In addition, if any third party has a meritorious or successful claim that we are infringing their intellectual property, we may be forced to redesign our operations or secure a license from such third parties, which may be costly or impractical. The outcome of any litigation is inherently uncertain, and there can be no assurances that favorable final outcomes will be obtained in all cases. In addition, during the course of litigation there could be public announcements of the results of hearings, motions, or other interim proceedings or developments. If securities analysts or investors perceive these results to be adverse, it could have a substantial adverse effect on the price of our Ordinary shares. If we cannot license or develop an alternative for any infringing aspect of our business we also may be subject to significant damages or injunctions that may cause a material adverse effect to our business and operations, result in a material loss in revenue and adversely affect the trading price of our Ordinary shares and harm our investors.

Risks Related to Ownership of Our Ordinary Shares

The market price of our Ordinary shares may be highly volatile.

The market price of our Ordinary shares has been volatile and is likely to continue to fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations similar to ours as well as the fluctuation in the market price of Bitcoin and other digital assets. In addition, technology stocks have historically experienced high levels of volatility. In 2022, there has been a significant downturn in the market price of Bitcoin and other digital assets, as well as many technology stocks including ours. The market price for our Ordinary shares may be influenced by many factors, including:

•	actual or anticipated fluctuations in our financial and operating results;

•	the trading price of digital assets, in particular Bitcoin;

•	changes in the market valuations of our competitors;

•	rumors, publicity, and market speculation involving us, our management, our competitors, or our industry;

•	announcements of new investments, acquisitions, strategic partnerships, joint ventures, capital commitments, integrations or capabilities, technologies, or innovations by us or our competitors;

•	changes in financial estimates or recommendations by securities analysts;

•	changes in laws or regulations applicable to us or our industry;

•	the perception of our industry by the public, legislatures, regulators and the investment community;

•	additions or departures of key personnel;

•	potential litigation or regulatory investigations;

•	general economic, industry, political and market conditions and overall market volatility, including resulting from COVID-19, war, incidents of terrorism, or responses to these events;

•	sales of our Ordinary shares by us, our directors and officers, holders of our Ordinary shares or our shareholders in the future or the anticipation that such sales may occur in the future; and

•	the trading volume of our Ordinary shares on the Nasdaq.

Broad market and industry factors may adversely affect the market price of our Ordinary shares, regardless of our actual operating performance. Further, a decline in the financial markets and related factors beyond our control may cause the price of our Ordinary shares to decline rapidly and unexpectedly.

Investing in our Ordinary shares could be subject to greater volatility than investing directly in Bitcoin or other digital assets.

The price of our securities and our competitors’ securities are generally correlated to the price of Bitcoin and other digital assets. However, our business is subject to capital costs, which also affect the price of our securities, such as hardware expenses, power expenses and other factors that are not directly reflected in the prices of digital assets we mine. For example, when the price of Bitcoin rises, mining machines may become scarce and more costly to acquire, making our existing operations more attractive. However, when the price of Bitcoin declines, our mining revenues may not exceed our operating costs. As a result, the price of our Ordinary shares could be subject to greater volatility than direct investments in digital assets and an investment in our Ordinary shares may result in losses.

If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding the Ordinary shares, our Ordinary share price and trading volume could decline.

The trading market for our Ordinary shares is influenced by research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If one or more analysts who cover us downgrade our Ordinary shares, or adversely change their recommendations regarding the Ordinary shares, the market price for our Ordinary shares would likely decline. As a newly public company, we have only limited research coverage. Equity research analysts may elect not to provide research coverage of our Ordinary shares, and such lack of coverage may adversely affect the market price of our Ordinary shares.

Future sales, or the possibility of future sales, of a substantial number of our Ordinary shares could adversely affect the price of our Ordinary shares.

Future sales of a substantial number of our Ordinary shares, or the perception that such sales will occur, could cause a decline in the market price of our Ordinary shares. As of June 30, 2022, we had 54,982,916 Ordinary shares outstanding. Ordinary shares, other than those held by our directors, officers, shareholders owning 10% or more of our outstanding shares or other relevant holders whose Ordinary shares are subject to a lock-up and/or trading restriction (e.g. employees), may be resold in the public market immediately without restriction, and those shares held by our directors, officers, shareholders owning 10% or more of our outstanding shares or other relevant holders whose Ordinary shares are subject to a lock-up and/or trading restriction (e.g. employees) may be eligible for sale in the public market to the extent permitted by Rule 144 and Rule 701 of the Securities Act or immediately resold upon the relevant lock-up and/or trading restriction being lifted (as applicable). If our shareholders sell substantial amounts of Ordinary shares in the public market, or the market perceives that such sales may occur, the market price of our Ordinary shares and our ability to raise capital through an issue of equity securities in the future could be adversely affected.

In addition, the exercise of options to purchase Ordinary shares and the issue of Ordinary shares on vesting of restricted share units granted to our directors, officers and employees under our current and future share incentive plans could lead to a dilution of the economic and voting interests of existing shareholders which could adversely affect the market price of our Ordinary shares. Furthermore, a proposal to the shareholder meeting to take any of the abovementioned measures with dilutive effects on the existing shareholdings, or any announcement thereof, could adversely affect the market price of our Ordinary shares.

Because of their significant ownership of our Ordinary shares, and their ownership of all outstanding B Class shares, our founders and Co-Chief Executive Officers have substantial control over our business, and their interests may differ from our interests or those of our other shareholders.

Our founders and Co-Chief Executive Officers, Daniel Roberts and William Roberts, and their affiliates, hold in the aggregate 78.1%  of the voting power of our capital shares as of June 30, 2022.

As a result of this ownership or control of our voting securities, if our founders and Co-Chief Executive Officers act together, they will have control over the outcome of substantially all matters submitted to our shareholders for approval, including the election of directors. This may delay or prevent an acquisition or cause the public price of our Ordinary shares to decline. Our founders may have interests different from yours. Therefore, the concentration of voting power among our founders may have an adverse effect on the price of our Ordinary shares.

The dual class structure of our shares (Ordinary shares and B Class shares) will have the effect of concentrating voting control with certain shareholders, in particular, Daniel Roberts and William Roberts, who hold in the aggregate 78.1% of the voting power of our capital shares as of June 30, 2022. This ownership will limit or preclude your ability to influence corporate matters, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring shareholder approval.

Our B Class shares entitle its holders to fifteen votes per Ordinary share held by the holder, and our Ordinary shares have one vote per Ordinary share held. Our founders and Co-Chief Executive Officers, Daniel Roberts and William Roberts, and their affiliates hold in the aggregate 78.1% of the voting power of our capital shares as of June 30, 2022. Because each B Class share is entitled to fifteen votes for every Ordinary share held by the holder of such B Class share, the holders of our B Class shares collectively could continue to control a majority of the combined voting power of our shares and therefore be able to control all matters submitted to our shareholders for approval until the redemption of the B Class shares by the Company on the earlier of (i) when the individual founder associated with the holder ceases to be a director due to voluntary retirement; (ii) an unremedied transfer of B Class shares in breach of our Constitution; (iii) liquidation or winding up of the Company; or (iv) November 17, 2033. Holders of our Ordinary shares will not be entitled to vote separately as a single class except under certain limited circumstances. This concentrated control will limit or preclude shareholders’ ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring shareholder approval. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our capital shares that you may believe are in your best interest as one of our shareholders.

The multi-class structure of our shares may adversely affect the trading market for our Ordinary shares.

Certain stock index providers, such as S&P Dow Jones, exclude companies with multiple classes of shares from being added to certain stock indices, including the S&P 500. In addition, several shareholder advisory firms and large institutional investors oppose the use of multiple class structures. As a result, the multi-class structure of our shares may prevent the inclusion of our Ordinary shares in such indices, may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure, and may result in large institutional investors not purchasing our Ordinary shares. Any exclusion from stock indices could result in a less active trading market for our Ordinary shares. Any actions or publications by shareholder advisory firms or institutional investors critical of our corporate governance practices or capital structure could also adversely affect the value of our Ordinary shares. Additionally, our B Class shares are not transferable by the holder (other than to an affiliate of that holder).

Risks Related to Being a Foreign Private Issuer

We currently report our financial results under IFRS, which differs from U.S. generally accepted accounting principles, or U.S. GAAP.

We report our financial statements under IFRS. There have been and there may in the future be certain significant differences between IFRS and U.S. GAAP, including differences related to revenue recognition, intangible assets, share-based compensation expense, income tax and earnings per share. As a result, our financial information and reported earnings for historical or future periods could be significantly different if they were prepared in accordance with U.S. GAAP. In addition, we do not intend to provide a reconciliation between IFRS and U.S. GAAP unless it is required under applicable law. As a result, you may not be able to meaningfully compare our financial statements under IFRS with those companies that prepare financial statements under U.S. GAAP.

As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than a U.S. company.

We are a foreign private issuer as defined in the SEC’s rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our senior management and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act and we are not required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act. In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each fiscal year. Accordingly, there may be less publicly available information concerning us than there would be if we were not a foreign private issuer.

Furthermore, our shares are not listed, and we do not currently intend to list our shares, on any market in Australia, our country of incorporation. As a result, we are not subject to the reporting and other requirements of listed companies in Australia, other than those requirements that apply to Australian companies generally. Accordingly, there will be less publicly available information concerning our company than there would be if we were a public company organized in the United States.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards and these practices may not afford the same protection to shareholders as Nasdaq corporate governance listing standards.

As a foreign private issuer listed on Nasdaq, we are permitted to follow Australia corporate law and the Corporations Act 2001 (Cth) (“Corporations Act”) with regard to certain aspects of corporate governance in lieu of certain requirements under the Nasdaq listing standards. Some corporate governance practices under Australian law and the Corporations Act may differ from Nasdaq corporate governance listing standards. Currently, we follow home country practice to the maximum extent possible. Therefore, our shareholders may not be afforded the same protection under corporate governance listing standards applicable to U.S. domestic issuers. For an overview of our corporate governance practices, see “Item 16G. Corporate Governance—Foreign Private Issuer Status.”

For example, we are exempt from Nasdaq regulations that require a listed U.S. company to:

•	have a majority of the board of directors consist of independent directors;

•	require non-management directors to meet on a regular basis without management present;

•	promptly disclose any waivers of the code for directors or executive officers that should address certain specified items;

•	have an independent compensation committee;

•	have an independent nominating committees;

•	solicit proxies and provide proxy statements for all shareholder meetings; and

•	seek shareholder approval for the implementation of certain equity compensation plans and issuances of Ordinary shares.

We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, our next determination will be made on December 31, 2022. In the future, we would lose our foreign private issuer status if we fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. For example, if 50% or more of our securities are held by U.S. residents and more than 50% of our senior management or directors are residents or citizens of the United States, we could lose our foreign private issuer status.

The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly more than costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to modify certain of our policies to comply with corporate governance practices required of U.S. domestic issuers and to prepare our financial statements in accordance with U.S. GAAP rather than IFRS. Such conversion of our financial statements to U.S. GAAP would involve significant time and cost. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers such as the ones described above and exemptions from procedural requirements related to the solicitation of proxies.

We are an Australian public company with limited liability. The rights of our shareholders may be different from the rights of shareholders in companies governed by the laws of U.S. jurisdictions and may not protect investors in the same similar fashion afforded by incorporation in a U.S. jurisdiction.

We are a public company with limited liability organized under the laws of Australia. Our corporate affairs are governed by our Constitution and the Corporations Act. A further summary of applicable Australian corporations law and our Constitution is contained in “Item 10. Additional Information—Memorandum and Articles of Association” and Exhibit 2.1 “Description of Securities registered under Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”)” of this annual report.  However, there can be no assurance that Australian law will not change in the future or that it will serve to protect investors in the same fashion afforded under corporate law principles in the United States, which could adversely affect the rights of investors.

The rights of shareholders and the responsibilities of directors under Australian law may be different from the rights and obligations of shareholders and directors in companies governed by the laws of U.S. jurisdictions. In the performance of their duties, our board of directors is required by Australian law to act in the best interests of the Company and its shareholders as a whole, including with due observation of the principles of good faith, reasonable care and diligence.

Provisions in our organizational documents or Australian corporate law might delay or prevent acquisition bids for our company or other change of control transactions that might be considered favorable.

Under Australian law, various protective measures to prevent change of control transactions are possible and permissible within the boundaries set by Australian corporate law and Australian case law, in particular under Chapter 6 of the Corporations Act and takeovers policy which regulates the takeovers of Australian public companies. Certain provisions of our Constitution may have the effect of delaying or preventing a merger, acquisition, tender offer, takeover attempt or other change of control transaction that a shareholder might consider to be in its best interest, including attempts that might result in a premium over the market price of our Ordinary shares (for example, through the enhanced voting control rights attached to B Class shares and the proportional takeover provisions in the Constitution).

These provisions could make it more difficult or less attractive for a third-party to acquire us or a controlling stake in us, even if the third-party’s offer may be considered beneficial by many of our shareholders. As a result, our shareholders may be limited in their ability to obtain a premium for their shares.

Acquisitions of shares in the Company may be subject to review and approval by the Australian Federal Treasurer under the Foreign Acquisitions and Takeovers Act 1975 (Cth).

Under Australian law, certain acquisitions of shares in the Company may be subject to approval by the Australian Federal Treasurer under the Foreign Acquisitions and Takeovers Act 1975 (Cth) (“FATA”). Typically, such approval will not be required unless a non-Australian person or entity proposes to acquire a substantial interest in 20% or more of the shares in the Company (unless such person or entity is a foreign government investor).

If applicable thresholds are met, the Australian Federal Treasurer may prevent a proposed acquisition or impose conditions on such acquisition if satisfied that the acquisition would be contrary to the national interest. If a foreign person acquires shares or an interest in shares in an Australian company in contravention of the FATA, the Australian Federal Treasurer may make a range of orders including an order of the divestiture of such person’s shares or interest in shares in that Australian company.

The ability of shareholders to bring actions or enforce judgments against us or our directors and executive officers may be limited. Claims of U.S. civil liabilities may not be enforceable against us.

We are incorporated under the laws of Australia and the majority of our directors reside outside the United States. The majority of our assets and those of our directors are located outside the United States. It may not be possible, or may be costly or time consuming, for investors to effect service of process within the United States upon us or our non-U.S. resident directors or executive officers or to collect and enforce judgments obtained against us or our directors and executive officers in the United States, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States. There may also be reasons why, even if a process within the United States is served upon us or our directors and executive officers, proceedings in the United States are stayed or otherwise do not proceed. This may be in favor of proceedings in Australia or other jurisdictions instead of the United States, or in the absence of any other proceedings.

If a judgment is obtained in a U.S. court against us or our directors you may need to enforce such judgment in jurisdictions where we or the relevant director have assets (which may be outside the U.S.). As a result, it could be difficult or impossible for you to bring an action against us or against these individuals outside of the United States in the event that you believe that your rights have been infringed under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws outside of the United States could render you unable to enforce a judgment against our assets or the assets of its directors.

There is currently no treaty between the United States and Australia for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be automatically recognized or enforceable in Australia. An Australian court may, subject to compliance with certain procedural and legal requirements, recognize and give effect to the judgment if (generally speaking) you are able to prove in an Australian court: (a) the U.S. Court exercised a jurisdiction (in the relevant sense) recognized by Australian courts; (b) the U.S. judgment is final and conclusive; (c) the identity of the parties is clear; and (d) the U.S. judgment is for a fixed debt. Australian courts may deny the recognition and enforcement of punitive damages or other awards. If an Australian court upholds and regards as conclusive evidence the final judgment of the U.S. court, the Australian court will not generally require a re-litigation on the merits, though there may be other reasons why this becomes necessary which may significantly increase the time and cost of enforcing judgment. An Australian court may also refuse to enforce a U.S. judgment, in which case you may be required to re-litigate any claim before an Australian court.

Similar considerations may apply to other jurisdictions where we or the relevant director has assets which may raise similar difficulties in enforcing a U.S. judgment in those jurisdictions.

Australian insolvency laws are substantially different from U.S. insolvency laws and may offer our shareholders less protection than they would have under U.S. insolvency laws.

As a company with its registered office in Australia, we are subject to Australian insolvency laws and may also be subject to the insolvency laws of other jurisdictions in which we conduct business or have assets. These laws may apply in the event any insolvency proceedings or procedures are initiated against us. This includes, among other things, any moratorium ordered or declared in respect of any indebtedness of us, any formal demand for us to pay our debts as and when they fall due, any admission by us that we are unable to pay its debts as and when they fall due, any composition or arrangement with creditors, or any corporate action or proceeding in relation to the winding-up, dissolution, deregistration, administration or reorganization of, or the appointment of an administrator, controller, liquidator, receiver, manager or other insolvency practitioner to, us.

Insolvency laws in Australia and other jurisdictions may offer our shareholders less protection than they would have under U.S. insolvency laws and may make it more difficult (or even impossible) for them to recover the amount they could expect to recover in a liquidation under U.S. insolvency laws.

Shareholder liability is, generally speaking, limited to unpaid amount on shares, but there are exceptions which may apply. Liquidators and other external administrators of us may also be entitled to recover any amounts which may be distributed or paid to shareholders for the benefit of creditors. Shareholders may be unlikely to recover any amounts unless and until all creditors are paid in full, which may be unlikely should we become insolvent, or be placed into liquidation or external administration. Shareholders may also be prevented from commencing any court action or proceedings against us and may also be the subject of binding agreement or orders without consent. Any rights shareholders may have against us or our directors may be extinguished through the operation of insolvency laws in particular jurisdictions.

Some claims against directors or other third parties may be for our benefit, which may require permission of local courts to pursue and may also lead to any judgment or award requiring payment to us and in turn to our creditors. It should also be noted that certain creditors may enjoy particular priorities in particular jurisdictions (for example, employees and secured creditors), other creditors may not be entitled to any distribution as a creditor in particular jurisdictions (for example, where a creditor’s claim is rejected in the particular jurisdiction), and generally speaking unsecured creditors are paid out evenly in proportion to their claims. This may materially impact any recovery shareholders receive should we become insolvent.

Risks Related to Taxation

Future developments regarding the treatment of digital assets for U.S. federal income and foreign tax purposes could adversely impact our business.

Due to the new and evolving nature of digital assets and the absence of comprehensive legal guidance with respect to digital asset products and transactions, many significant aspects of the U.S. federal income and foreign tax treatment of transactions involving digital assets are uncertain, and it is unclear what guidance may be issued in the future on the treatment of digital asset transactions for U.S. federal income and foreign tax purposes.

In 2014, the IRS released a notice, or “IRS Notice,” discussing certain aspects of “convertible virtual currency” (that is, digital currency that has an equivalent value in fiat currency or that acts as a substitute for fiat currency) for U.S. federal income tax purposes and, in particular, stating that such digital currency (i) is “property”; (ii) is not “currency” for purposes of the rules relating to foreign currency gain or loss and (iii) may be held as a capital asset. In 2019, the IRS released a revenue ruling and a set of “Frequently Asked Questions,” or the “Ruling & FAQs,” that provide some additional guidance, including guidance to the effect that, under certain circumstances, hard forks of digital currencies are taxable events giving rise to ordinary income and guidance with respect to the determination of the tax basis of digital currency. However, the IRS Notice and the Ruling & FAQs do not address other significant aspects of the U.S. federal income tax treatment of digital assets and related transactions.

There can be no assurance that the IRS or other foreign tax authorities will not alter their existing positions with respect to digital assets in the future or that a court would uphold the treatment set forth in the IRS Notice and the Ruling & FAQs. It is also unclear what additional guidance may be issued in the future on the treatment of existing digital asset transactions and future digital asset innovations for purposes of U.S. federal income tax or other foreign tax regulations. Any such alteration of existing IRS and other foreign tax authority positions or additional guidance regarding digital asset products and transactions could result in adverse tax consequences for our business and could have an adverse effect on the value of digital assets and the broader digital asset markets. In addition, the IRS and other foreign tax authorities may disagree with tax positions that we have taken, which could result in increased tax liabilities. Future technological and operational developments that may arise with respect to digital assets may increase the uncertainty with respect to the treatment of digital assets for U.S. federal income and foreign tax purposes. The uncertainty regarding tax treatment of digital asset transactions could impact our business, both domestically and abroad. It is likely that new rules for reporting digital assets under the “common reporting standard” will be implemented on our international operations, creating new obligations and a need to invest in new onboarding and reporting infrastructure.

Currently the Canadian government is proposing to modify its value added tax legislation specifically in relation to Canadian entities that are involved in Bitcoin-related activities and their associated suppliers.  These legislative changes would, if implemented, eliminate the recovery of value added tax in Canada on inputs to our business.  Any such, unrecoverable value added tax would act to increase the cost of all inputs to our business in Canada including electricity, capital equipment, services and intellectual property acquired by our subsidiaries that operate in Canada. We are currently subject to audits relating to Canadian value added tax credits, which could reduce or eliminate the amount of certain input tax credits we are able to recover for certain historical periods as well as going forward. See Note 19 to our audited financial statements for the year ended June 30, 2022 included in this Annual Report on Form 20-F.

There can be no assurance that we will not be a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. investors.

Under the Internal Revenue Code of 1986, as amended (the “Code”), we will be classified as a passive foreign investment company (a “PFIC”) for any taxable year if either: (a) at least 75% of our gross income is “passive income” for purposes of the PFIC rules or (b) at least 50% of the value of our assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income includes interest, dividends and other investment income, with certain exceptions. Cash and cash-equivalents generally are passive assets for these purposes, and digital assets are likely to be passive assets for these purposes as well. Goodwill is active to the extent attributable to activities that produce or are intended to produce active income. The PFIC rules also contain a look-through rule whereby we will be treated as owning our proportionate share of the gross assets and earning our proportionate share of the gross income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Based on the current and anticipated composition of our income, assets and operations and the price of our Ordinary shares, we do not expect to be treated as a PFIC for the current taxable year. However, whether we are treated as a PFIC is a factual determination that is made on an annual basis after the close of each taxable year. This determination will depend on, among other things, the ownership and the composition of our income and assets, as well as the relative value of our assets (which may fluctuate with our market capitalization), at the relevant time. Moreover, the application of the PFIC rules to digital assets and transactions related thereto is subject to uncertainty. Among other things, the IRS has issued limited guidance on the treatment of income from mining digital assets. The IRS or a court may disagree with our determinations, including the manner in which we determine the value of our assets and the percentage of our assets that are passive assets under the PFIC rules. Therefore there can be no assurance that the Company will not be classified as a PFIC for the current taxable year or for any future taxable year.

For further discussion of the PFIC rules and the adverse U.S. federal income tax consequences in the event we are classified as a PFIC, see Item 10. Additional Information “Taxation-Certain U.S. Federal Income Tax Considerations.”

If a United States person is treated as owning at least 10% of our Ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a U.S. holder is treated as owning, directly, indirectly or constructively, at least 10% of the value or voting power of our stock, such U.S. holder may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” (“CFC”) in our group. If our group consists of one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries will be treated as CFC’s, regardless of whether we are treated as a CFC. Because our group includes U.S. subsidiaries, some or all of our non-U.S. subsidiaries will be treated as CFCs even if we are not a CFC. A United States shareholder of a CFC may be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by CFCs, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder of a U.S. corporation. Failure to comply with CFC reporting obligations may subject a United States shareholder to significant monetary penalties.

We cannot provide any assurances that we will furnish to any United States shareholder information that may be necessary to comply with the reporting and taxpaying obligations applicable under the controlled foreign corporation rules of the Code. The IRS has provided limited guidance on situations in which investors may rely on publicly available information to comply with their reporting and taxpaying obligations with respect to foreign-controlled CFCs. U.S. shareholders should consult their tax advisers regarding the potential application of these rules to their investment in our Ordinary shares.

Future changes to tax laws could materially adversely affect our company and reduce net returns to our shareholders.

Our tax treatment is subject to the enactment of, or changes in, tax laws, regulations and treaties, or the interpretation thereof, tax policy initiatives and reforms under consideration and the practices of tax authorities in jurisdictions in which we operate, including those related to the Organization for Economic Co-Operation and Development’s Base Erosion and Profit Shifting Project, the European Commission’s state aid investigations and other initiatives. Such changes may include (but are not limited to) the taxation of operating income, investment income, dividends received or (in the specific context of withholding tax) dividends paid. We are unable to predict what tax reform may be proposed or enacted in the future or what effect such changes would have on our business. Changes to the rates of taxes imposed on us or our affiliates, or changes to tax legislation, regulations, policies or practices, generally in any of the jurisdictions in which we or our affiliates operate, may adversely impact our financial position and/or performance and overall or effective tax rates in the future in countries where we have operations, reduce post-tax returns to our shareholders, and increase the complexity, burden and cost of tax compliance. In addition, an interpretation of relevant taxation laws by a taxation authority that differs to our interpretation may lead to an increase in our taxation liabilities.

General Risk Factors

We are an “emerging growth company” under the JOBS Act and will avail ourselves of reduced disclosure requirements applicable to emerging growth companies.

We are an “emerging growth company,” as defined in the JOBS Act, and utilize certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act (“SOX”), and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can utilize the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. However, this transition period is only applicable under U.S. GAAP. As a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required or permitted by the International Accounting Standards Board.

We cannot predict if investors will find our Ordinary shares less attractive because we may rely on these exemptions. If some investors find the Ordinary shares less attractive as a result, there may be a less active trading market for the Ordinary shares and the price of the Ordinary shares may be more volatile. We may utilize these exemptions until such time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest to occur of (i) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; (ii) the last day of the fiscal year in which we qualify as a “large accelerated filer”; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; and (iv) June 30, 2027.

Requirements associated with being a public company in the United States require significant company resources and management attention.

As a public company, we are subject to certain reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and other rules and regulations of the SEC and Nasdaq. We are also subject to various other regulatory requirements, including SOX, the Dodd-Frank Wall Street Reform and Consumer Protection Act. Other applicable securities rules and regulations, such as Australian laws and regulations, also impose various requirements on public companies (including companies listed on the Nasdaq), including establishment and maintenance of effective disclosure and financial controls and corporate governance practices.

The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We have hired or intend to hire additional accounting, finance, compliance and other personnel or engage external consultants in connection with our efforts to comply with the requirements of being a public company and our management and other personnel will need to devote a substantial amount of time towards maintaining compliance with these requirements. These requirements increase our legal and financial compliance costs and make some activities more time-consuming and costly. For example, we expect that the rules and regulations applicable to us as a public company may make it increasingly more difficult and more expensive for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it increasingly more difficult for us to attract and retain qualified persons to serve on our board of directors and committees, or as executive officers.

These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Ordinary shares, fines, sanctions and other regulatory action and potentially civil litigation.

If we fail to implement effective internal controls over financial reporting, such failure could result in material misstatements in our financial statements, cause investors to lose confidence in our reported financial and other public information and have an adverse effect on the trading price of our Ordinary shares.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to identify and remediate past control deficiencies, or to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations.

We are a public company in the United States subject to SOX. Section 404(a) of SOX (“Section 404”) requires management of public companies to develop and implement internal controls over financial reporting and evaluate the effectiveness thereof. We are required to disclose changes made in our internal controls and procedures and our management is required to assess the effectiveness of these controls annually. This assessment includes disclosure of any material weaknesses identified by our management in its internal controls over financial reporting.  However, for as long as we are an “emerging growth company” under the JOBS Act, the Company’s independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404 of SOX, which would otherwise be applicable beginning with the second annual report following the effectiveness of the registration statement related to our initial public offering. An independent assessment of the effectiveness of our internal controls by our registered public accounting could detect past or future problems that our management’s assessment might not. Any testing by us conducted in connection with Section 404 of SOX, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify areas for further attention or improvement. In particular, undetected past or future material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation and the trading price of the Ordinary shares may be adversely affected. We may also not be able to conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 or may not be able to remediate some of the identified deficiencies in time to meet the deadline imposed by SOX for compliance with the requirements of Section 404. For further information, see “Item 15. Controls and Procedures— Changes in Internal Control Over Financial Reporting.”

The process of designing, implementing and maintaining effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. If we fail to design, implement and maintain effective internal controls and financial reporting procedures, it could severely inhibit our ability to accurately report our results of operations and result in material misstatements in our financial statements, impair our ability to raise revenue, subject us to regulatory scrutiny and sanctions and cause investors to lose confidence in our reported financial information, which in turn could have an adverse effect on the business and the trading price of our Ordinary shares. Additionally, ineffective internal control over financial reporting could result in deficiencies that are deemed material weaknesses, and any such material weaknesses could result in our failure to detect a material misstatement of our annual or quarterly consolidated financial statements or disclosures. Ineffective internal control over financial reporting could also expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations, civil or criminal sanctions and lawsuits. In addition, our internal controls over financial reporting does not prevent or detect all errors or fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all internal control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

There is substantial doubt about our ability to continue as a going concern.

The report of our independent registered public accounting firm on our financial statements for the fiscal year ended June 30, 2022 included an explanatory paragraph on Going Concern Uncertainty, expressing management’s assessment and conclusion that significant uncertainties exist about our ability to continue as a going concern. For further information, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.” Our ability to continue as a going concern will be determined by our ability to generate sufficient cash flow to build and sustain our operations and/or raise additional capital in the form of debt or equity financing. We believe that the inclusion of a going concern explanatory paragraph in the report of our registered public accounting firm will make it more difficult for us to secure additional financing or enter into strategic relationships on terms acceptable to us, if at all, and likely will materially and adversely affect the terms of any financing that we might obtain. Our consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should we be unable to continue as a going concern.

We may not pay any cash dividends on our Ordinary shares in the foreseeable future. Accordingly, shareholders need to be prepared to rely on capital appreciation, if any, for any return on their investment.

We have never declared nor paid cash dividends on our Ordinary shares and we currently do not anticipate paying any cash dividends on our Ordinary shares in the foreseeable future. As a result, capital appreciation, if any, of our Ordinary shares may be your sole source of gain for the foreseeable future.

We may be at a risk of securities class action litigation.

Historically, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because technology companies, including us, have experienced significant share price volatility recently. If we were to be sued, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

We may be subject to material litigation, including individual and class action lawsuits, as well as investigations and enforcement actions by regulators and governmental authorities.

We may from time to time become subject to claims, arbitrations, individual and class action lawsuits, government and regulatory investigations, inquiries, actions or requests, including with respect to employment matters, and other proceedings alleging violations of laws, rules and regulations, both foreign and domestic. The scope, determination and impact of claims, lawsuits, government and regulatory investigations, enforcement actions, disputes and proceedings to which we are subject cannot be predicted with certainty, and may result in:

•	substantial payments to satisfy judgments, fines or penalties;

•	substantial external counsel legal fees and costs;

•	additional compliance and licensure requirements;

•	loss or non-renewal of existing licenses or authorizations, or prohibition from or delays in obtaining additional licenses or authorizations, required for our business;

•	loss of productivity and high demands on employee time;

•	criminal sanctions or consent decrees;

•	termination of certain employees, including members of our executive team;

•	barring of certain employees from participating in our business in whole or in part;

•	orders that restrict or suspend our business or prevent us from offering certain products or services;

•	changes to our business model and practices;

•	delays and/or interruptions to planned transactions, product launches or improvements; and

•	damage to our brand and reputation.

Any such matters can have an adverse impact, which may be material, on our business, operating results or financial condition because of legal costs, diversion of management resources, reputational damage and other factors.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Our History

We were originally incorporated under the laws of New South Wales, Australia, on November 6, 2018 as “Iris Energy Pty Ltd” an Australian proprietary company (ACN 629 842 799). On October 7, 2021, we converted into a public company named “Iris Energy Limited” under Australian law.

Our Initial Public Offering

On November 16, 2021, the registration statement on Form F-1 (File No 333-260488) relating to the initial public offering of our Ordinary shares was declared effective by the SEC. On November 19, 2021, we closed our initial public offering, pursuant to which we issued and sold 8,269,231 Ordinary shares. Our Ordinary shares began trading on the Nasdaq Global Select Market on November 17, 2021, under the symbol “IREN.”

Capital Expenditures and Divestitures

The majority of our historical capital expenditures have been directed to acquiring new generation miners including Antminer S19j and Antminer S19j Pro. Our capital expenditures during the fiscal year ended June 30, 2022 were principally for purchasing new generation miners and building data centers and electrical infrastructure that we own and operate. Our capital expenditures, including prepayments for mining hardware, were $332.2 million, $82.6 million and $3.9 million for the fiscal years ended June 30, 2022, June 30, 2021 and June 30, 2020, respectively.

On June 21, 2022, we announced that, having regard to current market conditions and available financing terms, we intend to defer additional major capital expenditure for work beyond our initial 4.3 EH/s of operating capacity to preserve balance sheet flexibility until the current market uncertainty subsides and financing terms improve.

On August 1, 2022, we announced that we had reached agreement with Bitmain to ship an additional 1.7 EH/s of miners, which is expected to increase our operating capacity to 6.0 EH/s. We used $46 million of prepayments made under the third contract with Bitmain, along with $5.9 million of cash on hand, as payment for the additional 1.7 EH/s of miners. We have approximately $82 million of prepayments remaining under that contract in respect of contracted miners above the 6.0 EH/s. The timing and volume of any additional future deliveries (i.e. beyond the additional 1.7 EH/s referred to above) under that contract are subject to ongoing discussions with Bitmain. We do not currently expect to make upcoming payments in respect of any such additional future deliveries under that contract and we can make no assurances as to the outcome of these discussions.

While we continue to target expansion of total operating capacity above 6.0 EH/s, such plans are expected to be delayed and we will continue to review such plans in light of evolving market conditions.

See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Bitcoin Mining Business—Our principal outstanding hardware purchase contract is under discussion with Bitmain.  We have ceased making further payments under that contract, and there can be no assurance as to the outcome of those discussions or our ability to acquire the remainder of our contracted miners under that contract” and “Item 4.B. Our Company—Hardware Purchase Contracts” for more information.

Corporate Information

Our principal executive offices are located at Level 12, 44 Market Street, Sydney, Australia, and our telephone number is +61 2 7906 8301. Our agent for service of process in the United States is Cogency Global Inc., 122 E. 42nd Street, 18th Floor, New York, New York 10168. We maintain a website at https://irisenergy.co/. Information on our website is not incorporated by reference into or otherwise part of this annual report.

B.	Business Overview

Our Company

We are a leading owner and operator of institutional-grade, highly efficient proprietary Bitcoin mining data centers powered by 100% renewable energy.

Our mining operations generate revenue by earning Bitcoin through a combination of block rewards and transaction fees from the operation of our specialized computers called ASICs and exchanging these Bitcoin for fiat currencies such as USD or CAD on a daily basis.

We have been mining Bitcoin since 2019. Our current strategy involves liquidating all the Bitcoin we have mined on a daily basis, and therefore do not have any Bitcoin held on our balance sheet as of June 30, 2022. Our cash and cash equivalents were $110.0 million as of June 30, 2022. Our total revenue was $59.0 million and $7.9 million for the years ended June 30, 2022 and June 30, 2021, respectively. We generated a loss after income tax expense of $419.8 million and $60.4 million for the years ended June 30, 2022 and 2021, respectively. We generated EBITDA of $16.1 million and $3.3 million and Adjusted EBITDA of $26.2 million and $1.4 million for the years ended June 30, 2022 and June 30, 2021, respectively. EBITDA and Adjusted EBITDA are financial measures not defined by IFRS. For a definition of EBITDA and Adjusted EBITDA, an explanation of our management’s use of these measures and a reconciliation of EBITDA and Adjusted EBITDA to loss after income tax expense, see “Special Note Regarding Non-IFRS Measures.”

Bitcoin Mining Facilities

We target development of Bitcoin mining facilities in regions where there are low-cost, abundant and attractive renewable energy sources.

In January 2020, we acquired our first site in Canal Flats, located in British Columbia, Canada (“BC”), from PodTech Innovation Inc. and certain of its related parties. This site is our first operational site and has been operating since 2019, and, as of August 31, 2022, has approximately 30MW of power capacity and operating capacity of approximately 0.8 EH/s.

In addition, we have constructed, and continue to construct, additional proprietary data centers at our other BC sites in Mackenzie and Prince George.

Our Mackenzie site has been operating since April 2022 and, as of August 31, 2022, has approximately 50MW of power capacity and operating capacity of approximately 1.5 EH/s. We are in the process of expanding the operating capacity at our Mackenzie site, and are targeting approximately 80MW of power capacity and operating capacity of approximately 2.5 EH/s upon completion of that site.

Our Prince George site is currently in the commissioning phase and we are targeting approximately 50MW of power capacity and operating capacity of approximately 1.4 EH/s upon completion of that site.

 Upon the anticipated completion and energization of our Mackenzie and Prince George sites, we expect our three sites in BC to support approximately 160MW of aggregate power capacity and operating capacity of approximately 4.7 EH/s by the end of 2022.

Each of our Canal Flats and Mackenzie sites are connected to the British Columbia Hydro and Power Authority (“BC Hydro”) electricity transmission network (69 kV grid-connection) and have been 100% powered by renewable energy since commencement of operations (currently approximately 97% sourced from clean or renewable sources as reported by BC Hydro and approximately 3% sourced from the purchase of RECs). Our contracts with BC Hydro have an initial term of one year and, unless terminated at the end of the initial term shall extend until terminated in accordance with the terms of the agreement upon six months notice.

We are also engaged in construction activities at our site in Childress, located in the renewables-heavy Panhandle region of Texas, U.S. On January 21, 2022, we announced a binding connection agreement between one of our wholly-owned subsidiaries and AEP Texas Inc. a subsidiary of American Electric Power (“AEP Texas”) for a new 600MW data center site at Childress, pursuant to which AEP Texas agrees to perform the necessary construction in order to deliver a point of grid interconnection to the Childress site. We have approximately $19.4 million of deposits and prepayments with AEP Texas of which approximately $15.5 million is refundable after energization of the Childress project. If we cancel this agreement, we will be required to pay for all actual costs incurred by AEP Texas in connection with the construction to date. We are targeting an initial 40MW development at the Childress site, which in conjunction with capacity at our BC sites, is expected to increase our total operating capacity to 6.0 EH/s in 2023.

Hardware Purchase Contracts

We have entered into three binding hardware purchase agreements with Bitmain to acquire new generation Bitcoin miners, Antminer S19j and Antminer S19j Pro. Remaining commitments to Bitmain under the first two contracts have been paid and the last remaining batch of hardware under these contracts is expected to be shipped in October 2022.

The third contract with Bitmain is a $400 million hardware purchase agreement for approximately 10 EH/s of miners (excluding any discount arrangements under the agreement, which may include potential additional miners), originally scheduled to be shipped in batches between October 2022 and September 2023.

Mining hardware commitments as at June 30, 2022 relating to the third hardware purchase contract totalled $316 million (including estimated shipping and non-refundable sales tax).

As of June 30, 2022, we have made approximately $128 million of prepayments pursuant to the third hardware purchase contract. Under that contract, six months prior to shipment of each batch of miners, we are required to pay 45% of the purchase price for such batch and another 30% of the purchase price for such batch one month prior to shipment. Under that contract, if we fail to pay the remaining commitments as and when they become due (and fail to make a written request to Bitmain no less than five business days prior to the relevant deadline and obtain Bitmain’s written consent), Bitmain is entitled to terminate the shipment of the respective batch of equipment and we will be liable for reasonable, non-penalty liquidated damages of 20% of the purchase price of such batch. If there is any remaining balance after deducting the non-penalty liquidated damages from prepayments made under this contract, we are entitled to a refund of such remaining balance free of any interest, although there can be no assurance that Bitmain will refund such amounts on a timely basis or that Bitmain will not make other claims that it is entitled to retain such amounts. If we fail to pay down payments due under this contract by the prescribed deadlines we may also be responsible for any loss incurred by Bitmain in relation to the production or procurement of that relevant batch of mining hardware.

On August 1, 2022, we announced that we had reached agreement with Bitmain to ship an additional 1.7 EH/s of miners, which is expected to increase our operating capacity to 6.0 EH/s. We used $46 million of prepayments made under the third hardware purchase contract with Bitmain, along with $5.9 million of cash on hand, as payment for the additional 1.7 EH/s of miners. We have approximately $82 million of prepayments and $295 million of commitments remaining under that contract (payable in installments through to October 2023 and including estimated shipping and non-refundable sales tax) in respect of contracted miners above the 6.0 EH/s.

The timing and volume of any additional future deliveries (i.e. beyond the additional 1.7 EH/s referred to above) under the third hardware purchase contract is subject to ongoing discussions with Bitmain. We do not currently expect to make upcoming payments in respect of any such additional future deliveries under that contract and we can make no assurances as to the outcome of these discussions, including the impact on timing of any further deliveries or payments made under this contract, or whether any future deliveries will be made at all, the impact on our expansion plans and ability to acquire additional miners, or whether those discussions will adversely impact our relationship with Bitmain.See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Bitcoin Mining Business—Our business is highly dependent on a small number of digital asset mining equipment suppliers. Failure of our suppliers to perform under the relevant supply contracts for equipment that has already been procured may delay our expansion plans.”

Bitcoin Mining

Bitcoin is a scarce digital asset that is created and transmitted through the operation of a peer-to-peer network of computers running the Bitcoin software. The Bitcoin network allows people to exchange digital tokens, called Bitcoin, which are recorded on a publicly distributed digital transaction ledger forming the Bitcoin blockchain, which contains the record of every Bitcoin transaction since the inception of Bitcoin. The Bitcoin network is decentralized, meaning no central authority, bank or financial intermediary is required to create, transmit or determine the value of Bitcoin.

Miners earn Bitcoin by validating and verifying Bitcoin transactions, securing blocks of transactions and adding those blocks to the Bitcoin blockchain by using ASICs to solve a complex cryptographic algorithm known as Secure Hash Algorithm 256 (“SHA-256”). Each unique block can be mined and added to the Bitcoin blockchain by only one miner. Once the miner mines the block, the rest of the network can verify and confirm the block to the blockchain. The successful miner is remunerated with newly minted Bitcoins (known as the “block reward”) and transaction fees. Bitcoin miners will be able to continue earning block rewards through this process until 21 million Bitcoins have been mined, which reflects the total fixed supply limit of Bitcoin. The Bitcoin network’s design regulates supply by only allowing a fixed number of Bitcoin to be mined each year and halving the number of block rewards paid to miners after approximately every four years. As a result of the Bitcoin network’s limitations on mining, it is estimated that the final Bitcoin block reward will occur in 2140, at which time miners will be incentivized to maintain the network solely based on transaction fees. It is currently estimated that approximately 20.6 million Bitcoin will have been mined by the year 2030.

Performance Metrics – Hashrate and Difficulty

In Bitcoin mining, the processing power of a miner is measured by its “hashrate” or “hashes per second.” “Hashrate” is the speed at which a miner can produce computations (“hashes”) using the Bitcoin network’s algorithm, expressed in hashes per second. Blockchain.com estimates that the 7-day average of the aggregate hashrate of the entire Bitcoin network is approximately 223 EH/s, as of August 31, 2022, or 223 x 1018 hashes per second.

An individual miner, such as our Company, has a hashrate measured across the total number of ASICs it deploys in its Bitcoin mining operations. Generally, a miner’s expected success rate in solving blocks and earning Bitcoin over time is correlated with its total hashrate as a proportion of the total network hashrate over the same period.

“Difficulty” is a measure of the relative complexity of the algorithmic solution required for a miner to mine a block and receive Bitcoins from the block reward and transaction fees. An increase in network hashrate will temporarily result in shorter block times as the mining algorithm is solved faster-and vice versa if the network hashrate decreases. The Bitcoin network protocol adjusts the network difficulty every 2,016 blocks (approximately every two weeks) to maintain a target block time of 10 minutes.

Mining Pools

As noted above, while an individual miner’s expected success rate in solving blocks and earning Bitcoin over time is correlated with its total hashrate as a proportion of the total estimated network hashrate, in the short-term, there can be variability in a miner’s actual success rate (and therefore revenue) as the process is probabilistic. As such, miners like us typically aggregate their computing power with others by joining a global “mining pool.” Mining pools generally pay out Bitcoin to participants daily based on a miner’s computing power contribution to the mining pool in return for a fee. This arrangement can reduce revenue variance and certain pools may even reward miners regardless of the number of blocks the pool solves each day (i.e. the pool operator absorbs the daily variances).

Bitcoin Mining Economics

As of June 30, 2022, a successful Bitcoin miner earns a block reward of 6.25 Bitcoins plus transaction fees for each block added to the blockchain, which occurs approximately every 10 minutes and equates to 52,560 blocks or 328,500 Bitcoins per year, excluding transaction fees. The block reward is programmed to halve to 3.125 Bitcoins in approximately mid-2024. The key economic drivers for Bitcoin mining are illustrated below.

The economics of Bitcoin mining are predominantly driven by:

•	a miner’s proportionate share of the total network hashrate;

•	the block reward;

•	the level of global transaction fees;

•	the price of Bitcoin;

•	the power consumption / efficiency of mining equipment;

•	the reliability / efficiency of data center infrastructure;

•	the cost of electricity; and

•	other operating expenses, including employee and general and administrative costs.

As noted above, the amount of block rewards paid to miners is on a fixed distribution schedule, resulting in the last block reward payout to occur in approximately 120 years, at which time miners will be incentivized to maintain the network solely based on transaction fees.

Business Highlights

Non-HODL Strategy

“HODL” is a term used in the digital assets market which refers to an investment strategy whereby, following the original acquisition of a digital asset, the investor continues to hold the digital asset regardless of movements in the price of that digital asset. We have adopted a “non-HODL” strategy pursuant to which we generally liquidate mining rewards on a daily basis (i.e., generally within the same day that we receive the relevant mining rewards), and we have done so since we started mining Bitcoin in 2019 (including when Bitcoin hit an all-time high of approximately $69,000 in November 2021). We expect generally to continue to liquidate Bitcoin mining rewards on a daily basis.

The rationale behind our current non-HODL strategy include:

•
providing a degree of risk mitigation during periods of Bitcoin price decline, for example, by potentially providing for higher average realized sale prices per Bitcoin during a period of declining Bitcoin prices; and

•
allowing efficient funding of capital and operating expenditures by reinvesting proceeds from liquidating Bitcoin mining rewards to help reduce our reliance on external funding (for example, by reducing our reliance on raising debt, equity, or equity-linked capital).

Vertical integration – Long-term security over infrastructure, land and power supply

We have ownership of our proprietary data centers and electrical infrastructure, including freehold and long-term leasehold land. This provides us with security and operational control over our assets.

Long-term asset ownership also allows our business to benefit from more sustainable cash flows in comparison with miners that rely upon third-party hosting services or short-term land leases which may be subject to termination rights, profit sharing arrangements and/or potential changes to contractual terms such as pricing.

We also focus on grid-connected power access which not only helps to ensure we are able to utilize a reliable, long-term supply of power, but also provides us with the ability to support the energy markets in which we operate (for example, through potential participation in demand response, ancillary services provision and load management in deregulated markets such as Texas).

Vertical integration – Operations and maintenance

We believe it is important to retain control and operational oversight of our infrastructure, rather than outsourcing to a third-party provider who may not be aligned to our objectives.

As both the owner and operator of our hardware and infrastructure, we are directly incentivized to optimize each component of our value chain. Learnings and efficiency gains can then be applied across our entire portfolio.

In addition, we believe that we are able to identify and respond to operational issues in a more efficient and timely manner than would be the case under an outsourced hosted model. We believe this allows us to maximize operating performance as well as hardware life.

While outsourcing infrastructure and operations and maintenance to third-parties may result in near-term returns and scale, short-term contractual arrangements may result in increased counterparty risk (e.g. potential non-performance, delays and disputes) and renewal risk.

Leading efficiency – Proprietary data centers

We are building proprietary data centers that continue to be refined through years of research and development to further optimize the operational environment and efficiencies, including stable uptime performance during high and low temperature periods, as well as the life of our hardware.

We believe our purpose-built proprietary data centers may provide operational advantages compared to less efficient airflow, cooling and re-heating designs that may be limited in certain modified shipping container or retrofitted warehouses designs.

Seasoned management team with experience in data center development and Bitcoin mining

We believe we are well-positioned to execute our strategy. Our board and management team have an extensive and established track record in financing, developing, building, operating, maintaining and managing large-scale greenfield renewable energy projects, data center development and associated grid connections across North America, Western Europe and Asia-Pacific.

Additionally, we have been mining Bitcoin since 2019 and have good relationships with leading Bitcoin mining hardware suppliers, including Bitmain, as well as utility companies such as BC Hydro and AEP Texas.

Established renewable energy and community strategy

We believe it is increasingly important that Bitcoin is, and can be, mined and utilized in a more environmentally and socially responsible manner.

We are focused on locating our operations in areas with low-cost and excess renewable energy. For example, our current operations in BC are connected to the BC Hydro network and have been 100% powered by renewable energy since commencement of operations (currently approximately 97% sourced from clean or renewable sources as reported by BC Hydro and approximately 3% sourced from the purchase of RECs). Furthermore, our Childress site is located in the renewables-heavy Panhandle region of Texas. We believe that this strategy can help mitigate to some extent exposure of our business to certain commodity price risk, such as fluctuations in the price of gas and coal.

By targeting regions with existing and excess renewable energy supply, we also aim to help address potential social and public policy risks. We believe it is important to support the local communities in which we operate. Our strategy is based upon entering markets that have a high penetration of renewables and where our operations can help provide benefits to the local energy markets and communities and establish a social license in the regions in which we operate.  See “—Energy market strategy” and “—Regional and community strategy” for more information.

Geographical diversification

We believe that it is prudent to own and operate facilities across several jurisdictions to help mitigate against risks such as regulatory risks, political risks, market risks, counterparty risks, climate change and weather-related events. Accordingly, our current operations and pipeline span across Canada, the U.S. and Asia-Pacific.

We believe that a portfolio of global projects reduces exposure to individual transmission networks, specific regional energy markets and single jurisdictions and help deliver a more durable and resilient business over the long-term.

Energy market strategy

Regulated markets

Our overall energy market strategy is to enter markets where we believe we can provide benefits to the local energy markets and communities. In the case of regulated energy markets (such as BC), we look for regions where the power market is in structural renewable energy oversupply, e.g. excess renewable energy capacity still being built and/or declining industrial and manufacturing demand.

Declining demand and increasing supply in a regulated market means that the regulatory pricing model may have to contemplate raising power prices in order to deliver the required return to the regulated utility provider. See an illustrative regulated pricing formula below:

Without new load entering these markets and providing an additional revenue line to the utility, there may be a risk that power prices paid by incumbent users rise. This then potentially creates a negative spiral where some power users are unable to pay their higher power bill and need to close down. This, in turn, may lead to even more pricing increases which then impacts on another group of power users who can no longer afford the higher power prices.

In this context, we believe that introducing our incremental load to regulated oversupplied renewable energy markets may offer a substantial benefit through bringing additional revenue to the market (helping to support lower power prices for broader energy market participants per the above).

Deregulated markets

We believe many Western deregulated energy markets have been affected by a variety of events over the past decade, including:

•	Declining demand for power:

•	manufacturing and industrial loads exiting certain markets; and

•	build out of residential rooftop solar photovoltaics (“PV”) lowering net retail demand (often driven by government policy).

•	Increasing supply of power:

•	substantial build out of intermittent renewables, often driven by government policy in the absence of a market-based price signal; and/or

•	renewable energy projects face frequent network congestion and curtailment.

We believe these market dynamics have created substantial volatility in power prices in some markets where those markets can swing quickly from oversupply to undersupply. In addition, without the system flexibility issue being solved (i.e. load supporting a network of intermittent generation), legacy fossil fuel generators may not be able to be retired in the near-term.

We target these volatile markets where, through introducing new, flexible load, our proprietary data centers are able to utilize low-cost power during periods of oversupply (e.g. excess intermittent renewable energy) and then reduce energy consumption during certain high price time periods when the market is in undersupply (e.g. solar/wind output is insufficient or during an extreme weather event).

Cost of electricity

The average variable cost of electricity for our operations at Canal Flats was approximately $0.04 per kWh, for the year ended June 30, 2022. In addition, we paid a standing monthly charge (based on peak electricity demand for each billing period) of approximately $6.80 per kVA, for the year ended June 30, 2022, assuming full load uptime. For the period from energization to June 30, 2022, we paid a higher interim unit cost of electricity at Mackenzie for the 9MW powered by a temporary 25 kV distribution feed (average variable cost of electricity of $0.05 per kWh and standing monthly charge of $8.62 per kVA). However, following completion of the first 50MW at Mackenzie, the cost of electricity for the Mackenzie site is in line with the transmission rate at Canal Flats.

Regional and community strategy

Our strategy is based upon entering markets that have a high penetration of renewables and where our operations can help provide benefits to the local energy markets and communities.

Establishing a social license in the regions in which we operate is a core focus. For example, we believe we may help stimulate economic activity and employment in regional communities which have been impacted by the decline in traditional industries, such as manufacturing and industrial operations, while helping to position these regions at the forefront of emerging technology-related growth sectors to help provide economic diversification.

We provide funding for local community recreational infrastructure and volunteer groups and also look to partner with schools and educational institutions to develop programs to train maintenance technicians, network specialists and other operations staff. Iris Energy is committed to working with and supporting the communities in which we operate. We also look to partner with and support local First Nations and Indigenous communities where we operate.

Recent initiatives include:

•
announced the Community Grants Program for Childress is open for application. The program will provide funding for local initiatives that benefit the Childress community in the areas of community participation, sustainability, safety, diversity, technology and learning;

•
announced the donation of C$5,000 to the Raven’s Nest Resort, located on Akisqnuk First Nation land just north of Fairmont Hot Springs, BC. The donation will provide a cash prize for the PDGA (Professional Disc Golf Association) tournament being held at the Raven’s Nest Disc Golf Course in August 2022;

•
announced the donation of C$5,000 to the Lheidli T’enneh Elder Society who hosted their first ever Moccasin Walk in June 2022. The purpose of the walk was to “promote health, fitness and community spirit”, with the funds donated to go towards door prizes and cash sponsorship of the event. The Lheidli T’enneh Elder Society was established to teach the Lheidli T’enneh First Nation, and community of Prince George, the richness of the Lheidli T’enneh culture;

•
participated in and sponsored the Mackenzie, BC ‘Spring Exposition’ trade fair in May 2022, with members of the Iris Energy team organizing a booth to discuss with the local community our ongoing development activities as well as the recently announced Community Grants Program (up to C$100,000 per year grant funding program announced in April 2022, which will provide funding for local initiatives that benefit the Mackenzie, BC community in the areas of community participation, sustainability, safety, technology and learning); and

•	contribution of C$500,000 to four indigenous Ktunaxa First Nations communities who are the traditional land owners of our first 30MW operating site in Canal Flats, BC.

Mining Pool Participation

As part of our mining operations, we contribute our hashrate to a global mining pool, subject to their terms of service. We currently use Antpool as our main mining pool service provider and we are subject to Antpool’s User Service Agreement. There is no prescribed term for services under the User Service Agreement and Antpool reserves the right to limit, change, suspend or terminate all or part of its services to us at any time. Similarly, we also have the right to terminate our use of Antpool’s services at any time. In simple terms, Antpool calculates and pays us our share of the statistically expected global Bitcoin reward, which is a function of: (a) our actual daily hashrate and (b) global network difficulty (fixed approximately every two weeks and ultimately represents the average global hashrate based on block time for the prior period). Antpool pays us Bitcoin daily in arrears for our mathematically calculated share of global block rewards (net of fees to Antpool) plus our share of global transaction fees. The Bitcoin are transferred to our exchange account on the same day and exchanged for fiat currencies such as USD or CAD on a daily basis.

Growth Opportunities

Develop existing sites

In addition to our operating sites in Canal Flats and Mackenzie BC, we are developing proprietary data center facilities and electrical infrastructure at our sites in Prince George, BC and Childress, Texas.

Our Mackenzie site has been operating since April 2022 and, as of August 31, 2022, has approximately 50MW of power capacity and operating capacity of approximately 1.5 EH/s. We are in the process of expanding the operating capacity at our Mackenzie site, and are targeting approximately 80MW of power capacity and operating capacity of approximately 2.5 EH/s upon completion of that site.

Our Prince George site is currently in the commissioning phase and we are targeting approximately 50MW of power capacity and operating capacity of approximately 1.4 EH/s upon completion of that site.

Upon the anticipated completion and energization of our Mackenzie and Prince George sites, we expect our three sites in BC to support approximately 160MW of aggregate power capacity and operating capacity of approximately 4.7 EH/s by the end of 2022.

We are also engaged in construction activities at our site in Childress, located in the renewables-heavy Panhandle region of Texas, U.S. On January 21, 2022, we announced a binding connection agreement between one of our wholly-owned subsidiaries and AEP Texas Inc. a subsidiary of American Electric Power (“AEP Texas”) for a new 600MW data center site at Childress. We are targeting an initial 40MW development at the Childress site, which in conjunction with capacity at our BC sites, is expected to increase our total operating capacity to 6.0 EH/s in 2023.

In addition to our first three sites in BC and our initial site in Texas, we have conditional and unconditional rights to a number of additional sites across Canada, the U.S. and Asia-Pacific, over which we are currently pursuing development activities and which have the potential to support up to an additional 1GW or more of aggregate power capacity capable of powering growth beyond our 795MW of announced power capacity.

Add new sites with favorable energy arrangements

We continue to explore additional sites to build our global platform, both within existing markets in Canada, the U.S. and Asia-Pacific and in new markets where we believe we can obtain favorable energy arrangements and provide benefits to the local energy markets and communities.

Own, develop and operate renewable generation

We believe there is potential opportunity in the future to build and operate our own renewable generation and energy storage assets to lower our overall cost of power, generate additional revenue streams and support energy markets. We believe we are well-positioned to pursue this opportunity given our management team’s substantial and proven track record in financing, developing, building and managing large-scale greenfield renewable energy projects and associated grid connections.

Leverage potential platform opportunities

While our core infrastructure will be deployed to mine Bitcoin, there may be future potential to diversify our revenues by alternate uses of our platform, including “green” hydrogen generation, storage and/or fueling infrastructure as well as high-performance computing services.

Consider pursuing strategic acquisitions

We may strategically assess acquisition opportunities where we believe such transactions can accelerate our strategic roadmap through horizontal or vertical integration, expanding capacity, or gaining intellectual property that may help strengthen our competitive advantage.

Competition

Competition in the Bitcoin Mining Business

Bitcoin mining operators can range from individual enthusiasts to professional mining operations with dedicated data centers, and miners may organize themselves in mining pools. We compete with other companies that focus all or a portion of their activities on Bitcoin mining activities. At present, information concerning the activities of many of these enterprises is not readily available as most of the participants in this sector do not publish information publicly or the information may be unreliable. Published sources of information relating to mining pools can be found on “Blockchain.com”; however, the reliability of that information and its continued availability cannot be assured.

Several public companies (traded in the U.S. and internationally) compete with us, including:

•	Argo Blockchain PLC.;

•	Bitfarms Technologies Ltd. (f/k/a Blockchain Mining Ltd.);

•	CleanSpark, Inc.;

•	Greenidge Generation Holdings Inc.;

•	Hive Blockchain Technologies Inc.;

•	Hut 8 Mining Corp.;

•	Marathon Digital Holdings, Inc.;

•	Riot Blockchain, Inc.; and

•	Stronghold Digital Mining, Inc.

The Bitcoin mining industry is a highly competitive and evolving industry and new competitors, or emerging technologies could enter the market and affect our competitiveness in the future.

Employees and Human Capital Resources

As of June 30, 2022, we employ 21 employees in Australia in a corporate head office capacity, and 79 employees in Canada and 2 employees in the United States focused on developing our infrastructure and general operations and corporate support. We also leverage external service providers to support our operations. None of our employees are represented by labor unions, and we believe we have an excellent relationship with our employees.

We believe that an engaged, diverse, and inclusive culture is essential for the success of our business, and we consider our employees to be the foundation for our growth and success. As such, our future success depends in large part on our ability to attract, train, retain and motivate qualified personnel. The growth and development of our workforce is an integral part of our success. We are also committed to developing and fostering a culture of diversity and inclusion and know that a company’s ultimate success is directly linked to its ability to identify and hire talented individuals from all backgrounds and perspectives.

For further detail see the section titled “Item 6. Directors, Senior Management and Employees.”

Legal Proceedings

From time to time, we may become involved in legal proceedings arising in the ordinary course of business. Although no assurances can be given about the final outcome of pending legal proceedings, at the present time we do not believe that we are currently a party to any legal proceedings the outcome of which, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, financial condition, and results of operations.

Government Regulation

U.S. Regulation

The laws and regulations applicable to digital assets are evolving and subject to interpretation and change. Governments around the world have reacted differently to digital assets; certain governments have deemed them illegal, and others have allowed their use and trade without restriction, while in some jurisdictions, such as in the U.S., digital assets are subject to overlapping, unclear and evolving regulatory requirements. As digital assets have grown in both popularity and market size, the U.S. Executive Branch, Congress and a number of U.S. federal and state agencies, including FinCEN, the CFTC, the SEC, the Financial Industry Regulatory Authority, the Consumer Financial Protection Bureau, the Department of Justice, the Department of Homeland Security, the Federal Bureau of Investigation, the IRS and state financial regulators, have been examining the operations of digital assets networks, digital assets users and digital assets exchange markets, with particular focus on the extent to which digital assets can be used to launder the proceeds of illegal activities or fund criminal or terrorist enterprises and the safety and soundness and consumer-protective safeguards of exchanges or other service-providers that hold, transfer, trade or exchange digital assets for users. Many of these state and federal agencies have issued consumer advisories regarding the risks posed by digital assets to investors. In addition, federal and state agencies, and other countries have issued rules or guidance about the treatment of digital asset transactions or requirements for businesses engaged in activities related to digital assets. Depending on the regulatory characterization of the digital assets we mine, the markets for those digital assets in general, and our activities in particular, our business and digital assets operations may be subject to one or more regulators in the United States and globally. Ongoing and future regulatory actions may alter, perhaps to a materially adverse extent, the nature of digital assets markets and our digital assets operations. Additionally, U.S. state and federal and foreign regulators and legislatures have taken action against digital assets businesses or enacted restrictive regimes in response to adverse publicity arising from hacks, consumer harm, or criminal activity stemming from digital assets activity. There is also increasing attention being paid by U.S. federal and state energy regulatory authorities as the total electricity consumption of cryptocurrency-mining grows and potentially alters the supply and dispatch functionality of the wholesale grid and retail distribution systems. Many state legislative bodies are also actively reviewing or discussing legislation to address the impact of cryptocurrency-mining in their respective states.

We are unable to predict the effect that any future regulatory change, or any overlapping or unclear regulations, may have on us, but such change, overlap or lack of clarity could be substantial and make it difficult for us to operate our business or materially impact the market for digital assets that we mine or may mine in the future.

For example, in May 2019, FinCEN issued guidance relating to how the Bank Secrecy Act (BSA) and its implementing regulations relating to money services businesses apply to certain businesses that transact in convertible virtual currencies. Under this guidance, an entity conducting “money transmission services” related to Bitcoin would constitute money transmission services for “virtual currency” or “convertible virtual currencies” and thus may be deemed a “money services business” that would be subject to the BSA and its implementing regulations. Although the guidance generally indicates that certain mining and mining pool operations will not be treated as money transmission services, the guidance also addresses when certain activities, including certain services offered in connection with operating mining pools such as hosting convertible virtual currency wallets on behalf of pool members or purchasers of computer mining power, may be subject to regulation. Although we believe that our mining activities do not presently trigger FinCEN registration requirements under the BSA, if our activities cause us to be deemed a “money transmitter,” “money services business” or equivalent designation, under federal law, we may be required to register at the federal level and comply with laws that may include the implementation of anti-money laundering programs, reporting and recordkeeping regimes and other operational requirements. In such an event, to the extent we decide to proceed with some or all of our operations, the required registration and regulatory compliance steps may result in extraordinary, non-recurring expenses to us, as well as on-going recurring compliance costs, possibly affecting an investment in the Ordinary shares, operating results or financial condition in a material and adverse manner. Failure to comply with these requirements may expose us to fines, penalties and/or interruptions in our operations that could have a material adverse effect on our financial position, results of operations and cash flows.

According to the CFTC, at least some digital assets, including Bitcoin, fall within the definition of a “commodity” under the CEA. Under the CEA, the CFTC has broad enforcement authority to police market manipulation and fraud in spot digital assets markets in which we may transact. Beyond instances of fraud or manipulation, the CFTC generally does not oversee cash or spot market exchanges or transactions involving digital asset commodities that do not utilize margin, leverage, or financing. The NFA is the self-regulatory agency for the U.S. futures industry, and as such has jurisdiction over Bitcoin futures contracts and certain other digital assets derivatives. However, the NFA does not have regulatory oversight authority for the cash or spot market for digital asset commodities trading or transactions. In addition, CFTC regulations and CFTC oversight and enforcement authority apply with respect to futures, swaps, other derivative products and certain retail leveraged commodity transactions involving digital asset commodities, including the markets on which these products trade.

The SEC and its staff have taken the position that certain digital assets fall within the definition of a “security” under the U.S. federal securities laws. Public statements made by senior officials and senior members of the staff at the SEC indicate that the SEC does not intend to take the position that Bitcoin is a security under the federal securities laws. However, such statements are not official policy statements by the SEC and reflect only the speakers’ views, which are not binding on the SEC or any other agency or court and cannot be generalized to any other digital assets. The SEC’s Strategic Hub for Innovation and Financial Technology published a framework for analyzing whether any given digital assets is a security in April 2019; however, this framework is also not a rule, regulation or statement of the SEC and is similarly not binding on the SEC. Notwithstanding that the SEC has not asserted regulatory authority over Bitcoin or trading or ownership of Bitcoin and has not expressed the view that Bitcoin should be classified or treated as a security for purposes of U.S. federal securities laws, the SEC has commented on Bitcoin and Bitcoin-related market developments and has taken action against investment schemes involving Bitcoin. For example, the SEC has charged at least three Bitcoin mining companies in connection with a Ponzi scheme to defraud investors in their mining operation. The SEC has also repeatedly denied proposed rule changes by exchanges to list and trade shares of certain Bitcoin-related investment vehicles on public markets, citing significant investor protection concerns regarding the markets for digital assets, including the potential for market manipulation and fraud. Although the SEC has not stated that mining Bitcoin is itself a regulated activity, to the extent any digital assets we mine are deemed to be securities, the offer, sale and trading of those digital assets would be subject to the U.S. federal securities laws.

In addition to the SEC, state securities regulators and several foreign governments have also issued warnings that certain digital assets may be classified as securities in their jurisdictions, and that transactions in such digital assets may be subject to applicable securities regulations. Furthermore, certain state securities regulators have taken the position that certain digital assets mining operations may involve the offer of securities. For example, the Texas State Securities Board has taken enforcement action against the operator of a cloud mining company, whereby customers could purchase hashrate managed by the cloud mining company in exchange for a share of the mining reward, for offering unregistered securities.

State financial regulators such as the New York State Department of Financial Services (“NYDFS”) have also implemented licensure regimes, or repurposed pre-existing fiat money transmission licensure regimes, for the supervision, examination and regulation of companies that engage in certain digital assets activities. The NYDFS requires that businesses apply for and receive a license, known as the “BitLicense,” to participate in a “virtual currency business activity” in New York or with New York customers, and prohibits any person or entity involved in such activity from conducting activities without a license. Also, in June 2022, the New York State legislature passed a two-year moratorium on new or renewed permits for certain electricity-generating facilities that use fossil fuel and provide energy for proof-of-work cryptocurrency mining operations. Louisiana also has enacted a licensure regime for companies engaging in a “virtual currency business activity,” and other states are considering proposed laws to establish licensure regimes for certain digital assets businesses as well. Some state legislatures have amended their money transmitter statutes to require businesses engaging in certain digital assets activities to seek licensure as a money transmitter, and some state financial regulators have issued guidance applying existing money transmitter licensure requirements to certain digital assets businesses. Some state money transmitter statutes define money (or the applicable defined term under the relevant money transmitter statute) as including legal tender in the U.S. or abroad, which would include Bitcoin. The Conference of State Bank Supervisors also has proposed a model statute for state level digital assets regulation. Although we believe that our mining activities do not presently trigger these state licensing requirements in any state in which we operate or plan to operate, if our activities cause us to be deemed a “money transmitter,” “money services business” or equivalent designation under the law of any state in which we operate or plan to operate, we may be required to seek a license or register at the state level and comply with laws that may include the implementation of anti-money laundering programs, reporting and recordkeeping regimes, consumer protective safeguards and other operational requirements. In such an event, to the extent we decide to proceed with some or all of our operations, the required registrations, licensure and regulatory compliance steps may result in extraordinary, non-recurring expenses to us, as well as on-going recurring compliance costs, possibly affecting an investment in our Ordinary shares or our net income in a material and adverse manner. Failure to comply with these requirements may expose us to fines, penalties and/or interruptions in our operations that could have a material adverse effect on our financial position, results of operations and cash flows.

In March 2022, President Biden issued an Executive Order on Ensuring Responsible Development of Digital Assets. The Executive Order asserted that technological advances and the rapid growth of the digital asset markets “necessitate an evaluation and alignment of the United States Government approach to digital assets,” which signals an ongoing focus on digital asset policy and regulation in the United States.

Regulation Outside the U.S.

In Europe, at an EU level and in a number of EU member states (as well as the UK), other than in respect of anti-money laundering (as discussed below), digital assets taking the form of assets designed for the exchange of value (such as Bitcoin) generally remain outside of the financial services regulatory perimeter. Nonetheless, the regulatory treatment of any particular digital assets is highly fact specific. At present, digital assets mining activities are not subject to any regulatory authorization requirements with any UK financial services regulator.

Multiple regulators have highlighted the need for more stringent regulatory scrutiny for all types of digital assets and have taken legislative action directed at certain digital assets. In general, where regulatory action has been taken in Europe, it has typically been in response to concerns arising in relation to anti-money laundering (AML) and consumer protection.

Under the EU’s Fifth Money Laundering Directive (MLD5), custodian wallet providers and providers engaged in exchange services between digital assets (referred to as virtual currencies) and fiat currencies are subject to registration with the relevant supervisory authority in their jurisdiction and must comply with day-to-day AML and counter-terrorism financing measures, including client due diligence obligations. Certain EU member states have implemented further measures in addition to the requirements of MLD5, including, (i) an order introduced by several French ministries in December 2020, which aims to ban anonymous cryptocurrency accounts and regulate cryptocurrency-related transactions in light of concerns for terrorism financing and money laundering; and (ii) strengthened anti-money laundering protections introduced by the Dutch regulator in November 2020, which were perceived to be targeting privacy coins as the protections impose client information and verification requirements. The MLD5 has been retained as UK law (subject to certain amendments) following the UK’s withdrawal from the EU and its requirements apply to in-scope firms that conduct business in the UK. However, taking account of relevant guidance as to the scope of the UK’s AML regime published by the UK Joint Money Laundering Steering Group, we do not believe that we fall within scope of the UK’s anti-money laundering regime as either a custodian wallet provider or a virtual currency exchange provider, which is referred to in the relevant U.K. legislation as a “cryptoasset exchange provider”.

From a consumer protection perspective, in January 2021 the UK’s Financial Conduct Authority imposed a ban on the sale of cryptocurrency-derivatives and exchange traded notes that reference certain digital assets to retail investors in light of concerns for consumer harm, criminal activity and value fluctuations, following a number of warnings to consumers about the risks of investing in digital assets. In March 2021, the European Supervisory Authorities reissued earlier warnings reminding consumers of the need to be alert to the “high risks” of digital assets, “including the possibility of losing all their money.”

Cryptocurrencies remain a key focus for European regulators and future measures could be introduced that have an impact on firms engaging in digital assets related businesses. In September 2020, the European Commission published a proposal to introduce a “Markets in Crypto Assets Regulation” (MiCA Regulation) that would, if enacted, bring substantially all digital assets within the EU regulatory perimeter and impose authorization and conduct of business requirements on firms providing digital assets services. The EU Council and the European Parliament announced in July 2022 that they had reached provisional political agreement on the proposed MiCA Regulation. The next step is for the Council and the Parliament to each approve the political agreement, before formally adopting the MiCA Regulation. At present, the proposals do not extend to digital assets mining activities, however, companies will be required to disclose to investors energy consumption and carbon emission data associated with mining activities.

Currently the Canadian government is proposing to modify its value added tax legislation specifically in relation to Canadian entities that are involved in Bitcoin-related activities and their associated suppliers.  These legislative changes would, if implemented, eliminate the recovery of value added tax in Canada on inputs to our business.  Any such, unrecoverable value added tax would act to increase the cost of all inputs to our business in Canada including electricity, capital equipment, services and intellectual property acquired by our subsidiaries that operate in Canada. We are subject to audits related to certain Canadian tax rules from time to time. See Note 19 to our audited financial statements for the year ended June 30, 2022.

FATF, an independent inter-governmental standard-setting body of which the U.S. is a member, develops and promotes policies to protect the global financial system against money laundering, terrorist financing and the financing of proliferation of weapons of mass destruction. FATF generally refers to a digital asset as a form of “virtual currency,” a digital representation of value that does not have legal tender status.

Environmental, Health and Safety Matters

Our operations and properties are subject to extensive laws and regulations governing health and safety, the discharge of pollutants into the environment or otherwise relating to health, safety and environmental protection requirements in countries and localities in which we operate. These laws and regulations may impose numerous obligations that are applicable to us, including acquisition of a permit or other approval before conducting construction or regulated activities; restrictions on the types, quantities and concentration of materials that can be released into the environment; limitation or prohibition of construction and operating activities in environmentally sensitive areas, such as wetlands or areas with endangered plants or species; imposition of specific health and safety standards addressing worker protection; and imposition of significant liabilities for pollution, including investigation, remedial and clean-up costs. Failure to comply with these requirements may expose us to fines, penalties and/or interruptions in our operations, among other sanctions, that could have a material adverse effect on our financial position, results of operations and cash flows. Certain environmental laws may impose strict, joint and several liability for costs required to clean up and restore sites where hazardous substances have been disposed or otherwise released into the environment, including at current or former properties owned or operated by us, even under circumstances where the hazardous substances were released by prior owners or operators or the activities conducted and from which a release emanated complied with applicable law. Moreover, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by noise or the release of hazardous substances into the environment. In addition, concerns have been raised about the amount of electricity required to secure and maintain digital asset networks. Further, in addition to the direct power costs of performing these calculations, there are indirect costs that impact a digital asset network’s total power consumption, including the costs of cooling the machines that perform these calculations and ancillary energy consumption. Due to these concerns around power consumption, particularly as such concerns related to public utilities companies, various jurisdictions (including certain cities) have implemented, or are considering implementing, moratoriums on the provision of electricity to digital asset mining operations or on digital asset mining, in general, in their jurisdictions. Environmental, health and safety laws and regulations are subject to change. The trend in environmental regulation has been to place more restrictions and limitations on activities that may be perceived to impact the environment or climate change, and thus there can be no assurance as to the amount or timing of future expenditures for environmental regulation compliance or remediation. New or revised laws and regulations that result in increased compliance costs or additional operating restrictions, or the incurrence of environmental liabilities, could have a material adverse effect on our financial position, results of operations and cash flows.

C.	Organizational Structure

Iris Energy Limited is the parent company of the Group. The Group consists of Iris Energy Limited and each of the subsidiaries of Iris Energy Limited. See Exhibit 8.1 “List of subsidiaries of the Registrant” of this annual report for a list of our significant subsidiaries.

D.	Property, Plants and Equipment

Intellectual Property

Our ability to conduct our business in a profitable manner relies in part on our proprietary methods and designs, which we protect as trade secrets. We rely upon trade secret laws, physical and technological security measures and contractual commitments to protect our trade secrets, including entering into non-disclosure agreements with employees, consultants and third parties with access to our trade secrets. However, such measures may not provide adequate protection and the value of our trade secrets could be lost through misappropriation or breach of our confidentiality agreements. Furthermore, third parties may claim that we are infringing upon their intellectual property rights, which may prevent or inhibit our operations and cause us to suffer significant litigation expense even if these claims have no merit. See “Item 3.D. Key Information—Risk Factors—Risks Related to Intellectual Property.”

Properties

In BC we hold freehold interests in a 10-acre site in Canal Flats and an 11-acre site in Mackenzie. We also hold a 12-acre leasehold site in Prince George (30 year lease including 2 x 10 year extensions, plus an option to purchase within the first 10 years). The BC sites include land, data center facilities, electrical substation and ancillary infrastructure. In Childress County, Texas, U.S., we hold freehold interests in approximately 500 acres of land across two properties. We also hold a separate freehold interest in a 40-acre property in Texas. The following table reflects our current properties as of August 31, 2022, that are either operational or under construction, along with their expected respective power and operating capacities once operational:

Site	Capacity (MW)	Miners (EH/s)	Status
Canal Flats (BC, Canada)	30	0.8	Operating
Mackenzie (BC, Canada)	50	1.5	Operating
	30	1.0	Under construction
Prince George (BC, Canada)	50	1.4	Commissioning
Childress (Texas, USA)	40	1.3	Under construction
Total	200	6.0

While we continue to target expansion of total operating capacity above 6.0 EH/s, such plans are expected to be delayed and we will continue to review such plans in light of evolving market conditions. See “—Capital Expenditures and Divestitures” for further discussion of expansion delays.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read together with our consolidated financial statements and the related notes thereto included elsewhere in this annual report. The following discussion is based on our financial information prepared in accordance with the International Financial Reporting Standards, or IFRS, as issued by the IASB, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including U.S. GAAP, as well as “Presentation of Financial and Other Information” and “Item 4. Information on the Company—B. Business Overview.” Some of the information contained in this discussion and analysis or set forth elsewhere in this annual report, including information with respect to our plans and strategy for our business, includes forward-looking statements that reflect plans, estimates and beliefs and involve numerous risks and uncertainties, including but not limited to those described in “Item 3. Key Information—Risk Factors” and “Special Note Regarding Forward-Looking Statements.” Therefore, actual results may differ materially from those contained in any forward-looking statements.

We elected to change our presentation currency from Australian dollars to U.S. dollars effective from July 1, 2021. The change in presentation currency is a voluntary change which is accounted for retrospectively. Accordingly, amounts presented in Australian dollars for periods ending on or prior to June 30, 2021 have been restated to U.S. dollars as described in “Note 2. Significant Accounting Policies” in our consolidated financial statements included in this annual report on Form 20-F.

Our fiscal year ends on June 30. Accordingly, references herein to “fiscal year 2022,” “fiscal year 2021” and “fiscal year 2020” relate to the years ended June 30, 2022, June 30, 2021 and June 30, 2020, respectively.

A.	Operating Results

Overview

We are a leading owner and operator of institutional-grade, highly efficient proprietary Bitcoin mining data centers powered by 100% renewable energy.

We have been mining Bitcoin since 2019. We liquidate all the Bitcoin we have mined daily and therefore do not have any Bitcoin held on our balance sheet as of June 30, 2022. Our cash and cash equivalents were $110.0 million as of June 30, 2022. Our total revenue was $59.0 million for the year ended June 30, 2022, compared to total revenue of $7.9 million for the year ended June 30, 2021. We generated a loss after income tax expense of $419.8 million and $60.4 million for the years ended June 30, 2022 and 2021, respectively. We generated EBITDA of $16.1 million and $3.3 million for the years ended June 30, 2022 and 2021, respectively. We generated Adjusted EBITDA of $26.2 million and $1.4 million for the years ended June 30, 2022 and 2021, respectively.  EBITDA and Adjusted EBITDA are financial measure not defined by IFRS. For a definition of EBITDA and Adjusted EBITDA, an explanation of our management’s use of this measure and a reconciliation of EBITDA and Adjusted EBITDA to loss after income tax expense, see “Special Note Regarding Non-IFRS Measures.”

We target development of Bitcoin mining facilities in regions where there are low-cost, abundant and attractive renewable energy sources.

In January 2020, we acquired our first site in Canal Flats, located in British Columbia, Canada (“BC”), from PodTech Innovation Inc. and certain of its related parties. This site is our first operational site and has been operating since 2019, and, as of August 31, 2022, has approximately 30MW of power capacity and operating capacity of approximately 0.8 EH/s.

In addition, we have constructed and continue to construct additional data centers at our other BC sites in Mackenzie and Prince George.

Our Mackenzie site has been operating since April 2022 and, as of August 31, 2022, has approximately 50MW of power capacity and operating capacity of approximately 1.5 EH/s. We are in the process of expanding the operating capacity at our Mackenzie site, and are targeting approximately 80MW of power capacity and operating capacity of approximately 2.5 EH/s upon completion of that site.

Our Prince George site is currently in the commissioning phase and we are targeting approximately 50MW of power capacity and operating capacity of approximately 1.4 EH/s upon completion of that site.

Upon the anticipated completion and energization of our Mackenzie and Prince George sites, we expect our three sites in BC to support approximately 160MW of aggregate power capacity and operating capacity of approximately 4.7 EH/s by the end of 2022.

Each of our Canal Flats and Mackenzie sites are connected to the British Columbia Hydro and Power Authority (“BC Hydro”) electricity transmission network (69 kV grid-connection) and have been 100% powered by renewable energy since commencement of operations (currently approximately 97% sourced from clean or renewable sources as reported by BC Hydro and approximately 3% sourced from the purchase of RECs).

We are also engaged in construction activities at our site in Childress, located in the renewables-heavy Panhandle region of Texas, U.S. On January 21, 2022, we announced a binding connection agreement between one of our wholly-owned subsidiaries and AEP Texas for a new 600MW data center site at Childress. We are targeting an initial 40MW development at the Childress site, which in conjunction with capacity at our BC sites, is expected to power the additional 1.7 EH/s of Bitmain S19j Pro miners.

See “—Capital Expenditures and Divestitures.”

Our mining operations generate revenue by earning Bitcoin through a combination of block rewards and transaction fees from the operation of our specialized computers called Application-specific Integrated Circuits (“ASICs”) and exchanging these Bitcoin for fiat currencies such as USD or CAD on a daily basis.

We have entered into three binding hardware purchase agreements with Bitmain to acquire new generation Bitcoin miners, Antminer S19j and Antminer S19j Pro. Remaining commitments to Bitmain under the first two contracts have been paid and the last remaining batch of hardware under these contracts is expected to be shipped in October 2022.

The third contract with Bitmain is a $400 million hardware purchase agreement for approximately 10 EH/s of miners (excluding any discount arrangements under the agreement, which may include potential additional miners), originally scheduled to be shipped in batches between October 2022 and September 2023.

Mining hardware commitments as at June 30, 2022 relating to the third hardware purchase contract totalled $316 million (including estimated shipping and non-refundable sales tax).

As of June 30, 2022, we have made approximately $128 million of prepayments pursuant to the third hardware purchase contract.

While we have agreed with Bitmain on revised terms for an initial delivery of 1.7 EH/s of contracted miners under the third hardware purchase contract and have made all payments with respect to that delivery, we have not made all recent scheduled payments nor do we currently expect to make upcoming scheduled payments in respect of future deliveries. The timing and volume of any additional future deliveries under the third hardware purchase contract (including utilization of the remaining $82 million of prepayments and payment of the remaining $295 million of commitments, including estimated shipping and non-refundable sales tax) is subject to ongoing discussions with Bitmain. We can make no assurances as to the outcome of these discussions, including the impact on timing of any further deliveries or payments made under this contract, or whether any future deliveries will be made at all, the impact on our expansion plans and ability to acquire additional miners, or whether those discussions will adversely impact our relationship with Bitmain.

See “Item 3.D. Risk Factors—Risks Related to Our Bitcoin Mining Business—Our principal outstanding hardware purchase contract is under discussion with Bitmain. We have ceased making further payments under that contract, and there can be no assurance as to the outcome of those discussions or our ability to acquire the remainder of our contracted miners under that contract.”

COVID-19 Business Update

We are continuing to closely monitor how the ongoing COVID-19 pandemic and related response measures may affect our business. To date we have not seen any material impact on our long-term strategic plans, operations or liquidity due to the COVID-19 pandemic. Our management and employees are able to operate remotely if required, and all of our mining facilities are operating as normal. We have not furloughed any of our employees and have not participated in any of the other COVID-19 related government assistance schemes that have been implemented globally, although we did receive COVID-19 related wage subsidies in Australia and Provincial Sales Tax rebates in BC, Canada. We have not sought or obtained any other funding as a result of the COVID-19 pandemic, and our manufacturing partners and component suppliers mostly have been able to continue to operate to date in compliance with applicable regulations. Future results may be impacted by the COVID-19 pandemic as, and to the extent, it continues to impact the macroeconomic environment. However, it is not possible to predict the full duration and impact of the COVID-19 pandemic.

Factors Affecting Our Performance

Market Value of Bitcoin

We derive our revenues from Bitcoin mining. We earn rewards from Bitcoin mining that are paid in Bitcoin. We currently liquidate rewards that we earn from mining Bitcoin in exchange for fiat currencies such as USD or CAD on a daily basis. Because the rewards we earn from mining Bitcoin are paid in Bitcoin, our operating and financial results are tied to fluctuations in the value of Bitcoin. In addition, positive or negative changes in the global hashrate impact mining difficulty  and therefore the rewards we earn from mining Bitcoins may as a result materially affect our revenue and margins.

In a declining Bitcoin price environment, the Bitcoin mining protocol may provide a natural downside protection for low-cost Bitcoin miners through an adjustment to the number of Bitcoin mined. For example, when the Bitcoin price falls, the ability for higher cost miners to pay their operating costs may be impacted, which in turn may lead over time to higher cost miners switching off their operations (for example, if their marginal cost of power makes it unprofitable to continue mining, they may exit the network). As a result, the global hashrate would fall, and remaining low-cost miners may benefit from an increased percentage share of the fixed Bitcoin network rewards.

Conversely, in a rising Bitcoin price environment, additional mining machines may be deployed by miners, leading to increased global hashrate in the overall network. In periods of rising Bitcoin prices we may increase our capital expenditures in mining machines and related infrastructure to take advantage of potentially faster return on investments, subject to availability of capital and market conditions.

While the supply of Bitcoin is capped at 21 million, the price of Bitcoin fluctuates not just because of traditional notions of supply and demand but also because of the dynamic nature of the market for Bitcoin. Having been created in just a little over a decade as of the date of this annual report, the market for Bitcoin is rapidly changing and subject to global regulatory, tax, political, environmental, cybersecurity, and market factors beyond our control. For a discussion of other factors that could lead to material adverse changes in the market value of Bitcoin, which could in turn result in substantial damage to or even the failure of our business, see “Item 3. Key Information—Risk Factors—Risks Related to our Bitcoin Mining Business”.

Further, the rewards for each Bitcoin mined is subject to “halving” adjustments at predetermined intervals. At the outset, the reward for mining each block was set at 50 Bitcoins and this was cut in half to 25 Bitcoins on November 28, 2012 at block 210,000, cut in half again to 12.5 Bitcoins on July 9, 2016 at block 420,000, and cut in half yet again to 6.25 Bitcoins on May 11, 2020 at block 630,000. The next three halving events for Bitcoin are expected to take place in 2024 at block 840,000 (when the reward will reduce to 3.125 Bitcoins), in 2028 at block 1,050,000 (when the reward will reduce to 1.5625 Bitcoins), and in 2032 at block 1,260,000 (when the reward will reduce to 0.78125 Bitcoins). As the rewards for each Bitcoin mined reduce, the Bitcoin we earn relative to our operating capacity decrease. As a result these adjustments have had, and will continue to have, material effects on our operating and financial results.

Efficiency of Mining Machines

As global mining capacity increases, we will need to correspondingly increase our total operating capacity relative to the overall network—all else being equal—to maintain the same amount of Bitcoin mining revenue.

While we remain focused on expanding our total operating capacity as and when prudent having regard to market conditions and other factors, we are presently also committed to mining more sustainably and efficiently with an eye towards return on investments. Our Bitcoin mining operations primarily utilize new generation miners including Antminer S19j and Antminer S19j Pro produced by Bitmain, which we believe are among the most efficient mining machines available.

In certain periods, there may be disruption in global supply chain leading to shortage of advanced mining machines that meet our standard of quality. To maintain our competitive edge over the long term, we strive to maintain strong relationships with suppliers and vendors across the supply chain to ensure that our fleet of miners is competitive.

Ability to Secure Low-Cost Renewable Power

Bitcoin mining consumes extensive energy for both the mining and cooling aspects of the operation. In particular, we believe the increasing difficulty of the network, driven by more miners and higher hashrates and the periodic halving adjustments of Bitcoin reward rates, will drive the increasing importance of power efficiency in Bitcoin mining over the long term.

The price we pay for electricity depends on numerous factors including sources of generation, regulatory environment, electricity market structure, commodity prices, instantaneous supply/demand balances, counterparty and procurement method. These factors may be subject to change over time and result in increased power costs. In regulated markets, such as in BC, suppliers of renewable power rely on regulators to approve raises in rates, resulting in fluctuations subject to requests for rate increases and there approval thereof; in deregulated markets, such as in Texas, prices of renewable power will fluctuate with the wholesale market (including price fluctuations in commodity prices such as the price of fossil fuels).

Competitive Environment

We compete with a variety of miners globally, including individual hobbyists, mining pools and public and private companies. We believe that, even as Bitcoin price decreases, the market will continue to draw new miners and increase the scale and sophistication of competition in the Bitcoin mining industry. Increasing competition generally results in increase to the global hashrate, which in turn would generally lead to a reduction in the percentage share of the fixed Bitcoin network rewards that Bitcoin miners, including Iris Energy, would earn.

Key Indicators of Performance and Financial Condition

Key operating and financial metrics that we use, in addition to our IFRS consolidated financial statements, to assess the performance of our business are set forth below for the year ended June 30, 2022, 2021 and 2020, include:

EBITDA

EBITDA excludes interest income, income tax expense, depreciation and amortization, other finance expenses, and non-cash fair value gains and losses on hybrid financial instruments, which are important components of our IFRS profit/(loss) after income tax expense. As a capital-intensive business, EBITDA excludes in the impact of the cost of depreciation of mining equipment and other fixed assets, which allows us to measure the liquidity of our business on a current basis and we believe provides a useful tool for comparison to our competitors in a similar industry. The fair value gains and losses on hybrid financial instruments are significant non-cash accounting entries and are extracted to enable management to review and compare the underlying results of operations period on period. We believe EBITDA is a useful metric for assessing operating performance before the impact of non-cash and other items. Our presentation of EBITDA should not be construed as an inference that our future results will be unaffected by these items.

We believe EBITDA and EBITDA Margin have limitations as analytical tools. These measures should not be considered as alternatives to profit/(loss) after income tax expense, as applicable, determined in accordance with IFRS. They are supplemental measures of our operating performance only, and as a result you should not consider these measures in isolation from, or as a substitute analysis for, our profit/(loss) after income tax as determined in accordance with IFRS, which we consider to be the most comparable IFRS financial measure. For example, we expect depreciation of our fixed assets will be a large recurring expense over the course of the useful life of our assets. EBITDA and EBITDA Margin do not have any standardized meaning prescribed by IFRS and therefore are not necessarily comparable to similarly titled measures used by other companies, limiting their usefulness as a comparative tool.

The following table shows a reconciliation of EBITDA to loss after income tax expense:

	Year Ended June 30,
	2022	2021 restated	2020 restated
	($ thousands)
Loss after income tax expense	$(419,770)	$(60,390)	$(2,142)
Add/(deduct) the following:
Non-cash fair value (gain)/loss and interest expense on hybrid financial instruments	418,726	60,656	-
Other finance expense	6,715	519	102
Interest income	(79)	(6)	(3)
Depreciation and amortization	7,741	1,252	757
Income tax expense	2,724	1,239	-
EBITDA	$16,057	$3,270	$(1,286)

Bitcoin Mining Revenue	$59,037	$7,898	$2,174

Loss after income tax expense margin(1)	(711%)	(765%)	(99%)

EBITDA margin(2)	27%	41%	(59%)

(1)	Loss after income tax expense margin is calculated as Loss after income tax expense divided by Bitcoin Mining Revenue.

(2)	EBITDA margin is calculated as EBITDA divided by Bitcoin Mining Revenue.

Adjusted EBITDA

Adjusted EBITDA is EBITDA as further adjusted to exclude share-based payments expense, foreign exchange gains/losses, other income, and certain other expenses relating to capital raising activities. We believe Adjusted EBITDA is a useful metric because it allows us to monitor the profitability of our business on a current basis and removes expenses which do not impact our ongoing profitability and which can vary significantly in comparison to other companies. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by these items.

We believe Adjusted EBITDA and Adjusted EBITDA Margin have limitations as analytical tools. These measures should not be considered as alternatives to profit/(loss) after income tax expense, as applicable, determined in accordance with IFRS. They are supplemental measures of our operating performance only, and as a result you should not consider these measures in isolation from, or as a substitute analysis for, our profit/(loss) after income tax as determined in accordance with IFRS, which we consider to be the most comparable IFRS financial measure. For example, we expect depreciation of our fixed assets will be a large recurring expense over the course of the useful life of our assets, and that share-based compensation is an important part of compensating certain employees, officers and directors. Adjusted EBITDA and Adjusted EBITDA Margin do not have any standardized meaning prescribed by IFRS and therefore are not necessarily comparable to similarly titled measures used by other companies, limiting their usefulness as a comparative tool.

The following table shows a reconciliation of Adjusted EBITDA to loss after income tax expense:

	Year Ended June 30,
	2022	2021 restated	2020 restated
	($ thousands)
Loss after income tax expense	$(419,770)	$(60,390)	$(2,142)
Add/(deduct) the following:
Non-cash fair value (gain)/loss and interest expense on hybrid financial instruments	418,726	60,656	-
Other finance expense	6,715	519	102
Interest income	(79)	(6)	(3)
Depreciation and amortization	7,741	1,252	757
Income tax expense	2,724	1,239	-
EBITDA	$16,057	$3,270	$(1,286)

Bitcoin Mining Revenue	$59,037	$7,898	$2,174

Loss after income tax expense margin(1)	(711%)	(765%)	(99%)

EBITDA margin(2)	27%	41%	(59%)
Add/(deduct) the following:
EBITDA
Non-cash share based payment expense – founders	11,442	141	-
Non-cash share-based payment expense – other	2,454	664	179
Foreign exchange gain/loss	(8,009)	(2,542)	367
Other income(3)	(12)	(590)	(16)
Other expense items(4)	4,297	443	-

Adjusted EBITDA	$26,229	$1,386	$(756)
Adjusted EBITDA margin(5)	44%	18%	(35%)

(1)	Loss after income tax expense margin is calculated as Loss after income tax expense divided by Bitcoin Mining Revenue.

(2)	EBITDA margin is calculated as EBITDA divided by Bitcoin Mining Revenue.

(3)
Other income reflects net gains of property, plant and equipment in the year ended June 30, 2022 and COVID-19 related wage subsidies received, insurance recoveries from a fire to an adjacent building at our Canal Flats site BC in 2020 in the year ended June 30, 2021 and proceeds from the issuance of options to our executive directors in the year ended June 30, 2020.

(4)	Other expense items include expenses incurred relating to the IPO and the exploration of multiple financing options that did not proceed due to current market conditions and available financing terms.

(5)	Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by Bitcoin Mining Revenue.

Components of our Results of Operations

Revenue

Bitcoin mining revenue

Our revenues primarily consist of Bitcoin that we mine and liquidate daily. We have entered into arrangements with mining pools, whereby computing power is directed to the mining pools in exchange for non-cash consideration in the form of Bitcoin. The provision of computing power is the only performance obligation in the contract with the mining pool operators. In certain mining pools, which we participated in during the years ended June 30, 2022, 2021 and 2020, we are not directly exposed to the pool’s success in mining blocks. We are rewarded in Bitcoin for the hashrate we contribute to these mining pools. The reward for the hashrate contributed is based on the current network difficulty and global daily revenues from transaction fees, less pool fees. In certain mining pools, which we have participated in during the year ended June 30, 2020, the amount of reward for computing power depends on the pool’s success in mining blocks. In this type of pool, the total Bitcoin mined by the pool is distributed daily to the pool participant’s, net of mining pool fees.

The revenue recognition policy applied is consistent irrespective of which type of mining pool is used. Bitcoin mining revenue comprises of the block reward and transaction fees bundled together in a gross daily deposit of Bitcoin into our exchange wallet. Bitcoin received from the mining pool operator are remitted to the pool participants’ wallets net of the fees of the mining pool operator. The mining pool operator fees are reflected in the quantity of Bitcoin received by us and recorded as a reduction in Bitcoin mining revenue.

Other income

Other income includes net gains on disposal of property, plant and equipment, COVID-19 related wage subsidies received, insurance recoveries from a fire to an adjacent building at our Canal Flats site in BC in 2020 and proceeds from the issuance of options to our executive directors.

Expenses

Our expenses are characterized by the nature of the expense, with the main expense categories set out below.

Depreciation and amortization

We capitalize the cost of our buildings, plant and equipment and mining hardware. Depreciation expense is recorded on a straight-line basis to nil over the estimated useful life of the underlying assets. Our buildings are currently depreciated over 20 years, mining hardware is depreciated over 4 years and plant and equipment is depreciated over 3-7 years depending on the expected life of the underlying asset.

Electricity charges

Electricity charges primarily consists of the cost of electricity provided by BC Hydro to power our data center sites in BC. The price of electricity in BC is subject to a regulated tariff that may be adjusted from time to time, resulting in increases or decreases in the cost of electricity we purchase.

Employee benefits expense

Employee benefits expense represents salary and other employee costs, including superannuation and other similar payments and associated employee taxes.

Share-based payments expense

Share-based payments expense represents the amortization of share-based compensation arrangements that have been granted to directors, executive offers and management. These arrangements include both loan-funded share arrangements granted to management and options granted to directors, executive officers and management.

Impairment of assets

Impairment of assets represents impairment expense recorded on older-generation mining hardware. Impairment expense also resulted from damage to a site building resulting from a fire at an adjacent building at our Canal Flats site in BC which occurred in 2020. Insurance proceeds were recovered in relation to this damage.

Loss on disposal of assets

Loss on disposal of assets represents a loss recorded on disposal of older-generation mining hardware.

Professional fees

Professional fees represent legal fees, audit fees, broker fees and fees paid to tax, regulatory and other advisers.

Other expenses

Other expenses represent office rent, insurance, travel, repairs and maintenance and general business expenses required to operate the business.

Finance expense

Finance expense consists primarily of interest expense on mining hardware financing arrangements, interest expense on hybrid financial instruments, fair value loss on embedded derivatives and amortization of capitalized borrowing costs. The interest expense recorded on hybrid financial instruments relates to the two convertible notes issued in 2021. The fair value loss on embedded derivatives relates to embedded derivatives recognized on issuance of our SAFE and two tranches of convertible note instruments during the year ended June 30, 2021, and one tranche of convertible note instruments during the year ended June 30, 2022. Each of the SAFE and Convertible notes and embedded derivatives converted to Ordinary shares at the same time as the existing convertible instruments on November 16, 2021 ahead of the Company’s initial public offering.

Interest income

Interest income includes interest generated on short-term loan to a third party and deposits with regulated financial institutions.

Foreign exchange gain/(loss)

Foreign exchange gain/(loss) includes realized and unrealized foreign exchange movements on monetary assets and liabilities denominated in foreign currencies.

Income tax expense

We are liable to pay tax in a number of jurisdictions, including Australia, Canada and the United States. We expect to incur a tax liability in Australia for the taxable income generated for the year ended June 30, 2022, in excess of available prior year tax losses. We expect to incur tax liabilities in Canada and the United States in the future, once our mining sites are fully operational, and, to the extent that we do not have sufficient prior year tax losses to offset future taxable income in these jurisdictions.

Results of Operations

The following table summarizes our results of operation, disclosed in the consolidated statement of profit or loss and other comprehensive income/(loss) for the years ended June 30, 2022, 2021 and 2020.

	Year Ended June 30,
	2022	2021 restated	2020 restated
	($ thousands)
Revenue
Bitcoin mining revenue	$59,037	$7,898	$2,174
Other income	12	590	16
Expenses
Depreciation and amortization	(7,741)	(1,252)	(757)
Electricity charges	(10,978)	(2,654)	(1,306)
Employee benefits expense	(7,448)	(2,221)	(920)
Share-based payments expense	(13,896)	(805)	(179)
Impairment of assets	(167)	(432)	-
Loss on disposal of assets	-	(202)	-
Professional fees	(6,807)	(980)	(521)
Other expenses	(11,705)	(466)	(183)
Profit/(loss) before interest, foreign exchange gain/(loss) and income tax	307	(524)	(1,676)
Finance expense	(425,441)	(61,175)	(102)
Interest income	79	6	3
Foreign exchange gain/(loss)	8,009	2,542	(367)
Loss before income tax expense	(417,046)	(59,151)	(2,142)
Income tax expense	(2,724)	(1,239)	-
Loss after income tax expense for the year	(419,770)	(60,390)	(2,142)
Other comprehensive income/(loss)
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation	(23,553)	1,313	546
Other comprehensive income/(loss) for the year, net of tax	(23,553)	1,313	546
Total comprehensive loss for the year	$(443,323)	$(59,077)	$(1,596)

Comparison of the years ended June 30, 2022 and 2021

Revenue

Bitcoin mining revenue

Our Bitcoin mining revenue for the years ended June 30, 2022 and 2021, were $59.0 million and $7.9 million, respectively. This revenue was generated from the mining and sale of 1,399 and 268 Bitcoins during the years ended June 30, 2022 and 2021, respectively. Of the $51.1 million increase in revenue, $33.2 million was attributable to the increase in the number of Bitcoin mined during the year ended June 30, 2022 and $17.9 million was attributable to the increase in the average Bitcoin price during the year ended June 30, 2022 as compared to the year ended June 30, 2021.

Other income

Our other income for the years ended June 30, 2022 and 2021 were $12 thousand and $590 thousand, respectively. Other income generated during the year ended June 30, 2022 comprised of the net gain on disposal of property, plant and equipment. In the year ended June 30, 2021 other income was made up of non-recurring insurance proceeds, COVID-19 related wage subsidies received and proceeds from the issuance of options to Executive directors. The decrease of $578 thousand can be attributed to the non-recurring nature of income received in the year ended June 30, 2021.

Expenses

Depreciation and amortization

Depreciation and amortization consist primarily of the depreciation of Bitcoin mining hardware and data center equipment. Depreciation and amortization expenses for the years ended June 30, 2022 and 2021 were $7.7 million and $1.3 million, respectively. This increase was primarily due to the increase in the number of mining hardware assets that commenced operation during the year ended June 30, 2022.

Electricity charges

The electricity charges for the years ended June 30, 2022 and 2021 were $11.0 million and $2.7 million, respectively. This increase was primarily due to increase in the operations in BC, which increased to 218,440 megawatt-hours (“MWh”) for the year ended June 30, 2022, up from 53,585 MWh for the year ended June 30, 2021.

The average variable cost of electricity for our operations at Canal Flats was approximately $0.04 per kWh, for the year ended June 30, 2022. In addition, we paid a standing monthly charge (based on peak electricity demand for each billing period) of approximately $6.80 per kVA, for the year ended June 30, 2022, assuming full load uptime. For the period from energization to June 30, 2022, we paid a higher interim unit cost of electricity at Mackenzie for the 9 MW powered by a temporary 25 kV distribution feed (average variable cost of electricity of $0.05 per kWh and standing monthly charge of $8.62 per kVA). However, following completion of the first 50 MW at Mackenzie, the cost of electricity for the Mackenzie site is in line with the transmission rate at Canal Flats.

Employee benefits expenses

Employee benefits expenses consist primarily of wages and salaries to employees and contractors, and associated taxes. Employee benefits expenses for the years ended June 30, 2022 and 2021 were $7.4 million and $2.2 million, respectively. The increase was primarily due to the rise in the employee and contractor headcount, which was related to the expansion of business operations and our initial public offering.

Share-based payments expense

Share-based payments expense for the years ended June 30, 2022 and 2021 were $13.9 million and $0.8 million, respectively. The increase was primarily due to expenses recorded with respect to Founder options during the year ended June 30, 2022.  These grants include Founder price target options (“Executive Director Liquidity and Price Target Options”) that vested in connection with the IPO and have been fully expensed and Founder long-term options (“Long-term Target Options”) which were granted in September 2021 in connection with the IPO and are being amortized over the life of the options. The total share based payments expense recognized for the year ended June 30, 2022 on Founder options was $11.4 million (the majority of which relate to long-term options with vesting thresholds tied to the Iris Energy share price, with an exercise price of $75 per option).

Share-based payments expense also includes expense recorded in relation to incentives issued under our employee share plan, employee option plan (the “Employee Option Plan”), and non-executive director option plan (the “NED Option Plan”). See “Item 6. Item 6. Directors, Senior Management and Employees—B. Compensation.”

Impairment of assets

Impairment of assets for the years ended June 30, 2022 and 2021 were $0.2 million and $0.4 million, respectively. In the year ended June 30, 2022, we recorded an impairment of $0.2 million on right- of-use assets held in relation to prepaid hosting fees as we focused on executing our strategy to build, own and operate data centers. In the year ended June 30, 2021 the expense related to impairment of older-generation mining hardware assets and damage to a site building resulting from a fire at an adjacent building at our Canal Flats site which occurred in 2020.

Loss on disposal of assets

Loss on disposal of assets for the year ended June 30, 2021 was $0.2 million. This loss related to the disposal of older generation less efficient mining hardware to arm’s length parties. For the year ended June 30, 2022 the company made a gain on disposal of older generation less efficient mining hardware which is included in other income.

Professional fees

Professional fees primarily consist of fees payable to lawyers, accountants and tax advisers. Professional fees for the years ended June 30, 2022 and 2021 were $6.8 million and $1.0 million, respectively. The increase was primarily related to advice sought from professionals due to the expansion of business operations and our initial public offering. Included in the fees for the year ended June 30, 2022 are other expense items of $4.0 million including items relating to the IPO and the exploration of multiple financing options that did not proceed due to current market conditions and available financing terms.

Other expenses

Other expenses for the years ended June 30, 2022 and 2021 were $11.7 million and $0.5 million, respectively. Other expenses include expenses related to office rent, insurance, marketing, travel, site expenses (which includes repairs and maintenance), donations, general business expenses required to operate the business and a provision for GST on services exported to the Australian parent by the Canadian subsidiaries (see Note 19 to our audited financial statements for the year ended June 30, 2022 included in this Annual Report on Form 20-F). The increase primarily related to the expansion of the business operations and ongoing costs as a publicly listed company and includes an increase of $5.0 million in insurance costs, $2.5 million GST provision, $1.6 million in site expenses, $0.5 million in donations and $0.5 million in filing fees. During the year ended June 30, 2022, we made a donation of $0.4 million to four indigenous Ktunaxa First Nations communities who are the traditional land owners of our first flagship site at Canal Flats in BC.

Finance expense

Finance expense for the years ended June 30, 2022 and 2021 were $425.4 million and $61.2 million, respectively. The increase was primarily related to the increased loss on embedded derivatives held at fair value of $346.1 million, increased interest expense on hybrid financial instruments of $12.6 million as well as a $5.0 million increase from additional hardware financing. During the fiscal year ended June 30, 2021, we issued SAFE notes and two tranches of convertible notes. During the fiscal year ended June 30, 2022, the Group issued one tranche of convertible notes. Embedded derivatives were identified and recognized at fair value upon initial recognition of each of these instruments. These embedded derivatives were held at fair value through profit or loss. On November 16, 2021, immediately prior to IPO, the Group converted all outstanding convertible notes and SAFE instruments to equity in line with the associated terms attached to each instrument.

Interest income

Interest income for the years ended June 30, 2022 and 2021 were $79 thousand and $6 thousand, respectively. The increase was primarily relating to interest receivable on a short-term loan to a third party.

Foreign exchange gains/(loss)

Foreign exchange gains/(loss) for the years ended June 30, 2022 and 2021 was a gain of $8.0 million and a gain of $2.5 million, respectively. The increase was primarily relating to foreign exchange movements in the translation of assets and liabilities held in currencies other than the functional currency of the company holding the asset or liability. We use the U.S. dollar as our presentation currency; however, the companies in the Group use the Australian dollar, Canadian dollar, or the U.S. dollar as their functional currencies.

Foreign currency transactions are translated into each entity’s functional currency using the exchange rates prevailing at the dates of the transactions. Accordingly, foreign exchange gains and losses resulting from the settlement of such transactions and the translation at financial period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss.

Income tax expense

Income tax expense for the years ended June 30, 2022 and 2021 was an expense of $2.7 million and $1.2 million, respectively. The increase was primarily relating to the increase in our taxable income less utilization of previously unrecognized tax losses.

Loss after income tax expense for the period

The loss after income tax expense for the years ended June 30, 2022 and 2021 was $419.8 million and $60.4 million, respectively. The increased loss is primarily attributable to the increased loss on embedded derivatives held at fair value of $346.1 million and $12.6 million increase in interest expense on hybrid financial instruments as described above.

Comparison of the year ended June 30, 2021 and 2020

Revenue

Bitcoin mining revenue

Our Bitcoin mining revenue for the year ended June 30, 2021 and 2020, were $7.9 million and $2.2 million, respectively. This revenue was generated from the mining and sale of 268 and 264 Bitcoins during the year ended June 30, 2021 and June 30, 2020, respectively. Of the $5.7 million increase in revenue, $5.7 million was attributable to the increase in Bitcoin prices during the year ended June 30, 2021. The remaining increase of $36 thousand can be attributed to the 4.39 additional Bitcoin mined and sold during the year ended June 30, 2021 (applying average revenue per Bitcoin mined during the year ended June 30, 2020).

Other income

Our other income for the year ended June 30, 2021 and June 30, 2020 were $0.6 million and $16 thousand, respectively. The increase in other income was attributable to insurance proceeds of $0.4 million relating to a building fire at an adjacent property at our Canal Flats site in BC, Australian government grants of $0.2 million relating to COVID-19 and proceeds from the issuance of options to executive directors of $7 thousand.

Expenses

Depreciation and amortization

Depreciation and amortization consist primarily of the depreciation of Bitcoin mining hardware and data center equipment. Depreciation and amortization expenses for the year ended June 30, 2021 and June 30, 2020 were $1.3 million and $0.8 million, respectively. This increase was primarily due to the installation of bitcoin mining hardware in BC.

Electricity charges

The electricity charges for the year ended June 30, 2021 and June 30, 2020 were $2.7 million and $1.3 million, respectively. This increase was primarily due to increase in the operations in BC, which increased to 53,585 MWh for the year ended June 30, 2021, from 25,774 MWh for the year ended June 30, 2020.

Employee benefits expenses

Employee benefits expenses consist primarily of wages and salaries to employees and contractors, and associated taxes. Employee benefits expenses for the year ended June 30, 2021 and June 30, 2020 were $2.2 million and $0.9 million, respectively. The increase was primarily due to the rise in the employee and contractor headcount, which was related to the expansion of business operations.

Share-based payments expense

Share-based payments expense for the year ended June 30, 2021 and June 30, 2020 were $0.8 million and $0.2 million, respectively. The increase was primarily due to the newly established Executive Director Liquidity and Price Target Options issued to Daniel Roberts and William Roberts in January 2021.

Impairment of assets

Impairment of assets for the year ended June 30, 2021 and June 30, 2020 were $0.4 million and nil, respectively. This impairment was due to a partial write-down of older less efficient bitcoin mining hardware.

Loss on disposal of assets

Loss on disposal of assets for the year ended June 30, 2021 and June 30, 2020 were $0.2 million and nil, respectively. This loss related to the disposal of older generation less efficient mining hardware to arm’s length parties during the year ended June 30, 2021.

Professional fees

Professional fees primarily consist of fees payable to lawyers, accountants and tax advisers. Professional fees for the year ended June 30, 2021 and June 30, 2020 were $1.0 million and $0.5 million, respectively. The increase was primarily related to advice sought from professionals due to the expansion of business operations.

Other expenses

Other expenses for the year ended June 30, 2021 and June 30, 2020 were $0.5 million and $0.2 million, respectively. The increase primarily related to office rent, insurance, travel, repairs and maintenance and general business expenses required to operate the business. The increase was due to the expansion of business operations.

Finance expense

Finance expense for the year ended June 30, 2021 and June 30, 2020 were $61.2 million and $0.1 million, respectively. The increase was primarily relating to the fair value loss largely from the appreciation of the implied Iris Energy Ordinary share price on the embedded derivatives relating to various hybrid financial instruments, including the SAFE instruments issued on October 28, 2020 and the convertible notes issued on January 5, 2021 and April 1, 2021, respectively.

Interest income

Interest income for the year ended June 30, 2021 and June 30, 2020 were $6 thousand and $3 thousand, respectively. The increase was primarily relating to interest income relating to cash at bank.

Foreign exchange gains/(loss)

Foreign exchange gains/(loss) for the year ended June 30, 2021 and June 30, 2020 was a gain of $2.5 million and a loss of $0.4 million, respectively. Prior to July 1, 2021 we used the Australian dollar as our functional currency; however, our subsidiaries use the Canadian dollar, Australian dollar, or the U.S. dollar.

Income tax expense

Income tax expense for the year ended June 30, 2021 and June 30, 2020 was an expense of $1.2 million and nil, respectively. This income tax expense primarily relates to the Iris Energy’s Australian operations and the recognition of deferred tax balances.

Loss after income tax expense for the year

The loss after income tax expense for the year ended June 30, 2021 and June 30, 2020 was $60.4 million and $2.1 million, respectively. The increased loss is mostly attributable to the fair value loss on the embedded derivatives relating to various financial instruments, including the SAFE instruments issued on October 28, 2020 and the convertible notes issued on January 5, 2021 and April 1, 2021, respectively.

B.	Liquidity and Capital Resources

Prior to our initial public offering, we primarily relied on private financings to fund our operations, meet ongoing working capital needs, and execute on our business plan’s initial stages. For example, in fiscal year 2021, we made the following financings: (i) on October 28, 2020, we issued SAFE instruments at a conversion price of $2.57 (A$3.50) per Ordinary share; (ii) on January 5, 2021, we issued convertible notes at a conversion price of $2.57 (A$3.50) per Ordinary share; (iii) on April 1, 2021 we issued convertible notes at a conversion price of $8.63 (A$11.75) per Ordinary share; and iv) on October 8, 2021 we issued convertible notes at a conversion price of  $21.00 per Ordinary share. These SAFE instruments and convertible notes were converted into 1,192,934 Ordinary shares, 8,067,517 Ordinary shares, 10,130,879 Ordinary shares and 5,443,778 Ordinary shares, respectively, upon consummation of the initial public offering on November 16, 2021.

On November 19, 2021, we consummated our initial public offering in which we issued 8,269,231 Ordinary shares for net proceeds of $215,330,775. Part of the additional capital raised through the convertible notes issued on October 8, 2021 and the sale of our Ordinary shares in our initial public offering, has gone towards funding part of our mining hardware commitments. We expect to seek to raise capital through alternative sources, such as public or private raising of equity, equity-linked or debt securities or traditional or non-traditional credit type facilities.

On June 21, 2022, we announced that, given current market conditions, and after exploring multiple financing options presented to us in recent months, we had determined that we expect to defer major additional capital expenditure for work beyond our initial 4.3 EH/s of operating capacity until the current market uncertainty subsides and financing terms improve.

On August 1, 2022, we announced that we had reached agreement with Bitmain to ship an additional 1.7 EH/s of miners, which is expected to increase our operating capacity to 6.0 EH/s. We used $46 million of prepayments made under the third hardware purchase contract with Bitmain, along with $5.9 million of cash on hand, as payment for the additional 1.7 EH/s of miners. We have approximately $82 million of prepayments and $295 million of commitments remaining under that contract (payable in installments through to October 2023 and including estimated shipping and non-refundable sales tax) in respect of contracted miners above the 6.0 EH/s. The timing and volume of any additional future deliveries (i.e. beyond the additional 1.7 EH/s referred to above) under that contract are subject to ongoing discussions with Bitmain. We do not currently expect to make upcoming payments in respect of any such additional future deliveries under that contract and we can make no assurances as to the outcome of these discussions, including the impact on timing of any further deliveries or payments made under this contract, or whether any future deliveries will be made at all, the impact on our expansion plans and ability to acquire additional miners, or whether those discussions will adversely impact our relationship with Bitmain.

We will continue to monitor funding markets closely, and if conditions become favorable, we expect to explore raising additional debt, equity or equity-linked capital to fund further capital expenditures. There can be no guarantee that such uncertainty will subside and terms will improve timely, or at all. We may also incur additional debt and take other actions that could diminish our ability to make payments on our indebtedness when due. Any of the foregoing could impair our growth and adversely affect our existing operations and our ability to meet our capital commitments and we could, among other remedies that may be available, be forced into bankruptcy, insolvency or liquidation.

Hardware Purchase Contracts

We have entered into three binding hardware purchase agreements with Bitmain to acquire new generation Bitcoin miners, Antminer S19j and Antminer S19j Pro. Remaining commitments to Bitmain under the first two contracts have been paid and the last remaining batch of hardware under these contracts is expected to be shipped in October 2022.

The third contract with Bitmain is a $400 million hardware purchase agreement for approximately 10 EH/s of miners (excluding any discount arrangements under the agreement, which may include potential additional miners), originally scheduled to be shipped in batches between October 2022 and September 2023.

Mining hardware commitments as at June 30, 2022 relating to the third hardware purchase contract totalled $316 million (including estimated shipping and non-refundable sales tax).

As of June 30, 2022, we have made approximately $128 million of prepayments pursuant to the third hardware purchase contract.

On August 1, 2022, we announced that we had reached agreement with Bitmain to ship an additional 1.7 EH/s of miners, which is expected to increase our operating capacity to 6.0 EH/s. We used $46 million of prepayments made under the third contract with Bitmain, along with $5.9 million of cash on hand, as payment for the additional 1.7 EH/s of miners. We have approximately $82 million of prepayments and $295 million of commitments remaining under that contract (payable in installments through to October 2023 and including estimated shipping and non-refundable sales tax) in respect of contracted miners above the 6.0 EH/s. The timing and volume of any additional future deliveries (i.e. beyond the additional 1.7 EH/s referred to above) under that contract are subject to ongoing discussions with Bitmain. We do not currently expect to make upcoming payments in respect of any such additional future deliveries under that contract and we can make no assurances as to the outcome of these discussions, including the impact on timing of any further deliveries or payments made under this contract, or whether any future deliveries will be made at all, the impact on our expansion plans and ability to acquire additional miners, or whether those discussions will adversely impact our relationship with Bitmain.

Going Concern

The Group has determined there is material uncertainty that may cast significant doubt on the Group’s ability to continue as a going concern but has concluded it is appropriate to prepare the consolidated financial statements on a going concern basis which contemplates continuity of normal business activities, the realization of assets and settlement of liabilities in the ordinary course of business. The operating cashflows generated by the Group are inherently linked to several key uncertainties and risks including, but not limited to, volatility associated with the economics of Bitcoin mining and the ability of the Group to execute its business plan.

The strategy to mitigate these risks and uncertainties is to execute a business plan aimed at continued security, operational efficiency, revenue growth, improving overall mining profit, managing operating expenses and working capital requirements, maintaining capital expenditure optionality, and securing additional financing, as needed, through one or more debt and/or equity capital raisings.

The Group aims to maintain a degree of flexibility in both operating and capital expenditure cashflow management where it practicably makes sense, including ongoing internal cashflow monitoring and projection analysis performed to identify potential liquidity risks arising and to be able to respond accordingly.

As a result, the Group has concluded there is material uncertainty related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern and, therefore, that it may be unable to realize its assets and discharge its liabilities in the normal course of business. However, the Group considers that it will be successful in the above matters and will have adequate cash reserves to enable it to meet its obligations for at least one year from the date of approval of the consolidated financial statements, and, accordingly, has prepared the consolidated financial statements on a going concern basis.

Off-Balance Sheet Arrangements

During the years ended June 30, 2022, 2021 and 2020, we did not have any material off-balance sheet arrangements.

Agreements for Miner Equipment Financing

We are party to equipment finance and security agreements, denominated in US dollars, pursuant to which an equipment financier has agreed to finance part of the purchase of various miners that have been delivered to us or will be delivered to us. As of June 30, 2022, the aggregate amount drawn under the loan facilities was $109.4 million.

NYDIG Agreement

On March 24, 2022, a wholly-owned subsidiary of Iris Energy Limited entered into a $71.2 million limited recourse equipment finance and security agreement with NYDIG ABL LLC (the “NYDIG Agreement”). The facility established pursuant to this agreement (the “NYDIG Facility”) has a contractual term of 25 months and is secured by 19,800 Bitmain S19j Pro miners (1.98 EH/s), as well as the digital assets mined therewith, with an applicable interest rate of 11% per annum. The NYDIG Facility is repaid through blended monthly payments of principal and interest with the final payment due April 2024. As of June 30, 2022, the facility was fully utilized with $71.2 million of borrowings outstanding.

The NYDIG Agreement contains customary affirmative and negative covenants applicable to the subsidiary borrower, but not to Iris Energy Limited. These include restrictions on our ability to incur liens on the equipment securing the NYDIG Facility, consummate mergers, dispose of all or substantially all of our assets, consummate a change of control, make certain payments with respect to our equity interests or make certain investments. The NYDIG Agreement also contains customary events of default.

Other Mining Hardware Financing Agreements

On December 15, 2020 and May 25, 2021, certain wholly-owned subsidiaries of Iris Energy Limited entered into master equipment finance and security agreements with a certain financier, pursuant to which such financier agreed to provide financing (the “Other Financing Agreements”).

Outstanding borrowings are secured by the financed mining units purchased with the loans. The loans carry an annual interest rate of 12% and are to repaid through monthly payments of interest and principal through September 2023. As of June 30, 2022, we had $38.2 million of loans outstanding under the facilities.

The Other Financing Agreements include customary affirmative and negative covenants applicable to the subsidiary borrowers, but not to Iris Energy Limited. These include restrictions on our ability to incur liens on the equipment securing the loans thereunder, consummate mergers, dispose of all or substantially all of our assets or consummate a change of control. The Other Financing Agreements also contain customary events of default.

In connection with the loans, we issued approximately $2.6 million aggregate principal amount of convertible notes to a related entity of the financier, which converted to 187,438 Ordinary shares on November 16, 2021 in connection with our initial public offering.

Historical Cash Flows

The following table sets forth a summary of our historical cash flows for the years ended June 30, 2022, 2021 and 2020 presented.

	Year Ended June 30,
	2022	2021 restated	2020 restated
	($ thousands)
Net cash from/(used) in operating activities	21,557	1,761	(987)
Net cash used in investing activities	(318,115)	(81,363)	(4,223)
Net cash from financing activities	372,038	118,025	6,725
Net cash and cash equivalents increase/(decrease)	75,480	38,423	1,515
Cash and cash equivalents at the beginning of the period	38,990	1,956	83
Effects of exchange rate changes on cash and cash equivalents	(4,500)	(1,389)	358
Net cash and cash equivalents at the end of the period	$109,970	$38,990	$1,956

Operating activities

Net cash from/(used in) operating activities was a net cash inflow of $21.6 million for the year ended June 30, 2022, compared to a net cash inflow of $1.8 million for the year ended June 30, 2021. For the year ended June 30, 2022, there was an increase in the net cash operating inflows due to the expansion of the Bitcoin mining operations.

Net cash from/(used in) operating activities was a net cash inflow of $1.8 million for the year ended June 30, 2021, compared to a net cash outflow of $1.0 million for the year ended June 30, 2020. For the year ended June 30, 2021, there was an increase in the net cash operating inflows due to the expansion of the Bitcoin mining operations.

Investing activities

Net cash used in investing activities was a cash outflow of $318.1 million for the year ended June 30, 2022, compared to a cash outflow of $81.4 million for the year ended June 30, 2021. For the year ended June 30, 2022, the net cash used in investing activities primarily consisted of prepayments of mining hardware that had yet to be delivered, payments for infrastructure and mining hardware in operation and a security deposit in relation to an electricity connection agreement at our site in Childress, Texas.

Net cash used in investing activities was a cash outflow of $81.4 million for the year ended June 30, 2021, compared to a cash outflow of $4.2 million for the year ended June 30, 2020. For the year ended June 30, 2022, the net cash used in investing activities primarily consisted of prepayments of mining hardware that had yet to be delivered.

Financing activities

Net cash from financing activities was a net cash inflow of $372.0 million for the year ended June 30, 2022, compared to a cash inflow of $118 million for the year ended June 30, 2021. For the year ended June 30, 2022, the net cash flows from financing activities primarily consisted of proceeds from our IPO, proceeds from the hybrid financial instruments, consisting of the convertible notes issued in October 2021 and proceeds from mining hardware finance less repayments made.

Net cash from financing activities was a net cash inflow of $118 million for the year ended June 30, 2021, compared to a cash inflow of $6.7 million for the year ended June 30, 2020. For the year ended June 30, 2021, the net cash flows from financing activities primarily consisted of the proceeds from the hybrid financial instruments, consisting of SAFE instruments issued in October 2020 and the convertible notes issued in January 2021 and April 2021, respectively and proceeds from mining hardware financings less repayments made.

Contractual Obligations

The following table summarizes our contractual obligations as of June 30, 2022, and the years which these obligations are due:

	1 year or less	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total
	($ thousands)
Non-interest bearing
Trade and other payables	18,813	$-	$-	$-	18,813

Interest bearing - fixed rate
Mining hardware finance	61,988	47,421	-	-	109,409
Lease liability	207	222	443	2,435	3,307
Total	$81,008	$47,643	$443	$2,435	$131,529

Hardware Purchase Contract Commitments

We have entered into three binding hardware purchase agreements with Bitmain to acquire new generation Bitcoin miners, Antminer S19j and Antminer S19j Pro. Remaining commitments to Bitmain under the first two contracts have been paid and the last remaining batch of hardware under these contracts is expected to be shipped in October 2022.

The third contract with Bitmain is a $400 million hardware purchase agreement for approximately 10 EH/s of miners (excluding any discount arrangements under the agreement, which may include potential additional miners), originally scheduled to be shipped in batches between October 2022 and September 2023.

Mining hardware commitments as at June 30, 2022 relating to the third hardware purchase contract totalled $316 million (including estimated shipping and non-refundable sales tax).

As of June 30, 2022, we have made approximately $128 million of prepayments pursuant to the third hardware purchase contract.

On August 1, 2022, we announced that we had reached agreement with Bitmain to ship an additional 1.7 EH/s of miners, which is expected to increase our operating capacity to 6.0 EH/s. We used $46 million of prepayments made under the third contract with Bitmain, along with $5.9 million of cash on hand, as payment for the additional 1.7 EH/s of miners. We have approximately $82 million of prepayments and $295 million of commitments remaining under that contact (payable in installments through to October 2023 and including estimated shipping and non-refundable sales tax) in respect of contracted miners above the 6.0 EH/s. The timing and volume of any additional future deliveries (i.e. beyond the additional 1.7 EH/s referred to above) under that contract are subject to ongoing discussions with Bitmain. We do not currently expect to make upcoming payments in respect of any such additional future deliveries under that contract and we can make no assurances as to the outcome of these discussions, including the impact on timing of any further deliveries or payments made under this contract, or whether any future deliveries will be made at all, the impact on our expansion plans and ability to acquire additional miners, or whether those discussions will adversely impact our relationship with Bitmain.

See “Item 3.D. Key Information—Risk Factors —Risks Related to Our Bitcoin Mining Business—Our principal outstanding hardware purchase contract is under discussion with Bitmain.  We have ceased making further payments under that contract, and there can be no assurance as to the outcome of those discussions or our ability to acquire the remainder of our contracted miners under that contract.”

JOBS Act Election

We are an emerging growth company, as defined in the JOBS Act. We intend to rely on certain of the exemptions and reduced reporting requirements provided by the JOBS Act. As an emerging growth company, we are not required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, and (ii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis).

C.	Research and Development, Patents and Licenses, etc.

We are building proprietary data centers that we continue to refine through research and development efforts, which are principally focused on optimizing the operational environment and efficiencies, including stable uptime performance during high and low temperature periods. Design, research and development have not been significant components of our business, however such activities may become more significant in the future.

D.	Trend Information

Please refer to our disclosure set forth under “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company,” and elsewhere in this “Item 5. Operating and Financial Review and Prospects” for information regarding the material risks, business developments, strategies, and operations that are most likely to affect our business and results of operations through 2023.

E.	Critical Accounting Estimates

Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by using the Black-Scholes-Merton option-pricing model and Monte-Carlo simulations which take into account the terms and conditions upon which the instruments were granted. Management has exercised its best judgements in determining the key inputs for the valuation models used which includes volatility, grant-date share price, expected term and the risk-free rate. See Note 31 to our audited financial statements for the year ended June 30, 2022 for the key assumptions.

Estimation of useful lives of assets

We determine the estimated useful lives and related depreciation and amortization charges for its property, plant and equipment and finite life intangible assets. In relation to mining hardware, a useful life of 4 years has been determined.

The useful lives could change significantly as a result of technical innovations or some other event. The depreciation and amortization charge will increase where the useful lives are less than previously estimated lives, or technically obsolete or non-strategic assets that have been abandoned or sold will be written off or written down.

Income tax

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. These uncertainties may require management to adjust expectations based on changes in circumstances, which may impact the amount of deferred tax assets and deferred tax liabilities recognized in the consolidated statement of financial position and the amount of other tax losses and temporary differences not yet recognized. In such circumstances, some or all of the carrying amounts of recognized deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to profit or loss or other comprehensive income/(loss).

Impairment of non-financial assets other than goodwill

The Company assesses impairment of non-financial assets other than goodwill at each reporting date by evaluating conditions specific to the Group and to the particular asset that may lead to impairment. If an impairment trigger exists, the recoverable amount of the asset is determined. This involves assessing the value of the asset at fair value less cost of disposal or using value-in-use models which incorporate a number of key estimates and assumptions.  No triggers existed at the reporting date which suggested any additional impairment of assets was necessary.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table provides information regarding our executive officers and board of directors as of June 30, 2022.

Name	Age	Position
Executive Officers
Daniel Roberts	38	Co-Chief Executive Officer and Director
William Roberts	32	Co-Chief Executive Officer and Director
Lindsay Ward	58	President
David Shaw	55	Chief Operating Officer
Belinda Nucifora	49	Chief Financial Officer

Non-Executive Directors
David Bartholomew	61	Chair
Christopher Guzowski	37	Director
Michael Alfred	41	Director

Executive Officers

Daniel Roberts is a co-founder, Co-Chief Executive Officer and director of Iris Energy. Prior to Iris Energy, Mr. Roberts worked at Palisade Investment Partners, an infrastructure funds management business based in Sydney. Mr. Roberts worked at Macquarie Group and PricewaterhouseCoopers in London and Sydney, respectively. Mr. Roberts has over 15 years’ experience in the finance, infrastructure and renewables industries. Mr. Roberts has previously served as a board member of various entities involved in airports, ports, gas pipelines, bulk liquid storage businesses, waste treatment facilities and wind and solar farms, including Granville Harbour Wind Farm, Ross River Solar Farm, Northern Territory Airports, Sunshine Coast Airport, ANZ Terminals Pty Ltd and Tasmanian Gas Pipeline. Mr. Roberts holds a Bachelor of Business from University of Technology Sydney and a Master of Finance (Dean’s List) from INSEAD Business School. Mr. Roberts is the brother of William Roberts, who also serves as a Co-Chief Executive Officer of Iris Energy.

William Roberts is a co-founder, Co-Chief Executive Officer and director of Iris Energy. Prior to Iris Energy, Mr. Roberts worked across accounting & banking, resources, commodities and real assets at Macquarie Group, Westpac and Brookfield Multiplex. Mr. Roberts has over 11 years’ experience in finance, real assets and commodities markets, including debt financing and principal investment across resources mining projects, as well as managing foreign exchange and commodity price risks. At Macquarie Group, he co-founded the newly established Digital Assets team. Mr. Roberts holds a Bachelor of Business (Distinction) from the University of Technology Sydney. Mr. Roberts is the brother of Daniel Roberts, who also serves as a Co-Chief Executive Officer of Iris Energy.

Lindsay Ward has been the President of Iris Energy since October 2021. Mr. Ward has over 35 years’ operational experience in front-line senior business leadership positions as Chief Executive Officer, Managing Director and General Manager in the infrastructure, industrial, energy and resources industries. He also has extensive public and private non-executive director experience and has a strong track record in delivering the highest standards of safety, ESG, operational, cultural, engineering and financial performance in a broad range of industries including renewables, power generation, rail haulage, gas transmission, ports, waste management, logistics, mining, exploration and mineral processing. Mr. Ward currently serves on the board of Whitehaven Coal, and he previously served on the boards of Metro Mining from 2011 to 2019, and Dart Mining, where he served as Chief Executive Officer from 2011 to 2014. Mr. Ward holds a Bachelor of Applied Science (First Class Honours and Institute Medal) from the University of Technology Sydney, a Graduate Diploma of Business Management from Edith Cowan University and is a Fellow of the Australian Institute of Company Directors.

Belinda Nucifora has been the Chief Financial Officer of Iris Energy since May 2022.  Ms. Nucifora is a Chartered Accountant and experienced Chief Financial Officer with more than 25 years’ experience in the financial services and alternative asset management industries. She has previously held chief financial officer and senior finance roles in both listed and private companies, including Merrill Lynch, Alinta Energy, Challenger, Travelex, Slater & Gordon and Laser Clinics Australia. She has deep experience in financial and strategic business leadership, including leadership of successful growth companies both organically and through M&A activity. Ms. Nucifora holds a Bachelor of Commerce degree and a Bachelor of Economics degree from the University of Queensland, Brisbane, Australia, and is a Graduate of the Australian Institute of Company Directors.

David Shaw has been the Chief Operating Officer of Iris Energy since October 2021. Mr. Shaw is a strategic and operational executive with more than 30 years’ experience working across the energy, utilities and resources sectors in the Asia Pacific and North America. Mr. Shaw has extensive background delivering a portfolio of projects over varied geographies and cultures, and providing safe, reliable operations to process facilities, manufacturing and water treatment plants. He was previously Senior Vice President Operations Asia Pacific East of global engineering firm Wood, delivering multi-million dollar critical services to complex and diverse industries. Mr. Shaw has a degree in Engineering from the University of Melbourne.

Non-Executive Directors

David Bartholomew has served as Iris Energy’s Chair since September 2021. Mr. Bartholomew currently serves as a non-executive director on the boards of Atlas Arteria, a global owner and operator of toll roads, Endeavour Energy (a NSW electricity distributor) and Keolis Downer (provides public transport operation and maintenance services in Australia). Mr. Bartholomew is also External Independent Chair of the Executive Price Review Steering Committee of AusNet Services. Mr. Bartholomew’s executive background includes the role of Chief Executive Officer of DUET Group, where he oversaw the ASX listed company’s transition to a fully internalized management and governance structure and in which he was appointed to the boards of DUET’s portfolio companies including United Energy Distribution (Victorian electricity distribution), Multinet Gas (Victorian gas distribution), the Dampier to Bunbury Natural Gas Pipeline, Energy Developments Limited (remote and waste-to-energy electricity generation) and Duquesne Light (Pittsburgh, USA electricity distribution). He has also held executive roles at Hastings Funds Management, Lend Lease, The Boston Consulting Group and BHP Minerals. Mr. Bartholomew has also served on the boards of Vector Limited, Power and Water Corporation (NT), Dussur (Saudi Arabia), The Helmsman Project, Interlink Roads (Sydney’s M5 Motorway), Statewide Roads (Sydney’s M4 Motorway), Epic Energy (gas transmission), Sydney Light Rail, Port of Geelong, various forestry companies and Nextgen Networks (communications cable network), representing investors managed by Hastings Funds Management. Mr. Bartholomew holds a Bachelor of Economics (Honours) degree from Adelaide University and an MBA from The Australian Graduate School of Management.

Christopher Guzowski has served on Iris Energy’s board of directors since December 2019. Mr. Guzowski has over 15 years’ international experience in renewable energy project development across Europe & Australia. Mr. Guzowski founded Baltic Wind, developing large scale wind farm projects in Europe from greenfield to operations. He also founded Mithra Energy, developing 10+ solar PV projects in Poland since 2012. Mr. Guzowski was the Project Development Director and commercial development partner of Photon Energy, with a major solar PV pipeline under development in Australia. Mr. Guzowski was the Founding Director of ADCCA - Australian Digital Currency Commerce Association and was a founder of ABA Technology in 2014 (Australian blockchain technology). Mr. Guzowski holds a Bachelor of Business from University of Technology Sydney and an MBA in Energy Management from Vienna University of Economics and Business.

Michael Alfred has served on Iris Energy’s board of directors since October 2021. Mr. Alfred is a private investor, advisor, and board member. Previously, he served as the Chief Executive Officer of Digital Assets Data, Inc., a financial technology and data company building enterprise-grade software and data feeds for the digital asset ecosystem, from when he co-founded the company in January 2018 through its sale to New York Digital Investment Group LLC in November 2020. Mr. Alfred has served as an Advisor to the Chief Executive Officer of Amenify, a real estate technology company, since July 2020, and on the Advisory Board of Outerbridge Capital Management, LLC since December 2019. From October 2016 to January 2018, Mr. Alfred was a Managing Director and member of the five-person executive committee for Strategic Insight, Inc., a provider of data and software to the global asset management industry, which was acquired by Institutional Shareholder Services (ISS) in 2019. Prior to that, Mr. Alfred served as the Chief Executive Officer of BrightScope, Inc., a financial information company providing 401k analyses and tools for retirement plan participants, sponsors and advisors, from February 2008 until it was acquired by Strategic Insight, Inc. in October 2016. Prior to co-founding BrightScope, Inc., Mr. Alfred served as Co-Founder and Portfolio Manager of Alfred Capital Management, LLC, a registered investment advisor serving high net worth individuals. Mr. Alfred also serves as a principal investor in a variety of industries including technology and consumer products. Mr. Alfred has served on the Board of Directors of Crestone Group, LLC, a national artisan bakery, since March 2015; HOHM, Inc., a custom-engineered sleeping pod creator, since December 2017; and Eaglebrook Advisors, a tech-driven digital asset management platform for financial advisors and their clients, since September 2019. Mr. Alfred received a Bachelor of Arts degree in History from Stanford University.

B.	Compensation

Overview

Our remuneration philosophy is to align director and senior management objectives with shareholder and business objectives by providing a fixed remuneration component and typically offering short-term and long-term incentives based on individual and Company performance and tenure at the Company. Our board believes the remuneration philosophy to be appropriate and effective in its ability to attract and retain the best executives and directors to run and manage the consolidated entity, as well as create goal congruence between directors, executives and shareholders. Our board is responsible for determining the appropriate remuneration package for our executive officers and non-executive directors.

Our executive officers in Australia receive a superannuation guarantee contribution required under Australian law and do not receive any other retirement benefits.

Remuneration of Executive Officers

For the fiscal year ended June 30, 2022, the aggregate cash remuneration paid to our executive officers was $1,283,784 comprising $1,209,336 in cash and $74,448 in post-employment superannuation and other similar payments.

Our executive officers receive fixed compensation as well as short-term and long-term incentives. The level of fixed remuneration is set to provide a base level of compensation which we consider both appropriate to the applicable position and competitive in the marketplace. Fixed compensation is comprised of base salary inclusive of superannuation contribution and other similar payments.

From time to time, our board may approve cash bonuses for our executive officers based on individual performance, company performance or as otherwise determined appropriate. Payments of such bonuses will generally be made in the fiscal year following the year in which they were earned.

We also provide long-term incentives, which until recently were issued as option grants, and starting this year have been issued as restricted share units, to align our executive officers with the creation of shareholder wealth. Details of the option grants issued in fiscal year ended June 30, 2022 are provided below.

Remuneration of Non-Executive Directors

For the fiscal year ended June 30, 2022, the aggregate remuneration paid to our non-executive directors was $201,417 comprising $198,767 in cash and $2,650 in post-employment superannuation

We also provide long-term incentives, which were issued as option grants to align our non-executive directors with the creation of shareholder wealth. Details of the option grants are provided below.

2021 Executive Director Liquidity and Price Target Options

On January 20, 2021, our board approved the grant of 1,000,000 options each to Daniel Roberts and William Roberts to acquire Ordinary shares at an exercise price of $3.8647 (A$5.0005) per share, each with an expiration date of 20 December 2025. These options were eligible to vest in accordance with the following vesting thresholds:

•	If the liquidity price or volume weighted average market price (“VWAP”) of an Ordinary share over the immediately preceding 20 trading days is equal to or exceeds $5.41: 300,000 options vest.

•	If the liquidity price or VWAP of an Ordinary share over the immediately preceding 20 trading days is equal to or exceeds $6.96: 300,000 options vest.

•	If the liquidity price or VWAP of an Ordinary share over the immediately preceding 20 trading days is equal to or exceeds $8.50: 400,000 options vest.

All of these ‘Executive Director Liquidity and Price Target Options’ fully vested on completion of the IPO on November 17, 2021. The option holder is entitled to receive, in its capacity as a holder of the options, an income distribution per vested option equal to any dividend, distribution, capital return or buyback proceeds (“Distribution”) paid by the Company per Ordinary share as if any vested options were exercised and Ordinary shares issued to the option holder at the relevant time of such Distribution.

The options are subject to customary adjustments to reflect any reorganization of the Company’s capital.

As of June 30, 2022, none of the 2,000,000 outstanding vested ‘Executive Director Liquidity and Price Target Options’ have been exercised.

2021 Non-Executive Director Options

On July 28, 2021, our board approved the grant of options to acquire Ordinary shares to David Bartholomew, Christopher Guzowski and Paul Gordon under the Non-Executive Director Option Plan (the “NED Option Plan”). Under the NED Option Plan, 42,554 options were granted to each of David Bartholomew, Christopher Guzowski and Paul Gordon, respectively, which will vest in three equal tranches on the third, fourth and fifth anniversary of the grant date (or upon the non-executive director ceasing to be a director of the Company, vesting will occur based on pro-rata time served until the fifth anniversary), or as otherwise agreed by our board. In addition, 17,021 options were granted to each of Christopher Guzowski and Paul Gordon which vested immediately upon issuance in recognition of their two-year service to the Company. The applicable exercise price for all options that were granted under the NED Option Plan is $8.76 (A$11.95) per share. Because Paul Gordon ceased serving as a non-executive director on October 24, 2021 1,236 options vested, representing a pro-rata portion of the grant of 42,554 options granted to him, based on the number of days he served as a non-executive director from September 1, 2021 through October 24, 2021, divided by the full five year vesting period.

On October 21, 2021, our board approved a grant of options to acquire Ordinary shares to Michael Alfred under the NED Option Plan. Under the NED Option Plan, 14,266 options were granted to Michael Alfred which will vest in three equal tranches on the third, fourth and fifth anniversary of the grant date (or upon the non-executive director ceasing to be a director of the Company, vesting will occur based on pro-rata time served until the fifth anniversary), or as otherwise agreed by our board. The applicable exercise price for the options that were granted to Michael Alfred under the NED Option Plan is $36.45 per share.

2021 Employee Options

On October 20, 2021, our board approved the grant of options to acquire 31,670 and 7,194 Ordinary shares with an exercise price of $36.45 to Lindsay Ward and David Shaw, respectively, under the Employee Option Plan. The options granted to each of Lindsay Ward and David Shaw will vest in three equal tranches on the third, fourth and fifth anniversary of each respective employee’s employment commencement date with the Company, subject in each case to the employee’s continued employment on the applicable vesting date.

2021 Executive Director Long-term Target Options

On September 14, 2021, our shareholders approved the grant of 2,400,000 long-term options each to Daniel Roberts and William Roberts to acquire Ordinary shares at an exercise price of $75 per option (“Long-term Target Options”).

The Long-term Target Options will vest in four tranches, if the relevant Ordinary share price is equal to or exceeds the corresponding vesting threshold and the executive director has not voluntarily resigned as a director of the Company. The initial vesting thresholds are detailed below:

•	If the VWAP of an Ordinary share over the immediately preceding 20 trading days is equal to or exceeds $370: 600,000 Long-term Target Options will vest.

•	If the VWAP of an Ordinary share over the immediately preceding 20 trading days is equal to or exceeds $650: 600,000 Long-term Target Options will vest.

•	If the VWAP of an Ordinary share over the immediately preceding 20 trading days is equal to or exceeds $925: 600,000 Long-term Target Options will vest.

•	If the VWAP of an Ordinary share over the immediately preceding 20 trading days is equal to or exceeds $1,850: 600,000 Long-term Target Options will vest.

The VWAP vesting thresholds may also be triggered by a sale or takeover of the Company based upon the price per Ordinary share received in such transaction.

The option holder is entitled to receive in its capacity as a holder of the options, a Distribution paid by the Company per Ordinary share as if the vested options were exercised and Ordinary shares issued to the option holder at the relevant time of such Distribution.

The options are subject to customary adjustments to reflect any reorganization of the Company’s capital, as well as adjustments to vesting thresholds including any future issuance of Ordinary shares by the Company.

Employment Agreements with Executive Officers

The base salaries and start dates are set out below for each current executive officer. None of these employment agreements or director appointments have termination dates. The base salary under the employment agreements may be increased by our board from time to time. Base salary amounts noted below are paid in local currency and translated at the 30 June year-end rate for disclosure purposes.

Daniel Roberts

Daniel Roberts is a co-founder and Co-Chief Executive Officer of Iris Energy and commenced with Iris Energy on November 6, 2018. Daniel Roberts also serves as an Executive Director. Daniel Roberts is entitled to receive an annual base salary of $545,834 as approved by the Board in July 2022 and other standard employment benefits given to employees in Australia (such as annual leave, long service leave, personal/carers and compassionate leave). The salary increase is effective from the date of the IPO and, in addition, a one-off payment was made in July 2022 to compensate for a period of significantly reduced cash compensation up to April 2021. Daniel Roberts is also eligible to participate in Company bonus plans, option plans, share plans or other incentive plans if they are approved by our board.

William Roberts

William Roberts is a co-founder and Co-Chief Executive Officer of Iris Energy and commenced with Iris Energy on November 6, 2018. William Roberts also serves as an Executive Director. William Roberts is entitled to receive an annual base salary of $545,834 as approved by the Board in July 2022 and other standard employment benefits given to employees in Australia (such as annual leave, long service leave, personal/carers and compassionate leave). The salary increase is effective from the date of the IPO and, in addition, a one-off payment was made in July 2022 to compensate for a period of significantly reduced cash compensation up to April 2021. William Roberts is also eligible to participate in Company bonus plans, option plans, share plans or other incentive plans if they are approved by our board.

Lindsay Ward

Lindsay Ward is President of Iris Energy and commenced with Iris Energy on October 18, 2021. Lindsay Ward is entitled to receive an annual base salary of $383,042 as at July 1, 2022 as approved by the Board and other standard employment benefits given to employees in Australia (such as annual leave, long service leave, personal/carers and compassionate leave). Lindsay Ward is also eligible to participate in Company bonus plans, option plans, share plans or other incentive plans if they are approved by our board.

David Shaw

David Shaw is Chief Operating Officer of Iris Energy, based in Vancouver. David Shaw commenced with the company in its head office in Australia on October 11, 2021 and relocated to Canada in January 2022. David Shaw is entitled to receive an annual base salary of $309,274 as at July 1, 2022 as approved by the Board and other standard employment benefits given to employees in Canada (such as annual leave, long service leave, personal/carers and compassionate leave). David Shaw is also eligible to participate in Company bonus plans, option plans, share plans or other incentive plans if they are approved by our board.

Belinda Nucifora

Belinda Nucifora is Chief Financial Officer of Iris Energy and commenced with Iris Energy on May 16, 2022. Belinda Nucifora is entitled to receive an annual base salary of $286,132 and other standard employment benefits given to employees in Australia (such as annual leave, long service leave, personal/carers and compassionate leave). Belinda Nucifora is also eligible to participate in Company bonus plans, option plans, share plans or other incentive plans if they are approved by our board.

Summary of Remuneration of Non-Executive Directors and Executive Officers

Details of the remuneration of our executive officers and non-executive directors for the fiscal year ended June 30, 2022 are set forth below.

	Salary/Fees	Post- Employment Superannuation	Bonus	Options		All Other Compensation	Total
Executive Officers
Daniel Roberts	$253,627	$16,997	-	$5,724,244	(2)	-	$5,994,868
William Roberts	$253,627	$16,997	-	$5,724,244	(2)	-	$5,994,868
Lindsay Ward	$220,454	$16,935	-	$146,571	(3)	-	$383,960
David Shaw	$184,208	$8,425	-	$32,890	(3)		$225,523
Belinda Nucifora	$35,586	$2,142	-	-		-	$37,728
Jason Conroy(4)	$261,834	$12,952	-	-		-	$274,786
Non-Executive Directors
David Bartholomew	$95,508	$2,650	-	$259,150	(5)	-	$357,308
Christopher Guzowski	$36,085	-	-	$813,589	(5)	-	$849,674
Michael Alfred	$59,812	-	-	$65,148	(5)	-	$124,960
Paul Gordon(1)	$7,362	-	-	$548,843	(5)	-	$556,205

(1)	Paul Gordon served on the board of the company from December 19, 2019 until October 24, 2021
(2)	Represents the amortization for the fiscal year ended June 30, 2022 in relation to:
•	the 2021 Executive Director Liquidity and Price Target Options (fully vested on IPO - see above for detail) and
•	the 2021 Executive Director Long-Term Target Options (exercise price of $75 per option - see above for detail)
(3)	Represents the amortization for the fiscal year ended June 30, 2022 in relation to the 2021 Employee Options granted to Lindsay Ward and David Shaw (see above for detail)
(4)
Jason Conroy served as the Chief Executive Officer of the Company from May 10, 2021 until September 23, 2021. In connection with his cessation of employment, Mr. Conroy received (i) salary continuation payments for six months and (ii) on July 1, 2022, a lump sum payment of $206,437 equal to 0.1% of the net proceeds of the IPO offering as the IPO was completed on or before December 31, 2021 Mr. Conroy was subject to customary confidentiality obligations, a non-competition obligation through June 30, 2022 and a one year post-termination non-solicitation of employees and customers covenant.

(5)	Represents the amortization for the fiscal year ended June 30, 2022 in relation to the 2021 Non-Executive Director Option Plan (see above for detail)

Details of options held by our executive directors as of June 30, 2022 are set forth below.

	Number of Options	Grant Date	Exercise Price	Percentage Vested	Expiration Date
Daniel Roberts	1,000,000	January 20, 2021	$3.8647	100%	December 20, 2025

Daniel Roberts	2,400,000	September 14, 2021	$75	0%	September 14, 2033

William Roberts	1,000,000	January 20, 2021	$3.8647	100%	December 20, 2025

William Roberts	2,400,000	September 14, 2021	$75	0%	September 14, 2033

As described above, the 1,000,000 Liquidity and Price Target Options vested following the IPO. The 2,400,000 Long-Term Target Options will vest if the relevant Ordinary share price is equal to or exceeds the corresponding vesting threshold and the executive director has not voluntarily resigned as a director of the Company. The initial vesting thresholds are detailed below:

Tranche	Number of Options

Tranche A – the VWAP of an Ordinary share over the immediately preceding 20 trading days is equal to or exceeds $370	600,000

Tranche B – the VWAP of an Ordinary share over the immediately preceding 20 trading days is equal to or exceeds $650	600,000

Tranche C – the VWAP of an Ordinary share over the immediately preceding 20 trading days is equal to or exceeds $925	600,000

Tranche D – the VWAP of an Ordinary share over the immediately preceding 20 trading days is equal to or exceeds $1,850	600,000

2,400,000

Incentive Plans

Employee Share Plan

Our board adopted the Employee Share Plan (the “Share Plan”) on July 1, 2020 and our shareholders approved the Share Plan on November 4, 2020.

Issuance of Shares

The Share Plan provides for the issuance of Ordinary shares to eligible persons selected by our board to participate in the Share Plan, subject to such individual accepting the Company’s offer to participate in the Share Plan and delivering a duly completed application deed for the purchase of Ordinary shares together with the total purchase price of such shares to the Company (to be funded in whole or in part by a limited recourse loan from the Company to the eligible person). Ordinary shares already issued under the Share Plan on such date will remain subject to the terms and conditions of the Share Plan.

Exit Event

On or prior to an exit event, our board may in its absolute discretion: (1) where there is a reconstruction of the Company as part of an exit event (a) provide for the issuance of new shares in substitution of some or all of the Ordinary shares issued under the Share Plan on a like for like basis, by a new holding entity in which equity securities are issued in exchange for Ordinary shares issued under the Share Plan or any related body corporate of the new holding entity or (b) arrange for some or all of the Ordinary shares issued under the Share Plan to be acquired by the new holding entity or any related body corporate of the new holding entity in exchange for their fair market value on the date of completion of the reconstruction; (2) buy back and cancel some or all of the Ordinary shares issued under the Share Plan in exchange for their fair market value; or (3) take any combination of the above. Under the Share Plan, an exit event is generally defined as: (i) an initial public offering of the Company or one of its subsidiaries or a special purpose vehicle formed for such purpose which directly or indirectly owns at least 50% of the business of the Company and its subsidiaries to the official list of ASX Limited or any other recognized stock exchange, (ii) a sale to a third party purchaser of all or substantially all of the assets and business undertaking of the Company or its subsidiaries or (iii) the sale by shareholders in one transaction or a series of connected transaction to a third party purchaser of all of the issued Ordinary shares.

Plan Administration

Our board, or a duly authorized committee of our board to which the board delegates its administrative authority, administers the Share Plan and is referred to as the plan administrator herein. Under the Share Plan, the plan administrator has the sole discretion to, among other things, select the persons to participate in the Share Plan, determine the terms and conditions set out in any application deed, including the number of Ordinary shares to be subject to such deed, the purchase price for such Ordinary shares and the disposal restrictions applying to such Ordinary shares, amend any offer related to any Ordinary share before Ordinary shares are issued and determine appropriate procedures, regulations and guidelines for the administration of the Share Plan.

Plan Amendment

Our board has the authority to amend from time to time the Share Plan, subject to the requirements from time to time of the Corporations Act, and provided that any such amendment does not adversely affect the right of eligible persons in respect of Ordinary shares issued prior to such amendment without the affected participant’s consent, unless such amendment is required by, or necessitated by, law.

Employee Option Plan

Our board adopted the Employee Option Plan on July 28, 2021.

Issuance of Options

The Employee Option Plan provides for the issuance of options to acquire Ordinary shares to eligible persons selected by our board to participate in the Employee Option Plan, subject to such individual accepting the Company’s offer to participate in the Employee Option Plan and delivering a duly completed application deed to apply for the options to the Company.

Exit Event

On or prior to an exit event, our board may in its absolute discretion: (1) where there is a reconstruction of the Company as part of an exit event (a) provide for the issuance of new options in substitution of some or all of the options issued under the Employee Option Plan by a new holding entity in which equity securities are issued in exchange for options issued under the Employee Option Plan or any related body corporate of the new holding entity or (b) arrange for some or all of the options issued under the Employee Option Plan to be acquired by the new holding entity or any related body corporate of the new holding entity in exchange for their fair market value on the date of completion of the reconstruction; (2) buy back or cancel some or all of the option issued under the Employee Option Plan in exchange for their fair market value; or (3) take the following steps: (a) notify an option holder of the number of options issued under the Employee Option Plan that will vest as a result of the exit event occurring; (b) make appropriate arrangements to ensure that such options and all other outstanding options issued under the Employee Option Plan are able to be exercised on or prior to the exit date; and (c) use reasonable endeavors to ensure that the Ordinary shares issued as a result of the exercise by an option holder of its options issued under the Employee Option Plan at or about the time of an exit event are accorded the same rights and receive the same benefits in relation to the exit event as pre-existing Ordinary shares; or (4) take any combination of the above. Under the Employee Option Plan, an exit event is generally defined as: (i) an initial public offering and/or direct listing of the Company or one of its subsidiaries or a special purpose vehicle formed for such purpose which directly or indirectly owns at least 50% of the business of the Company and its subsidiaries to the official list of the ASX Limited or any other recognized stock exchange, (ii) a sale to a third party purchaser of all or substantially all of the assets and business undertaking of the Company or its subsidiaries or (iii) the sale by shareholders in one transaction or a series of connected transaction to a third party purchaser of all of the issued Ordinary shares.

Plan Administration

Our board, or a duly authorized committee of our board to which the board delegates its administrative authority, administers the Employee Option Plan and is referred to as the plan administrator herein. Under the Employee Option, the plan administrator has the sole discretion to, among other things, select the persons to participate in the Employee Option Plan, determine the terms and conditions set out in any application deed, including the number of options to be issued under the Employee Option Plan subject to such deed, the purchase price for such options and the vesting and disposal restrictions applying to such options, amend any offer related to any option to be issued under the Employee Option Plan before such options are issued and determine appropriate procedures, regulations and guidelines for the administration of the Employee Option Plan.

Plan Amendment

Our board has the authority to amend from time to time the Employee Option Plan, subject to the requirements from time to time of the Corporations Act, and provided that any such amendment does not adversely affect the right of eligible persons or option holders in respect of options issued under the Employee Option Plan prior to such amendment without the affected participant’s consent, unless such amendment is required by, or necessitated by, law.

Non-Executive Director Option Plan

The Board approved a Non-Executive Director Option Plan (“NED Option Plan”) on 28 July 2021. The terms of the NED Option Plan are substantially similar to the Employee Option Plan. Vesting of instruments granted under the NED Option Plan is dependent on specific service thresholds being met by the Non-Executive Director, as well as compliance with other terms and conditions of the NED Option Plan. Where an option holder ceases to be a Director of the Company within the vesting period, the options granted to that Director will vest on a pro-rata basis of the associated service period. The Board retains the absolute discretion to cancel any remaining unvested options held by the option holder.

2022 Long-Term Incentive Plan Restricted Stock Units

On July 1, 2022 our board approved a new long term incentive plan under which participating employees have been granted restricted stock units (“RSUs”) in two equal tranches after three and four years of continued service, including a portion the vesting of which is also subject to the achievement of specified performance goals over this time period. RSUs issued under the new long term incentive plan are subject to other terms and conditions contained in the plan. 4,000 RSUs were granted to Michael Alfred which will vest subject to a sole service condition of remaining as a non-executive director of the Company until 15 December 2022. In addition and as part of this program, Daniel Roberts and William Roberts each received a CEO grant of 534,853 RSUs each that will vest in part in two equal tranches after three and four years of continued service and in part based upon achievement of a “Share Price Test” being that the last reported closing price of the ordinary shares on the exchange on which the shares are listed is at least equal to the IPO price of $28 per share for any 10 Trading Days out of any 15 consecutive full Trading Days.

C.	Board Practices

Board Composition

As of June 30, 2022, our board consisted of five directors, three of whom are non-executive directors. David Bartholomew is the Chair of our board.

As a foreign private issuer, under the listing requirements and rules of Nasdaq, we are not required to have a majority of independent directors on our board of directors, except that our audit committee is required to consist fully of independent directors, subject to certain phase-in schedules. Our board of directors has determined that David Bartholomew, Christopher Guzowski and Michael Alfred do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of director and that each of these directors is “independent” as that term is defined under Nasdaq rules.

Our board has the power to appoint any person to be a director either to fill a casual vacancy or as an additional director (up to a maximum of 10). The exact number of members on our board may be modified from time to time by an ordinary resolution of our shareholders in a general meeting, subject to the terms of our Constitution. Our directors are not subject to a term of office and will hold office until their successors have been duly elected and qualified or until the earlier of their respective death, resignation, disqualification, or removal.

Name	Position	Year First Appointed
David Bartholomew	Non-executive Director and Independent Chair	2021
Mike Alfred	Non-executive Director	2021
Chris Guzowski	Non-executive Director	2019
Daniel Roberts	Director and Co-CEO	2018
William Roberts	Director and Co-CEO	2018

When considering whether directors and nominees have the experience, qualifications, attributes, or skills, taken as a whole, to enable the board to satisfy its oversight responsibilities effectively in light of our business and structure, the board focuses primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above.

For details of executive directors’ service contracts providing for benefits upon termination of employment, see “—B. Compensation—Employment Agreements with Executive Officers.”

Board Committees

Our board directs the management of our business and affairs as provided by Australian law and conducts its business through meetings of the board and the Audit and Risk Committee. In addition, from time to time, other committees may be established under the direction of the board when necessary or advisable to address specific issues. The Audit and Risk Committee operates under a charter that was approved by our board on 13 November 2021. A copy of this charter is available on our website.

Audit and Risk Committee

The Audit and Risk Committee consists of Christopher Guzowski (Chair), David Bartholomew and Michael Alfred. The Audit and Risk Committee is responsible for, among its other duties and responsibilities, assisting the board in overseeing: our accounting and financial reporting processes and other internal control processes, the audits and integrity of our financial statements, our compliance with legal and regulatory requirements, risk management systems, the qualifications, performance and independence of our independent registered public accounting firm.

Our Audit and Risk Committee is directly responsible for the appointment, compensation, retention and oversight of our independent registered public accounting firm.

Our board has determined that each member of our audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, which is different from the general test for independence of board and committee members.

Our board has determined that all members of our Audit and Risk Committee meet the requirements for financial literacy under the applicable rules of the SEC and the Nasdaq corporate governance rules. Our board has determined that David Bartholomew is an “audit committee financial expert” as such term is defined under the applicable regulations of the SEC and has the requisite accounting or related financial management expertise and financial sophistication under the applicable rules and regulations of the Nasdaq.

Rule 10A-3 under the Exchange Act requires us to have a majority of independent audit committee members within 90 days and all independent audit committee members (within the meaning of Rule 10A-3 under the Exchange Act and Rule 5605(c)(3) of Nasdaq’s listing requirements) within one year of the IPO. All members of the Audit and Risk Committee are able to read and understand fundamental financial statements, are familiar with finance and accounting practices and principles, and are financially literate.

Board Diversity Matrix

Board Diversity Matrix (As of June 30, 2022)
Country of Principal Executive Offices:	Australia
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	—	5	—	—
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	1
LGBTQ+	⸺
Did Not Disclose Demographic Background	⸺

D.	Employees

We had 102, 39 and 25 employees as of June 30, 2022, 2021 and 2020, respectively. As of June 30, 2022, we employed 21 employees in a corporate head office capacity and 81 employees focused on developing our infrastructure and general operations and corporate support.

The following table describes the number of employees by geographic location as of June 30, 2022, 2021 and 2020:

	As of June 30,
Country	2022	2021	2020
Australia	21	11	6
Canada	79	28	19
USA	2	0	0
Total	102	39	25

E.	Share Ownership

The shares and any outstanding beneficial ownership of our directors and officers and/or entities affiliated with these individuals are disclosed in “Item 7. Major shareholders and Related Party Transactions—A. Major Shareholders.” See “—B. Compensation—Share Plans” for information on our share option long-term incentive programs.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include Ordinary shares issuable upon the exercise of options that are immediately exercisable or exercisable within 60 days of August 1, 2022. Percentage ownership calculations are based on Ordinary shares outstanding as of August 1, 2022.

The following table sets forth information with respect to the beneficial ownership of our Ordinary shares as of August 1, 2022 for:

•	each person, or group of affiliated persons, known by us to beneficially own 5% or more of our outstanding Ordinary shares or B Class shares;

•	each of member of our board of directors and each named executive officer; and

•	the members of our board of directors and our executive officers as a group.

The percentage of Ordinary shares beneficially owned as of the date of this annual report is based on Ordinary shares outstanding as of August 1, 2022.

Except as otherwise indicated, all of the shares reflected in the table are Ordinary shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

The principal shareholders have not, nor have they within the past three years had, any position, office, or other material relationship with us, other than as disclosed in this annual report. See “Item 6. Directors, Senior Management and Employees” and “Item 7. Major shareholders and Related Party Transactions” for further information regarding the principal shareholders. The business address of each principal shareholder is Level 12, 44 Market Street, Sydney, NSW 2000 Australia, unless otherwise indicated below.

	Ordinary Shares		B Class Shares
Name	Number	Percentage of Ordinary Shares Beneficially Owned	Number	Percentage of B Class Shares Beneficially Owned	Percentage of Total Voting Power (1)(2)
Directors and Executive Officers:
Daniel Roberts(3)	6,000,000	10.5%	1	50.0%	39.0%
William Roberts(4)	6,000,000	10.5%	1	50.0%	39.0%
Lindsay Ward	12,070	*	-	-	-
David Shaw	-	*	-	-	-
Belinda Nucifora	-	-	-	-	-
David Bartholomew	11,448	*	-	-	-
Christopher Guzowski(5)	253,358	*	-	-	-
Michael Alfred	2,000	*	-	-	-
All executive officers and directors as a group	12,278,876	21.5%	2	100.0%	79.2%
Principal Shareholders:
Regal Funds Management(6)	3,546,153	6.2%	*	*	1.7%

*	Indicates less than 1%.

(1)
The number of shares included on this table includes those shares owned by the beneficial owner’s spouse, and entity or trust controlled by the beneficial owner, or owned by another person in the owner’s household.

(2)
Each member of the Board has been awarded options to purchase Ordinary shares for services on the Board. Shares awarded are issued to the recipient and vest over the term of services. In the event of early termination of services and not serving for the full term for which the shares were awarded, a pro rata portion of the shares are required to be returned to the Company.

(3)
Includes 6,000,000 Ordinary shares, including 1,000,000 Ordinary shares assuming the exercise of underlying vested options issued pursuant to the Company’s 2021 Executive Director Liquidity and Price Target Options, and 1 B Class share held indirectly by Awassi Capital Holdings 2 Pty Ltd (ACN 629 819 978) (“Awassi Capital 2”) as trustee for The Awassi Capital Trust #2. Mr. Roberts is the sole shareholder of Awassi Capital 2 and manages its investments and has voting power over the Ordinary shares of the Company held by Awassi Capital 2.

(4)
Includes 6,000,000 Ordinary shares, including 1,000,000 Ordinary shares assuming the exercise of underlying vested options issued pursuant to the Company’s 2021 Executive Director Liquidity and Price Target Options, and 1 B Class share held by Awassi Capital Holdings 1 Pty Ltd (ACN 629 820 499) (“Awassi Capital 1”) as trustee for The Awassi Capital Trust #1. Mr. Roberts is the sole shareholder of Awassi Capital 1 and manages its investments and has voting power over the Ordinary shares of the Company held by Awassi Capital 1.

(5)
Includes 86,691 Ordinary shares held directly by Mr. Guzowski, including 17,021 Ordinary shares assuming the exercise of underlying vested options issued pursuant to the Company’s Non-Executive Director Option Plan and 166,667 Ordinary shares that are held of record by Polpo Investments Pty Ltd (ACN 609 642 499) (“Polpo Investments”) as trustee for The Cage Family Trust. Mr. Guzowski is the sole shareholder of Polpo Investments and manages its investments and has voting power over the Ordinary shares of the Company held by Polpo Investments.

(6)
Includes 3,546,153 Ordinary shares held by funds affiliated with Regal Funds Management Pty Ltd, referred to together as the Regal Funds. Regal Funds Management Pty Ltd is the investment manager for each of such funds holding our Ordinary shares. Philip King is the Chief Investment Officer of Regal Funds Management Pty Ltd and, as such, is ultimately responsible for the Regal Funds’ investment in the Company and therefore may be deemed to have voting and dispositive power with respect to the Ordinary shares held by the affiliated fund. The address for Regal Funds Management Pty Ltd is Level 47, Gateway, 1 Macquarie Place, Sydney, NSW 2000, Australia. Of the 3,546,153 Ordinary shares held by Regal Funds Management Pty Ltd, Regal Funds Management Pty Ltd and its affiliates hold 533,384 Ordinary shares as investment manager only and disclaim any beneficial ownership of these shares.

B.	Related Party Transactions

Other than compensation arrangements which are described under “Item 6. Directors, Senior Management and Employees—Remuneration” or as described below, since July 1, 2021 through the date of this annual report, we did not enter into any transactions with any related parties (as defined in the Corporations Act), being: (i) directors or their spouses, including close members of any such individual’s family; (ii) entities that directly or indirectly, through one or more intermediaries, control us; and (iii) entities controlled by, or acting in concert with, a related party referred to in (i) or (ii).

Deed of access, insurance and indemnity

We have entered into indemnity agreements with each of our directors and certain of our officers. These agreements provide the directors and officers with contractual rights to indemnification and expense advancement and are governed by the laws of Victoria, Australia.

Related Party Transaction Policy

Our board of directors has adopted a written related party transactions policy. Pursuant to this policy, our Audit and Risk Committee review all material facts of all related party transactions and either approve or disapprove entry into the related party transactions, subject to certain limited exceptions. In determining whether to approve or disapprove entry into a related party transaction, our Audit and Risk Committee take into account, among other factors, the following; (i) whether the related party transaction is on terms no less favorable than terms generally available to an unqualified third-party under the same or similar circumstances and (ii) the extent of the related person’s interest in the transaction. Furthermore, the policy requires that all related party transactions required to be disclosed in our filings with the SEC be so disclosed in accordance with applicable laws, rules and regulations.

D.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” for the Company’s consolidated financial statements including the notes thereto and report of the independent accounting firm.

Legal Proceedings

From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, The results of litigation and claims cannot be predicted with certainty. As of the date of this Annual Report, we do not believe that we are party to any claim or litigation, the outcome of which would, individually or in the aggregate, be reasonably expected to have a material adverse effect on our business.

Dividends and Dividend Policy

Since our incorporation, we have not declared or paid any dividends on our issued share capital. Any determination to pay dividends in the future will be at the discretion of our board and subject to Australian law. If our board of directors elects to pay dividends, the form, frequency and amount will depend upon our future operations and earning, capital requirements and surplus, general financial conditions, contractual restrictions and other factors that our board of directors may deem relevant. B Class shares do not confer on its holders any right to receive dividends.

B.	Significant Changes

None.

ITEM 9.	THE OFFER AND LISTING

A.	Offering and Listing Details

See “Item 9. The Offer and Listing—C. Markets.”

B.	Plan of Distribution

Not applicable.

C.	Markets

On November 19, 2021, we completed our initial public offering. Our Ordinary shares have been listed on the Nasdaq Global Select Market since November 17, 2021 under the symbol “IREN.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The information called for by this item is included in Exhibit 2.1 “Description of Securities registered under Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”)” of this annual report. A copy of our Constitution is attached as Exhibit 3.1 to this annual report.

C.	Material Contracts

Except as otherwise disclosed in this annual report on Form 20-F (including the Exhibits), we are not currently, and have not been in the last two years, party to any material contract, other than contracts entered into in the ordinary course of business.

D.	Exchange controls

Australia has largely abolished exchange controls on investment transactions. The Australian dollar is freely convertible into U.S. dollars. In addition, (other than as specified in “Item 10. Additional Information – E. Taxation” below and certain restrictions imposed under Australian law in relation to dealings with the assets of and transactions with, designated countries, entities and persons specified by the Australian Government Department of Foreign Affairs and Trade from time to time, including, persons connected with terrorism) there are currently no specific rules or limitations regarding the export from Australia of profits, dividends, capital, or similar funds belonging to foreign investors, except that certain payments to non-residents must be reported to the Australian Transaction Reports and Analysis Centre, which monitors such transactions.

The Foreign Acquisitions and Takeover Act 1975

Under Australian law, foreign persons require the approval of the Australian Federal Treasurer to acquire more than a limited percentage of interests in an Australian company. These limitations are set forth in the Australian Foreign Acquisitions and Takeovers Act 1975 (Cth) and the Foreign Acquisitions and Takeovers Regulations 2015 (Cth) (together, the “FIRB Legislation”).

Under the FIRB Legislation, in general terms, any foreign person (either alone or together with any one or more of its associates) is prohibited from acquiring 20% or more of the voting power (including potential voting power) or issued shares (including rights to issued shares) in an Australian entity, whose total issued securities value or total asset value (whichever is higher) exceed A$289 million (or A$1,250 million for investors from free trade agreement countries, including the United States). All acquisitions of direct interests in Australian entities (generally comprising 10% or more of the voting power or issued shares) by foreign governments, must be notified to the Australian Federal Treasurer in accordance with the FIRB Legislation.

If applicable thresholds are met, the Australian Federal Treasurer may prevent a proposed acquisition or impose conditions on such acquisition if satisfied that the acquisition would be contrary to the national interest. If a foreign person acquires shares or an interest in shares in an Australian company in contravention of the FATA, the Australian Federal Treasurer may make a range of orders including an order the divestiture of such person’s shares or interest in shares in that Australian company.

E.	Taxation

Certain U.S. Federal Income Tax Considerations

The following discussion describes certain U.S. federal income tax consequences to U.S. Holders (as defined below) of an investment in our Ordinary shares. This summary applies only to U.S. Holders that acquire our Ordinary shares in exchange for cash, hold our Ordinary shares as capital assets within the meaning of Section 1221 of the Code (as defined below) and have the U.S. dollar as their functional currency.

This discussion is based on the tax laws of the United States as in effect on the date of this annual report, including the Internal Revenue Code of 1986, as amended (the “Code”), and U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the preceding authorities are subject to change, and any such change could apply retroactively and affect the U.S. federal income tax consequences described below. The statements in this annual report are not binding on the U.S. Internal Revenue Service (the “IRS”) or any court. Thus, the Company can provide no assurance that the U.S. federal income tax consequences discussed below will not be challenged by the IRS or will be sustained by a court if challenged by the IRS. Furthermore, this summary does not address any estate or gift tax consequences, state, local or non-U.S. tax consequences, or other tax consequences other than U.S. federal income tax consequences.

The following discussion does not describe all the tax consequences that may be relevant to any particular investor or to persons in special tax situations such as:

•	banks and certain other financial institutions;

•	regulated investment companies;

•	real estate investment trusts;

•	insurance companies;

•	broker-dealers;

•	traders that elect to mark our Ordinary shares to market for U.S. federal income tax purposes;

•	tax-exempt entities;

•	persons liable for alternative minimum tax or the Medicare contribution tax on net investment income;

•	U.S. expatriates;

•	persons holding our Ordinary shares as part of a straddle, hedging, constructive sale, conversion, or integrated transaction;

•	persons that actually or constructively own 10% or more of the Company’s stock by vote or value;

•	persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States;

•	persons who acquired our Ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation; or

•	persons holding our Ordinary shares through partnerships or other pass-through entities or arrangements.

PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISERS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES.

As used herein, the term “U.S. Holder” means a person eligible for the benefits of the tax treaty between the United States and Australia (the “Treaty”) that is, for U.S. federal income tax purposes, a beneficial owner of our Ordinary shares and is or is treated as:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia; or

•	an estate or trust whose income is subject to U.S. federal income taxation regardless of its source.

The tax treatment of a partner in an entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds our Ordinary shares generally will depend on such partner’s status and the partnership’s activities. Accordingly, a U.S. Holder that is a partner in such a partnership should consult its tax adviser.

Treasury regulations that apply to taxable years beginning on or after December 28, 2021 may in some circumstances prohibit a U.S. person from claiming a foreign tax credit with respect to certain non-U.S. taxes that are not creditable under applicable income tax treaties. Accordingly, U.S. investors that are not eligible for Treaty benefits should consult their tax advisers regarding the creditability or deductibility of any Australian taxes imposed on dividends on, or dispositions of, the Ordinary shares. This discussion does not apply to investors in this special situation.

Dividends and Other Distributions on Our Ordinary Shares

Subject to the passive foreign investment company considerations discussed below, the gross amount of distributions made by the Company with respect to our Ordinary shares (including the amount of any non-U.S. taxes withheld therefrom) generally will be includible as dividend income in a U.S. Holder’s gross income in the year received, to the extent such distributions are paid out of the Company’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because the Company does not maintain its earnings and profits calculations under U.S. federal income tax principles, a U.S. Holder should expect all cash distributions to be reported as dividends for U.S. federal income tax purposes. Such dividends will not be eligible for the dividends-received deduction allowed to U.S. corporations with respect to dividends received from other U.S. corporations. Dividends received by non-corporate U.S. Holders may be “qualified dividend income,” which is taxed at the lower applicable capital gains rate, provided that (1) the Company is eligible for the Treaty benefits or our Ordinary shares are readily tradable on an established securities market in the United States, (2) the Company is not a passive foreign investment company (as discussed below) for either the taxable year in which the dividend was paid or the preceding taxable year, (3) the U.S. Holder satisfies specific holding period requirements and (4) the U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. U.S. Holders should consult their tax advisers regarding the availability of the lower rate for dividends paid with respect to our Ordinary shares.

The amount of any distribution paid in a foreign currency will be equal to the U.S. dollar value of such currency, translated at the spot rate of exchange on the date such distribution is received, regardless of whether the payment is in fact converted into U.S. dollars at that time. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. In general, foreign currency gain or loss will be treated as U.S.-source ordinary income or loss.

Dividends on our Ordinary shares generally will constitute foreign source income for foreign tax credit limitation purposes. Subject to certain complex conditions and limitations, any Australian taxes withheld on any distributions on our Ordinary shares may be eligible for credit against a U.S. Holder’s federal income tax liability or, at such holder’s election, may be eligible as a deduction in computing such holder’s U.S. federal taxable income. If a refund of the tax withheld is available under the laws of Australia or under the Treaty, the amount of tax withheld that is refundable will not be eligible for such credit against a U.S. Holder’s U.S. federal income tax liability (and will not qualify for the deduction against U.S. federal taxable income). If the dividends constitute qualified dividend income as discussed above, the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will generally be limited to the gross amount of the dividend, multiplied by the reduced rate applicable to the qualified dividend income, divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for the credit is calculated separately concerning specific classes of income. For this purpose, dividends distributed by the Company with respect to our Ordinary shares will generally constitute “passive category income.” The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult their tax advisers regarding the availability of a foreign tax credit in their particular circumstances and the possibility of claiming an itemized deduction (in lieu of the foreign tax credit) for any foreign taxes paid or withheld.

Sale or Other Taxable Disposition of Our Ordinary Shares

Subject to the passive foreign investment company considerations discussed below, upon a sale or other taxable disposition of our Ordinary shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in such Ordinary shares. A U.S. Holder’s initial tax basis in our Ordinary shares generally will equal the cost of such Ordinary shares. Generally, any such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period in our Ordinary shares exceeds one year. Non-corporate U.S. Holders (including individuals) generally will be subject to U.S. federal income tax on long-term capital gain at preferential rates. The deductibility of capital losses is subject to significant limitations.

Gain or loss, if any, realized by a U.S. Holder on the sale or other disposition of our Ordinary shares generally will be treated as U.S. source gain or loss for U.S. foreign tax credit limitation purposes. The use of U.S. foreign tax credits relating to any Australian tax imposed upon the sale or other disposition of our Ordinary shares may be unavailable or limited. U.S. Holders should consult their tax advisers regarding the tax consequences if Australian taxes are imposed on or connected with a sale or other disposition of our Ordinary shares and their ability to credit any Australian tax against their U.S. federal income tax liability.

Passive Foreign Investment Company Considerations

The Company will be classified as a passive foreign investment company (a “PFIC”) for any taxable year if either: (a) at least 75% of its gross income is “passive income” for purposes of the PFIC rules or (b) at least 50% of the value of its assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income includes interest, dividends and other investment income, with certain exceptions. Cash and cash-equivalents generally are passive assets for these purposes, and digital assets are likely to be passive assets for these purposes as well. Goodwill is active to the extent attributable to activities that produce or are intended to produce active income. The PFIC rules also contain a look-through rule whereby the Company will be treated as owning its proportionate share of the gross assets and earning its proportionate share of the gross income of any other corporation in which it owns, directly or indirectly, 25% or more (by value) of the stock.

Under the PFIC rules, if the Company were considered a PFIC at any time that a U.S. Holder holds our Ordinary shares, the Company would continue to be treated as a PFIC with respect to such investment unless (i) the Company ceases to be a PFIC and (ii) the U.S. Holder made a “deemed sale” election under the PFIC rules.

Based on the current and anticipated composition of the income, assets, and operations of the Company and the expected price of our Ordinary shares, the Company does not expect to be treated as a PFIC for the current taxable year. However, whether the Company is treated as a PFIC is a factual determination made on an annual basis after the close of each taxable year. This determination will depend on, among other things, the ownership and the composition of the Company’s income and assets, as well as the relative value of the Company’s assets (which may fluctuate with the Company’s market capitalization), at the relevant time. Moreover, the application of the PFIC rules to digital assets and transactions related thereto is subject to uncertainty. Among other things, the IRS has issued limited guidance on the treatment of income from mining digital assets. The IRS or a court may disagree with the Company’s determinations, including how the Company determines the value of the Company’s assets and the percentage of the Company’s assets that are passive assets under the PFIC rules. Therefore there can be no assurance that the Company will not be classified as a PFIC for the current taxable year or for any future taxable year.

If the Company is considered a PFIC at any time that a U.S. Holder holds our Ordinary shares, any gain recognized by the U.S. Holder on a sale or other disposition of our Ordinary shares, as well as the amount of any “excess distribution” (defined below) received by the U.S. Holder, would be allocated ratably over the U.S. Holder’s holding period for our Ordinary shares. The amounts allocated to the taxable year of the sale or other disposition (or the taxable year of receipt, in the case of an excess distribution) and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed. For the purposes of these rules, an excess distribution is the amount by which any distribution received by a U.S. Holder on our Ordinary shares exceeds 125% of the average of the annual distributions on our Ordinary shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of our Ordinary shares if the Company is considered a PFIC.

If the Company is considered a PFIC, a U.S. Holder will also be subject to annual information reporting requirements. U.S. Holders should consult their tax advisers about the potential application of the PFIC rules to an investment in our Ordinary shares.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary shares and proceeds from the sale, exchange, or redemption of our Ordinary shares may be subject to information reporting to the IRS and U.S. backup withholding. A U.S. Holder may be eligible for an exemption from backup withholding if the U.S. Holder furnishes a correct taxpayer identification number and makes any other required certification or is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status may be required to provide such certification on IRS Form W-9. U.S. Holders should consult their tax advisers regarding applying the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and such U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing an appropriate claim for refund with the IRS and furnishing any required information.

Additional Information Reporting Requirements

Certain U.S. Holders who are individuals (and certain entities) that hold an interest in “specified foreign financial assets” (which may include our Ordinary shares) are required to report information relating to such assets, subject to certain exceptions (including an exception for our Ordinary shares held in accounts maintained by certain financial institutions). Penalties can apply if U.S. Holders fail to satisfy such reporting requirements. U.S. Holders should consult their tax advisers regarding the applicability of these requirements to their acquisition and ownership of our Ordinary shares.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE IMPORTANT TO YOU. EACH PROSPECTIVE PURCHASER SHOULD CONSULT ITS OWN TAX ADVISER ABOUT THE TAX CONSEQUENCES OF AN INVESTMENT IN OUR ORDINARY SHARES UNDER ITS CIRCUMSTANCES.

Material Australian Tax Considerations

In this section, we provide a general summary of the material Australian income tax, stamp duty, and goods and services tax considerations generally applicable to the acquisition, ownership, and disposal by the absolute beneficial owners of the Ordinary shares issued by Iris Energy.

This section is based upon existing Australian tax law as of the date of this annual report, which is subject to change, possibly retrospectively. This discussion does not address all aspects of Australian tax law, which may be important to particular investors in light of their investment circumstances, such as shares held by investors subject to special tax rules (for example, financial institutions, insurance companies, or tax-exempt organizations).

It does not purport to address all possible tax situations that may be relevant to a decision to purchase, own, or deposit our Ordinary shares. It is included herein solely for preliminary information purposes and is not intended to be, nor should it be construed to be, legal or tax advice. Iris Energy and their officers, employees, taxation or other advisers do not accept any liability or responsibility in respect of any statement concerning taxation consequences or the taxation consequences.

Prospective purchasers of our Ordinary shares should consult their tax advisers on the applicable tax consequences related to the ownership of our Ordinary shares, based on their particular circumstances.

The comments in this section deal only with the Australian taxation implications of the ownership and disposition of Iris Energy Ordinary shares if you hold your Iris Energy Ordinary shares as investments on a capital account. In addition, this summary does not discuss any non-Australian or state tax considerations, other than stamp duty and goods and services tax.

For this summary, a holder of our Ordinary shares that is not an Australian tax resident and is not carrying on business in Australia at or through a permanent establishment is referred to as a “Non-Australian Holder.”

Conversely, for the purposes of this summary, a holder that is an Australian tax resident or is carrying on business in Australia at or through a permanent establishment is referred to as an “Australian Resident Holder.”

Please be aware that the residence concept used in this section applies for Australian tax assessment purposes only. Any reference in this section to a tax, duty, levy impost, or other charge or withholding of a similar nature refers to Australia’s tax laws and/or concepts only. Also, please note that a reference to Australian income tax encompasses corporate income tax and personal income tax generally.

Taxation of the Company

As the Company is a fully taxable Australian company, its taxable income is subject to corporate income tax in Australia. All Australian companies are subject to a corporate income tax rate of 30%, other than those classified as a “base rate company”, which are businesses with revenue of less than A$50 million that are subject to a reduced corporate income tax rate of 25% for the 2021/2022 income year. The Company is not considered a base rate company for the year ended June 30, 2022.

Taxation of Australian Resident Holders

Taxation of Dividends

Dividends paid by us on our Ordinary shares should constitute the assessable income of an Australian Resident Holder. Australia operates a dividend imputation system under which dividends may be declared to be “franked” to the extent they are paid out of company profits that have been subject to income tax.

Individuals and complying superannuation entities

Australian Resident Holders who are individuals or complying superannuation entities should include the dividend in their assessable income in the year the dividend is paid, together with any franking credit attached to that dividend.

Subject to the comments concerning ‘Qualified Persons’ below, such Australian Resident Holders should be entitled to a tax offset equal to the franking credit attached to the dividend. The tax offset can be applied to reduce the tax payable on the investor’s taxable income. Where the tax offset exceeds the tax payable on the investor’s taxable income, the investor should be entitled to a tax refund equal to the excess.

To the extent that the dividend is unfranked, an Australian individual Shareholder will generally be taxed at their prevailing marginal rate on the dividend received (with no tax offset). Complying Australian superannuation entities will generally be taxed at the prevailing rate for complying superannuation entities on the dividend received (with no tax offset).

Companies

Australian Resident Holders that are companies are also required to include both the dividend and the associated franking credits (if any) in their assessable income.

Subject to the comments in relation to ‘Qualified Persons’ below, such companies should be entitled to a tax offset up to the amount of the franking credit attached to the dividend. Likewise, the company should be entitled to a credit in its own franking account to the extent of the franking credits attached to the distribution received. This will allow the Australian Resident Holders that are companies to pass on the franking credits to its investor(s) on the subsequent payment of franked dividends.

Excess franking credits received by the company shareholder will not give rise to a refund entitlement for a company but may be converted into carry forward tax losses instead. This is subject to specific rules on how the carry forward tax loss is calculated and utilized in future years. For completeness, this tax loss cannot be carried back under the loss carry back tax offset rules introduced in the 2020-21 Federal Budget.

Trusts and partnerships

Australian Resident Holders who are trustees (other than trustees of complying superannuation entities, which are dealt with above) or partnerships are also required to include any dividends and any franking credits in calculating the net income of the trust or partnership. Where a fully franked or partially franked dividend is received, the relevant beneficiary or partner may be entitled to a tax offset equal to the beneficiary’s or partner’s share of the net income of the trust or partnership.

To the extent that the dividend is unfranked, an Australian trustee (other than trustees of complying superannuation entities) or partnerships, will be required to include the unfranked dividend in the net income of the trust or partnership. The relevant beneficiary will be taxed at the relevant prevailing tax rate on their share of the net income of the trust or partnership (with no tax offset).

Qualified Persons

The benefit of franking credits can be denied where an Australian Resident Holder is not a ‘qualified person’ in which case the Holder will not be able to include an amount for the franking credits in their assessable income and will not be entitled to a tax offset.

Broadly, to be a qualified person, a shareholder must satisfy the holding period rule and, if necessary, the related payment rule. The holding period rule requires a shareholder to hold the shares ‘at risk’ for at least 45 days continuously during the qualification period - starting from the day after acquiring the shares and ending 45 days after the shares become ex-dividend - in order to qualify for franking benefits.

This holding period rule is subject to certain exceptions, including where the total franking offsets of an individual in a year of income do not exceed A$5,000.

Whether you are qualified person is a complex tax issue which requires analysis based on each shareholder’s individual circumstances. Iris Energy ordinary shareholders should obtain their own tax advice to determine if these requirements have been satisfied.

Capital Gains Tax (“CGT”) Implications

Disposal of shares

For Australian Resident Holders, who hold their Ordinary shares on capital account, the future disposal of Ordinary shares will give rise to a CGT event at the time which the legal and beneficial ownership of the Ordinary shares are disposed of. Australian Resident Holders will derive a capital gain on the disposal of their Ordinary shares in Iris Energy to the extent that the capital proceeds exceed the cost base of their Ordinary shares.

A capital loss will be made where the capital proceeds are less than the cost base of their Ordinary shares. Where a capital loss is made, capital losses can only be offset against capital gains derived in the same or later incomes years. They cannot be offset against ordinary income nor carried back to offset net capital gains arising in earlier income years. Capital losses may be carried forward to future income years subject to the satisfaction of the Australian loss testing provisions.

Capital Proceeds

The capital proceeds should generally be equal to any consideration received by the Australian Resident Holder in respect to the disposal of their Iris Energy Ordinary share/s.

Cost base of Iris Energy Ordinary shares

The cost base of an Ordinary share will generally be equal to the cost of acquiring the Ordinary share, plus any incidental costs of acquisition and disposal (i.e. brokerage costs and legal fees).

CGT Discount

The CGT discount may apply to Australian Resident Holders that are individuals complying Australian superannuation funds or trusts, who have held, or are taken to have held, their Ordinary shares for at least 12 months (not including the date of acquisition or date of disposal) at the time of the disposal of their Ordinary shares.

The CGT discount is:

•	One-half if the Australian Resident Holder is an individual or trustee: meaning only 50% of the capital gain will be included in the Australian Resident Holder’s assessable income; and

•
One-third if the Australian Resident Holder is a trustee of a complying superannuation entity: meaning only two-thirds of the capital gain will be included in the Australian Resident Holder’s assessable income.

The CGT discount is not available to Australian Resident Holders that are companies.

If an Australian Resident Holder makes a discounted capital gain, any current year and/or carried-forward capital losses will be applied to reduce the undiscounted capital gain before the relevant CGT discount is applied. The resulting amount forms the Australian Resident Holder’s net capital gain for the income year and is included in its assessable income.

The CGT discount rules relating to trusts are complex. Subject to certain requirements being satisfied, the capital gain may flow through to the beneficiaries in that trust, who will assess the eligibility for the CGT discount in their own right. Accordingly, we recommend trustees seek their own independent advice on how the CGT discount applies to the trust and its beneficiaries.

Taxation of Non-Australian Holders

Taxation of Dividends

Non-Australian Holders who do not have a permanent establishment in Australia should not be subject to Australian income tax but may be subject to Australian dividend withholding tax on their Iris Energy dividends.

Franked dividends

As outlined above, Australia has a franking system wherein dividends can be franked, and Australian resident shareholders receive a franking credit which effectively represents the corporate tax paid by the underlying company (i.e. Iris Energy).

Dividends received by Non-Australian Holders which are franked should not be subject to Australian dividend withholding tax to the extent of the franking (i.e. if the dividend is fully franked, it should not be subject to Australian dividend withholding tax at all). However, refunds of franking credits are not available to non-Australian resident shareholders.

Dividends attributable to Conduit Foreign Income

Non-Australian Holders should not be subject to Australian dividend withholding tax on unfranked dividends to the extent that the dividend is declared to be conduit foreign income (CFI).

CFI generally includes amounts received by Iris Energy that have been derived from a non-Australian source, for example dividends received from foreign subsidiaries which are treated as non-assessable non-exempt income for Australian tax purposes.

Unfranked dividends

Non-Australian Holders should generally be subject to Australian dividend withholding tax to the extent the unfranked component of any dividends are not declared to by CFI. Australian dividend withholding tax will be imposed at 30% of the amount of the unfranked dividend, unless a shareholder is a resident of a country with which Australia has a double taxation treaty (DTT) and qualifies for the benefits of the treaty. In the event the Non-Australian Holder is otherwise able to rely on a DTT with Australia, the rate of Australian dividend withholding tax may be reduced (typically to 15%), depending on the terms of the DTT.

Under the provisions of the current Double Taxation Convention between Australia and the United States, the Australian tax withheld on unfranked dividends that are not declared to be CFI paid by us to a resident of the United States is beneficially entitled is limited to 15%.

Under the Double Taxation Convention between Australia and the United States, if a company that is a Non-Australian Holder directly owns a 10% or more interest in an Australian company (i.e. Iris Energy), the Australian tax withheld on unfranked dividends that are not declared to be CFI paid by us to which a resident of the United States is beneficially entitled is limited to 5%.

Capital Gains Tax (“CGT”) Implications

Disposal of shares

Non-Australian Holders who are treated as the owners of the underlying shares on the basis that they are absolutely entitled to those Ordinary shares will not be subject to Australian capital gains tax on the gain made on a sale or other disposal of Ordinary shares unless:

•	they, together with associates, hold 10% or more of our issued capital, at the time of disposal or for a 12-month period during the two years prior to disposal; and

•
more than 50% of our assets held directly or indirectly, determined by reference to market value, consists of Australian real property (which includes land and leasehold interests) or Australian mining, quarrying or prospecting rights at the time of disposal. Australian capital gains tax applies to net capital gains at a taxpayer’s marginal tax rates. Net capital gains are calculated after reduction for capital losses, which may only be offset against capital gains.

The capital gains tax discount is not available to Non-Australian Holders on gains in respect of Iris Energy Ordinary shares, where they were non-Australian residents during the entire holding period. Where Non-Australian Holders were Australian tax residents for some of the holding period, the capital gains tax discount percentage is reduced to account for the period of foreign residency during the entire holding period. Companies are not entitled to a capital gains tax discount.

Broadly, where there is a disposal of certain taxable Australian property, the purchaser will be required to withhold and remit to the Australian Taxation Office, or the ATO, 12.5% of the proceeds from the sale. A transaction is excluded from the withholding requirements in certain circumstances, including where the transaction is an on-market transaction conducted on an approved stock exchange, a securities lending, or the transaction is conducted using a broker operated crossing system. There may also be an exception to the requirement to withhold where a Non-Australian Holder provides a declaration that their Ordinary shares are not ‘indirect Australian real property interests’. The Non-Australian Holder may be entitled to receive a tax credit for the tax withheld by the purchaser which they may claim in their Australian income tax return.

Dual Residency

If a holder of Ordinary shares is a resident of both Australia and the United States under those countries’ domestic taxation laws, that holder may be subject to tax as an Australian resident. If, however, the holder is determined to be a U.S. resident for the purposes of the Double Taxation Convention between the United States and Australia, the Australian tax would be subject to limitation by the Double Taxation Convention. Holders should obtain specialist taxation advice in these circumstances.

General Australian Tax Matters

The below comments apply to both Australian Resident Holders and Non-Australian Holders.

Stamp Duty

No Australian stamp duty is payable on the issue, transfer and/or surrender of the Ordinary shares, provided that the securities issued, transferred and/or surrendered do not represent 90% or more of our issued shares.

Goods and Services Tax

No Australian GST will be payable on the supply of the Ordinary shares.

Subject to certain requirements, there may be a restriction on the entitlement of Iris Energy ordinary shareholders to claim an input tax credit for any GST incurred on costs associated with the acquisition or disposal of Iris Energy Ordinary shares (e.g. lawyer’s and accountants’ fees).

THE DISCUSSION ABOVE IS A SUMMARY OF THE AUSTRALIAN TAX CONSEQUENCES OF AN INVESTMENT IN OUR ORDINARY SHARES AND IS BASED UPON LAWS AND RELEVANT INTERPRETATIONS THEREOF IN EFFECT AS OF THE DATE OF THIS ANNUAL REPORT, ALL OF WHICH ARE SUBJECT TO CHANGE, POSSIBLY WITH RETROACTIVE EFFECT. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISER.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

The Company files reports, including annual reports on Form 20-F, furnishes current reports on Form 6-K and discloses other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. The SEC maintains a website that contains reports and information statements regarding issuers that file electronically with the SEC. Our reports (including this annual report) and information statements and other information about us can be downloaded from the SEC’s website at www.sec.gov or from the investor relations page on our website at https://irisenergy.co/. Information on our website is not incorporated by reference into or otherwise part of this annual report.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in foreign currency exchange rate risk.

Market Value of Bitcoin

Substantially all of our current business is focused on mining Bitcoin. Our revenue is primarily comprised of the value of Bitcoin rewards and transaction fees we earn by mining. As such, our operating results and financial condition are substantially affected by fluctuations and long-term trends in the value of Bitcoin. Bitcoin has its own unique dynamic in terms of valuation, reward rates and similar factors. Any of these factors could lead to material adverse changes in the market for Bitcoin, which could in turn result in substantial damage to or even the failure of our business.

A 10% increase or decrease in the market value of Bitcoin over the course of the fiscal year ended June 30, 2022, would have increased or decreased our revenue by $5.9 million for the year and would have had a material effect on our total revenue as at that date. However, given we sell Bitcoin to generate revenue and cover operating expenses, including capital expenditures, during the year, increases or decreases in the market value of Bitcoin would have resulted in increased or decreased total revenue for the year ended June 30, 2022. We are exposed to daily price risk on Bitcoin rewards we generate through contributing computing power to mining pools. Bitcoin rewards are liquidated on a daily basis in exchange for the USD or CAD market value thereof and no Bitcoin was held at the reporting period end. See “—Factors Affecting our Performance—Market Value of Bitcoin.”

Currency Risk

We present our financial statements in United States dollars, however, we undertake certain transactions denominated in foreign currency and are exposed to foreign currency risk through foreign exchange rate fluctuations. Foreign exchange risk arises from future commercial transactions and recognized financial assets and financial liabilities denominated in a currency that is not the entity’s functional currency. The risk is measured using sensitivity analysis and cash flow forecasting. The Company’s exposure to foreign currency risk arises when a Company entity holds a financial asset or liability in a currency other than the functional currency of that entity.

As of June 30, 2022, we had $124.2 million net exposure to the Canadian dollar, primarily in intercompany receivables. A strengthening or weakening of Canadian dollar exchange rate by 10% would increase the profit before tax by $23.4 million or decrease the profit before tax by $23.4 million, respectively.

As of June 30, 2022, we had $13.6 million negative net exposure to the U.S. dollar, primarily in cash and borrowings. A strengthening or weakening of the U.S. dollar exchange rate by 10% would decrease the profit before tax by $1.2 million or increase the profit before tax by $1.5 million, respectively.

As we continue our business expansion, we expect to face continued exposure to exchange rate risk from the Canadian and U.S. dollar.

Cost of Power Risk

Mining Bitcoin is a highly power-intensive process, with electrical power required both to operate the mining machines and to dissipate the significant amount of heat generated by operating the machines. In 2022, the cost of power represented 19% of our Bitcoin mining revenue. A 10% increase or decrease in the cost of power over the course of 2022 would have increased or decreased our loss before income tax expense by $1.1 million for the year.

Credit Risk

We are exposed to counterparty credit risk, from exchanges and mining pools. We mitigate this risk by maintaining relationships with various alternatives and transferring fiat currency to our Australian bank account on a regular basis.

Liquidity Risk

The Company is exposed to liquidity risk and is required to maintain sufficient liquid assets (mainly cash and cash equivalents) and available borrowing facilities to be able to pay contractual obligations as and when they become due and payable. The Company manages liquidity risk by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities. The Company regularly updates cash projections for changes in business and fluctuations in the Bitcoin price. Refer to the Financial Statements Going Concern section within Note 2 to our audited financial statements for the year ended June 30, 2022 for further information in relation to how the Company intends to meet its short-term contractual obligations. See also “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Going Concern.”

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

A.	Defaults

No matters to report.

B.	Arrears and Delinquencies

No matters to report.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.	Material Modifications to Instruments

Not applicable.

B.	Material Modifications to Rights

Not applicable.

C.	Withdrawal or Substitution of Assets

Not applicable.

D.	Change in Trustees or Paying Agents

Not applicable.

E.	Use of Proceeds

On November 19, 2021, we closed our initial public offering (“IPO”), pursuant to which we issued and sold 8,269,231 Ordinary shares at a public offering price of $28.00 per share, pursuant to a registration statement on Form F-1 (File No. 333-260488) (the “IPO Registration Statement”) that was declared effective by the SEC on November 16, 2021. J.P. Morgan Securities, Canaccord Genuity LLC and Citigroup Global Markets Inc. acted as joint book-running managers and representatives of the underwriters on our IPO.

We received net proceeds of approximately $215.3 million from our IPO. There has been no material change in our planned use of the net proceeds from the IPO as described in the final prospectus for the IPO dated November 18, 2022.

None of the net proceeds from the IPO were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities, or our affiliates.

ITEM 15.	CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

We have evaluated, with the participation of our Co-Chief Executive Officers and Chief Financial Officer, the effectiveness of our disclosure controls and procedures (as defined in Rule 139-15(e) under the Exchange Act) as of June 30, 2022. The Company’s disclosure controls and procedures are designed to provide reasonable assurance that the information we are required to disclose in the reports we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (2) accumulated and communicated to our management to allow timely decisions regarding required disclosures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on such evaluation, our Co-Chief Executive Officers and Chief Financial Officer concluded that, as of June 30, 2022, our disclosure controls and procedures were effective.

B.	Management’s Annual Report on Internal Control Over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

C.	Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

D.	Changes in Internal Control Over Financial Reporting

There has been no change to the Company’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The board has determined that David Bartholomew is an “audit committee financial expert” as such term is defined under the applicable regulations of the SEC and has the requisite accounting or related financial management expertise and financial sophistication under the applicable rules and regulations of the Nasdaq. The board has also determined that David Bartholomew is independent under Rule 10A-3 under the Exchange Act and the standards of the Nasdaq, for purposes of the Audit and Risk Committee.

ITEM 16B.	CODE OF ETHICS

In November 2021, we adopted a code of ethics that applies to all of our employees, officers and directors, including our executive officers, and posted the full text of our code of ethics on the investor relations section of our website, https://irisenergy.co/. We intend to disclose future amendments to our code of ethics, or any waivers of such code, on our website or in public filings. Information on our website is not incorporated by reference into or otherwise part of this annual report.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Armanino LLP has served as our principal independent registered public accounting firm for each of the two years ended June 30, 2022 and 2021.

The following table sets forth the fees billed to us by our independent registered public accounting firm during the years ended June 30, 2022 and 2021. Our independent registered public accounting firm was Armanino LLP for the years ended June 30, 2022 and 2021.

	Year Ended June 30,
	2022	2021
	(in $ thousands)
Audit fees	515	200
Audit-related fees	126	50
Tax fees	-	-
All other fees	-	-
Total	641	250

Audit Fees

Audit fees are fees billed for professional services rendered by the principal accountant for the audit of the registrant’s annual combined financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

Audit-Related Fees

Audit-related fees are fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and not reported under the previous category. These services would include, among others: accounting consultations, U.S. Sarbanes-Oxley Act of 2002 assessments, and audits in connection with acquisitions, internal control reviews, attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards. They also include fees for assurance reporting on our current and historical financial information included in our SEC registration statement in connection with our initial public offering and also fees for the review of the interim financial information in connection with our initial public offering.

Tax Fees

Tax fees are fees billed for professional services for tax due diligence and tax consultations.

All Other Fees

In 2022 and 2021, there were no other fees.

Audit Committee Pre-Approval Policies and Procedures

Our audit committee is responsible for pre-approving audit and non-audit services provided to us by our independent registered public accounting firm. All of the non-audit services provided to us by the independent auditors in following the formation of our audit committee were pre-approved by the audit committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the year ended June 30, 2022, no purchases of our equity securities were made by or on behalf of the Company or any affiliated purchaser.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Foreign Private Issuer Status

As a “foreign private issuer,” as defined by the SEC, we are permitted to follow home country corporate governance practices instead of certain corporate governance practices required by the Nasdaq for U.S. domestic issuers. While we intend to follow most Nasdaq corporate governance listing standards, we intend to follow Australian law for certain corporate governance practices in lieu of Nasdaq corporate governance listing standards as follows:

•	exemption from the requirement to have a compensation committee and a nominating and corporate governance committee composed solely of independent members of the board of directors;

•
exemption from quorum requirements applicable to meetings of shareholders under Nasdaq rules. In accordance with generally accepted business practice and Australian law, our Constitution provides quorum requirements that are generally applicable to meetings of shareholders under Australian law (see Exhibit 2.1 “Description of Securities registered under Section 12 of the Exchange Act” to this annual report for more detail);

•
exemption from the Nasdaq corporate governance listing standards applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq corporate governance listing standards, as permitted by the foreign private issuer exemption; and

•	exemption from the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of employee share plans.

We intend to follow our home country, Australia, practices in lieu of the foregoing requirements. Although we currently rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 series and Rule 5220(d), we must comply with Nasdaq’s Notification of Noncompliance requirement (Nasdaq Rule 5625) and the Voting Rights requirement (Nasdaq Rule 5640). Further, we must have an audit committee that satisfies Nasdaq Rule 5605(c)(3), which addresses audit committee responsibilities and authority and requires that the audit committee consist of members who meet the independence requirements of Nasdaq Rule 5605(c)(2)(A)(ii).

Although we currently comply with the Nasdaq corporate governance rules applicable other than as noted above, we may in the future decide to use the foreign private issuer exemption with respect to some or all of any other Nasdaq corporate governance rules where we are permitted to follow our home country governance requirements in lieu of such Nasdaq rules.

Because we are a foreign private issuer, our officers, directors and principal shareholders are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18.	FINANCIAL STATEMENTS

See our audited consolidated financial statements beginning at page F-1.

ITEM 19.	EXHIBITS

The following documents are filed as part of this annual report:

Exhibit No.	Exhibit
2.1**	Description of Securities registered under Section 12 of the Exchange Act.

3.1*	Constitution of the Registrant (incorporated herein by reference to Exhibit 3.2 to the Company’s Registration Statement on Form F-1 (File No. 333-260488) filed with the SEC on October 25, 2021).

3.2*
Certificate of Registration on Change of Name and Conversion to a Public Company dated October 7, 2021 (incorporated herein by reference to Exhibit 3.3 to the Company’s Registration Statement on Form F-1 (File No. 333-260488) filed with the SEC on October 25, 2021).

8.1**	List of subsidiaries of the Registrant.

10.1*+
2021 Non-Executive Director Option Plan, and forms of award agreements thereunder (incorporated herein by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (File No. 333-260488) filed with the SEC on October 25, 2021).

10.2*+
Form of Indemnification Agreement entered into by and between Iris Energy Limited and each director and executive officer (incorporated herein by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (File No. 333-260488) filed with the SEC on October 25, 2021).

12.1**	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Co-Chief Executive Officer.

12.2**	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Co-Chief Executive Officer.

12.3**	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer.

13.1**	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Co-Chief Executive Officer.

13.2**	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Co-Chief Executive Officer.

13.3**	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer.

15.1**	Consent of Armanino LLP

101.INS	Inline XBRL Instance Document. (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document).

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the inline XBRL document).

*	Incorporated by reference.
**	Filed with this annual report on Form 20-F.
+	Indicates management contract or compensatory plan.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

IRIS ENERGY LIMITED

September 13, 2022

By:	/s/ Daniel Roberts
Name: Daniel Roberts
Title: Co-Chief Executive Officer and Director

By:	/s/ William Roberts
Name: William Roberts
Title: Co-Chief Executive Officer and Director

By:	/s/ Belinda Nucifora
Name: Belinda Nucifora
Title: Chief Financial Officer

Iris Energy Limited

Consolidated Financial Statements - 30 June 2022

Iris Energy Limited
Contents
30 June 2022

Iris Energy Limited
Report of independent registered public accounting firm

Armanino LLP 15950 N. Dallas Parkway Suite 600 Dallas, TX 75248-6685 972 661 1843 main armaninoLLP.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Shareholders of Iris Energy Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Iris Energy Limited (the “Group”) as of June 30, 2022, 2021, and 2020 and the related consolidated statements of profit or loss and other comprehensive income (loss), changes in equity, and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of June 30, 2022, 2021, and 2020 and the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Going Concern Uncertainty

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, significant uncertainties exist about the Group’s ability to generate positive free cash flow and raise sufficient capital to fund outstanding purchase commitments. These conditions raise substantial doubt about the Group’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments.  The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Accounting for and Disclosure of Bitcoin Mining Revenue

Critical Audit Matter Description

As disclosed in Note 2, the Group recognizes revenue in accordance with IFRS 15, Revenue from Contracts with Customers. The Group operates data center infrastructure supporting the verification and validation of Bitcoin blockchain transactions in exchange for Bitcoin, referred to as Bitcoin mining. The Group has entered into arrangements with mining pools, whereby computing power is directed to the mining pools in exchange for non-cash consideration in the form of Bitcoin. The provision of computing power is the only performance obligation in the contract with the mining pool operators. Bitcoin mining revenue comprises of the block reward and transaction fees bundled together in a gross daily deposit of Bitcoin into the Group’s exchange wallet. Bitcoin received from the mining pool operator are remitted to the pool participants’ wallets net of the fees of the mining pool operator. The mining pool operator fees are reflected in the quantity of Bitcoin received by the Group and recorded as a reduction in Bitcoin mining revenue.

We identified the accounting for and disclosure of Bitcoin mining revenue as a critical audit matter due to the following factors:

•	Significant judgement in the determination of how existing IFRS should be applied in the accounting for and disclosure of Bitcoin mining revenue
•	Complexities involved in auditing completeness and occurrence of the revenue recognized

Given these factors, the related audit effort in evaluating management’s judgments was extensive and required a high degree of auditor judgment.

How the Critical Audit Matter Was Addressed in the Audit

Our principal audit procedures related to the Group’s accounting for and disclosure of Bitcoin mining revenue included the following:

•
Evaluated management’s rationale for the application of IFRS 15 to account for its Bitcoin awards earned, which included evaluating the provisions of the contract between the Group and the mining pools;

•	Evaluated management’s disclosures of its Bitcoin mining activity in the consolidated financial statements;
•	Independently confirmed key financial and performance data directly with the blockchain network, the cryptocurrency exchange, and the mining pools;
•	Tested a sample of Bitcoin awards and the corresponding cash settlement using the third-party exchange data, the blockchain network, and the Group’s bank statements; and
•	Performed certain substantive analytical procedures to determine completeness and occurrence of digital assets earned by the Group as consideration for services rendered.

Valuation (Impairment) of Non-financial Assets other than Goodwill

Critical Audit Matter Description

As disclosed in Note 3, the Group assesses impairment of non-financial assets other than goodwill at each reporting date by evaluating conditions specific to the Group and to the particular asset that may lead to impairment. If an impairment trigger exists, the recoverable amount of the asset is determined. This involves assessing the value of the asset at FVLCOD or using VIU models, which incorporate a number of key estimates and assumptions.

We identified the valuation (impairment) of non-financial assets other than goodwill as a critical audit matter due to the following factors:

•	Estimating the future cash inflows and outflows to be derived from continuing use of the asset and from its ultimate disposal.
•	Developing significant assumptions such as future Bitcoin prices, global hash rate, and electricity costs.
•	Applying the appropriate discount rate to future cash flows.

Given these factors and assumptions are forward-looking and could be affected by future economic and market conditions, the related audit effort to evaluate management’s impairment analysis was extensive and required a high degree of auditor judgment.

How the Critical Audit Matter Was Addressed in the Audit

Our principal audit procedures related to the Group’s impairment methodology included the following:

•	With the assistance of our valuation specialists, evaluated the reasonableness of managements forecast methodology, calculations, and certain assumptions, such as the discount rate;
•	Inquired with the management team and evaluated the adequacy of management’s forecasts by comparing all significant assumptions to historical performance and current industry trends; and
•	Performed sensitivity analyses over significant assumptions to evaluate the changes in valuation that would result from changes in the assumptions.

/s/ ArmaninoLLP
Dallas, Texas

September 13, 2022

We have served as the Group’s auditor since 2021.

Iris Energy Limited
Consolidated statements of profit or loss and other comprehensive income
For the year ended 30 June 2022

		Consolidated
	Note	Year ended 30 June 2022	Year ended 30 June 2021 (restated*)	Year ended 30 June 2020 (restated*)
		US$'000	US$'000	US$'000
Revenue
Bitcoin mining revenue		59,037	7,898	2,174
Other income	5	12	590	16
Expenses
Depreciation	6	(7,741)	(1,252)	(757)
Electricity charges		(10,978)	(2,654)	(1,306)
Employee benefits expense		(7,448)	(2,221)	(920)
Share-based payments expense	31	(13,896)	(805)	(179)
Impairment of assets		(167)	(432)	-
Loss on disposal of assets		-	(202)	-
Professional fees		(6,807)	(980)	(521)
Other operating expenses	7	(11,705)	(466)	(183)

Operating profit/(loss)		307	(524)	(1,676)

Finance expense	8	(425,441)	(61,175)	(102)
Interest income		79	6	3
Foreign exchange gain/(loss)		8,009	2,542	(367)

Loss before income tax expense		(417,046)	(59,151)	(2,142)

Income tax expense	9	(2,724)	(1,239)	-

Loss after income tax expense for the year		(419,770)	(60,390)	(2,142)

Other comprehensive income/(loss)

Items that may be reclassified subsequently to profit or loss
Foreign currency translation		(23,553)	1,313	546

Other comprehensive income/(loss) for the year, net of tax		(23,553)	1,313	546

Total comprehensive loss for the year		(443,323)	(59,077)	(1,596)

		Cents	Cents	Cents

Basic earnings per share	24	(1,025.30)	(292.74)	(13.29)

Diluted earnings per share	24	(1,025.30)	(292.74)	(13.29)

The above consolidated statements of profit or loss and other comprehensive income/(loss) should be read in conjunction with the accompanying notes.

*	Prior period comparative information has been restated due to a voluntary change in the Group’s presentation currency from AUD to USD, refer to note 2 for further details.

Iris Energy Limited
Consolidated statements of financial position
As at 30 June 2022

		Consolidated
	Note	30 June 2022	30 June 2021 (restated*)	30 June 2020 (restated*)
		US$'000	US$'000	US$'000
Assets

Current assets
Cash and cash equivalents	10	109,970	38,990	1,956
Other receivables	11	23,654	793	331
Prepayments and deposits	13	26,630	647	283
Total current assets		160,254	40,430	2,570

Non-current assets
Property, plant and equipment	14	247,562	15,935	8,038
Right-of-use assets	15	1,253	1,404	397
Goodwill	16	634	659	568
Deferred tax assets	9	2,235	911	-
Mining hardware prepayments	12	158,184	75,129	-
Other assets		338	-	-
Total non-current assets		410,206	94,038	9,003

Total assets		570,460	134,468	11,573

Liabilities

Current liabilities
Borrowings	17	60,484	71,983	1,961
Embedded derivatives	18	-	96,721	-
Income tax		1,204	533	-
Employee benefits		2,136	109	43
Trade and other payables	20	18,813	1,118	751
Provisions	19	2,469	-	-
Total current liabilities		85,106	170,464	2,755

Non-current liabilities
Borrowings	17	47,803	11,840	-
Deferred tax liabilities	9	189	1,618	-
Total non-current liabilities		47,992	13,458	-

Total liabilities		133,098	183,922	2,755

Equity
Issued capital	21	926,581	10,338	10,338
Reserves	22	(6,814)	2,843	725
Accumulated losses		(482,405)	(62,635)	(2,245)

Total equity/(deficit)		437,362	(49,454)	8,818

Total liabilities and equity		570,460	134,468	11,573

The above consolidated statements of financial position should be read in conjunction with the accompanying notes.

*	Prior period comparative information has been restated due to a voluntary change in the Group’s presentation currency from AUD to USD, refer to note 2 for further details.

Iris Energy Limited
Consolidated statements of changes in equity
For the year ended 30 June 2022

	Issued capital (restated*)	Reserves (restated*)	Accumulated losses (restated*)	Total equity (restated*)
Consolidated	US$'000	US$'000	US$'000	US$'000

Balance as at 1 July 2019	1,848	-	(103)	1,745

Loss after income tax expense for the year	-	-	(2,142)	(2,142)
Other comprehensive income for the year, net of tax	-	546	-	546

Total comprehensive income/(loss) for the year	-	546	(2,142)	(1,596)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs (note 21)	2,394	-	-	2,394
Share-based payments (note 31)	-	179	-	179
Conversion of SAFE notes (note 21)	4,163	-	-	4,163
Shares issued as part of business combination	1,933	-	-	1,933
				-
Balance as at 30 June 2020	10,338	725	(2,245)	8,818

	Issued capital (restated*)	Reserves (restated*)	Accumulated losses (restated*)	Total equity (restated*)
Consolidated	US$'000	US$'000	US$'000	US$'000

Balance as at 1 July 2020	10,338	725	(2,245)	8,818

Loss after income tax expense for the year	-	-	(60,390)	(60,390)
Other comprehensive income for the year, net of tax	-	1,313	-	1,313

Total comprehensive income/(loss) for the year	-	1,313	(60,390)	(59,077)

Transactions with owners in their capacity as owners:
Share-based payments (note 31)	-	805	-	805

Balance as at 30 June 2021	10,338	2,843	(62,635)	(49,454)

	Issued capital	Reserves	Accumulated losses	Total equity/ (deficit)
Consolidated	US$'000	US$'000	US$'000	US$'000

Balance as at 1 July 2021	10,338	2,843	(62,635)	(49,454)

Loss after income tax expense for the year	-	-	(419,770)	(419,770)
Other comprehensive loss for the year, net of tax	-	(23,553)	-	(23,553)

Total comprehensive loss for the year	-	(23,553)	(419,770)	(443,323)

Transactions with owners in their capacity as owners:
Share-based payments (note 31)	-	13,896	-	13,896
Issue of ordinary shares (net of capital raise costs) (note 21)	220,683	-	-	220,683
Conversion of hybrid financial instruments (note 21)	695,383	-	-	695,383
Share-based payments, prepaid in advance (note 21)	177	-	-	177

Balance as at 30 June 2022	926,581	(6,814)	(482,405)	437,362

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

*	Prior period comparative information has been restated due to a voluntary change in the Group’s presentation currency from AUD to USD, refer to note 2 for further details.

Iris Energy Limited
Consolidated statements of cash flows
For the year ended 30 June 2022

		Consolidated
		Year ended 30 June 2022	Year ended 30 June 2021 (restated*)	Year ended 30 June 2020 (restated*)
	Note	US$'000	US$'000	US$'000
Cash flows from operating activities
Receipts from Bitcoin mining activities		59,037	7,898	2,174
Payments for electricity, suppliers and employees (inclusive of GST)		(32,231)	(6,400)	(3,180)

		26,806	1,498	(1,006)
Interest received		4	6	3
Other income received		-	590	16
Interest paid		(5,253)	(333)	-

Net cash from/(used in) operating activities	29	21,557	1,761	(987)

Cash flows from investing activities
Payments for property, plant and equipment		(83,654)	(7,300)	(3,914)
Prepayments for mining hardware		(210,593)	(73,815)	-
Payments for right-of-use assets		-	-	(160)
Prepayments and deposits		(22,038)	(250)	(149)
Advancement of loan		(1,870)	-	-
Proceeds from disposal of property, plant and equipment		40	2	-

Net cash used in investing activities		(318,115)	(81,363)	(4,223)

Cash flows from financing activities
Proceeds from issue of shares		-	-	2,684
Proceeds from hybrid financial instruments		107,845	105,662	4,163
Capital raising costs		(4,212)	-	(290)
Advance payment in relation to share-based payments		-	-	168
Proceeds from mining hardware finance		65,200	17,084	-
Repayment of borrowings		(12,120)	(2,118)	-
Proceeds (net of underwriting fees) from Initial Public Offering	21	215,331	-	-
Payment of borrowing transaction costs		-	(2,569)	-
Repayment of lease liabilities		(6)	(34)	-

Net cash from financing activities		372,038	118,025	6,725

Net increase in cash and cash equivalents		75,480	38,423	1,515
Cash and cash equivalents at the beginning of the financial year		38,990	1,956	83
Effects of exchange rate changes on cash and cash equivalents		(4,500)	(1,389)	358

Cash and cash equivalents at the end of the financial year	10	109,970	38,990	1,956

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

*	Prior period comparative information has been restated due to a voluntary change in the Group’s presentation currency from AUD to USD, refer to note 2 for further details.

Iris Energy Limited
Notes to the consolidated financial statements
30 June 2022

Note 1.  General information

The consolidated financial statements cover Iris Energy Limited as a Group consisting of Iris Energy Limited (‘Company’ or ‘Parent Entity’) and the entities it controlled at the end of, or during, the year (collectively, the ‘Group’).

Iris Energy Limited was previously known as Iris Energy Pty Ltd until 7 October 2021, when it converted to an Australian public unlisted company limited by shares. Iris Energy Limited is incorporated and domiciled in Australia. Its registered office and principal place of business are:

Registered office	Principal place of business

c/o Pitcher Partners	Level 12, 44 Market Street
Level 13, 664 Collins Street	Sydney NSW 2000
Docklands VIC 3008	Australia
Australia

The Group completed an initial public offering (‘IPO’) on 17 November 2021. The IPO was led by lead book-runners J.P. Morgan, Canaccord Genuity and Citigroup, and raised total gross proceeds of $231,538,468.

The Group is an owner and operator of institutional-grade, highly efficient proprietary Bitcoin mining data centers powered by renewable energy.

The consolidated financial statements were authorized for issue, in accordance with a resolution of Directors, on 13 September 2022. The Directors have the power to amend and reissue the consolidated financial statements.

Reverse share split
On 4 November 2021, the Company effected a 1-for-5 reverse share split of its ordinary shares. Unless otherwise indicated, the per ordinary share information has been retroactively adjusted to reflect the 1-for-5 reverse share split.

Note 2.  Significant accounting policies

The principal accounting policies adopted in the preparation of the consolidated financial statements are set out below.

Going concern
The Group has determined there is material uncertainty that may cast significant doubt on the Group’s ability to continue as a going concern but has concluded it is appropriate to prepare the consolidated financial statements on a going concern basis which contemplates continuity of normal business activities, the realization of assets and settlement of liabilities in the ordinary course of business. The operating cashflows generated by the Group are inherently linked to several key uncertainties and risks including, but not limited to, volatility associated with the economics of Bitcoin mining and the ability of the Group to execute its business plan.

For the year ended 30 June 2022, the Group incurred a loss after tax of $419,770,000 (2021: $60,390,000) and net operating cash inflows of $21,557,000 (2021: $1,761,000). As at 30 June 2022, the Group had net current assets of $75,148,000 (2021: net current liabilities of $130,034,000) and net assets of $437,362,000 (2021: net liabilities of $49,454,000).

As further background, the Group’s miners are designed specifically to mine Bitcoin and its future success will depend in a large part upon the value of Bitcoin, and any sustained decline in Bitcoin’s value could adversely affect the business and results of operations. Specifically, the revenues from Bitcoin mining operations are predominantly based upon two factors: (i) the number of Bitcoin rewards that are successfully mined and (ii) the value of Bitcoin. A continued decline in the market price of Bitcoin, an increase in the difficulty of Bitcoin mining, changes in the regulatory environment and/or adverse changes in other inherent risks would significantly negatively impact the Group’s operations. Due to the volatility of the Bitcoin price and the effects of possible changes in the other aforementioned factors, there can be no guarantee that future mining operations will be profitable.

*	Prior period comparative information has been restated due to a voluntary change in the Group’s presentation currency from AUD to USD, refer to note 2 for further details.

Iris Energy Limited
Notes to the consolidated financial statements
30 June 2022
Note 2.  Significant accounting policies (continued)
The strategy to mitigate these risks and uncertainties is to execute a business plan aimed at continued security, operational efficiency, revenue growth, improving overall mining profit, managing operating expenses and working capital requirements, maintaining capital expenditure optionality, and securing additional financing, as needed, through one or more debt and/or equity capital raisings.

The Group can wind down its operations (including not acquiring any additional mining hardware and/or incurring the associated infrastructure growth capital expenditure) in the event of unfavourable pricing in Bitcoin. The continuing viability of the Group and its ability to continue as a going concern and meet its debts and commitments as they fall due are therefore significantly dependent upon several factors. These factors have been considered in preparing a cash flow forecast over the next 12 months to consider the going concern of the Group. The key considerations include:

●	A base case scenario assuming current Bitcoin prices and global hashrate for the next 12 months, which has been considered at various bitcoin and hashrate scenarios;

●
The completion of key construction projects including the commissioning of the 50MW site at Prince George, British Columbia, an additional 30MW at Mackenzie, British Columbia (currently 50MW capacity) and energization at Childress, Texas;

●
As at 30 June 2022, the Group held $158,184,000 in prepayments made to Bitmain Technologies Limited (‘Bitmain’) for future mining hardware deliveries. $30,127,000 of this prepayment balance relates to a portion of deliveries assumed to increase the Group’s operating capacity to 4.3 EH/s by the end of the quarter ending 31 December 2022;

●
On 1 August 2022, the Group announced that it had reached agreement with Bitmain to ship an additional 1.7 EH/s of miners, which is assumed to increase the Group’s operating capacity to 6.0 EH/s before the end of the fiscal year 2023. The agreement utilizes $46,006,000(1) of prepayments, along with $5,869,000 of cash on hand. This additional 1.7 EH/s is now fully paid for by the Group (excluding shipping and taxes). Refer to Note 34 for further information;

●
Utilization of the remaining $82,051,000(2) of prepayments, and the timing and volume of any additional future miner deliveries (i.e. beyond the 6.0 EH/s outlined above) continue to be subject to ongoing discussions with Bitmain. For the purposes of this going concern assessment, the Group does not currently expect to make upcoming payments under the relevant contract with Bitmain; and

●
The Group does not currently have any corporate level debt outstanding. For the purposes of this going concern assessment, all existing limited-recourse financing facilities are assumed to be repaid in line with the contractual terms.

These key assumptions have been considered using a range of historic Bitcoin price and global hashrate scenarios. The Group aims to maintain a degree of flexibility in both operating and capital expenditure cashflow management where it practicably makes sense, including ongoing internal cashflow monitoring and projection analysis performed to identify potential liquidity risks arising and to be able to respond accordingly.

As a result, the Group has concluded there is material uncertainty related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern and, therefore, that it may be unable to realize its assets and discharge its liabilities in the normal course of business. However, the Group considers that it will be successful in the above matters and will have adequate cash reserves to enable it to meet its obligations for at least one year from the date of approval of the consolidated financial statements, and, accordingly, has prepared the consolidated financial statements on a going concern basis.

(1)	The cash payment made by the Canadian subsidiary of the Group was $46,670,000. The retranslated balance of the prepayment as at 30 June 2022 is $46,006,000.
(2)	The cash payment made by the Canadian subsidiary of the Group was $83,340,000. The retranslated balance of the prepayment as at 30 June 2022 is $82,051,000.

*	Prior period comparative information has been restated due to a voluntary change in the Group’s presentation currency from AUD to USD, refer to note 2 for further details.

Iris Energy Limited
Notes to the consolidated financial statements
30 June 2022
Note 2.  Significant accounting policies (continued)
Basis of preparation
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’).

Historical cost convention
The consolidated financial statements have been prepared under the historical cost convention, except for the revaluation of financial assets and liabilities at fair value through profit or loss.

Critical accounting estimates
The preparation of the consolidated financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in note 3.

Principles of consolidation
The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Iris Energy Limited as at 30 June 2022 and 30 June 2021 and the results of all subsidiaries for the years ended 30 June 2022, 30 June 2021, and 30 June 2020.

Subsidiaries are all those entities over which the Group has control (as listed in note 28). The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

Intercompany transactions, balances and unrealized gains on transactions between entities in the Group are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries align to the policies adopted by the Group.

The acquisition of subsidiaries is accounted for using the acquisition method of accounting. A change in ownership interest, without the loss of control, is accounted for as an equity transaction, where the difference between the consideration transferred and the book value of the share of the non-controlling interest acquired is recognized directly in equity attributable to the parent.

Where the Group loses control over a subsidiary, it derecognizes the assets including goodwill, liabilities and non-controlling interest in the subsidiary, together with any cumulative translation differences recognized in equity. The Group recognizes the fair value of the consideration received and the fair value of any investment retained together with any gain or loss in profit or loss.

Operating segments
Operating segments are presented using the ‘management approach’, where the information presented is on the same basis as the internal reports provided to the Chief Operating Decision Makers (‘CODM’). The CODM is responsible for the allocation of resources to operating segments and assessing their performance.

*	Prior period comparative information has been restated due to a voluntary change in the Group’s presentation currency from AUD to USD, refer to note 2 for further details.

Iris Energy Limited
Notes to the consolidated financial statements
30 June 2022
Note 2.  Significant accounting policies (continued)

Functional and presentation currency
The Directors have elected to change the Group’s presentation currency from Australian dollars (‘A$’) to United States dollars (‘$’, ‘US$’ or ‘US dollars’) effective from 1 July 2021. The change in presentation currency is a voluntary change which is accounted for retrospectively. All other accounting policies are consistent with those adopted in the annual financial report for the year ended 30 June 2021. The consolidated financial statements have been restated to US dollars using the procedures outlined below:

●
Statement of profit or loss and other comprehensive income and statement of cash flows for each Group entity have been consolidated into US dollars using average foreign currency rates prevailing for the relevant period.

●	Assets and liabilities in the consolidated statement of financial position have been translated into US dollars at the closing foreign currency rates on the relevant balance sheet dates.

●
The equity section of the consolidated statement of financial position, including foreign currency translation reserve, accumulated losses, issued capital and the other reserves, have been translated into US dollars using historical rates.

●	Earnings per share and dividend disclosures have also been restated to US dollars to reflect the change in presentation currency.

The functional currency of the Parent Entity is Australian dollars, whilst the presentation currency of the Group is now in US dollars. Some subsidiaries have a functional currency other than Australian dollars, which is translated to the presentation currency.

Transactions in currencies other than an entity’s functional currency are initially recorded in the functional currency by applying the exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in currencies other than an entity’s functional currency are retranslated at the foreign exchange rate ruling at the reporting date. Foreign exchange differences arising on translation are recognized in the statement of profit and loss.

Non-monetary assets and liabilities that are measured in terms of historical cost in currencies other than an entity’s functional currency are translated using the exchange rate at the date of the initial transaction.

Foreign operations
The assets and liabilities of foreign operations are translated into US dollars using the relevant exchange rates at the reporting date. The revenues and expenses of foreign operations are translated into US dollars using the average exchange rates, which approximate the rates at the dates of the transactions, for the period. All resulting foreign exchange differences are recognized in other comprehensive income/(loss) through the foreign currency translation reserve in equity.

The foreign currency translation reserve is recognized in profit or loss when the foreign operation or net investment is disposed of.

Revenue and other income recognition
The Group recognizes revenue and other income as follows:

Revenue from contracts with customers
Revenue is recognized at an amount that reflects the consideration to which the Group is expected to be entitled in exchange for transferring goods or services to a customer. For each contract with a customer, the Group: identifies the contract with a customer; identifies the performance obligations in the contract; determines the transaction price which takes into account estimates of variable consideration and the time value of money; allocates the transaction price to the separate performance obligations on the basis of the relative stand-alone selling price of each distinct good or service to be delivered; and recognizes revenue when or as each performance obligation is satisfied in a manner that depicts the transfer to the customer of the goods or services promised.

*	Prior period comparative information has been restated due to a voluntary change in the Group’s presentation currency from AUD to USD, refer to note 2 for further details.

Iris Energy Limited
Notes to the consolidated financial statements
30 June 2022
Note 2.  Significant accounting policies (continued)
Bitcoin mining revenue
The Group operates data center infrastructure supporting the verification and validation of Bitcoin blockchain transactions in exchange for Bitcoin, referred to as Bitcoin mining. The Group has entered into arrangements with mining pools, whereby computing power is directed to the mining pools in exchange for non-cash consideration in the form of Bitcoin. The provision of computing power is the only performance obligation in the contract with the mining pool operators.

In certain mining pools that, the Group participated in during the year ended 30 June 2020, the amount of reward for computing power depends on the pool’s success in mining blocks. In this type of pool, the total Bitcoin mined by the pool is distributed daily to the pool participant’s, net of the fees of the mining pool operator.

In other pools that, the Group participated in during the years ended 30 June 2020, 30 June 2021 and 30 June 2022, the Group is not directly exposed to the pool’s success in mining blocks. The Group is rewarded in Bitcoin for the hashrate it contributes to these mining pools. The reward for the hashrate contributed by the Group is based on the current network difficulty and global daily revenues from transaction fees, less mining pool fees.

Bitcoin mining revenue comprises of the block reward and transaction fees bundled together in a gross daily deposit of Bitcoin into the Group’s exchange wallet. Bitcoin received from the mining pool operator are remitted to the pool participants’ wallets net of the fees of the mining pool operator. The mining pool operator fees are reflected in the quantity of Bitcoin received by the Group and recorded as a reduction in Bitcoin mining revenue.

The Group measures the non-cash consideration received at the fair market value of the Bitcoin received. Management estimates fair value, on a daily basis, as the quantity of Bitcoin received multiplied by the price quoted on www.coinmarketcap.com (‘Coinmarketcap’) on the day it was received. Management considers the prices quoted on Coinmarketcap to be a level 1 input under IFRS 13 Fair Value Measurement. The Group did not hold any Bitcoin on hand as at 30 June 2022 (30 June 2021: Nil).

Other income
Other income is recognized when it is received or when the right to receive payment is established.

Income tax
The income tax expense for the period is the tax payable on that period’s taxable income based on the applicable income tax rate for each jurisdiction, adjusted by the changes in deferred tax assets and liabilities attributable to temporary differences, unused tax losses and the adjustment recognized for prior periods, where applicable.

Deferred tax assets and liabilities are recognized for temporary differences at the tax rates expected to be applied when the assets are recovered or liabilities are settled, based on those tax rates that are enacted or substantively enacted, except for:

●
when the deferred income tax asset or liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting nor taxable profits; or

●
when the taxable temporary difference is associated with interests in subsidiaries, associates or joint ventures, and the timing of the reversal can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognized for deductible temporary difference only if the Group considers it probable that future taxable amounts will be available to utilize those temporary differences and losses.

The carrying amount of recognized and unrecognized deferred tax assets are reviewed at each reporting date. Deferred tax assets recognized are reduced to the extent that it is no longer probable that future taxable profits will be available for the carrying amount to be recovered. Previously unrecognized deferred tax assets are recognized to the extent that it is probable that there are future taxable profits available to recover the asset.

Deferred tax assets and liabilities are offset only where there is a legally enforceable right to offset current tax assets against current tax liabilities and deferred tax assets against deferred tax liabilities; and they relate to the same taxable authority on either the same taxable entity or different taxable entities which intend to settle simultaneously.

*	Prior period comparative information has been restated due to a voluntary change in the Group’s presentation currency from AUD to USD, refer to note 2 for further details.

Iris Energy Limited
Notes to the consolidated financial statements
30 June 2022
Note 2.  Significant accounting policies (continued)
Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. These uncertainties may require management to adjust expectations based on changes in circumstances, which may impact the amount of deferred tax assets and deferred tax liabilities recognized in the statement of financial position and the amount of other tax losses and temporary differences not recognized. In such circumstances, some or all of the carrying amounts of recognized deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to the consolidated statement of profit or loss and other comprehensive income/(loss).

Current and non-current classification
Assets and liabilities are presented in the consolidated statement of financial position based on current and non-current classification.

An asset is classified as current when it is either expected to be realized or intended to be sold or consumed in the Group’s normal operating cycle; it is held primarily for the purpose of trading; it is expected to be realized within 12 months after the reporting period; or the asset is cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least 12 months after the reporting period. All other assets are classified as non-current.

A liability is classified as current when it is either expected to be settled in the Group’s normal operating cycle; it is held primarily for the purpose of trading; it is due to be settled within 12 months after the reporting period; or there is no unconditional right to defer the settlement of the liability for at least 12 months after the reporting period. All other liabilities are classified as non-current. Deferred tax assets and liabilities are always classified as non-current.

Cash and cash equivalents
Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Other receivables
Other receivables are recognized at amortized cost, less any allowance for expected credit losses.

Investments and other financial assets
Investments and other financial assets are initially measured at fair value. Transaction costs are included as part of the initial measurement, except for financial assets at fair value through profit or loss. Such assets are subsequently measured at either amortized cost or fair value depending on their classification. Classification is determined based on both the business model within which such assets are held and the contractual cash flow characteristics of the financial asset unless an accounting mismatch is being avoided.

Financial assets are derecognized when the rights to receive cash flows have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership. When there is no reasonable expectation of recovering part or all of a financial asset, its carrying value is written off.

Financial assets at amortized cost
A financial asset is measured at amortized cost only if both of the following conditions are met: (i) it is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and (ii) the contractual terms of the financial asset represent contractual cash flows that are solely payments of principal and interest.

Impairment of financial assets
The Group recognizes a loss allowance for expected credit losses on financial assets which are either measured at amortized cost or fair value through other comprehensive income. The measurement of the loss allowance depends upon the Group’s assessment at the end of each reporting period as to whether the financial instrument’s credit risk has increased significantly since initial recognition, based on reasonable and supportable information that is available, without undue cost or effort to obtain.

*	Prior period comparative information has been restated due to a voluntary change in the Group’s presentation currency from AUD to USD, refer to note 2 for further details.

Iris Energy Limited
Notes to the consolidated financial statements
30 June 2022
Note 2.  Significant accounting policies (continued)

Where there has not been a significant increase in exposure to credit risk since initial recognition, a 12-month expected credit loss allowance is estimated. This represents a portion of the asset’s lifetime expected credit losses that is attributable to a default event that is possible within the next 12 months. Where a financial asset has become credit impaired or where it is determined that credit risk has increased significantly, the loss allowance is based on the asset’s lifetime expected credit losses. The amount of expected credit loss recognized is measured on the basis of the probability weighted present value of anticipated cash shortfalls over the life of the instrument discounted at the original effective interest rate.

Property, plant and equipment
Property, plant and equipment is stated at historical cost less accumulated depreciation and impairment. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Depreciation is calculated on a straight-line basis to write off the net cost of each item of property, plant and equipment (excluding land) over their expected useful lives as follows:

Buildings	20 years
Plant and equipment	3-7 years
Mining hardware	4 years

The residual values, useful lives and depreciation methods are reviewed, and adjusted if appropriate, at each reporting date.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

An item of property, plant and equipment is derecognized upon disposal or when there is no future economic benefit to the Group. Gains and losses between the carrying amount and the disposal proceeds are taken to profit or loss.

Assets under construction consist of capitalized site preparation fees and buildings (including data centers) currently being built. Assets under construction are not depreciated until they are available for use. Once an asset becomes available for use, it is transferred to another category within property, plant and equipment and depreciated over its useful economic life.

Mining hardware includes both installed hardware units and units that have been delivered but are in storage, yet to be installed. Depreciation of mining hardware commences once units are onsite and available for use.

Repair and maintenance costs incurred in connection with planned major maintenance activities are expensed to ‘other expenses’ in profit or loss.

Leases
The Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets.

A right-of-use asset is recognized at the commencement date of a lease. The right-of-use asset is measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of the right-of-use assets includes the amount of the lease liability recognized, adjusted for, as applicable, any lease payments made at or before the commencement date net of any lease incentives received, any initial direct costs incurred, and, except where included in the cost of inventories, an estimate of costs expected to be incurred for dismantling and removing the underlying asset, and restoring the site or asset. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets.

*	Prior period comparative information has been restated due to a voluntary change in the Group’s presentation currency from AUD to USD, refer to note 2 for further details.

Iris Energy Limited
Notes to the consolidated financial statements
30 June 2022
Note 2.  Significant accounting policies (continued)
At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of the lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amount expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating the lease, if the lease term reflects the Group exercising the option to terminate.

In calculating the present value of the lease payments, the Group uses the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate. Variable lease payments that depend on an index or rate are included in the lease liability, measured using the index or rate as at the date of recognition. The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g. changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset. The Group has applied judgement to determine the lease term for contracts which include renewal and termination options.

Goodwill
Goodwill arises on the acquisition of a business. Goodwill is not amortized. Instead, goodwill is tested annually for impairment, or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Impairment losses on goodwill are taken to profit or loss and are not subsequently reversed.

Impairment of assets
At the end of the reporting period, property, plant and equipment, goodwill and right-of-use assets are reviewed to determine whether there is any indication that those assets have suffered an impairment loss. If there is an indication of possible impairment, the recoverable amount of any affected asset (or cash generating units) is estimated and compared with its carrying amount. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount, where the recoverable amount is the higher of an asset’s fair value less costs of disposal (‘FVLCOD’) or the value in use (‘VIU’). In assessing FVLCOD or VIU, the estimated future cash flows of the asset are discounted to their present value using a discount rate that reflects the risks specific to the asset or the cash-generating unit (‘CGU’) to which the asset belongs and relevant market assessments. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (CGU).

Trade and other payables
These amounts represent liabilities for goods and services provided to the Group prior to the end of the financial year and which are unpaid. Due to their short-term nature, they are not discounted. The amounts are unsecured and are usually paid within 30 days of recognition.

Borrowings
Loans and borrowings are initially recognized at the fair value of the consideration received, net of transaction costs. They are subsequently measured at amortized cost using the effective interest method.

Hybrid financial instruments (SAFE and convertible notes)
Hybrid financial instruments are separated into the host liability and embedded derivative components based on the terms of the agreement. On issuance, the liability component of the hybrid financial instrument is initially recognized at the fair value of a similar liability that does not have an equity conversion option. The embedded derivative component is initially recognized at fair value and changes in the fair value are recorded in profit or loss. The host debt is carried at amortized cost using the effective interest method until it is extinguished on conversion or redemption. Any directly attributable transaction costs are allocated to the liability and embedded derivative components in proportion to their initial carrying amount.

De-recognition of financial liabilities
The Group de-recognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

*	Prior period comparative information has been restated due to a voluntary change in the Group’s presentation currency from AUD to USD, refer to note 2 for further details.

Iris Energy Limited
Notes to the consolidated financial statements
30 June 2022
Note 2.  Significant accounting policies (continued)
Finance costs
Finance costs attributable to qualifying assets are capitalized as part of the asset. All other finance costs are expensed using the effective interest rate method.

Provisions
Provisions are recognized when the Group has a present (legal or constructive) obligation as a result of a past event, it is probable the Group will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation. If the time value of money is material, provisions are discounted using a current pre-tax rate specific to the liability. The increase in the provision resulting from the passage of time is recognized as a finance cost.

Employee benefits

Short-term employee benefits
Liabilities for wages and salaries, including non-monetary benefits, annual leave and long service leave expected to be settled wholly within 12 months of the reporting date are measured at the amounts expected to be paid when the liabilities are settled.

Share-based payments
Equity-settled share-based compensation benefits are provided to employees. Equity-settled transactions are awards of shares, or options over shares and restricted stock units, that are provided to employees in exchange for the rendering of services.

The cost of equity-settled transactions is measured at fair value on grant date. Fair value is independently determined using the Black-Scholes-Merton option pricing model and Monte-Carlo simulations which take into account the exercise price, the term of the option, the impact of dilution, the share price at grant date, expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option, together with non-vesting conditions that do not determine whether the Group receives the services that entitle the employees to receive payment.

The cost of equity-settled transactions is recognized as an expense with a corresponding increase in equity over the vesting period. The cumulative charge to profit or loss is calculated based on the grant date fair value of the award, the best estimate of the number of awards that are likely to vest and the expired portion of the vesting period. The amount recognized in profit or loss for the period is the cumulative amount calculated at each reporting date less amounts already recognized in previous periods.

Market conditions are taken into consideration in determining fair value. Therefore, any awards subject to market conditions are considered to vest irrespective of whether or not that market condition has been met, provided all other conditions are satisfied.

If equity-settled awards are modified, as a minimum, an expense is recognized as if the modification has not been made. An additional expense is recognized, over the remaining vesting period, for any modification that increases the total fair value of the share-based compensation benefit as at the date of modification.

Fair value measurement
When an asset or liability, financial or non-financial, is measured at fair value for recognition or disclosure purposes, the fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; and assumes that the transaction will take place either: in the principal market; or in the absence of a principal market, in the most advantageous market.

Fair value is measured using the assumptions that market participants would use when pricing the asset or liability, assuming they act in their economic best interests. For non-financial assets, the fair value measurement is based on its highest and best use. Valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, are used, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

*	Prior period comparative information has been restated due to a voluntary change in the Group’s presentation currency from AUD to USD, refer to note 2 for further details.

Iris Energy Limited
Notes to the consolidated financial statements
30 June 2022
Note 2.  Significant accounting policies (continued)
Assets and liabilities measured at fair value are classified into three levels, using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. Classifications are reviewed at each reporting date and transfers between levels are determined based on a reassessment of the lowest level of input that is significant to the fair value measurement.

For recurring and non-recurring fair value measurements, external valuers may be used when internal expertise is either not available or when the valuation is deemed to be significant. External valuers are selected based on market knowledge and reputation. Where there is a significant change in fair value of an asset or liability from one period to another, an analysis is undertaken, which includes a verification of the major inputs applied in the latest valuation and a comparison, where applicable, with external sources of data.

Issued capital
Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

Earnings per share

Basic earnings per share
Basic earnings per share is calculated by dividing the profit attributable to the owners of Iris Energy Limited, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for any bonus elements in ordinary shares issued during the financial year. The weighted average number of shares is also adjusted for any ordinary shares to be issued under mandatorily convertible instruments issued by the Group (SAFE see note 17).

Diluted earnings per share
Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

Goods and Services Tax (‘GST’) and other similar taxes
Revenues, expenses and assets are recognized net of the amount of associated GST, unless the GST incurred is not recoverable from the tax authority. In this case it is recognized as part of the cost of the acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the tax authority is included in other receivables or other payables in the statement of financial position.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the tax authority, are presented as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the tax authority.

Rounding of amounts
Amounts in this report have been rounded off to the nearest thousand dollars, or, in certain cases, to the nearest dollar.

New or amended Accounting Standards and Interpretations adopted
The Group has adopted all of the new or amended IFRS and Interpretations as issued by IASB that are mandatory for the current reporting period. These new standards did not have a material impact on the Group.

Any new or amended Accounting Standards or Interpretations that are not yet mandatory have not been early adopted. The Group believes that the impact of recently issued standards or amendments to existing standards that are not yet effective will not have a material impact on the Group’s consolidated financial statements.

*	Prior period comparative information has been restated due to a voluntary change in the Group’s presentation currency from AUD to USD, refer to note 2 for further details.

Iris Energy Limited
Notes to the consolidated financial statements
30 June 2022
Note 3.  Critical accounting judgements, estimates and assumptions

The preparation of the consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts in the consolidated financial statements. Management continually evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgements, estimates and assumptions on historical experience and on other various factors, including expectations of future events, management believes to be reasonable under the circumstances. The resulting accounting judgements and estimates will seldom equal the related actual results. The judgements, estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities (refer to the respective notes) within the next financial year are discussed below.

Share-based payment transactions
The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by using the Black-Scholes-Merton option-pricing model and Monte-Carlo simulations which take into account the terms and conditions upon which the instruments were granted. Management has exercised its best judgements in determining the key inputs for the valuation models used, which includes volatility, grant-date share price, expected term and the risk-free rate. Please refer to note 31 for the key assumptions.

Estimation of useful lives of assets
The Group determines the estimated useful lives and related depreciation and amortization charges for its property, plant and equipment. The useful lives could change significantly as a result of technical innovations or some other event. The depreciation and amortization charge will increase where the useful lives are less than previously estimated lives, or technically obsolete or non-strategic assets that have been abandoned or sold, will be written off or written down.

Impairment of non-financial assets other than goodwill
The Group assesses impairment of non-financial assets other than goodwill at each reporting date by evaluating conditions specific to the Group and to the particular asset that may lead to impairment. If an impairment trigger exists, the recoverable amount of the asset is determined. This involves assessing the value of the asset at FVLCOD or using VIU models, which incorporate a number of key estimates and assumptions. For the year ended 30 June 2022, the Group recorded an impairment of $167,000 on right- of-use assets held in relation to prepaid hosting fees. For the year ended 30 June 2021, the Group recorded an impairment of $432,000 on buildings and mining hardware assets. No triggers existed at the reporting date which suggested any additional impairment of assets was necessary.

Deferred tax
Deferred tax assets relating to temporary differences and unused tax losses are recognized only to the extent that it is probable that the future taxable profit will be available against which the benefits of the deferred tax can be utilized. At the reporting date, deferred tax assets have only been recognized to the extent of deferred tax liabilities if they are related to the same tax jurisdiction. Deferred tax assets in relation to losses have not been recognized in the consolidated statement of financial position and will not be recognized until such time when there is more certainty in relation to the availability of future taxable profits.

Income tax
Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. These uncertainties may require management to adjust expectations based on changes in circumstances, which may impact the amount of deferred tax assets and deferred tax liabilities recognized in the consolidated statement of financial position and the amount of other tax losses and temporary differences not yet recognized. In such circumstances, some or all of the carrying amounts of recognized deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to profit or loss or other comprehensive income/(loss).

*	Prior period comparative information has been restated due to a voluntary change in the Group’s presentation currency from AUD to USD, refer to note 2 for further details.

Iris Energy Limited
Notes to the consolidated financial statements
30 June 2022
Note 4.  Operating segments

Identification of reportable operating segments
The Group consists of a single operating segment, being the operation of building and operating data center sites for the purpose of Bitcoin mining, and reports to the CODM on the performance of the Group as a whole.

Major customers
The Group generated 100% of Bitcoin mining revenues (2021: 100%, 2020: 100%) through the provision of computing power to two Bitcoin mining pools (2021: three, 2020: two) for the year ended 30 June 2022.

Note 5.  Other income

	Consolidated
	Year ended 30 June 2022	Year ended 30 June 2021 (restated*)	Year ended 30 June 2020 (restated*)
	US$’000	US$’000	US$’000

Net gain on disposal of property, plant and equipment	12	-	-
Government grants	-	165	-
Insurance recoveries	-	418	16
Proceeds from the issuance of options to Executive Directors	-	7	-

	12	590	16

Insurance proceeds were received during the years ended 30 June 2021 and 30 June 2020 in relation to a building fire from an adjacent property at the Group’s Canal Flats, British Columbia site in 2020.

Note 6.  Depreciation

	Consolidated
	Year ended 30 June 2022	Year ended 30 June 2021 (restated*)	Year ended 30 June 2020 (restated*)
	US$’000	US$’000	US$’000

Depreciation of property, plant and equipment	7,682	1,209	727
Depreciation of right-of-use assets	59	43	30

	7,741	1,252	757

Note 7.  Other operating expenses

	Consolidated
	Year ended 30 June 2022	Year ended 30 June 2021 (restated*)	Year ended 30 June 2020 (restated*)
	US$’000	US$’000	US$’000

Insurance	5,065	95	44
Advertising, marketing and sponsorship	305	29	7
Office rental and expenses	177	92	18
Site expenses	1,644	170	30
Charitable donations	464	-	-
Filing fees	462	1	-
Site identification costs	258	-	-
Non-refundable sales tax	2,469	-	-
Other expenses	861	79	84

	11,705	466	183

*	Prior period comparative information has been restated due to a voluntary change in the Group’s presentation currency from AUD to USD, refer to note 2 for further details.

Iris Energy Limited
Notes to the consolidated financial statements
30 June 2022
Note 8.  Finance expense

	Consolidated
	Year ended 30 June 2022	Year ended 30 June 2021 (restated*)	Year ended 30 June 2020 (restated*)
	US$’000	US$’000	US$’000

Interest expense on borrowings	5,343	311	102
Interest expense on hybrid financial instruments	26,748	14,182	-
Interest expense on lease liabilities	99	22	-
Amortization of capitalized borrowing costs	2,508	1,968	-
Loss on embedded derivatives held at fair value through profit or loss	390,743	44,692	-

	425,441	61,175	102

Note 9.  Income tax expense

	Consolidated
	Year ended 30 June 2022	Year ended 30 June 2021 (restated*)	Year ended 30 June 2020 (restated*)
	US$’000	US$’000	US$’000

Numerical reconciliation of income tax expense and tax at the statutory rate
Loss before income tax expense	(417,046)	(59,151)	(2,142)

Tax at the statutory tax rate of 30% (2021: 26%, 2020: 27.5%)	(125,114)	(15,379)	(589)

Tax effect amounts which are not deductible/(taxable) in calculating taxable income:
Non-deductible/non-allowable items	128,643	16,061	58

	3,529	682	(531)
Current year tax losses not recognized	534	704	416
Recognition of previously unrecognized tax losses	(1,019)	(240)	-
Difference in overseas tax rates	203	(3)	(4)
Impact of future tax rate changes	-	94	16
Current year temporary differences not recognized	-	2	103
Prior year current tax under/(over) provision	(523)	-	-

Income tax expense	2,724	1,239	-

	Consolidated
	Year ended 30 June 2022	Year ended 30 June 2021 (restated*)	Year ended 30 June 2020 (restated*)
	US$’000	US$’000	US$’000

Income tax expense
Current tax	672	532	-
Deferred tax	2,052	707	-

Income tax expense	2,724	1,239	-

The Group’s statutory tax rate is determined by the parent entity’s statutory tax rate. Iris Energy Limited is the ultimate parent entity incorporated in Australia. For the years ended 30 June 2020 and 30 June 2021, Iris Energy Limited was considered a Base Rate Entity (‘BRE’) under Australian tax legislation with a statutory tax rate of 27.5% and 26% respectively. For the year ended 30 June 2022, the Group’s aggregated turnover exceeded the BRE threshold of $34,474,000 (A$50,000,000) and is therefore subject to a statutory tax rate of 30%.
*	Prior period comparative information has been restated due to a voluntary change in the Group’s presentation currency from AUD to USD, refer to note 2 for further details.

Iris Energy Limited
Notes to the consolidated financial statements
30 June 2022
Note 9.  Income tax expense (continued)
Unrecognized deferred tax assets
	Consolidated
	30 June 2022	30 June 2021 (restated*)	30 June 2020 (restated*)
	US$’000	US$’000	US$’000

Available tax losses	19,268	7,239	4,065

Tax effect at the applicable tax rate for each jurisdiction	5,117	1,887	1,021

Deferred tax asset on tax losses recognized to the extent of taxable temporary differences	3,854	798	649
Deferred tax asset on losses not recognized	1,263	1,089	372

The total available tax losses above have not been recognized in the consolidated statement of financial position. These tax losses can only be utilized against availability of future available profits. These tax losses are not expected to expire.

Recognized deferred tax assets and liabilities on the consolidated statement of financial position

The following are the major deferred tax assets and liabilities recognised by the Group and movements thereon during the current and prior reporting period.

Deferred tax assets	Tax losses	Employee benefits	Property, plant and equipment	Unrealized foreign exchange losses	Capital raising costs	Other deferred tax assets	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000

As at 1 July 2020	-	-	-	-	-	-	-
Credit/(charge) to profit or loss	798	31	-	-	82	-	911
Credit direct to equity	-	-	-	-	-	-	-
As at 30 June 2021 (*restated)	798	31	-	-	82	-	911

Credit/(charge) to profit or loss	3,056	82	15	725	(260)	1,222	4,840
Credit direct to equity	-	-	-	-	4,805	-	4,805
	3,854	113	15	725	4,627	1,222	10,556
Offset against deferred tax liability							(8,321)
As at 30 June 2022							2,235

Deferred tax liabilities	Property, plant and equipment	Unrealized foreign exchange gains	Other deferred tax liabilities	Total
	US$'000	US$'000	US$'000	US$'000

As at 1 July 2020	-	-	-	-
Credit/(charge) to profit or loss	(798)	(820)	-	(1,618)
Credit direct to equity	-	-	-	-
As at 30 June 2021 (*restated)	(798)	(820)	-	(1,618)

Credit/(charge) to profit or loss	(3,894)	(2,651)	(347)	(6,892)
Credit direct to equity	-	-	-	-
	(4,692)	(3,471)	(347)	(8,510)
Offset against deferred tax asset				8,321
As at 30 June 2022				(189)

*	Prior period comparative information has been restated due to a voluntary change in the Group’s presentation currency from AUD to USD, refer to note 2 for further details.

Iris Energy Limited
Notes to the consolidated financial statements
30 June 2022
Note 9.  Income tax expense (continued)

The deferred tax assets balance increased by $9,645,000 during the year ended 30 June 2022. $4,840,000 of this increase, has been recorded in the consolidated statement of profit or loss. The remaining movement of $4,805,000 is a deferred tax asset recognised on the IPO underwriting fees and associated capital raising costs which are recorded directly in equity.

The deferred tax liabilities balance increased by $6,892,000 during the year ended 30 June 2022. This movement has been recorded in the consolidated statement of profit or loss.

In accordance with the Group's income tax accounting policy (see note 2), the deferred tax assets and liabilities balances have been offset. The remaining net deferred tax assets and liabilities balances of $2,235,000 and $189,000 respectively have been recorded on the consolidated statement of financial position as at 30 June 2022.

Note 10.  Cash and cash equivalents

	Consolidated
	30 June 2022	30 June 2021 (restated*)
	US$’000	US$’000

Current assets
Cash at bank	109,970	38,990

Note 11.  Other receivables

	Consolidated
	30 June 2022	30 June 2021 (restated*)
	US$’000	US$’000

Current assets
Other receivables	1	55
Loan receivable	2,320	-
Provincial sales tax receivable	10,023	-
Interest receivable	75	1
GST receivable	11,235	737

	23,654	793

*	Prior period comparative information has been restated due to a voluntary change in the Group’s presentation currency from AUD to USD, refer to note 2 for further details.

Iris Energy Limited
Notes to the consolidated financial statements
30 June 2022
Note 12.  Mining hardware prepayments

	Consolidated
	30 June 2022	30 June 2021 (restated*)
	US$’000	US$’000

Non-current assets
Mining hardware prepayments	158,184	75,129

Mining hardware prepayments represent payments made by the Group for the purchase of mining hardware that is yet to be delivered. These prepayments are in accordance with payment schedules set out in relevant purchase agreements with hardware manufacturers.

Certain subsidiaries of the Group have entered into three binding hardware purchase agreements with Bitmain. The first two agreements relate to hardware that is expected to enable the Group to achieve 4.3 EH/s of operating capacity. The third agreement is a $400,000,000 hardware purchase agreement for approximately 10 EH/s of miners. On 1 August 2022, the Group announced that it had reached agreement with Bitmain to ship an additional 1.7 EH/s of miners under the third agreement, which is expected to increase the Group’s operating capacity to 6.0 EH/s.

As at 30 June 2022, the Group held $158,184,000 in prepayments made to Bitmain for future mining hardware deliveries.

$76,133,000 of this balance relates to deliveries expected to be installed during the year ended 30 June 2023 which are expected to take the Group’s operating capacity to 6.0 EH/s.

The remaining $82,051,000 of the $158,184,000 held as at 30 June 2022, relates to future deliveries beyond the expected operating capacity of 6.0 EH/s (in respect of 25% of the purchase price of the respective batches under the third hardware purchase agreement referenced above). The relevant subsidiary of the Group has not made all recent scheduled payments under this contract and does not currently expect to make upcoming payments in respect of any such additional future deliveries under this contract. Utilization of the $82,051,000 of prepayments, continue to be subject to ongoing discussions with Bitmain.

Under the third Bitmain contract, if the relevant subsidiary fails to pay the remaining commitments as and when they become due (and fail to make a written request to Bitmain no less than five business days prior to the relevant deadline and obtain Bitmain’s written consent), Bitmain is entitled to terminate the shipment of the respective batch of equipment and that subsidiary will be liable for reasonable, non-penalty liquidated damages of 20% of the purchase price of such batch. If there is any remaining balance after deducting the non-penalty liquidated damages from prepayments made under this contract, such remaining balance will be refunded free of any interest. If the relevant subsidiary fails to pay down payments due under this contract by the prescribed deadlines it may also be responsible for any loss incurred by Bitmain in relation to the production or procurement of that relevant batch of mining hardware.
See note 2 and 34 for further information.

Note 13.  Prepayments and deposits

	Consolidated
	30 June 2022	30 June 2021 (restated*)
	US$’000	US$’000

Current assets
Security deposits	18,972	155
Prepayments	7,658	492

	26,630	647

*	Prior period comparative information has been restated due to a voluntary change in the Group’s presentation currency from AUD to USD, refer to note 2 for further details.

Iris Energy Limited
Notes to the consolidated financial statements
30 June 2022
Note 14.  Property, plant and equipment

	Consolidated
	30 June 2022	30 June 2021 (restated*)
	US$’000	US$’000

Non-current assets
Land – at cost	1,836	403

Buildings – at cost	13,768	3,511
Less: Accumulated depreciation	(686)	(231)
	13,082	3,280

Plant and equipment – at cost	3,564	2,844
Less: Accumulated depreciation	(364)	(157)
	3,200	2,687

Mining hardware – at cost	171,120	5,448
Less: Accumulated depreciation	(7,973)	(1,181)
Less: Impairment	-	(346)
	163,147	3,921

Assets under construction – at cost	66,297	5,644

	247,562	15,935

Reconciliations
Reconciliations of the written down values at the beginning and end of the current and previous financial year are set out below:

	Land	Buildings	Plant and equipment	Mining hardware	Assets under construction	Total
Consolidated	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Balance as at 1 July 2020	166	3,085	1,275	3,512	-	8,038
Additions	229	150	1,371	1,653	5,550	8,953
Disposals	-	-	(2)	(202)	-	(204)
Exchange differences	8	293	161	233	94	789
Impairment of assets	-	(79)	-	(353)	-	(432)
Depreciation expense (note 6)	-	(169)	(118)	(922)	-	(1,209)

Balance as at 30 June 2021	403	3,280	2,687	3,921	5,644	15,935
Additions	1,466	10,603	844	168,899	61,650	243,462
Disposals	-	-	-	(28)	-	(28)
Exchange differences	(33)	(330)	(114)	(2,651)	(997)	(4,125)
Depreciation expense (note 6)	-	(471)	(217)	(6,994)	-	(7,682)

Balance as at 30 June 2022	1,836	13,082	3,200	163,147	66,297	247,562

Mining hardware includes both installed hardware units and units that have been delivered but are in storage, yet to be installed. Depreciation of mining hardware commences once units are installed onsite and available for use.

Assets under construction includes costs related to sites at Mackenzie and Prince George in British Columbia and Childress, Texas.

*	Prior period comparative information has been restated due to a voluntary change in the Group’s presentation currency from AUD to USD, refer to note 2 for further details.

Iris Energy Limited
Notes to the consolidated financial statements
30 June 2022
Note 15.  Right-of-use assets

	Consolidated
	30 June 2022	30 June 2021 (restated*)
	US$’000	US$’000

Non-current assets
Land and buildings – right-of-use asset	1,309	1,051
Less: Accumulated depreciation	(56)	(8)
	1,253	1,043

Prepaid hosting fees right-of-use asset	-	431
Less: Accumulated depreciation	-	(70)
	-	361

	1,253	1,404

Reconciliations
Reconciliations of the written down values at the beginning and end of the current and previous financial year are set out below:

	Prepaid hosting fees	Land and buildings	Total
Consolidated	US$’000	US$’000	US$’000

Balance as at 1 July 2020	397	-	397
Additions	-	1,038	1,038
Exchange differences	-	12	12
Depreciation (note 6)	(36)	(7)	(43)

Balance as at 30 June 2021	361	1,043	1,404
Additions	-	298	298
Disposals	(185)	-	(185)
Exchange differences	-	(38)	(38)
Impairment of assets	(167)	-	(167)
Depreciation (note 6)	(9)	(50)	(59)

Balance as at 30 June 2022	-	1,253	1,253

The prepaid hosting fee right-of-use asset for a facility based in USA has been impaired as the Group is focused on executing its strategy to build, own and operate data centers.  The contract was terminated during the year ended 30 June 2022.

The land right-of-use asset represents a 30-year lease of a site in Prince George, British Columbia, Canada, as well as a 3-year lease of a corporate office in Sydney, Australia.
The Group has elected not to recognise right-of-use assets and lease liabilities for short-term leases that have a term of 12 months or less, and leases of low value assets. The Group recognises the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

*	Prior period comparative information has been restated due to a voluntary change in the Group’s presentation currency from AUD to USD, refer to note 2 for further details.

Iris Energy Limited
Notes to the consolidated financial statements
30 June 2022
Note 16.  Goodwill

	Consolidated
	30 June 2022	30 June 2021 (restated*)
	US$’000	US$’000

Non-current assets
Goodwill – at cost	634	659

Reconciliations of the goodwill balance at the beginning and end of the current and previous financial year is set out below:
Consolidated	Goodwill US$’000

Balance as at 1 July 2020	568
Exchange differences	91

Balance as at 30 June 2021	659
Exchange differences	(25)

Balance as at 30 June 2022	634

The Group operates as a single cash generating unit. To determine if goodwill is impaired, the carrying value of the identified CGU to which the goodwill is allocated is compared to its recoverable amount.

The recoverable amount of the CGU is based on ‘value in use’ calculations, determined by discounting the future cash flows to be generated from continuing the use of the CGU. Cash flow projections have been based on management’s best estimates covering a three-year period. Cashflows beyond this three-year period are extrapolated using a growth rate of 2.5%. The growth rate does not exceed the long-term average growth rate for the business. The Group has applied post-tax discount rates to discount the forecast future attributable post-tax cash flows. The equivalent pre-tax discount rate used to present value the cash flow projections was 23.5%.

Management determined that the Group’s carrying value was supported by its recoverable amount and no impairment exists at the reporting date. In forecasting cash flows over the three-year period, management has assumed bitcoin price and global hashrate based on historic data, completion of key construction sites within the Group, increasing the expected operating hashrate to 6.0 EH/s before the end of the fiscal year 2023 and electricity costs remain within the current regulated levels in British Columbia, Canada and at forecasted external market pricing in unregulated markets.

*	Prior period comparative information has been restated due to a voluntary change in the Group’s presentation currency from AUD to USD, refer to note 2 for further details.

Iris Energy Limited
Notes to the consolidated financial statements
30 June 2022
Note 17.  Borrowings

	Consolidated
	30 June 2022	30 June 2021 (restated*)
	US$’000	US$’000

Current liabilities
Mining hardware finance	61,988	7,163
Capitalized borrowing costs – mining hardware finance	(1,774)	(1,116)
Mining hardware finance accrued interest	189	-
SAFE	-	3,130
Convertible notes	-	63,715
Capitalized borrowing costs – convertible notes	-	(914)
Lease liability	81	5

	60,484	71,983

Non-current liabilities
Mining hardware finance	47,421	12,189
Capitalized borrowing costs – mining hardware finance	(803)	(1,353)
Lease liability	1,185	1,004

	47,803	11,840

	108,287	83,823

Refer to note 25 for further information on financial instruments.

Mining hardware finance
During the year ended 30 June 2021, certain subsidiaries within the Group entered into limited recourse equipment financing and security agreements pursuant to which various mining hardware was financed. These facilities carry an annual contractual interest rate of 12% and are denominated in United States dollars. The facilities are repaid through blended monthly payments of interest and principal with the final payment due to the financier on 25 September 2023.

On 24 March 2022, a subsidiary within the Group entered into a $71,196,000 limited recourse equipment finance and security agreement with NYDIG ABL LLC. The facility has a contractual term of 25 months and is secured by 19,800 Bitmain S19j Pro miners (1.98 EH/s) with an applicable interest rate of 11% per annum. The facilities are repaid through blended monthly payments of principal and interest with the final payment due April 2024. All of the mining hardware facilities held by the Group are contracted directly between the third-party financier and the relevant Canadian subsidiaries of the Group.

SAFE
During the year ended 30 June 2021, on 28 October 2020, the Group entered into a Simple Agreement for Future Equity (‘SAFE’) with a total face value of $2,955,000 and a maturity term of 12 months. The SAFE instruments were to be settled at the earlier of an exit event (being a listing, a share sale or the sale of all or substantially all the assets of the Company) or maturity. Upon initial recognition, an embedded derivative was recognized separately as a derivative liability at fair value (see note 18).

Convertible notes
On 5 January 2021, the Group issued convertible notes with a total face value of $19,606,000. These notes had a maturity term of 12 months and an annual contractual interest rate of 12%. Upon initial recognition, an embedded derivative was recognized separately as a derivative liability at fair value (see note 18).

On 1 April 2021, the Group issued convertible notes with a total face value of $83,345,000. These notes had maturity term of 12 months and an annual contractual interest rate of 12%. Upon initial recognition, an embedded derivative was recognized separately as a derivative liability at fair value (see note 18).

*	Prior period comparative information has been restated due to a voluntary change in the Group’s presentation currency from AUD to USD, refer to note 2 for further details.

Iris Energy Limited
Notes to the consolidated financial statements
30 June 2022
Note 17.  Borrowings (continued)

On 8 October 2021, the Group issued convertible notes with a total face value of $111,484,000. These notes had maturity term of 12 months and an annual contractual interest rate of 12%.

All SAFE and convertible note instruments issued by the Group mandatorily converted to ordinary shares on 16 November 2021 immediately prior to the IPO on 17 November 2021. The Group was obliged to repay the notes and accrued interest in cash on maturity, if the notes had not been converted into ordinary shares. See note 21 for further details.

Lease liabilities
A lease liability has been recognized in relation to a 30-year lease of a site in Prince George, British Columbia, Canada which was entered into in March 2021. Another has been recognized in relation to a 3-year lease of a corporate office site in Sydney, Australia which was entered into in May 2022.

Note 18.  Embedded derivatives

	Consolidated
	30 June 2022	30 June 2021 (restated*)
	US$’000	US$’000

Current liabilities held at fair value through profit or loss
Embedded derivative – SAFE (issued 28 October 2020)	-	7,424
Embedded derivative – convertible note (issued 5 January 2021)	-	51,307
Embedded derivative – convertible note (issued 1 April 2021)	-	37,990

	-	96,721

All SAFE and convertible note instruments issued by the Group converted to ordinary shares on 16 November 2021 immediately prior to the IPO on 17 November 2021.

Refer to note 25 for further information on financial instruments.

Refer to note 26 for further information on fair value measurement.

*	Prior period comparative information has been restated due to a voluntary change in the Group’s presentation currency from AUD to USD, refer to note 2 for further details.

Iris Energy Limited
Notes to the consolidated financial statements
30 June 2022
Note 19.  Provisions

	Consolidated
	30 June 2022	30 June 2021 (restated*)
	US$’000	US$’000

Current liabilities
Provision for non-refundable sales tax	2,469	-

Non-Refundable Sales Tax
The Canada Revenue Agency (‘CRA’) is currently conducting an audit of input tax credits (‘ITCs’) claimed by several of the Group’s Canadian subsidiaries during the period October 2019 to December 2021. The CRA has issued an assessment in relation to one of the entities which, the Directors believe would be applied across the Group’s Canadian subsidiaries. Under the proposed decision, the CRA has noted that ITCs claimed by the Group would be allowed. However, the Canadian subsidiaries would also be required to remit an amount of 5% on services exported to the Australian parent under an intercompany service agreement. The export of services typically attract a 0% rate of GST in Canada. If GST were to apply to these services at a rate of 5%, the Australian parent may not be permitted to recover this tax.

The Group has submitted additional information to the CRA to further support the ITCs claimed and the 0% rate applied to the exported services and will consider proceeding with an administrative appeal process.

As at 30 June 2022, the Group holds $11,235,000 in ITCs as an 'other receivable' (refer to note 11). If the decision were to be upheld, the Group would receive a refund from the CRA of approximately $8,766,000 (representing a refund of the $11,235,000 ITCs claimed to 30 June 2022 less a non-refundable GST liability of $2,469,000 on intercompany service revenue as at 30 June 2022). The Group has provided for the potential liability as at 30 June 2022.

The Group has no other provisions as at 30 June 2022 (30 June 2021: Nil).

Note 20.  Trade and other payables

	Consolidated
	30 June 2022	30 June 2021 (restated*)
	US$'000	US$'000

Current liabilities
Trade payables	13,230	545
Other payables	197	99
Advance payment in relation to share-based payments	-	183
Accrued expenses	5,386	291

	18,813	1,118

*	Prior period comparative information has been restated due to a voluntary change in the Group’s presentation currency from AUD to USD, refer to note 2 for further details.

Iris Energy Limited
Notes to the consolidated financial statements
30 June 2022
Note 21.  Issued capital

	Consolidated
	30 June 2022	30 June 2021	30 June 2022	30 June 2021 (restated*)
	Shares	Shares	US$’000	US$’000

Ordinary shares – fully paid and unrestricted	53,028,867	19,828,593	926,581	10,338

Movements in ordinary share capital

Details	Date	Shares	US$’000

Balance	1 July 2020	19,828,593	10,338

Balance	1 July 2021	19,828,593	10,338
Conversion of hybrid financial instruments	16 November 2021	24,835,118	695,383
Ordinary shares issued (IPO)	17 November 2021	8,269,231	231,539
Share-based payments, prepaid in advance	31 December 2021	95,925	177
IPO capital raise costs, net of tax		-	(10,856)

Balance	30 June 2022	53,028,867	926,581

Ordinary shares
Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the Company in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have no par value and the Company does not have a limited amount of authorized capital.

Initial Public offering
The Company listed its 55,036,108 ordinary shares on Nasdaq as part of an IPO on 17 November 2021. 8,269,231 ordinary shares were issued as part of this offering at a price of $28.00. Total proceeds (net of underwriting fees) of $215,330,775 were raised by the Group as part of this offering.

Conversion of hybrid financial instruments
On 16 November 2021, immediately prior to the IPO on 17 November 2021, all hybrid financial instruments (convertible notes and simple agreement for future equity ‘SAFE’) converted to equity in accordance with the underlying deeds. 24,835,118 ordinary shares were issued to noteholders on conversion of these instruments, resulting in a corresponding increase in issued capital of $695,383,000 (based on a conversion share price fair value of $28.00 on 16 November 2021). As at 30 June 2022, there are no outstanding convertible instruments issued by the Group.

Share based payments, prepaid in advance
During the year ended 30 June 2020, the Company issued 95,925 restricted share-based payments, prepaid in advance. The restrictions on these shares expired on 31 December 2021 with the corresponding liability converting to equity. As at 30 June 2022, there are no restricted share-based payments, prepaid in advance (30 June 2021: 95,925).

Loan-funded shares
As at 30 June 2022, there are 1,954,049 (30 June 2021: 2,260,614) restricted ordinary shares issued to management under the Employee Share Plan as well as certain non-employee founders of Podtech Innovation Inc. The total number of ordinary shares outstanding (including the restricted shares) is 54,982,916 as at 30 June 2022 (30 June 2021: 22,089,207).

Capital risk management
The Group’s objectives when managing capital is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business.

*	Prior period comparative information has been restated due to a voluntary change in the Group’s presentation currency from AUD to USD, refer to note 2 for further details.

Iris Energy Limited
Notes to the consolidated financial statements
30 June 2022
Note 21.  Issued capital (continued)
Capital is regarded as total equity, as recognized in the consolidated statement of financial position, plus net debt. Net debt is calculated as total borrowings less cash and cash equivalents.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares, issue new debt or sell assets to reduce debt.
Note 22.  Reserves

	Consolidated
	30 June 2022	30 June 2021 (restated*)
	US$’000	US$’000

Foreign currency translation reserve	(21,014)	1,851
Share-based payments reserve	14,200	992

	(6,814)	2,843

Foreign currency translation reserve
The reserve is used to recognize exchange differences arising from the translation of the financial statements of foreign operations to United States dollar.

Share-based payments reserve
The reserve is used to recognize the value of equity benefits provided to employees and Directors as part of their remuneration, and other parties as part of their compensation for services.

Note 23.  Dividends

There were no dividends paid, recommended or declared during the current or previous financial year.

Note 24.  Earnings per share

	Year ended 30 June 2022	Year ended 30 June 2021 (restated*)	Year ended 30 June 2020 (restated*)
	US$’000	US$’000	US$’000

Loss after income tax	(419,770)	(60,390)	(2,142)

	Number	Number	Number

Weighted average number of shares used in calculating basic earnings per share	40,941,074	20,629,327	16,117,168

Weighted average number of shares used in calculating diluted earnings per share	40,941,074	20,629,327	16,117,168

	Cents	Cents	Cents

Basic earnings per share	(1,025.30)	(292.74)	(13.29)
Diluted earnings per share	(1,025.30)	(292.74)	(13.29)

As the Group has recorded a loss after tax for all years presented, any potential ordinary shares are antidilutive.

*	Prior period comparative information has been restated due to a voluntary change in the Group’s presentation currency from AUD to USD, refer to note 2 for further details.

Iris Energy Limited
Notes to the consolidated financial statements
30 June 2022
Note 25.  Financial instruments

Financial risk management objectives
The Group has a simple capital structure and its principal financial assets are cash and cash equivalents and receivables. The Group is subject to market risk by way of being exposed to daily volatility in the Bitcoin price and variations in foreign exchange rates. The Group has limited exposure to credit risk. The Group holds cash and cash equivalents with regulated authorized deposit taking institutions which have strong credit ratings. The Group may also be exposed to liquidity and capital risk, due to the nature of operations and the requirements to pay mining hardware commitments.

Risk management is carried out by senior executives who identify, evaluate and hedge financial risks.

Market risk

Foreign currency risk
The Group undertakes certain transactions denominated in foreign currency and is exposed to foreign currency risk through foreign exchange rate fluctuations.

Foreign exchange risk arises from future commercial transactions and recognized financial assets and financial liabilities denominated in a currency that is not the entity’s functional currency. The risk is measured using sensitivity analysis and cash flow forecasting.

The Group’s exposure to foreign currency risk arises when a Group entity holds a financial asset or liability in a currency other than the functional currency of that entity. At the end of the reporting period, the Group’s exposure to foreign currency risk was as follows (denominated in US dollars):

	Assets		Liabilities
	30 June 2022	30 June 2021 (restated*)	30 June 2022	30 June 2021 (restated*)
Consolidated	US$’000	US$’000	US$’000	US$’000

US dollars	96,648	34,407	110,265	20,153
Canadian dollars	154,328	48,043	30,135	-

	250,976	82,450	140,400	20,153

Sensitivity analysis
The following table illustrates sensitivities to the Group’s exposure to changes in exchange rates. The sensitivity analysis includes external loans as well as loans to foreign operations within the Group where the denomination of the loan is in a currency other than the currency of the lender or the borrower. The table indicates the impact on how profit and equity values reported at the end of the reporting period would have been affected by changes in the relevant risk variables that management considers to be reasonably possible. These sensitivities assume that the movement in a particular variable is independent of other variables, each scenario assumes no change to other variables.

	Strengthened			Weakened
Consolidated – 30 June 2022	Change %	Effect on profit before tax US$’000	Effect on equity US$’000	Change %	Effect on profit before tax US$’000	Effect on equity US$’000

US dollar	10%	(1,238)	(1,238)	10%	1,513	1,513
Canadian dollar	10%	23,386	23,386	10%	(23,386)	(23,386)
Australian dollar	10%	(22,152)	(22,152)	10%	21,896	21,896

		(4)	(4)		23	23

*	Prior period comparative information has been restated due to a voluntary change in the Group’s presentation currency from AUD to USD, refer to note 2 for further details.

Iris Energy Limited
Notes to the consolidated financial statements
30 June 2022
Note 25.  Financial instruments (continued)
	Strengthened			Weakened
Consolidated – 30 June 2021 (restated*)	Change %	Effect on profit before tax US$’000	Effect on equity US$’000	Change %	Effect on profit before tax US$’000	Effect on equity US$’000

US dollar	10%	1,296	1,296	10%	(1,584)	(1,584)
Canadian dollar	10%	6,733	6,733	10%	(6,733)	(6,733)
Australian dollar	10%	(8,104)	(8,104)	10%	8,212	8,212

		(75)	(75)		(105)	(105)

Price risk
The Group is exposed to daily price risk on Bitcoin rewards it generates through contributing computing power to mining pools. Bitcoin rewards are liquidated on a daily basis and no Bitcoin is held as at the reporting period end (30 June 2021: nil).

Interest rate risk
The Group has limited exposure to interest rate risk, which is the risk that a financial instrument’s value will fluctuate as a result of changes in the market interest rates on variable interest-bearing financial instruments. The Group does not, at this time, use derivatives to mitigate these exposures. The Group’s cash and cash equivalents consist of balances available on demand which are held with regulated financial institutions and do not expose the Group to interest rate risk.

The Group is not subject to any interest rate risk on its borrowings as all Group borrowings have fixed interest rates.

Credit risk
The Group is exposed to counterparty credit risk from exchanges and mining pools. It mitigates this risk by maintaining relationships with various alternative mining pools and transferring fiat currency to its Australian bank account on a regular basis.

Liquidity risk
The Group is exposed to liquidity risk and is required to maintain sufficient liquid assets (mainly cash and cash equivalents) and available borrowing facilities to be able to pay contractual obligations as and when they become due and payable. The Group manages liquidity risk by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities. The Group regularly updates cash projections for changes in business and fluctuations in the Bitcoin price. Refer to the Going Concern section within note 2 for further information in relation to how the Group intends to meet its short-term contractual obligations.

*	Prior period comparative information has been restated due to a voluntary change in the Group’s presentation currency from AUD to USD, refer to note 2 for further details.

Iris Energy Limited
Notes to the consolidated financial statements
30 June 2022
Note 25.  Financial instruments (continued)

Remaining contractual maturities
The following table details the Group’s remaining contractual maturity for its financial instrument liabilities. The table has been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the financial liabilities are required to be paid. The tables include both interest and principal cash flows disclosed as remaining contractual maturities and therefore these totals may differ from their carrying amount in the consolidated statement of financial position.

	Weighted average contractual interest rate	1 year or less	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Remaining contractual maturities
Consolidated – 30 June 2022%		US$’000	US$’000	US$’000	US$’000	US$’000

Non-derivatives
Non-interest bearing
Trade and other payables	-	18,813	-	-	-	18,813

Interest-bearing – fixed rate
Mining hardware finance	11.35%	61,988	47,421	-	-	109,409
Lease liability	-	207	222	443	2,435	3,307
Total non-derivatives		81,008	47,643	443	2,435	131,529

	Weighted average contractual interest rate	1 year or less	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Remaining contractual maturities
Consolidated – 30 June 2021 (restated*)%		US$’000	US$’000	US$’000	US$’000	US$’000

Non-derivatives
Non-interest bearing
Trade and other payables	-	545	-	-	-	545

Interest-bearing – fixed rate
Mining hardware finance	12.00%	18,159	36,364	8,583	-	63,106
Convertible notes issued 5 January 2021	12.00%	21,467	-	-	-	21,467
Convertible notes issued 1 April 2021	12.00%	98,311	-	-	-	98,311
Lease liability	-	98	106	319	2,638	3,161
Total non-derivatives		138,580	36,470	8,902	2,638	186,590

*	Prior period comparative information has been restated due to a voluntary change in the Group’s presentation currency from AUD to USD, refer to note 2 for further details.

Iris Energy Limited
Notes to the consolidated financial statements
30 June 2022
Note 26.  Fair value measurement

Fair value hierarchy
The Group does not have any financial assets measured at fair value. The following table does not include fair value information for assets and liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value. The Group’s financial liabilities have been measured and disclosed at fair value, using a three-level hierarchy, based on the lowest level of input that is significant to the entire fair value measurement, being:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3: Unobservable inputs for the asset or liability

As at 30 June 2022, the carrying value of all of the Group’s financial liabilities represented a reasonable approximation of the fair value of such liabilities.

Consolidated – 30 June 2021 (restated*)	Level 1 US$’000	Level 2 US$’000	Level 3 US$’000	Total US$’000

Financial Liabilities
Embedded derivative – SAFE (issued 28 October 2020)	-	-	7,424	7,424
Embedded derivative – convertible note (issued 5 January 2021)	-	-	51,307	51,307
Embedded derivative – convertible note (issued on 1 April 2021)	-	-	37,990	37,990
Total liabilities	-	-	96,721	96,721

During the financial year ended 30 June 2021, the Group issued SAFE notes and two tranches of convertible notes. Embedded derivatives were identified and recognized at fair value upon initial recognition of each of these instruments. These embedded derivatives were held at fair value through profit or loss.  On 16 November 2021, immediately prior to IPO on 17 November 2021, the Group converted all outstanding convertible notes and SAFE instruments to equity in line with the associated terms attached to each instrument.

There were no transfers between levels during the financial year.

The carrying amounts of trade and other receivables and trade and other payables are assumed to approximate their fair values due to their short-term nature.

Valuation techniques for fair value measurements categorized within level 3
An instrument is included in level 3 if the financial instrument is not traded in an active market and if the fair value is determined by using valuation techniques that are not based on the use of observable market data for all significant inputs. The estimated fair value approximates to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Specific valuation techniques used to value level 3 financial instruments include:

●	Monte-Carlo pricing simulations; and

●	Black-Scholes-Merton valuation model.

*	Prior period comparative information has been restated due to a voluntary change in the Group’s presentation currency from AUD to USD, refer to note 2 for further details.

Iris Energy Limited
Notes to the consolidated financial statements
30 June 2022
Note 26.  Fair value measurement (continued)
Level 3 liabilities
Movements in level 3 liabilities during the current and previous financial year are set out below:

	Embedded derivatives	Total
Consolidated	US$’000	US$’000

Balance as at 1 July 2020	-	-
Fair value of embedded derivatives at issuance date	52,029	52,029
Loss recognized in profit and loss	44,692	44,692

Balance as at 30 June 2021	96,721	96,721
Fair value of embedded derivatives at issuance date	65,311	65,311
Loss recognized in profit and loss	390,743	390,743
Embedded derivatives converted to Equity on 16 November 2022	(552,775)	(552,775)

Balance as at 30 June 2022	-	-

Note 27.  Commitments

As at 30 June 2022, the Group had commitments of $346,623,000 (includes estimated shipping and non-refundable sales tax) (30 June 2021: $156,630,000) which are payable in installments from July 2022 to October 2023. These commitments include committed capital expenditure on infrastructure and long-term purchase contracts in relation to mining hardware.

The committed amounts are payable as set out below:

	Consolidated
	30 June 2022	30 June 2021 (restated*)
	US$’000	US$’000

Amounts payable within 12 months of balance date	322,706	148,274
Amounts payable after 12 months of balance date	23,917	8,356

	346,623	156,630

Certain subsidiaries of the Group have entered into three binding hardware purchase agreements with Bitmain. The first two agreements relate to hardware that is expected to enable the Group to achieve 4.3 EH/s of operating capacity. The third agreement is a $400,000,000 hardware purchase agreement for approximately 10 EH/s of miners. On 1 August 2022, the Group announced that it had reached agreement with Bitmain to ship an additional 1.7 EH/s of miners under the third agreement, which is expected to increase the Group’s operating capacity to 6.0 EH/s.

As at 30 June 2022 commitments of $316,160,000 (including estimated shipping and non-refundable sales tax) relates to the third agreement with Bitmain, payable in installments from July 2022 until October 2023. The relevant subsidiary of the Group has not made all scheduled payments under this contract and does not currently expect to make upcoming payments in respect of any such additional future deliveries under this contract. This contract is subject to ongoing discussions with Bitmain.

Under the third Bitmain contract, if the relevant subsidiary fails to pay the remaining commitments as and when they become due (and fail to make a written request to Bitmain no less than five business days prior to the relevant deadline and obtain Bitmain’s written consent), Bitmain is entitled to terminate the shipment of the respective batch of equipment and that subsidiary will be liable for reasonable, non-penalty liquidated damages of 20% of the purchase price of such batch. If there is any remaining balance after deducting the non-penalty liquidated damages from prepayments made under this contract, such remaining balance will be refunded free of any interest. If the relevant subsidiary fails to pay down payments due under this contract by the prescribed deadlines it may also be responsible for any loss incurred by Bitmain in relation to the production or procurement of that relevant batch of mining hardware.

*	Prior period comparative information has been restated due to a voluntary change in the Group’s presentation currency from AUD to USD, refer to note 2 for further details.

Iris Energy Limited
Notes to the consolidated financial statements
30 June 2022
Note 28. Interests in subsidiaries

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in note 2:

		Ownership interest
Name	Principal place of business / Country of incorporation	30 June 2022%	30 June 2021%

Iris Energy Custodian Pty Ltd	Australia	100%	100%
SA 1 Holdings Ltd	Australia	100%	100%
SA 2 Holdings Ltd	Australia	100%	100%
Podtech Data Centers Inc.	Canada	100%	100%
IE CA 1 Holdings Ltd.	Canada	100%	100%
IE CA 2 Holdings Ltd.	Canada	100%	100%
IE CA 3 Holdings Ltd.	Canada	100%	100%
IE CA 4 Holdings Ltd.	Canada	100%	100%
IE CA 5 Holdings Ltd.	Canada	100%	100%
IE CA Development Holdings Ltd.	Canada	100%	100%
IE CA Development Holdings 2 Ltd.	Canada	100%	100%
IE CA Development Holdings 3 Ltd.	Canada	100%	100%
IE CA Development Holdings 4 Ltd.	Canada	100%	100%
IE CA Development Holdings 5 Ltd.	Canada	100%	100%
IE US 1, Inc.	United States of America	100%	100%
IE CA Development Holdings 7 Ltd.	Canada	100%	-
Iris Energy Holdings Pty Ltd.	Australia	100%	-
TAS 1 Holdings Ltd	Australia	100%	-
IE US Development Holdings 1 Inc.	United States of America	100%	-
IE US Holdings Inc.	United States of America	100%	-
IE US Development Holdings 3 Inc.	United States of America	100%	-
IE US Development Holdings 4 Inc.	United States of America	100%	-
IE US Operations Inc.	United States of America	100%	-
IE US Hardware 1 Inc.	United States of America	100%	-
IE US Hardware 2 Inc.	United States of America	100%	-
IE US Hardware 3 Inc.	United States of America	100%	-
IE US Hardware 4 Inc.	United States of America	100%	-

*	Prior period comparative information has been restated due to a voluntary change in the Group’s presentation currency from AUD to USD, refer to note 2 for further details.

Iris Energy Limited
Notes to the consolidated financial statements
30 June 2022
Note 29.  Reconciliation of loss after income tax to net cash from/(used in) operating activities

	Consolidated
	Year ended 30 June 2022	Year ended 30 June 2021 (restated*)	Year ended 30 June 2020 (restated*)
	US$'000	US$'000	US$'000

Loss after income tax expense for the year	(419,770)	(60,390)	(2,142)

Adjustments for:
Depreciation	7,741	1,252	757
Capital raising costs	4,212	-	-
Impairment of assets	167	432	-
Net loss/(gain) on disposal of non-current assets	(12)	202	-
Unrealized foreign exchange gains	(8,889)	(2,729)	-
Loss on embedded derivatives held at fair value through profit or loss	390,743	44,692	-
Interest expense on hybrid financial instruments	26,748	14,182	-
Amortization of capitalized borrowing costs	2,508	1,968	-
Share-based payment expense	13,896	805	179

Change in operating assets and liabilities:
Increase in other receivables	(72)	(416)	(329)
Increase in deferred tax assets	(9,645)	(911)	-
Increase in trade and other payables	6,476	367	505
Increase in provision for income tax	671	533	-
Increase in deferred tax liabilities	6,892	1,618	-
Increase in employee benefits	2,026	66	43
Increase in other provisions	2,469	-	-
Decrease in operating deposits	-	90	-
Increase in prepayments and deposits	(4,604)	-	-

Net cash from/(used in) operating activities	21,557	1,761	(987)
Note 30.  Non-cash investing and financing activities

	Consolidated
	Year ended 30 June 2022	Year ended 30 June 2021 (restated*)	Year ended 30 June 2020 (restated*)
	US$'000	US$'000	US$'000

Convertible notes issued in lieu of interest/referral fees	-	(463)	-
Mining hardware finance additional fee	(1,424)	(2,426)	-
Mining hardware prepayments made directly by third party financier	(37,980)	(1,458)	-
Additions to right-of-use assets and lease liabilities	298	1,051	271
Shares issued in relation to business combinations	-	-	1,930
Vendor loan	-	-	1,980

	(39,106)	(3,296)	4,181

*	Prior period comparative information has been restated due to a voluntary change in the Group’s presentation currency from AUD to USD, refer to note 2 for further details.

Iris Energy Limited
Notes to the consolidated financial statements
30 June 2022
Note 31.  Share-based payments

The Group has entered into a number of share-based compensation arrangements. Details of these arrangements, which are considered as options for accounting purposes, are described below:

Employee Share Plan
The Group's Employee Share Plan is a loan-funded share scheme. These loan-funded shares generally vest subject to satisfying employment service periods (and in some cases, non-market-based performance milestones). The employment service periods are generally met in three equal tranches on the third, fourth and fifth anniversary of the grant date. Under this scheme, the Company issues a limited recourse loan (that has a maximum term of up to 9 years and 11 months) to employees for the sole purpose of acquiring shares in the Company. Upon disposal of any loan-funded shares by employees, the aggregate purchase price for the shares shall be applied by the Company to pay down the outstanding loan payable.

The recourse on the loan is limited to the lower of the initial amount of the loan granted to the employee and the proceeds from the sale of the underlying shares. Employees are entitled to exercise the voting and dividend rights attached to the shares from the date of allocation. If the employee leaves the Company within the vesting period, the shares may be bought back by the Company at the original issue price and the loan is repaid. Loan-funded shares have been treated as options as required under IFRS 2 Share-based Payments. Vesting of instruments granted under the Employee Share Plan is dependent on specific service thresholds being met by the employee.

2021 Executive Director Liquidity and Price Target Options
On 20 January 2021, the Group's board approved the grant of 1,000,000 options each to entities controlled by Daniel Roberts and William Roberts (each an Executive Director) to acquire ordinary shares at an exercise price of $3.8647 (A$5.0005) with an expiration date of 20 December 2025. All 'Executive Director Liquidity and Price Target Options' vested on completion of the IPO on 17 November 2021 in accordance with the following vesting thresholds:

●	If the IPO price or volume weighted average market price (‘VWAP’) of an ordinary share over any consecutive 20 trading day period is equal to or exceeds $5.41 (A$7.00): 300,000 options vest

●	If the IPO price or VWAP of an ordinary share over any consecutive 20 trading day period is equal to or exceeds $6.96 (A$9.00): 300,000 options vest

●	If the IPO price or VWAP of an ordinary share over any consecutive 20 trading day period is equal to or exceeds $8.50 (A$11.00): 400,000 options vest

The option holder is entitled to receive, in its capacity as a holder of the options, an income distribution per vested option equal to any dividend, distribution, capital return or buyback proceeds (collectively, ‘Distribution’) paid by the Company per ordinary share as if any vested options were exercised and ordinary shares issued to the option holder at the relevant time of such Distribution. The options are subject to customary adjustments to reflect any reorganization of the Company’s capital. As at 30 June 2022, none of the 2,000,000 outstanding vested 'Executive Director Liquidity and Price Target Options' have been exercised.

Employee Option Plan
The Board approved an Employee Option Plan on 28 July 2021. The terms of the Employee Option Plan are substantially similar to the Employee Share Plan, with the main difference being that the incentives are issued in the form of options and loans are not provided to participants. If the employee leaves the Company within the vesting period of the options granted, the Board retains the absolute discretion to cancel any unvested options held by the employee. Vesting of options granted under the Employee Option Plan is dependent on specific service thresholds being met by the employee.

Non-Executive Director Option Plan
The Board approved a Non-Executive Director Option Plan (‘NED Option Plan’) on 28 July 2021. The terms of the NED Option Plan are substantially similar to the Employee Option Plan. Vesting of instruments granted under the NED Option Plan is dependent on specific service thresholds being met by the Non-Executive Director.  Where an option holder ceases to be a Director of the Company within the vesting period, the options granted to that Director will vest on a pro-rata basis of the associated service period. The Board retains the absolute discretion to cancel any remaining unvested options held by the option holder.

*	Prior period comparative information has been restated due to a voluntary change in the Group’s presentation currency from AUD to USD, refer to note 2 for further details.

Iris Energy Limited
Notes to the consolidated financial statements
30 June 2022
Note 31.  Share-based payments (continued)
2021 Executive Director Long-term Target Options
On 18 August 2021, the Group's shareholders approved the grant of 2,400,000 long-term options each to entities controlled by Daniel Roberts and William Roberts to acquire ordinary shares at an exercise price of $75 per option (‘Long-term Target Options’). These options were granted on 14 September 2021, and have a contractual exercise period of 12 years.

The Long-term Target Options will vest in four tranches following listing of the Company, if the relevant ordinary share price is equal to or exceeds the corresponding vesting threshold and the relevant Executive Director has not voluntarily resigned as a Director of the Company. The vesting thresholds are detailed below:

●	If the VWAP of an ordinary share over the immediately preceding 20 trading days is equal to or exceeds $370: 600,000 Long-term Target Options will vest

●	If the VWAP of an ordinary share over the immediately preceding 20 trading days is equal to or exceeds $650: 600,000 Long-term Target Options will vest

●	If the VWAP of an ordinary share over the immediately preceding 20 trading days is equal to or exceeds $925: 600,000 Long-term Target Options will vest

●	If the VWAP of an ordinary share over the immediately preceding 20 trading days is equal to or exceeds $1,850: 600,000 Long-term Target Options will vest

The VWAP vesting thresholds may also be triggered by a sale or takeover of the Company based upon the price per ordinary share received in such transaction.

The option holder is entitled to receive in its capacity as a holder of the options, a distribution paid by the Company per ordinary share as if the vested options were exercised and ordinary shares issued to the option holder at the relevant time of such distribution.

The options are subject to customary adjustments to reflect any reorganization of the Company's capital, as well as adjustments to vesting thresholds including any future issuance of ordinary shares by the Company.

Reconciliation of outstanding share options

Set out below are summaries of options granted under all plans:

	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	30 June 2022	30 June 2022	30 June 2021	30 June 2021 (restated*)

Outstanding as at 1 July	4,143,415	$3.03	1,492,317	$1.53
Granted during the year	5,126,484	$71.19	2,693,944	$3.91
Forfeited during the year	(259,352)	$8.01	(42,846)	$4.57

Outstanding at the end of the financial year	9,010,547	$41.67	4,143,415	$3.03

Exercisable at the end of the financial year	3,351,327	$3.04	302,000	$2.01

As at 30 June 2022, the weighted average remaining contractual life of options outstanding is 8.69 years (30 June 2021:  6.8 years, 30 June 2020: 9.6 years).

*	Prior period comparative information has been restated due to a voluntary change in the Group’s presentation currency from AUD to USD, refer to note 2 for further details.

Iris Energy Limited
Notes to the consolidated financial statements
30 June 2022
Note 31.  Share-based payments (continued)
Valuation methodology

The fair value of instruments issued under the Employee Share Plan, Employee Option Plan and NED Option Plan have been measured using a Black-Scholes-Merton valuation model. The fair value of the Executive Director Liquidity and Price Target Options and 2021 Executive Director Long-term Target Options have been measured using a Monte-Carlo simulation. Service and non-market performance conditions attached to the arrangements were not taken into account when measuring fair value.

The following table list the inputs used in measuring the fair value of arrangements granted during the years ended 30 June 2022, 30 June 2021 and 30 June 2020:

Grant date	Dividend yield	Expected volatility	Risk-free interest rate	Expected life (weighted average)	Grant date share price	Exercise price (weighted average)	Fair value (weighted average)	Number of options granted
	%	%	%	years	US$	US$	US$

Employee Share Plan
04 April 2020	-	46%	0.15%	2.28	1.53	1.53	0.39	1,492,317
31 July 2020	-	60%	0.15%	2.00	2.37	2.12	0.83	453,516
10 May 2021	-	90%	0.15%	2.71	7.68	7.64	4.46	240,428

Employee Option Plan
28 July 2021	-	90%	0.15%	7.00	34.73	8.76	31.05	89,541
20 October 2021	-	90%	0.15%	7.00	34.80	36.45	26.50	53,223
17 June 2022	-	122%	0.85%	7.00	3.74	36.45	2.71	7,750

Executive Director Options
20 January 2021	-	60%	0.15%	4.90	2.71	3.86	0.81	2,000,000

Long-term Target Options
14 September 2021	-	90%	1.28%	9.00	34.17	75.00	23.87	4,800,000

NED Option Plan
28 July 2021	-	90%	0.15%	6.58	34.73	8.76	30.80	161,707
21 October 2021	-	90%	0.15%	7.00	34.80	36.45	26.50	14,266

The share-based payment expense for the year was $13,896,000 (2021: $805,000, 2020: $179,000).

*	Prior period comparative information has been restated due to a voluntary change in the Group’s presentation currency from AUD to USD, refer to note 2 for further details.

Iris Energy Limited
Notes to the consolidated financial statements
30 June 2022
Note 32. Related party transactions

Parent entity
Iris Energy Limited is the ultimate parent entity.

Subsidiaries
Interests in subsidiaries are set out in note 28.

Key management personnel (‘KMP’)
Disclosures relating to key management personnel are set out in note 33.

Transactions with related parties
Other than those disclosed in note 33, there were no transactions with related parties during the current and previous financial year.

Receivable from and payable to related parties
There were no trade receivables from or trade payables to related parties at the current and previous reporting date.

Loans to/from related parties
There were no loans to or from related parties at the current and previous reporting date.

Note 33.  Key management personnel disclosures

Details of Directors and key management personnel
The following persons were Directors of Iris Energy Limited at any time during the year, up to the date of this report:

Individual	Position	Date of Commencement	Date ceased to be KMP
David Bartholomew	Non-Executive Director	24 September 2021	-
Christopher Guzowski	Non-Executive Director	19 December 2019	-
Michael Alfred	Non-Executive Director	21 October 2021	-
Daniel Roberts	Executive Director and Co-CEO	6 November 2018	-
William Roberts	Executive Director and Co-CEO	6 November 2018	-
Paul Gordon	Non-Executive Director	19 December 2019	24 October 2021

The following persons were considered to be KMP of Iris Energy Limited at any time during the year:

Individual	Position	Date of Commencement	Date ceased to be KMP
Lindsay Ward	President	18 October 2021	-
David Shaw	Chief Operating Officer	22 October 2021	-
Belinda Nucifora	Chief Financial Officer	16 May 2022	-
Jason Conroy	Chief Executive Officer	10 May 2021	23 September 2021

Significant Transactions with key management personnel
On or around 18 August 2021, the shareholders of the Company approved the issue of one B Class share each (for consideration of A$1.00 per B Class share) to entities controlled by Daniel Roberts and William Roberts, respectively. The B Class shares were formally issued on 7 October 2021. Each B Class share confers on the holder fifteen votes for each ordinary share in the Company held by the holder. In addition, a B Class share confers a right for the holder to nominate a Director to put forward for election to the Board. Because of the increased voting power of the B Class shares, the holders of the B Class shares collectively could continue to control a significant percentage of the combined voting power of the Company's shares and therefore be able to control all matters submitted to the Company’s shareholders for approval until the redemption of the B Class shares by the Company on the earlier of (i) when the holder ceases to be a Director due to voluntary retirement; (ii) a transfer of B Class shares in breach of the Constitution; (iii) liquidation or winding up of the Company; or (iv) at any time which is 12 years after the Company’s ordinary shares are first listed on a recognized stock exchange. Aside from these governance rights, the B Class shares do not provide the holder with any economic rights (e.g., the B Class shares do not confer on its holder any right to receive dividends). The B Class shares are not transferable by the holder (except in limited circumstances to affiliates of the holder).

*	Prior period comparative information has been restated due to a voluntary change in the Group’s presentation currency from AUD to USD, refer to note 2 for further details.

Iris Energy Limited
Notes to the consolidated financial statements
30 June 2022
Note 33. Key management personnel disclosures (continued)
Deed of access, insurance and indemnity
The Group has entered into deeds of access, insurance and indemnity with each of its Directors and certain of its officers. These deeds provide the Directors and officers with contractual rights to indemnification and expense advancement and are governed by the laws of Victoria, Australia.

Compensation
The aggregate compensation made to Directors and other members of KMP of the Group is set out below:

	Consolidated
	Year ended 30 June 2022	Year ended 30 June 2021 (restated*)
	US$	US$

Short-term employee benefits	1,610,088	368,493
Post-employment benefits	81,550	32,328
Share-based payments	13,314,679	174,603

	15,006,317	575,424

The following table summarizes the movement in options outstanding issued to Directors and other members of KMP during the year ended 30 June 2022:

	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	30 June 2022	30 June 2022	30 June 2021	30 June 2021 (restated*)

Outstanding as at 1 July	2,136,171	$4.10	-	-
Granted during the year	5,014,834	$72.46	2,136,171	$4.10
Forfeited during the year	(177,489)	$7.90	-	-

Outstanding at the end of the financial year	6,973,516	$53.16	2,136,171	$4.10

Exercisable at the end of the financial year	2,035,278	$3.95	-	-

Other key management personnel transactions
During the year ended 30 June 2021, each of the Executive Directors paid the Company $3,868 (A$5,005) as consideration for the grant of the Executive Director Liquidity and Price Target Options (see note 31). This transaction was priced on an arms-length basis and all outstanding balances were settled prior to 30 June 2021.

*	Prior period comparative information has been restated due to a voluntary change in the Group’s presentation currency from AUD to USD, refer to note 2 for further details.

Iris Energy Limited
Notes to the consolidated financial statements
30 June 2022
Note 34. Events after the reporting period

Advanced delivery of Mining Hardware
As at 30 June 2022, the Group held $158,184,000 in prepayments made to Bitmain for future mining hardware deliveries. Since the end of the financial year, the Group made all final scheduled payments to utilize $30,127,000 of this balance, which is expected to increase the Group’s operating capacity to 4.3 EH/s.

On 1 August 2022, the Group announced it had reached an agreement with Bitmain to ship an additional 1.7 EH/s of mining hardware. This shipment is expected to increase the Group’s operating capacity to 6.0 EH/s. The agreement utilizes $46,006,000(1) of the $158,184,000 mining hardware prepayments held by the Group as at 30 June 2022, along with $5,900,000 of cash on hand. This additional 1.7 EH/s is now fully paid for by the Group (excluding shipping and taxes).

Utilization of the remaining $82,051,000(2) of prepayments, and the timing and volume of any additional future mining hardware deliveries (i.e., beyond the 6.0 EH/s outlined above) continue to be subject to ongoing discussions with Bitmain.

No other matter or circumstance has arisen since 30 June 2022 that has significantly affected, or may significantly affect the Group's operations, the results of those operations, or the Group's state of affairs in future financial years.

(1)	The cash payment made by the Canadian subsidiary of the Group was $46,670,000. The retranslated balance of the prepayment as at 30 June 2022 is $46,006,000.

(2)	The cash payment made by the Canadian subsidiary of the Group was $83,340,000. The retranslated balance of the prepayment as at 30 June 2022 is $82,051,000.

*	Prior period comparative information has been restated due to a voluntary change in the Group’s presentation currency from AUD to USD, refer to note 2 for further details.