Form 20-F
period 2023-06-30
Iris Energy Ltd
filed 2023-09-13
CIK 1878848

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
 (Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2023

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

Cesilia Kim, Chief Legal Officer
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

The number of outstanding shares as of June 30, 2023 was 66,701,526 Ordinary shares and two B Class shares.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report: ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Financial Statements

The consolidated financial statements cover Iris Energy Limited as a Group consisting of Iris Energy Limited and the entities it controlled at the end of, or during, the year ended June 30, 2023. The consolidated financial statements are presented in U.S. dollars, which is Iris Energy Limited’s presentation currency. We prepared our annual consolidated financial statements for fiscal years ended June 30, 2023, 2022 and 2021 in accordance with IFRS, as issued by the IASB. Unless otherwise noted, our financial information presented herein for the fiscal years ended June 30, 2023, 2022 and 2021 is stated in dollars, our presentation currency. All references herein to “our financial statements,” “our audited consolidated financial information,” and/or “our audited consolidated financial statements” are to the Company’s consolidated financial statements included elsewhere in this annual report.

Iris Energy Limited was previously known as Iris Energy Pty Ltd until October 7, 2021, when it converted to an Australian public unlisted company limited by shares. Iris Energy Limited is incorporated and domiciled in Australia. The Company’s Ordinary shares are listed on the Nasdaq under the trading ticker “IREN.” Iris Energy Limited's registered office and principal place of business are:

Registered office	Principal place of business
c/o Pitcher Partners	Level 12, 44 Market Street
Level 13, 664 Collins Street	Sydney NSW 2000
Docklands VIC 3008	Australia
Australia

Our fiscal year ends on June 30. References in this annual report to a fiscal year, such as “fiscal year 2023,” “fiscal year 2022” and “fiscal year 2021,” relate to our fiscal year ended on June 30 of that calendar year.

Corporate Events

On November 16, 2021, the registration statement on Form F-1 (File No 333-260488) relating to our initial public offering (“IPO”) of our Ordinary shares was declared effective by the Securities Exchange Commission (“SEC”). On November 19, 2021, we closed our IPO, pursuant to which we issued and sold 8,269,231 Ordinary shares.  See “Item 4. Information on the Company⸺A. History and Development of the Company⸺Our History” for additional information.

As of June 30, 2023, we had a total of 66,701,526 Ordinary shares issued and outstanding and 2 B Class shares issued and outstanding. The B Class shares are beneficially owned by our co-founders and Co-Chief Executive Officers, Daniel Roberts and William Roberts. See “Item 7. Major Shareholders and Related Party Transactions⸺A. Major Shareholders.”

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

EBITDA is calculated as our IFRS profit/(loss) after income tax expense, excluding interest income, finance expense and non-cash fair value loss and interest expense on hybrid financial instruments, income tax expense, depreciation and amortization, which are important components of our IFRS profit/(loss) after income tax expense. Further, “Adjusted EBITDA” also excludes share-based payments expense, which is an important component of our IFRS profit/(loss) after income tax expense, impairment of assets, loss on other receivables, loss on disposal of assets, foreign exchange gains and losses and other one-time expenses and income. Beginning in the fiscal year ended June 30, 2023, the Company has changed its definition of Adjusted EBITDA to exclude impairment of assets, loss allowance on other receivables, and loss on disposal of assets. This is a change from the presentation of Adjusted EBITDA in prior periods, and these adjustments did not have any impact on the calculation of Adjusted EBITDA in prior periods.

“EBITDA” and “Adjusted EBITDA” have limitations as analytical tools. These measures should not be considered as alternatives to profit/(loss) after income tax expense, as applicable, determined in accordance with IFRS. They are supplemental measures of our operating performance only, and as a result you should not consider these measures in isolation from, or as a substitute analysis for, our profit/(loss) after income tax as determined in accordance with IFRS, which is the most comparable IFRS financial measure. For example, we expect depreciation of our fixed assets will be a large recurring expense over the course of the useful life of our assets, and that share-based compensation is an important part of compensating certain employees, officers and directors. Our non-IFRS measures do not have any standardized meaning prescribed by IFRS and therefore are not necessarily comparable to similarly titled measures used by other companies, limiting their usefulness as a comparative tool.

A reconciliation of EBITDA and Adjusted EBITDA to loss after income tax expense, the most directly comparable IFRS measure, can be found in “Item 5. Operating and Financial Review and Prospects⸺A. Operating Results⸺Key Indicators of Performance and Financial Condition.”

Market Share and Other Information

This annual report includes market, economic and industry data as well as certain statistics and information relating to our business, markets, and other industry data, which we obtained or extrapolated from various third-party industry and research sources, as well as assumptions that we have made that are based on those data and other similar sources. Industry publications and other third-party surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. While we believe that such data is reliable, we have not independently verified such data and cannot guarantee the accuracy or completeness thereof. Additionally, we cannot assure you that any of the assumptions underlying these statements are accurate or correctly reflect our position in the industry, and not all of our internal estimates have been verified by any independent sources. Furthermore, we cannot assure you that a third-party using different methods to assemble, analyze, or compute market data would obtain the same results. There is no precise definition for what constitutes the Bitcoin mining market, the HPC solutions market or any other market or industry referenced in this annual report. We do not intend, and do not assume any obligations, to update industry or market data set forth in this annual report. Finally, behavior, preferences, and trends in the marketplace tend to change. As a result, investors and prospective investors should be aware that data in this annual report and estimates based on such data may not be reliable indicators of future results.

References to “market share” and “market leader” are based on global revenues in the referenced market, and, unless otherwise specified herein, are based on certain of the materials referenced above.

Rounding

Amounts in this report have been rounded off to the nearest thousand dollars, or in certain cases, the nearest dollar.

Presentation Currency and Exchange Rates

The Directors elected to change the Group’s presentation currency for the consolidated financial statements from Australian dollars to U.S. dollars effective as of July 1, 2021. The change in presentation currency is a voluntary change which is presented retrospectively. The functional currency of Iris Energy Limited and certain of its subsidiaries is Australian dollars, and for certain other subsidiaries the functional currency is one other than Australian dollars. Functional currency amounts are translated in the presentation currency in the manner described in Note 2 to our audited financial statements for the year ended June 30, 2023, included in this Annual Report on Form 20-F.

Note Regarding Forward-Looking Statements

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that involve substantial risks and uncertainties. Forward-looking statements include information concerning possible or assumed future results of operations, including descriptions of our business plan and strategies and trends we expect to affect our business. These statements often include words such as “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast,” and other similar expressions. These forward-looking statements are contained throughout this annual report, including matters discussed under “Item 3. Key Information—Risk Factors,” “Item 5. Operating and Financial Review and Prospects,” and in other sections of this annual report. We base these forward-looking statements or projections on our current expectations, plans and assumptions that we have made in light of our experience in the industry, as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances and at such time. As you read and consider this annual report, you should understand that these statements are not guarantees of future performance or results. The forward-looking statements and projections are subject to and involve risks, uncertainties and assumptions and you should not place undue reliance on these forward-looking statements or projections. Although we believe that these forward-looking statements and projections are based on reasonable assumptions at the time they are made, you should be aware that many factors could affect our actual financial results or results of operations, and could cause actual results to differ materially from those expressed in the forward-looking statements and projections. Factors that may materially affect such forward-looking statements and projections include, but are not limited to:

•	Bitcoin price and foreign currency exchange rate fluctuations;

•	our ability to obtain additional capital on commercially reasonable terms and in a timely manner to meet our capital needs and facilitate our expansion plans;

•
the terms of any future financing or any refinancing, restructuring or modification to the terms of any future financing, which could require us to comply with onerous covenants or restrictions, and our ability to service our debt obligations, any of which could restrict our business operations and adversely impact our financial condition, cash flows and results of operations;

•
our ability to successfully execute on our growth strategies and operating plans, including our ability to continue to develop our existing data center sites and to increase our diversification into the market for HPC solutions we may offer;

•	our limited experience with respect to new markets we have entered or may seek to enter, including the market for HPC solutions;

•	expectations with respect to the ongoing profitability, viability, operability, security, popularity and public perceptions of the Bitcoin network;

•	expectations with respect to the profitability, viability, operability, security, popularity and public perceptions of HPC solutions we may offer;

•	our ability to secure customers on commercially reasonable terms or at all, particularly as it relates to our potential expansion into HPC solutions;

•	our ability to manage counterparty risk (including credit risk) associated with potential customers and other counterparties;

•	our ability to secure renewable energy, renewable energy certificates, power capacity, facilities and sites on commercially reasonable terms or at all;

•	the risk that counterparties may terminate, default on or underperform their contractual obligations;

•	Bitcoin global hashrate fluctuations;

•	delays associated with, or failure to obtain or complete, permitting approvals, grid connections and other development activities customary for greenfield or brownfield infrastructure projects;

•	our reliance on power and utilities providers, third party mining pools, exchanges, banks, insurance providers and our ability to maintain relationships with such parties;

•	expectations regarding availability and pricing of electricity;

•
our participation and ability to successfully participate in demand response products and services and other load management programs run, operated or offered by electricity network operators, regulators or electricity market operators;

•
the availability, reliability and/or cost of electricity supply, hardware and electrical and data center infrastructure, including with respect to any electricity outages and any laws and regulations that may restrict the electricity supply available to us;

•	any variance between the actual operating performance of our hardware achieved compared to the nameplate performance including hashrate;

•	our ability to curtail our electricity consumption and/or monetize electricity depending on market conditions, including changes in Bitcoin mining economics and prevailing electricity prices;

•	actions undertaken by electricity network and market operators, regulators, governments or communities in the regions in which we operate;

•	the availability, suitability, reliability and cost of internet connections at our facilities;

•
our ability to secure additional hardware, including hardware for Bitcoin mining and HPC solutions we may offer, on commercially reasonable terms or at all, and any delays or reductions in the supply of such hardware or increases in the cost of procuring such hardware;

•	expectations with respect to the useful life and obsolescence of hardware (including hardware for Bitcoin mining as well as hardware for other applications, including HPC solutions we may offer);

•	delays, increases in costs or reductions in the supply of equipment used in our operations;

•	our ability to operate in an evolving regulatory environment;

•	our ability to successfully operate and maintain our property and infrastructure;

•	reliability and performance of our infrastructure compared to expectations;

•	malicious attacks on our property, infrastructure or IT systems;

•	our ability to maintain in good standing the operating and other permits and licenses required for our operations and business;

•	our ability to obtain, maintain, protect and enforce our intellectual property rights and confidential information;

•	any intellectual property infringement and product liability claims;

•	whether the secular trends we expect to drive growth in our business materialize to the degree we expect them to, or at all;

•	the occurrence of any environmental, health and safety incidents at our sites, and any material costs relating to environmental, health and safety requirements or liabilities;

•	damage to our property and infrastructure and the risk that any insurance we maintain may not fully cover all potential exposures;

•
ongoing proceedings relating to the default by two of the Company’s wholly-owned special purpose vehicles under limited recourse equipment financing facilities; ongoing securities litigation relating in part to the default; and any future litigation, claims and/or regulatory investigations, and the costs, expenses, use of resources, diversion of management time and efforts, liability and damages that may result therefrom;

•	our failure to comply with any laws including the anti-corruption laws of the United States and various international jurisdictions;

•	any failure of our compliance and risk management methods;

•
any laws, regulations and ethical standards that may relate to our business, including those that relate to Bitcoin and the Bitcoin mining industry and those that relate to any other solutions we may offer (such as HPC solutions), including regulations related to data privacy, cybersecurity and the storage, use or processing of information;

•	our ability to attract, motivate and retain senior management and qualified employees;

•
increased risks to our global operations including, but not limited to, political instability, acts of terrorism, theft and vandalism, cyberattacks and other cybersecurity incidents and unexpected regulatory and economic sanctions changes, among other things;

•	climate change, severe weather conditions and natural and man-made disasters that may materially adversely affect our business, financial condition and results of operations;

•	the ongoing effects of COVID-19 or any other outbreak of an infectious disease and any governmental or industry measures taken in response;

•	our ability to remain competitive in dynamic and rapidly evolving industries;

•	damage to our brand and reputation;

•	the costs of being a public company; and

•	other risk factors disclosed under “Item 3.D.—Risk Factors” in this annual report.

GLOSSARY OF INDUSTRY TERMS AND CONCEPTS

This annual report includes a number of industry terms and concepts which are defined as follows:

•
AI/ML: Artificial Intelligence and Machine Learning. Artificial Intelligence (“AI”) is computer software that mimics human cognitive abilities in order to perform complex tasks, such as decision making, data analysis, language translation and a variety of tools and services across the emergent AI industry that have been developed to leverage AI capabilities. Machine Learning (“ML”) is a subset of AI in which algorithms are trained on data sets to become machine learning models capable of performing specific tasks.

•	ASICs: An Application Specific Integrated Circuit is a type of integrated circuit that is custom-designed for a particular use, rather than intended for general-purpose use.

•	Bitcoin: A system of global, decentralized, scarce, digital money as initially introduced in a white paper titled Bitcoin: A Peer-to-Peer Electronic Cash System by Satoshi Nakamoto.

•	Bitcoin Network: The collection of all nodes running the Bitcoin protocol. This includes miners that use computing power to maintain the ledger and add new blocks to the blockchain.

•	Block: A bundle of transactions analogous with digital pages in a ledger. Transactions are bundled into blocks, which are then added to the ledger. Miners are rewarded for “mining” a new block.

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

•
Difficulty: In the context of Bitcoin mining, a measure of the relative complexity of the algorithmic solution required for a miner to mine a block and receive the Bitcoin reward. An increase in global hashrate will temporarily result in faster block times as the mining algorithm is solved quicker – and vice versa if the global hashrate decreases. The Bitcoin network protocol adjusts the network difficulty every 2,016 blocks (approximately every two weeks) to maintain a target block time of 10 minutes.

•	EH/s: Exahash per second. 1 EH/s equals one quintillion hashes per second (1,000,000,000,000,000,000 h/s).

•	Fiat Currency: A government issued currency that is not backed by a physical commodity, such as gold or silver, but rather by the government that issued it.

•	Fork: A fundamental change to the software underlying a blockchain which may result in two different blockchains, the original, and the new version, each with their own token.

•	Founders: Daniel Roberts and William Roberts – co-founders and Co-Chief Executive Officers.

•
GPUs: Graphics processing units are a type of computing technology designed for parallel processing, which can be used in a wide range of applications, including graphics and video rendering, gaming, creative production and AI.

•	Hash: To compute a function that takes an input, and then outputs an alphanumeric string known as the “hash value.”

•
Hashrate: The speed at which a miner can produce computations (hashes) using the Bitcoin network’s algorithm, expressed in hashes per second. The hashrate of all miners on a particular network is referred to as the global hashrate.

•
HPC: High-performance computing, which refers to the aggregation of computing power to achieve higher performance levels, often utilized to perform complex calculations in fields including science, engineering, finance, AI/ML, and business. It typically involves using supercomputers or clusters of computers, often employing parallel processing, to perform calculations simultaneously, thereby greatly reducing computation time.

•
Miner: Individuals or entities who operate a computer or group of computers that compete to mine blocks. Bitcoin miners who successfully mine blocks are rewarded with new Bitcoin as well as any transaction fees.

•	Mining: The process by which new Bitcoin blocks are created, and thus new transactions are added to the blockchain in the Bitcoin network.

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

•	REC: Renewable Energy Certificate.

•	SEC: U.S. Securities and Exchange Commission.

•	TH/s: Terahash per second. 1 TH/s equals one trillion hashes per second (1,000,000,000,000 h/s).

•	Wallet: A place to store public and private keys for blockchains (similar to storage applications for usernames and passwords). Wallets are typically software, hardware, or paper-based.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Risks Related to Our Business

•
We have a limited operating history, with operating losses as the business has grown. If we cannot sustain greater revenues than our operating costs, we will incur operating losses, which could adversely impact our operations, strategy and financial performance.

•	We have an evolving business model and strategy.

•	Our increased focus on potential HPC solutions may not be successful and may result in adverse consequences to our business, results of operations and financial condition.

•	Our business, operating plans and expansion plans may be delayed or change in light of evolving market conditions and several other factors.

•	We may be unable to raise additional capital needed to fulfill our capital or liquidity needs or grow our business and achieve expansion plans.

•
Certain of our limited recourse wholly-owned subsidiaries have defaulted on equipment financing agreements and are subject to bankruptcy proceedings and legal action by the lender, and we may be exposed to further claims in connection with such proceedings.

•	Our future success will depend significantly on the price of Bitcoin, which is subject to risk and has historically been subject to significant price volatility, as well as several other factors.

•	Our operating results have fluctuated significantly and may continue to fluctuate significantly as a result of several different factors.

•
Our business is highly dependent on a small number of equipment suppliers. Failure of our suppliers to perform under the relevant supply contracts or of our ability to fulfill our obligations thereunder could adversely impact our operating results and financial condition.

•	We may not be able to procure hardware on commercially acceptable terms or sufficient funding may not be available to finance the acquisition of hardware.

•	Any electricity outage, non-supply or limitation of electricity supply or increase in electricity costs could materially impact our operations and financial performance.

•	Any critical failure of key electrical or data center equipment may result in material impacts to our operations and financial performance.

•	Serial defects in our ASICs, GPUs and other equipment may result in failure or underperformance relative to expectations and impact our operations and financial performance.

•	Adoption of custom firmware for our mining fleet could lead to failures that result in a substantial decrease in our mining fleet’s hashrate.

•	Supply chain and logistics issues for us, our contractors or our suppliers may delay our expansion plans or increase the cost of constructing our infrastructure.

•	Any environmental, health and safety incidents may result in material impacts to our operations and financial performance.

•
We may be vulnerable to climate change, severe weather conditions and natural and man-made disasters, including earthquakes, fires, floods, hurricanes, tornadoes and severe storms (including impacts from rain, hail, snow, lightning and wind), as well as power outages and other industrial incidents, which could severely disrupt the normal operation of our business and adversely affect our results of operations.

•	Our properties and equipment may experience damages, including damages that are not covered by insurance.

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

•	There is a risk of additional Bitcoin mining capacity from competing Bitcoin miners, which would increase the global hashrate and decrease our effective market share.

•	Bitcoin is a form of technology which may become redundant or obsolete in the future.

•	There is a lack of liquid markets in digital assets, and these markets are subject to possible manipulation.

•	Our operations, investment strategies and profitability may be adversely affected by competition from other methods of investing in digital assets or tracking digital asset markets.

•
Bitcoin will be subject to block reward halving several times in the future and Bitcoin’s value may not adjust to compensate us for the reduction in the block rewards that we receive from our mining activities.

Risks Related to Third Parties

•
Banks, financial institutions, insurance providers and other counterparties may fail, may not provide relevant goods and services including bank accounts, or may cut off certain banking or other goods and services, including to digital assets investors or businesses that engage in Bitcoin-related activities or that accept Bitcoin as payment.

•
Disruptions at over-the-counter (“OTC”) trading desks and potential consequences of an OTC trading desk’s failure could adversely affect our business. We may be required to, or may otherwise determine it is appropriate to, switch to an alternative digital asset trading platform and/or custodian.

Risks Related to Regulations and Regulatory Frameworks

•	The regulatory environment regarding digital asset mining is in flux, and we may become subject to changes to and/or additional laws and regulations that may limit our ability to operate.

•	Our business and financial condition may be materially adversely affected by changes to and/or increased regulation of energy sources.

•
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

Risks Related to Our Business

We have a limited operating history, with operating losses as the business has grown. If we cannot sustain greater revenues than our operating costs, we will incur operating losses, which could adversely impact our operations, strategy and financial performance.

We began Bitcoin mining in 2019. We have a limited operating history upon which an evaluation of the business and its prospects can be based. We may be subject to many risks common to new and growing companies, including under-capitalization, cash shortages, limitations concerning personnel, financial and other resources and lack of revenues and profitability. We generated a loss after income tax expense of $171.9 million and $419.8 million for the years ended June 30, 2023 and 2022, respectively. There is no assurance that we will be successful in executing our business plan, that we will achieve profitability, that we will meet other metrics to measure success, or that you will achieve a return on your investment.

Our future business plan requires additional substantial expenses in the operation and growth of our business and there can be no assurance that operational objectives will be achieved. Our success will ultimately depend on our ability to generate cash from our business. If we do not reach our operating objectives, and to the extent that we do not generate cash flow and income, our financial performance and long-term viability may be materially and adversely affected. An investment in our Ordinary shares must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development.

We have an evolving business model and strategy.

Our business model has significantly evolved since our incorporation, and we expect it to continue to do so in the future. As digital assets become more widely available, we expect their services and products to evolve. In order to stay current with our industry, our business model will also need to evolve. As a result, from time to time, we may modify aspects of our business model relating to our strategy. Our growth strategy may include exploring the potential diversification of our revenue sources into new markets, and in June 2023 we announced that we have revitalized our focus on exploring potential diversification into HPC solutions. We cannot offer any assurance that these or any other modifications to our business model and strategy will be successful or will not result in harm to our business. Such modifications may increase the complexity of our business and place significant strain on our management, personnel, operations, systems, technical performance, financial resources and internal financial control and reporting functions. Moreover, we may not be able to manage growth effectively, which could damage our reputation, limit our growth and adversely affect our operating results. Further, we cannot provide any assurance that we will successfully identify all emerging trends and growth opportunities within the digital assets industry, the HPC market or other markets we seek to expand into, and we may lose out on such opportunities. Any of the foregoing could have a material adverse effect on our business, prospects, results of operations and financial condition.

Our increased focus on potential HPC solutions may not be successful and may result in adverse consequences to our business, results of operations and financial condition.

Our growth strategy includes exploring the potential diversification of our revenue sources into new markets. In particular, we have revitalized our strategy of exploring the potential use of our existing and future infrastructure to develop and offer HPC solutions to a broad range of industries and applications, which may include scientific research, engineering, rendering and AI/ML. We believe our future success will depend in part on our ability to execute on our growth strategy and expand into new markets.

We have limited experience in developing and offering HPC solutions, or acquiring the relevant components to develop an offering of HPC solutions. We may experience difficulties with infrastructure development or modification, engineering, product design, product development, marketing or certification, which could result in excessive research and development expenses and capital expenditure, delays or prevent us from developing and offering HPC solutions at all. Our focus on developing and offering HPC solutions may also disrupt our business, divert our resources, and require significant management attention that would otherwise be available for utilization within and development of our existing business. Additionally, our ability to develop and offer HPC solutions relies on third-party components, including GPUs for which there are limited suppliers, which require significant capital expenditure and may be difficult to procure given the current elevated demand. We may be unable to raise the required capital as a result of the risks described under “—We may be unable to raise additional capital to fulfill our capital or liquidity needs and/or grow our business and achieve our expansion plans.”

In addition, as we continue to enter into new markets such as HPC, we will face new sources of competition, new business models and new customer relationships. In order to be successful, we will need to cultivate new industry relationships and strengthen existing relationships to bring any new solutions and offerings to market, and the success of any HPC solutions we develop will depend on many factors, including demand for HPC, our ability to win and maintain customers, and the cost, performance and perceived value of any HPC solutions we develop.  As a result, there can be no assurance that any HPC solutions we develop will be adopted by the market, or be profitable or viable. Our limited experience with respect to HPC solutions could limit our ability to successfully execute on this growth strategy or adapt to market changes. If we are unsuccessful in developing and offering HPC solutions, our business, results of operations and financial condition could be adversely affected.

The market for HPC solutions is driven in large part by demand for server clusters, specialized or high-performance applications, and hosted software solutions which require fast and efficient data processing, and is characterized by rapid advances in technologies. It is difficult to predict the development of demand for HPC solutions, the size and growth rate for this market, the entry of competitive products, or the success of any existing or future products that may compete with any HPC solutions we may develop. If there a reduction in demand for any HPC solutions, whether caused by a lack of customer acceptance, a slowdown in demand for computational power, an overabundance of unused computational power, technological challenges, competing technologies and solutions, decreases in corporate spending, weakening economic conditions or otherwise, it could result in reduced customer orders, early order cancellations, the loss of customers, or decreased sales, any of which would adversely affect our business, results of operations and financial condition.

Our investments in further developing and offering HPC solutions in addition to our existing business of Bitcoin mining may result in new or enhanced governmental or regulatory scrutiny, litigation, confidentiality or security risks, ethical concerns, or other complications that could adversely affect our business, reputation, results of operations or financial condition. The increasing focus on the risks and strategic importance of certain HPC applications, such as AI/ML technologies, has already resulted in regulatory restrictions that target products and services capable of enabling or facilitating AI/ML, and may in the future result in additional restrictions impacting any offerings we may develop, including HPC solutions. Complying with multiple regulations from different jurisdictions related to new solutions that we develop could increase our cost of doing business or may change the way that we operate in certain jurisdictions. Furthermore, concerns regarding third-party use of AI/ML for purposes contrary to governmental and societal interests, including concerns relating to the misuse of AI/ML applications, models, and solutions, could result in restrictions on AI/ML products which in turn reduce the demand for HPC solutions and negatively impact our business and financial results. It is also unclear how our status as an infrastructure provider for customers developing and deploying AI/ML applications as opposed to developing such applications ourselves will affect the applicability of these regulations on any offerings.

Failure to effectively manage our growth could place strains on our managerial, operational and financial resources and could adversely affect our business and operating results.

Our current and future growth, including increases in the number of our strategic relationships and our strategy of exploring diversification of our revenue sources, may place a strain on our managerial, operational and financial resources and systems, as well as on our management team. We may not be successful in growing our business, or at managing our growth effectively. We may also fail to develop and expand our managerial, operational and financial resources and systems as we grow. Any of the foregoing could limit our growth and could have a material adverse effect on our business, prospects, results of operations and financial condition.

Our business, operating plans and expansion plans may be delayed or change in light of evolving market conditions and several other factors.

Our business plan is predicated on multiple assumptions, including our ability to procure additional hardware for Bitcoin mining and for HPC solutions that we aim to develop, in each case with certain performance specifications at certain future dates and prices, and the acquisition, development and construction of additional locations and infrastructure to host such hardware. Our business plan is subject to change due to various factors, including market conditions, our ability to raise additional capital, the ability to procure equipment in a quantity, at a cost, to a certain quality, to certain specifications and on a timeline that is consistent with our business plan, and the ability to identify and acquire additional locations for new data center and electrical infrastructure sites to replicate the existing operating model at our operational facilities or build facilities adopting new operating models consistent with our business plan.

For example, in June 2022, we announced that, having regard to current market conditions and available financing terms, we intend to defer additional major capital expenditure for work beyond our initial 4.3 EH/s of hashrate capacity to preserve balance sheet flexibility until market uncertainty subsides and financing terms improve. In light of evolving market conditions, we have subsequently expanded our current hashrate capacity to 5.6 EH/s (as of August 31, 2023) and in June 2023, announced the plan for the potential construction of an additional 80MW of data centers at our Childress site, targeting potential expansion of aggregate hashrate capacity across all our operating sites from 5.6 EH/s to approximately 9.1 EH/s of potential hashrate capacity (assuming the purchase of Bitmain S19XP miners and full utilization of such additional data center capacity). Our near-term focus remains on data center construction, which is subject to funding and market conditions. Miners have not yet been purchased in respect of the Childress expansion beyond the currently operational 20MW or for any other expansion of operating capacity at our sites, and we continue to monitor the market for funding and purchase opportunities. In June 2023, we also announced the revitalization of our prior HPC strategy.

We will continue to review expansion plans in light of evolving market conditions.  Any such delays, inability to raise capital and any failure to execute on growth strategies, could adversely impact our business, capacity, financial condition, cash flows and results of operations.

We may be unable to raise additional capital needed to fulfill our capital or liquidity needs or grow our business and achieve expansion plans.

We will need to raise additional capital to fund our operations, increase our data center and hashrate capacity, meet hardware purchase commitments, pursue potential growth strategies (such as developing HPC solutions and potential acquisitions of complementary businesses), and respond to competitive pressures or unanticipated working capital requirements.

In the future, we will also need to raise additional capital to finance our business operations and planned and potential growth, including to fund additional construction at existing or new sites, to develop new sites to increase our data center capacity and to fund the purchase of additional equipment to increase our operating capacity and potentially expand into new markets. We may seek to raise additional capital through future offerings of debt securities (including potentially convertible debt securities), which would rank senior to our Ordinary shares upon our bankruptcy or liquidation, and future offerings of equity securities, which may be senior to our Ordinary shares for the purposes of dividend and liquidating distributions. An issuance of additional equity securities or securities with a right to convert into equity, such as convertible bonds or warrant bonds, could adversely affect the market price of our Ordinary shares and would dilute the economic and voting interests of shareholders. We may be required to accept terms that restrict our ability to incur additional indebtedness or to take other actions including terms that require us to maintain specified liquidity or other ratios that could otherwise not be in the interests of our shareholders. As the timing and nature of any future offering would depend on market conditions and other factors beyond our control, it is not possible to predict or estimate the amount, timing, or nature of future offerings.

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

Certain of our limited recourse wholly-owned subsidiaries have defaulted on equipment financing agreements and are subject to bankruptcy proceedings and legal action by the lender, and we may be exposed to claims in connection with such proceedings.

We previously entered into three limited recourse equipment financing facilities (each a “Facility” and, together, the “Facilities”) through three separate wholly-owned, non-recourse special purpose vehicles of the Company (“Non-Recourse SPV 1,” “Non-Recourse SPV 2” and “Non-Recourse SPV 3,” and collectively the “Non-Recourse SPVs”), pursuant to which certain lending entities of New York Digital Investment Group LLC (“NYDIG”) agreed to finance part of the purchase price of various miners that had been, or were scheduled to be, delivered to such subsidiaries of the Company.

We announced in November 2022 that the miners owned by Non-Recourse SPV 2 and Non-Recourse SPV 3 that secure their respective Facilities produce insufficient cash flow to service their respective debt financing obligations. As of December 31, 2022, we had approximately $103.4 million aggregate principal amount of loans outstanding under such Facilities. Such Facilities are secured by approximately 3.6 EH/s of miners, as well as other assets of the applicable Non-Recourse SPV (such as any cash and cash equivalents, prepayments, tax assets and any other receivables relating to such Non-Recourse SPVs and miners).

On November 4, 2022, the Non-Recourse SPVs received notices of defaults from the lender under their respective Facilities alleging, among other things, the occurrence of certain defaults, and purporting to declare the loans under the Facilities of Non-Recourse SPV 2 and Non-Recourse SPV 3 immediately due and payable. Further, on November 18, 2022, such Non-Recourse SPVs received a notice from the lender stating that the entire principal amount of the Facilities of Non-Recourse SPV 2 and Non-Recourse SPV 3, under which the lender claimed there was aggregate outstanding indebtedness of approximately $107.8 million as of November 18, 2022 (including accrued interest and late fees), had been declared immediately due and payable pursuant to the November 4, 2022 purported acceleration notice. Such notice demanded payment in full with respect to each Facility, and stated that if payment is not received in full by November 29, 2022 then the lender intends to take steps to enforce the indebtedness and its rights in the collateral securing the Facilities, including bringing an application for the appointment of a receiver. Following receipt of the purported acceleration notice on November 4, 2022, certain other subsidiaries of the Company terminated their respective hosting arrangements with Non-Recourse SPV 2 and Non-Recourse SPV 3, and none of the approximately 3.6 EH/s of miners owned by such Non-Recourse SPVs have been operating since that termination, which materially reduced our hashrate capacity.

In December 2022, Non-Recourse SPV 1 repaid in full one such Facility pursuant to which approximately $1.3 million of borrowings and fees were outstanding.  The remaining two Facilities, pursuant to which $35.0 million and $77.2 million of borrowings were outstanding as of December 31, 2022, respectively, were not repaid by Non-Recourse SPV 2 and Non-Recourse SPV 3. In February 2023, the lenders to such Non-Recourse SPVs commenced steps to enforce the indebtedness and their asserted rights in the collateral securing such limited recourse facilities (including the approximately 3.6 EH/s of miners securing such facilities and other assets of such Non-Recourse SPVs), and appointed PricewaterhouseCoopers Inc. (the “Receiver”) as receiver in respect of the assets, undertakings and property of both Non-Recourse SPVs on February 3, 2023. On June 28, 2023, the Receiver filed an assignment in bankruptcy on behalf of such Non-Recourse SPVs and was appointed as trustee of the Non-Recourse SPVs’ estates, and this appointment was affirmed at the meeting of creditors held on July 18, 2023.  The receivership and bankruptcy proceedings are ongoing.

NYDIG filed an application with The Supreme Court of British Columbia (the “Court”) seeking, among other things, declarations to the effect that any difference between revenue generated by the Non-Recourse SPVs through the provision of hashpower services to Iris Energy Limited and Bitcoin mined by Iris Energy Limited is collateral securing the Facilities, as well as substantive consolidation of certain Group entities and claims of fraudulent conveyance and oppression.  A hearing was held in the Court on June 13 to 15, 2023 in respect of such application, among other things. On August 10, 2023, the Court issued a ruling affirming the Company’s position that, among other things, the Bitcoin mined by the Company is not collateral securing such facilities and there is no parent guarantee with respect to the equipment financing facilities, and no relief in respect of substantive consolidation was granted. However, the Court declared transactions pursuant to hashpower services provided by the relevant Non-Recourse SPVs to the Company to be void, and noted that based on the submissions to date the discrepancy between the value that the Company received for the hashpower and the consideration paid to the Non-Recourse SPVs is between $3.0 million and $11.9 million. The Company disagrees with the decision and certain factual findings and filed a notice to appeal with the Court of Appeal for British Columbia on August 21, 2023. However, legal proceedings are subject to many uncertainties and there can be no assurances as to the final outcome of such appeal or such proceedings more generally, including the amount of any potential damages, settlement payments or liability that may be incurred by the Company, any of which could be higher than the discrepancy in value noted by the Court or than otherwise anticipated. Moreover, the lender or the Receiver under each such Facility could also bring other claims against the Company and/or its other subsidiaries, which could result in further litigation and/or additional claims in the current legal proceedings.  Any of the foregoing could result in substantial legal and other costs and damage to the Company’s reputation, and could divert management’s attention and resources. If successful, any such proceedings could also result in significant liability for the Company and/or its other subsidiaries.

Depending on the outcome of the foregoing bankruptcy and Court proceedings, they could result in a material adverse effect on our business, expansion plans, financial condition, cash flows and results of operations, and may also cause the market value of our Ordinary shares to decline. In addition, the foregoing could also have a material adverse effect on our ability to continue as a going concern, which may exacerbate the risks described under “—General Risk Factors—There is substantial doubt about our ability to continue as a going concern”.

If at any time we have additional special purpose vehicles that are borrowers under equipment financing or other facilities, such borrowers could be subject to similar risks to those described above. In particular, the ability of any such borrowers to satisfy obligations under any such facilities may be adversely impacted by fluctuations in the price of Bitcoin, the Bitcoin network global hashrate and other factors outside our control, including those described herein. To the extent any such other borrowers are unable to make required payments on their debt obligations or they are otherwise unable to comply with covenants under such facilities, a default or event of default may be triggered under such debt obligations. There can be no assurance that any such borrower would be able to restructure, refinance or modify any such facility or obtain a waiver on commercially reasonable terms or otherwise, in which case the relevant lender could seek to accelerate such debt and pursue one or more remedies available to it, including foreclosing on any applicable collateral, any of which could lead to bankruptcy or liquidation of the relevant borrower.

Our future success will depend significantly on the price of Bitcoin, which is subject to risk and has historically been subject to significant price volatility, as well as several other factors.

We generate our revenue from the sale of Bitcoin as a result of rewards and transaction fees received in exchange for contributing computational power to mining pools to validate transactions on the Bitcoin blockchain. Similarly, our operating cash flow substantially depends on our ability to sell Bitcoin for fiat currency as needed. In developing our business plan and operating budget, as well as expansion plans, we make certain assumptions regarding future Bitcoin prices. While part of our business strategy includes exploring the potential diversification of our revenue sources, any potential further expansion into new markets (such as HPC solutions) will take time to implement, and there can be no assurance that we will be successful in doing so in the near term or at all.

The prices that we receive for our Bitcoin depend on numerous market factors beyond our control. Accordingly, some underlying Bitcoin price assumptions relied on by us may materially change and actual Bitcoin prices may differ materially from those expected. For instance, the introduction of digital assets backed by central banks, known as “CBDCs,” could significantly reduce the demand for Bitcoin. Due to the highly volatile nature of the price of Bitcoin, our historical operating results have fluctuated, and may continue to fluctuate, significantly from period to period in accordance with market sentiment and movements in the broader digital assets ecosystem. For example, the price of Bitcoin has fluctuated considerably during the fiscal year ended June 30, 2023, from a low of approximately $15,800 per Bitcoin in November 2022 to a high of approximately $30,700 per Bitcoin in June 2023.

There is no assurance that any digital asset, including Bitcoin, will maintain its value or that there will be meaningful levels of trading activities to support markets in any digital asset and any adverse movements in Bitcoin prices or exchange rates (including the rates at which we may convert Bitcoin to fiat currency) may adversely affect our financial performance, financial condition, prospects, expansion plans and the results of operations. We are also exposed to currency exchange rate fluctuations because portions of our revenue and expenses are currently, and may continue to be in the future, denominated in currencies other than our presentation currency (U.S. dollars), and because our income is in Bitcoin rather than in any fiat currency. Exchange rate fluctuations may adversely affect the results of operations, financial performance and the value of our assets in the future. A decline in the market value of Bitcoin or the demand for trading Bitcoin could lead to a corresponding decline in the value of our Bitcoin assets and the number of transactions on the Bitcoin blockchain network.

Further, revenue for Bitcoin miners consists of the block reward and transaction fees. Transaction fees are not pre-determined by the Bitcoin protocol and vary based on market factors, such as user demand, the number of transactions and the capacity of the network. In addition, “off-chain” solutions (for example, Lightning Protocol and Statechains), which have been introduced to allow users to transact away from the blockchain, may lower miner revenues from transaction fees. Any of the factors could adversely impact our opportunities to earn block rewards and transaction fees, which could adversely affect our business, financial performance, financial condition and results of operations.

Any decline in the amount of Bitcoin that we successfully mine, the price of Bitcoin or market liquidity for Bitcoin, and digital assets generally, would adversely affect our revenue and ability to fund our operations and expansion plans. There has been high volatility in the market price of Bitcoin and other digital assets and, in calendar year 2022, a significant decline in the price of Bitcoin, as well as the market price of many technology stocks, including ours.

Our operating results have fluctuated significantly and may continue to fluctuate significantly as a result of several different factors.

Annual expenses and revenues reflected in our financial statements may differ significantly from historical levels. As a result of this and other factors, it is difficult for us to forecast growth trends accurately and our business and prospects are difficult to evaluate, particularly in the short term.  In addition, due to the rapidly evolving nature of our business and the digital assets ecosystem, as well as our evolving business strategy and any potential further expansion into new markets (such as HPC solutions) that we may pursue, period-to-period comparisons of our operating results may not be meaningful, and you should not rely upon them as an indication of future performance. Our operating results in one or more future periods may fall below the expectations of securities analysts and investors. As a result, the trading price of our Ordinary shares may increase or decrease significantly.

In addition, our operating results may continue to fluctuate significantly as a result of a variety of factors, many of which are unpredictable and in certain instances are outside of our control, including:

•	market conditions across the broader blockchain ecosystem;

•	investment and trading activities of highly active retail and institutional users, speculators, miners and investors;

•	the financial strength of market participants and our counterparties;

•	changes in consumer preferences and perceived value of digital assets, including Bitcoin;

•
publicity and events relating to the blockchain ecosystem, including public perception of the impact of the blockchain ecosystem on the environment as well as high-profile failures of and/or dishonest or illegal actions by market participants;

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

•
our evolving business strategy, including the potential diversification into new markets (such as HPC solutions) and the development and introduction of existing and new products and technology by us, our competitors or others;

•	increases in operating expenses that we expect to incur to grow and expand our operations and to remain competitive;

•	the level of interest rates and inflation;

•
changes in the legislative or regulatory environment or ethical standards, or actions by governments or regulators that impact monetary policies, fiat currency devaluations, trade restrictions, the provision of electricity to mining operations, the digital assets industry generally, or mining operations specifically, the HPC industry generally or our plans to explore the potential offering of HPC solutions specifically;

•	difficulty obtaining new hardware and related installation costs;

•	access to cost-effective sources of electrical power and renewable energy or renewable energy certificates;

•	evolving cryptographic algorithms and emerging trends in the technology securing blockchains, including proof-of-stake;

•	adverse legal proceedings or regulatory enforcement actions, judgments, settlements or other legal proceeding and enforcement-related costs;

•	system or equipment failure or outages, including with respect to our hardware, custom firmware, data center infrastructure, power supply and third party networks;

•	breaches of security or data privacy;

•	loss of trust in the network due to a latent fault in the Bitcoin network;

•	our ability to attract and retain talent;

•	our ability to hedge risks related to our ownership of digital assets;

•	the introduction of new digital assets, leading to a decreased adoption of Bitcoin; and

•	our ability to compete.

Our operating results in one or more future periods may continue to fluctuate significantly as a result of these or other factors. Fluctuations in our operating results may in turn cause the trading price of our Ordinary shares to increase or decrease significantly.

We have incurred significant net losses since inception, and we expect to continue to incur net losses.  Our operating expenses may also outpace our revenue in future periods, which could seriously harm our business or increase our losses.

Since our inception in 2018, we have incurred significant net losses. Our net losses after income taxes were $171.9 million, $419.8 million and $60.4 million for the fiscal years ended June 30, 2023, 2022 and 2021, respectively. As of June 30, 2023, we had accumulated losses of $654.3 million. We expect to continue to incur net losses as we continue to grow and diversify our business.

In addition, our operating expenses in some historical periods have exceeded our mining revenue, resulting in operating losses.  Our operating expenses may be greater than we anticipate in future periods, and our investments to make our business more efficient and, if applicable, to diversity our revenue sources may not succeed and may outpace monetization efforts. Our operating expenses have increased as a result of compliance and other costs associated with being a publicly listed company as well as costs incurred as we grow and develop our managerial, operational and financial resources and systems, and may continue to increase in the future, including as a result of increasing inflationary pressures, as well as the growth of our business and potential expansion into new markets such as HPC solutions. Increases in our operating costs without a corresponding increase in our revenue could result in operating losses, which could have a material adverse effect on our business, financial conditions and results of operations.

Our business is highly dependent on a small number of equipment suppliers. Failure of our suppliers to perform under the relevant supply contracts or of our ability to fulfill our obligations thereunder could adversely impact our operating results and financial condition.

We have historically relied on a single digital asset mining equipment supplier, Bitmain, to supply us with digital asset mining machines to meet our expansion plans. There can be no assurance that additional supplies of digital asset mining equipment or any other equipment will be available when required on terms that are acceptable to us, or at all, or that any supplier would be able to provide sufficient equipment to us to meet our requirements. Even if we were able to procure equipment, we may encounter delays and incur added costs as a result of the time it takes to negotiate terms and install new hardware, and the pricing, delivery schedule and other terms of any such alternative source may be less favorable. As a result, any change in our equipment suppliers could adversely affect our expansion plans, business, financial performance, financial condition and results of operations.

There are a limited number of digital asset mining and HPC solutions equipment suppliers in the market today, and the market price and availability of equipment can be volatile based on market supply and demand dynamics. In relation to Bitcoin, higher Bitcoin prices increase the demand for mining equipment and increases the cost. In addition, as more companies seek to enter the mining industry, the demand for machines may outpace supply and create mining machine equipment shortages. In relation to hardware required for HPC solutions we may offer, demand for Nvidia GPU chipsets and certain networking equipment currently far exceeds supply.

There are no assurances that suppliers will be able to keep pace with any surge in demand for equipment.

Further, equipment purchase contracts may not be favorable to purchasers and we may have little or no recourse in the event an equipment manufacturer defaults on its delivery commitments. If we cannot obtain a sufficient quantity of mining equipment or, if applicable, other equipment such as HPC solutions equipment, at commercially acceptable prices, our growth expectations, our ability to expand into new markets such as HPC solutions we may offer, liquidity, financial condition and results of operations will be adversely impacted.

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

We may not be able to procure hardware on commercially acceptable terms or sufficient funding may not be available to finance the acquisition of hardware.

The success of our business is dependent on our ability to acquire and configure appropriate hardware solutions to remain competitive. There can be no assurances that the most efficient Bitcoin mining hardware or, if applicable, other equipment such as HPC solutions equipment will be readily available when we identify the need for it, that it will be available to us at a commercially acceptable price or that funding will be available to finance its acquisition. For example, in relation to our proposed expansion plan at Childress, additional miners have not yet been purchased and we continue to monitor the market for capital and potential purchase opportunities. Similarly, there can be no assurance that we will be able to procure necessary hardware at commercially acceptable prices or at all in order to implement our business strategy which includes exploring the potential diversification of our revenue sources by offering HPC solutions or otherwise, or that funding will be available. Inability to secure funding or appropriate hardware may delay or prevent the timely completion of our growth strategies and anticipated increases in capacity, and may adversely affect our operations, financial position and financial performance.

The price of new miners is typically linked to the market price of Bitcoin and, if the market price of Bitcoin increases, our costs of obtaining new and replacement miners may increase, which may have a material and adverse effect on our financial condition and results of operations.

The price of new miners is subject to market fluctuations. Such fluctuations are influenced by factors including, but not limited to, the price of Bitcoin, the global hashrate, as well as supply and demand for mining equipment. A similar dynamic may also be observed in the HPC solutions market where demand for Nvidia GPUs and certain networking equipment far exceeds supply, impacting the price and availability of such hardware.

As a result, the cost of new machines and equipment has been and may in the future be unpredictable, and may also be significantly higher than our historical cost.

We have historically incurred significant upfront capital costs each time we acquire new miners, and, if future prices of Bitcoin are not sufficiently high, we may not realize the benefit of these capital expenditures. In relation to hardware that may be required for HPC solutions, equipment manufacturers may also similarly require significant upfront capital contributions (for example, large upfront payments in respect of GPU and other equipment purchases). If this occurs, our business, financial performance, financial condition and results of operations could be materially and adversely affected, which may in turn have an adverse impact on the trading price of our Ordinary shares.

Any electricity outage, non-supply or limitation of electricity supply or increase in electricity costs could materially impact our operations and financial performance.

Our primary input is electricity. We rely on third parties, including utility providers, for the reliable and sufficient supply of electricity to our infrastructure. We cannot guarantee that these third parties will be able to provide any electrical power including at sufficient levels and consistently, or will have the necessary infrastructure to deliver any power that we may require, or that we will be able to procure power from or recontract with them on commercially acceptable terms. Non-supply or restrictions on the supply of, or our failure to procure, sufficient electricity could adversely affect our operating performance and revenue by constraining the number of ASICs or other hardware (including hardware for any HPC solutions we may offer) that we can operate at any one time. This may adversely impact customers for any hosting or HPC solutions we may offer, for example by adversely impacting our ability to meet contractual requirements in respect of uptime, availability or performance.

Our access to electricity, or sufficient electricity, may be affected by climate change, severe weather, acts of God, natural and man-made disasters, political or market operator interventions, utility equipment failure or scheduled and unscheduled maintenance that results in electricity outages to the utility’s or the broader electrical network’s facilities. These electricity outages may occur with little or no warning and be of unpredictable duration. Further, our counterparties may be unable to deliver the required amount of power for various technical, economic or political reasons. As Bitcoin mining and operation of data centers generally (including, for example, to provide HPC solutions) are energy intensive and backup power generation may be expensive to procure, any backup electricity supplies may not be available or may not be available on commercially acceptable terms, or be sufficient to power some or all of our hardware in an affected location for the duration of the outage. Any such events, including any significant nonperformance by counterparties, could have a material adverse impact on our business, financial performance, financial condition and results of operations.

The price we pay for electricity depends on numerous factors including sources of generation, regulatory environment, electricity market structure, commodity prices, instantaneous supply/demand balances, severe or prolonged weather events, counterparties and procurement method. These factors may be subject to change over time and result in increased power costs. In particular, in British Columbia, Canada (BC), we purchase our electricity pursuant to a regulated tariff which is subject to adjustment annually which may result in an increase in the cost of electricity we purchase.  For example, on April 21, 2023, as part of BC Hydro’s electricity rate review, the British Columbia Utilities Commission released an order approving, for the fiscal year commencing April 1, 2023: (i) an increase in the regulated rate by 0.97%; and (ii) setting of the Deferral Account Rate Rider (effectively a discount applicable to a user’s electricity costs) at 1% (previously at 2%). The combined impact of the above order, all else being equal, was an increase in the Company’s all-in unit cost of electricity in British Columbia of approximately 2%. In September 2023, we were notified by BC Hydro of a further 0.17% increase to its rates for the April 1, 2022 to March 31, 2023 period (to be applied retroactively) as well as a further 0.20% increase to its rates for the April 1, 2023 to March 31, 2024 period. This updated rate is generally fixed for a period of 12 months. We can provide no assurances that any future BC Hydro rate changes will be at a similar level, and it is possible future changes could be material increases.

In addition, in Texas, the electricity market is deregulated and operates through a competitive wholesale market. Electricity prices in Texas are subject to many factors, such as, for example, fluctuations in commodity prices including the price of fossil fuels and other energy sources. The market for oil, gas and other fossil fuel energy sources was volatile during calendar year 2022, and we can provide no assurances that such price disruptions in such deregulated markets will not result in material increases in the price for electricity in such markets in the future. Similarly, high temperatures experienced in Texas during the Summers of 2022 and 2023 were partially responsible for historically high electrical demand from the Electricity Reliability Council of Texas (“ERCOT”), the organization that operates Texas’ electrical grid, which was reflected in higher than usual wholesale electricity prices during this period. High wholesale electricity prices directly impact the price we pay for electricity. As part of our electricity procurement strategies in Texas, we may participate in demand response programs, load curtailment in response to prices, or other programs, including the use of automated systems to reduce our power consumption in response to market signals. Such automated systems may activate incorrectly or fail from time to time, or our manual operations may not be able to respond as intended, and there is no guarantee that our participation in demand response programs, load curtailment in response to prices, or other programs, will result in electricity price reductions or additional revenue. In addition, a recent bill passed by the Texas Senate would essentially provide that Bitcoin miners can only account for less than 10% of demand response at any given time. Although the bill was not voted on by the House, it can be reintroduced at some later time. Some demand response programs have regulatory compliance obligations that, if not adhered to or met, may result in fines or penalties. While we aim to mitigate price disruptions (for example, we may seek to purchase electricity market derivatives or hedges to minimize wholesale price volatility), there is no guarantee that such arrangements will be successful in mitigating volatility or increases in wholesale market prices. Increases and fluctuations in the cost of electricity we purchase could have a material adverse effect on our business, financial performance, financial condition and results of operations.

Further, the supply of electricity for our existing or future operations could be limited as a result of political pressure or regulation.  For example, in December 2022, the Government of British Columbia announced a temporary 18-month suspension on new and early-stage BC Hydro connection requests from cryptocurrency mining projects. While that suspension does not impact existing Bitcoin mining operations or late-stage connection requests from cryptocurrency mining projects, there can be no assurance that our existing operations and our ability to grow our business will not be impacted by similar factors in the future.

Any long-term outage or limitation of the internet connection at our sites could materially impact our operations and financial performance.

Our ability to validate and verify Bitcoin transactions, secure transaction blocks and add those to the Bitcoin blockchain, either directly or through a mining pool, is dependent on our ability to connect to the Bitcoin network or mining pools through the internet. Similarly, our ability to offer other products or services using our data center capacity (such as hosting or HPC solutions we may offer) is also dependent on our ability to connect to the internet. Any extended downtime, limitations in bandwidth or other constraints may affect our ability to contribute some or all of our computing power to the network or mining pools. We may not have backup internet connections at our operations, and any backup internet connections may not be sufficient to support all of our, or our customers, Bitcoin mining and HPC solutions equipment in an affected location for the duration of the outage, limitations or constraints to the primary internet connection. Any such events could have a material adverse impact on our operating results and financial condition.

Any critical failure of key electrical or data center equipment may result in material impacts to our operations and financial performance.

Certain key pieces of electrical or data center equipment may represent single points of failure for some or all of the power capacity at our operating sites. Any failure or imminent risk of failure of such equipment may result in our inability to utilize some or all of our equipment in an affected location for the duration of time it takes to repair or remediate equipment, or procure and install replacement parts.

For example, high voltage circuit breakers represent a single point of failure at all of our sites. If it fails, this will result in the site being non-operational. We estimate that the current lead time required to replace the various circuit breakers is 15 to 140 weeks, which lead time could increase. There are other items of equipment at each of our sites that, upon failure, could result in the entire site or certain sections of the site being non-operational. These include, but are not limited to, the high voltage transformers, low voltage transformers and switchgear, all of which currently have estimated lead times ranging between 16 to 90 weeks, and are subject to increase.

Due to the long-lead times required to acquire some of the equipment used in our operations, the failure of such parts could result in lengthy outages at an affected location, and could materially impact our operations (including impacts on potential hosting or HPC solutions customers), financial results and financial condition.

Serial defects in our ASICs, GPUs and other equipment may result in failure or underperformance relative to expectations and impact our operations and financial performance.

Our operations contain certain items of equipment that have a high concentration from one manufacturer (for example, our ASICs and HPC solutions hardware). Additionally, the equipment we rely on may experience defects in workmanship or performance throughout its operational life. If such defects are widespread across equipment we have used in the construction of our facilities, we could suffer material outages or underperformance compared to expectations. Such circumstances could adversely affect our business, prospects, financial condition and operating results.

Adoption of custom firmware for our mining fleet could lead to failures that result in a substantial decrease in our mining fleet’s hashrate.

We may adopt custom firmware for our Bitmain mining fleet, which, if unsuccessfully implemented on a large scale, or if it does not operate as intended, could lead to failures and significantly impact our hashrate. There is also the risk of potentially voiding mining hardware manufacturer warranties through use of custom firmware. While our trials with two alternate software providers have demonstrated some positive results on a small scale during our R&D program, there is a possibility that custom firmware solutions may not perform as reliably or efficiently on a larger scale.

Technical issues, compatibility problems, exposure to malicious activities, or unforeseen bugs could result in a substantial decrease in our mining fleet’s hashrate, leading to reduced rewards and revenue from Bitcoin mining.

Any disruption of service experienced by certain of our third-party service providers, the equipment they provide to us, or our ineffective management of relationships with third-party service providers could harm our business, financial condition, operating results, cash flows and prospects.

We rely on several third-party service providers for services that are essential to our business model, the most important of which are our suppliers of power, electrical equipment, building materials, specialist maintenance services and construction services. Additionally, our business strategy includes exploring the potential diversification of our revenue sources. In particular, we have revitalized our strategy of exploring the potential diversification into HPC solutions, as well as the development of other new products and services leveraging data center capacity and access to power. As we expand into any new markets and develop new solutions, we may also rely on third parties to supply us the equipment which we then use to provide a service to potential customers. If these third parties experience difficulty in providing the services or products we require, or if they experience disruptions or financial distress or cease operations temporarily or permanently, or if the products they supply are defective or cease to operate for any reason, it could make it difficult for us to execute our operations. If we are unsuccessful in identifying or finding highly qualified third-party suppliers or service providers, if we fail to enter into suitable commercial arrangements with them, or if we fail to negotiate cost-effective relationships with them or if we are ineffective in managing and maintaining these relationships, it could materially and adversely affect our business and our financial condition, operating results, cash flows, and prospects.

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

In addition, international trade policies with China remain in flux, and changes to such policies may impact our supply chain. For example, the countries in which we operate could expand or impose, as applicable, economic sanctions on China, or businesses operating in China, that would impact our ability to do business with and import from businesses that operate in China. Any such actions, or countermeasures taken by China, could materially impact our business, prospects or operations.

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

Similarly, our business strategy includes exploring the potential diversification of our revenue sources including potential HPC solutions, as well as aiming to develop new products and services leveraging our data center capacity and access to power. Hardware required for any such new products and services is subject to similar risks. In particular, the rapid pace of technological advancements in HPC GPU hardware presents a risk of hardware obsolescence. As newer and more efficient GPUs are continually developed, existing hardware may quickly become outdated, leading to reduced performance, compatibility issues with new software or systems, and potential difficulties in sourcing customers looking to utilize the hardware. This can result in increased operational costs and may necessitate unexpected capital investment to upgrade hardware, hindering the ability to maintain competitive performance in compute-intensive applications. Further, if we seek to update our existing hardware in response to significant improvements in available hardware technology or to replace underperforming or malfunctioning hardware, there is no guarantee that such technology will be available to us, available on commercially acceptable terms, successfully implemented in our operations or achieve the expected operational performance.

Given the long production period to manufacture and assemble hardware and exposure to potential shortages in global semiconductor chip supply, there can be no assurance that we can acquire enough hardware or replacement parts on a cost-effective basis, or at all, for the maintenance and expansion of our operations. In relation to hardware required for HPC solutions, demand for Nvidia GPUs and certain networking equipment currently far exceeds supply.

We rely on third parties to supply us with hardware and shortages of Bitcoin mining hardware, GPUs, networking equipment or their component parts, material increases in hardware costs or delays in delivery of our hardware orders could significantly interrupt our plans for expanding and diversifying our business. We face competition in acquiring hardware from major manufacturers and, at a given time, hardware may only be available for pre-order months in advance.

In relation to Bitcoin mining hardware, the lead time for new Bitcoin mining hardware from manufacturers currently varies from one to 12 months depending on a number of factors, including the manufacturer, type of hardware and technology and market conditions. When mining conditions are favorable, the lead time usually increases from all suppliers and manufacturers in the industry and could exceed 12 months. If we are unable to acquire new mining machines, or if our cost for new mining machines is excessively high, we may not be able to keep up with our competitors, which may materially and adversely affect our business and results of operations. In some periods the industry has experienced, and we expect may experience again in the future, a scarcity of advanced mining machines, as few manufacturers are capable of producing a sufficient number of mining machines of adequate quality to meet demand. It is necessary for us to establish and maintain relationships with mining machine manufacturers, and we may face competition from larger or other preferred customer relationships. As a result of intense competition for the latest generation mining machines, or if we unexpectedly need to replace our mining machines due to a faulty shipment or other failure, we may not be able to secure replacement machines at a reasonable cost on a timely basis. The market pricing of digital asset mining equipment is subject to fluctuations that are influenced by factors including, but not limited to, the price of Bitcoin, the global hashrate, as well as supply and demand for mining equipment. As a result, the cost of new machines has been and may in the future be unpredictable, and may also be significantly higher than our historical cost for new miners.

Failure to secure appropriate hardware and/or technology may delay or prevent the timely completion of our growth strategies and anticipated increases in capacity, and may have a significant adverse impact on our results from operations and delay our expansion plans.

Supply chain and logistics issues for us, our contractors or our suppliers may delay our expansion plans or increase the cost of constructing our infrastructure.

The equipment used in our operations is generally manufactured by third parties using a large amount of commodity inputs (for example, steel, copper, aluminum). Many manufacturing businesses globally are currently experiencing supply chain issues and increased costs with respect to such commodities and other materials and labor used in their production processes, which is due to a complex array of factors including increased demand from the Bitcoin mining and other industries, as well as the ongoing effects from COVID-19, and which can occur from time to time. Additionally, shortages in global semiconductor chip supply may impact procurement timelines for equipment. Such issues may cause delays in the delivery of, or increases in the cost of, the equipment used in our operations, which could materially impact our operating results and may delay our expansion plans.

In addition, disease outbreaks, such as the COVID-19 pandemic or future pandemics and public health crises, terrorist acts, and political or military conflict, such as the conflict in Ukraine, have increased the risks and costs of doing business abroad. Many of the manufacturers of our equipment are located outside of the jurisdictions in which we have facilities and sites, necessitating international shipping to enable us to incorporate the equipment into our facilities. Political and economic instability have caused many businesses to experience logistics issues in the past resulting in delayed deliveries of equipment, which could occur again in the future. Supply chain disruptions may also occur from time to time due to a range of factors beyond our control, including, but not limited to, climate change, seasonal and unseasonal weather events, shipping constraints (for example, blocked shipping canals or closure of shipyards), increased costs of labor, inflationary pressure, freight costs, industrial disputes and raw material prices along with a shortage of qualified workers. Such supply chain disruptions can potentially cause material impacts to our operating performance and financial position if delivery of equipment for our facilities is delayed.

It may take significant time and expenditure to grow our Bitcoin mining operations and develop potential HPC solutions through continued development at our existing and planned sites, and our efforts may not be successful.

The continued development of our existing and planned facilities is subject to various factors beyond our control. In the context of the COVID-19 pandemic (or any future pandemics), there is an elevated risk that the delivery or installation of equipment from suppliers will be delayed, and of shortages in materials or labor due to travel restrictions and social distancing requirements. There is also the risk of a COVID-19 outbreak on site, which would halt construction and operations in the short term.

More generally, there may be difficulties in integrating new equipment into existing infrastructure, constraints on our ability to connect to or procure the expected electricity supply capacity at our facilities, defects in design, construction or installed equipment, diversion of management resources, insufficient funding or other resource constraints. Actual costs for development may exceed our planned budget. In particular, our business strategy includes exploring the potential diversification of our revenue sources into new markets (such as HPC solutions), as well as the development of other new products and services leveraging our data center capacity and access to power. Our ability to execute on our HPC solutions strategy could be challenging in our current data center designs and may require retrofits, alterations or other custom designed solutions to enable the operating environment to function for potential HPC solutions, which may be cost prohibitive, if the operating environment or site is capable of doing so at all. For example, this may necessitate close collaboration with cooling experts, engineers and specialized vendors to ensure thermal management is aligned with specific hardware requirements.

We intend to expand by acquiring and developing additional sites, taking into account a number of important characteristics such as availability of renewable energy, electrical infrastructure and related costs, geographic location and the local regulatory environment. We may have difficulty finding sites that satisfy our requirements at a commercially viable price or our timing requirements. Furthermore, there may be significant competition for suitable data center sites, and government regulators, including local permitting officials, may restrict our ability to set up data center operations in certain locations.

Transfer of sites that we have contractually secured may ultimately fail to complete due to factors beyond our control (for example, due to default or non-performance by counterparties). In addition, estimated power availability at sites secured could be materially less than initially expected or not available at all. Furthermore, the ability to secure connection agreements to access such power sources and processes to secure permits, approvals and/or licenses to construct and operate our facilities could be delayed in regulatory processes, may not be successful or may be cost prohibitive. For example, in December 2022, the Government of British Columbia announced a temporary 18-month suspension on new and early-stage BC Hydro connection requests from cryptocurrency mining projects. While this suspension has not impacted our existing operations, this decision and future decisions by Government regulators may reduce the availability and/or increase the cost of electricity in the geographic locations in which our operating facilities are located, or could otherwise adversely impact our business.

Development and construction delays, cost overruns, changes in market circumstances, environmental or community constraints, an inability to find suitable data center locations as part of our expansion and other factors may adversely affect our operations, expansion plans, financial position and financial performance. We will continue to review our expansion plans in light of evolving market conditions.  Any such delays, and any failure to increase our total data center or hashrate capacity in the future, could adversely impact our business, financial condition, cash flows and results of operations.

See “Item 3. Key Information—Risk Factors—Risks Related to Our Business—Our business is subject to customary risks in developing infrastructure projects.”

Cancellation or withdrawal of required operating and other permits and licenses could materially impact our operations and financial performance.

In each jurisdiction in which we operate, it is typical that we must obtain certain permits, approvals and/or licenses in order to construct and operate our facilities. If, for whatever reason, such permits, approvals and/or licenses are not granted, or if they are lost, suspended, terminated or revoked, it may result in delays in construction of our facilities, require us to halt all or part of our operations, or cause us to be exposed to financial or other penalties at the affected locations. Such circumstances could have a material adverse effect on our business, expansion plans, financial condition and operating results.

Our business is subject to customary risks in developing infrastructure projects.

The build-out of our platform is subject to customary risks relevant to developing greenfield and brownfield infrastructure projects, including:

•	difficulty finding sites that satisfy our requirements at a commercially viable price;

•	planning approval processes, and permitting and licensing requirements in certain jurisdictions;

•	site condition risks (for example, geotechnical, environmental, flooding, seismic and archaeological) in developing greenfield and brownfield sites;

•	obtaining easements and rights of way (for example, for access or transmission lines), if required;

•	local community objections or feedback preventing or limiting permits and approvals, or a ‘social license’ to operate in the community;

•
availability of power and the satisfactory outcome of relevant studies, as well as completion of the process to connect to the electrical grid and execution of connection agreements and electricity supply agreements with the relevant entities, which may also be cost prohibitive;

•	interface and operational risks;

•	availability, timing of delivery, and cost of construction materials and equipment to each site;

•	contracting and labor issues (i.e. industry-wide labor strikes, ability to engage experienced labor and contractors/subcontractors in remote areas, labor shortages due to competing demand);

•	non-performance by contractors and sub-contractors impacting quality assurance and quality control;

•	lack of interest from contractors or design builders and potential increase in project costs due to competing infrastructure development worldwide;

•	severe or inclement weather;

•	climate change;

•	construction delays generally;

•	delays or impacts arising from pandemics (for example, COVID-19);

•	obtaining any required regulatory or other approvals to invest or own land and infrastructure in foreign jurisdictions; and

•	availability of capital to fund construction activities and associated contractual commitments.

We operate in a highly competitive industry and rapidly evolving sector.

The Bitcoin mining and HPC ecosystems are highly innovative, rapidly evolving and characterized by intense competition, experimentation and frequent introductions of new products and services, and are subject to uncertain and evolving industry and regulatory requirements. We expect competition to increase in the future as existing competitors expand their operations, new competitors enter the industry, and new products are introduced or existing products are enhanced. We compete against a number of companies operating globally that focus on mining digital assets and/or HPC.

Our existing and potential competitors may have various competitive advantages over us, such as:

•	greater name recognition, longer operating histories and larger market shares;

•	more established marketing, banking and compliance relationships;

•	greater mining or data center capabilities (for example, through adoption of proprietary technology);

•	more developed sales and customer management capabilities;

•	more timely introduction of new technologies;

•	preferred relationships with suppliers, including of mining machines and other equipment;

•	better access to more competitively priced power;

•	greater financial resources and access to capital to acquire new hardware, businesses, capabilities and enable growth;

•	lower labor, compliance, risk mitigation and research and development costs;

•	larger and more mature intellectual property portfolios;

•	greater number of applicable licenses or similar authorizations;

•	established core business models outside of the mining or trading of digital assets, allowing them to operate on lesser margins or at a loss;

•	operations in certain jurisdictions with lower compliance costs and greater flexibility to explore new product offerings; and

•	substantially greater financial, technical and other resources.

If we are unable to compete successfully, or if competing successfully requires us to take costly actions in response to the actions of our competitors, our business, operating results and financial condition could be adversely affected.

We cannot provide any assurance that we will successfully identify all emerging trends and growth opportunities in the industries we operate in and we may fail to capitalize on certain important business and market opportunities. Such circumstances could have a material adverse effect on our business, prospects, financial condition and operating results.

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

Additionally, our ability to successfully execute on our growth strategies, including our strategy of exploring the potential diversification of our revenue sources, such as HPC solutions, and offering new products and services, will depend on our ability to identify, hire, train and retain qualified employees with the right mix of skills to build and maintain relationships with customers and who can provide the technical, strategic, and marketing skills required to develop HPC solutions we may offer and any other new products and services we may seek to develop. There is a shortage of qualified personnel in some of these fields, and we will be competing with other companies for this limited pool of potential employees. There is no assurance that we will be able to recruit or retain qualified personnel, and this failure could negatively impact our ability to develop and deliver new services to the market.

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

We may be vulnerable to climate change, severe weather conditions and natural and man-made disasters, including earthquakes, fires, floods, hurricanes, tornadoes and severe storms (including impacts from rain, hail, snow, lightning and wind), as well as power outages and other industrial incidents, which could severely disrupt the normal operation of our business and adversely affect our results of operations.

Our business may be subject to the risks of climate change, severe weather conditions and natural and man- made disasters, including earthquakes, fires, floods, hurricanes, tornadoes and severe storms (including impacts from rain, hail, snow, lightning and wind), as well as power outages and other industrial incidents, any of which could result in system failures, damage to equipment, power supply disruptions and other interruptions that could harm our business.

The potential physical impacts of climate change on our properties and operations are highly uncertain and would be particular to the geographic circumstances in areas in which we operate. These may include changes in rainfall and storm patterns and intensities, water shortages, changing sea levels and changing temperatures. Natural disasters may become more frequent, such as the 2023 British Columbia wildfires, which combined have burned a record-breaking land area in the region. The increased prevalence of natural disasters and other impacts attributable to climate change may materially and adversely impact the cost of production, operational efficiency and financial performance of our operations. Further, any impacts to our business and financial condition as a result of climate change are likely to occur over a sustained period of time and are therefore difficult to quantify with any degree of specificity. For example, extreme weather events may result in adverse physical effects on portions of our infrastructure, which could impact the operational efficiency of our assets or disrupt our supply chain and ultimately our business operations. In addition, disruption of transportation, power and distribution systems could result in delays to potential expansion plans, additional costs or reduced operational efficiency.

The reliability and operating efficiency of our ASICs and other equipment is linked to weather conditions, including temperature and humidity. If we are unable to appropriately manage climatic conditions for the operating equipment inside our data centers, whether caused by either long or short term variations in weather conditions outside of optimal operating thresholds or as a result of ventilation equipment failure, our ASICs and other equipment may be subject to reduced operating efficiency, increased equipment failure and higher maintenance costs. More severe or sustained climate related events have the potential to disrupt our business and may cause us to experience higher attrition, losses and additional costs to resume operations.

Our current insurance policies cover certain costs due to loss of property but do not include business interruption insurance sufficient to compensate for the lost profits that may result from interruptions in our operations as a result of inability to operate or failures of equipment and infrastructure at our facilities. A system outage could have a material adverse effect on our business, prospects, financial condition and operating results.

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

•
any noncompliance with, or liabilities under, applicable regulations, including but not limited to, environmental, health or safety regulations or requirements of building codes, permits and zoning requirements;

•
any damage resulting from climate change, extreme weather conditions or natural or man-made disasters, such as earthquakes, fires, floods, hurricanes, tornadoes, severe storms (including impacts from rain, snow, hail, lightning and wind), or extreme cold or hot weather; and

•	claims by employees and/or others for injuries sustained at our properties.

We currently maintain insurance coverage in respect of our property and personal injury claims and may decide to obtain additional coverage in the future, such as business interruption insurance, where doing so would be practicable and in line with industry practice. There can be no assurance that adequate insurance will be available, and, even if available, that such insurance will be available at economically acceptable premiums or will be adequate to cover any claims made, or that we will decide to take out coverage. We do not carry any environmental insurance. If we incur uninsured losses or liabilities, our assets, profits and/or prospects may be materially impacted. The occurrence of an event that is not covered, in full or in part, by insurance could have a material adverse effect on our operations, financial position and financial performance.

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

A substantial increase in electricity costs could render Bitcoin mining or HPC solutions we may offer ineffective or not viable for us. Market prices for power, generation capacity and ancillary services are unpredictable. An increase in market prices for power, generation capacity or ancillary services may adversely affect our business, prospects, financial condition, and operating results. Long-term and short-term power prices may fluctuate substantially due to a variety of factors outside of our control, including, but not limited to:

•	increases and decreases in the quantity and type of generation capacity;

•	changes in network charges;

•	fuel costs;

•	commodity prices;

•	new generation technologies;

•	changes in power transmission constraints or inefficiencies;

•	climate change and volatile weather conditions, particularly unusually hot or mild summers or unusually cold or warm winters, including the impacts of such on the demand or power;

•
technological shifts resulting in changes in the demand for power or in patterns of power usage, including the potential development of demand-side management tools, expansion and technological advancements in power storage capability and the development of new fuels or new technologies for the production or storage of power;

•	federal, state, local and foreign power, market and environmental policy, regulation and legislation;

•	changes in capacity prices and capacity markets; and

•	power market structure (for example, energy-only versus energy and capacity markets).

See “Item 3. Key Information—Risk Factors—Risks Related to Our Business—Any electricity outage, non-supply or limitation of electricity supply or increase in electricity costs could materially impact our operations and financial performance.”

We may fail to anticipate or adapt to technology innovations in a timely manner, or at all.

The digital asset, data center and HPC solutions markets are experiencing rapid technological changes. Failure to anticipate technology innovations or adapt to such innovations in a timely manner, or at all, may result in our current and future capabilities becoming obsolete. The process of developing and marketing new products, services, solutions or capabilities is inherently complex and involves significant uncertainties. There are a number of risks, including the following:

•	our product or service planning efforts may fail in resulting in the development or commercialization of new technologies or ideas;

•	our research and development efforts may fail to translate new product plans into commercially feasible solutions;

•	our new products or solutions (including HPC solutions we may offer) may not be well received by consumers or otherwise may fail to achieve their intended purpose or functionality;

•	we may not have adequate funding and resources necessary for continual investments in product planning and research and development; and

•	our products or solutions may become obsolete due to rapid advancements in technology and changes in consumer preferences.

Any failure to anticipate the next generation technology roadmap or changes in customer preferences or to timely develop new or enhanced products in response could result in decreased revenue and market share.

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

Our business strategy currently focuses on mining Bitcoin (as opposed to other digital assets). Additionally, all of our mining hardware is limited to mining using a “proof-of-work” protocol based on the complex cryptographic algorithm known as Secure Hash Algorithm 256 (“SHA-256”). Should Bitcoin, like certain other digital asset networks did in calendar year 2022, shift from a proof-of-work validation method to a proof-of-stake method, the transaction verification process (i.e. “mining” or “validating”) would require less power and may render any company that maintains advantages in the current climate with respect to proof-of-work mining (for example, from lower-priced electricity, processing, computing power, real estate, or hosting) less competitive or less profitable, including ours. For example, the Ethereum blockchain, another popular blockchain with a widely traded digital asset, completed its transition from proof-of-work to proof-of-stake in September 2022, in part to achieve more efficiency in relation to the energy consumption of its network and production and verification of its blockchain. Large numbers of Ethereum mining equipment and other investments in Ethereum mining operations became obsolete, while a minority of Ethereum mining equipment was repurposed for mining other digital assets, which were less profitable. Additionally, the successful Ethereum transition to proof-of-stake could lead to pressure on Bitcoin to also transition to proof-of-stake.

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

There is a risk of additional Bitcoin mining capacity from competing Bitcoin miners, which would increase the global hashrate and decrease our effective market share.

The barriers to entry for new Bitcoin miners are relatively low, which can give rise to additional capacity from competing Bitcoin miners. The Bitcoin protocol responds to increasing global hashrate by increasing the “difficulty” of Bitcoin mining. If this “difficulty” increases at a significantly higher rate, we would need to increase our hashrate at the same rate in order to maintain market share and generate equivalent block rewards. A decrease in our effective market share would result in a reduction in our share of block rewards and transaction fees, which could have a material adverse effect on our financial performance and financial position.

Furthermore, foreign governments may decide to subsidize or in some other way support certain large-scale Bitcoin mining projects, thus adding hashrate to the overall network. Such circumstances could have a material adverse effect on the amount of Bitcoin we may be able to mine, the value of Bitcoin and any other digital assets we may potentially acquire or hold in the future and, consequently, our business, prospects, financial condition and operating results.

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

The utilization of a digital asset technology is influenced by public acceptance and confidence in its integrity and potential application, and if public acceptance or confidence is lost for any reason (for example, as a result of hacking or demand for greater power efficiency), the use of that technology may become less attractive, with users instead utilizing alternative digital assets. If preferences in the digital assets markets shift away from proof-of work networks such as Bitcoin, or the market otherwise adopts new digital assets, this could result in a significant reduction in the value of Bitcoin, which could have a material adverse effect on our business, prospects or operations, including the value of the Bitcoin that we mine or otherwise acquire or hold for our own account.

There is a lack of liquid markets in digital assets, and these markets are subject to possible manipulation.

Digital assets do not trade on traditional exchanges.

Whereas stock exchanges have rules and regulations regarding marketplace conduct, and monitor investors transacting on such platform for fraud and other improprieties, digital assets trade on digital asset trading platforms, on “decentralized” finance trading platforms directly on blockchains networks, or over the counter.

These stock exchange rules and regulations may not necessarily be replicated on digital assets trading platforms, depending on the platform’s controls and other policies, and transactions that take place on digital asset networks or otherwise not on centralized digital asset trading platforms are difficult to control or regulate and may be subject to manipulation. Although some digital assets trading platforms are subject to regulation and monitor for illegal activity, because the Bitcoin market itself is unregulated, there are few means to prevent manipulation of prices for the overall market. These factors may decrease liquidity or volume or may otherwise increase volatility of Bitcoin, which may have a material adverse effect on our ability to monetize the Bitcoin we mine.

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

Any such attack or manipulation as outlined above of the Bitcoin network or another important digital asset network could directly impact the value of any Bitcoin that we own at that point in time or render our hardware incapable of earning Bitcoin through block rewards, adversely impacting our financial position. Further, such an event may cause a loss of faith in the security of the network, which could materially erode Bitcoin’s market share and value and could have a material adverse effect on our business.

Significant increases or decreases in transaction fees could lead to loss of confidence in the Bitcoin network, which could adversely impact our ability to mine Bitcoin and to monetize the Bitcoin we mine.

If the rewards and fees paid for maintenance of a digital asset network are not sufficiently high to incentivize miners, miners may respond in a way that reduces confidence in the network. Bitcoin miners collect fees from transactions that are confirmed. Miners validate unconfirmed transactions by adding the previously unconfirmed transactions to new blocks in the blockchain. Miners are not forced to confirm any specific transaction, but they are economically incentivized to confirm valid transactions as a means of collecting fees. To the extent that any miners cease to record transactions in solved blocks, such transactions will not be recorded on the blockchain. Historically, miners have accepted relatively low transaction fees and have not typically elected to exclude the recording of low-fee transactions in solved blocks; however, to the extent that any such incentives arise (for example, a collective movement among miners or one or more mining pools to reject low transaction fees), recording and confirmation of transactions on the blockchain could be delayed, resulting in a lack of confidence in Bitcoin. Alternatively, these incentives could result in higher transaction fees overall, which could lead to fewer uses for the Bitcoin network. For example, users will be less willing to use the Bitcoin network for applications such as micropayments if transaction fees are too high.

Overcapacity (that is, too many transactions being transmitted to the network at once) could also result in increased transaction fees and increased transaction settlement times. Bitcoin transaction fees were, on average for the fiscal year ended June 30, 2023, approximately $2.59 per transaction; however, Bitcoin transaction fees reached an average daily high of $7.74 per transaction in May 2023 due to elevated demand for block space largely driven by the creation of non-fungible tokens on the Bitcoin blockchain using the BRC-20 protocol. While it is possible that increased transaction fees could result in more revenue for our business, increased fees and decreased settlement speeds could preclude certain uses for Bitcoin (for example, micropayments), and could reduce demand for, and the price of, Bitcoin, which could adversely affect our business.

We may not be able to realize the benefits of forks, and forks in the Bitcoin network may occur in the future that may affect our operations and financial performance.

The future development and growth of Bitcoin is subject to a variety of factors that are difficult to predict and evaluate. As Bitcoin is built on an open-source protocol without a centralized governing authority, there is a possibility Bitcoin develops in ways which are not foreseeable. An example is modification of the Bitcoin protocol by a sufficient number of users (known as a “fork” or, when the modification renders nodes unable to communicate with the previous version of the protocol, a “hard fork”).

The Bitcoin protocol has been subject to “hard forks” that resulted in the creation of new networks, and some of those new networks have since been subject to their own hard forks, including Bitcoin Cash, Bitcoin Cash SV, Bitcoin Diamond, Bitcoin Gold and others. Some of these forks have caused fragmentation among trading platforms as to the correct naming convention for the forked digital assets. Due to the lack of a central registry or rulemaking body, no single entity has the ability to dictate the nomenclature of forked digital assets, causing disagreements and a lack of uniformity among platforms on the nomenclature of forked digital assets, which results in further confusion to individuals as to the nature of assets they hold on digital asset trading platforms. In addition, several of these forks were contentious and, as a result, participants in certain digital asset user and developer communities may harbor ill will toward other communities. As a result, certain community members may take actions that adversely impact the use, adoption and price of Bitcoin or any of its forked alternatives.

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

Platforms on which digital assets may trade, such as Kraken, which we have used to monetize our Bitcoin, pose special risks, as these platforms are generally new and the rules governing their activities are less settled and their activities may be largely unregulated or under-regulated, and may therefore be more exposed to theft, fraud and failure than established, regulated exchanges for other products. Digital asset trading platforms may be startup businesses with limited institutional backing, limited operating history, and no publicly available financial information. This can lead to increased price volatility. In addition, a failure of an important digital asset trading platform could result in a loss of confidence in digital assets generally, resulting in our inability to monetize the Bitcoin we mine in accordance with our financial projections.

Bitcoin transactions on the Bitcoin blockchain do not rely on a trusted intermediary or depository institution. Transacting in Bitcoin on trading platforms requires users to take on credit risk by transferring Bitcoin from a personal address to a Bitcoin address controlled by the trading platform. Accordingly, we are exposed to the digital asset trading platform’s credit risk with respect to each Bitcoin transaction we make because our Bitcoin sales take place on digital asset trading platforms, not directly on the Bitcoin network. Digital asset trading platforms may also impose daily, weekly, monthly or customer-specific transaction or distribution limits or suspend withdrawals entirely, rendering the exchange of digital assets for fiat currency difficult or impossible. Additionally, digital asset prices and valuations on these platforms may be volatile and subject to influence by many factors, including the levels of liquidity on particular platforms and operational interruptions and disruptions. The prices and valuation of digital assets (for example, Bitcoin) remain subject to any volatility experienced by trading platforms, and any such volatility can adversely affect the value of the Bitcoin that we mine. It is possible that while engaging in transactions with various digital asset platforms located throughout the world, any such platform may cease operations voluntarily or involuntarily due to theft, fraud, security breach, liquidity issues or government investigation without any recourse available to us.

Digital asset platforms for Bitcoin may be appealing targets for cybercrime, hackers and malware and some have been shut down or experienced losses of assets placed on the exchange as a result, and any such event is likely to result in the complete loss of assets placed on such a platform. In addition, any governmental or regulatory action against a digital asset trading platform may cause assets on such exchange to become frozen for a substantial period of time or forfeited and could result in material opportunity costs or even in the total loss of such assets. Banks have also refused to process or support wire transfers to or from digital asset trading platforms and may continue to do so in a way that impacts our ability to monetize Bitcoin we mine.

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

The Bitcoin network, and our business of mining Bitcoin, are dependent upon the internet. A significant disruption in internet connectivity could disrupt the Bitcoin network’s operations, which could have an adverse effect on the price of Bitcoin and our ability to mine Bitcoin. A broadly accepted and widely adopted decentralized network is necessary for the Bitcoin network to function as intended. Features of the Bitcoin network, such as decentralization, open-source protocol and reliance on peer-to-peer connectivity, are essential to preserve the stability of the Bitcoin network and decrease the risk of fraud or cyberattacks. A disruption of the internet or the Bitcoin network could affect the ability to transfer Bitcoin, and consequently the value of Bitcoin, as well as our ability to mine Bitcoin. A significant disruption of internet connectivity (for example, affecting large numbers of users or geographic regions) could prevent the Bitcoin network’s functionality and operations until the internet disruption is resolved.

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

As an alternative to fiat currencies or CBDCs that are backed by central governments, most digital assets, which are a relatively new type of asset, are subject to supply and demand forces. How such supply and demand will be impacted by geopolitical events is largely uncertain but could be harmful to us and investors in our Ordinary shares. Political or economic crises may motivate large-scale acquisitions or sales of digital assets either globally or locally. There has been high volatility in the market price of Bitcoin and other digital assets, and in calendar year 2022, there was a significant downturn in their market price, as well as the market price of many technology stocks, including ours. Such events could have a material adverse effect on our ability to continue as a going concern or to pursue our strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any Bitcoin or any other digital assets we mine.

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

There has also been a growing number of attempts to list on national securities exchanges the shares of funds that hold Bitcoin and other digital assets or that have exposures to Bitcoin and other digital assets through derivatives, such as Bitcoin-based exchange traded funds (“ETFs”). These investment vehicles attempt to provide institutional and retail investors exposure to markets for digital assets and related products. To date, the SEC has repeatedly denied applications for spot Bitcoin ETFs. The exchange-listing of shares of a spot Bitcoin ETF or other digital asset-based funds would create more opportunities for institutional and retail investors to invest more directly in Bitcoin or other digital assets that may be more attractive than an investment in our Ordinary shares, and consequently, have an adverse impact on the price of our Ordinary shares. Conversely, if exchange-listing requests for spot Bitcoin ETFs are not approved by the SEC and further requests are ultimately denied by the SEC, increased investment interest by institutional or retail investors could fail to materialize, which could reduce the demand for digital assets generally and therefore adversely affect the price of our Ordinary shares.

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

We currently use Antpool as our main mining pool service provider and we are subject to Antpool’s User Service Agreement. There is no prescribed term for services under the User Service Agreement and Antpool reserves the right to limit, change, suspend or terminate all or part of its services to us at any time. Similarly, we also have the right to terminate our use of Antpool’s services at any time. If we were unable to use Antpool’s mining pool in the future, whether it be voluntary or involuntary reasons (including technical issues requiring a temporary or long-term switch between mining pool operators), we have identified F2Pool as a potential back-up mining pool service provider. Under the material terms of F2Pool’s terms of service, a user can terminate their account at any time and F2Pool may, at its sole discretion, also terminate a user’s account at any time and would not be liable for any losses caused by such termination or suspension. We may use the services of other mining pools in the future.

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

Halving is the process designed to control the overall supply and reduce the risk of inflation in Bitcoin’s proof-of-work consensus algorithm. At a predetermined block, the mining reward is halved. The Bitcoin block reward was initially set at 50 Bitcoin per mined block and this was halved to 25 Bitcoin in November 2012 at block 210,000, again to 12.5 Bitcoin in July 2016 at block 420,000 and again to 6.25 Bitcoin in May 2020 at block 630,000. The next halving for Bitcoin is expected in 2024 at block 840,000, when the block reward will reduce to 3.125 Bitcoin. This process will reoccur until the total amount of Bitcoin issued through block rewards reaches 21 million, which is expected to occur around 2140. To date, the total number of Bitcoin which have been issued is approximately 19.4 million. While Bitcoin has had a history of price fluctuations around the halving of its block rewards, there is no guarantee that any price change will be favorable or would compensate for the reduction in the mining reward. If a corresponding and proportionate increase in the trading price of Bitcoin does not follow these halving events, the revenue that we earn from our mining operations would see a corresponding decrease, which would have a material adverse effect on our business and operations.

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

The Office of Foreign Assets Control of the U.S. Department of the Treasury and the U.S. Department of State administer and enforce economic sanctions programs based on foreign policy and national security goals against targeted countries, territories, regimes, entities, organizations and individuals. In the UK: the Foreign, Commonwealth and Development Office is responsible for the UK’s international sanctions policy, including all international sanctions regimes and designations; the Office of Financial Sanctions Implementation (“OFSI”), which is a part of His Majesty’s Treasury, is responsible for ensuring that financial sanctions are properly understood, implemented and enforced (as well as maintaining OFSI’s Consolidated List of Financial Sanctions Targets); the Department for International Trade is responsible for implementing trade sanctions and embargoes, His Majesty’s Revenue & Customs is responsible for enforcing breaches of trade sanctions; and the National Crime Agency is responsible for investigating and enforcing breaches of financial sanctions. In Canada, Global Affairs Canada, Public Safety Canada and the Department of Justice administer and enforce Canada’s sanctions regime. In Australia, the Department of Foreign Affairs and Trade is the primary department that both administers and enforces the sanctions regime in Australia. These laws and regulations may be implicated by a number of digital assets activities, including investing or trading. Because of the anonymous nature of blockchain transactions, we may not be able to determine the ultimate identity of the individuals with whom we transact when buying or selling digital assets or receiving Bitcoin through mining activities (for example, transaction fees, or rewards from mining pool), and thus may inadvertently engage in transactions with persons, or entities or territories that are the target of sanctions or other restrictions. To the extent government enforcement authorities enforce these, and other laws and regulations that are impacted by blockchain technology, we may be subject to investigation, administrative or court proceedings, and subsequent civil or criminal monetary fines and penalties, all of which could harm our reputation and adversely affect the value of our Ordinary shares.

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

Bitcoin transactions are entirely digital and, as with any on-line system, are at risk from hackers, malware and operational glitches. Hackers can target Bitcoin exchanges and custody providers to gain access to thousands of accounts and digital wallets where Bitcoin is stored. Bitcoin transactions and accounts are not insured by any type of government program and all Bitcoin transactions are permanent because they are peer-to-peer and there is no third-party or payment processor involved. Bitcoin has previously suffered from hacking and cyber-theft which have affected its demand and price. Also, the price and exchange of Bitcoin may be subject to fraud risk. While Bitcoin uses private key encryption to verify owners and register transactions, fraudsters and scammers may attempt to sell false Bitcoin. Future advancements in quantum computing could also potentially break the cryptographic security measures of Bitcoin. All of the above may adversely affect the operation of the Bitcoin network, which would erode user confidence in Bitcoin and could adversely impact our business and ability to monetize the Bitcoin that we mine.

The loss or destruction of any private keys required to access our digital assets may be irreversible. If we, or any third-party with which we store our digital assets, are unable to access our private keys (whether due to a security incident or otherwise), it could cause direct financial loss, regulatory scrutiny and reputational harm.

Digital assets are generally controllable only by the possessor of the unique private key relating to the address with which the digital assets are associated. Private keys must be safeguarded and kept private to prevent a third party from accessing the digital assets held in such a wallet. To the extent that any of the private keys relating to any hot or cold wallets containing our digital assets are lost, destroyed or otherwise compromised or unavailable, and no backup of the private key is accessible, we will be unable to access the digital assets held in the related wallet and, in most cases, the private key will not be capable of being restored. The loss or destruction of a private key required to access digital assets may be irreversible. Further, we cannot provide assurance that any wallet holding our digital assets, either maintained directly by us or by an exchange or custodian on our behalf, will not be lost, hacked or compromised. Digital assets, related technologies and digital asset service providers such as custodians and trading platforms have been, and may in the future be, subject to security breaches, hacking, or other malicious activities. As such, any loss or misappropriation of the private keys used by them to control our digital assets due to a hack, employee or service provider misconduct or error, or other compromise could result in significant losses or fines, hurt our brand and reputation, and potentially harm the value of any Bitcoin that we mine or otherwise acquire or hold for our own account, and adversely impact our business.

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

Bitcoin mining activities are energy-intensive, which may restrict the geographic locations of miners, in particular, to locations with renewable sources of power. Government regulators may potentially restrict the ability of electricity suppliers to provide electricity to Bitcoin miners, including us, or Bitcoin mining activities generally.

Mining Bitcoin requires significant amounts of electrical power, and electricity costs are expected to continue to account for a material portion of our operating costs. There has been a substantial increase in the demand for and cost of electricity for Bitcoin mining, and this has had varying levels of impact on local electricity supply. The availability and cost of electricity will impact the geographic locations in which we choose to conduct mining activities, and the availability and cost of electricity in the geographic locations in which our facilities are located will impact our business, cash flows, results of operations and financial condition.

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

Should our operations require more electricity than can be supplied in the areas where our mining facilities are located or should the electrical transmission grid and distribution systems be unable to provide the regular supply of electricity required, we may have to limit or suspend activities or reduce the speed of our proposed expansion, either voluntarily or as a result of either quotas imposed by energy companies or governments, or increased prices for certain users (such as us). If we are unable to procure electricity at a suitable price, we may have to shut down our operations in that particular jurisdiction either temporarily or permanently. Additionally, our Bitcoin mining machines would be materially adversely affected by power outages. Given the power requirement, it may not be feasible to run mining machines on back-up power generators in the event of a government restriction on electricity or a power outage, which may be caused by climate change, weather, acts of God, wild fires, pandemics, falling trees, falling distribution poles and transmission towers, transmission and distribution cable cuts, other natural and man-made disasters, other force majeure events in the electricity market and/or the negligence or malfeasance of others. If we are unable to receive adequate power supply and we are forced to reduce our operations due to the lack of availability or cost of electrical power, our business could experience materially adverse impacts.

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

Government and regulatory scrutiny related to Bitcoin mining facilities and their energy consumption and impact on the environment has increased and may continue to increase. Some governments and regulators are increasingly focused on the energy and environmental impact of Bitcoin mining activities. This has led to new governmental measures regulating, restricting or prohibiting the use of electricity for Bitcoin mining activities, or Bitcoin mining activities generally and may lead to further measures in any of the jurisdictions in which we operate from time to time. For example, in December 2022, the Government of British Columbia announced a temporary 18-month suspension on new and early-stage BC Hydro connection requests from cryptocurrency mining projects. While this suspension has not impacted our existing operations, this decision and future decisions by Government regulators may reduce the availability and/or increase the cost of electricity in the geographic locations in which our operating facilities are located, or could otherwise adversely impact our business. In March 2022, ERCOT started requiring large scale digital asset miners to apply for permission to connect to Texas’ power grid, and in April 2022, set up the Large Flexible Load Task Force (“LFLTF”) to review the participation of large flexible loads, including Bitcoin mining facilities, in the ERCOT market. The LFLTF has been tasked to develop policy recommendations for consideration by ERCOT relating to network planning, markets, operations, and large load interconnection processes for large flexible loads in the ERCOT network. In addition, a bill has been passed by the Texas Senate restricting the total amount of power bitcoin miners could provide to ERCOT in demand response programs. Although the bill was not voted on by the House, it can be reintroduced at a later time. Also, in November 2022, Governor Hochul of New York signed into law a two-year moratorium on new or renewed permits for certain electricity-generating facilities that use fossil fuel and provide energy for proof-of-work digital asset mining operations. At the federal level, legislation has been proposed by various Senators that would require certain agencies to analyze and report on topics around energy consumption in the digital asset industry, including the type and amount of energy used for cryptocurrency mining and the effects of digital asset mining on energy prices and baseload power levels and the effect Bitcoin mining using more than 5 megawatts of power has on greenhouse gas emissions. There have been calls by various members of Congress on the Environmental Protection Agency (“EPA”) and Department of Energy to establish rules that would require digital asset miners to report their energy usage and emissions. Additionally, in March 2022, President Biden signed an Executive Order calling on, among other things, various agencies and departments, including the EPA, to report on the connections between distributed ledger technology and energy transitions, and the impact of such technology on climate change. In September 2022, the Office of Science and Technology Policy issued its report on the impact of distributed ledger technology on climate change which, among other things, recommended that federal agencies work with stakeholders in the distributed ledger technology and cryptoasset spaces to develop standards for the responsible design, development and use of environmentally responsible cryptoasset technologies. It also recommended Congress enable DOE to promulgate energy conservation standards for cryptoasset mining equipment, blockchains and other operations.

Any of the foregoing or any other restrictions on the supply and availability of electricity and associated infrastructure could reduce the availability and/or increase the cost of electricity in the geographic locations in which our operating facilities are located, or could otherwise adversely impact our business. If we are forced to reduce our operations due to the availability or cost of electrical power, or restrictions on Bitcoin mining activities, this will have a material adverse effect on our business, prospects, financial condition and operating results.

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

Risks Related to Third Parties

Banks, financial institutions, insurance providers and other counterparties may fail, may not provide relevant goods and services including bank accounts, or may cut off certain banking or other goods and services, including to digital assets investors or businesses that engage in Bitcoin-related activities or that accept Bitcoin as payment.

A number of companies that engage in Bitcoin and/or other digital assets-related activities have been unable to find banks, financial institutions and insurance providers that are willing to provide them with bank accounts and other services. Similarly, changing governmental regulations about the legality of transferring or holding Bitcoin and other digital assets may prompt other banks and financial institutions to close existing bank accounts or discontinue banking or other financial services to such companies in the digital assets industry, or even investors with accounts for transferring, receiving or holding their digital assets. Specifically, China prohibits financial institutions from holding, trading or facilitating transactions in Bitcoin. Furthermore, in September 2021, China’s National Development and Reform Commission banned all digital asset mining in a reported bid to reduce carbon emissions. Similarly, India’s proposed digital assets legislation could have a significant impact on the ability to utilize banking services in India for digital assets. Both India and China, among other countries, are reportedly driving toward the development and adoption of a national digital currency, and taking legislative action that could be viewed as disadvantageous to private digital assets (such as Bitcoin) in the process. In the United States, federal banking regulators have highlighted the risks involved for banking organizations holding deposits of digital asset market participants and have released guidance restricting the types of digital-asset-related activities banking organizations in the United States can engage in.

Moreover, a series of recent high-profile bankruptcies, closures and liquidations relating to companies operating in the digital asset industry and certain of their affiliates, including the filings for bankruptcy protection by Three Arrows Capital, BlockFi, Celsius Network, Voyager Digital, FTX Trading and Genesis Global Capital and the closure or liquidation of certain financial institutions that provided banking services to the digital assets industry, including Signature Bank and Silvergate Bank, have caused further regulatory scrutiny on financial institutions serving digital asset market participants. In addition to financial institutions servicing the digital assets industry, there have also been several recent high-profile bank collapses, including First Republic Bank, Silicon Valley Bank and Credit Suisse. There is also a risk that counterparties which provide goods and/or services to the Company cannot or do not perform their contractual obligations to the Company, including the return of prepayments and deposits made by the Company.

If such rules, restrictions or failures continue or proliferate further into markets in which we operate or plan to operate, we may be unable to obtain or maintain banking or financial services for our business and could also experience business disruption if our necessary commercial partners, such as trading platforms, Bitcoin mining pools or mining hardware manufacturers, cannot conduct their businesses effectively due to such regulations. The difficulty that many businesses that provide Bitcoin and derivatives or other digital assets-related activities have, and may continue to have, in finding banks and financial institutions willing to provide them services may diminish the usefulness of Bitcoin as a payment system and harm public perception of Bitcoin. If we are unable to obtain or maintain banking services for our business as a result of our Bitcoin-related activities or banking failures, our business could be adversely affected.

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

Disruptions at over-the-counter (“OTC”) trading desks and potential consequences of an OTC trading desk’s failure could adversely affect our business. We may be required to, or may otherwise determine it is appropriate to, switch to an alternative digital asset trading platform and/or custodian.

There are a limited number of OTC (i.e. non-exchange) traders with which we may transact to convert our Bitcoin to fiat currencies, as applicable. A disruption at or withdrawal from the market by any such OTC trading desk may adversely affect our ability to purchase or sell Bitcoin, which may adversely impact our business and operations. A disruption at one or more OTC trading desks will reduce liquidity in the market and may adversely impact our ability to monetize our mined Bitcoin. If we are unable to access our preferred OTC trading desks, we may not be able to liquidate our Bitcoin at favorable prices, or we may be subject to unfavorable trading fees and associated costs.

We currently transfer the Bitcoin we mine to Kraken on a daily basis, which is then exchanged for fiat currency on the Kraken exchange or via its OTC trading desk on a daily basis. We currently aim to withdraw fiat currency proceeds from Kraken on a daily basis, utilizing Etana Custody, a third-party custodian, to facilitate the transfer of such proceeds to one or more of our banks or other financial institutions. If Kraken, Etana Custody or any such other digital asset trading platform or custodian suffers excessive redemptions or withdrawals of digital assets or fiat currencies, or suspends redemptions or withdrawals of digital assets or fiat currencies, as applicable, any Bitcoin we have transferred to such platform that has not yet been exchanged for fiat currency, as well as any fiat currency that we have not yet withdrawn, as applicable, would be at risk.

In addition, if any event were to occur with respect to any of the digital asset trading platforms or custodians we utilize to liquidate the Bitcoin we mine, that requires us to, or causes us to otherwise determine it is appropriate to, or if for any reason we decide to, switch to an alternative digital asset trading platform and/or custodian, as applicable, during any intervening period in which we are switching digital asset trading platforms and/or third-party custodians, we could be exposed to credit risk with respect to any Bitcoin or fiat currency held by them. In addition, we could be exposed to fluctuations in the value of Bitcoin with respect to the Bitcoin that we mine during such period or that was previously mined but has not yet been exchanged for fiat currency. Additionally, during any intervening period in which we are switching digital asset trading platforms and/or custodians, we could be exposed to credit risk with respect to any Bitcoin or fiat currency held by them. The costs associated with switching digital asset trading platforms and/or third-party custodians could adversely affect our business and the results of our operations.

Risks Related to Regulations and Regulatory Frameworks

The regulatory environment regarding digital asset mining is in flux, and we may become subject to changes to and/or additional laws and regulations that may limit our ability to operate.

Bitcoin and other forms of digital assets have been the source of much regulatory consternation, resulting in differing definitional outcomes without a single unifying statement. Bitcoin and other digital assets are collectively viewed differently by different regulatory and standards-setting organizations globally as well as in the United States on the federal and state levels, and Bitcoin may be viewed differently to other digital assets. For example, the Financial Action Task Force (“FATF”) and the U.S. Internal Revenue Service (“IRS”) consider a digital asset as currency or an asset or property. Further, the IRS applies general tax principles that apply to property transactions to transactions involving virtual currency. The U.S. Commodity Futures Trading Commission (“CTFC”) classifies Bitcoin and other digital assets as commodities subject to its jurisdiction. SEC officials have also publicly stated that they consider Bitcoin to be a commodity that is not a security, and which is therefore not subject to SEC jurisdiction, but that some digital assets should be categorized as securities that would be subject to SEC jurisdiction and United States federal securities laws.

The Canadian government has modified its value added tax legislation specifically in relation to Canadian entities that are involved in Bitcoin-related activities and their associated suppliers.  These legislative changes have the ability to eliminate the recovery of value added tax in Canada on inputs to our business. Any such unrecoverable value added tax may act to increase the cost of all inputs to our business in Canada including electricity, capital equipment, services and intellectual property acquired by our subsidiaries that operate in Canada. We are currently evaluating the application of this legislative change to Iris Energy. We are currently subject to audits and an administrative appeal relating to Canadian value added tax credits, which could reduce the amount of certain input tax credits we are able to recover for certain historical periods as well as going forward. See Note 18 to our audited financial statements for the year ended June 30, 2023 included in this Annual Report on Form 20-F.

As digital assets have grown in both popularity and market size, governments around the world have reacted differently. Certain governments have deemed digital assets illegal or have severely curtailed the use of digital assets by prohibiting the acceptance of payment in Bitcoin and other digital assets for consumer transactions, barring banking institutions from accepting deposits of digital assets, or introducing punitive taxes on digital asset transactions. Other nations, however, allow digital assets to be used and traded without restriction. In some jurisdictions, such as in the United States, digital assets and products and services in the digital asset markets are subject to extensive, and in some cases overlapping, unclear and evolving regulatory requirements. There is a risk that relevant authorities in any jurisdiction may impose more onerous regulation on Bitcoin, for example banning its use, regulating its operation, or otherwise changing its regulatory treatment. Such changes may introduce a cost of compliance, or have a material impact on our business model, and therefore our financial performance and shareholder returns. If the use of Bitcoin is made illegal in jurisdictions where Bitcoin is currently traded in heavy volumes, the available market for Bitcoin may contract. For example, on September 24, 2021, the People’s Bank of China announced that all activities involving digital assets in mainland China are illegal, which corresponded with a decrease in the price of Bitcoin. If another government with considerable economic power were to ban digital assets or related activities, this could have further impact on the price of Bitcoin. As a result, the markets and opportunities discussed in this annual report may not reflect the markets and opportunities available to us in the future.

Digital asset trading platforms and mining pools may also be subject to increased regulation and there is a risk that increased compliance costs are passed through to users, including us, as we exchange Bitcoin earned through our mining activities. There is a risk that a lack of stability in the Bitcoin exchange market and the closure or temporary shutdown of digital asset trading platforms and/or mining pools which we utilise due to fraud, business failure, hackers or malware, or government-mandated restrictions may reduce confidence in the Bitcoin network and result in greater volatility in or suppression of Bitcoin’s value and consequently have an adverse impact on our operations and financial performance. Digital asset trading platforms and mining pools typically offer a number of services, in addition to their core services. There is a risk that regulation or enforcement actions targeting digital asset trading platforms’ or mining pools’ non-Bitcoin activity could disrupt their Bitcoin-related services that we rely on.

In the United States, Congress, certain U.S. agencies (for example, the federal financial regulators, the CTFC, the SEC, the Financial Crimes Enforcement Network of the U.S. Treasury Department (“FinCEN”), the Federal Bureau of Investigation) and relevant state regulators have increased their attention on the operations of digital asset networks and digital asset markets and their participants. Increasing regulation and regulatory scrutiny may result in new costs for us and our management may have to devote increased time and attention to regulatory matters or change aspects of our business. Increased regulation may also result in limitations on the use cases of Bitcoin. In addition, regulatory developments may require us to comply with certain regulatory regimes.

We cannot be certain as to how future regulatory developments will impact the treatment of Bitcoin under the law, and ongoing and future regulation and regulatory actions could significantly restrict or eliminate the market for or uses of Bitcoin and materially and adversely impact our business. If we fail to comply with such additional regulatory and registration requirements, we may seek to cease certain of our operations or be subjected to fines, penalties and other governmental action. Such circumstances could have a material adverse effect on our ability to continue as a going concern or to pursue our business strategies at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any digital assets we plan to hold or expect to acquire for our own account.

Our business and financial condition may be materially adversely affected by changes to and/or increased regulation of energy sources.

We target markets with high levels of renewable energy penetration and our energy is primarily sourced from renewable sources, whether from clean or renewable sources or through the purchase of RECs. While renewable energy generally is less exposed to carbon pricing and underlying commodity price risks of fossil fuels, there is a risk that regulatory constraints placed on energy intense industries may restrict or ban the operation of, or increase the cost of operating, data centers and Bitcoin mining activities. Governmental authorities have and may continue to pursue and implement legislation and regulation that seeks to limit the amount of carbon dioxide produced from electricity generation, which, in the event any of our data centers are powered by non-renewable energy sources, would affect our ability to source electricity from fossil fuel-fired electric generation in a potentially material adverse manner. Potential increases in costs arising from compliance and environmental monitoring may adversely affect our operations and financial performance, as well as our ability to maintain our strategy of powering our operations with 100% renewable energy.

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

We believe that we are not and will not be primarily engaged in the business of investing, reinvesting or trading in securities, and we do not hold ourselves out as being engaged in those activities. We intend to hold ourselves out as a data center and Bitcoin mining business. Accordingly, we do not believe that we are an “orthodox” investment company as defined in Section 3(a)(1)(A) of the 1940 Act and described in the first bullet point above. Furthermore, we believe that, on a consolidated basis, less than 45% of our total assets (exclusive of U.S. government securities and cash items) are composed of, and less than 45% of our income is derived from, assets that could be considered investment securities. Accordingly, we do not believe that we are an inadvertent investment company by virtue of the 45% tests in Rule 3a-1 of the 1940 Act as described in the second bullet point above. In addition, we believe that we are not an investment company under Section 3(b)(1) of the 1940 Act because we are primarily engaged in a non-investment company business.

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

In order to stay within the limits described above, we may need to take certain measures, which may include acquiring assets with our cash, liquidating our investment securities or seeking no-action relief or exemptive relief from the SEC if we are unable to acquire sufficient assets or liquidate sufficient investment securities in a timely manner. This may limit our ability to make certain investments or enter into joint ventures that could otherwise have a positive impact on our earnings. In any event, we do not intend to become an investment company engaged in the business of investing and trading securities.

If we were to be wrong with regard to our analysis under Rule 3a-1 under the 1940 and also if we were to be deemed an inadvertent investment company, we may seek to rely on Rule 3a-2 under the 1940 Act, which may be used no more than once every three years and which allows an inadvertent investment company a grace period of one year from the earlier of (a) the date on which the issuer owns securities and/or cash having a value exceeding 50% of the issuer’s total assets on either a consolidated or unconsolidated basis or (b) the date on which the issuer owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.

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

Certain digital assets including Bitcoin are treated as “money” by FinCEN, and businesses engaged in the transfer of money or other payments services are subject to registration and licensure requirements at the U.S. federal level and also under similar U.S. state laws as a money transmitter. While FinCEN has issued guidance that digital asset mining, without engagement in other activities, does not require registration and licensure with FinCEN, this could be subject to change as FinCEN and other regulatory agencies continue their scrutiny of the Bitcoin network and digital assets generally. To the extent that our business activities cause us to be deemed a “money services business” under the regulations promulgated by FinCEN under the authority of the BSA, we may be required to comply with FinCEN regulations, including those that would mandate us to implement anti-money laundering programs, make certain reports to FinCEN and maintain certain records.

To the extent that our activities would cause us to be deemed a “money transmitter” or equivalent designation, under state law in any state in which we may operate, we may be required to seek a license or otherwise register with a state regulator and comply with state regulations that may include the implementation of anti-money laundering programs, including implementing a know-your-counterparty program and transaction monitoring, maintenance of certain records and other operational requirements. Such additional federal or state regulatory obligations may cause us to incur extraordinary expenses. Furthermore, we may not be capable of complying with certain federal or state regulatory obligations applicable to “money services businesses” and “money transmitters,” such as monitoring transactions and blocking transactions, because of the nature of the Bitcoin blockchain. If it is deemed to be subject to and determined not to comply with such additional regulatory and registration requirements, we may act to dissolve and liquidate.

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

In addition to the CFTC’s general enforcement authority to police against manipulation and fraud in spot markets for Bitcoin and other digital assets, the CFTC has regulatory and supervisory authority with respect to commodity futures, options, and/or swaps (“Commodity Interests”) and certain transactions in commodities offered to retail purchasers on a leveraged, margined, or financed basis. Although we do not currently engage in such transactions, changes in our activities, the CEA, CFTC Rules, the interpretations and guidance of the CFTC, or future legislative changes to the CFTC’s jurisdiction may subject us to additional regulatory requirements, licenses and approvals which could result in significant increased compliance and operational costs. For example, a number of bills introduced in Congress would give the CFTC expanded jurisdiction over digital assets, including general authority to regulate digital asset spot markets and their participants.

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

In the United States, some SEC officials have taken the position that nearly all digital assets fall within the definition of a “security” under the U.S. federal securities laws, although they have explicitly excluded Bitcoin from this characterization. The legal test for determining whether any given digital asset is a security is a highly complex, fact-driven analysis that may evolve over time, and the outcome is difficult to predict. The SEC generally does not provide advance guidance or confirmation on the status of any particular digital asset as a security. It is also possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the views of the SEC and its staff.

With respect to all other digital assets, there is no certainty under the applicable legal test that such assets are not securities, notwithstanding the conclusions we may draw based on our risk-based assessment regarding the likelihood that a particular digital asset could be deemed a security under applicable laws. Recent federal court cases have been inconsistent in their application of the applicable legal test.

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

In addition, to the extent the SEC or its staff allege, or a federal court finds that Bitcoin is a security, we may be required to adjust our strategy or assets accordingly. There can be no assurance that we will be able to maintain our exclusion from registration as an investment company under the 1940 Act. In addition, continuously seeking to avoid the need to register under the 1940 Act may limit our ability to engage in Bitcoin mining operations or otherwise make certain investments, and these limitations could result in our holding assets we may wish to sell or selling assets we may wish to hold, which could materially and adversely affect our business, financial condition and results of operations.

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

We and our third-party service providers, including mining pool service providers, may fail to adequately secure or maintain the confidentiality, integrity or availability of the data we hold or detect any related threats, and may experience other security incidents that result from deliberate attacks or unintentional events, any of which could disrupt our normal business operations and our financial performance and adversely affect our business.

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

We and our third-party service providers, partners and collaborators may in the future experience failures of, or disruptions to, IT systems and may be subject to attempted and successful security breaches or data security incidents. Security breaches or data security incidents experienced by us or our third-party service providers, manufacturers, joint collaborators or other business or commercial partners can vary in scope and intent from breaches resulting from unintentional events to economically-driven attacks to malicious attacks targeting our key operating systems with the intent to misappropriate, disrupt, disable or otherwise cripple our operations and service offerings. This can include any combination of phishing attacks, malware, ransomware attacks or viruses targeted at our key systems and IT systems as well as those of our third-party service providers, and such attacks may arise from internal sources (for example, employees, contractors, service providers, suppliers and operational risks) or external sources (for example, nation states, terrorists, hacktivists, competitors and acts of nature). In addition, certain types of attacks could harm us even if our systems are left undisturbed. For example, certain threats are designed to remain dormant or undetectable, sometimes for extended periods of time, or until launched against a target, and we may not be able to implement adequate preventative measures. Other attacks may be caused in a manner that does not require unauthorized access to our IT systems, such as denial of service attacks on websites with the intention of making network services unavailable to intended users. Unauthorized parties have attempted, and we expect that they will continue to attempt, to gain access to our systems and facilities, as well as those of our partners and third-party service providers, through various means. A successful security breach or security incident may target us directly, or indirectly target or impact us through our third-party service providers, manufacturers, joint collaborators or other business or commercial partners. A security breach or other security incident at a third-party service provider’s location or ours, or within a third-party service provider’s systems or ours, could affect our control over personal or confidential information or adversely impact our operations and ability to earn revenue.

The inadvertent disclosure of or unauthorized access to IT systems, networks and data, including personal information, confidential information and proprietary information, may adversely affect our business or our reputation and could have a material adverse effect on our financial condition. In addition, undiscovered vulnerabilities in our products, equipment or services could expose us to hackers or other unscrupulous third parties who develop and deploy viruses and other malicious software programs that could attack our products, equipment services and business. In the case of such a security breach, security incident or other IT failure, we may suffer damage to our key systems and experience (i) interruption in our services, (ii) loss of ability to control or operate our equipment, (iii) misappropriation of personal data and (iv) loss of critical data that could interrupt our operations, which may adversely impact our reputation and brand and expose us to increased risks of violation of applicable law (for example, personal data protection laws), governmental and regulatory investigation and enforcement actions, private litigation or other liability, including potentially significant financial losses, regulatory fines and penalties, extortion, threats and reimbursement and other compensation costs, any of which could adversely affect our business. In addition, substantial costs may be incurred to investigate, remediate and prevent cybersecurity incidents.

A security breach may also trigger mandatory data breach notification obligations under applicable privacy and data protection laws, which, if applicable, could lead to widespread adverse publicity and a loss in confidence regarding the effectiveness of our data security measures. Furthermore, mitigating the risk of future attacks or IT systems failures have resulted, and could in the future result, in additional operating and capital costs in systems technology, personnel, monitoring and other investments. In addition, many insurers are currently reluctant to provide cybersecurity insurance for digital assets and we do not currently hold cybersecurity insurance. Therefore, in the event of any such actual or potential incidents, our costs and resources diverted and any impacted assets may not be partially or fully recoverable. Most of our sensitive and valuable data, including digital assets, are stored with third-party custodians and service providers. Therefore, we rely on the digital asset community to optimize and protect sensitive and valuable data, confidential information and identify vulnerabilities. There can be no guarantee that these measures and the work of the digital asset developer community will identify all vulnerabilities, errors and defects, or will identify and resolve all vulnerabilities, errors and defects prior to a malicious actor being able to utilize them. Any actual or perceived security breach at any of those third-party custodians and service providers could lead to theft or irretrievable loss of our fiat currencies or digital assets, which may or may not be covered by insurance maintained by us or our third-party custodians or service providers.

In addition, our strategy to explore the potential diversification of our revenue sources and expand into new markets such as HPC solutions or hosting may expose us to additional risks related to cybersecurity. In particular, our strategy of focusing on HPC solutions or potential hosting will likely involve us allowing customers to utilize our data centers, which represents a departure from our current self-mining operating model and introduces additional cybersecurity risks, even with multi-tenancy security measures in place. The increased complexity of managing access controls and isolating customer environments can lead to potential vulnerabilities and create opportunities for unauthorized access, data breaches or other cybersecurity incidents. Additionally, the risk profile of each customer may vary, and threats or compromises affecting one tenant could potentially impact others. Constant vigilance, robust security protocols, regular audits, and collaboration with customers on cybersecurity best practices are essential to help to mitigate these risks and maintain the integrity and confidentiality of data within a shared data center environment. Our failure to effectively maintain such measures may adversely impact our operations and ability to earn revenue.

We are subject to governmental regulation and other legal obligations related to data privacy, data protection and information security. If we are unable to comply with these, we may be subject to governmental enforcement actions, litigation, fines and penalties or adverse publicity.

We collect and process data, including personal, financial and confidential information about individuals, including our employees and business partners and may obtain or process personal data in the provision of hosting or HPC solutions we may offer. The collection, use, processing and storage of such data about individuals are governed by data privacy laws, regulations, guidelines and rules enacted and enforced in Australia, Canada, the UK, EU, the U.S. (federal and state) and other jurisdictions worldwide. We do not currently have any formal data privacy policies and procedures in place and have not completed an assessment of whether we are in compliance with all applicable data privacy laws and regulations. Data privacy laws and regulations are complex, continue to evolve, and on occasion may be inconsistent between jurisdictions leading to uncertainty in interpreting such laws and it is possible that these laws, regulations and requirements may be interpreted and applied in a manner that is inconsistent with our existing information processing practices, and many of these laws are significantly litigated and/or subject to regulatory enforcement. The implication of this includes that various federal, state and foreign legislative or regulatory bodies may enact or adopt new or additional laws and regulations concerning data privacy, data retention, data transfer and data protection. Such laws may continue to add to our compliance costs, restrict or dictate how we collect, maintain, combine, disseminate and otherwise process information and could have a material adverse effect on our business, results of operations, financial condition and prospects.

The General Data Protection Regulation (“GDPR”), and any additional requirements in the national implementing laws of countries in the European Economic Area (“EEA”), which went into effect in the European Union on May 25, 2018, applies to the collection, use, retention, security, processing, and transfer of personal data of individuals in the EEA; the United Kingdom (“UK”) data protection regime consisting primarily of the UK General Data Protection Regulation (“UK GDPR”) and the UK Data Protection Act 2018 could further add to our compliance costs and limit how we process information. It is possible that the GDPR and UK GDPR may be interpreted or applied in a manner that is adverse to us or otherwise inconsistent with our practices; or that the European Union, UK or other national supervisory authorities may hold that we are not in full compliance with the GDPR’s or UK GDPR’s requirements. In addition, the GDPR increases the scrutiny of transfers of personal data from the EEA to the United States and other jurisdictions that the European Commission does not recognize as having “adequate” data protection laws; in July 2020, the Court of Justice of the European Union limited how organizations could lawfully transfer personal data from the EEA and, in the case of the UK GDPR, the transfers of personal data from the UK to the United States by invalidating the EU-US Privacy Shield and imposing further restrictions on use of the standard contractual clauses, which could increase our costs and our ability to efficiently process personal data. On July 10, 2023, the European Commission adopted an adequacy decision in relation to the United States under a new EU-U.S. Data Privacy Framework (“EU-U.S. DPF”). The adequacy decision concludes that the United States ensures an adequate level of protection for personal data transferred from the EU to organizations in the United States that are included in the “Data Privacy Framework List,” maintained and made publicly available by the United States Department of Commerce pursuant to the EU-U.S. DPF. However, the EU-U.S. DPF replaces two prior adequacy frameworks which were invalidated by the CJEU and any further invalidation of the EU-U.S. DPF by the CJEU could create considerable uncertainty regarding providing our products and services in Europe, which may materially and adversely affect our business, financial condition, and results of operations. Additionally, following the withdrawal of the UK from the European Union and the expiry of the transition period, from January 1, 2021, we now have to comply with the GDPR and separately the UK GDPR, each regime having the ability to fine up to the greater of €20 million / £17.5 million, respectively or 4% of annual global turnover. Failure to comply with these laws may also result in the imposition of significant criminal penalties and private litigation.

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

In the United States, according to the Federal Trade Commission (“FTC”), failure to take appropriate steps to keep consumers’ personal information secure constitutes unfair acts or practices in or affecting commerce in violation of Section 5(a) of the Federal Trade Commission Act, 15 U.S.C § 45(a). The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities. State privacy and security laws vary from state to state and, in some cases, can impose more restrictive requirements than U.S. federal law. For example, California enacted the California Consumer Privacy Act on June 28, 2018, which went into effect on January 1, 2020, and subsequently enacted the California Privacy Rights Act of 2020, (collectively, the “CCPA”), which became effective in most material respects on January 1, 2023. The CCPA creates individual privacy rights for California consumers and increases the privacy and security obligations of entities handling certain personal data. The CCPA is enforced by both the Office of the Attorney General of California and the newly-established California Privacy Protection Agency, and failure to fully comply can result in regulatory fines of up to $2,500 per violation (which has been interpreted to mean per impacted individual) and civil penalties up to $7,500 per violation for knowing/willful violations. The CCPA further allows consumers to file lawsuits against a business if a data breach involving certain sensitive information has occurred as a result of the business’ violation of the duty to implement and maintain reasonable security procedures and practices. This private right of action and the significant outstanding uncertainties in the interpretation, application and enforcement of key CCPA provisions may increase the likelihood of, and risks associated with, data breach litigation. Other state legislatures have passed, are currently contemplating, or may pass their own comprehensive data privacy and security laws, with potentially greater penalties and more rigorous compliance requirements relevant to our business. The CCPA and other such similar laws may increase our compliance costs and potential liability, and many similar laws have been proposed and/or enacted in other states and at the federal level.

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

We are subject to environmental, health and safety laws and regulations, including applicable zoning, building-code and energy-efficiency standards and worker health and safety laws and regulations, that may expose us to significant liabilities for penalties, damages or costs of remediation or compliance.

Our operations and properties are subject to laws and regulations governing health and safety, the discharge of pollutants into the environment or otherwise relating to health, safety and environmental protection requirements in the countries and localities in which we operate. These laws and regulations may impose numerous obligations that are applicable to us, including acquisition of a permit or other approval before conducting construction or regulated activities; restrictions on the types, quantities and concentration of materials that can be released into the environment; limitation or prohibition of construction and operating activities in environmentally sensitive areas, such as wetlands or areas with endangered plants or species; imposition of specific health and safety standards addressing worker protection; imposition of certain zoning, building code and energy-efficiency standards for the sites at which we operate; and imposition of significant liabilities for pollution, including investigation, remedial and clean-up costs. Failure to comply with these requirements may expose us to fines, penalties and/or interruptions in our operations, among other sanctions, that could have a material adverse effect on our financial position, results of operations and cash flows. Certain environmental laws may impose strict, joint and several liability for costs required to clean up and restore sites where hazardous substances have been disposed of or otherwise released into the environment, including at current or former properties owned or operated by us, even under circumstances where the hazardous substances were released by prior owners or operators or the activities conducted and from which a release emanated complied with applicable law. Failure to secure renewal of, or maintain, permits or tightening of restrictions within our existing permits, or the failure to meet the zoning, building code and energy-efficiency standards imposed by regulations applicable to our sites, could have a material adverse effect on our business or cause us to incur material expenses. Moreover, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by noise or the release of hazardous substances into the environment.

The trend in environmental regulation has been to place more restrictions and limitations on activities that may be perceived to impact the environment or climate change, such as restrictions on the use of electricity for Bitcoin mining activities, and thus there can be no assurance as to impact or the amount or timing of future expenditures for environmental regulation compliance or remediation. New or revised laws and regulations that result in increased compliance costs or additional operating restrictions, or the incurrence of environmental liabilities, could have a material adverse effect on our financial position, results of operations and cash flows.

The regulatory and legislative developments related to climate change may materially adversely affect our brand, reputation, business, results of operations and financial position.

A number of governments or governmental bodies have introduced or are contemplating legislative and regulatory changes in response to the increasing focus on climate change and its potential impact, including from governmental bodies, interest groups and stakeholders. For example, the Paris Agreement became effective in November 2016, and signatories are required to submit their most recent emissions goals in the form of nationally determined contributions. Despite our sustainability objectives in sourcing electricity from renewable energy sources, given the very significant amount of electrical power required to operate Bitcoin mining machines and potential HPC solutions we may offer, as well as the environmental impact of mining for the rare earth metals used in the production of mining servers, the Bitcoin mining industry and HPC industry has, and may in the future, become a target for future environmental and energy regulation. Legislation and increased regulation regarding climate change could restrict our operations and impose significant costs on us and our suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting, costs to purchase renewable energy credits or allowances and other costs to comply with such regulations. Specifically, imposition of a tax or other regulatory fee in a jurisdiction where we operate or on electricity that we purchase could result in substantially higher energy costs, and due to the significant amount of electrical power required to operate Bitcoin mining machines and hardware to be used for HPC solutions we may offer, could in turn put our facilities at a competitive disadvantage. Any future climate change regulations could also adversely impact our ability to compete with companies situated in areas not subject to such limitations.

Given the political significance and uncertainty around the impact of climate change and how it should be addressed, we cannot predict how climate change legislation and regulation will affect our financial condition, operating performance and ability to compete. Furthermore, even without such regulation, increased awareness and any adverse publicity in the global marketplace about potential impacts on climate change by us or other companies in our industry could harm our reputation. Any of the foregoing could have a material adverse effect on our financial position, results of operations and cash flows.

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

In addition, the adoption of new ESG-related regulations applicable to our business, such as the proposed SEC climate-related disclosure rule, or pressure from key stakeholders to comply with additional voluntary ESG-related initiatives or frameworks, could require us to make substantial investments in ESG matters, which could impact the results of our operations. Decisions or related investments in this regard could affect consumer perceptions as to our brand. Furthermore, if our competitors’ corporate responsibility or ESG performance is perceived to be better than ours, potential or current investors may elect to invest in our competitors instead. In the event that we publicly disclose, voluntarily or otherwise, certain initiatives or goals regarding ESG matters, including relating to our focus on renewable energy, we could fail, or be perceived to fail, in our achievement of such initiatives or goals, or we could be criticized for the scope of such initiatives or goals. If we fail to satisfy the expectations of investors and other key stakeholders or fail to comply with new ESG-related regulations or our initiatives are not executed as planned, our reputation and financial results could be materially and adversely affected. In addition, our share price, demand for our securities and access to, and cost of, capital, could be adversely affected.

Our compliance and risk management methods might not be effective and may result in outcomes that could adversely affect our reputation, operating results and financial condition.

Our ability to comply with applicable complex and evolving laws, regulations and rules is largely dependent on the establishment and maintenance of our compliance, audit and reporting systems, as well as our ability to attract and retain qualified compliance and other risk management personnel. We cannot assure you that our policies and procedures will be effective or that we will be successful in identifying all laws, regulations and rules applicable to us and in monitoring or evaluating the risks to which we are or may be exposed in all market environments or against all types of risks, including unidentified or unanticipated risks. Our risk management policies and procedures rely on a combination of technical and human controls and supervision that are subject to error and failure. Some of our methods for managing risk are discretionary by nature and are based on internally developed controls and observed historical market behavior, and may also involve reliance on standard industry practices. These methods may not adequately prevent losses, particularly as they relate to extreme market movements, which may be significantly greater than historical fluctuations in the market. Our compliance and risk management policies and procedures also may not adequately prevent losses due to technical errors if our testing and quality control practices are not effective in preventing failures. In addition, we may elect to adjust our risk management policies and procedures to allow for an increase in risk tolerance, which could expose us to the risk of greater losses.

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

The market price of our Ordinary shares has been volatile and is likely to continue to fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations similar to ours as well as the fluctuation in the market price of Bitcoin and other digital assets. In addition, technology stocks have historically experienced high levels of volatility. In calendar year 2022, there was a significant downturn in the market price of Bitcoin and other digital assets, as well as many technology stocks including ours. The market price for our Ordinary shares may be influenced by many factors, including:

•	actual or anticipated fluctuations in our financial and operating results;

•	the trading price of digital assets, in particular Bitcoin;

•	changes in the market valuations of our competitors;

•	rumors, publicity, and market speculation involving us, our management, our competitors, or our industry;

•
announcements of new investments, new products, services or solutions, capital raising initiatives, acquisitions, strategic partnerships, joint ventures, capital commitments, integrations or capabilities, technologies, or innovations by us or our competitors;

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

The price of our securities and our competitors’ securities has been generally correlated to the price of Bitcoin and other digital assets. However, our business is subject to costs, which also affect the price of our securities, such as hardware expenses, power expenses and other factors that are not directly reflected in the prices of digital assets we mine. For example, when the price of Bitcoin rises, mining machines may become scarce and more costly to acquire, making our existing operations more attractive. However, when the price of Bitcoin declines, our mining revenues may not exceed our operating costs. As a result, the price of our Ordinary shares could be subject to greater volatility than direct investments in digital assets and an investment in our Ordinary shares may result in losses.

If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding the Ordinary shares, our Ordinary share price and trading volume could decline.

The trading market for our Ordinary shares is influenced by research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If one or more analysts who cover us downgrade our Ordinary shares, or adversely change their recommendations regarding the Ordinary shares, the market price for our Ordinary shares would likely decline. Having become a listed public company in November 2021, we have only limited research coverage. Equity research analysts may elect not to provide research coverage of our Ordinary shares, and such lack of coverage may adversely affect the market price of our Ordinary shares.

Future sales, or the possibility of future sales, of a substantial number of our Ordinary shares could adversely affect the price of our Ordinary shares.

Future sales of a substantial number of our Ordinary shares, or the perception that such sales will occur, could cause a decline in the market price of our Ordinary shares. As of June 30, 2023, we had 66,701,526 Ordinary shares outstanding. Ordinary shares, other than those held by our directors, officers, shareholders owning 10% or more of our outstanding shares or other relevant holders whose Ordinary shares are subject to a lock-up and/or trading restriction (for example, employees), may be resold in the public market immediately without restriction, and those shares held by our directors, officers, shareholders owning 10% or more of our outstanding shares or other relevant holders whose Ordinary shares are subject to a lock-up and/or trading restriction (for example, employees) may be eligible for sale in the public market to the extent permitted by Rule 144 and Rule 701 of the Securities Act or immediately resold upon the relevant lock-up and/or trading restriction being lifted (as applicable). If our shareholders sell substantial amounts of Ordinary shares in the public market, or the market perceives that such sales may occur, the market price of our Ordinary shares and our ability to raise capital through an issue of equity securities in the future could be adversely affected.

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

Additionally, on September 23, 2022, we entered into a share purchase agreement with B. Riley Principal Capital II, LLC to establish a committed equity facility, pursuant to which we may issue additional Ordinary shares from time to time. If we sell a substantial number of shares under such program, or otherwise issue any equity or equity-linked securities to finance our business, the market price of our Ordinary shares may be adversely affected.

Because of their significant ownership of our Ordinary shares, and their ownership of all outstanding B Class shares, our founders and Co-Chief Executive Officers have substantial control over our business, and their interests may differ from our interests or those of our other shareholders.

Our co-founders and Co-Chief Executive Officers, Daniel Roberts and William Roberts, and their affiliates, hold in the aggregate 73.7%  of the voting power of our capital shares as of August 31, 2023.

As a result of this ownership or control of our voting securities, if our co-founders and Co-Chief Executive Officers act together, they will have control over the outcome of substantially all matters submitted to our shareholders for approval, including the election of directors. This may delay or prevent an acquisition or cause the public price of our Ordinary shares to decline. Our co-founders may have interests different from yours. Therefore, the concentration of voting power among our co-founders may have an adverse effect on the price of our Ordinary shares.

The dual class structure of our shares (Ordinary shares and B Class shares) will have the effect of concentrating voting control with certain shareholders, in particular, Daniel Roberts and William Roberts, who hold in the aggregate 73.7% of the voting power of our capital shares as of August 31, 2023. This ownership will limit or preclude your ability to influence corporate matters, including the election of directors, amendments of our organizational documents, remuneration, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring shareholder approval.

Our B Class shares entitle its holders to fifteen votes per Ordinary share held by the holder, and our Ordinary shares have one vote per Ordinary share held. Our co-founders and Co-Chief Executive Officers, Daniel Roberts and William Roberts, and their affiliates hold in the aggregate 73.7% of the voting power of our capital shares as of June 30, 2023. Because each B Class share is entitled to fifteen votes for every Ordinary share held by the holder of such B Class share, the holders of our B Class shares collectively could continue to control a majority of the combined voting power of our shares and therefore be able to control all matters submitted to our shareholders for approval until the redemption of the B Class shares by the Company on the earlier of (i) when the individual founder associated with the holder ceases to be a director due to voluntary retirement; (ii) an unremedied transfer of B Class shares in breach of our Constitution; (iii) liquidation or winding up of the Company; or (iv) November 17, 2033. Holders of our Ordinary shares will not be entitled to vote separately as a single class except under certain limited circumstances. This concentrated control will limit or preclude shareholders’ ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring shareholder approval. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our capital shares that you may believe are in your best interest as one of our shareholders.

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

Currently, we generally follow home country practice. Therefore, our shareholders may not be afforded the same protection under corporate governance listing standards applicable to U.S. domestic issuers. For an overview of our corporate governance practices, see “Item 16G. Corporate Governance—Foreign Private Issuer Status.”

We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, our next determination will be made on December 31, 2023. In the future, we would lose our foreign private issuer status if we fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. For example, if 50% or more of our securities are held by U.S. residents and more than 50% of our senior management or directors are residents or citizens of the United States, we could lose our foreign private issuer status.

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

Shareholder liability is, generally speaking, limited to unpaid amount on shares, but there are exceptions which may apply. Liquidators and other external administrators may also be entitled to recover any amounts which may be distributed or paid to shareholders for the benefit of creditors. Shareholders may be unlikely to recover any amounts unless and until all creditors are paid in full, which may be unlikely should we become insolvent, or be placed into liquidation or external administration. Shareholders may also be prevented from commencing any court action or proceedings against us and may also be the subject of binding agreement or orders without consent. Any rights shareholders may have against us or our directors may be extinguished through the operation of insolvency laws in particular jurisdictions.

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

In 2014, the IRS released a notice, or “IRS Notice,” discussing certain aspects of “convertible virtual currency” (that is, digital currency that has an equivalent value in fiat currency or that acts as a substitute for fiat currency) for U.S. federal income tax purposes and, in particular, stating that such digital currency (i) is “property”; (ii) is not “currency” for purposes of the rules relating to foreign currency gain or loss and (iii) may be held as a capital asset. The IRS has subsequently released two revenue rulings and a set of “Frequently Asked Questions," or the "Rulings & FAQs,” that provide some additional guidance, including guidance to the effect that, under certain circumstances, hard forks of digital currencies are taxable events giving rise to ordinary income, guidance with respect to the determination of the tax basis of digital currency and guidance that rewards from staking will constitute current taxable income. However, the IRS Notice and the Rulings & FAQs do not address other significant aspects of the U.S. federal income tax treatment of digital assets and related transactions.

There can be no assurance that the IRS or other foreign tax authorities will not alter their existing positions with respect to digital assets in the future or that a court would uphold the treatment set forth in the IRS Notice and the Rulings & FAQs. It is also unclear what additional guidance may be issued in the future on the treatment of existing digital asset transactions and future digital asset innovations for purposes of U.S. federal income tax or other foreign tax regulations. Any such alteration of existing IRS and other foreign tax authority positions or additional guidance regarding digital asset products and transactions could result in adverse tax consequences for our business and could have an adverse effect on the value of digital assets and the broader digital asset markets. In addition, the IRS and other foreign tax authorities may disagree with tax positions that we have taken, which could result in increased tax liabilities. Future technological and operational developments that may arise with respect to digital assets may increase the uncertainty with respect to the treatment of digital assets for U.S. federal income and foreign tax purposes. The uncertainty regarding tax treatment of digital asset transactions could impact our business, both domestically and abroad. Moreover, it is likely that new rules for reporting digital assets under the “crypto-asset reporting framework” will be implemented on our international operations, creating new obligations and a need to invest in new onboarding and reporting infrastructure. The U.S. Treasury Department and the IRS also recently released proposed regulations that would create new reporting requirements for digital assets, which may impose new requirements on us.

The Canadian government has modified its value added tax legislation specifically in relation to Canadian entities that are involved in Bitcoin-related activities and their associated suppliers.  These legislative changes have the potential to eliminate the recovery of value added tax in Canada on inputs to our business.  Any such, unrecoverable value added tax may act to increase the cost of all inputs to our business in Canada including electricity, capital equipment, services and intellectual property acquired by our subsidiaries that operate in Canada. We are currently evaluating the application of this legislative change to Iris Energy. We are currently subject to audits and an administrative appeal relating to Canadian value added tax credits, which could reduce the amount of certain input tax credits we are able to recover for certain historical periods as well as going forward. See Note 18 to our audited financial statements for the year ended June 30, 2023 included in this Annual Report on Form 20-F.

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

Based on the current and anticipated composition of our income, assets and operations and the price of our Ordinary shares, we do not expect to be treated as a PFIC for the current taxable year. However, whether we are treated as a PFIC is a factual determination that is made on an annual basis after the close of each taxable year. This determination will depend on, among other things, the ownership and the composition of our income and assets, as well as the relative value of our assets (which may fluctuate with our market capitalization), at the relevant time. Under circumstances where our cash is not deployed for active purposes, our risk of being a PFIC may increase. Fluctuations in the Company's market capitalization can also affect our PFIC status because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market capitalization from time to time (which has been, and may continue to be, volatile). In particular, there is a risk that we may be a PFIC in subsequent taxable years if there is a decline in the market capitalization and the value of our goodwill is determined by reference to our market capitalization. Moreover, the application of the PFIC rules to digital assets and transactions related thereto is subject to uncertainty. Among other things, the IRS has issued limited guidance on the treatment of income from mining digital assets. The IRS or a court may disagree with our determinations, including the manner in which we determine the value of our assets and the percentage of our assets that constitutes passive assets under the PFIC rules. Therefore there can be no assurance that the Company will not be classified as a PFIC for the current taxable year or for any future taxable year.

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

We cannot predict if investors will find our Ordinary shares less attractive because we may rely on these exemptions. If some investors find the Ordinary shares less attractive as a result, there may be a less active trading market for the Ordinary shares and the price of the Ordinary shares may be more volatile. We may utilize these exemptions until such time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest to occur of (i) the last day of the fiscal year in which we have more than $1.235 billion in annual revenue; (ii) the last day of the fiscal year in which we qualify as a “large accelerated filer”; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; and (iv) June 30, 2027.

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

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to identify and remediate control deficiencies, or to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations.

We are a public company in the United States subject to SOX. Section 404(a) of SOX (“Section 404”) requires management of public companies to develop and implement internal controls over financial reporting and evaluate the effectiveness thereof. We are required to disclose changes made in our internal controls and procedures and our management is required to assess the effectiveness of these controls annually. This assessment includes disclosure of any material weaknesses identified by our management in its internal controls over financial reporting.  However, for as long as we are an “emerging growth company” under the JOBS Act, the Company’s independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404 of SOX, which would otherwise be applicable beginning with the second annual report following the effectiveness of the registration statement related to our IPO. An independent assessment of the effectiveness of our internal controls by our registered public accounting could detect past or future problems that our management’s assessment might not. Any testing by us conducted in connection with Section 404 of SOX, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify areas for further attention or improvement. In particular, undetected past or future material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation and the trading price of the Ordinary shares may be adversely affected. We may also not be able to conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 or may not be able to remediate some of the identified deficiencies in time to meet the deadline imposed by SOX for compliance with the requirements of Section 404. For further information, see “Item 15. Controls and Procedures”

The process of designing, implementing and maintaining effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. If we fail to design, implement and maintain effective internal controls and financial reporting procedures, it could severely inhibit our ability to accurately report our results of operations and result in material misstatements in our financial statements, impair our ability to raise revenue, subject us to regulatory scrutiny and sanctions and cause investors to lose confidence in our reported financial information, which in turn could have an adverse effect on the business and the trading price of our Ordinary shares. Additionally, ineffective internal control over financial reporting could result in deficiencies that are deemed material weaknesses, and any such material weaknesses could result in our failure to detect a material misstatement of our annual or quarterly consolidated financial statements or disclosures. Ineffective internal control over financial reporting could also expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations, civil or criminal sanctions and lawsuits. In addition, our internal controls over financial reporting does not prevent or detect all errors or fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all internal control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

There is material uncertainty that may cast significant doubt on our ability to continue as a going concern.

The report of our independent registered public accounting firm on our financial statements for the fiscal year ended June 30, 2023 included an explanatory paragraph on Going Concern Uncertainty, expressing management’s assessment and conclusion that there is material uncertainty that may cast significant doubt on our ability to continue as a going concern. As further background, the Group's miners are designed specifically to mine Bitcoin and its future success will depend in a large part upon the value of Bitcoin, and any sustained decline in its value could adversely affect the business and results of operations. Specifically, the revenues from Bitcoin mining operations are predominantly based upon two factors: (i) the number of Bitcoin rewards that are successfully mined and (ii) the value of Bitcoin. A decline in the market price of Bitcoin, increases in the difficulty of Bitcoin mining, changes in the regulatory environment, the halving event expected in Q4 FY2024 and/or adverse changes in other inherent risks would significantly negatively impact the Group’s operations. Due to the volatility of the Bitcoin price and the effects of the other aforementioned factors, there can be no guarantee that future mining operations will be profitable.

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

We do not currently anticipate paying any cash dividends on our Ordinary shares in the foreseeable future. Accordingly, shareholders need to be prepared to rely on capital appreciation, if any, for any return on their investment.

We have never declared nor paid cash dividends on our Ordinary shares and we currently do not anticipate paying any cash dividends on our Ordinary shares in the foreseeable future. As a result, capital appreciation, if any, of our Ordinary shares may be your sole source of gain for the foreseeable future.

We are the subject of a putative securities class action, and could become subject to future litigation, including individual and class action lawsuits, as well as investigations and enforcement actions by regulators and governmental authorities.

On December 14, 2022, a putative securities class action complaint naming the Company and certain of its directors and officers was filed in the U.S. District Court for the District of New Jersey. An amended complaint in this action was filed on June 6, 2023, also naming as defendants the Company and certain of its directors and officers, as well as the underwriters of the Company’s IPO.

The amended complaint asserts claims under Section 10(b) and 20(a) of the Securities Exchange Act of 1934 and Sections 11, 12(a)(2), and 15 of the Securities Act of 1933 on behalf of a putative class of all persons and entities who purchased or otherwise acquired (a) Iris ordinary shares pursuant and/or traceable to documents issued in connection with the Company’s IPO and/or (b) Iris securities between November 17, 2021 and November 1, 2022, both dates inclusive.  It contends that certain statements made by the Company and certain of its officers and directors, including in the Company’s IPO Registration Statement and Prospectus, were allegedly false or misleading and seeks unspecified damages on behalf of the putative class.  The Company believes these claims are without merit and intends to defend itself vigorously. The Company filed a motion to dismiss the amended complaint on August 4, 2023. Any such litigation could result in substantial costs defending the lawsuit and a diversion of management’s attention and resources and, if we are not successful in defending any such litigation, could result in judgments against us. Any of the foregoing could harm our business and financial condition as well as our reputation.

In addition, we may from time to time in the future become subject to additional claims, arbitrations, individual and class action lawsuits, government and regulatory and regulatory investigations, inquiries, actions or requests, including with respect to employment matters, and other proceedings alleging violations of laws, rules and regulations, both foreign and domestic. The scope, determination and impact of claims, lawsuits, government and regulatory investigations, enforcement actions, disputes and proceedings to which we are subject cannot be predicted with certainty, and may result in:

•	substantial payments to satisfy judgments, fines or penalties, or substantial settlement payments;

•	substantial external counsel legal fees and other costs;

•	additional compliance and licensure requirements;

•	loss or non-renewal of existing licenses or authorizations, or prohibition from or delays in obtaining additional licenses or authorizations, required for our business;

•	loss of productivity and high demands on employee time;

•	criminal sanctions or consent decrees;

•	termination of certain employees, including members of our executive team;

•	barring of certain employees from participating in our business in whole or in part;

•	orders that restrict or suspend our business or prevent us from offering certain products or services;

•	changes to our business model and practices;

•	delays and/or interruptions to planned transactions, product launches or improvements; and

•	damage to our brand and reputation.

Any of the foregoing could have a material adverse effect on our reputation, business, financial condition, cash flows and results of operations, and could cause the market value of our Ordinary shares to decline.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Our History

We were originally incorporated under the laws of New South Wales, Australia, on November 6, 2018 as “Iris Energy Pty Ltd” an Australian proprietary company (ACN 629 842 799). On October 7, 2021, we converted into a public company named “Iris Energy Limited” under Australian law.

Our Initial Public Offering

On November 16, 2021, the registration statement on Form F-1 (File No 333-260488) relating to the IPO of our Ordinary shares was declared effective by the SEC. On November 19, 2021, we closed our IPO, pursuant to which we issued and sold 8,269,231 Ordinary shares. Our Ordinary shares began trading on the Nasdaq Global Select Market on November 17, 2021, under the symbol “IREN.”

Capital Expenditures and Divestitures

The majority of our historical capital expenditures have been directed to building data centers and electrical infrastructure, and acquiring miners including the Antminer S19j Pro. Our capital expenditures during the fiscal year ended June 30, 2023 were principally for purchasing miners and building data centers and electrical infrastructure that we own and operate. Our capital expenditures, including prepayments for mining hardware, were $119.5 million, $332.2 million and $82.6 million for the fiscal years ended June 30, 2023, June 30, 2022 and June 30, 2021, respectively.

Corporate Information

Our principal executive offices are located at Level 12, 44 Market Street, Sydney, Australia, and our telephone number is +61 2 7906 8301. Our agent for service of process in the United States is Cogency Global Inc., 122 E. 42nd Street, 18th Floor, New York, New York 10168. We maintain a website at https://irisenergy.co/. Information on our website is not incorporated by reference into or otherwise part of this annual report. Our annual reports on Form 20-F, current reports on Form 6-K, amendments to these reports, and other information regarding issuers that file electronically with the SEC, can be accessed, free of charge, on the SEC’s website at www.sec.gov.

B.	Business Overview

Our Company

We are a leading owner and operator of institutional-grade, highly efficient proprietary data centers powered by 100% renewable energy (whether from clean or renewable energy sources or through the purchase of RECs). Our operations currently generate revenue by mining Bitcoin and earning Bitcoin revenue through a combination of block rewards and transaction fees from the operation of our specialized computers called ASICs (which we refer to as “Bitcoin miners”) and exchanging these Bitcoin for fiat currencies such as USD or CAD, typically on a daily basis.

We have been mining Bitcoin since 2019. We typically liquidate all the Bitcoin we mine daily and therefore did not have any Bitcoin held on our balance sheet as of June 30, 2023. To date we have utilized Kraken, a U.S.-based digital asset trading platform, to liquidate the Bitcoin we mine. The mining pools that we utilize for the purposes of our Bitcoin mining transfer the Bitcoin that we have mined to Kraken on a daily basis. Such Bitcoin is then exchanged for fiat currency on the Kraken exchange or via its over-the-counter trading desk.

Our growth strategies include exploring the potential diversification of our revenue streams into new markets. In particular, as previously announced in June 2023, we have revitalized our HPC strategy. We believe we may be able to leverage our existing infrastructure and expertise to potentially expand into offering HPC solutions and explore targeting a broad range of industries and applications, such as AI/ML, scientific research and rendering.

Our Data Centers

We are a vertically integrated business, and own and operate our high voltage electrical infrastructure, data centers and Bitcoin mining hardware. We target development of data centers in regions where there are low-cost, abundant and attractive renewable energy sources. We have ownership of our proprietary data centers and electrical infrastructure, including freehold and long-term leasehold land, which grants us more security and operational control over our assets. We believe data center ownership also allows our business to benefit from more sustainable cash flows in comparison with businesses that rely upon third-party hosting services or short-term leases which may be subject to termination rights, profit sharing arrangements and/or potential changes to contractual terms such as pricing. We assess opportunities to utilize our available data center capacity, including via potential third-party hosting and alternative revenue sources. We also focus on grid-connected power access which we believe not only helps facilitate a more reliable, long-term supply of power, but also provides us with the ability to support the energy markets in which we operate (for example, through potential participation in demand response, ancillary services provision and load management in deregulated markets such as Texas).

In January 2020, we acquired our first site in Canal Flats, located in British Columbia, Canada (“BC”), from PodTech Innovation Inc. and certain of its related parties. This site is our first operational site and has been operating since 2019, and, as of August 31, 2023, has approximately 30MW of data center capacity and hashrate capacity of approximately 0.8 EH/s (assuming full utilization of existing available data center capacity with Bitmain S19j Pro miners).

In addition, we have constructed data centers at our other BC sites in Mackenzie and Prince George. Our Mackenzie site has been operating since April 2022 and, as of August 31, 2023, has approximately 80MW of data center capacity and hashrate capacity of approximately 2.6 EH/s (assuming full utilization of existing available data center capacity with Bitmain S19j Pro miners). Our Prince George site has been operating since September 2022 and, as of August 31, 2023, has approximately 50MW of data center capacity and hashrate capacity of approximately 1.6 EH/s (assuming full utilization of existing available data center capacity with Bitmain S19j Pro miners).

Each of our sites in British Columbia are connected to the British Columbia Hydro and Power Authority (“BC Hydro”) electricity transmission network and have been 100% powered by renewable energy since commencement of operations (currently approximately 97% sourced from clean or renewable sources as reported by BC Hydro and approximately 3% accounted for by the purchase of RECs). Our contracts with BC Hydro have an initial term of one year and, unless terminated at the end of the initial term, shall extend until terminated in accordance with the terms of the agreement upon six months notice.

We have commenced initial operations at our site in Childress (total potential power capacity of 600MW), located in the renewables-heavy Panhandle region of Texas, U.S. Our Childress site has been operating since April 2023 and, as of August 31, 2023, has approximately 20MW of data center capacity and hashrate capacity of approximately 0.6 EH/s (assuming full utilization of existing available data center capacity with Bitmain S19j Pro miners). As of August 31, 2023, we have purchased RECs in respect of 100% of our energy consumption through to such date at our Childress site.

The construction of an additional 80MW of data centers for Phase 1 (first 100MW) at our Childress site (total potential power capacity of 600MW) is underway, which is expected to increase our potential hashrate capacity to approximately 9.1 EH/s (assuming the purchase of Bitmain S19 XP miners and full utilization of such additional data center capacity).

Our near-term focus remains on data center construction, which is subject to funding and market conditions. Miners have not yet been purchased in respect of the Childress expansion beyond 20MW and we continue to monitor the market for funding and purchase opportunities.

As of August 31, 2023, we have approximately 180MW of data center capacity and hashrate capacity of approximately 5.6 EH/s across our sites in BC and Texas.

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

Performance Metrics – Hashrate and Difficulty

In Bitcoin mining, the processing power of a miner is measured by its “hashrate” or “hashes per second.” “Hashrate” is the speed at which a miner can produce computations (“hashes”) using the Bitcoin network’s algorithm, expressed in hashes per second. BTC.com estimates that the average hashrate of the entire Bitcoin network is approximately 398 EH/s, as of August 31, 2023.

An individual miner, such as our Company, has a hashrate measured across the total number of ASICs it deploys in its Bitcoin mining operations. Generally, a miner’s expected success rate in solving blocks and earning Bitcoin over time is correlated with its total hashrate as a proportion of the global hashrate over the same period.

“Difficulty” is a measure of the relative complexity of the algorithmic solution required for a miner to mine a block and receive Bitcoins from the block reward and transaction fees. An increase in global hashrate will temporarily result in shorter block times as the mining algorithm is solved faster-and vice versa if the global hashrate decreases. The Bitcoin network protocol adjusts the network difficulty every 2,016 blocks (approximately every two weeks) to maintain a target block time of 10 minutes.

Mining Pools

As noted above, while an individual miner’s expected success rate in solving blocks and earning Bitcoin over time is correlated with its total hashrate as a proportion of the total estimated global hashrate, in the short-term, there can be variability in a miner’s actual success rate (and therefore revenue) as the process is probabilistic. As such, miners like us typically aggregate their computing power with others by joining a global “mining pool.” Mining pools generally pay out Bitcoin to participants daily based on a miner’s computing power contribution to the mining pool in return for a fee. This arrangement can reduce revenue variance and certain pools may even reward miners regardless of the number of blocks the pool solves each day (i.e. the pool operator absorbs the daily variances).

As part of our mining operations, we contribute our hashrate to a global mining pool, subject to their terms of service. We currently use Antpool as our main mining pool service provider and we are subject to Antpool’s User Service Agreement. There is no prescribed term for services under the User Service Agreement and Antpool reserves the right to limit, change, suspend or terminate all or part of its services to us at any time. Similarly, we also have the right to terminate our use of Antpool’s services at any time. In simple terms, Antpool calculates and pays us our share of the statistically expected global Bitcoin reward, which is a function of: (a) our actual daily hashrate and (b) global network difficulty (fixed approximately every two weeks and ultimately represents the average global hashrate based on block time for the prior period). Antpool pays us Bitcoin daily in arrears for our mathematically calculated share of global block rewards (net of fees to Antpool) plus our share of global transaction fees. The Bitcoin are typically transferred to our exchange account on the same day and exchanged for fiat currencies such as USD or CAD on a daily basis. We may explore opportunities with mining pools and we believe we have the ability to transition or change mining pools without material expense or delay. See “—Daily Exchange of Bitcoin” for further information.

Bitcoin Mining Economics

As of June 30, 2023, a successful Bitcoin miner earns a block reward of 6.25 Bitcoins plus transaction fees for each block added to the blockchain, which occurs approximately every 10 minutes and equates to 52,560 blocks or 328,500 Bitcoins per year, excluding transaction fees. The block reward is programmed to halve to 3.125 Bitcoins and is expected to occur in approximately April 2024. The key economic drivers for Bitcoin mining are illustrated below.

The economics of Bitcoin mining are predominantly driven by:

•	a miner’s proportionate share of the global hashrate;

•	the block reward;

•	the level of global transaction fees;

•	the price of Bitcoin;

•	the power consumption / efficiency of mining equipment;

•	the reliability / efficiency of data center infrastructure;

•	the cost of electricity; and

•	other operating expenses, including employee and general and administrative costs.

As noted above, the amount of block rewards paid to miners is on a fixed distribution schedule, resulting in the last block reward payout to occur in approximately 120 years, at which time miners will be incentivized to maintain the network solely based on transaction fees.

Daily Exchange of Bitcoin

Because we typically exchange the Bitcoin we mine for fiat currency on a daily basis, we believe we have limited exposure to fluctuations in the value of Bitcoin with respect to the Bitcoin that we mine once we have mined such Bitcoin. In addition, we typically withdraw fiat currency proceeds from Kraken on a daily basis utilizing Etana Custody, a third-party custodian, to facilitate the transfer of such proceeds to one or more of our banks or other financial institutions. As a result, we have only limited amounts of Bitcoin and fiat currency with Kraken and Etana Custody at any time, and accordingly we believe we have limited exposure to potential risks related to excessive redemptions or withdrawals of digital assets or fiat currencies from, or suspension of redemptions or withdrawals of digital assets or fiat currencies from, Kraken, Etana Custody or any other digital asset trading platform or custodian we may use in the future for purposes of liquidating the Bitcoin we mine on a daily basis. However, if Kraken, Etana Custody or any such other digital asset trading platform or custodian suffers excessive redemptions or withdrawals of digital assets or fiat currencies, or suspends redemptions or withdrawals of digital assets or fiat currencies, as applicable, any Bitcoin we have transferred to such platform that has not yet been exchanged for fiat currency, as well as any fiat currency that we have not yet withdrawn, as applicable, would be at risk.

In addition, if any such event were to occur with respect to Kraken, Etana Custody or any such other digital asset trading platform or custodian we utilize to liquidate the Bitcoin we mine, we may be required to, or may otherwise determine it is appropriate to, switch to an alternative digital asset trading platform and/or custodian, as applicable. We do not currently use any other digital asset trading platforms or custodians to liquidate the Bitcoin we mine. While we expect to continue to utilize Kraken and Etana Custody, there are numerous alternative digital asset trading platforms that operate exchanges and/or over-the-counter trading desks with similar functionality to Kraken, and there are also several alternative funds transfer arrangements for facilitating the transfer of fiat currency proceeds from Kraken either with or without the use of a third-party custodian. We may explore opportunities with alternative digital asset trading platforms, over-the-counter trading desks and custodians, and believe we have the ability to switch to one or more alternative digital asset trading platforms and/or funds transfer arrangements to liquidate Bitcoin we mine and transfer the fiat currency proceeds without material expense or delay. As a result, we do not believe our business is substantially dependent on the Kraken digital asset trading platform or Etana Custody third-party custodian services.

However, digital asset trading platforms and third-party custodians, including Kraken and Etana Custody, are subject to a number of risks outside our control which could impact our business. In particular, during any intervening period in which we are switching digital asset trading platforms and/or third-party custodians, we could be exposed to credit risk with respect to any Bitcoin or fiat currency held by them. In addition, we could be exposed to fluctuations in the value of Bitcoin with respect to the Bitcoin that we mine during such period or that was previously mined but has not yet been exchanged for fiat currency. See "—Disruptions at over-the-counter (“OTC”) trading desks and potential consequences of an OTC trading desk’s failure could adversely affect our business. We may be required to, or may otherwise determine it is appropriate to, switch to an alternative digital asset trading platform and/or custodian, "“—Digital asset trading platforms for Bitcoin may be subject to varying levels of regulation, which exposes our digital asset holdings to risks” and “—We may temporarily store our Bitcoin on digital asset trading platforms which could subject our Bitcoin to the risk of loss or access” under “—Risk Factors” for further information.

Our Business Strengths

Vertical integration – Long-term security over infrastructure, land and power supply

We have ownership of our proprietary data centers and electrical infrastructure, including freehold and long-term leasehold land. We believe this provides us with more security and operational control over our assets.

We believe data center ownership also allows our business to benefit from more sustainable cash flows in comparison with miners that rely upon third-party hosting services or short-term land leases which may be subject to termination rights, profit sharing arrangements and/or potential changes to contractual terms such as pricing.

We also focus on grid-connected power access which we believe not only helps facilitate a more reliable, long-term supply of power, but also provides us with the ability to support the energy markets in which we operate (for example, through potential participation in demand response, ancillary services provision and load management in deregulated markets such as Texas).

Vertical integration – Operations and maintenance

We believe it is important to retain control and operational oversight of our data centers, rather than outsourcing to a third-party provider who may not be aligned to our objectives.

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

While outsourcing data centers and operations and maintenance to third parties may result in near-term returns and scale, short-term contractual arrangements may result in increased counterparty risk (for example, potential non-performance, delays and disputes) and renewal risk.

Leading efficiency – Proprietary data centers

We are building proprietary data centers that continue to be refined through research and development efforts to further optimize the operational environment and efficiencies, including targeting stable performance during high and low temperature periods, as well as the life of our hardware.

We believe our purpose-built proprietary data centers may provide operational advantages compared to less efficient airflow, cooling and re-heating designs that may be limited in certain modified shipping container or retrofitted warehouses designs.

Seasoned management team with experience in data center and infrastructure development

We believe we are well-positioned to execute our strategy. Our board and management team have an extensive and established track record in financing, developing, building, operating, maintaining and managing large-scale greenfield and brownfield renewable energy projects, data center development and associated grid connections across North America, Western Europe and Asia-Pacific.

Additionally, we have been mining Bitcoin since 2019 and have good relationships with leading Bitcoin mining hardware suppliers, including Bitmain, as well as utility companies such as BC Hydro and AEP Texas.

Our team also has prior experience in the traditional data center and IT managed solutions industries, and we have good relationships with leading HPC hardware providers including Dell Technologies.

Established renewable energy and community strategy

We are focused on locating our operations in areas with low-cost and excess renewable energy. For example, our current operations in BC are connected to the BC Hydro network and have been 100% powered by renewable energy since commencement of operations (currently approximately 97% of electricity used is sourced from clean or renewable sources as reported by BC Hydro and approximately 3% accounted for by the purchase of RECs). Furthermore, our Childress site is located in the Panhandle region of Texas, which has significant capacity of operating renewable energy generation, and we have purchased RECs in respect of 100% of our energy consumption through to August 31, 2023 at our Childress site.

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

Non-HODL Strategy

“HODL” is a term used in the digital assets market which refers to an investment strategy whereby, following the original acquisition of a digital asset, the investor continues to hold the digital asset regardless of movements in the price of that digital asset. To date, we have adopted a “non-HODL” strategy pursuant to which we generally liquidate mining rewards on a daily basis (i.e., generally within the same day that we receive the relevant mining rewards), and we have done so since we started mining Bitcoin in 2019 (including when Bitcoin hit an all-time high of approximately $69,000 in November 2021). We currently expect that we will generally continue to liquidate our Bitcoin mined on a daily basis, however this may change in future.

The rationale behind our current non-HODL strategy include:

•
providing a degree of risk mitigation during periods of Bitcoin price decline, for example, by potentially providing for higher average realized sale prices per Bitcoin during a period of declining Bitcoin prices; and

•	providing a source of funding for capital and operating expenditures by reinvesting proceeds from liquidating Bitcoin mined.

Geographical diversification

We believe that it is prudent to own and operate facilities across multiple jurisdictions to help mitigate against risks such as regulatory risks, political risks, market risks, counterparty risks, climate change and weather-related events. Accordingly, our current operations and potential pipeline span across Canada, the U.S. and Asia-Pacific.

We believe that a portfolio of global projects helps reduce exposure to individual transmission networks, specific regional energy markets and single jurisdictions, and helps deliver a more durable and resilient business over the long-term.

Strategically targeted energy markets

Regulated markets

Our overall energy market strategy is to enter markets where we believe we can provide benefits to the local energy markets and communities. In the case of regulated energy markets (such as BC), we look for regions where the power market may be in structural renewable energy oversupply, for example, excess renewable energy capacity still being built and/or declining industrial and manufacturing demand.

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

We target these volatile markets where, through introducing new, flexible load, our proprietary data centers are able to utilize low-cost power during periods of oversupply (for example, excess intermittent renewable energy) and then reduce energy consumption during certain high price time periods when the market is in undersupply (for example, solar/wind output is insufficient or during an extreme weather event).

Cost of electricity

We purchase our electricity for our operations in British Columbia pursuant to a regulated tariff which is subject to adjustment annually.  On April 21, 2023, as part of BC Hydro’s electricity rate review, the British Columbia Utilities Commission released an order approving, for the fiscal year commencing April 1, 2023: (i) an increase in the regulated variable rate by 0.97% and (ii) setting of the Deferral Account Rate Rider (effectively a discount applicable to a user’s electricity costs) at 1% (previously at 2%). As at June 30, 2023, after applying the Deferral Account Rate Rider of 1%, the applicable variable rate was $0.038 per kWh along with a standing monthly charge (based on peak electricity demand for each billing period) of $6.43 per kVA. Prior to the electricity rate review on April 21, 2023, the applicable variable rate was $0.037 per kWh and the applicable standing monthly charge was $6.31 per kVA. In September 2023, we were notified by BC Hydro of a further 0.17% increase to its rates for the April 1, 2022 to March 31, 2023 period (to be applied retroactively) as well as a further 0.20% increase to its rates for the April 1, 2023 to March 31, 2024 period.

At our Childress operation in Texas, the electricity market is deregulated and operates through a competitive wholesale market, which is subject to many factors, including fluctuations in commodity and energy prices. We seek to reduce wholesale price volatility by purchasing electricity derivatives whereby the Childress project pays a fixed price for the wholesale price component of our electricity costs for the tenor of the derivative. If our load at Childress is lower than the derivative volume for any period, we sell the unused volume into the market at the wholesale price. We have also implemented power cost optimization initiatives which enable the transition between Bitcoin mining and energy trading to optimize profitability, and have the ability to participate in demand response, ERCOT ancillary services programs and four coincident peak (“4CP”) management within the ERCOT market.

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

We provide funding for local community recreational infrastructure, volunteer groups and non-profit organizations. We also look to partner with schools and educational institutions to develop programs to train maintenance technicians, network specialists and other operations staff. Iris Energy is committed to working with and supporting the communities in which we operate. We also look to partner with and support local First Nations and Indigenous communities where we operate.

Recent initiatives include:

•	announced the launch of the Community Grants Program for Childress, to invest up to $100,000 into local non-profit organizations and schools;

•	presented a cheque to the Canal Flats Community Society in the amount of C$20,000 to support the annual Flats Fest outdoor music festival;

•
donated C$5,000 to the Lheidli T’enneh Elders Society in Prince George, which will support an educational video production entitled “A year in the life of Lheidli”, capturing teaching from Lheidli T’enneh Elders;

•
announced the Community Grants Programs in Mackenzie and Prince George (up to C$100,000 per year grant funding program for each community), which will provide funding for local initiatives that benefit the Mackenzie and Prince George communities in the areas of community participation, sustainability, safety, technology and learning; and

•	volunteered at and donated C$5,000 to the Mackenzie ‘Strong Thank You to Front Line Workers’ event, sponsored by the Mackenzie Chamber of Commerce.

Our Growth Strategies

Develop existing data center sites

In addition to our current 180MW (5.6 EH/s) of capacity across our sites in BC and Texas, we are currently expanding our data center capacity at Childress, Texas.

In June 2023, we announced that construction of the remaining 80MW of data centers for Childress Phase 1 (first 100MW) at our Childress site (total potential power capacity of 600MW) is underway. Upon completion, the additional 4 x 20MW data centers are expected to increase our potential hashrate capacity from 5.6 EH/s to approximately 9.1 EH/s (assuming the purchase of Bitmain S19 XP miners and full utilization of such additional data center capacity).

Our near-term focus remains on data center construction, which is subject to funding and market conditions. Miners have not yet been purchased in respect of the Childress expansion beyond 20MW and we continue to monitor the market for funding and purchase opportunities.

Exploring the potential diversification of our revenue streams into new markets, including by focusing on developing and offering potential HPC solutions

Our growth strategies include exploring the potential diversification of our revenue streams into new markets. In particular, as previously announced in June 2023, we have revitalized our strategy of exploring the potential development of HPC solutions. We believe we may be able to leverage our existing infrastructure and expertise to expand into offering HPC solutions and target a broad range of industries and applications, such as AI/ML, scientific research and rendering.

In August 2023, we entered into a purchase agreement for 248 NVIDIA H100 GPUs for a total purchase price of approximately $10 million, which are expected to be delivered in the coming months. We believe this purchase will allow us to further assess the appropriateness of our data centers for providing potential HPC solutions we may offer and our capability to prospective customers.

Add new sites with attractive energy arrangements

We continue to explore additional sites to build our global platform, both within our existing markets and in new markets where we believe we can obtain attractive energy arrangements and provide benefits to the local energy markets and communities. In addition to our first three sites in BC and our initial site in Childress, Texas, we have conditional and unconditional rights to a number of additional sites across Canada, the U.S. and Asia-Pacific, over which we are currently pursuing development activities and which have the potential to support up to an additional 1GW or more of aggregate data center capacity capable of powering growth beyond our 760MW of announced potential power capacity. However, there can be no assurance that we will ultimately develop all or any of such additional sites.

Own, develop and operate renewable generation

We believe there is potential opportunity in the future to build and operate our own renewable generation and energy storage assets to lower our overall cost of power, generate additional revenue streams and support energy markets. We believe we are well-positioned to pursue this potential opportunity given our management team’s substantial and proven track record in financing, developing, building and managing large-scale greenfield and brownfield renewable energy projects and associated grid connections.

Consider pursuing strategic acquisitions

We may strategically assess acquisition opportunities where we believe such transactions can accelerate our strategic roadmap through horizontal or vertical integration, expanding capacity, or gaining intellectual property that may help strengthen our competitive advantage.

Hardware Purchase Contracts

We previously entered into three binding hardware purchase agreements with Bitmain Technologies Limited (“Bitmain”) to acquire new generation Bitcoin miners, Antminer S19j and Antminer S19j Pro. As of 30 June 2023, we operate approximately 5.6 EH/s of Bitcoin miners across our sites. There are no remaining commitments under these agreements and all miners have since been delivered and installed, or on-sold to third parties.

In August 2023, we entered into a purchase agreement for 248 NVIDIA H100 GPUs for a total purchase price of approximately $10 million, which are expected to be delivered in the coming months.

Equipment Financing Agreements

We previously entered into three limited recourse equipment financing Facilities through three Non-Recourse SPVs, pursuant to which certain lending entities of NYDIG agreed to finance part of the purchase price of various miners that had been, or were scheduled to be, delivered to certain subsidiaries of the Company.  Each Facility was non-recourse to any other Group entities, including the Company and, as a result, the lender to each Non-Recourse SPV had no recourse to, and no cross-collateralization with respect to, assets of the Company or any of its other subsidiaries pursuant to the terms of such Facilities.

In December 2022, Non-Recourse SPV 1 repaid in full one such Facility pursuant to which approximately $1.3 million of borrowings and fees were outstanding.  The remaining two Facilities, pursuant to which $35.0 million and $77.2 million of borrowings were outstanding as of December 31, 2022, respectively, were not repaid by the relevant Non-Recourse SPVs. Subsequently the lenders to such Non-Recourse SPVs commenced steps to enforce the indebtedness and their asserted rights in the collateral securing such limited recourse facilities (including the approximately 3.6 EH/s of miners securing such facilities and other assets of such Non-Recourse SPVs), and appointed PricewaterhouseCoopers Inc. as Receiver in respect of the assets, undertakings and property of both Non-Recourse SPVs on February 3, 2023.

In connection with the loans, we issued approximately $2.6 million aggregate principal amount of convertible notes to a related entity of the financier, which converted to 187,438 Ordinary shares on November 16, 2021 in connection with our IPO.

See “Risk Factors – Risks Related to Our Business – Certain of our limited recourse wholly-owned subsidiaries have defaulted on equipment financing agreements and are subject to bankruptcy proceedings and legal action by the lender, and we may be exposed to claims in connection with such proceedings” for a discussion of the risks associated with the defaults under the equipment financing facilities.

Background

The Facilities with Non-Recourse SPV 1 and Non-Recourse SPV 2 are governed by master equipment finance and security agreements with NYDIG ABL LLC (formerly known as Arctos Credit, LLC) (the “SPV 1 Financing Agreement” and “SPV 2 Financing Agreement,” respectively). The Facility with Non-Recourse SPV 1 provides for $4.2 million aggregate principal amount in loans with a contractual term of up to 30 months, and is secured by an aggregate of approximately 0.2 EH/s of miners as well as other assets of Non-Recourse SPV 1. The Facility with Non-Recourse SPV 2 provides for $49.7 million aggregate principal amount in loans with a contractual term of 28 months, and is secured by an aggregate of approximately 1.6 EH/s of miners as well as other assets of Non-Recourse SPV 2. The loans under both Facilities carry an interest rate of 12% per annum (currently accruing interest in the case of the Facility with Non-Recourse SPV 2, at the default rate of 18% per annum and a late fee of 5% per annum) and were originally scheduled to be repaid through monthly payments of interest and/or principal from January 2021 through June 2023 (for the Facility with Non-Recourse SPV 1) and June 2021 through September 2023 (for the Facility with Non-Recourse SPV 2).

The Facility with Non-Recourse SPV 3 is governed by a limited recourse equipment finance and security agreement with NYDIG ABL LLC (the “SPV 3 Financing Agreement” and together with the SPV 1 Financing Agreement and SPV 2 Financing Agreement, the “Financing Agreements”). The Facility with Non-Recourse SPV 3 provides for $71.2 million in loans with a contractual term of 25 months, and is secured by an aggregate of approximately 2.0 EH/s of miners as well as other assets of Non-Recourse SPV 3. The loan carries an applicable interest rate of 11% per annum (currently accruing interest at the default rate of 15% per annum; a late fee of 5% is applicable prior to an event of default) and was originally scheduled to be repaid through monthly payments of interest and/or principal from April 2022 through April 2024.

Each of the Financing Agreements contain customary affirmative and negative covenants, including restrictions on the ability of each of the relevant Non-Recourse SPV to incur liens on the equipment securing the Facilities, consummate mergers, dispose of assets or make investments. These covenants apply with respect to the applicable Non-Recourse SPV, but not to Iris Energy Limited. Each of these Financing Agreements also contain customary events of default.

Upon an event of default under a Facility, the lender under such Facility may pursue various remedies, including (a) bringing claims for liquidated damages, specific performance or other claims, (b) foreclosing upon the collateral securing such Facility by requiring the relevant Non-Recourse SPV to assemble and make available to the lender the miners and all digital assets mined therewith; entering the premises where any of the relevant Non-Recourse SPV’s miners are located and repossessing such miners; using the relevant Non-Recourse SPV’s premises for storage without rent or liability; selling, leasing or otherwise disposing of the relevant miners to a third party; disabling the miners and/or taking possession of the relevant miners and continuing the relevant Non-Recourse SPV’s operations; or otherwise foreclosing upon such miners, (c) accelerating all obligations of the relevant Non-Recourse SPV to be immediately due and payable, including liquidated damages, (d) remedying such event of default for the account of and at the expense of the relevant Non-Recourse SPV, or (e) any other applicable remedies under applicable law, including appointment of a receiver. Any amounts payable under the Facilities with Non-Recourse SPV 1 and Non-Recourse SPV 2 that are not paid when due accrues interest at a default rate of 18% per annum. Upon an event of default under the Facility with Non-Recourse SPV 3, the interest rate applicable under Facility automatically increases to a default rate of 15% per annum. In addition, if any payment under any of the Facilities is not received when due, a late fee of 5% per annum on the overdue amount is payable upon demand from the lender under each Facility.

The Notices of Alleged Default of Facilities

We announced in November 2022 that the miners owned by Non-Recourse SPV 2 and Non-Recourse SPV 3 that secure their respective Facilities produce insufficient cash flow to service their respective debt financing obligations. As of December 31, 2022, we had approximately $103.4 million aggregate principal amount of loans outstanding under such Facilities. Such Facilities are secured by approximately 3.6 EH/s of miners, as well as other assets of the applicable Non-Recourse SPV (such as any cash and cash equivalents, prepayments, tax assets, and any other receivables relating to such Non-Recourse SPVs and miners).

On November 4, 2022, the Non-Recourse SPVs received notices from the lender under their Facilities (a)  alleging, among other things, the occurrence of certain defaults with respect to the Facilities of Non-Recourse SPV 2 and Non-Recourse SPV 3, which notice claimed that such Non-Recourse SPVs had failed to engage in good faith restructuring discussions and that such failure resulted in a payment default, and purported to declare the loans under such Facilities immediately due and payable, and (b) alleging the occurrence of a potential event of default with respect to each of the three Facilities, which notice claimed that each Non-Recourse SPV had failed to maintain sufficient insurance. Non-Recourse SPV 2 and Non-Recourse SPV 3 failed to make the scheduled principal payments under their respective Facilities by the extended due date on November 8, 2022, and such Non-Recourse SPVs received a further notice on November 15, 2022 alleging an event of default as a result of the failure to make such principal payments.

Further, on November 18, 2022, the Non-Recourse SPVs received a notice from the lender stating that the entire principal amount of the Facilities of Non-Recourse SPV 2 and Non-Recourse SPV 3, under which the lender claimed there was aggregate outstanding indebtedness of approximately $107.8 million as of November 18, 2022 (including accrued interest and late fees), had been declared immediately due and payable pursuant to the November 4, 2022 purported acceleration notice. Such notice demanded payment in full with respect to each Facility, and stated that if payment is not received in full by November 29, 2022 then the lender intends to take steps to enforce the indebtedness and its asserted rights in the collateral securing the Facilities, including bringing an application for the appointment of a receiver. Following receipt of the purported acceleration notice on November 4, 2022, certain other subsidiaries of the Company terminated their respective hosting arrangements with Non-Recourse SPV 2 and Non-Recourse SPV 3, and none of the approximately 3.6 EH/s of miners owned by such Non-Recourse SPVs have been operating since that termination, which materially reduced our hashrate capacity.

Non-Recourse SPV 2 and Non-Recourse SPV 3 did not have sufficient funds or other resources to pay the amounts due upon acceleration of their respective Facilities in full, nor the ability to refinance, restructure or modify the terms of their Facilities.

Legal Proceedings

From time to time, we may become involved in legal proceedings arising in the ordinary course of business.

The lender to Non-Recourse SPV 2 and Non-Recourse SPV 3 has taken steps to enforce the indebtedness and its asserted rights in the collateral securing such limited recourse facilities (including the approximately 3.6 EH/s of miners securing such facilities and other assets of such Non-Recourse SPVs), and appointed, PricewaterhouseCoopers as Receiver, to the Facilities of Non-Recourse SPV 2 and Non-Recourse SPV 3 on February 3, 2023. On June 28, 2023, the Receiver filed an assignment in bankruptcy on behalf of such Non-Recourse SPVs and was appointed as trustee of the Non-Recourse SPVs’ estates, and this appointment was affirmed at the meeting of creditors held on July 18, 2023.  The receivership and bankruptcy proceedings are ongoing.

On May 9, 2023, NYDIG filed an application with The Supreme Court of British Columbia seeking, among other things, declarations to the effect that any difference between revenue generated by the Non-Recourse SPVs through the provision of hashpower services to Iris Energy Limited and Bitcoin mined by Iris Energy Limited is collateral securing the Facilities, as well as substantive consolidation of certain Group entities and claims of fraudulent conveyance and oppression.  A hearing was held in the Court on June 13 to 15, 2023 in respect of (i) the Receiver’s application dated June 9, 2023 for the approval of a sale solicitation process for the miners comprising collateral under the Facilities and authorization to assign the Non-Recourse SPVs into bankruptcy, which was subsequently granted, and (ii) NYDIG’s application for, among other things, declarations to the effect that the lender’s collateral included any difference between the revenue generated by the applicable Non-Recourse SPV through the provision of hashpower services to Iris Energy Limited and the Bitcoin mined by Iris Energy Limited using such hashpower services, as well as claims that the assets and liabilities of such Non-Recourse SPVs are substantially consolidated with the assets and liabilities of Iris Energy Limited and certain of its other affiliates. The Receiver advised the Court that it was taking no position with respect to NYDIG’s application.

On August 10, 2023, the Court issued a ruling affirming the Company’s position that, among other things, the Bitcoin mined by the Company is not collateral securing such facilities and there is no parent guarantee with respect to the equipment financing facilities, and no relief in respect of substantive consolidation was granted. However, the Court declared transactions pursuant to hashpower services provided by the relevant Non-Recourse SPVs to the Company to be void, and noted that based on the submissions to date the discrepancy between the value that the Company received for the hashpower and the consideration paid to the Non-Recourse SPVs is between $3.0 million and $11.9 million. The Company disagrees with the decision and certain factual findings and filed a notice to appeal with the Court of Appeal for British Columbia on August 21, 2023.

On December 14, 2022, a putative securities class action complaint naming the Company and certain of its directors and officers was filed in the U.S. District Court for the District of New Jersey. An amended complaint in this action was filed on June 6, 2023, also naming as defendants the Company and certain of its directors and officers, as well as the underwriters of the Company’s IPO.

The amended complaint asserts claims under Section 10(b) and 20(a) of the Securities Exchange Act of 1934 and Sections 11, 12(a)(2), and 15 of the Securities Act of 1933 on behalf of a putative class of all persons and entities who purchased or otherwise acquired (a) Iris Ordinary shares pursuant and/or traceable to documents issued in connection with the Company’s IPO and/or (b) Iris securities between November 17, 2021 and November 1, 2022, both dates inclusive.  It contends that certain statements made by the Company and certain of its officers and directors, including in the Company’s IPO Registration Statement and Prospectus, were allegedly false or misleading and seeks unspecified damages on behalf of the putative class.  The Company believes these claims are without merit and intends to defend itself vigorously. The Company filed a motion to dismiss the amended complaint on August 4, 2023.

See "—Equipment Financing Agreements—Legal Proceedings”, “Risk Factors—General Risk Factors—We are the subject of a putative securities class action, and could become subject to future litigation, including individual and class action lawsuits, as well as investigations and enforcement actions by regulators and governmental authorities” and Notes 17 and 27 to our audited financial statements for the year ended June 30, 2023 included in this Annual Report on Form 20-F for further discussion.

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

Several public companies (traded in the U.S. and internationally) compete with us, including:

•	Bitfarms Ltd.;

•	Cipher Mining Inc.;

•	CleanSpark, Inc.;

•	Hive Digital Technologies Ltd.;

•	Hut 8 Mining Corp.;

•	Marathon Digital Holdings, Inc.;

•	Riot Platforms, Inc.; and

•	TeraWulf Inc.

The Bitcoin mining industry is a highly competitive and evolving industry and new competitors, or emerging technologies could enter the market and affect our competitiveness in the future.

Competition in the HPC solutions industry

The HPC solutions industry is rapidly evolving industry and new competitors or incumbent traditional data center operators and cloud services providers could enter the market and affect our competitiveness in any HPC solutions we may offer.

Several companies compete in this industry, including:

•	CoreWeave;

•	FluidStack Ltd;

•	Lambda Inc.;

•	Applied Digital Corporation; and

•	RunPod Inc.

There is also the potential for other Bitcoin and digital asset mining companies to diversify into the HPC solutions segment.

Employees and Human Capital Resources

As of June 30, 2023, we employ 18 employees in Australia in a corporate head office capacity, and 69 employees in Canada and 13 employees in the United States focused on developing our infrastructure and general operations and corporate support. We also leverage external service providers to support our operations. None of our employees are represented by labor unions, and we believe we have an excellent relationship with our employees.

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

Diversity, Equity and Inclusion

At Iris Energy, we believe that diversity of thought is a key factor to achieving innovation and success in our industry. We are committed to fostering a culture of inclusivity, where diverse perspectives and experiences thrive.

We are proud of the gender diversity that has organically formed throughout our Company. As of June 30, 2023, 26% of our workforce consists of talented and skilled women who play integral roles in our operations, construction, and corporate functions. In total, 21% of our leadership positions are filled by women, including key roles such as Chief Legal Officer, Chief Financial Officer, Site Manager and Operations Manager positions. We are committed to further increasing diversity within our workforce and creating an environment where everybody is empowered to excel.

To demonstrate our commitment to diversity and inclusion, we:

•	leverage inclusive recruitment practices that attract talent from diverse backgrounds;

•	invest in the professional growth of our employees, promoting access to learning and career development opportunities; and

•
actively engage with the communities where we operate, supporting initiatives that promote inclusivity and education including partnering with schools and training authorities to develop training programs for the local workforce.

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

For example, in May 2019, FinCEN issued guidance relating to how the Bank Secrecy Act (“BSA”) and its implementing regulations relating to money services businesses apply to certain businesses that transact in convertible virtual currencies. Under this guidance, an entity conducting “money transmission services” related to Bitcoin would constitute money transmission services for “virtual currency” or “convertible virtual currencies” and thus may be deemed a “money services business” that would be subject to the BSA and its implementing regulations. Although the guidance generally indicates that certain mining and mining pool operations will not be treated as money transmission services, the guidance also addresses when certain activities, including certain services offered in connection with operating mining pools such as hosting convertible virtual currency wallets on behalf of pool members or purchasers of computer mining power, may be subject to regulation. Although we believe that our mining activities do not presently trigger FinCEN registration requirements under the BSA, if our activities cause us to be deemed a “money transmitter,” “money services business” or equivalent designation, under federal law, we may be required to register at the federal level and comply with laws that may include the implementation of anti-money laundering programs, reporting and recordkeeping regimes and other operational requirements. In such an event, to the extent we decide to proceed with some or all of our operations, the required registration and regulatory compliance steps may result in extraordinary, non-recurring expenses to us, as well as on-going recurring compliance costs, possibly affecting an investment in the Ordinary shares, operating results or financial condition in a material and adverse manner. Failure to comply with these requirements may expose us to fines, penalties and/or interruptions in our operations that could have a material adverse effect on our financial position, results of operations and cash flows.

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

The SEC and its staff have taken the position that certain digital assets fall within the definition of a “security” under the U.S. federal securities laws. Public statements made by senior officials and senior members of the staff at the SEC indicate that the SEC does not intend to take the position that Bitcoin is a security under the federal securities laws. However, such statements are not official policy statements by the SEC and reflect only the speakers’ views, which are not binding on the SEC or any other agency or court and cannot be generalized to any other digital assets. The SEC’s Strategic Hub for Innovation and Financial Technology published a framework for analyzing whether any given digital assets is a security in April 2019; however, this framework is also not a rule, regulation or statement of the SEC and is similarly not binding on the SEC. Notwithstanding that the SEC has not asserted regulatory authority over Bitcoin or trading or ownership of Bitcoin and has not expressed the view that Bitcoin should be classified or treated as a security for purposes of U.S. federal securities laws, the SEC has commented on Bitcoin and Bitcoin-related market developments and has taken action against investment schemes involving Bitcoin. For example, the SEC has charged at least three Bitcoin mining companies in connection with a Ponzi scheme to defraud investors in their mining operation. The SEC has also repeatedly denied proposed rule changes by exchanges to list and trade shares of certain spot Bitcoin-related investment vehicles on public markets, citing significant investor protection concerns regarding the markets for digital assets, including the potential for market manipulation and fraud. Although the SEC has not stated that mining Bitcoin is itself a regulated activity, to the extent any digital assets we mine are deemed to be securities, the offer, sale and trading of those digital assets would be subject to the U.S. federal securities laws.

In addition to the SEC, state securities regulators and several foreign governments have also issued warnings that certain digital assets may be classified as securities in their jurisdictions, and that transactions in such digital assets may be subject to applicable securities regulations. Furthermore, certain the SEC and state securities regulators have taken the position that certain digital assets mining operations may involve the offer of securities. For example, the Texas State Securities Board has taken enforcement action against the operator of a cloud mining company, whereby customers could purchase hashrate managed by the cloud mining company in exchange for a share of the mining reward, for offering unregistered securities, and the SEC has taken enforcement action against sellers of mining hardware and software, whereby customers could purchase the hardware or software that the seller would maintain and operate, in exchange for the mined digital assets, for offering unregistered securities and making materially false and misleading representations.

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

Regulation Outside the U.S.

In Europe, at an EU level and in a number of EU member states (as well as the UK), other than in respect of anti-money laundering (as discussed below), digital assets taking the form of assets designed for the exchange of value (such as Bitcoin) generally remain outside of the financial services regulatory perimeter. Nonetheless, the regulatory treatment of any particular digital assets is highly fact specific. However, the adoption of the “Markets in Crypto Assets Regulation” (also known as MiCA) will have a significant impact on firms engaging in digital asset related businesses in the EU. MiCA, which entered into force on 29 June 2023, establishes a harmonized pan-EU regulatory regime for crypto-assets. While a small number of crypto-assets are already subject to existing financial services legislation, such as security tokens that qualify as financial instruments under the recast Markets in Financial Instruments Directive, MiCA applies to unregulated crypto-assets (for example, Bitcoin and Ether) as well as asset-referencing tokens. Many of the operative provisions of MiCA take effect in 2024. Issuers of certain types of tokens and crypto-asset service providers (CASPs) will need to comply with the detailed requirements of MiCA, which in relation to CASPs means applying for authorisation from their home member state regulatory authority. MiCA does not extend to digital asset mining activities, however, companies will be required to disclose to investors energy consumption data associated with mining activities.

In the UK, measures have recently been adopted and others are expected to be adopted in the near future that will bring currently unregulated crypto-assets within the regulatory perimeter. For example, marketing materials in relation to “qualifying crypto-assets” will become subject to the restriction on communicating financial promotions. That means firms will only be able to advertise their crypto-asset related services to UK customers if they are registered with the Financial Conduct Authority (FCA) under the Money Laundering, Terrorist Financing and Transfer of Funds (Information on the Payer) Regulations 2017, the content of the advertisement is approved by a person authorized under financial services legislation in the UK or the communication falls within an applicable exemption. In addition, the recently adopted Financial Services and Markets Act 2023 (FSMA 2023) makes the performance of certain crypto-asset activities a “regulated activity”. It is expected that HM Treasury will amend the relevant secondary legislation by adding crypto-assets to the list of “specified investments” thereby formally bringing them into the UK regulatory perimeter. Once implemented, these changes mean that any person performing certain crypto-asset activities “by way of business” in the UK will need to be authorized by the FCA. The FSMA 2023 also brings certain types of “digital settlement assets” within the UK regulatory perimeter. At present, digital assets mining activities are not subject to any regulatory authorization requirements in the UK.

As a result of the measures adopted by the EU and UK described above, firms carrying on crypto-asset activities and providing services to clients will become subject to the types of regulatory requirements that apply to traditional financial services firms, such as the need to obtain authorization, conduct of business and systems and controls standards and regulatory capital requirements.

Historically, regulatory action directed at digital assets in the EU and UK has been in response to concerns arising in relation to anti-money-laundering and consumer protection. Under the EU’s Fifth Money Laundering Directive (MLD5), custodian wallet providers and providers engaged in exchange services between digital assets (referred to as virtual currencies) and fiat currencies are subject to registration with the relevant supervisory authority in their jurisdiction and must comply with day-to-day AML and counter-terrorism financing measures, including client due diligence obligations. Certain EU member states have implemented further measures in addition to the requirements of MLD5, including, (i) an order introduced by several French ministries in December 2020, which aims to ban anonymous cryptocurrency accounts and regulate cryptocurrency-related transactions in light of concerns for terrorism financing and money laundering; and (ii) strengthened anti-money laundering protections introduced by the Dutch regulator in November 2020, which were perceived to be targeting privacy coins as the protections impose client information and verification requirements.

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

The Canadian government has modified its value added tax legislation specifically in relation to Canadian entities that are involved in Bitcoin-related activities and their associated suppliers.  These legislative changes would, if implemented, eliminate the recovery of value added tax in Canada on inputs to our business.  Any such, unrecoverable value added tax would act to increase the cost of all inputs to our business in Canada including electricity, capital equipment, services and intellectual property acquired by our subsidiaries that operate in Canada. We are subject to audits related to certain Canadian tax rules from time to time. See Note 19 to our audited financial statements for the year ended June 30, 2022.

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

Environmental, Health and Safety Matters

Our operations and properties are subject to extensive laws and regulations governing health and safety, the discharge of pollutants into the environment or otherwise relating to health, safety and environmental protection requirements in countries and localities in which we operate. These laws and regulations may impose numerous obligations that are applicable to us, including acquisition of a permit or other approval before conducting construction or regulated activities; restrictions on the types, quantities and concentration of materials that can be released into the environment; limitation or prohibition of construction and operating activities in environmentally sensitive areas, such as wetlands or areas with endangered plants or species; imposition of specific health and safety standards addressing worker protection; imposition of certain zoning, building code and energy-efficiency standards and imposition of significant liabilities for pollution, including investigation, remedial and clean-up costs. Failure to comply with these requirements may expose us to fines, penalties and/or interruptions in our operations, among other sanctions, that could have a material adverse effect on our financial position, results of operations and cash flows. Certain environmental laws may impose strict, joint and several liability for costs required to clean up and restore sites where hazardous substances have been disposed of or otherwise released into the environment, including at current or former properties owned or operated by us, even under circumstances where the hazardous substances were released by prior owners or operators or the activities conducted and from which a release emanated complied with applicable law. Moreover, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by noise or the release of hazardous substances into the environment.

In addition, concerns have been raised about the amount of electricity required to secure and maintain digital asset networks. Further, in addition to the direct power costs of performing these calculations, there are indirect costs that impact a digital asset network’s total power consumption, including the costs of cooling the machines that perform these calculations and ancillary energy consumption. Due to these concerns around power consumption, particularly as such concerns relate to public utilities companies, various foreign, local, state, provincial and federal authorities have implemented, or are considering implementing, moratoriums on the provision of electricity to digital asset mining operations or on digital asset mining, in general.

Environmental, health and safety laws and regulations are subject to change. The trend in environmental regulation has been to place more restrictions and limitations on activities that may be perceived to impact the environment or climate change, and thus there can be no assurance as to the impact or amount or timing of future expenditures for environmental regulation compliance or remediation. New or revised laws and regulations that result in increased compliance costs or additional operating restrictions, or the incurrence of environmental liabilities, could have a material adverse effect on our financial position, results of operations and cash flows.

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

Properties

In BC we hold freehold interests in a 10-acre site in Canal Flats and an 11-acre site in Mackenzie. We also hold a 12-acre leasehold site in Prince George (30-year lease, and two 10-year extensions and an option to purchase within the first 10 years from the commencement of the lease). The BC sites include land, data center facilities, electrical substation and ancillary infrastructure. In Childress County, Texas, U.S., we hold freehold interests in approximately 500 acres of land across two properties. The following table reflects our current properties as of August 31, 2023, that are either operational or under construction, along with their expected respective data center and potential hashrate capacities once operational:

Site	Capacity (MW)	Capacity (EH/s)(1)	Status
Canal Flats (BC, Canada)	30	0.8	Operating
Mackenzie (BC, Canada)	80	2.6	Operating
Prince George (BC, Canada)	50	1.6	Operating
Total (BC, Canada)	160	5.0
Childress (Texas, USA)	20	0.6	Operating
Total Operating (Canada & USA)	180	5.6
Childress (Texas, USA)	80	3.5	Under construction Assumes the purchase of Bitmain S19 XP miners and full utilization of such data center capacity
1) Reflects estimated hashrate capacity by site assuming full utilization of existing available data center capacity with Bitmain S19j Pro miners, unless otherwise stated.

Our near-term focus remains on data center construction, which is subject to funding and market conditions. Miners have not yet been purchased in respect of the Childress expansion beyond 20MW and we continue to monitor the market for funding and purchase opportunities.

See “⸺Capital Expenditures and Divestitures” for further discussion of expansion plans.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read together with our consolidated financial statements and the related notes thereto included elsewhere in this annual report. The following discussion is based on our financial information prepared in accordance with the International Financial Reporting Standards, or IFRS, as issued by the IASB, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including U.S. GAAP, as well as “Presentation of Financial and Other Information” and “Item 4. Information on the Company⸺B. Business Overview.” Some of the information contained in this discussion and analysis or set forth elsewhere in this annual report, including information with respect to our plans and strategy for our business, includes forward-looking statements that reflect plans, estimates and beliefs and involve numerous risks and uncertainties, including but not limited to those described in “Item 3. Key Information—Risk Factors” and “Special Note Regarding Forward-Looking Statements.” Therefore, actual results may differ materially from those contained in any forward-looking statements.

We elected to change our presentation currency from Australian dollars to U.S. dollars effective from July 1, 2021. The change in presentation currency is a voluntary change which is accounted for retrospectively. Accordingly, amounts presented in Australian dollars for periods ending on or prior to June 30, 2021 have been restated to U.S. dollars as described in “Note 2. Significant Accounting Policies” in our consolidated financial statements included in this annual report on Form 20-F. For a comparative discussion and analysis related to the results of operations and changes in financial condition for fiscal year 2022 compared to 2021, refer to Item 5. “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the fiscal year ended June 30, 2022, filed on September 13, 2022, with the SEC and available at www.sec.gov.

Our fiscal year ends on June 30. Accordingly, references herein to “fiscal year 2023,” “fiscal year 2022” and “fiscal year 2021” relate to the years ended June 30, 2023, June 30, 2022 and June 30, 2021, respectively.

A.	Operating Results

Overview

We are a leading owner and operator of institutional-grade, highly efficient proprietary data centers powered by 100% renewable energy (whether from clean or renewable energy sources or through the purchase of RECs). Our operations currently generate revenue by mining Bitcoin and earning Bitcoin revenue through a combination of block rewards and transaction fees from the operation of our Bitcoin miners and exchanging these Bitcoin for fiat currencies such as USD or CAD, typically on a daily basis.

We have been mining Bitcoin since 2019. We typically liquidate all the Bitcoin we mine daily and therefore did not have any Bitcoin held on our balance sheet as of June 30, 2023. To date we have utilized Kraken, a U.S.-based digital asset trading platform, to liquidate the Bitcoin we mine. The mining pools, that we utilize for the purposes of our Bitcoin mining, transfer the Bitcoin that we have mined to Kraken on a daily basis. Such Bitcoin is then exchanged for fiat currency on the Kraken exchange or via its over-the-counter trading desk.

Our growth strategies include exploring the potential diversification of our revenue streams into new markets. In particular, as previously announced in June 2023, we have revitalized our strategy of exploring the potential development of HPC solutions. We believe we may be able to leverage our existing infrastructure and expertise to expand into offering HPC solutions and target a broad range of industries and applications, such as AI/ML, scientific research and rendering.

Our cash and cash equivalents were $68.9 million as of June 30, 2023. Our total revenue was $75.5 million for the year ended June 30, 2023, compared to total revenue of $59.0 million for the year ended June 30, 2022. We generated a loss after income tax expense of $171.9 million and $419.8 million for the years ended June 30, 2023 and 2022, respectively. We generated EBITDA of ($123.2) million and $16.1 million for the years ended June 30, 2023 and 2022, respectively. We generated Adjusted EBITDA of $1.4 million and $26.2 million for the years ended June 30, 2023 and 2022, respectively.  EBITDA and Adjusted EBITDA are financial measure not defined by IFRS. For a definition of EBITDA and Adjusted EBITDA, an explanation of our management’s use of this measure and a reconciliation of EBITDA and Adjusted EBITDA to loss after income tax expense, see “Special Note Regarding Non-IFRS Measures.”

We are a vertically integrated business, and own and operate our high voltage electrical infrastructure, data centers and Bitcoin mining hardware. We target development of data centers in regions where there are low-cost, abundant and attractive renewable energy sources. We have ownership of our proprietary data centers and electrical infrastructure, including freehold and long-term leasehold land, which grants us more security and operational control over our assets. We believe data center ownership also allows our business to benefit from more sustainable cash flows in comparison with businesses that rely upon third-party hosting services or short-term leases which may be subject to termination rights, profit sharing arrangements and/or potential changes to contractual terms such as pricing. We assess opportunities to utilize our available data center capacity, including via potential third-party hosting and alternative revenue sources. We also focus on grid-connected power access which we believe not only helps facilitate a more reliable, long-term supply of power, but also provides us with the ability to support the energy markets in which we operate (for example, through potential participation in demand response, ancillary services provision and load management in deregulated markets such as Texas).

In January 2020, we acquired our first site in Canal Flats, located in British Columbia, Canada (“BC”), from PodTech Innovation Inc. and certain of its related parties. This site is our first operational site and has been operating since 2019, and, as of August 31, 2023, has approximately 30MW of data center capacity and hashrate capacity of approximately 0.8 EH/s (assuming full utilization of existing available data center capacity with Bitmain S19j Pro miners).

In addition, we have constructed data centers at our other BC sites in Mackenzie and Prince George. Our Mackenzie site has been operating since April 2022 and, as of August 31, 2023, has approximately 80MW of data center capacity and hashrate capacity of approximately 2.6 EH/s (assuming full utilization of existing available data center capacity with Bitmain S19j Pro miners). Our Prince George site has been operating since September 2022 and, as of August 31, 2023, has approximately 50MW of data center capacity and hashrate capacity of approximately 1.6 EH/s (assuming full utilization of existing available data center capacity with Bitmain S19j Pro miners).

Each of our sites in British Columbia are connected to the British Columbia Hydro and Power Authority (“BC Hydro”) electricity transmission network and have been 100% powered by renewable energy since commencement of operations (currently approximately 97% sourced from clean or renewable sources as reported by BC Hydro and approximately 3% sourced from the purchase of RECs). Our contracts with BC Hydro have an initial term of one year and, unless terminated at the end of the initial term shall extend until terminated in accordance with the terms of the agreement upon six months notice.

We have commenced initial operations at our Childress site (total potential power capacity of 600MW), located in the renewables-heavy Panhandle region of Texas, U.S. Our Childress site has been operating since April 2023 and, as of August 31, 2023, has approximately 20MW of data center capacity and hashrate capacity of approximately 0.6 EH/s (assuming full utilization of existing available data center capacity with Bitmain S19j Pro miners). As of August 31, 2023, we have purchased RECs in respect of 100% of our energy consumption to date at our Childress site.

The construction of an additional 80MW of data centers for Phase 1 (first 100MW) at our Childress site (total potential power capacity of 600MW) is underway, which is expected to increase our potential hashrate capacity to approximately 9.1 EH/s (assuming the purchase of Bitmain S19 XP miners and full utilization of such additional data center capacity).

Our near-term focus remains on data center construction, which is subject to funding and market conditions. Miners have not yet been purchased in respect of the Childress expansion beyond 20MW and we continue to monitor the market for funding and purchase opportunities.

As of August 31, 2023, we have approximately 180MW of data center capacity and hashrate capacity of approximately 5.6 EH/s across our sites in BC and Texas.

Non Recourse Equipment Financing

Termination of Intra-Group Hosting Arrangements

In connection with receipt of the relevant notices of acceleration of our limited recourse equipment financing facilities in November 2022 described below under “B. Liquidity and Capital Resources—Equipment Financing Agreements,” certain other of the Group's subsidiaries terminated their respective hosting arrangements with certain of the relevant special purpose vehicles, which materially reduced the Company’s hashrate capacity. As a result of the termination of such hosting arrangements, none of the approximately 3.6 EH/s of miners owned by such special purpose vehicles are operating. Excluding such miners, the remaining operating capacity at each of Canal Flats, Mackenzie and Prince George, as of December 31, 2022, was approximately 0.5 EH/s, 0.3 EH/s, and 0.4 EH/s, respectively. The Company's electricity costs per Bitcoin mined were also adversely impacted as a result of higher demand charges (i.e., fixed charges) per Bitcoin mined. In particular, with a lower hashrate capacity and increased electricity costs per Bitcoin mined, we experienced a reduction in the Group's revenue and operating cash flows.

During the six months ended June 2023, we were able to gradually re-utilize our available data center capacity and increase our operating hashrate at our BC sites to 5.0 EH/s with additional miners purchased from Bitmain. See “Risk Factors—Risks Related to Our Business” for more information.

Factors Affecting Our Performance

Market Value of Bitcoin

We derive our revenues from Bitcoin mining. We earn rewards from Bitcoin mining that are paid in Bitcoin. We currently liquidate rewards that we earn from mining Bitcoin in exchange for fiat currencies such as USD or CAD, typically on a daily basis. Because the rewards we earn from mining Bitcoin are paid in Bitcoin, our operating and financial results are tied to fluctuations in the value of Bitcoin. In addition, positive or negative changes in the global hashrate impact mining difficulty and therefore the rewards we earn from mining Bitcoins may as a result materially affect our revenue and margins.

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

Conversely, in a rising Bitcoin price environment, additional mining machines may be deployed by miners, leading to increased global hashrate in the overall network. In periods of rising Bitcoin prices we may increase our capital expenditures in mining machines and related infrastructure to take advantage of potentially faster return on investments, subject to availability of capital and market conditions. However, we also note that the global hashrate may also increase or decrease irrespective of changes in the Bitcoin price.

While the supply of Bitcoin is capped at 21 million, the price of Bitcoin fluctuates not just because of traditional notions of supply and demand but also because of the dynamic nature of the market for Bitcoin. Having been created in just a little over a decade as of the date of this annual report, the market for Bitcoin is rapidly changing and subject to global regulatory, tax, political, environmental, cybersecurity, and market factors beyond our control. For a discussion of other factors that could lead to material adverse changes in the market value of Bitcoin, which could in turn result in substantial damage to or even the failure of our business, see “Item 3. Key Information—Risk Factors—Risks Related to our Business”.

Further, the rewards for each Bitcoin mined is subject to “halving” adjustments at predetermined intervals. At the outset, the reward for mining each block was set at 50 Bitcoins and this was cut in half to 25 Bitcoins on November 28, 2012 at block 210,000, cut in half again to 12.5 Bitcoins on July 9, 2016 at block 420,000, and cut in half yet again to 6.25 Bitcoins on May 11, 2020 at block 630,000. The next three halving events for Bitcoin are expected to take place in 2024 at block 840,000 (when the reward will reduce to 3.125 Bitcoins), in 2028 at block 1,050,000 (when the reward will reduce to 1.5625 Bitcoins), and in 2032 at block 1,260,000 (when the reward will reduce to 0.78125 Bitcoins). As the rewards for each Bitcoin mined reduce, the Bitcoin we earn relative to our hashrate capacity decrease. As a result these adjustments have had, and will continue to have, material effects on our operating and financial results.

Efficiency of Mining Machines

As global mining capacity increases, we will need to correspondingly increase our total hashrate capacity relative to the overall global hashrate —all else being equal—to maintain the same amount of Bitcoin mining revenue. To remain cost competitive compared to other mining sector participants, in addition to targeting cost effective sources of energy and operating efficient data center infrastructure, we may also need to maintain an energy efficient mining fleet.

Our Bitcoin mining operations primarily utilize the Antminer S19j Pro miner produced by Bitmain.

In certain periods, there may be disruption in global supply chain leading to shortage of advanced mining machines that meet our standard of quality and efficiency. To maintain our competitive edge over the long-term, we strive to maintain strong relationships with suppliers and vendors across the supply chain to ensure that our fleet of miners is competitive.

Ability to Secure Low-Cost Renewable Power

Bitcoin mining consumes extensive energy for both the mining and cooling aspects of the operation. In particular, we believe the increasing difficulty of the network, driven by more miners and higher global hashrate, and the periodic halving adjustments of Bitcoin reward rates, will drive the increasing importance of power efficiency in Bitcoin mining over the long-term.

Governments and regulators are increasingly focused on the energy and environmental impact of Bitcoin mining activities. This could lead to new governmental measures regulating, restricting or prohibiting the use of electricity for Bitcoin mining activities, or Bitcoin mining activities generally. The price we pay for electricity depends on numerous factors including sources of generation, regulatory environment, electricity market structure, commodity prices, instantaneous supply/demand balances, counterparty and procurement method. These factors may be subject to change over time and result in increased power costs. In regulated markets, such as in BC, suppliers of renewable power rely on regulators to approve raises in rates, resulting in fluctuations subject to requests for rate increases and there approval thereof; in deregulated markets, such as in Texas, prices of renewable power will fluctuate with the wholesale market (including price fluctuations in commodity prices such as the price of fossil fuels).

Competitive Environment

We compete with a variety of miners globally, including individual hobbyists, mining pools and public and private companies. We believe that, even if the price of Bitcoin decreases, the market will continue to draw new miners and increase the scale and sophistication of competition in the Bitcoin mining industry. Increasing competition generally results in increase to the global hashrate, which in turn would generally lead to a reduction in the percentage share of the fixed Bitcoin network rewards that Bitcoin miners, including Iris Energy, would earn.

Market Events Impacting the Digital Asset Industry

Recent market events in the digital asset industry have negatively market sentiment towards the broader digital asset industry. There has also been a decline in the value of digital assets generally through calendar year 2022, including the value of Bitcoin, in connection with these events, which has impacted the Group from a financial and operational perspective. We expect that any further declines will further impact the business and operations of the Group, and if such declines are significant, it could result in reduced revenue and operating cash flows and increased net operating losses, and could also negatively impact our ability to raise additional financing.

Market Events Impacting Digital Asset Trading Platforms

Recent market events in the digital asset markets have involved and/or impacted certain digital asset trading platforms. As previously described, the mining pools, that we utilize for the purposes of our Bitcoin mining, currently transfer the Bitcoin we mine to Kraken, a digital asset trading platform, on a daily basis. Such Bitcoin is then exchanged for fiat currency on the Kraken exchange or via its over-the-counter trading desk on a daily basis.

Because we currently exchange the Bitcoin we mine for fiat currency on a daily basis, we believe we have limited exposure to fluctuations in the value of Bitcoin with respect to the Bitcoin that we mine once we have mined such Bitcoin. In addition, we currently aim to withdraw fiat currency proceeds from Kraken on a daily basis utilizing Etana Custody, a third-party custodian, to facilitate the transfer of such proceeds to one or more of our banks or other financial institutions. As a result, we have only limited amounts of Bitcoin and fiat currency with Kraken and Etana Custody at any time, and accordingly we believe we have limited exposure to potential risks related to excessive redemptions or withdrawals of digital assets or fiat currencies from, or suspension of redemptions or withdrawals of digital assets or fiat currencies from, Kraken, Etana Custody or any other digital asset trading platform or custodian we may use in the future for purposes of liquidating the Bitcoin we mine on a daily basis. However, if Kraken, Etana Custody or any such other digital asset trading platform or custodian suffers excessive redemptions or withdrawals of digital assets or fiat currencies, or suspends redemptions or withdrawals of digital assets or fiat currencies, as applicable, any Bitcoin we have transferred to such platform that has not yet been exchanged for fiat currency, as well as any fiat currency that we have not yet withdrawn, as applicable, would be at risk.

In addition, if any such event were to occur with respect to Kraken, Etana Custody or any such other digital asset trading platform or custodian we utilize to liquidate the Bitcoin we mine, we may be required to, or may otherwise determine it is appropriate to, or if for any reason we decide to, switch to an alternative digital asset trading platform and/or custodian, as applicable. We do not currently use any other digital asset trading platforms or custodians to liquidate the Bitcoin we mine. While we expect to continue to utilize Kraken and Etana Custody, there are numerous alternative digital asset trading platforms that operate exchanges and/or over-the-counter trading desks with similar functionality to Kraken, and there are also several alternative funds transfer arrangements for facilitating the transfer of fiat currency proceeds from Kraken either with or without the use of a third-party custodian. We may explore opportunities with alternative digital asset trading platforms, over-the-counter trading desks and custodians, and believe we have the ability to switch to one or more alternative digital asset trading platforms and/or funds transfer arrangements to liquidate Bitcoin we mine and transfer the fiat currency proceeds without material expense or delay. As a result, we do not believe our business is substantially dependent on the Kraken digital asset trading platform or Etana Custody third-party custodian services.

However, digital asset trading platforms and third-party custodians, including Kraken and Etana Custody, are subject to a number of risks outside our control which could impact our business. In particular, during any intervening period in which we are switching digital asset trading platforms and/or third-party custodians, we could be exposed to credit risk with respect to any Bitcoin or fiat currency held by them. In addition, we could be exposed to fluctuations in the value of Bitcoin with respect to the Bitcoin that we mine during such period or that was previously mined but has not yet been exchanged for fiat currency.

Potential diversification of revenue streams into new markets

Our growth strategies include exploring the potential diversification of our revenue streams into new markets, including HPC solutions. We believe we may be able to leverage our existing infrastructure and expertise to expand into offering HPC solutions and target a broad range of industries and applications, such as AI/ML, scientific research and rendering.  Our strategy may not be successful as a result of a number of factors described under “Item  3.D. Risk Factors—Risks Related to Our Business—Our increased focus on potential HPC solutions may not be successful and may result in adverse consequences to our business, results of operations and financial condition.”  Our efforts to explore the diversification of our revenue streams may distract management, require significant additional capital, expose us to new competition and market dynamics, and increase our cost of doing business.

Key Indicators of Performance and Financial Condition

Key operating and financial metrics that we use, in addition to our IFRS consolidated financial statements, to assess the performance of our business are set forth below for the year ended June 30, 2023, 2022 and 2021, include:

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

The following table shows a reconciliation of EBITDA to loss after income tax expense:

	Year Ended June 30,

	2023	2022	2021 restated
	($ thousands)	($ thousands)	($ thousands)
Loss after income tax expense	$(171,871)	$(419,770)	$(60,390)
Add/(deduct) the following:
Non-cash fair value (gain)/loss and interest expense on hybrid financial instruments	-	418,726	60,656
Other finance expense	16,363	6,715	519
Interest income	(924)	(79)	(6)
Depreciation and amortization	30,856	7,741	1,252
Income tax expense	2,390	2,724	1,239
EBITDA	$(123,186)	$16,057	$3,270

Bitcoin Mining Revenue	$75,509	$59,037	$7,898

Loss after income tax expense margin(1)	(228% )	(711% )	(765% )

EBITDA margin(2)	(163% )	27%	41%

(1)	Loss after income tax expense margin is calculated as Loss after income tax expense divided by Bitcoin Mining Revenue.

(2)	EBITDA margin is calculated as EBITDA divided by Bitcoin Mining Revenue.

Adjusted EBITDA

Adjusted EBITDA is EBITDA as further adjusted to exclude share-based payments expense, foreign exchange gains/losses, impairment of assets, other income, loss on disposal of property, plant and equipment, gain on disposal of subsidiaries and certain other expenses. Beginning in the fiscal year ended June 30, 2023, the Company has changed its definition of Adjusted EBITDA to exclude impairment of assets, gain on disposal of subsidiaries and loss on disposal of property, plant and equipment. This is a change from the presentation of Adjusted EBITDA in prior periods, and these adjustments did not have any impact on the calculation of Adjusted EBITDA in prior periods. We believe Adjusted EBITDA is a useful metric because it allows us to monitor the profitability of our business on a current basis and removes expenses which do not impact our ongoing profitability and which can vary significantly in comparison to other companies. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by these items.

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

The following table shows a reconciliation of Adjusted EBITDA to loss after income tax expense:

	Year Ended June 30,

	2023	2022	2021 restated
	($ thousands)	($ thousands)	($ thousands)
Loss after income tax expense	$(171,871)	$(419,770)	$(60,390)
Add/(deduct) the following:
Non-cash fair value (gain)/loss and interest expense on hybrid financial instruments	-	418,726	60,656
Other finance expense	16,363	6,715	519
Interest income	(924)	(79)	(6)
Depreciation and amortization	30,856	7,741	1,252
Income tax expense	2,390	2,724	1,239
EBITDA	$(123,186)	$16,057	$3,270

Bitcoin Mining Revenue	$75,509	$59,037	$7,898

Loss after income tax expense margin(1)	(228% )	(711% )	(765% )

EBITDA margin(2)	(163% )	27%	41%
Add/(deduct) the following:
EBITDA
Non-cash share based payment expense – founders	12,186	11,442	141
Non-cash share-based payment expense – other	2,170	2,454	664
Impairment of assets(3)	105,172	-	-
Foreign exchange (gain)/loss	191	(8,009)	(2,542)
Other income(4)	(3,137)	(12)	(590)
Gain on disposal of subsidiaries(5)	(3,258)	-	-
Loss on disposal of property, plant and equipment(6)	6,628	-	-
Other expense items(7)	4,613	4,297	443

Adjusted EBITDA	$1,379	$26,229	$1,386
Adjusted EBITDA margin(8)	2%	44%	18%

(1)	Loss after income tax expense margin is calculated as Loss after income tax expense divided by Bitcoin Mining Revenue.

(2)	EBITDA margin is calculated as EBITDA divided by Bitcoin Mining Revenue.

(3)
Impairment of assets for the year ended June 30, 2023, 2022 and 2021 was $105.2 million, $0.2 million and $0.4 million, respectively. See “—Components of our Results of Operations—Expenses—Impairment of assets” for further information.

(4)	Other income includes net gains on the sale of other assets. It also includes COVID-19 related wage subsidies and insurance recoveries received in the year ended June 30, 2021.

(5)	Gain on disposal of subsidiary represents a gain recorded on the deconsolidation of the Non-Recourse SPVs on 3 February 2023.

(6)	Loss on disposal of property, plant and equipment relates to a disposal of mining hardware during the year ended June 30, 2023.

(7)
Other expense items include professional fees incurred in relation to the securities class action, the exploration of financing options that did not proceed, the IPO, and one-off additional remuneration.

(8)	Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by Bitcoin Mining Revenue.

Components of our Results of Operations

Revenue

Bitcoin mining revenue

Our revenues primarily consist of Bitcoin that we mine and typically liquidate on a daily basis. We have entered into arrangements with mining pools, whereby computing power is directed to the mining pools in exchange for non-cash consideration in the form of Bitcoin. The provision of computing power is the only performance obligation in the contract with the mining pool operators. In the mining pools, which we participated in during the periods presented, we are not directly exposed to the pool’s success in mining blocks. We are rewarded in Bitcoin for the hashrate we contribute to these mining pools. The reward for the hashrate contributed is based on the current network difficulty and global daily revenues from transaction fees, less pool fees.

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

Other income

Other income includes net gains on disposal of assets, COVID-19 related wage subsidies received, insurance recoveries received.

Expenses

Our expenses are characterized by the nature of the expense, with the main expense categories set out below.

Depreciation and amortization

We capitalize the cost of our buildings, plant and equipment and mining hardware. Depreciation expense is recorded on a straight-line basis to nil over the estimated useful life of the underlying assets. Our buildings are currently depreciated over 20 years, mining hardware is depreciated over 4 years and plant and equipment is depreciated over 3-10 years depending on the expected life of the underlying asset.

Electricity charges

Electricity charges primarily consists of the cost of electricity to power our data center sites. The price of electricity in BC is subject to a regulated tariff that may be adjusted by the supplier from time to time, resulting in increases or decreases in the cost of electricity we purchase. In Texas, the electricity market is deregulated and operates through a competitive wholesale market. Electricity prices in Texas are subject to many factors, such as, for example, fluctuations in commodity prices including the price of fossil fuels and other energy sources. Electricity at Childress, Texas is sourced from the Electricity Reliability Council of Texas (“ERCOT”), the organization that operates Texas’ electrical grid. We may participate in demand response programs, load curtailment in response to prices, or other programs, as part of our electricity procurement strategies in Texas, including the use of automated systems to reduce our power consumption in response to market signals.

Employee benefits expense

Employee benefits expense represents salary and other employee costs, including superannuation and other similar payments and associated employee taxes.

Share-based payments expense

Share-based payments expense represents the amortization of share-based compensation arrangements that have been granted to directors, executive offers and management. These arrangements include, loan-funded share arrangements granted to management, options and restricted share units issued to directors, executive officers and management.

Impairment of assets

Impairment of assets represents impairment expense recorded on mining hardware, mining hardware prepayments, goodwill, development assets and other assets.

Gain/loss on disposal of property, plant and equipment

The net gain/loss on disposal of property, plant and equipment includes net gains or losses on disposal of mining hardware and other property, plant and equipment.

Gain on disposal of subsidiaries

Gain on disposal of subsidiaries represents a gain recorded on the deconsolidation of the Non-Recourse SPVs on 03 February 2023.

Professional fees

Professional fees represent legal fees, audit fees, broker fees and fees paid to tax, regulatory and other advisers.

Other expenses

Other expenses represent office rent, insurance, travel, repairs and maintenance, charitable donations and general business expenses required to operate the business.

Finance expense

Finance expense consists primarily of interest expense on mining hardware financing arrangements, interest expense on hybrid financial instruments, fair value loss on embedded derivatives and amortization of capitalized borrowing costs. The interest expense recorded on hybrid financial instruments relates to the two convertible notes issued in 2021. The fair value loss on embedded derivatives relates to embedded derivatives recognized on issuance of our SAFE and two tranches of convertible note instruments during the year ended June 30, 2021, and one tranche of convertible note instruments during the year ended June 30, 2022. Each of the SAFE and Convertible notes and embedded derivatives converted to Ordinary shares at the same time as the existing convertible instruments on November 16, 2021 ahead of the Company’s IPO.

Interest income

Interest income includes interest generated on short-term cash deposits with regulated financial institutions and a short-term loan to a third party.

Foreign exchange gain/(loss)

Foreign exchange gain/(loss) includes realized and unrealized foreign exchange movements on monetary assets and liabilities denominated in foreign currencies.

Income tax expense

We are liable to pay tax in a number of jurisdictions, including Australia, Canada and the United States. Tax liabilities arise to the extent that we do not have sufficient prior year tax losses to offset future taxable income in these jurisdictions

Results of Operations

The following table summarizes our results of operation, disclosed in the consolidated statement of profit or loss and other comprehensive income/(loss) for the years ended June 30, 2023, 2022 and 2021.

	2023	2022	2021 restated
	($ thousands)	($ thousands)	($ thousands)
Revenue
Bitcoin mining revenue	$75,509	$59,037	$7,898
Other income	3,137	12	590
Gain/(loss) on disposal of subsidiaries	3,258	-	-
Expenses
Depreciation and amortization	(30,856)	(7,741)	(1,252)
Electricity charges	(35,753)	(10,978)	(2,654)
Employee benefits expense	(17,897)	(7,448)	(2,221)
Share-based payments expense	(14,356)	(13,896)	(805)
Impairment of assets	(105,172)	(167)	(432)
Professional fees	(6,271)	(6,807)	(980)
Gain/(loss) on disposal of property, plant and equipment	(6,628)	-	(202)
Other expenses	(18,822)	(11,705)	(466)
Profit/(loss) before interest, foreign exchange gain/(loss) and income tax	(153,851)	307	(524)
Finance expense	(16,363)	(425,441)	(61,175)
Interest income	924	79	6
Foreign exchange gain/(loss)	(191)	8,009	2,542
Loss before income tax expense	(169,481)	(417,046)	(59,151)
Income tax expense	(2,390)	(2,724)	(1,239)
Loss after income tax expense for the year	(171,871)	(419,770)	(60,390)
Other comprehensive income/(loss)
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation	(13,641)	(23,553)	1,313
Other comprehensive income/(loss) for the year, net of tax	(13,641)	(23,553)	1,313
Total comprehensive loss for the year	$(185,512)	$(443,323)	$(59,077)

Comparison of the years ended June 30, 2023 and 2022

Revenue

Bitcoin mining revenue

Our Bitcoin mining revenue for the years ended June 30, 2023 and 2022, was $75.5 million and $59.0 million, respectively. This revenue was generated from the mining and sale of 3,259 and 1,399 Bitcoins during the years ended June 30, 2023 and 2022, respectively. The $16.5 million increase in revenue was primarily driven by the 133% increase in the number of Bitcoin mined, which resulted from increased data center and hashrate capacity, but which was partially offset by the termination in November 2022 of certain co-hosting arrangements in connection with defaults of Non-Recourse SPV 2 and Non-Recourse SPV 3 under the Facilities as described under “Item 4. Information on the Company—Our Growth Strategies—Equipment Financing Agreements” (thereby materially reducing our hashrate capacity, which reduction was subsequently fully reversed as we were able to gradually re-utilize a portion of our available data center capacity during the remainder of the period), as well as the decrease in the average price per Bitcoin mined from $42,200 in the year ended June 30, 2022 to $23,200 in the year ended June 30, 2023.

Other income

Our other income for the years ended June 30, 2023 and 2022 was $3.1 million and $12 thousand, respectively. Other income generated during the year ended June 30, 2023 comprised of $3.1 million net gain on disposal of other assets. In the year ended June 30, 2022 other income was made up of the net gain on disposal of property, plant and equipment.

Gain/(loss) on disposal of subsidiaries

Gain/(loss) on disposal of subsidiaries represents a $3.3m gain recorded on the deconsolidation of the Non-Recourse SPVs on 03 February 2023.

Expenses

Depreciation and amortization

Depreciation and amortization consist primarily of the depreciation of Bitcoin mining hardware and data center. Depreciation and amortization expenses for the years ended June 30, 2023 and 2022 were $30.9 million and $7.7 million, respectively. This increase was primarily due to the increase in operational assets during the year ended June 30, 2023.

Electricity charges

The electricity charges for the years ended June 30, 2023 and 2022 were $35.8 million and $11.0 million, respectively.

This increase was primarily due to the increase in average operating hashrate to 2.7 EH/s for the year ended June 30, 2023 from 0.7 EH/s in the year ended June 30, 2022, driven by the acquisition of new miners. As at June 30, 2023 the Group had 180 MW of data center capacity compared to 39 MW as at June 30, 2022. This increase in hashrate capacity was partially offset by the termination in November 2022 of certain hosting arrangements in connection with Non-Recourse SPV 2 and Non-Recourse SPV 3 under the Facilities as described under “Item 4. Information on the Company—Our Growth Strategies—Equipment Financing Agreements” (thereby materially reducing our hashrate capacity, which reduction was subsequently fully reversed as we were able to gradually re-utilize a portion of our available data center capacity during the remainder of the period).

The increase in the cost of electricity per Bitcoin mined was primarily due to an increase in the average global hashrate and a temporary period of reduced utilization of our BC data center capacity due to the reduction in operating capacity outlined above.

Employee benefits expenses

Employee benefits expenses consist primarily of wages and salaries to employees and contractors, and associated taxes. Employee benefits expenses for the years ended June 30, 2023 and 2022 were $17.9 million and $7.4 million, respectively. The increase reflects a rise in the employee and contractor headcount, which was related to the expansion of business operations, along with additional remuneration which was approved by the Board based on recommendations from an independent executive compensation specialist engaged to assess the appropriateness of executive and independent non-executive director compensation since our IPO. This analysis included a comparison against a peer group of publicly traded companies and concluded that, among other things, our Co-CEOs’ remuneration was significantly below peer benchmarks and as such, recommended that our Co-CEO remuneration be aligned to market.

Share-based payments expense

Share-based payments expense for the years ended June 30, 2023 and 2022 was $14.4 million and $13.9 million, respectively. The increase was primarily due to amortization expenses recorded in relation to the $75 Exercise Price Options which were granted in September 2021 in connection with the IPO and are being amortized over the life of the options.

Share-based payments expense also includes expense recorded in relation to incentives issued under our employee share plan, employee option plan (the “Employee Option Plan”), non-executive director option plan (the “NED Option Plan”), 2022 Long-Term Incentive Plan and 2023 Long-Term Incentive Plan. See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

Impairment of assets

Impairment of assets for the year ended June 30, 2023 and 2022 was $105.2 million and $0.2 million, respectively. In the year ended June 30, 2023, we recorded an impairment of $105.2 million which included an impairment of $64.8 million of mining hardware (relating to mining hardware held by Non-Recourse SPV 2 and Non-Recourse SPV 3), $1.7 million related to mining hardware prepayments (relating to hardware purchases for Non-Recourse SPV 2 and Non-Recourse SPV 3), $25.7 million related to other mining hardware, $11.3 million related to other mining hardware prepayments, $1.1 million related to development assets and $0.6 million related to goodwill.

The impairment of assets for the year ended June 30, 2023 also reflects the reclassification of $15.2 million previously reported as a loss allowance for other receivables in our unaudited interim consolidated financial statements of profit or loss and other comprehensive income for the three and six month periods ended December 31, 2022 in relation to Non-Recourse SPV 2 and Non-Recourse SPV 3. In connection with such reclassification, our unaudited interim statements of financial position as at December 31, 2022 would also have reflected an increase to cash and cash equivalents of $1.3 million, other receivables of $15.2 million, and mining hardware prepayments of $2.4 million, and a corresponding decrease in property, plant and equipment of $18.9 million, in each case attributable to Non-Recourse SPV 2 and Non-Recourse SPV 3.

Gain/loss on disposal of property, plant and equipment

The net loss on disposal of property, plant and equipment for the year ended June 30, 2023 was $6.6 million which relates to a disposal of mining hardware. For the year ended June 30, 2022 the Company made a gain on disposal of older generation less efficient mining hardware which is included in other income.

Professional fees

Professional fees primarily consist of fees payable to lawyers, accountants and tax advisers. Professional fees for the years ended June 30, 2023 and 2022 were $6.3 million and $6.8 million, respectively. In the year ended June 30, 2023 $0.9 million related to the audit fees and $0.8 million related to one-off costs in relation to the securities class action litigation. Included in the fees for the year ended June 30, 2022 are other expense items of $4.0 million including items relating to the IPO and the exploration of multiple financing options that did not proceed due to current market conditions and available financing terms. The decrease was primarily due to professional fees incurred during the year ended June 30, 2022 related to the one off IPO that closed during such period and as such did not recur during the year ended June 30, 2023. Under accounting standards only a percentage of these costs are capitalized based on the percentage of new shares issued as part of the offering.

Other expenses

Other expenses for the years ended June 30, 2023 and 2022 was $18.8 million and $11.7 million, respectively. Other expenses include expenses related to office rent, insurance, marketing, travel, site expenses (which includes repairs and maintenance), donations, general business expenses required to operate the business and a provision for GST on services exported to the Australian parent by the Canadian subsidiaries (see Note 18 to our audited financial statements for the year ended June 30, 2023 included in this Annual Report on Form 20-F). The increase primarily related to the expansion of the business operations and ongoing costs as a publicly listed company and includes an increase of $0.6 million in insurance costs, $2.5 million GST provision, $0.6 million in short term office and equipment rental expenses, and $2.1 million in site expenses.

Finance expense

Finance expense for the years ended June 30, 2023 and 2022 was $16.4 million and $425.4 million, respectively. The decrease was primarily driven by one-off expenses incurred during the year ended June 30, 2022 related to effective interest expense and fair value movements on convertible and SAFE notes issued prior to our IPO and a reduction in interest expense on mining hardware financing as a result of the deconsolidation of Non-Recourse SPV 2 and Non-Recourse SPV 3.

Interest income

Interest income for the years ended June 30, 2023 and 2022 was $924 thousand and $79 thousand, respectively. The increase was primarily related to interest income earned on cash and cash equivalents.

Foreign exchange gains/(loss)

Foreign exchange gains/(loss) for the years ended June 30, 2023 and 2022 was a loss of $0.2 million and a gain of $8 million, respectively. The increase was primarily relating to foreign exchange movements in the translation of assets and liabilities held in currencies other than the functional currency of the company holding the asset or liability. We use the U.S. dollar as our presentation currency; however, the companies in the Group use the Australian dollar, Canadian dollar, or the U.S. dollar as their functional currencies.

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

Income tax expense

Income tax expense for the years ended June 30, 2023 and 2022 was an expense of $2.4 million and $2.7 million, respectively.  The decrease was primarily relating to the movement in the deferred tax expense in respect of unrealized foreign exchange gains and accelerated tax depreciation versus book basis of capital assets.

Loss after income tax expense for the period

The loss after income tax expense for the years ended June 30, 2023 and 2022 was $171.9 million and $419.8 million, respectively. The decreased loss is primarily attributable to the decrease in finance expense as the year ended June 30, 2022 included a loss on embedded derivatives held at fair value of $390.7 million and a $26.7 million interest expense on hybrid financial instrument.

B.	Liquidity and Capital Resources

Prior to our IPO, we primarily relied on private financings to fund our operations, meet ongoing working capital needs, and execute on our business plan’s initial stages. For example, in fiscal year 2021, we made the following financings: (i) on October 28, 2020, we issued SAFE instruments at a conversion price of $2.57 (A$3.50) per Ordinary share; (ii) on January 5, 2021, we issued convertible notes at a conversion price of $2.57 (A$3.50) per Ordinary share; (iii) on April 1, 2021 we issued convertible notes at a conversion price of $8.63 (A$11.75) per Ordinary share; and iv) on October 8, 2021 we issued convertible notes at a conversion price of  $21.00 per Ordinary share. These SAFE instruments and convertible notes were converted into 1,192,934 Ordinary shares, 8,067,517 Ordinary shares, 10,130,879 Ordinary shares and 5,443,778 Ordinary shares, respectively, upon consummation of the IPO on November 16, 2021.

On November 19, 2021, we consummated our IPO in which we issued 8,269,231 Ordinary shares for net proceeds of $215,330,775.

On September 23, 2022, we entered into an Ordinary shares purchase agreement (the “Purchase Agreement”) and a registration rights agreement (the “Registration Rights Agreement”) with B. Riley Principal Capital II, LLC (“B. Riley”). Pursuant to the Purchase Agreement, we have the right to sell to B. Riley up to $100.0 million of our Ordinary shares, subject to certain limitations and conditions set forth in the Purchase Agreement, from time to time during the term of the Purchase Agreement ending on September 23, 2024, unless earlier terminated. Sales of our Ordinary shares pursuant to the Purchase Agreement, and the timing of any sales, are solely at our option, and we are under no obligation to sell any securities to B. Riley under the Purchase Agreement. A resale registration statement relating to shares sold to B. Riley under the Purchase Agreement was subsequently declared effective by the SEC on January 26, 2023. As of June 30, 2023, we had sold 11,843,169 Ordinary shares under the Purchase Agreement (of which 388,845 were settled and issued post June 30, 2023) for aggregate gross proceeds of approximately $43.4 million (net proceeds of $42.1 million), and we have the right to sell up to approximately $56.6 million of additional Ordinary shares remaining under the Purchase Agreement. The total number of Ordinary shares outstanding as of August 31, 2023 is 67,090,371.

We continue to monitor funding markets for opportunities to raise additional debt, equity or equity-linked capital to fund further capital or liquidity needs, and growth plans.

Hardware Purchase Contracts

We previously entered into three binding hardware purchase agreements with Bitmain Technologies Limited (“Bitmain”) to acquire new generation Bitcoin miners, Antminer S19j and Antminer S19j Pro. As of June 30, 2023, we operate approximately 5.6 EH/s of Bitcoin miners across our sites. There are no remaining commitments under these agreements and all miners have since been delivered and installed, or on-sold to third parties.

In August 2023, we entered into a purchase agreement for 248 NVIDIA H100 GPUs for a total purchase price of approximately $10 million, which are expected to be delivered in the coming months.

Equipment Financing Agreements

We previously entered into three limited recourse equipment financing Facilities through three Non-Recourse SPVs, pursuant to which certain lending entities of NYDIG agreed to finance part of the purchase price of various miners that had been, or were scheduled to be, delivered to certain subsidiaries of the Company.  Each Facility was non-recourse to any other Group entities, including the Company and, as a result, the lender to each Non-Recourse SPV had no recourse to, and no cross-collateralization with respect to, assets of the Company or any of its other subsidiaries pursuant to the terms of such Facilities.  As of June 30, 2022, the aggregate amount drawn under such facilities was $109.4 million.

In December 2022, Non-Recourse SPV 1 repaid in full one such Facility pursuant to which approximately $1.3 million of borrowings and fees were outstanding.  The remaining two Facilities, pursuant to which $35.0 million and $77.2 million of borrowings were outstanding as of December 31, 2022, respectively, were not repaid by the relevant Non-Recourse SPVs. Subsequently the lenders to such Non-Recourse SPVs commenced steps to enforce the indebtedness and their asserted rights in the collateral securing such limited recourse facilities (including the approximately 3.6 EH/s of miners securing such facilities and other assets of such Non-Recourse SPVs), and appointed PricewaterhouseCoopers Inc. as Receiver in respect of the assets, undertakings and property of both Non-Recourse SPVs on February 3, 2023.

In connection with the loans, we issued approximately $2.6 million aggregate principal amount of convertible notes to a related entity of the financier, which converted to 187,438 Ordinary shares on November 16, 2021 in connection with our IPO.

See “Risk Factors – Risks Related to Our Business – Certain of our limited recourse wholly-owned subsidiaries have defaulted on equipment financing agreements and are subject to bankruptcy proceedings and legal action by the lender, and we may be exposed to claims in connection with such proceedings” for a discussion of the risks associated with the defaults under the equipment financing facilities.

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

For the year ended 30 June 2023, the Group incurred a loss after tax of $171.9 million (2022: $419.8 million) and net operating cash inflows of $6.0 million (2022: $21.6 million). As at 30 June 2023, the Group had net current assets of $65.2 million (2022: net current assets of $75.1 million) and net assets of $305.4 million (2022: net assets of $437.4 million).

As further background, the Group's miners are designed specifically to mine Bitcoin and its future success will depend in a large part upon the value of Bitcoin, and any sustained decline in its value could adversely affect the business and results of operations. Specifically, the revenues from Bitcoin mining operations are predominantly based upon two factors: (i) the number of Bitcoin rewards that are successfully mined and (ii) the value of Bitcoin. A decline in the market price of Bitcoin, increases in the difficulty of Bitcoin mining, changes in the regulatory environment, the halving event expected in the fourth fiscal quarter of fiscal year 2024 and/or adverse changes in other inherent risks would significantly negatively impact the Group’s operations. Due to the volatility of the Bitcoin price and the effects of the other aforementioned factors, there can be no guarantee that future mining operations will be profitable.

The strategy to mitigate these risks and uncertainties is to try execute a business plan aimed at operational efficiency, revenue growth, improving overall mining profit, managing operating expenses and working capital requirements, maintaining potential capital expenditure optionality, and securing additional financing, as needed, through one or more debt and/or equity capital raisings.

The continuing viability of the Group and its ability to continue as a going concern and meet its debts and commitments as they fall due are therefore significantly dependent upon several factors. These factors have been considered in preparing a cash flow forecast over the next 12 months to consider the going concern of the Group. The key assumptions include:
•	A base case scenario assuming recent Bitcoin prices and global hashrate, with a reduction in global hashrate following the halving event in the fourth fiscal quarter of fiscal year 2024;
•	Four operational sites with installed nameplate capacity of 180MW; 30MW Canal Flats (BC, Canada), 80MW Mackenzie (BC, Canada), 50MW Prince George (BC, Canada), and 20MW Childress (Texas, USA); and
•	Continued development and expansion of the site at Childress, Texas.

The key assumptions have been stress tested using a range of Bitcoin price and global hashrate scenarios including with respect to the halving event expected in the fourth fiscal quarter of fiscal year 2024. The Group aims to maintain a degree of flexibility in both operating and capital expenditure cashflow management where it practicably makes sense, including ongoing internal cashflow monitoring and projection analysis performed to identify potential liquidity risks arising and to try to respond accordingly.

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

Off-Balance Sheet Arrangements

During the years ended June 30, 2023, 2022 and 2021, we did not have any material off-balance sheet arrangements.

Historical Cash Flows

The following table sets forth a summary of our historical cash flows for the years ended June 30, 2023, 2022 and 2021 presented. For a comparative discussion and analysis related to the historical cash flows for fiscal year 2021 compared to 2020, refer to “Item 5. Operating Results and Prospects—Liquidity and Capital Resources—Historical Cash Flows” in our Annual Report on Form 20-F for the fiscal year ended June 30, 2022, filed on September 13, 2022, with the SEC and available at www.sec.gov.

	Year Ended June 30,

	2023	2022	2021 restated
	($ thousands)	($ thousands)	($ thousands)
Net cash from/(used) in operating activities	6,045	21,557	1,761
Net cash used in investing activities	(71,467)	(318,115)	(81,363)
Net cash from financing activities	28,240	372,038	118,025
Net cash and cash equivalents increase/(decrease)	(37,182)	75,480	38,423
Cash and cash equivalents at the beginning of the period	109,970	38,990	1,956
Effects of exchange rate changes on cash and cash equivalents	(3,894)	(4,500)	(1,389)
Net cash and cash equivalents at the end of the period	$68,894	$109,970	$38,990

Operating activities

Net cash from/(used in) operating activities was a net cash inflow of $6.0 million for the year ended June 30, 2023, compared to a net cash inflow of $21.6 million for the year ended June 30, 2022. For the year ended June 30, 2023, there was a decrease in the net cash operating inflows due to an increase in operational payments including payments to electricity providers, suppliers and employees.

Investing activities

Net cash used in investing activities was a cash outflow of $71.5 million for the year ended June 30, 2023, compared to a cash outflow of $318.1 million for the year ended June 30, 2022. For the year ended June 30, 2023, the net cash used in investing activities primarily consisted of payments for property, plant and equipment. In the year ended June 30, 2022 it consisted of prepayments of mining hardware that had yet to be delivered, payments for infrastructure and mining hardware in operation and a security deposit in relation to an electricity connection agreement at our site in Childress, Texas.

Financing activities

Net cash from financing activities was a net cash inflow of $28.2 million for the year ended June 30, 2023, compared to a cash inflow of $372.0 million for the year ended June 30, 2022. For the year ended June 30, 2023, the net cash flows from financing activities primarily consisted of proceeds from our committed equity facility.

Contractual Obligations

The following table summarizes our contractual obligations as of June 30, 2023, and the years which these obligations are due:

	1 year or less	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total
	($ thousands)
Non-interest bearing
Trade and other payables	13,541	-	-	-	13,541
Lease liability	335	326	446	2,270	3,377
Total	$13,876	$326	$446	$2,270	$16,918

As at 30 June 2023, the Group had commitments of $7.5 million (30 June 2022: $346.6 million) which are payable within the year ended 30 June 2024. These commitments include committed capital expenditure on infrastructure related to site development. The reduction in total commitments is primarily due to a reduction in commitments related to the hardware purchase agreements previously entered into by the Company.

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

We are building proprietary data centers that continue to be refined through research and development efforts to further optimize the operational environment and efficiencies, including targeting stable performance during high and low temperature periods, as well as the life of our hardware.

One recent focus area has been on implementing power cost optimization initiatives at our Childress site in Texas, which enable the transition between Bitcoin mining and energy trading to optimize profitability.

Our growth strategies include exploring the potential diversification of our revenue streams into new markets. In particular, as previously announced in June 2023, we have revitalized our HPC strategy. We believe we may be able to leverage our existing infrastructure and expertise to expand into potentially offering HPC solutions and target a broad range of industries and applications, such as AI/ML, scientific research and rendering.

Design, research and development have not been significant components of our business, however such activities may become more significant in the future.

D.	Trend Information

Please refer to our disclosure set forth under “Item 3. Key Information⸺D. Risk Factors,” “Item 4. Information on the Company” and elsewhere in this “Item 5. Operating and Financial Review and Prospects” for information regarding the material risks, business developments, strategies, and operations that are most likely to affect our business and results of operations through 2024.

E.	Critical Accounting Estimates

Share-based payment transactions

We measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by using the Black-Scholes-Merton option-pricing model and Monte-Carlo simulations which take into account the terms and conditions upon which the instruments were granted. Management has exercised its best judgements in determining the key inputs for the valuation models used which includes volatility, grant-date share price, expected term and the risk-free rate. See Note 31 to our audited financial statements for the year ended June 30, 2023 for the key assumptions.

Estimation of useful lives of assets

We determine the estimated useful lives and related depreciation charges for its property, plant and equipment. The useful lives could change significantly as a result of technical innovations or some other event. The depreciation charge will increase where the useful lives are less than previously estimated lives, or technically obsolete or non-strategic assets that have been abandoned or sold will be written off or written down.

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

Impairment of non-financial assets other than goodwill

We assess impairment of non-financial assets other than goodwill at each reporting date by evaluating conditions specific to the Group and to the particular asset that may lead to impairment. If an impairment trigger exists, the recoverable amount of the asset is determined. This involves assessing the value of the asset at “Fair Value Less Costs of Disposal” or using “Value In Use” models which incorporate a number of key estimates and assumptions. No triggers existed at the reporting date which suggested any additional impairment of assets was necessary.

Going concern

The assessment of going concern requires management to make judgements based on projections of the operating cash flows generated by the Group, which is subject to a number of key assumptions. The Group has determined there is material uncertainty that may cast significant doubt on the Group’s ability to continue as a going concern but has concluded it is appropriate to prepare the consolidated financial statements on a going concern basis. Refer to the Financial Statements Going Concern section within Note 2 to our audited financial statements for the year ended June 30, 2023 for further information

Provisions

Provisions are recorded for present obligations arising from past events where settlement is expected to result in an outflow of resources. The Group has recorded provisions for sales tax at the best estimate of expenditure required to settle the obligation. Management makes assessments of provisions based on the expectations of probability of outcome and expectations of settlement which is inherently subject to uncertainty.

Functional currency determination

The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of functional currency is conducted through an analysis of the consideration factors identified in IAS 21 “The Effects of Changes in Foreign Exchange Rates” and may involve certain judgements to determine the primary economic environment. The Company reconsiders the functional currency of its entities if there is a change in events and conditions which determine the primary economic environment. Significant changes to those underlying factors could cause a change to the functional currency.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table provides information regarding our executive officers and board of directors as of June 30, 2023.

Name	Age	Position
Executive Officers
Daniel Roberts	39	Co-Chief Executive Officer and Director
William Roberts	33	Co-Chief Executive Officer and Director
Lindsay Ward*	59	President
Cesilia Kim	48	Chief Legal Officer
David Shaw	56	Chief Operating Officer
Belinda Nucifora	50	Chief Financial Officer

Independent Non-Executive Directors
David Bartholomew	62	Chair
Christopher Guzowski	38	Director
Michael Alfred	42	Director
Sunita Parasuraman**	50	Director

* On January 25, 2023, the Company announced the retirement of its President, Lindsay Ward. Having supported the Company’s first phase of growth post listing, Lindsay retired from his role with the Company as part of his career transition to non-executive director roles. Lindsay remained with the Company until June 30, 2023.

** On July 18, 2023, the Company announced the appointment of Sunita Parasuraman to its board of directors.

Executive Officers

Daniel Roberts is a co-founder, Co-Chief Executive Officer and director of Iris Energy. Mr. Roberts has over 20 years’ experience in the finance, infrastructure and renewables industries. Prior to Iris Energy, Mr. Roberts was an Executive Director of, and the second largest individual shareholder in, Palisade Investment Partners, an infrastructure funds management business based in Sydney. Prior to Palisade Investment Partners, Mr. Roberts worked at Macquarie Group and PricewaterhouseCoopers in London and Sydney, respectively. Mr. Roberts currently serves on the board of JOLT, a Blackrock-backed electrical vehicle charging business where he is also the second largest individual shareholder. Mr. Roberts has previously served as a board member of various entities involved in airports, ports, gas pipelines, bulk liquid storage businesses, waste treatment facilities and wind and solar farms, including Granville Harbour Wind Farm, Ross River Solar Farm, Northern Territory Airports, Sunshine Coast Airport, ANZ Terminals Pty Ltd and Tasmanian Gas Pipeline. Mr. Roberts holds a Bachelor of Business from University of Technology Sydney and a Master of Finance (Dean’s List) from INSEAD Business School. Mr. Roberts is the brother of William Roberts, who also serves as a Co-Chief Executive Officer of Iris Energy.

William Roberts is a co-founder, Co-Chief Executive Officer and director of Iris Energy. Mr. Roberts has over 12 years’ experience in finance, real assets and commodities markets, including debt financing and principal investment across resources mining projects, as well as managing foreign exchange and commodity price risks. Prior to Iris Energy, Mr. Roberts worked across accounting and banking, resources, commodities and real assets at Macquarie Group, Westpac and Brookfield Multiplex. At Macquarie Group, he co-founded the newly established Digital Assets team. Mr. Roberts holds a Bachelor of Business (Distinction) from the University of Technology Sydney. Mr. Roberts is the brother of Daniel Roberts, who also serves as a Co-Chief Executive Officer of Iris Energy.

Lindsay Ward joined Iris Energy as President in October 2021. On January 25, 2023, the Company announced the retirement of Mr. Ward. Having supported Iris Energy’s first phase of growth post-listing, Mr. Ward is retiring as part of his transition away from a full-time executive career to pursue additional non-executive director opportunities. Mr. Ward has over 35 years’ operational experience in front-line senior business leadership positions as Chief Executive Officer, Managing Director and General Manager in the infrastructure, industrial, energy and resources industries. He also has extensive public and private non-executive director experience and has a strong track record in delivering the highest standards of safety, ESG, operational, cultural, engineering and financial performance in a broad range of industries including renewables, power generation, rail haulage, gas transmission, ports, waste management, logistics, mining, exploration and mineral processing. Mr. Ward currently serves on the board of Qube, and he previously served on the boards of Whitehaven Coal, Metro Mining, and Dart Mining, where he served as Chief Executive Officer from 2011 to 2014. Mr. Ward holds a Bachelor of Applied Science (First Class Honours and Institute Medal) from the University of Technology Sydney, a Graduate Diploma of Business Management from Edith Cowan University and is a Fellow of the Australian Institute of Company Directors.

Cesilia Kim has been the Chief Legal Officer of Iris Energy since January 2023. Ms. Kim is a senior executive and lawyer with over 20 years’ experience across renewable energy, water, infrastructure, corporate governance and M&A. Ms. Kim has a strong track record in corporate strategy, major project development and approvals, policy, regulatory reform, governance and risk management. Ms. Kim was most recently Snowy Hydro Limited's Group Executive - External Affairs, Procurement and Legal with a broad commercial and multi-disciplinary remit, including procurement, corporate affairs, regulatory strategy and legal. Prior to this, Ms. Kim was in private practice at Allens Linklaters.  Ms. Kim holds a Bachelor of Commerce degree and a Bachelor of Laws (Honors) degree from the University of Sydney, Australia, and is a member of the Australian Institute of Company Directors.

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

Independent Non-Executive Directors

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

Christopher Guzowski has served on Iris Energy’s board of directors since December 2019. Mr. Guzowski has over 15 years’ international experience in renewable energy project development across Europe and Australia. Mr. Guzowski founded Baltic Wind, developing large scale wind farm projects in Europe from greenfield to operations. He also founded Mithra Energy, developing 10+ solar PV projects in Poland since 2012. Mr. Guzowski was the Project Development Director and commercial development partner of Photon Energy, with a major solar PV pipeline under development in Australia. Mr. Guzowski was the Founding Director of ADCCA - Australian Digital Currency Commerce Association and was a founder of ABA Technology in 2014 (Australian blockchain technology). Mr. Guzowski holds a Bachelor of Business from University of Technology Sydney and an MBA in Energy Management from Vienna University of Economics and Business.

Michael Alfred has served on Iris Energy’s board of directors since October 2021. Mr. Alfred is a private investor, advisor, and board member. Previously, he served as the Chief Executive Officer of Digital Assets Data, Inc., a financial technology and data company building enterprise-grade software and data feeds for the digital asset ecosystem, from when he co-founded the company in January 2018 through its sale to New York Digital Investment Group LLC in November 2020. Mr. Alfred has served as an Advisor to the Chief Executive Officer of Amenify, a real estate technology company, since July 2020. From October 2016 to January 2018, Mr. Alfred was a Managing Director and member of the five-person executive committee for Strategic Insight, Inc., a provider of data and software to the global asset management industry, which was acquired by Institutional Shareholder Services (ISS) in 2019. Prior to that, Mr. Alfred served as the Chief Executive Officer of BrightScope, Inc., a financial information company providing 401k analyses and tools for retirement plan participants, sponsors and advisors, from February 2008 until it was acquired by Strategic Insight, Inc. in October 2016. Prior to co-founding BrightScope, Inc., Mr. Alfred served as Co-Founder and Portfolio Manager of Alfred Capital Management, LLC, a registered investment advisor serving high net worth individuals. Mr. Alfred also serves as a principal investor in a variety of industries including technology and consumer products. Mr. Alfred has served on the Board of Directors of Crestone Group, LLC, a national artisan bakery, since March 2015; HOHM, Inc., a custom-engineered sleeping pod creator, since December 2017; and Eaglebrook Advisors, a tech-driven digital asset management platform for financial advisors and their clients, since September 2019. Mr. Alfred received a Bachelor of Arts degree in History from Stanford University.

Sunita Parasuraman has served on Iris Energy’s board of directors since July 2023. During her career as a senior technology executive, Ms. Parasuraman has built and scaled world-class teams at Meta (Facebook), VMware, Genentech, and Apple. Ms. Parasuraman most recently served as the Head of Investments, New Product Experimentation at Meta (Facebook) and, prior to that, served as Facebook’s Global Head of Treasury and Head of Treasury for Facebook’s blockchain initiative (Libra). Ms. Parasuraman currently serves on the Board of Baldwin Risk Partners (NASDAQ: BRP), a leading publicly-traded insurance distribution company, where she is a member of its Audit and Cyber Risk Committees. She also serves on the Board of the IIT Bombay Heritage Foundation as well as its Finance, Governance & Nomination Committees. Ms. Parasuraman holds a Bachelor's degree in Engineering from the Indian Institute of Technology (IIT), Bombay, a Master’s degree in Engineering from the University of Pennsylvania and an MBA from the University of California, Berkeley’s Haas School of Business.

B.	Compensation

Overview

Our remuneration philosophy is to align director and senior management objectives with shareholder and business objectives by providing a fixed remuneration component and typically offering short-term and long-term incentives based on individual and Company performance and tenure at the Company. Our board believes the remuneration philosophy to be appropriate and effective in its ability to attract and retain the best executives and directors to run and manage the consolidated entity, as well as create goal congruence between directors, executives and shareholders. Our board is responsible for determining the appropriate remuneration package for our executive officers and independent non-executive directors and may be advised by independent executive compensation specialist advice.

Our executive officers in Australia receive a superannuation guarantee contribution required under Australian law and do not receive any other retirement benefits.

Remuneration of Executive Officers

For the fiscal year ended June 30, 2023, the aggregate cash remuneration paid to our executive officers was $7,758,756 comprising $7,696,698 in cash and $62,058 in post-employment superannuation and other similar payments.

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

We also provide long-term incentives, which until recently were issued as loan funded shares and option grants, and starting recently have been issued as restricted share units, to align our executive officers with the creation of shareholder wealth. Details of the option and RSU grants are provided further below.

Remuneration of Independent Non-Executive Directors

For the fiscal year ended June 30, 2023, the aggregate remuneration paid to our independent non-executive directors was $275,396 comprising $270,624 in cash and $4,772 in post-employment superannuation.

We also provide long-term incentives to align our non-executive directors with the creation of shareholder wealth. Details of the option and RSU grants are provided further below.

$75 Exercise Price Options

On September 14, 2021, our shareholders approved the grant of 2,400,000 long-term options each to Daniel Roberts and William Roberts to acquire Ordinary shares at an exercise price of $75 per option (“$75 Exercise Price Options”).

The $75 Exercise Price Options will vest in four tranches, if the relevant Ordinary share price is equal to or exceeds the corresponding vesting threshold and the executive director has not voluntarily resigned as a director of the Company. The initial vesting thresholds are, the VWAP of an Ordinary share over the immediately preceding 20 trading days being equal to or exceeding (i) $370; (ii) $650; (iii) $925; and (iv) $1,850, following which 600,000 of the $75 Exercise Price Options will vest in respect of each threshold.

The VWAP vesting thresholds may also be triggered by a sale or takeover of the Company based upon the price per Ordinary share received in such transaction. The option holder is entitled to receive in its capacity as a holder of the options, a Distribution paid by the Company per Ordinary share as if the vested options were exercised and Ordinary shares issued to the option holder at the relevant time of such Distribution. The options are subject to customary adjustments to reflect any reorganization of the Company's capital, as well as adjustments to vesting thresholds including any future issuance of Ordinary shares by the Company. None of the $75 Exercise Price Options have vested.

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

Daniel Roberts

Daniel Roberts is a co-founder and Co-Chief Executive Officer of Iris Energy and commenced with Iris Energy on November 6, 2018. Daniel Roberts also serves as an Executive Director. Daniel Roberts is entitled to receive an annual base salary of $616,799 as approved by the Board in June 2023 plus other standard employment benefits given to employees in Australia (such as annual leave, long service leave, personal/carers, compassionate leave plus statutory superannuation contributions).

William Roberts

William Roberts is a co-founder and Co-Chief Executive Officer of Iris Energy and commenced with Iris Energy on November 6, 2018. William Roberts also serves as an Executive Director. William Roberts is entitled to receive an annual base salary of $616,799 as approved by the Board in June 2023 plus other standard employment benefits given to employees in Australia (such as annual leave, long service leave, personal/carers, compassionate leave plus statutory superannuation contributions).

Cesilia Kim

Cesilia Kim has been the Chief Legal Officer of Iris Energy since January 01, 2023. Cesilia Kim is entitled to receive an annual base salary of $376,214 plus other standard employment benefits given to employees in Australia (such as annual leave, long service leave, personal/carers, compassionate leave plus statutory superannuation contributions). Cesilia Kim is also eligible to participate in Company bonus plans, option plans, share plans or other incentive plans if they are approved by our board.

David Shaw

David Shaw is Chief Operating Officer of Iris Energy, based in Vancouver. David Shaw commenced with the company in its head office in Australia on October 11, 2021 and relocated to Canada in January 2022. David Shaw is entitled to receive an annual base salary of $354,042 as at July 1, 2023 as approved by the Board plus other standard employment benefits given to employees in Canada (such as annual leave, long service leave, personal/carers, compassionate leave plus statutory superannuation contributions). David Shaw is also eligible to participate in Company bonus plans, option plans, share plans or other incentive plans if they are approved by our board.

Belinda Nucifora

Belinda Nucifora is Chief Financial Officer of Iris Energy and commenced with Iris Energy on May 16, 2022. Belinda Nucifora is entitled to receive an annual base salary of $292,652 plus other standard employment benefits given to employees in Australia (such as annual leave, long service leave, personal/carers, compassionate leave plus statutory superannuation contributions). Belinda Nucifora is also eligible to participate in Company bonus plans, option plans, share plans or other incentive plans if they are approved by our board.

Summary of Remuneration of Directors and Executive Officers

During the fiscal year ended June 30, 2023, the Board engaged an independent executive compensation specialist to assess the appropriateness of executive and independent non-executive director compensation since our IPO. This analysis included a comparison against a peer group of publicly traded companies and concluded that, among other things, our Co-CEOs’ remuneration has been significantly below peer benchmarks and as such, recommended that our Co-CEO remuneration be aligned to market.

Details of the remuneration received by our executive officers for the fiscal year ended June 30, 2023 are set forth below.

	Salary/Fees	Post- employment Superannuation	Short- term incentive	Additional Remuneration		RSUs(3)	Pre-IPO Options(3)		Total
Executive Officers
Daniel Roberts	$513,158	$16,936	$529,229	$1,913,554	(1)	$299,023	-		$3,271,900
William Roberts	$513,158	$16,936	$529,229	$1,913,554	(1)	$299,023	-		$3,271,900
Cesilia Kim	$159,839	$8,456	$147,220	-		$25,606	-		$341,121
David Shaw	$296,021	$2,795	$292,885	-		$79,879	$44,376	(2)	$715,956
Belinda Nucifora	$260,945	$16,936	$255,912	-		$77,554	-		$611,347
Lindsay Ward	$371,996	-	-	-		$575,853	$(136,484	)(2)	$811,365

(1)
Additional remuneration was approved by the Board based on recommendations from an independent executive compensation specialist engaged to assess the appropriateness of executive and independent non-executive director compensation since our IPO. This analysis included a comparison against a peer group of publicly traded companies and concluded that, among other things, our Co-CEOs’ remuneration has been significantly below peer benchmarks and as such, recommended that our Co-CEO remuneration be aligned to market.

(2)
Relates to options granted Pre-IPO in calendar 2021 and the associated amortization for the fiscal year ended June 30, 2023. All options granted to Lindsay Ward lapsed on retirement from the Company during the fiscal year ended June 30, 2023, with associated amortization reversed accordingly.

(3)
For further detail in relation to share-based payments and key management personnel disclosures (including fair value measurement of outstanding options and RSUs, refer to Notes 31 and 33 to our audited financial statements for the year ended June 30, 2023 included in this Annual Report on Form 20-F.

Details of the remuneration received by our directors for the fiscal year ended June 30, 2023 are set forth below.

	Salary/Fees	Post- employment Superannuation	Short- term incentive	Additional Remuneration	RSUs(3)	Pre-IPO Options(3)		Total
Directors
Daniel Roberts	-	-	-	-	-	$5,914,723	(1)	$5,914,723
William Roberts	-	-	-	-	-	$5,914,723	(1)	$5,914,723
David Bartholomew	$95,667	$4,772	-	-	$26,528	$314,555	(2)	$441,522
Christopher Guzowski	$69,957	-	-	-	$26,528	$314,549	(2)	$411,034
Michael Alfred	$105,000	-	-	-	$41,186	$87,868	(2)	$234,054
Sunita Parasuraman	-	-	-	-	-	-		-

(1)
Relates to the $75 Exercise Price Options granted to Daniel Roberts and Will Roberts in their capacity as directors, and associated amortization for the fiscal year ended June 30, 2023 (the Company’s share price as of June 30, 2023 was $4.66).

(2)	Relates to options granted Pre-IPO in calendar 2021 and the associated amortization for the fiscal year ended June 30, 2023.

(3)
For further detail in relation to share-based payments and key management personnel disclosures (including fair value measurement of outstanding options and RSUs, refer to Notes 31 and 33 to our audited financial statements for the year ended June 30, 2023 included in this Annual Report on Form 20-F.

Incentive Plans

Employee Share Plan

Our board adopted the Employee Share Plan (the “Share Plan”) on July 1, 2020 and our shareholders approved the Share Plan on November 4, 2020.

Issuance of Shares

The Share Plan provides for the issuance of Ordinary shares to eligible persons selected by our board to participate in the Share Plan, subject to such individual accepting the Company’s offer to participate in the Share Plan and delivering a duly completed application deed for the purchase of Ordinary shares together with the total purchase price of such shares to the Company (to be funded in whole or in part by a limited recourse loan from the Company to the eligible person). Ordinary shares already issued under the Share Plan on such date will remain subject to the terms and conditions of the Share Plan. No additional grants are expected to be made by the Company under the Employee Share Plan.

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

Employee Option Plan

Our board adopted the Employee Option Plan on July 28, 2021.

Issuance of Options

The Employee Option Plan provides for the issuance of options to acquire Ordinary shares to eligible persons selected by our board to participate in the Employee Option Plan, subject to such individual accepting the Company’s offer to participate in the Employee Option Plan and delivering a duly completed application deed to apply for the options to the Company. No additional grants are expected to be made by the Company under the Employee Option Plan.

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

Non-Executive Director Option Plan

The Board approved a Non-Executive Director Option Plan (“NED Option Plan”) on 28 July 2021. The terms of the NED Option Plan are substantially similar to the Employee Option Plan. Vesting of instruments granted under the NED Option Plan is dependent on specific service thresholds being met by the Non-Executive Director, as well as compliance with other terms and conditions of the NED Option Plan. Where an option holder ceases to be a Director of the Company within the vesting period, the options granted to that Director will vest on a pro-rata basis of the associated service period. The Board retains the absolute discretion to cancel any remaining unvested options held by the option holder. No additional grants are expected to be made by the Company under the Non-Executive Director Plan.

2022 Long-Term Incentive Plan Restricted Stock Units

On July 1, 2022 our Board approved a long-term incentive plan under which participating employees have been RSUs in two equal tranches after three and four years of continued service, including a portion the vesting of which is also subject to the achievement of specified performance goals over this time period. RSUs issued under this long-term incentive plan are subject to other terms and conditions contained in the plan.

4,000 RSUs were granted to Michael Alfred which will vest subject to a sole service condition of remaining as a non-executive director of the Company until 15 December 2022. In addition to and as part of this program, Daniel Roberts and William Roberts each received a CEO grant of 534,853 RSUs that will vest in part in two equal tranches after three and four years of continued service and in part based upon achievement of a “Share Price Test” being that the last reported closing price of the ordinary shares on the exchange on which the shares are listed is at least equal to the IPO price of $28 per share for any 10 Trading Days out of any 15 consecutive full Trading Days. Daniel Roberts and William Roberts also received a CEO grant of 713,166 RSUs each, which have time-based vesting conditions and will vest in three equal tranches on 1 July 2024, 1 July 2025 and 1 July 2026.

RSUs issued under this long-term incentive plan are subject to other terms and conditions contained in the plan.

2023 Long-Term Incentive Plan Restricted Stock Units

On June 28, 2023 our Board approved a new long-term incentive plan under which participating employees and directors have been granted RSUs in three equal tranches to vest annually over three years of continued service, including a portion of which the vesting are also subject to the achievement of a total shareholder return test at the end of the specified three year vesting period. RSUs issued under this long-term incentive plan are subject to other terms and conditions contained in the plan. On July 1, 2023, independent non-executive directors, each Co-CEO and employees were granted 101,395 RSUs, 1,072,367 RSUs and 964,552 RSUs respectively, as part of this plan.

C.	Board Practices

Board Composition

On July 18, 2023, the Company announced the appointment of Sunita Parasuraman to its board of directors.

As of August 31, 2023, our board consisted of six directors, four of whom are independent non-executive directors. David Bartholomew is the Chair of our board.

As a foreign private issuer, under the listing requirements and rules of Nasdaq, we are not required to have a majority of independent directors on our board of directors, except that our audit committee is required to consist fully of independent directors, subject to certain phase-in schedules. Our board of directors has determined that David Bartholomew, Christopher Guzowski, Michael Alfred and Sunita Parasuraman do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of director and that each of these directors is “independent” as that term is defined under Nasdaq rules.

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

Name	Position	Year First Appointed
David Bartholomew	Non-executive Director and Independent Chair	2021
Mike Alfred	Independent non-executive Director	2021
Chris Guzowski	Independent non-executive Director	2019
Sunita Parasuraman	Independent non-executive Director	2023
Daniel Roberts	Director and Co-CEO	2018
William Roberts	Director and Co-CEO	2018

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

Board Committees

Our board directs the management of our business and affairs as provided by Australian law and conducts its business through meetings of the board and the Audit and Risk Committee. In addition, from time to time, other committees may be established under the direction of the board when necessary or advisable to address specific issues. The Audit and Risk Committee operates under a charter that was initially approved by our board on November 13, 2021, and subsequently updated and adopted on February 15, 2023. A copy of this charter is available on our website.

Audit and Risk Committee

As of June 30, 2023, the Audit and Risk Committee consisted of Christopher Guzowski (Chair), David Bartholomew and Michael Alfred. Sunita Parasuraman was appointed as an independent non-executive member of our board and as the Chair of the Audit and Risk Committee on July 17, 2023, following which the Audit and Risk Committee consists of Sunita Parasuraman (Chair), David Bartholomew, Chris Guzowski and Michael Alfred. The Audit and Risk Committee is responsible for, among its other duties and responsibilities, assisting the board in overseeing: our accounting and financial reporting processes and other internal control processes, the audits and integrity of our financial statements, our compliance with legal and regulatory requirements, risk management systems, the qualifications, performance and independence of our independent registered public accounting firm.

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

Our board has determined that all members of our Audit and Risk Committee meet the requirements for financial literacy under the applicable rules of the SEC and the Nasdaq corporate governance rules. Our board has determined that each of David Bartholomew and Sunita Parasuraman is an “audit committee financial expert” as such term is defined under the applicable regulations of the SEC and has the requisite accounting or related financial management expertise and financial sophistication under the applicable rules and regulations of the Nasdaq.

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

Board Diversity Matrix

Board Diversity Matrix (As of August 31, 2023)
Country of Principal Executive Offices:	Australia
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	6
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	5	⸺	⸺
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	2
LGBTQ+	⸺
Did Not Disclose Demographic Background	⸺

D.	Employees

We had 100, 102 and 39 employees as of June 30, 2023, 2022 and 2021, respectively. As of June 30, 2023, we employed 22 employees in a corporate head office capacity and 78 employees focused on developing our infrastructure and general operations and corporate support.

The following table describes the number of employees by geographic location as of June 30, 2023, 2022 and 2021:

	As of June 30,
Country	2023	2022	2021
Australia	18	21	11
Canada	69	79	28
USA	13	2	0
Total	100	102	39

E.	Share Ownership

The shares and any outstanding beneficial ownership of our directors and officers and/or entities affiliated with these individuals are disclosed in “Item 7. Major shareholders and Related Party Transactions—A. Major Shareholders.” See “—B. Compensation—Share Plans” for information on our share option long-term incentive programs.

F.	Disclosure of a Registrant's Action to Recover Erroneously Awarded Compensation

Pursuant to applicable SEC transition guidance, any disclosure required by Item 6.F will be applicable to the Company from the fiscal year ending June 30, 2024.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include Ordinary shares issuable upon the exercise of options that are immediately exercisable or exercisable within 60 days of August 1, 2023. Percentage ownership calculations are based on Ordinary shares outstanding as of August 31, 2023.

The following table sets forth information with respect to the beneficial ownership of our Ordinary shares as of August 31, 2023 for:

•	each person, or group of affiliated persons, known by us to beneficially own 5% or more of our outstanding Ordinary shares or B Class shares;

•	each of member of our board of directors and each named executive officer; and

•	the members of our board of directors and our executive officers as a group.

The percentage of Ordinary shares beneficially owned as of the date of this annual report is based on Ordinary shares outstanding as of August 31, 2023.

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

	Ordinary Shares		B Class Shares
Name	Number	Percentage of Ordinary Shares Beneficially Owned	Number	Percentage of B Class Shares Beneficially Owned	Percentage of Total Voting Power (1)(2)
Directors and Executive Officers:
Daniel Roberts (3)	6,000,000	8.7%	1	50.0%	36.9%
William Roberts (4)	6,000,000	8.7%	1	50.0%	36.9%
Lindsay Ward	12,070	*	-	-	*
Cesilia Kim	-	-	-	-	-
David Shaw	50	*	-	-	*
Belinda Nucifora	-	-	-	-	-
David Bartholomew	11,448	*	-	-	*
Christopher Guzowski (5)	230,423	*	-	-	*
Michael Alfred (6)	756,461	1.1%	-	-	*
Sunita Parasuraman	-	-	-	-	-
All executive officers and directors as a group	13,010,452	18.8%	2	100.0%	74.2%
Principal Shareholders:
Nil	-	-	-	-	-

*	Indicates less than 1%.

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

(3)
Includes 6,000,000 Ordinary shares, including 1,000,000 Ordinary shares assuming the exercise of underlying vested options issued Pre-IPO, and 1 B Class share held by Awassi Capital Holdings 2 Pty Ltd (ACN 629 819 978) (“Awassi Capital 2”) as trustee for The Awassi Capital Trust #2. Mr. Roberts is the sole shareholder of Awassi Capital 2 and manages its investments and has voting power over the Ordinary shares of the Company held by Awassi Capital 2.

(4)
Includes 6,000,000 Ordinary shares, including 1,000,000 Ordinary shares assuming the exercise of underlying vested options issued Pre-IPO, and 1 B Class share held by Awassi Capital Holdings 1 Pty Ltd (ACN 629 820 499) (“Awassi Capital 1”) as trustee for The Awassi Capital Trust #1. Mr. Roberts is the sole shareholder of Awassi Capital 1 and manages its investments and has voting power over the Ordinary shares of the Company held by Awassi Capital 1.

(5)
Includes 46,735 Ordinary shares held directly by Mr. Guzowski, 17,021 Ordinary shares assuming the exercise of underlying vested options issued pursuant to the Company’s Non-Executive Director Option Plan and 166,667 Ordinary shares that are held of record by Polpo Investments Pty Ltd (ACN 609 642 499) (“Polpo Investments”) as trustee for The Cage Family Trust. Mr. Guzowski is the sole shareholder of Polpo Investments and manages its investments and has voting power over the Ordinary shares of the Company held by Polpo Investments.

(6)
Includes 5,000 Ordinary shares held directly by Mr. Alfred, 1,000 Ordinary shares held in an IRA, 401(k) plan or other benefit or retirement plan and 750,461 Ordinary shares acquired by Alpine Fox LP, an entity associated with Mr. Alfred.

B.	Related Party Transactions

Other than compensation arrangements which are described under “Item 6. Directors, Senior Management and Employees—Remuneration” or as described below, since July 1, 2022 through the date of this annual report, we did not enter into any transactions with any related parties (as defined in the Corporations Act), being: (i) directors or their spouses, including close members of any such individual’s family; (ii) entities that directly or indirectly, through one or more intermediaries, control us; and (iii) entities controlled by, or acting in concert with, a related party referred to in (i) or (ii).

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

See “Item 4. Information on the Company—Legal Proceedings” in this annual report for more information on legal proceedings.

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

See “Item 9. The Offer and Listing⸺C. Markets.”

B.	Plan of Distribution

Not applicable.

C.	Markets

On November 19, 2021, we completed our IPO. Our Ordinary shares have been listed on the Nasdaq Global Select Market since November 17, 2021 under the symbol “IREN.”

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

Australia has largely abolished exchange controls on investment transactions. The Australian dollar is freely convertible into U.S. dollars. In addition, (other than as specified in "Item 10. Additional Information – E. Taxation" below and certain restrictions imposed under Australian law in relation to dealings with the assets of and transactions with, designated countries, entities and persons specified by the Australian Government Department of Foreign Affairs and Trade from time to time, including, persons connected with terrorism) there are currently no specific rules or limitations regarding the export from Australia of profits, dividends, capital, or similar funds belonging to foreign investors, except that certain payments to non-residents must be reported to the Australian Transaction Reports and Analysis Centre, which monitors such transactions.

The Foreign Acquisitions and Takeovers Act 1975

Under Australian law, foreign persons require the approval of the Australian Federal Treasurer to acquire more than a limited percentage of interests in an Australian company. These limitations are set forth in the Australian Foreign Acquisitions and Takeovers Act 1975 (Cth) and the Foreign Acquisitions and Takeovers Regulations 2015 (Cth) (together, the "FIRB Legislation").

Under the FIRB Legislation, in general terms, any foreign person (either alone or together with any one or more of its associates) is prohibited from acquiring 20% or more of the voting power (including potential voting power) or issued shares (including rights to, and other prescribed interests in, issued shares) in an Australian entity, whose total issued securities value or total asset value (whichever is higher) exceed A$310 million (or A$1,339 million for investors from free trade agreement countries, including the United States). All acquisitions of direct interests in Australian entities (generally comprising 10% or more of the voting power or issued shares) by foreign government investors, must be notified to the Australian Federal Treasurer in accordance with the FIRB Legislation.

If applicable thresholds are met, the Australian Federal Treasurer may prevent a proposed acquisition or impose conditions on such acquisition if satisfied that the acquisition would be contrary to the national interest. If a foreign person acquires shares or an interest in shares in an Australian company in contravention of the FIRB Legislation, the Australian Federal Treasurer may make a range of orders including an order the divestiture of such person’s shares or interest in shares in that Australian company.

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

As used herein, the term “U.S. Holder” means a person eligible for the benefits of the tax treaty between the United States and Australia (the "Treaty") that is, for U.S. federal income tax purposes, a beneficial owner of our Ordinary shares and is or is treated as:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia; or

•	an estate or trust whose income is subject to U.S. federal income taxation regardless of its source.

The tax treatment of a partner in an entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds our Ordinary shares generally will depend on such partner’s status and the partnership's activities. Accordingly, a U.S. Holder that is a partner in such a partnership should consult its tax adviser.

Treasury regulations that apply to taxable years beginning on or after December 28, 2021 (the “Foreign Tax Credit Regulations”) may in some circumstances prohibit a U.S. person from claiming a foreign tax credit with respect to certain non-U.S. taxes that are not creditable under applicable income tax treaties. The IRS recently released a notice which indicates that the Treasury Department and the IRS are considering amendments to the Foreign Tax Credit Regulations and provides temporary relief from certain of their provisions until December 31, 2023. The rules governing the calculation and timing of foreign tax credits and the deduction of foreign taxes are complex and depend upon a U.S. Holder's particular circumstances. Accordingly, U.S. investors that are not eligible for Treaty benefits should consult their tax advisers regarding the creditability or deductibility of any Australian taxes imposed on dividends on, or dispositions of, the Ordinary shares. This discussion does not apply to investors in this special situation.

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

Based on the current and anticipated composition of the income, assets, and operations of the Company and the expected price of our Ordinary shares, the Company does not expect to be treated as a PFIC for the current taxable year. However, whether the Company is treated as a PFIC is a factual determination made on an annual basis after the close of each taxable year. This determination will depend on, among other things, the ownership and the composition of the Company’s income and assets, as well as the relative value of the Company’s assets (which may fluctuate with the Company’s market capitalization), at the relevant time. Under circumstances where our cash is not deployed for active purposes, our risk of being a PFIC may increase. Fluctuations in the Company's market capitalization can also affect our PFIC status because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market capitalization from time to time (which has been, and may continue to be, volatile). In particular, there is a risk that we may be a PFIC in subsequent taxable years if there is a decline in the market capitalization and the value of our goodwill is determined by reference to our market capitalization. Moreover, the application of the PFIC rules to digital assets and transactions related thereto is subject to uncertainty. Among other things, the IRS has issued limited guidance on the treatment of income from mining digital assets. The IRS or a court may disagree with the Company’s determinations, including how the Company determines the value of the Company’s assets and the percentage of the Company’s assets that are passive assets under the PFIC rules. Therefore, there can be no assurance that the Company will not be classified as a PFIC for the current taxable year or for any future taxable year.

If the Company is considered a PFIC at any time that a U.S. Holder holds our Ordinary shares, any gain recognized by the U.S. Holder on a sale or other disposition of our Ordinary shares, as well as the amount of any “excess distribution” (defined below) received by the U.S. Holder, would be allocated ratably over the U.S. Holder’s holding period for our Ordinary shares. The amounts allocated to the taxable year of the sale or other disposition (or the taxable year of receipt, in the case of an excess distribution) and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed. For the purposes of these rules, an excess distribution is the amount by which any distribution received by a U.S. Holder on our Ordinary shares exceeds 125% of the average of the annual distributions on our Ordinary shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of our Ordinary shares if the Company is considered a PFIC. Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC.

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

Please be aware that the residence concept used in this section applies for Australian tax assessment purposes only. Any reference in this section to a tax, duty, levy impost, or other charge or withholding of a similar nature refers to Australia's tax laws and/or concepts only. Also, please note that a reference to Australian income tax encompasses corporate income tax and personal income tax generally.

Taxation of the Company

As the Company is a fully taxable Australian company, its taxable income is subject to corporate income tax in Australia. All Australian companies are subject to a corporate income tax rate of 30%, other than those classified as a “base rate company”, which are businesses with revenue of less than A$50 million that are subject to a reduced corporate income tax rate of 25% for the 2022/2023 income year. The Company is not considered a base rate company for the year ended June 30, 2023.

Taxation of Australian Resident Holders

Taxation of Dividends

Dividends paid by us on our Ordinary shares should constitute the assessable income of an Australian Resident Holder. Australia operates a dividend imputation system under which dividends may be declared to be “franked” to the extent they are paid out of company profits that have been subject to Australian income tax.

Individuals and complying superannuation entities

Australian Resident Holders who are individuals or complying superannuation entities should include the dividend in their assessable income in the year the dividend is paid, together with any franking credit attached to that dividend.

Subject to the comments concerning ‘Qualified Persons’ below, such Australian Resident Holders should generally be entitled to a tax offset equal to the franking credit attached to the dividend. The tax offset can be applied to reduce the tax payable on the investor’s taxable income. Where the tax offset exceeds the tax payable on the investor’s taxable income, the investor should be entitled to a tax refund equal to the excess.

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

Subject to the comments in relation to ‘Qualified Persons’ below, such companies should be entitled to a tax offset up to the amount of the franking credit attached to the dividend. Likewise, the company should generally be entitled to a credit in its own franking account to the extent of the franking credits attached to the distribution received. This will allow the Australian Resident Holders that are companies to pass on the franking credits to its investor(s) on the subsequent payment of franked dividends.

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

Trusts and partnerships

Australian Resident Holders who are trustees (other than trustees of complying superannuation entities, which are dealt with above) or partnerships are also required to include any dividends and any franking credits in calculating the net income of the trust or partnership. Where a fully franked or partially franked dividend is received, the relevant beneficiary or partner may be entitled to a tax offset in respect of any franking credits distributed to the relevant beneficiary or partner as applicable.

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

Qualified Persons

The benefit of franking credits can be denied where an Australian Resident Holder is not a ‘qualified person’ in which case the Holder will not be required to include an amount for the franking credits in their assessable income nor will they be entitled to a tax offset.

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

Cost base of Iris Energy Ordinary shares

The cost base of an Ordinary share should generally be equal to the cost of acquiring the Ordinary share, holding the Ordinary share, plus any incidental costs of acquisition and disposal (for example, brokerage costs and legal fees).

CGT Discount

The CGT discount may apply to Australian Resident Holders that are individuals complying Australian superannuation funds or trusts, who have held, or are taken to have held, their Ordinary shares for at least 12 months (not including the date of acquisition or date of disposal) at the time of the disposal of their Ordinary shares.

The CGT discount is:

•	One-half if the Australian Resident Holder is an individual or trustee: meaning generally only 50% of the capital gain will be included in the Australian Resident Holder’s assessable income; and

•
One-third if the Australian Resident Holder is a trustee of a complying superannuation entity: meaning generally only two-thirds of the capital gain will be included in the Australian Resident Holder’s assessable income.

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

Franked dividends

As outlined above, Australia has a franking system wherein dividends can be franked, and Australian resident shareholders receive a franking credit which effectively represents the Australian corporate tax paid by the underlying company (i.e. Iris Energy Limited).

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

Under the Double Taxation Convention between Australia and the United States, if a company that is a Non-Australian Holder directly owns a 10% or more interest in an Australian company (i.e. Iris Energy Limited), the Australian tax withheld on unfranked dividends that are not declared to be CFI paid by us to which a resident of the United States is beneficially entitled is limited to 5%.

Capital Gains Tax (“CGT”) Implications

Disposal of shares

Non-Australian Holders who are treated as the owners of the underlying shares on the basis that they are absolutely entitled to those Ordinary shares will not be subject to Australian capital gains tax on the gain made on a sale or other disposal of Ordinary shares unless:

•
they, together with their associates as defined for Australian tax purposes, hold 10% or more of our issued capital, at the time of disposal or for a 12-month period during the two years prior to disposal; and

•
more than 50% of our assets held directly or indirectly, determined by reference to market value, consists of Australian real property (which includes land and leasehold interests) or Australian mining, quarrying or prospecting rights at the time of disposal.

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

Broadly, where there is a disposal of certain taxable Australian property by a Non-Australian holder, the purchaser will be required to withhold and remit to the Australian Taxation Office, or the ATO, 12.5% of the proceeds from the sale. A transaction is excluded from the withholding requirements in certain circumstances, including where the transaction is an on-market transaction conducted on an approved stock exchange, a securities lending, or the transaction is conducted using a broker operated crossing system. There may also be an exception to the requirement to withhold where a Non-Australian Holder provides a declaration that their Ordinary shares are not ‘indirect Australian real property interests’. The Non-Australian Holder may be entitled to receive a tax credit for the tax withheld by the purchaser which they may claim in their Australian income tax return.

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

Stamp Duty

No Australian stamp duty is payable on the issue, transfer and/or surrender of the Ordinary shares, provided Iris Energy remains listed on the NASDAQ and its shares are quoted on that exchange and the issue/transfer/surrender or Ordinary Shares does not result in a person, whether alone or together with associated/related persons or with otherwise unassociated persons as part of substantially one arrangement, having a 90% or more interest in Iris Energy (by reference to their entitlement to a distribution of property of Iris Energy on a winding up or otherwise)..

Goods and Services Tax

No Australian GST will be payable on the supply of the Ordinary shares.

Subject to certain requirements, there may be a restriction on the entitlement of Iris Energy ordinary shareholders to claim an input tax credit for any GST incurred on costs associated with the acquisition or disposal of Iris Energy Ordinary shares (for example, lawyer’s and accountants’ fees).

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

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

A 10% increase or decrease in the market value of Bitcoin over the course of the fiscal year ended June 30, 2023, would have increased or decreased our revenue by $7.6 million for the year and would have had a material effect on our total revenue as at that date. However, given we sell Bitcoin to generate revenue and cover operating expenses, including capital expenditures, during the year, increases or decreases in the market value of Bitcoin would have resulted in increased or decreased total revenue for the year ended June 30, 2023. We are exposed to daily price risk on Bitcoin rewards we generate through contributing computing power to mining pools. Bitcoin rewards are typically liquidated on a daily basis in exchange for the USD or CAD market value thereof and no Bitcoin was held at the reporting period end. See “—Factors Affecting our Performance⸺Market Value of Bitcoin.”

Currency Risk

We present our financial statements in United States dollars, however, we undertake certain transactions denominated in foreign currency and are exposed to foreign currency risk through foreign exchange rate fluctuations. Foreign exchange risk arises from future commercial transactions and recognized financial assets and financial liabilities denominated in a currency that is not the entity's functional currency. The risk is measured using sensitivity analysis and cash flow forecasting. The Company's exposure to foreign currency risk arises when a Company entity holds a financial asset or liability in a currency other than the functional currency of that entity.

As of June 30, 2023, we had $87.2 million net exposure to the Canadian dollar, primarily in intercompany receivables. A strengthening or weakening of Canadian dollar exchange rate by 10% would increase the profit before tax by $4.3 million or decrease the profit before tax by $4.3 million, respectively.

As of June 30, 2023, we had $64.3 million net exposure to the U.S. dollar, primarily in cash. A strengthening or weakening of the U.S. dollar exchange rate by 10% would increase the profit before tax by $5.8 million or decrease the profit before tax by $7.1 million, respectively.

As we continue our business expansion, we expect to face continued exposure to exchange rate risk from the Canadian and U.S. dollar.

Cost of Power Risk

Mining Bitcoin is a highly power-intensive process, with electrical power required both to operate the mining machines and to dissipate the significant amount of heat generated by operating the machines. In the fiscal year ended June 30, 2023, the cost of power represented 47% of our Bitcoin mining revenue. A 10% increase or decrease in the cost of power over the course of the fiscal year ended June 30, 2023 would have increased or decreased our loss before income tax expense by $3.6 million for the year.

Price Risk

The Company is exposed to daily price risk on Bitcoin rewards it generates through contributing computing power to mining pools. Bitcoin rewards are liquidated on a daily basis and no Bitcoin is held as of June 30, 2023.

Interest Rate Risk

We have limited exposure to interest rate risk, which is the risk that a financial instrument’s value will fluctuate as a result of changes in the market interest rates on variable interest-bearing financial instruments. As of June 30, 2023, we do not use derivatives to mitigate interest rate exposures. Our cash and cash equivalents consist of balances available on demand which are held with regulated financial institutions and do not expose us to significant interest rate risk.

Credit Risk

Our exposure to credit risk is primarily related to its potential counterparty credit risk with exchanges, mining pools and regulated financial institutions. We mitigate credit risk associated with mining pools and exchanges by maintaining relationships with various alternative mining pools and transferring fiat currency to its Australian bank account on a regular basis. Our cash and cash equivalents consists of balances held with regulated, listed financial institutions. We regularly monitor industry developments and concentration risks with each financial institution and primarily hold balances on demand with A-1 rated institutions (based on Standard & Poor’s ratings).

Liquidity Risk

The Company is exposed to liquidity risk and is required to maintain sufficient liquid assets (mainly cash and cash equivalents) and available borrowing facilities to be able to pay contractual obligations as and when they become due and payable. The Company manages liquidity risk by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities. The Company regularly updates cash projections for changes in business and fluctuations in the Bitcoin price. Refer to the Financial Statements Going Concern section within Note 2 to our audited financial statements for the year ended June 30, 2023 for further information in relation to how the Company intends to meet its short-term contractual obligations. See also “Item 5. Operating and Financial Review and Prospects⸺Liquidity and Capital Resources⸺Going Concern.”

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

A.	Defaults

Two of the Company’s wholly owned special purpose vehicles, Non-Recourse SPV 2 and Non-Recourse SPV 3, have defaulted on amounts due under their limited recourse equipment financing facilities. See “Item 4. Information on the Company—Our Growth Strategies—Equipment Financing Agreements” in this annual report for more information.

B.	Arrears and Delinquencies

No matters to report.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.	Material Modifications to Instruments

Not applicable.

B.	Material Modifications to Rights

Not applicable.

C.	Withdrawal or Substitution of Assets

Not applicable.

D.	Change in Trustees or Paying Agents

Not applicable.

E.	Use of Proceeds

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

We have evaluated, with the participation of our Co-Chief Executive Officers and Chief Financial Officer, the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of June 30, 2023. The Company’s disclosure controls and procedures are designed to provide reasonable assurance that the information we are required to disclose in the reports we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (2) accumulated and communicated to our management to allow timely decisions regarding required disclosures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on such evaluation, our Co-Chief Executive Officers and Chief Financial Officer concluded that, as of June 30, 2023, our disclosure controls and procedures were effective.

B.	Management’s Annual Report on Internal Control Over Financial Reporting

 Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed by, or under the supervision of, our company’s Co-Chief Executive Officers and Chief Financial Officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS accounting standards and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit 144 Table of Contents preparation of financial statements in accordance with IFRS accounting standards, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2023. This assessment was performed under the direction and supervision of our Co-Chief Executive Officers and our Chief Financial Officer, and based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on this assessment, our management concluded that as of June 30, 2023, our internal control over financial reporting is effective.

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

The board has determined that each of David Bartholomew and Sunita Parasuraman is an “audit committee financial expert” as such term is defined under the applicable regulations of the SEC and has the requisite accounting or related financial management expertise and financial sophistication under the applicable rules and regulations of the Nasdaq. The board has also determined that each of David Bartholomew and Sunita Parasuraman is independent under Rule 10A-3 under the Exchange Act and the standards of the Nasdaq, for purposes of the Audit and Risk Committee.

ITEM 16B.	CODE OF ETHICS

On July 28, 2023, we amended our code of ethics that applies to all of our employees, officers and directors, including our executive officers, and posted the full text of our amended code of ethics on the investor relations section of our website, https://irisenergy.co/. We intend to disclose future amendments to our code of ethics, or any waivers of such code, on our website or in public filings. Information on our website is not incorporated by reference into or otherwise part of this annual report.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

On May 19, 2023, Raymond Chabot Grant Thornton LLP (“RCGT”) was appointed as our independent registered public accounting firm upon recommendation by the Audit and Risk Committee to the Board and the approval of the Board. RCGT served as our independent registered public accounting firm for the fiscal year ended June 30, 2023.

Prior to RCGT’s appointment, Armanino LLP served as our principal independent registered public accounting firm for each of the two years ended June 30, 2022 and 2021.

The following table sets forth the fees billed to us by our independent registered public accounting firms (RCGT and Armanino LLP) during the fiscal years ended June 30, 2023 and 2022.

	Year Ended June 30,
	2023	2022
	(in $ thousands)
Audit fees	795	515
Audit-related fees	116	126
Tax fees	-	-
All other fees	-	-
Total	911	641

Audit Fees

Audit fees are fees billed for professional services rendered by the principal accountant for the audit of the registrant’s annual combined financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

Audit-Related Fees

Audit-related fees are fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and not reported under the previous category. These services would include, among others: accounting consultations, U.S. Sarbanes-Oxley Act of 2002 assessments, and audits in connection with acquisitions, internal control reviews, attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards. They also include fees for assurance reporting on our current and historical financial information included in our SEC registration statement in connection with our IPO and also fees for the review of the interim financial information in connection with our IPO.

Tax Fees

Tax fees are fees billed for professional services for tax due diligence and tax consultations.

All Other Fees

In 2023 and 2022, there were no other fees.

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

During the year ended June 30, 2023, no purchases of our equity securities were made by or on behalf of the Company or any affiliated purchaser.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

As previously disclosed in our current report on Form 6-K furnished on May 22, 2023, on May 19, 2023, Raymond Chabot Grant Thornton LLP (“RCGT”) was appointed as our independent registered public accounting firm upon recommendation by the Audit and Risk Committee to the Board and the approval of the Board, to audit the Company’s consolidated financial statements as of and for the fiscal year ending June 30, 2023.

Effective May 17, 2023, Armanino LLP (“Armanino”) declined to stand for re-appointment as the independent registered public accounting firm of the Company’s fiscal year ended June 30, 2023.

Armanino’s audit reports dated September 13, 2022 and September 30, 2021 on the Company’s consolidated financial statements as of and for the fiscal years ended June 30, 2022 and 2021 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles, except that (i) the audit report dated September 13, 2022 on the Company’s consolidated financial statements as of and for the fiscal year ended June 30, 2022 contained a separate paragraph stating that “significant uncertainties exist about the Group’s ability to generate positive free cash flow and raise sufficient capital to fund outstanding purchase commitments. These conditions raise substantial doubt about the Group’s ability to continue as a going concern”, and (ii) the audit report dated September 30, 2021 on the Company’s consolidated financial statements as of and for the fiscal year ended June 30, 2021 contained a separate paragraph stating that “significant uncertainties exist about the Company’s ability to generate positive free cash flow, convert the various tranches of convertible notes into equity as and when they are due for conversion, and raise sufficient capital to fund outstanding purchase commitments. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.”

Armanino was not required to issue an audit report on the effectiveness of the Company’s internal control over financial reporting for the fiscal year ended June 30, 2022, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

During the fiscal years ended June 30, 2022 and 2021 and the subsequent interim period through May 17, 2023, there were (i) no “disagreements” within the meaning of Item 16F(a)(1)(iv) of the instructions to Form 20-F between the Company and Armanino on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved to Armanino’s satisfaction, would have caused Armanino to make reference thereto in its audit reports, and (ii) no “reportable events” within the meaning of Item 16F(a)(1)(v) of the instructions to Form 20-F.

The text above is substantially the same as that which was included in our report on Form 6-K furnished to the SEC on May 22, 2023, which was provided to Armanino and on which we requested and received from Armanino a letter addressed to the SEC stating whether or not Armanino agrees with the statements therein. A copy of Armanino’s letter, dated September 13, 2023, is incorporated by reference as Exhibit 16.1 to this annual report.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES

Pursuant to applicable SEC transition guidance, the disclosure required by Item 16J will be applicable to the Company from the fiscal year ending June 30, 2024.

ITEM 16K.	CYBERSECURITY

Pursuant to applicable SEC transition guidance, the disclosure required by Item 16K will be applicable to the Company from the fiscal year ending June 30, 2024.

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

10.3*
Ordinary Shares Purchase Agreement, dated as of September 23, 2022, by and between Iris Energy Ltd. and B. Riley Principal Capital II, LLC (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Form 6-K furnished to the SEC on September 23, 2022).

10.4*
Registration Rights Agreement, dated as of September 23, 2022, by and between Iris Energy Ltd. and B. Riley Principal Capital II, LLC (incorporated herein by reference to Exhibit 10.2 to the Registrant’s Form 6-K furnished to the SEC on September 23, 2022).

12.1**	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Co-Chief Executive Officer.

12.2**	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Co-Chief Executive Officer.

12.3**	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer.

13.1**	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Co-Chief Executive Officer.

13.2**	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Co-Chief Executive Officer.

13.3**	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer.

15.1**	Consent of Armanino LLP.

15.2**	Consent of Raymond Chabot Grant Thornton LLP.

16.1*	Letter from Armanino LLP, dated September 13, 2023.

101.INS	Inline XBRL Instance Document. (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document).

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the inline XBRL document).

*	Incorporated by reference.
**	Filed with this annual report on Form 20-F.
+	Indicates management contract or compensatory plan.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

IRIS ENERGY LIMITED

September 13, 2023

By:	/s/ Daniel Roberts
	Name:	Daniel Roberts
	Title:	Co-Chief Executive Officer and Director

By:	/s/ William Roberts
	Name:	William Roberts
	Title:	Co-Chief Executive Officer and Director

By:	/s/ Belinda Nucifora
	Name:	Belinda Nucifora
	Title:	Chief Financial Officer

Iris Energy Limited

Consolidated Financial Statements - 30 June 2023

Iris Energy Limited
Contents
30 June 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Shareholders of Iris Energy Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Iris Energy Limited (the "Group") as of June 30, 2022, 2021, and 2020 and the related consolidated statements of profit or loss and other comprehensive income (loss), changes in equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements").

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of June 30, 2022, 2021, and 2020 and the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board.

Going Concern Uncertainty

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, significant uncertainties exist about the Group's ability to generate positive free cash flow and raise sufficient capital to fund outstanding purchase commitments. These conditions raise substantial doubt about the Group's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on the Group's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control over financial reporting. Accordingly, we express no such opinion.

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

Accounting for and Disclosure of Bitcoin Mining Revenue

Critical Audit Matter Description

As disclosed in Note 2, the Group recognizes revenue in accordance with IFRS 15, Revenue from Contracts with Customers. The Group operates data center infrastructure supporting the verification and validation of Bitcoin blockchain transactions in exchange for Bitcoin, referred to as Bitcoin mining. The Group has entered into arrangements with mining pools, whereby computing power is directed to the mining pools in exchange for non-cash consideration in the form of Bitcoin. The provision of computing power is the only performance obligation in the contract with the mining pool operators. Bitcoin mining revenue comprises of the block reward and transaction fees bundled together in a gross daily deposit of Bitcoin into the Group's exchange wallet. Bitcoin received from the mining pool operator are remitted to the pool participants' wallets net of the fees of the mining pool operator. The mining pool operator fees are reflected in the quantity of Bitcoin received by the Group and recorded as a reduction in Bitcoin mining revenue.

We identified the accounting for and disclosure of Bitcoin mining revenue as a critical audit matter due to the following factors:

•	Significant judgement in the determination of how existing IFRS should be applied in the accounting for and disclosure of Bitcoin mining revenue
•	Complexities involved in auditing completeness and occurrence of the revenue recognized

Given these factors, the related audit effort in evaluating management's judgments was extensive and required a high degree of auditor judgment.

How the Critical Audit Matter Was Addressed in the Audit

Our principal audit procedures related to the Group's accounting for and disclosure of Bitcoin mining revenue included the following:

•
Evaluated management's rationale for the application of IFRS 15 to account for its Bitcoin awards earned, which included evaluating the provisions of the contract between the Group and the mining pools;

•	Evaluated management's disclosures of its Bitcoin mining activity in the consolidated financial statements;
•	Independently confirmed key financial and performance data directly with the blockchain network, the cryptocurrency exchange, and the mining pools;
•	Tested a sample of Bitcoin awards and the corresponding cash settlement using the third-party exchange data, the blockchain network, and the Group's bank statements; and
•	Performed certain substantive analytical procedures to determine completeness and occurrence of digital assets earned by the Group as consideration for services rendered.

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

Given these factors and assumptions are forward-looking and could be affected by future economic and market conditions, the related audit effort to evaluate management's impairment analysis was extensive and required a high degree of auditor judgment.

How the Critical Audit Matter Was Addressed in the Audit

Our principal audit procedures related to the Group's impairment methodology included the following:

•	With the assistance of our valuation specialists, evaluated the reasonableness of managements forecast methodology, calculations, and certain assumptions, such as the discount rate;
•	Inquired with the management team and evaluated the adequacy of management's forecasts by comparing all significant assumptions to historical performance and current industry trends; and
•	Performed sensitivity analyses over significant assumptions to evaluate the changes in valuation that would result from changes in the assumptions.

/s/ ArmaninoLLP
Dallas, Texas

September 13, 2022

We served as the Group's auditor from 2021 to 2023.

Report of Independent Registered Public Accounting Firm Board of Directors and Shareholders of Iris Energy Limited	Raymond Chabot Grant Thornton LLP Suite 2000 National Bank Tower 600 De La Gauchetière Street West Montréal, Quebec H3B 4L8 T 514-878-2691

Opinion on the financial statements

We have audited the accompanying consolidated statement of financial position of Iris Energy Limited (the “Company”) as of June 30, 2023, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Going concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 2 to the financial statements, the Company incurred net loss of $172 million during the year ended June 30, 2023 and significant uncertainties exist about the Company’s ability to generate positive free cash flow and raise sufficient capital to fund outstanding purchase commitments. These conditions, along with other matters as set forth in note 2, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

Member of Grant Thornton International Ltd	rcgt.com

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

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

Bitcoin mining revenue

As described further in note 2, the Company recognizes revenue in accordance with IFRS 15, Revenue from Contracts with Customers. The Company operates data center infrastructure supporting the verification and validation of Bitcoin blockchain transactions in exchange for Bitcoin, referred to as Bitcoin mining. The Company has entered into arrangements with mining pools, whereby computing power is directed to the mining pools in exchange for non-cash consideration in the form of Bitcoin. The provision of computing power is the only performance obligation in the contract with the mining pool operators. Bitcoin mining revenue comprises of the block reward and transaction fees bundled together in a gross daily deposit of Bitcoin into the Company’s exchange wallet. Bitcoin received from the mining pool operator are remitted to the pool participants’ wallets net of the fees of the mining pool operator. The mining pool operator fees are reflected in the quantity of Bitcoin received by the Company and recorded as a reduction in Bitcoin mining revenue. We identified Bitcoin mining revenue as a critical audit matter.

The principal considerations for our determination that the Bitcoin mining revenue is a critical audit matter are due to the significant judgment in the determination of how existing IFRS should be applied in the accounting for and disclosure of Bitcoin mining revenue and complexities involved in auditing completeness and occurrence of the revenue recognized. Given these considerations, the related audit effort in evaluating management’s judgments was extensive and required a high degree of auditor judgment.

Our audit procedures related to Bitcoin mining revenue included the following, among others:

–
We evaluated management’s rationale for the application of IFRS 15 to account for its Bitcoin received, which included evaluating the provisions of the contract between the Company and the mining pools;

–	We assessed the adequacy of the Company’s disclosures in the financial statements about Bitcoin mining revenue;

–	We tested Bitcoin received directly to the blockchain using our own node and the corresponding cash settlement using the third-party exchange data and the Company’s bank statements; and

–
We conducted substantive analytical procedures, with high degree of precision, which include tests of the accuracy and completeness of the underlying data, such as confirmation of certain data with third parties.

Impairment of non-financial assets other than goodwill

As described further in note 3, the Company assesses impairment of non-financial assets other than goodwill at each reporting date by evaluating conditions specific to the Company and to the particular asset that may lead to impairment. If an impairment trigger exists, the recoverable amount of the asset is determined. This involves assessing the value of the asset at fair value less costs of disposal or using value in use models, which incorporate a number of key estimates and assumptions. We identified the impairment of non-financial assets other than goodwill as a critical audit matter.

The principal considerations for our determination that the impairment of non- financial assets other than goodwill is a critical audit matter is that the significant assumptions made by management, including Bitcoin prices, global hash rate, electricity costs and discount rate, involve subjectivity and judgment in the preparation of discounted future cash flows. These considerations have increased the complexity of the nature and execution of audit procedures designed to address the risk, and have required a high degree of judgment on the part of auditors.

Our audit procedures related to the impairment of non-financial assets other than goodwill, included the following, among others:

–
We evaluated the reasonableness of the assumptions and data used by management in the impairment assessment by comparing the replacement costs considered with independent market data and industry benchmarks, where available;

–
With the assistance of our valuation specialists, we evaluated the reasonableness of management forecast methodology and performed sensitivity analyses over significant assumptions to evaluate the changes in valuation that would result from changes in the assumptions;

–	We evaluated the reasonableness of the Company’s cash flows by comparing all significant assumptions to historical performance and current industry trends; and

–	We tested the accuracy and completeness of the underlying data used to calculate the impairment.

We have served as the Company’s auditor since 2023.

Montreal, Canada
September 13, 2023

Iris Energy Limited
Consolidated statements of profit or loss and other comprehensive income
For the year ended 30 June 2023

		Consolidated
	Note	Year ended 30 June 2023	Year ended 30 June 2022	Year ended 30 June 2021 (restated*)
		US$’000	US$’000	US$’000
Revenue
Bitcoin mining revenue		75,509	59,037	7,898

Other income	5	3,137	12	590
Gain/(loss) on disposal of subsidiaries	27	3,258	-	-

Expenses
Depreciation	6	(30,856)	(7,741)	(1,252)
Electricity charges		(35,753)	(10,978)	(2,654)
Employee benefits expense		(17,897)	(7,448)	(2,221)
Share-based payments expense	31	(14,356)	(13,896)	(805)
Impairment of assets	16	(105,172)	(167)	(432)
Professional fees		(6,271)	(6,807)	(980)
Gain/(loss) on disposal of property, plant and equipment		(6,628)	-	(202)
Other operating expenses	7	(18,822)	(11,705)	(466)

Operating profit/(loss)		(153,851)	307	(524)

Finance expense	8	(16,363)	(425,441)	(61,175)
Interest income		924	79	6
Foreign exchange gain/(loss)		(191)	8,009	2,542

Loss before income tax expense		(169,481)	(417,046)	(59,151)

Income tax expense	9	(2,390)	(2,724)	(1,239)

Loss after income tax expense for the year		(171,871)	(419,770)	(60,390)

Other comprehensive income/(loss)

Items that may be reclassified subsequently to profit or loss
Foreign currency translation		(13,641)	(23,553)	1,313

Other comprehensive income/(loss) for the year, net of tax		(13,641)	(23,553)	1,313

Total comprehensive loss for the year		(185,512)	(443,323)	(59,077)

		Cents	Cents	Cents

Basic earnings per share	23	(313.77)	(1,025.30)	(292.74)

Diluted earnings per share	23	(313.77)	(1,025.30)	(292.74)

The above consolidated statements of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

Iris Energy Limited
Consolidated statements of financial position
As at 30 June 2023

		Consolidated
	Note	30 June 2023	30 June 2022
		US$’000	US$’000
Assets

Current assets
Cash and cash equivalents	10	68,894	109,970
Other receivables	11	6,543	23,654
Prepayments and other assets	13	13,793	26,630
Total current assets		89,230	160,254

Non-current assets
Property, plant and equipment	14	241,102	247,562
Right-of-use assets	15	1,374	1,253
Goodwill	16	-	634
Deferred tax assets	9	8	2,235
Mining hardware prepayments	12	68	158,184
Other assets		292	338
Total non-current assets		242,844	410,206

Total assets		332,074	570,460

Liabilities

Current liabilities
Borrowings and lease liabilities	17	192	60,484
Income tax		32	1,204
Employee benefits		961	2,136
Trade and other payables	19	16,644	18,813
Provisions	18	6,172	2,469
Total current liabilities		24,001	85,106

Non-current liabilities
Borrowings and lease liabilities	17	1,256	47,803
Deferred tax liabilities	9	1,365	189
Employee benefits		91	-
Total non-current liabilities		2,712	47,992

Total liabilities		26,713	133,098

Equity
Issued capital	20	965,857	926,581
Reserves	21	(6,220)	(6,814)
Accumulated losses		(654,276)	(482,405)

Total equity		305,361	437,362

Total liabilities and equity		332,074	570,460

The above consolidated statements of financial position should be read in conjunction with the accompanying notes

Iris Energy Limited
Consolidated statements of changes in equity
For the year ended 30 June 2023

	Issued capital (restated*)	Reserves (restated*)	Accumulated losses (restated*)	Total equity (deficit) (restated*)
	US$’000	US$’000	US$’000	US$’000

Balance at 1 July 2020	10,338	725	(2,245)	8,818

Loss after income tax expense for the year	-	-	(60,390)	(60,390)
Other comprehensive income for the year, net of tax	-	1,313	-	1,313

Total comprehensive income/(loss) for the year	-	1,313	(60,390)	(59,077)

Transactions with owners in their capacity as owners:
Share-based payments	-	805	-	805

Balance at 30 June 2021	10,338	2,843	(62,635)	(49,454)

	Issued capital	Reserves	Accumulated losses	Total equity
	US$’000	US$’000	US$’000	US$’000

Balance at 1 July 2021	10,338	2,843	(62,635)	(49,454)

Loss after income tax expense for the year	-	-	(419,770)	(419,770)
Other comprehensive loss for the year, net of tax	-	(23,553)	-	(23,553)

Total comprehensive loss for the year	-	(23,553)	(419,770)	(443,323)

Transactions with owners in their capacity as owners:
Share-based payments (note 31)	-	13,896	-	13,896
Issue of ordinary shares (note 20)	220,683	-	-	220,683
Conversion of hybrid financial instruments (note 20)	695,383	-	-	695,383
Share-based payments, prepaid in advance (note 20)	177	-	-	177

Balance at 30 June 2022	926,581	(6,814)	(482,405)	437,362

	Issued capital	Reserves	Accumulated losses	Total equity
	US$’000	US$’000	US$’000	US$’000

Balance at 1 July 2022	926,581	(6,814)	(482,405)	437,362

Loss after income tax expense for the year	-	-	(171,871)	(171,871)
Other comprehensive loss for the year, net of tax	-	(13,641)	-	(13,641)

Total comprehensive loss for the year	-	(13,641)	(171,871)	(185,512)

Transactions with owners in their capacity as owners:
Share-based payments (note 31)	515	14,235	-	14,750
Share issuances under Committed Equity Facility (note 20)	41,581	-	-	41,581
Capital raise costs (note 20)	(2,820)	-	-	(2,820)

Balance at 30 June 2023	965,857	(6,220)	(654,276)	305,361

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes

Iris Energy Limited
Consolidated statements of cash flows
For the year ended 30 June 2023

		Consolidated
	Note	Year ended 30 June 2023	Year ended 30 June 2022	Year ended 30 June 2021
		US$’000	US$’000	US$’000
Cash flows from operating activities
Receipts from Bitcoin mining activities		78,423	59,037	7,898
Payments for electricity, suppliers and employees (inclusive of GST)		(72,183)	(32,231)	(6,400)

		6,240	26,806	1,498
Interest received		803	4	6
Other income received		3,104	-	590
Interest paid		(4,102)	(5,253)	(333)

Net cash from operating activities	28	6,045	21,557	1,761

Cash flows from investing activities
Payments for property, plant and equipment net of mining hardware prepayments	14	(116,064)	(83,654)	(7,300)
Payments for mining hardware prepayments		-	(210,593)	(73,815)
Payments for prepayments and other assets		(7,363)	(22,038)	(250)
Repayments/(advancement) of loan proceeds		2,291	(1,870)	-
Deconsolidation of Non-Recourse SPVs		(1,214)	-	-
Proceeds from disposal of property, plant and equipment	14	32,488	40	2
Proceeds from release of deposits		18,395	-	-

Net cash used in investing activities		(71,467)	(318,115)	(81,363)

Cash flows from financing activities
Proceeds from hybrid financial instruments	20	-	107,845	105,662
Capital raising costs	20	(1,012)	(4,212)	-
Proceeds from mining hardware finance		-	65,200	17,084
Repayment of borrowings		(9,432)	(12,120)	(2,118)
Proceeds from Initial Public Offering (net of underwriting fees)	20	-	215,331	-
Payment of borrowing transaction costs		(250)	-	(2,569)
Proceeds from committed equity facility		39,252	-	-
Repayment of lease liabilities		(318)	(6)	(34)

Net cash from financing activities		28,240	372,038	118,025

Net increase/(decrease) in cash and cash equivalents		(37,182)	75,480	38,423
Cash and cash equivalents at the beginning of the financial year		109,970	38,990	1,956
Effects of exchange rate changes on cash and cash equivalents		(3,894)	(4,500)	(1,389)

Cash and cash equivalents at the end of the financial year	10	68,894	109,970	38,990

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes

Iris Energy Limited
Notes to the consolidated financial statements
30 June 2023

Note 1.  General information

The consolidated financial statements cover Iris Energy Limited as a Group consisting of Iris Energy Limited (Company or Parent Entity) and the entities it controlled at the end of, or during, the year (collectively the Group).

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
Australia

The Group completed an initial public offering (IPO) on 17 November 2021. The IPO was led by lead book-runners J.P. Morgan, Canaccord Genuity and Citigroup and raised total gross proceeds of $231,538,468. Following this issuance, the Company’s shares trade on the NASDAQ under the ticker symbol “IREN”.

The Group is an owner and operator of institutional-grade, highly efficient proprietary Bitcoin mining data centers powered by renewable energy.

The consolidated financial statements were authorized and approved for issue, in accordance with a resolution of Directors, on 13 September 2023. The Directors have the power to amend and reissue the consolidated financial statements.

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

Going concern
The Group has determined there is material uncertainty that may cast significant doubt on the Group’s ability to continue as a going concern but has concluded it is appropriate to prepare the consolidated financial statements on a going concern basis which contemplates continuity of normal business activities, the realization of assets and settlement of liabilities in the ordinary course of business. The operating cash flows generated by the Group are inherently linked to several key uncertainties and risks including, but not limited to, volatility associated with the economics of Bitcoin mining and the ability of the Group to execute its business plan.

For the year ended 30 June 2023, the Group incurred a loss after tax of $171,871,000 (2022: $419,770,000) and net operating cash inflows of $6,045,000 (2022: $21,557,000). As at 30 June 2023, the Group had net current assets of $65,229,000 (2022: net current assets of $75,148,000) and net assets of $305,361,000 (2022: net assets of $437,362,000).

As further background, the Group’s miners are designed specifically to mine Bitcoin and its future success will depend in a large part upon the value of Bitcoin, and any sustained decline in its value could adversely affect the business and results of operations. Specifically, the revenues from Bitcoin mining operations are predominantly based upon two factors: (i) the number of Bitcoin rewards that are successfully mined and (ii) the value of Bitcoin. A decline in the market price of Bitcoin, increases in the difficulty of Bitcoin mining, changes in the regulatory environment, the halving event expected in Q4 FY2024 and/or adverse changes in other inherent risks would significantly negatively impact the Group’s operations. Due to the volatility of the Bitcoin price and the effects of  the other aforementioned factors, there can be no guarantee that future mining operations will be profitable.

The strategy to mitigate these risks and uncertainties is to try execute a business plan aimed at operational efficiency, revenue growth, improving overall mining profit, managing operating expenses and working capital requirements, maintaining potential capital expenditure optionality, and securing additional financing, as needed, through one or more debt and/or equity capital raisings.

Iris Energy Limited
Notes to the consolidated financial statements
30 June 2023
Note 2.  Significant accounting policies (continued)

The continuing viability of the Group and its ability to continue as a going concern and meet its debts and commitments as they fall due are therefore significantly dependent upon several factors. These factors have been considered in preparing a cash flow forecast over the next 12 months to consider the going concern of the Group. The key assumptions include:

●	A base case scenario assuming recent Bitcoin prices and global hashrate, with a reduction in global hashrate following the halving event expected in Q4 FY2024;

●	Four operational sites with installed nameplate capacity of 180MW; 30MW Canal Flats (BC, Canada), 80MW Mackenzie (BC, Canada), 50MW Prince George (BC, Canada), and 20MW Childress (Texas, USA); and

●	Continued development and expansion of the 600MW site at Childress, Texas.

The key assumptions have been stress tested using a range of Bitcoin price and global hashrate scenarios including with respect to the halving event expected in Q4 FY2024. The Group aims to maintain a degree of flexibility in both operating and capital expenditure cash flow management where it practicably makes sense, including ongoing internal cash flow monitoring and projection analysis performed to identify potential liquidity risks arising and to try to respond accordingly.

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

Basis of preparation
These consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Historical cost basis
The consolidated financial statements have been prepared on a  historical cost basis, except for financial assets and liabilities at fair value through profit or loss.

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

Principles of consolidation
The principles outlined below are guided by IFRS 10 ‘Consolidated Financial Statements’ and pertain to the preparation of consolidated financial statements for Iris Energy Limited and its subsidiaries.

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Iris Energy Limited as at 30 June 2023 and 30 June 2022 and the results of all subsidiaries for the years ended 30 June 2023, 30 June 2022, and 30 June 2021.

Subsidiaries are all those entities over which the Group has control (as listed in note 27). The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

Where the Group loses control over a subsidiary, it derecognizes the assets including goodwill and liabilities in the subsidiary together with any cumulative translation differences recognized in equity. The Group recognizes the fair value of the consideration received and the fair value of any investment retained together with any gain or loss in profit or loss.

Iris Energy Limited
Notes to the consolidated financial statements
30 June 2023

Note 2.  Significant accounting policies (continued)
Intercompany transactions, balances and unrealized gains on transactions between entities in the Group are eliminated upon consolidation. Accounting policies of subsidiaries align to the policies adopted by the Group.

The acquisition of subsidiaries is accounted for using the acquisition method of accounting. A change in ownership interest, without the loss of control, is accounted for as an equity transaction, where the difference between the consideration transferred and the book value of the share of the non-controlling interest acquired is recognized directly in equity attributable to the parent.

Operating segments
Operating segments are presented using the ‘management approach’, where the information presented is on the same basis as the internal reports provided to the Chief Operating Decision Makers (CODM). The CODM is responsible for the allocation of resources to operating segments and assessing their performance.

Functional and presentation currency
During the year ended 30 June 2022, the Directors elected to change the Group’s presentation currency from Australian dollars (A$) to United States dollars ($, US$ or US dollars) effective from 1 July 2021. The change in presentation currency was a voluntary change which has been accounted for retrospectively. The consolidated financial statements for 30 June 2022 have been restated to US dollars using the procedures outlined below:

●
Statement of profit or loss and other comprehensive income and statement of cash flows for each group entity were consolidated into US dollars using average foreign currency rates prevailing for the relevant period.

●	Assets and liabilities in the consolidated statement of financial position were translated into US dollars at the closing foreign currency rates on the relevant balance sheet dates.

●
The equity section of the consolidated statement of financial position, including foreign currency translation reserve, accumulated losses, share capital and the other reserves, were translated into US dollars using the historical rates, being the rate on the date of the transaction.

●	Earnings per share and dividend disclosure were also restated to US dollars to reflect the change in presentation currency.

The functional currency of the Parent is Australian dollars, whilst the presentation currency of the Group is in US dollars. Some subsidiaries have a functional currency other than Australian dollars which is translated to the presentation currency. The presentation currency of US dollars has been adopted to suit the needs of the primary users of the financial statements.

Transactions in currencies other than an entity’s functional currency are initially recorded in the functional currency by applying the exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in currencies other than an entity’s functional currency are retranslated at the foreign exchange rate ruling at the reporting date. Foreign exchange differences arising on translation are recognized in the consolidated statements of profit or loss.

Foreign exchange differences that arise on the translation of monetary items that form part of the net investment in a foreign operation are recognized in the foreign currency translation reserve in the consolidated statements of financial position. Non-monetary assets and liabilities that are measured in terms of historical cost in currencies other than an entity’s functional currency are translated using the exchange rate at the date of the initial transaction.

Foreign operations
The assets and liabilities of foreign operations are translated into US dollars using the relevant exchange rates at the reporting date. The revenues and expenses of foreign operations are translated into US dollars using the average exchange rates, which approximate the rates at the dates of the transactions, for the period. All resulting foreign exchange differences are recognized in other comprehensive income through the foreign currency translation reserve in equity.

The foreign currency reserve, reflecting the cumulative translation differences, is recognized in the consolidated statements of profit or loss when the foreign operation or net investment is disposed of.

Iris Energy Limited
Notes to the consolidated financial statements
30 June 2023
Note 2.  Significant accounting policies (continued)

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

Bitcoin mining revenue
The Group operates data center infrastructure supporting the verification and validation of Bitcoin blockchain transactions in exchange for Bitcoin, referred to as “Bitcoin mining”. The Group has entered into arrangements with mining pools, whereby computing power is directed to the mining pools in exchange for non-cash consideration in the form of Bitcoin. The provision of computing power is the only performance obligation in the contract with the mining pool operators.

In the mining pools which the Group participated in during the years ended 30 June 2023, 30 June 2022 and 30 June 2021, the Group is not directly exposed to the pool’s success in mining blocks. The Group is rewarded in Bitcoin for the hashrate it contributes to these mining pools. The reward for the hashrate contributed by the Group is based on the current network difficulty and global daily revenues from transaction fees, less mining pool fees.

Bitcoin mining revenue comprises of the block reward and transaction fees bundled together in a gross daily deposit of Bitcoin into the Group’s exchange wallet. Bitcoin received from the mining pool operator are remitted to the pool participants’ wallets net of the fees of the mining pool operator. The mining pool operator fees is reflected in the quantity of Bitcoin received by the Group and recorded as a reduction in Bitcoin mining revenue.

The Group measures the non-cash consideration received at the fair market value of the Bitcoin received. Management estimates fair value on a daily basis, as the quantity of Bitcoin received multiplied by the price quoted on www.kraken.com (‘Kraken’) on the day it was received. Management considers the prices quoted on Kraken to be a level 1 input under IFRS 13 Fair Value Measurement. The Group did not hold any Bitcoin on hand as at 30 June 2023 (30 June 2022: Nil).

Other income
Other income is recognized when it is probable that the economic benefits will flow to the Group, and the amount of income can be reliably measured. Other income is measured at the fair value of the consideration received or receivable. Gains from the sale of other assets are recognized when the control of the asset has been transferred, and it is probable that the entity will receive the economic benefits associated with the transaction.

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

Iris Energy Limited
Notes to the consolidated financial statements
30 June 2023
Note 2.  Significant accounting policies (continued)

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

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. These uncertainties may require management to adjust expectations based on changes in circumstances, which may impact the amount of deferred tax assets and deferred tax liabilities recognized in the statement of financial position and the amount of other tax losses and temporary differences not recognized. In such circumstances, some or all of the carrying amounts of recognized deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to the consolidated statement of profit or loss and other comprehensive income.

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

Cash and cash equivalents
Cash and cash equivalents includes cash at bank, deposits that can be withdrawn without notice held with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Financial assets
Financial assets are initially measured at fair value. Transaction costs are included as part of the initial measurement, except for financial assets at fair value through profit or loss. Such assets are subsequently measured at either amortized cost, fair value through profit or loss, or fair value through other comprehensive income depending on their classification. Classification is determined based on both the business model within which such assets are held and the contractual cash flow characteristics of the financial asset unless an accounting mismatch is being avoided.

Financial assets are derecognised when the rights to receive cash flows have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership. When there is no reasonable expectation of recovering part or all of a financial asset, its carrying value is written off.

Financial assets at amortized cost
A financial asset is measured at amortized cost only if both of the following conditions are met: (i) it is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and (ii) the contractual terms of the financial asset represent contractual cash flows that are solely payments of principal and interest.The financial assets at amortized cost include cash and cash equivalents and other receivables (except sales tax receivables).

Iris Energy Limited
Notes to the consolidated financial statements
30 June 2023
Note 2.  Significant accounting policies (continued)

Impairment of financial assets
The Group recognises a loss allowance for expected credit losses on financial assets which are either measured at amortized cost or fair value through other comprehensive income. The measurement of the loss allowance depends upon the Group’s assessment at the end of each reporting period as to whether the financial instrument’s credit risk has increased significantly since initial recognition, based on reasonable and supportable information that is available, without undue cost or effort to obtain.

Where there has not been a significant increase in exposure to credit risk since initial recognition, a 12-month expected credit loss allowance is estimated. This represents a portion of the asset’s lifetime expected credit losses that is attributable to a default event that is possible within the next 12 months. Where a financial asset has become credit impaired or where it is determined that credit risk has increased significantly, the loss allowance is based on the asset’s lifetime expected credit losses. The amount of expected credit loss recognised is measured on the basis of the probability weighted present value of anticipated cash shortfalls over the life of the instrument discounted at the original effective interest rate.

Property, plant and equipment
Property, plant and equipment is measured at historical cost less accumulated depreciation and impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Depreciation is calculated on a straight-line basis to write off the net cost of each item of property, plant and equipment (excluding land) over their expected useful lives as follows:

Buildings	20 years
Plant and equipment	3-10 years
Mining hardware	4 years

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

Development assets consist of data center sites under development. Development assets are not depreciated until they are available for use. Once an asset becomes available for use, it is transferred to another category within property, plant and equipment and depreciated over its useful economic life.

Mining hardware includes both installed hardware units and units that have been delivered but are in storage, yet to be installed. Depreciation of mining hardware commences once units are onsite and available for use.

Repair and maintenance costs incurred are expensed to ‘other operating expenses’ in the consolidated statements of profit or loss.

Leases
The Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets.

The Group has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a term of 12 months or less, and leases of low value assets. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

Iris Energy Limited
Notes to the consolidated financial statements
30 June 2023
Note 2.  Significant accounting policies (continued)

A right-of-use asset is recognized at the commencement date of a lease. The right-of-use asset is measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of the right-of-use assets includes the amount of the lease liability recognized, adjusted for, as applicable, any lease payments made at or before the commencement date net of any lease incentives received, any initial direct costs incurred, and, except where included in the cost of inventories, an estimate of costs expected to be incurred for dismantling and removing the underlying asset, and restoring the site or asset. Right-of-use assets are depreciated from the commencement of the lease on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets.

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

In calculating the present value of the lease payments, the Group uses the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g. changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset. The Group has applied judgement to determine the lease term for contracts which include renewal and termination options.

Goodwill
Goodwill arises on the acquisition of a business. Goodwill is not amortized. Instead, the cash-generating unit (CGU) to which goodwill has been allocated is tested annually for impairment, or more frequently if events or changes in circumstances indicate that it might be impaired and is carried at cost less accumulated impairment losses. Impairment losses on goodwill are taken to profit or loss and are not subsequently reversed.

Impairment of other non-financial assets
At the end of reporting period, property, plant and equipment and right-of-use assets are reviewed to determine whether there is any indication that those assets have suffered an impairment loss. If there is an indication of possible impairment, the recoverable amount of any affected asset (or group of related assets) is estimated and compared with its carrying amount. An impairment loss is recognized in the profit or loss for the amount by which the asset’s carrying amount exceeds its recoverable amount, where the recoverable amount is the higher of an asset’s fair value less costs of disposal (FVLCOD) or the value in use (VIU). In assessing VIU, the estimated future cash flows of the asset are discounted to their present value using a discount rate that reflects the risks specific to the asset or the CGU to which the asset belongs and relevant market assessments. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating unit (CGU)).

A recognized impairment loss on an asset is subject to reversal if there is a subsequent change in the variables and assumptions that were used to calculate the asset’s recoverable amount. Such a reversal is executed only when the asset’s estimated recoverable amount exceeds its current carrying amount. However, the adjusted carrying amount after reversal must not exceed the asset’s carrying amount that would have been determined (net of depreciation and amortization) had no impairment loss been recognized for the asset in prior years.

Iris Energy Limited
Notes to the consolidated financial statements
30 June 2023
Note 2.  Significant accounting policies (continued)

Trade and other payables
These amounts represent liabilities for goods and services provided to the Group prior to the end of the financial year and which are unpaid.They are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method. However, due to their short-term nature, they are not discounted.

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

Financial liabilities
Trade and other payables and borrowings are initially recognized at the fair value of the consideration received, net of transaction costs. They are subsequently measured at amortized cost using the effective interest method.

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

Provisions
Provisions are recognised when the Group has a present (legal or constructive) obligation as a result of a past event, it is probable the Group will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation. If the time value of money is material, provisions are discounted using a current pre-tax rate specific to the liability. The increase in the provision resulting from the passage of time is recognised as a finance expense.

Employee benefits

Short-term employee benefits
Liabilities for wages and salaries, including non-monetary benefits, annual leave and long service leave expected to be settled wholly within 12 months of the reporting date are measured at the amounts expected to be paid when the liabilities are settled.

Other long-term employee benefits
The liability for annual leave and long service leave not expected to be settled within 12 months of the reporting date are measured at the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service.

Share-based payments
Equity-settled share-based compensation benefits are provided to employees. Equity-settled transactions are awards of shares, or options over shares and restricted stock units (‘RSUs’), that are provided to employees in exchange for the rendering of services.

The cost of equity-settled transactions is measured at fair value on grant date. Fair value is independently determined using the Black-Scholes-Merton option pricing model and Monte-Carlo simulations which take into account the exercise price, the term of the option or the RSU, the impact of dilution, the share price at grant date, expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option, together with non-vesting conditions that do not determine whether the Group receives the services that entitle the employees to receive payment.

Iris Energy Limited
Notes to the consolidated financial statements
30 June 2023
Note 2.  Significant accounting policies (continued)

The cost of equity-settled transactions are recognized as an expense with a corresponding increase in equity over the vesting period. The cumulative charge to profit or loss is calculated based on the grant date fair value of the award, the best estimate of the number of awards that are likely to vest and the expired portion of the vesting period. The amount recognized in profit or loss for the period is the cumulative amount calculated at each reporting date less amounts already recognized in previous periods.

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

If equity-settled awards are cancelled or settled during the vesting period (other than a grant cancelled by forfeiture when the vesting conditions are not satisfied), this is treated as an acceleration of vesting and the amount that otherwise would have been recognised for services received over the remainder of the vesting period will be recognized immediately through share-based payments expense in the profit or loss.

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

Fair value is measured using the assumptions that market participants would use when pricing the asset or liability, assuming they act in their economic best interests. For non-financial assets, the fair value measurement is based on its highest and best use, determined by maximization of value by way of continuing use or sale to third party.Valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, are used, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

Assets and liabilities measured at fair value are classified into three levels, using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. Classifications are reviewed at each reporting date and transfers between levels are determined based on a reassessment of the lowest level of input that is significant to the fair value measurement.Transfers between levels of the fair value hierarchy are recognized at the end of the reporting period in which they occur.

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

Issued capital
Ordinary shares are classified as equity because they represent ownership in the company and do not have an obligation to be repurchased or settled in cash or other financial assets. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

Earnings per share

Basic earnings per share
Basic earnings per share is calculated by dividing the profit attributable to the owners of Iris Energy Limited, by the weighted average number of ordinary shares outstanding during the financial year. The weighted average number of shares is also adjusted for any ordinary shares to be issued under mandatorily convertible instruments issued by the Group.

Iris Energy Limited
Notes to the consolidated financial statements
30 June 2023

Note 2.  Significant accounting policies (continued)

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

Goods and Services Tax (GST) and other similar taxes
Revenues, expenses and assets are recognized net of the amount of associated GST, unless the GST incurred is not recoverable from the tax authority. In this case it is recognized as part of the cost of the acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the tax authority is included in other receivables or other payables in the consolidated statements of financial position.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the tax authority, are presented as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the tax authority.

Mining hardware prepayments
Mining hardware prepayments represent payments made by the Group for the purchase of mining hardware that were yet to be delivered as of the end of the financial year. These prepayments are in accordance with payment schedules set out in relevant purchase agreements with hardware manufacturers.

Rounding of amounts
Amounts in this report have been rounded off to the nearest thousand dollars, or in certain cases, the nearest dollar.

New or amended Accounting Standards and Interpretations adopted
The Group has adopted all of the new or amended IFRS and Interpretations as issued by the IASB that are mandatory for the current reporting period.

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

Share-based payment transactions
The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by using the Black-Scholes-Merton option-pricing model and Monte-Carlo simulations which take into account the terms and conditions upon which the instruments were granted. Management has exercised its best judgements in determining the key inputs for the valuation models used which includes volatility, grant-date share price, expected term and the risk-free rate. Refer note 31 for further information and key assumptions.

Iris Energy Limited
Notes to the consolidated financial statements
30 June 2023
Note 3.  Critical accounting judgements, estimates and assumptions (continued)
Estimation of useful lives of assets
The Group determines the estimated useful lives and related depreciation charges for its property, plant and equipment. The useful lives could change significantly as a result of technical innovations or some other event. The depreciation charge will increase where the useful lives are less than previously estimated lives, or technically obsolete or non-strategic assets that have been abandoned or sold will be written off or written down.

Impairment of non-financial assets
The Group assesses impairment of non-financial assets other than goodwill at each reporting date by evaluating conditions specific to the Group and to the particular asset that may lead to impairment. If an impairment trigger exists, the recoverable amount of the asset is determined. This involves assessing the value of the asset at FVLCOD or using VIU models which incorporate a number of key estimates and assumptions. No triggers existed at the reporting date which suggested any additional impairment of assets was necessary.

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

Going concern
The assessment of going concern requires management to make judgements based on projections of the operating cash flows generated by the Group, which is subject to a number of key assumptions. The Group has determined there is material uncertainty that may cast significant doubt on the Group’s ability to continue as a going concern but has concluded it is appropriate to prepare the consolidated financial statements on a going concern basis. Refer to Note 2 for further information.

Provisions
Provisions are recorded for present obligations arising from past events where settlement is expected to result in an outflow of resources. The Group has recorded provisions for sales tax at the best estimate of expenditure required to settle the obligation. Management makes assessments of provisions based on the expectations of probability of outcome and expectations of settlement which is inherently subject to uncertainty. Refer to Note 18 for further information.

Functional currency determination
The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of functional currency is conducted through an analysis of the consideration factors identified in IAS 21 “The Effects of Changes in Foreign Exchange Rates” and may involve certain judgements to determine the primary economic environment. The Company reconsiders the functional currency of its entities if there is a change in events and conditions which determine the primary economic environment. Significant changes to those underlying factors could cause a change to the functional currency.

Iris Energy Limited
Notes to the consolidated financial statements
30 June 2023

Note 4.  Operating segments

Identification of reportable operating segments
The Group operates within one operating segment, being the operation of building and operating data center sites for the purpose of Bitcoin mining and reports to the Chief Operating Decision Maker on the performance of the Group as a whole.

Major customers
The Group generated 100% (2022: 100%, 2021: 100%) of Bitcoin mining revenues through the provision of computing power to two (2022: two, 2021: three) Bitcoin mining pools for the year ended 30 June 2023.

Geographical information
Non-current assets, excluding deferred tax assets, are located in the following geographical locations:
	Consolidated
	30 June 2023	30 June 2022
	US$’000	US$’000

Australia	867	810

North America	241,969	406,820

Note 5.  Other income

	Consolidated
	Year ended 30 June 2023	Year ended 30 June 2022	Year ended 30 June 2021 (restated*)
	US$’000	US$’000	US$’000

Net gain on disposal of other assets	3,117	-	-
Government grants	-	-	165
Insurance recoveries	-	-	418
Other	20	12	7

Other income	3,137	12	590

Note 6.  Depreciation

	Consolidated
	Year ended 30 June 2023	Year ended 30 June 2022	Year ended 30 June 2021 (restated*)
	US$’000	US$’000	US$’000

Depreciation of property, plant and equipment	30,636	7,682	1,209
Depreciation of right-of-use assets	220	59	43

	30,856	7,741	1,252

Iris Energy Limited
Notes to the consolidated financial statements
30 June 2023
Note 7.  Other operating expenses

	Consolidated
	Year ended 30 June 2023	Year ended 30 June 2022	Year ended 30 June 2021 (restated*)
	US$’000	US$’000	US$’000

Insurance	5,687	5,065	95
Sponsorship and marketing	716	305	29
Short term office and equipment rental	773	177	92
Charitable donations	164	464	-
Site expenses	3,789	1,644	170
Filing fees	76	462	1
Site identification costs	15	258	-
Non-refundable sales tax (See Note 18 - Provisions)	4,972	2,469	-
Non-refundable provincial sales tax	371	-	-
Other expenses	2,259	861	79

	18,822	11,705	466
Note 8.  Finance expense

	Consolidated
	Year ended 30 June 2023	Year ended 30 June 2022	Year ended 30 June 2021 (restated*)
	US$’000	US$’000	US$’000

Interest expense on borrowings	15,213	5,343	311
Interest expense on hybrid financial instruments	-	26,748	14,182
Interest expense on lease liabilities	112	99	22
Amortization of capitalized borrowing costs	1,038	2,508	1,968
Loss on embedded derivatives held at fair value through profit or loss	-	390,743	44,692

	16,363	425,441	61,175

Interest expense on borrowings includes late fees and interest charged on third-party loans held by IE CA 3 Holdings Ltd and IE CA 4 Holdings Ltd. See note 17 for further information.

Iris Energy Limited
Notes to the consolidated financial statements
30 June 2023
Note 9.  Income tax expense

	Consolidated
	Year ended 30 June 2023	Year ended 30 June 2022	Year ended 30 June 2021 (restated*)
	US$’000	US$’000	US$’000

Numerical reconciliation of income tax expense and tax at the statutory rate
Loss before income tax expense	(169,481)	(417,046)	(59,151)

Tax at the statutory tax rate of 30% (2022: 30%, 2021: 26%)	(50,844)	(125,114)	(15,379)

Tax effect amounts which are not deductible in calculating taxable income:
Non-deductible/non-allowable items	4,756	128,643	16,061

	(46,088)	3,529	682
Current year tax losses not recognized	28,349	534	704
Recognition of previously unrecognized tax losses	-	(1,019)	(240)
Difference in overseas tax rates	1,979	203	(3)
Impact of future tax rate changes	-	-	94
Current year temporary differences not recognised	-	-	2
Prior year tax over/(under) provisions	(212)	(523)	-
Deconsolidation of Non-recourse SPVs	18,362	-	-

Income tax expense	2,390	2,724	1,239

	Consolidated
	Year ended 30 June 2023	Year ended 30 June 2022	Year ended 30 June 2021 (restated*)
	US$’000	US$’000	US$’000

Income tax expense
Current tax expense/(benefit)	(1,013)	672	532
Deferred tax expense	3,403	2,052	707

Income tax expense	2,390	2,724	1,239

Iris Energy Limited
Notes to the consolidated financial statements
30 June 2023
Note 9.  Income tax expense (continued)
	Consolidated
	30 June 2023	30 June 2022	30 June 2021 (restated*)
	US$’000	US$’000	US$’000

Unrecognized deferred tax assets
Available tax losses	136,849	19,268	7,239

Tax effect at the applicable tax rate for each jurisdiction	39,238	5,117	1,887

Deferred tax asset on tax losses recognized to the extent of taxable temporary differences	10,761	3,854	798
Deferred tax asset on losses not recognized	28,477	1,263	1,089

The total available tax losses above have not been recognized in the consolidated statement of financial position. These tax losses can only be utilized against availability of future available profits. These tax losses are not expected to expire.

Recognized deferred tax assets and liabilities
The following are the deferred tax assets and liabilities recognised by the Group and movements during the years ended 30 June 2023 and 30 June 2022:

	Tax losses	Employee benefits	Property, plant and equipment	Unrealized foreign exchange losses	Capital raising costs	Other deferred tax assets	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Deferred tax assets
Movement in balances
As at 1 July 2021	798	31	-	-	82	-	911
(Charge)/credit to profit or loss	3,056	82	15	725	(260)	1,222	4,840
(Charge)/credit direct to equity	-	-	-	-	4,805	-	4,805
As at 30 June 2022	3,854	113	15	725	4,627	1,222	10,556
Offset against deferred tax liabilities							(8,321)
As at 30 June 2022							2,235

As at 1 July 2022	3,854	113	15	725	4,627	1,222	10,556
(Charge)/credit to profit or loss	6,907	(381)	(15)	(691)	(666)	1,117	6,272
As at 30 June 2023	10,761	(268)	-	34	3,961	2,339	16,827
Offset against deferred tax liabilities							(16,819)
As at 30 June 2023							8

	Property, plant and equipment	Unrealized foreign exchange gains	Other deferred tax liabilities	Total
	US$’000	US$’000	US$’000	US$’000

Deferred tax liabilities
Movement in balances
As at 1 July 2021	(798)	(820)	-	(1,618)
(Charge)/credit to profit or loss	(3,894)	(2,651)	(347)	(6,892)
Charge direct to equity	-	-	-	-
As at 30 June 2022	(4,692)	(3,471)	(347)	(8,510)
Offset against deferred tax assets				8,321
As at 30 June 2022				(189)

As at 1 July 2022	(4,692)	(3,471)	(347)	(8,510)
(Charge)/credit to profit or loss	(7,426)	(1,540)	(708)	(9,674)
Charge direct to equity	-	-	-	-
As at 30 June 2023	(12,118)	(5,011)	(1,055)	(18,184)
Offset against deferred tax assets				16,819
As at 30 June 2023				(1,365)

Iris Energy Limited
Notes to the consolidated financial statements
30 June 2023
Note 10.  Cash and cash equivalents

	Consolidated
	30 June 2023	30 June 2022
	US$’000	US$’000

Cash at bank	38,657	109,970
Cash on deposit (cash equivalents)	30,237	-

	68,894	109,970

Note 11.  Other receivables

	Consolidated
	30 June 2023	30 June 2022
	US$’000	US$’000

Current assets
Share issuances proceeds	1,581	-
Advanced loan proceeds	-	2,320
Provincial sales tax receivable	122	10,023
Interest receivable	-	75
Other receivable	97	1
GST receivable	4,743	11,235

	6,543	23,654

Note 12.  Mining hardware prepayments

	Consolidated
	30 June 2023	30 June 2022
	US$’000	US$’000

Non-current assets
Mining hardware prepayments	68	158,184

As a result of an agreement signed on 8 February 2023, the Group utilized all remaining prepayments under its 10 EH/s contract with Bitmain, which included a concurrent sale of 2.3 EH/s of the remaining 6.7 EH/s contracted miners to a third party, to acquire 4.4 EH/s with no additional cash outlay.

During the year ended 30 June 2023, an impairment of $12,961,000 was recorded in relation to mining hardware prepayments of which $11,301,000 related to the above utilization of all prepayments under the 10 EH/s contract with Bitmain. An impairment of $1,660,000 was recorded against mining hardware prepayments held by IE CA 3 Holdings Ltd reducing the underlying carrying amount of the mining hardware prepayments held by IE CA 3 Holdings Ltd to $2,381,000 which were derecognized by the Group on deconsolidation of the entity on 03 February 2023. See note 16.

Note 13. Prepayments and other assets

	Consolidated
	30 June 2023	30 June 2022
	US$’000	US$’000

Current assets
Security deposits	2,420	18,972
Prepayments	11,373	7,658

	13,793	26,630

Iris Energy Limited
Notes to the consolidated financial statements
30 June 2023
Note 14.  Property, plant and equipment

	Consolidated
	30 June 2023	30 June 2022
	US$’000	US$’000

Land - at cost	1,803	1,836

Buildings - at cost	153,100	13,768
Less: Accumulated depreciation	(5,042)	(686)
	148,058	13,082

Plant and equipment - at cost	4,145	3,564
Less: Accumulated depreciation	(712)	(364)
	3,433	3,200

Mining hardware - at cost	115,024	171,120
Less: Accumulated depreciation	(15,709)	(7,973)
Less: Accumulated impairment	(25,934)	-
	73,381	163,147

Development assets - at cost	14,427	66,297

	241,102	247,562

Reconciliations
Reconciliations of the written down values at the beginning and end of the current and previous financial year are set out below:

	Land	Buildings	Plant and equipment	Mining hardware	Development assets	Total
Consolidated	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Balance at 1 July 2021	403	3,280	2,687	3,921	5,644	15,935
Additions	1,466	10,603	844	168,899	61,650	243,462
Disposals	-	-	-	(28)	-	(28)
Exchange differences	(33)	(330)	(114)	(2,651)	(997)	(4,125)
Depreciation expense (note 6)	-	(471)	(217)	(6,994)	-	(7,682)

Balance at 30 June 2022	1,836	13,082	3,200	163,147	66,297	247,562
Additions	-	22,467	673	163,663	67,866	254,669
Deconsolidation of subsidiaries				(90,054)		(90,054)
Disposals	(6)	-	-	(39,046)	-	(39,052)
Exchange differences	(27)	2,852	(93)	(7,826)	(4,685)	(9,779)
Impairment of assets	-	-	-	(90,524)	(1,084)	(91,608)
Transfers in/(out)	-	113,967	-	-	(113,967)	-
Depreciation expense (note 6)	-	(4,310)	(347)	(25,979)	-	(30,636)

Balance at 30 June 2023	1,803	148,058	3,433	73,381	14,427	241,102

Depreciation of mining hardware commences once units are installed onsite and available for use.
Development assets include costs related to the development of data center infrastructure at Childress, Texas along with other early-stage development costs. Details of impairment expense recorded is set out in note 16.

Iris Energy Limited
Notes to the consolidated financial statements
30 June 2023
Note 15.  Right-of-use assets

	Consolidated
	30 June 2023	30 June 2022
	US$’000	US$’000

Non-current assets
Land and buildings - right-of-use asset	1,649	1,309
Less: Accumulated depreciation	(275)	(56)

	1,374	1,253

Reconciliations
Reconciliations of the written down values at the beginning and end of the current and previous financial year are set out below:

	Prepaid hosting fees	Land and buildings	Total
Consolidated	US$’000	US$’000	US$’000

Balance at 1 July 2021	361	1,043	1,404
Additions	-	298	298
Disposals	(185)	-	(185)
Exchange differences	-	(38)	(38)
Impairment of assets	(167)	-	(167)
Depreciation (note 6)	(9)	(50)	(59)

Balance at 30 June 2022	-	1,253	1,253
Additions	-	373	373
Exchange differences	-	(32)	(32)
Depreciation (note 6)	-	(220)	(220)

Balance at 30 June 2023	-	1,374	1,374

The land and buildings right-of-use asset represents a 30-year lease of a site in Prince George, B.C., Canada, a 3-year lease of a corporate office in Sydney, Australia and a 5-year corporate office lease in Vancouver, B.C., Canada.

Note 16.  Goodwill and impairment

	Consolidated
	30 June 2023	30 June 2022
	US$’000	US$’000
Non-current assets
Goodwill - at cost	617	634
Less: Impairment	(617)	-

	-	634

Reconciliations of the goodwill balance at the beginning and end of the current and previous financial year is set out below:
Goodwill
US$’000
Balance at 1 July 2021	659
Exchange differences	(25)

Balance at 30 June 2022	634
Exchange differences	(31)
Impairment	(603)

Balance at 30 June 2023	-

Iris Energy Limited
Notes to the consolidated financial statements
30 June 2023
Note 16. Goodwill and impairment (continued)

The Group tests whether goodwill is impaired on an annual basis or when indicators of impairment exist. To determine if goodwill is impaired, the carrying value of the identified Cash Generating Unit (CGU) to which the goodwill is allocated is compared to its recoverable amount. For the years ended 30 June 2023 and 30 June 2022 the Group operated as a single CGU.

The recoverable amount of the CGU is based on ‘value in use’ (‘VIU’) calculations, determined by discounting the future cash flows to be generated from continuing the use of the CGU.

As at 31 December 2022 an impairment analysis was prepared as it was determined that impairment indicators existed for the CGU.

Cash flow projections were prepared based on management’s best estimates covering a three-year period. Cash flows beyond this three-year period were extrapolated using a growth rate of 2.5% which did not exceed the long-term average growth rate for the business. The Group applied a pre-tax discount rate of 19.5% to discount the forecast future cash flows attributable to the CGU.

In forecasting cash flows over the three-year period, management assumed a Bitcoin price and global hashrate based on historic data, completion of key construction sites within the Group, and electricity costs remain within the current regulated levels in British Columbia, Canada and at forecasted external market pricing in unregulated markets.

Based on the assessment performed, management determined that the Group’s carrying value was not supported by its recoverable amount. Based on the associated VIU projections, the Group impaired its goodwill of $617,000 to $nil. The impairment expense described above had been recognized in the consolidated statements of profit or loss as impairment of assets.
Given the VIU did not support the carrying amount of the CGU, management also estimated the fair value less cost of disposal ('FVLCOD') of the assets in the CGU. This was performed using the market approach, based on observable market prices for similar assets. As a result, an impairment of $25,700,000 was recognized on the Group’s mining hardware. The analysis supported the carrying value of the Group’s infrastructure assets (Land, Buildings, Plant and equipment). Refer note 14.

The Group separately assessed the assets held by IE CA 3 Holdings Ltd. and IE CA 4 Holdings Ltd. (‘Non-Recourse SPVs’) for impairment. In performing this assessment, the Group determined that the Non-Recourse SPVs were unlikely to generate future cash flows for the Group and therefore assessed the Non-Recourse SPVs as a separate CGU for impairment testing. This separate impairment assessment resulted in impairment of $66,484,000 recorded in relation to the Non-Recourse SPVs.

Reconciliation
Impairment recorded during the year ended 30 June 2023 comprised of the following:

Year ended 30 June 2023
US$'000

Goodwill	603
Mining hardware	25,700
Mining hardware – Non-Recourse SPVs	64,824
Mining hardware prepayments	11,301
Mining hardware prepayments – Non-Recourse SPVs	1,660
Development assets	1,084

Impairment of assets	105,172

The impairment expense described above has been recognized in the consolidated statements of profit or loss as impairment of assets. For the years ended 30 June 2022 and 30 June 2021 the Group recorded $167,000 and $432,000 of impairment respectively in relation to right of use assets, buildings and older generation mining hardware assets.

As at June 30, 2023, the Company has not observed any new factors that would require a new impairment test for the property, plant and equipment.

Iris Energy Limited
Notes to the consolidated financial statements
30 June 2023
Note 17.  Borrowings and lease liabilities

	Consolidated
	30 June 2023	30 June 2022
	US$’000	US$’000

Current liabilities
Mining hardware finance	-	61,988
Capitalized borrowing costs - mining hardware finance	-	(1,774)
Mining hardware finance accrued interest	-	189
Lease liability	192	81

	192	60,484
Non-current liabilities
Mining hardware finance	-	47,421
Capitalized borrowing costs – mining hardware finance	-	(803)
Lease liability	1,256	1,185

	1,256	47,803

	1,448	108,287

Iris Energy Limited
Notes to the consolidated financial statements
30 June 2023
Note 17. Borrowings and lease liabilities (continued)

Mining hardware finance
Prior to 30 June 2022, three of the Group’s subsidiaries (namely, IE CA 2 Holdings Ltd., IE CA 3 Holdings Ltd. and IE CA 4 Holdings Ltd) entered into separate limited recourse equipment finance and security agreements with third-party financiers. During the year ended 30 June 2023, IE CA 2 Holdings Ltd. repaid the outstanding amounts under its respective facilities with the third-party lender.

On 4 November 2022, IE CA 3 Holdings Ltd. and IE CA 4 Holdings Ltd received notices of defaults from the lender under their respective limited recourse facilities alleging the occurrence of certain defaults and potential events of default and purporting to declare the loans under each of the Non-Recourse SPV facilities immediately due and payable. The Group subsequently lost control of IE CA 3 Holdings Ltd. and IE CA 4 Holdings Ltd. on appointment of a receiver to these entities (refer to note 27 for further details).

Lease liabilities
The Group’s lease liabilities include a 30-year lease of a site in Prince George, B.C., Canada, a 3-year lease of a corporate office in Sydney, Australia and a 5-year corporate office lease in Vancouver, B.C., Canada. A reconciliation of lease liabilities is set out below, an undiscounted contractional maturity analysis of lease liabilities is included in Note 24.

Reconciliation	US$’000
Balance as at 1 July 2021	1,010
Additions	297
Lease charges	(106)
Finance charges	101
Exchange differences	(36)
Balance as at 30 June 2022	1,267
Additions	390
Lease charges	(332)
Finance charges	166
Exchange differences	(42)
Balance as at 30 June 2023	1,448
Current portion	192
Non-current portion	1,256

Iris Energy Limited
Notes to the consolidated financial statements
30 June 2023
Note 18.  Provisions

	Consolidated
	30 June 2023	30 June 2022
	US$’000	US$’000

Current liabilities
Non-refundable sales tax	6,172	2,469

Non-Refundable Sales Tax
The Canada Revenue Agency (‘CRA’) is currently conducting an audit of input tax credits (‘ITCs’) claimed by several of the Group’s Canadian subsidiaries. The CRA has issued an assessment in relation to one of the subsidiaries which, the Directors believe may be applied across the Group’s Canadian subsidiaries. Under the proposed decision, the CRA has noted that ITCs claimed by the Group would be allowed. However, the Canadian subsidiaries would also be required to remit an amount of 5% on services exported to the Australian parent under an intercompany service agreement. The export of services typically attract a 0% rate of GST in Canada. If GST were to apply to these services at a rate of 5%, the Australian parent may not be permitted to recover this tax.

The Group has submitted additional information to the CRA to further support the ITCs claimed and the 0% rate applied to the exported services and submitted a formal notice of objection to the CRA in November 2022. The CRA has acknowledged receipt of the appeal application however has not yet provided any further correspondence to the Group.

Recent amendments made to Canadian Tax legislation in June 2023 are being considered by the relevant subsidiaries and the CRA. To date, the CRA has not issued any interpretation guidance on the new legislation or proposed any potential changes to previous conclusions communicated to subsidiaries of the Group. Consequently, the affected subsidiaries continue to accrue a provision in line with the aforementioned methodology.

Note 19.  Trade and other payables

	Consolidated
	30 June 2023	30 June 2022
	US$'000	US$'000

Current liabilities
Trade payables	11,544	13,230
Other payables	-	197
Employment tax payables	2,207	-
Accrued expenses	2,893	5,386

	16,644	18,813

Iris Energy Limited
Notes to the consolidated financial statements
30 June 2023
Note 20.  Issued capital

	Consolidated
	30 June 2023	30 June 2022	30 June 2023	30 June 2022
	Shares	Shares	US$’000	US$’000

Ordinary shares - fully paid and unrestricted	64,747,477	53,028,867	965,857	926,581

Movements in ordinary share capital

Details	Date	Shares	US$’000

Balance	1 July 2021	19,828,593	10,338
Conversion of hybrid financial instruments		24,835,118	695,383
Ordinary shares issued (IPO)		8,269,231	231,539
Share-based payments, prepaid in advance		95,925	177
IPO capital raise costs, net of tax		-	(10,856)

Balance	1 July 2022	53,028,867	926,581
Shares issued under Committed Equity Facility		11,089,357	39,939
Unpaid shares issued under Committed Equity Facility		364,967	1,642
Shares issued for services		260,286	500
Equity settled share-based payments		4,000	15
Capital raise costs		-	(2,820)

Balance	30 June 2023	64,747,477	965,857

Refer note 33 for further information on B Class restricted shares issued.
Ordinary shares
Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the Company in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have no par value and the Company does not have a limited amount of authorized capital.

Committed Equity Facility
On 23 September 2022 Iris Energy entered into a share purchase agreement with B. Riley Principal Capital II, LLC (“B. Riley”) to establish a committed equity facility (“ELOC”), pursuant to which Iris Energy may, at its option, sell up to US$100 million of ordinary shares to B. Riley over a two-year period. A resale registration statement relating to shares sold to B. Riley under the ELOC was declared effective by the SEC on 26 January 2023. During the year 11,454,324 shares were issued under the facility raising gross proceeds of $41,581,000. An additional $1,802,000 was raised through the sale of 388,845 shares from trades which were executed in June 2023 and subsequently issued and settled in July 2023.

Initial Public offering
The Company listed 55,036,108 ordinary shares on Nasdaq as part of an IPO on 17 November 2021. 8,269,231 ordinary shares were issued as part of this offering at a price of $28.00. Total proceeds (net of underwriting fees) of $215,331,000 were raised by the Group as part of this offering.

Conversion of hybrid financial instruments
On 16 November 2021, immediately prior to the IPO on Nasdaq, all hybrid financial instruments (convertible notes and simple agreement for future equity ‘SAFE’) converted to equity in accordance with the underlying deeds. 24,835,118 ordinary shares were issued to noteholders on conversion of these instruments resulting in a corresponding increase in issued capital of $695,383,000 (based on a conversion share price fair value of $28.00 on 16 November 2021). There are no outstanding convertible instruments as at 30 June 2023 (30 June 2022: none).

Loan-funded shares
As at 30 June 2023, there are 1,954,049 (30 June 2022: 1,954,049) restricted ordinary shares issued to management under the Employee Share Plan as well as certain non-employee founders of Podtech Innovation Inc. The total number of ordinary shares outstanding (including the loan funded shares) is 66,701,526 as at 30 June 2023 (30 June 2022: 54,982,916).

Iris Energy Limited
Notes to the consolidated financial statements
30 June 2023
Note 20.  Issued capital (continued)
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
Note 21.  Reserves

	Consolidated
	30 June 2023	30 June 2022
	US$’000	US$’000

Foreign currency translation reserve	(34,655)	(21,014)
Share-based payments reserve (note 31)	28,435	14,200

	(6,220)	(6,814)

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

Note 22.  Dividends

There were no dividends paid, recommended or declared during the current or previous financial year.

Note 23.  Earnings per share

	Year ended 30 June 2023	Year ended 30 June 2022	Year ended 30 June 2021 (restated*)
	US$’000	US$’000	US$’000

Loss after income tax	(171,871)	(419,770)	(60,390)

	Number	Number	Number

Weighted average number of shares used in calculating basic earnings per share	54,775,571	40,941,074	20,629,327
Weighted average number of shares used in calculating diluted earnings per share	54,775,571	40,941,074	20,629,327

	Cents	Cents	Cents

Basic earnings per share	(313.77)	(1,025.30)	(292.74)

Diluted earnings per share	(313.77)	(1,025.30)	(292.74)

As the Group has recorded a loss after tax for all years presented, any potential ordinary shares are antidilutive.

Iris Energy Limited
Notes to the consolidated financial statements
30 June 2023

Note 24.  Financial instruments

Financial risk management objectives
The Group has a simple capital structure and its principal financial assets are cash and cash equivalents and other receivables (except for sales tax receivables). The Group is subject to market risk by way of being exposed to daily volatility in the Bitcoin price and variations in foreign exchange rates. The Group has limited exposure to credit risk. The Group primarily holds cash and cash equivalents with regulated authorized deposit taking institutions which have strong credit ratings. The Group may also be exposed to liquidity and capital risk, due to the nature of operations and the requirements to incur capital expenditure.

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

The Group’s exposure to foreign currency risk arises when a Group entity holds a financial asset or liability in a currency other than the functional currency of that entity. At the end of the reporting period, the Group’s exposure to foreign currency risk was as follows (denominated in US Dollars):

	Financial assets		Financial liabilities
	30 June 2023	30 June 2022	30 June 2023	30 June 2022
	US$’000	US$’000	US$’000	US$’000

US dollars	96,888	96,648	32,619	110,265
Canadian dollars	124,549	154,328	37,390	30,135

	221,437	250,976	70,009	140,400

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

	Strengthened			Weakened
30 June 2023	Change %	Effect on profit before tax US$’000	Effect on equity US$’000	Change %	Effect on profit before tax US$’000	Effect on equity US$’000

US dollar	10%	5,843	5,843	10%	(7,141)	(7,141)
Canadian dollar	10%	4,267	4,267	10%	(4,267)	(4,267)
Australian dollar	10%	(10,854)	(10,854)	10%	10,534	10,534

		(744)	(744)		(874)	(874)

Price risk
The Group is exposed to daily price risk on Bitcoin rewards it generates through contributing computing power to mining pools. Bitcoin rewards are typically liquidated on a daily basis and no Bitcoin is held as at the reporting period end (30 June 2022: nil).
Bitcoin currency prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the global political and economic conditions. The profitability of the Group is directly related to the current and future market price of digital currencies. A decline in the market prices for digital currencies could negatively impact the Group’s future operations. The Group has not hedged the conversion of any of its sales of Bitcoin.

Iris Energy Limited
Notes to the consolidated financial statements
30 June 2023
Note 24.  Financial instruments (continued)

Interest rate risk
The Group is has limited exposure to interest rate risk, which is the risk that a financial instrument’s value will fluctuate as a result of changes in the market interest rates on variable interest-bearing financial instruments. The Group does not, at this time, use derivatives to mitigate these exposures. The Group’s cash and cash equivalents consist of balances available on demand which are held with regulated financial institutions and do not expose the Group to significant interest rate risk.

Credit risk
The Group’s exposure to credit risk is primarily related to its potential counterparty credit risk with exchanges, mining pools and regulated financial institutions. It mitigates credit risk associated with mining pools and exchanges by maintaining relationships with various alternative mining pools and transferring fiat currency to its Australian bank account on a regular basis. The Group cash and cash equivalents consists of balances held with regulated, listed financial institutions. The Group regularly monitors industry developments, actively monitors concentration risks with each financial institution and primarily holds balances on demand with A-1 rated institutions (based on Standard & Poor’s ratings).

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

Remaining contractual maturities
The following table details the Group’s remaining contractual maturity for its financial instruments and other liabilities. The table presents the undiscounted cash flows of financial liabilities based on the earliest date on which the financial liabilities are required to be paid. The table includes both interest and principal cash flows disclosed as remaining contractual maturities and therefore these totals may differ from their carrying amount in the consolidated statement of financial position.

	Weighted average contractual interest rate	1 year or less	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Remaining contractual maturities
30 June 2023%		US$'000	US$'000	US$'000	US$'000	US$'000

Non-derivatives
Trade and other payables	-	13,541	-	-	-	13,541
Lease liabilities	-	335	326	446	2,270	3,377
Total non-derivatives		13,876	326	446	2,270	16,918

	Weighted average contractual interest rate	1 year or less	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Remaining contractual maturities
30 June 2022%		US$’000	US$’000	US$’000	US$’000	US$’000

Non-derivatives
Trade and other payables	-	18,813	-	-	-	18,813
Mining hardware finance	11.35%	61,988	47,421	-	-	109,409
Lease liabilities	-	207	222	443	2,435	3,307
Total non-derivatives		81,008	47,643	443	2,435	131,529

Iris Energy Limited
Notes to the consolidated financial statements
30 June 2023
Note 25.  Fair value measurement

Fair value hierarchy
Assets and Liabilities that are measured in the consolidated statements of financial position at fair value are categorized into a three-level hierarchy based on the priority of the inputs to the valuation. The categorization within the hierarchy is based on the lowest level input that is significant to the fair value measurement, being:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3: Unobservable inputs for the asset or liability

There were no transfers between levels during the financial years ended 30 June 2022 and 30 June 2023. The carrying amounts of other receivables, trade and other payables and borrowings are assumed to approximate their fair values due to their short-term nature and are excluded from the hierarchy.

Note 26.  Commitments

As at 30 June 2023, the Group had commitments of $7,481,000 (30 June 2022: $346,623,000) which are payable within the year ended 30 June 2024. These commitments include committed capital expenditure on infrastructure related to site development.

The committed amounts are payable as set out below:

	Consolidated
	30 June 2023	30 June 2022
	US$’000	US$’000

Amounts payable within 12 months of balance date:	7,481	322,706
Amounts payable after 12 months of balance date:	-	23,917

	7,481	346,623

Iris Energy Limited
Notes to the consolidated financial statements
30 June 2023
Note 27. Interests in subsidiaries

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in note 2:

		Beneficial Ownership interest
Name	Principal place of business / Country of incorporation	30 June 2023%	30 June 2022%

Iris Energy Custodian Pty Ltd	Australia	100%	100%
SA 1 Holdings Ltd	Australia	100%	100%
SA 2 Holdings Ltd	Australia	100%	100%
Podtech Data Centers Inc.	Canada	100%	100%
IE CA 1 Holdings Ltd	Canada	100%	100%
IE CA 2 Holdings Ltd	Canada	100%	100%
IE CA 3 Holdings Ltd*	Canada	-	100%
IE CA 4 Holdings Ltd*	Canada	-	100%
IE CA 5 Holdings Ltd	Canada	100%	100%
IE CA Development Holdings Ltd	Canada	100%	100%
IE CA Development Holdings 2 Ltd	Canada	100%	100%
IE CA Development Holdings 3 Ltd	Canada	100%	100%
IE CA Development Holdings 4 Ltd	Canada	100%	100%
IE CA Development Holdings 5 Ltd	Canada	100%	100%
IE US 1, Inc.	United States of America	100%	100%
Iris Energy Holdings Pty Ltd	Australia	100%	100%
TAS 1 Holdings Ltd	Australia	100%	100%
IE CA Development Holdings 7 Ltd	Canada	100%	100%
IE US Development Holdings 1 Inc	United States of America	100%	100%
IE US Holdings Inc	United States of America	100%	100%
IE US Development Holdings 3 Inc	United States of America	100%	100%
IE US Development Holdings 4 Inc	United States of America	100%	100%
IE US Operations Inc	United States of America	100%	100%
IE US Hardware 1 Inc	United States of America	100%	100%
IE US Hardware 2 Inc	United States of America	100%	100%
IE US Hardware 3 Inc	United States of America	100%	100%
IE US Hardware 4 Inc	United States of America	100%	100%

*On 4 November 2022, IE CA 3 Holdings Ltd. and IE CA 4 Holdings Ltd. (‘Non-Recourse SPVs’) received notices of defaults from the lenders under their respective limited recourse facilities alleging the occurrence of certain defaults and potential events of default, and purporting to declare the loans under each of the Non-Recourse SPV facilities immediately due and payable. The lender filed a petition with the British Columbia Supreme Court, primarily seeking the appointment of PwC as receiver over the assets and undertakings of the Non-Recourse SPVs, which the court accepted, subsequently appointing PwC as the receiver of the Non-Recourse SPVs on 3 February 2023. The Group ceased control of the Non-Recourse SPVs on 3 February 2023, being the date of appointment of the receiver, and as such the entities have been deconsolidated from this date recording a gain on disposal of subsidiaries of $3,258,000.

Iris Energy Limited
Notes to the consolidated financial statements
30 June 2023
Note 28.  Reconciliation of loss after income tax to net cash from/(used in) operating activities

	Consolidated
	Year ended 30 June 2023	Year ended 30 June 2022	Year ended 30 June 2021
	US$'000	US$'000	US$'000

Loss after income tax expense for the year	(171,871)	(419,770)	(60,390)

Adjustments for:
Depreciation	30,856	7,741	1,252
Capital raising costs	-	4,212	-
Impairment of assets	105,172	167	432
Other income	(3,137)	-	-
Gain on disposal of subsidiaries	(3,258)	-	-
Gain/(loss) on disposal of property, plant and equipment	6,628	(12)	202
Foreign exchange loss/(gain)	5,055	(8,889)	(2,729)
Loss on embedded derivatives held at fair value through profit or loss	-	390,743	44,692
Accrued interest	11,223	26,748	14,182
Amortization of capitalized borrowing costs	1,038	2,508	1,968
Share-based payment expense	14,356	13,896	805

Change in operating assets and liabilities:
Decrease/(increase) in other receivables	17,641	(72)	(416)
Increase in deferred tax assets	(6,271)	(9,645)	(911)
Increase/(decrease) in trade and other payables	(5,800)	6,476	367
Increase/(decrease) in provision for income tax	(1,172)	671	533
Increase in deferred tax liabilities	9,674	6,892	1,618
Increase/(decrease) in employee benefits	(1,175)	2,026	66
Increase in other provisions	3,703	2,469	-
Decrease in operating deposits	-	-	90
Increase for prepayments and deposits	(6,617)	(4,604)	-

Net cash from operating activities	6,045	21,557	1,761

Note 29.  Non-cash investing and financing activities

	Consolidated
	Year ended 30 June 2023	Year ended 30 June 2022	Year ended 30 June 2021
	US$'000	US$'000	US$'000

Convertible notes issued in lieu of interest/referral fees	-	-	(463)
Mining hardware finance additional fee payable in cash or equity	-	(1,424)	(2,426)
Mining hardware finance prepayments made directly by third party financier	(3,420)	(37,980)	(1,458)
Additions to right of use assets	373	298	1,051
Share issuance proceeds under Committed Equity Facility	1,642	-	-

	(1,405)	(39,106)	(3,296)

Note 30. Contingent Liabilities

In addition to PwC continuing in their capacity as receiver in respect of the Non-Recourse SPVs, a hearing was held in June 2023 in The Supreme Court of British Columbia with respect to, among other things, claims brought by the lender, NYDIG ABL LLC, seeking remedies regarding the limited recourse equipment financing facilities entered into by the Non-Recourse SPVs. A judgement on these proceedings was delivered on 10 August 2023 which declared, among other things, that the transactions pursuant to hashpower services provided by the Non-Recourse SPVs to the Company to be void. On 21 August 2023, the Company filed a notice to appeal the judgement.

Iris Energy Limited
Notes to the consolidated financial statements
30 June 2023
Note 31.  Share-based payments

The Group has entered into a number of share-based compensation arrangements. Details of these arrangements, which are considered as options for accounting purposes, are described below:

Employee Share Plan
The Group’s Employee Share Plan is a loan-funded share scheme. These loan-funded shares generally vest subject to satisfying employment service periods (and in some cases, non-market-based performance milestones). The employment service periods are generally met in three equal tranches on the third, fourth and fifth anniversary of the grant date. Under this scheme, the Company issues a limited recourse loan (that has a maximum term of up to 9 years and 11 months) to employees for the sole purpose of acquiring shares in the Company. Upon disposal of any loan-funded shares by employees, the aggregate purchase price for the shares shall be applied by the Company to pay down the outstanding loan payable.

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

2021 Executive Director Liquidity and Price Target Options
On 20 January 2021, the Group’s board approved the grant of 1,000,000 options each to entities controlled by Daniel Roberts and William Roberts (each an Executive Director) to acquire ordinary shares at an exercise price of $3.868 (A$5.005) with an expiration date of 20 December 2025. All ‘Executive Director Liquidity and Price Target Options’ vested on completion of the IPO on 17 November 2021.

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

$75 Exercise Price Options
On 18 August 2021, the Group’s shareholders approved the grant of 2,400,000 long-term options each to entities controlled by Daniel Roberts and William Roberts to acquire ordinary shares at an exercise price of $75 per option (‘$75 Exercise Price Options’). These options were granted on 14 September 2021, and have a contractual exercise period of 12 years.

The $75 Exercise Price Options will vest in four tranches following listing of the Company, if the relevant ordinary share price is equal to or exceeds the corresponding vesting threshold and the relevant executive director has not voluntarily resigned as a director of the Company. The initial vesting thresholds are detailed below:

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

Iris Energy Limited
Notes to the consolidated financial statements
30 June 2023
Note 31. Share-based payments (continued)

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

2022 Long-Term Incentive Plan Restricted Stock Units
On July 1, 2022, our Board approved a new long term incentive plan under which participating employees have been granted RSUs in two equal tranches after three and four years of continued service, including a portion the vesting of which is also subject to the achievement of specified performance goals over this time period. RSUs issued under the new long term incentive plan are subject to other terms and conditions contained in the plan.

Under the terms of the plan, the Board maintains sole discretion over the administration, eligibility and vesting criteria of instruments issued under the LTIP.

During the year ended 30 June 2023, the following grants were made under the 2022 LTIP:

●
1,594,215 RSUs (of which 229,223 were issued to each of Daniel Roberts and William Roberts) to certain employees and key management personnel (‘KMP’) of the Group were issued RSUs of which 50% of each individual’s RSU grant will vest after 3.25 years and the remaining 50% will vest after 4.25 years, subject to the following criteria which is tested at the end of each respective vesting period:
- 80% vesting based on continued service with the Group over the vesting period; and
- 20% vesting based on total shareholder return (‘TSR’) against a peer group of Nasdaq listed entities (and continued service over the vesting period).

●
305,630 RSUs to each of Daniel Roberts and William Roberts which are subject to a sole vesting condition and will immediately vest when the daily closing share price of the of the ordinary shares of Company exceeds $28 for 10 trading days out of any 15 consecutive full trading day period following the grant date.

●	Daniel Roberts and William Roberts also received a CEO grant of 713,166 each, which have time-based vesting conditions and will vest in three equal tranches on 1 July 2024, 1 July 2025 and 1 July 2026

●
108,559 RSUs to certain Non-Executive Directors. These RSUs will vest at the earlier of within 10 days of the release of the consolidated Group financial statements for the year ended 30 June 2023 or by 31 December 2023.

Iris Energy Limited
Notes to the consolidated financial statements
30 June 2023
Note 31. Share-based payments (continued)

Reconciliation of outstanding share options

Set out below are summaries of options granted under all plans:

	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	30 June 2023	30 June 2023	30 June 2022	30 June 2022

Outstanding as at 1 July	9,010,547	US$41.67	4,143,415	US$3.03
Granted during the year	-	-	5,126,484	US$71.19
Forfeited during the year	(103,708)	US$20.03	(259,352)	US$8.01
Exercised during the year	-	-	-	US$0.00

Outstanding at the end of the financial year	8,906,839	US$41.93	9,010,547	US$41.67

Exercisable at the end of the financial year	3,485,302	US$2.97	3,351,327	US$3.04

As at 30 June 2023, the weighted average remaining contractual life of options outstanding is 7.57 years (30 June 2022: 8.69 years). As at 30 June 2023, the exercise prices associated with the options outstanding ranges from $1.53 to $75.00 (30 June 2022: $1.53 to $75.00)

Reconciliation of outstanding RSUs

Set out below are summaries of RSUs granted under all plans:

Number of RSUs
30 June 2023

Outstanding as at 1 July	-
Granted during the year	3,740,366
Forfeited during the year	(112,499)
Exercised during the year	(4,000)

Outstanding at the end of the financial year	3,623,867

Exercisable at the end of the financial year	-

As at 30 June 2023, the weighted average remaining contractual life of RSUs outstanding is 4.55 years. All RSUs have a nil weighted average exercise price. There were no RSUs issued or outstanding as at 30 June 2022.

Iris Energy Limited
Notes to the consolidated financial statements
30 June 2023
Note 31. Share-based payments (continued)
Valuation methodology
The fair value of instruments issued under the Employee Share Plan, Employee Option Plan and NED Option Plan have been measured using a Black-Scholes-Merton valuation model. The fair value of the Executive Director Liquidity and Price Target Options, $75 Exercise Price Options, and Long-Term Incentive Plan RSUs have been measured using a Monte-Carlo simulation. Service and non-market performance conditions attached to the arrangements were not taken into account when measuring fair value.

The following table lists the inputs used in measuring the fair value of arrangements granted during the years ended 30 June 2023 and 30 June 2022:

Grant date	Dividend yield	Expected volatility	Risk-free interest rate	Expected life (weighted average)	Grant date share price	Exercise price (weighted average)	Fair value (weighted average)	Number of options/RSUs granted
	%	%	%	years	US$	US$	US$

NED Options Plan
28 July 2021	-	90%	0.15%	6.58	34.73	8.76	30.80	161,707
21 October 2021	-	90%	0.15%	7.00	34.80	36.45	26.50	14,266

Employee Option Plan
28 July 2021	-	90%	0.15%	7.00	34.73	8.76	31.05	89,541
20 October 2021	-	90%	0.15%	7.00	34.80	36.45	26.50	53,223
17 June 2022	-	122%	0.85%	7.00	3.74	36.45	2.71	7,750

$75 Exercise Price Options
14 September 2021	-	90%	1.28%	9.00	34.17	75.00	23.87	4,800,000

Long Term Incentive Plan
1 July 2022
Service RSUs	-	-	-	3.74	3.73	-	3.73	1,109,500
TSR RSUs (3.25 years)	-	120%	3.00%	3.25	3.73	-	3.22	138,189
TSR RSUs (4.25 years)	-	120%	3.25%	4.25	3.73	-	3.38	138,189
Share Price Target RSU	-	120%	3.60%	15.00	3.73	-	1.72	611,260

22 December 2022
Service RSUs	-	-	-	1.00	1.13	-	1.13	104,559

11 January 2023
Service RSUs	-	-	-	3.75	1.53	-	1.53	169,870
TSR RSUs	-	120%	3.25%	3.75	1.53	-	1.32	42,467

19 June 2023
Service RSUs	-	-	-	2.00	3.42	-	3.42	1,426,332

The share-based payment expense for the year was $14,356,000 (2022: $13,896,000, 2021: $805,000).

Iris Energy Limited
Notes to the consolidated financial statements
30 June 2023
Note 32. Related party transactions

Parent entity
Iris Energy Limited is the ultimate parent entity.

Subsidiaries
Interests in subsidiaries are set out in note 27.

Key management personnel
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

Note 33.  Key management personnel disclosures

Details of Directors and key management personnel
The following persons were Directors of Iris Energy Limited at any time during the year, up to the date of this report:

Individual	Position	Date of Commencement	Date ceased to be KMP
Daniel Roberts	Executive Director and Co-CEO	6 November 2018	-
William Roberts	Executive Director and Co-CEO	6 November 2018	-
David Batholomew	Non-Executive Director	24 September 2021	-
Christopher Guzowski	Non-Executive Director	19 December 2019	-
Michael Alfred	Non-Executive Director	21 October 2021	-
Sunita Parasuraman	Non-Executive Director	18 July 2023	-

The following persons were considered to be KMP of Iris Energy Limited at any time during the year:

Individual	Position	Date of Commencement	Date ceased to be KMP
Lindsay Ward	President	18 October 2021	30 June 2023
David Shaw	Chief Operating Officer	22 October 2021	-
Belinda Nucifora	Chief Financial Officer	16 May 2022	-
Cesilia Kim	Chief Legal Officer	1 January 2023	-

Significant Transactions with key management personnel
On or around 18 August 2021, the shareholders of the Company approved the issue of one B Class share each (for consideration of A$1.00 per B Class share) to entities controlled by Daniel Roberts and William Roberts, respectively. The B Class shares were formally issued on 7 October 2021. Each B Class share confers on the holder fifteen votes for each ordinary share in the Company held by the holder. In addition, a B Class share confers a right for the holder to nominate a director to put forward for election to the Board. Because of the increased voting power of the B Class shares, the holders of the B Class shares collectively could continue to control a significant percentage of the combined voting power of the Company's shares and therefore be able to control all matters submitted to the Company’s shareholders for approval until the redemption of the B Class shares by the Company on the earlier of (i) when the holder ceases to be a director due to voluntary retirement; (ii) a transfer of B Class shares in breach of the Constitution; (iii) liquidation or winding up of the Company; or (iv) at any time which is 12 years after the Company’s ordinary shares are first listed on a recognized stock exchange. Aside from these governance rights, the B Class shares do not provide the holder with any economic rights (e.g. the B Class shares do not confer on its holder any right to receive dividends). The B Class shares are not transferable by the holder (except in limited circumstances to affiliates of the holder).

Iris Energy Limited
Notes to the consolidated financial statements
30 June 2023
Note 33. Key management personnel disclosures (continued)

Deed of access, insurance and indemnity
The Group has entered into deeds of access, insurance and indemnity with each of our directors and certain of our officers. These deeds provide the directors and officers with contractual rights to indemnification and expense advancement and are governed by the laws of Victoria, Australia.

Compensation
The aggregate compensation made to Directors and other members of key management personnel of the Group is set out below:

	Consolidated
	Year ended 30 June 2023	Year ended 30 June 2022
	US$	US$

Short-term employee benefits	7,967,322	1,610,088
Post-employment benefits	66,830	81,550
Share-based payments	13,905,489	13,314,679

	21,939,641	15,006,317

The following table summarizes the movement in options and RSUs outstanding issued to Directors and other members of KMP:

	Number of options/RSUs	Weighted average exercise price	Number of options/RSUs	Weighted average exercise price
	30 June 2023	30 June 2023	30 June 2022	30 June 2022

Outstanding as at 1 July	6,973,516	$53.16	2,136,171	$4.10
Granted during the year	3,070,379	$2.97	5,014,834	$72.46
Forfeited during the year	(31,671)	$36.45	(177,489)	$7.90
Exercised during the year	(4,000)	-	-	-

Outstanding at the end of the financial year	10,008,224	$37.84	6,973,516	$53.16

Exercisable at the end of the financial year	2,017,021	$3.87	2,035,278	$3.95

Note 34. Events after the reporting period

Changes to key management personnel
On July 18, 2023, the Group announced the appointment of Sunita Parasuraman to its board of directors and as Chair of the Audit and Risk Committee.

Limited recourse equipment financing
In June 2023, a hearing was held in in The Supreme Court of British Columbia between NYDIG ABL LLC and the Non-Recourse SPVs. A judgement on the proceedings was delivered on 10 August 2023 which declared, among other things, that the transactions pursuant to hashpower services provided by the Non-Recourse SPVs to the Company to be void. On 21 August 2023, the Company filed a notice to appeal the judgement.

Purchases NVIDIA H100 GPUs to target generative AI
On 29 August 2023, the Group announced the initial purchase of 248 of NVIDIA’s latest-generation artificial intelligence (“AI”) H100 GPUs for ~US$10 million.

No other matter or circumstance has arisen since 30 June 2023 that has significantly affected, or may significantly affect the Group's operations, the results of those operations, or the Group's state of affairs in future financial years.