Form 20-F
period 2024-06-30
Iris Energy Ltd
filed 2024-08-28
CIK 1878848

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2024
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report _________________ For the transition period from _________________ to
Commission file number: 001-41072
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
The number of outstanding shares as of June 30, 2024 was 187,864,454 Ordinary shares and two B Class shares.
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

Large Accelerated Filer	☐	Accelerated Filer	☒	Non-accelerated Filer	☐	Emerging growth company	☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐
†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
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
Unless otherwise indicated or the context otherwise requires, all references in this annual report to the terms “IREN,” “the Company,” “the Group,” “our,” “us,” and “we” refer to Iris Energy Limited (d/b/a IREN) and its subsidiaries.
Financial Statements
The consolidated financial statements cover IREN, consisting of Iris Energy Limited (d/b/a IREN) and the entities it controlled at the end of, or during, the year ended June 30, 2024. The consolidated financial statements are presented in U.S. dollars, which is the presentation currency for Iris Energy Limited (d/b/a IREN). We prepared our annual consolidated financial statements for fiscal years ended June 30, 2024, 2023 and 2022 in accordance with IFRS, as issued by the IASB. Unless otherwise noted, our financial information presented herein for the fiscal years ended June 30, 2024, 2023 and 2022 is stated in dollars, our presentation currency. All references herein to “our financial statements,” “our audited consolidated financial information,” and/or “our audited consolidated financial statements” are to the Company’s consolidated financial statements included elsewhere in this annual report.

Iris Energy Limited (d/b/a IREN) was previously known as Iris Energy Pty Ltd until October 7, 2021, when it converted to an Australian public unlisted company limited by shares. Iris Energy Limited (d/b/a IREN) is incorporated and domiciled in Australia. The Company’s Ordinary shares are listed on the Nasdaq under the trading ticker “IREN.” As of February 15, 2024, the Company commenced doing business as “IREN.” Iris Energy Limited (d/b/a IREN)'s registered office and principal place of business are:

Registered office	Principal place of business
c/o Pitcher Partners	Level 12, 44 Market Street
Level 13, 664 Collins Street	Sydney NSW 2000
Docklands VIC 3008	Australia
Australia
Our fiscal year ends on June 30. References in this annual report to a fiscal year, such as “fiscal year 2024,” “fiscal year 2023” and “fiscal year 2022,” relate to our fiscal year ended on June 30 of that calendar year.

Special Note Regarding Non-IFRS Measures
This annual report refers to certain measures that are not recognized under IFRS and do not have a standardized meaning prescribed by IFRS. IREN uses non-IFRS measures including “EBITDA”, “Adjusted EBITDA” and “net electricity costs” (each as defined below) as additional information to complement IFRS measures by providing further understanding of the Company’s operations from management’s perspective. As a capital intensive business, EBITDA excludes the impact of the cost of depreciation of mining equipment and other fixed assets, which allows us to measure the liquidity of our business on a current basis and, we believe, provides a useful tool for comparison to our competitors in a similar industry. Similarly, Adjusted EBITDA excludes the impact of share-based payments expense, which can vary significantly in comparison to other companies, so we believe this is a useful metric for comparing the profits/(losses) of the business to our competitors. In addition, net electricity costs allows us to measure the all-in-costs of electricity of our business on a current basis, which we believe provides a useful tool for comparing our ability to secure low-cost power to that of our competitors in a similar industry.

EBITDA is defined as IFRS profit/(loss) after income tax expense, excluding finance expense, interest income, depreciation and income tax benefit/expense, which are important components of our IFRS profit/(loss) after income tax expense. Further, “Adjusted EBITDA” also excludes share-based payments expense, foreign exchange gains/losses, impairment of assets, certain other non-recurring income, gain/loss on disposal of property, plant and equipment, gain on disposal of subsidiaries, unrealized (gains)/losses on financial assets and certain other expense items. Beginning in the fiscal year ended June 30, 2024, the Company has changed its definition of Adjusted EBITDA to exclude unrealized fair value gains/losses on financial instruments and has further changed its definition to exclude gain on disposal of subsidiaries. This is a change from the presentation of Adjusted EBITDA in prior periods, Net electricity costs is defined as the sum of electricity charges, realized gain/(loss) on financial asset, ERS revenue, and ERS fees and excludes the cost of REC purchases.
“EBITDA”, “Adjusted EBITDA” and “net electricity costs” have limitations as analytical tools. These measures should not be considered as alternatives to profit/(loss) after income tax expense, as applicable, determined in accordance with IFRS. They are supplemental measures of our operating performance only, and as a result you should not consider these measures in isolation from, or as a substitute analysis for, our profit/(loss) after income tax as determined in accordance with IFRS, which is the most comparable IFRS financial measure. For example, we expect depreciation of our fixed assets will be a large recurring expense over the course of the useful life of our assets, and that share-based compensation is an important part of compensating certain employees, officers and directors. Our non-IFRS measures do not have any standardized meaning prescribed by IFRS and therefore are not necessarily comparable to similarly titled measures used by other companies, limiting their usefulness as a comparative tool.

A reconciliation of EBITDA and Adjusted EBITDA to loss after income tax expense, and a reconciliation of net electricity costs to electricity charges, the most directly comparable IFRS measures, can be found in “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Key Indicators of Performance and Financial Condition.”
Market Share and Other Information
This annual report includes market, economic and industry data as well as certain statistics and information relating to our business, markets, and other industry data, which we obtained or extrapolated from various third-party industry and research sources, as well as assumptions that we have made that are based on those data and other similar sources. Industry publications and other third-party surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. While we believe that such data is reliable, we have not independently verified such data and cannot guarantee the accuracy or completeness thereof. Additionally, we cannot assure you that any of the assumptions underlying these statements are accurate or correctly reflect our position in the industry, and not all of our internal estimates have been verified by any independent sources. Furthermore, we cannot assure you that a third-party using different methods to assemble, analyze, or compute market data would obtain the same results. There is no precise definition for what constitutes the Bitcoin mining market, the high performance computing (“HPC”) solutions market, the AI Cloud Services (“AI Cloud Services”) market or any other market or industry referenced in this annual report. We do not intend, and do not assume any obligations, to update industry or market data set forth in this annual report. Finally, behavior, preferences, and trends in the marketplace tend to change. As a result, investors and prospective investors should be aware that data in this annual report and estimates based on such data may not be reliable indicators of future results.
References to “market share” and “market leader” are based on global revenues in the referenced market, and, unless otherwise specified herein, are based on certain of the materials referenced above.
Rounding
Amounts in this report have been rounded off to the nearest thousand dollars, or in certain cases, the nearest dollar.
Presentation Currency and Exchange Rates
The Directors elected to change the Group’s presentation currency for the consolidated financial statements from Australian dollars to U.S. dollars effective as of July 1, 2021. The change in presentation currency is a voluntary change which is presented retrospectively. The functional currency of Iris Energy Limited (d/b/a IREN) and certain of its subsidiaries is Australian dollars, and for certain other subsidiaries the functional currency is one other than Australian dollars. Functional currency amounts are translated in the presentation currency in the manner described in Note 2 to our audited financial statements for the year ended June 30, 2024, included in this Annual Report on Form 20-F.
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
•Bitcoin price and foreign currency exchange rate fluctuations;
•our ability to obtain additional capital on commercially reasonable terms and in a timely manner to meet our capital needs and facilitate our expansion plans;
•the terms of any future financing or any refinancing, restructuring or modification to the terms of any future financing, which could require us to comply with onerous covenants or restrictions, and our ability to service our debt obligations, any of which could restrict our business operations and adversely impact our financial condition, cash flows and results of operations;
•our ability to successfully execute on our growth strategies and operating plans, including our ability to continue to develop our existing data center sites and to diversify and expand into the market for HPC solutions we may offer (including the market for AI Cloud Services);
•our limited experience with respect to new markets we have entered or may seek to enter, including the market for HPC solutions (including AI Cloud Services);
•expectations with respect to the ongoing profitability, viability, operability, security, popularity and public perceptions of the Bitcoin network;
•expectations with respect to the profitability, viability, operability, security, popularity and public perceptions of any current and future HPC solutions (including AI Cloud Services) we offer;
•our ability to secure and retain customers on commercially reasonable terms or at all, particularly as it relates to our strategy to expand into markets for HPC solutions (including AI Cloud Services);
•our ability to manage counterparty risk (including credit risk) associated with any current or future customers, including customers of our HPC solutions (including AI Cloud Services), and other counterparties;
•the risk that any current or future customers, including customers of our HPC solutions (including AI Cloud Services), or other counterparties may terminate, default on or underperform their contractual obligations;
•Bitcoin global hashrate fluctuations;
•our ability to secure renewable energy, renewable energy certificates, power capacity, facilities and sites on commercially reasonable terms or at all;
•delays associated with, or failure to obtain or complete, permitting approvals, grid connections and other development activities customary for greenfield or brownfield infrastructure projects;
•our reliance on power and utilities providers, third party mining pools, exchanges, banks, insurance providers and our ability to maintain relationships with such parties;
•expectations regarding availability and pricing of electricity;

•our participation and ability to successfully participate in demand response products and services and other load management programs run, operated or offered by electricity network operators, regulators or electricity market operators;
•the availability, reliability and/or cost of electricity supply, hardware and electrical and data center infrastructure, including with respect to any electricity outages and any laws and regulations that may restrict the electricity supply available to us;
•any variance between the actual operating performance of our miner hardware achieved compared to the nameplate performance including hashrate;
•our ability to curtail our electricity consumption and/or monetize electricity depending on market conditions, including changes in Bitcoin mining economics and prevailing electricity prices;
•actions undertaken by electricity network and market operators, regulators, governments or communities in the regions in which we operate;
•the availability, suitability, reliability and cost of internet connections at our facilities;
•our ability to secure additional hardware, including hardware for Bitcoin mining and any current or future HPC solutions (including AI Cloud Services) we offer, on commercially reasonable terms or at all, and any delays or reductions in the supply of such hardware or increases in the cost of procuring such hardware;
•expectations with respect to the useful life and obsolescence of hardware (including hardware for Bitcoin mining as well as hardware for other applications, including any current or future HPC solutions (including AI Cloud Services) we offer);
•delays, increases in costs or reductions in the supply of equipment used in our operations;
•our ability to operate in an evolving regulatory environment;
•our ability to successfully operate and maintain our property and infrastructure;
•reliability and performance of our infrastructure compared to expectations;
•malicious attacks on our property, infrastructure or IT systems;
•our ability to maintain in good standing the operating and other permits and licenses required for our operations and business;
•our ability to obtain, maintain, protect and enforce our intellectual property rights and confidential information;
•any intellectual property infringement and product liability claims;
•whether the secular trends we expect to drive growth in our business materialize to the degree we expect them to, or at all;

•any pending or future acquisitions, dispositions, joint ventures or other strategic transactions;
•the occurrence of any environmental, health and safety incidents at our sites, and any material costs relating to environmental, health and safety requirements or liabilities;
•damage to our property and infrastructure and the risk that any insurance we maintain may not fully cover all potential exposures;
•ongoing proceedings relating to the default by two of the Company’s wholly-owned special purpose vehicles under limited recourse equipment financing facilities; ongoing securities litigation relating in part to the default; and any future litigation, claims and/or regulatory investigations, and the costs, expenses, use of resources, diversion of management time and efforts, liability and damages that may result therefrom;

•our failure to comply with any laws including the anti-corruption laws of the United States and various international jurisdictions;
•any failure of our compliance and risk management methods;
•any laws, regulations and ethical standards that may relate to our business, including those that relate to Bitcoin and the Bitcoin mining industry and those that relate to any other services we offer, including laws and regulations related to data privacy, cybersecurity, the storage, use or processing of information and consumer laws;
•our ability to attract, motivate and retain senior management and qualified employees;
•increased risks to our global operations including, but not limited to, political instability, acts of terrorism, theft and vandalism, cyberattacks and other cybersecurity incidents and unexpected regulatory and economic sanctions changes, among other things;
•climate change, severe weather conditions and natural and man-made disasters that may materially adversely affect our business, financial condition and results of operations;
•public health crises, including an outbreak of an infectious disease (such as COVID-19) and any governmental or industry measures taken in response;
•our ability to remain competitive in dynamic and rapidly evolving industries;
•damage to our brand and reputation;
•expectations relating to Environmental, Social or Governance issues or reporting (“ESG”);
•the costs of being a public company; and
•other risk factors disclosed under “Item 3.D.—Risk Factors” in this annual report.

GLOSSARY OF INDUSTRY TERMS AND CONCEPTS
This annual report includes a number of industry terms and concepts which are defined as follows:
•AI Cloud Services: platforms that provide access to AI/ML capabilities through cloud-based infrastructure.
•AI/ML: Artificial Intelligence and Machine Learning. Artificial Intelligence (“AI”) is computer software that mimics human cognitive abilities in order to perform complex tasks, such as decision making, data analysis, language translation and a variety of tools and services across the emergent AI industry that have been developed to leverage AI capabilities. Machine Learning (“ML”) is a subset of AI in which algorithms are trained on data sets to become machine learning models capable of performing specific tasks.
•ASICs: An Application Specific Integrated Circuit is a type of integrated circuit that is custom-designed for a particular use, rather than intended for general-purpose use.
•Bitcoin: A system of global, decentralized, scarce, digital money as initially introduced in a white paper titled Bitcoin: A Peer-to-Peer Electronic Cash System by Satoshi Nakamoto.
•Bitcoin network: The collection of all nodes running the Bitcoin protocol. This includes miners that use computing power to maintain the ledger and add new blocks to the blockchain.
•block: A bundle of transactions analogous with digital pages in a ledger. Transactions are bundled into blocks, which are then added to the ledger. Miners are rewarded for “mining” a new block.
•blockchain: A software program containing a cryptographically secure digital ledger that maintains a record of all transactions that occur on the network, that enables peer-to-peer transmission of transaction information, and that follows a consensus protocol for confirming new blocks to be added to the blockchain.
•Board: The board of directors of Iris Energy Limited (d/b/a IREN).
•CBDC: Central bank digital currency.
•cryptocurrency or digital asset: Bitcoin and alternative coins, or “altcoins,” launched after the success of Bitcoin. This category is designed to serve functions including as a medium of exchange, store of value, and/or to power applications.
•Co-Founders and Co-Chief Executive Officers: Daniel Roberts and William Roberts.
•difficulty: In the context of Bitcoin mining, a measure of the relative complexity of the algorithmic solution required for a miner to mine a block and receive the Bitcoin reward. An increase in global hashrate will temporarily result in faster block times as the mining algorithm is solved quicker – and vice versa if the global hashrate decreases. The Bitcoin network protocol adjusts the network difficulty every 2,016 blocks (approximately every two weeks) to maintain a target block time of 10 minutes.
•EH/s: Exahash per second. 1 EH/s equals one quintillion hashes per second (1,000,000,000,000,000,000 h/s).
•fiat currency: A government issued currency that is not backed by a physical commodity, such as gold or silver, but rather by the government that issued it.
•fork: A fundamental change to the software underlying a blockchain which may result in two different blockchains, the original, and the new version, each with their own token.
•GPUs: Graphics processing units are a type of computing technology designed for parallel processing, which can be used in a wide range of applications, including graphics and video rendering, gaming, creative production and AI.
•hash: To compute a function that takes an input, and then outputs an alphanumeric string known as the “hash value.”

•hashrate: The speed at which a miner can produce computations (hashes) using the Bitcoin network’s algorithm, expressed in hashes per second. The hashrate of all miners on a particular network is referred to as the global hashrate.
•HPC: High-performance computing, which refers to the aggregation of computing power to achieve higher performance levels, often utilized to perform complex calculations in fields including science, engineering, finance, AI/ML, and business. It typically involves using supercomputers or clusters of computers, often employing parallel processing, to perform calculations simultaneously, thereby greatly reducing computation time.
•miner: Individuals or entities who operate a computer or group of computers that compete to mine blocks. Bitcoin miners who successfully mine blocks are rewarded with new Bitcoin as well as any transaction fees.
•mining: The process by which new Bitcoin blocks are created, and thus new transactions are added to the blockchain in the Bitcoin network.
•mining pools: Mining pools are platforms for miners to contribute their hashrate in exchange for digital assets, including Bitcoin, and in some cases regardless of whether the pool effectively mines any block. Miners tend to join pools to increase payout frequency, with pools generally offering daily payouts, and to externalize to the pool the risk of a block taking longer than statistically expected from the network difficulty. Mining pools offers these services in exchange for a fee.
•MW: Megawatts. 1MW equals 1,000 kilowatts.
•PH/s: Petahash per second. 1 PH/s equals one quadrillion hashes per second (1,000,000,000,000,000 h/s).
•proof-of-work: A protocol for establishing consensus across a system that ties mining capability to computational power. Hashing a block, which is in itself an easy computational process, now requires each miner to solve for a certain difficulty variable periodically adjusted by the Bitcoin network protocol. In effect, the process of hashing each block becomes a competition and, as a result, the overall process of hashing requires time and computational effort.
•proof-of-stake: An alternative consensus protocol, in which a “validator” typically may use their own digital assets to validate transactions or blocks. Validators may “stake” their digital assets on whichever transactions they choose to validate. If a validator validates a block (group of transactions) correctly, it will receive a reward. Typically, if a validator verifies an incorrect transaction, it may lose the digital assets that it staked. Proof-of-stake generally requires a negligible amount of computing power compared to Proof-of-work.
•protocol: The software that governs how a blockchain operates.
•public key or private key: Each public address on a blockchain network has a corresponding public key and private key that are cryptographically generated. A private key allows the recipient to access any digital assets associated with the address, similar to a bank account password. A public key helps validate transactions that are broadcasted to and from the address. Public keys are derived from private keys.
•REC: Renewable Energy Certificate.
•SEC: U.S. Securities and Exchange Commission.
•TH/s: Terahash per second. 1 TH/s equals one trillion hashes per second (1,000,000,000,000 h/s).
•wallet: A place to store public and private keys for blockchains (similar to storage applications for usernames and passwords). Wallets are typically software, hardware, or paper-based.

PART I
ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3.    KEY INFORMATION
A.[Reserved]
B.Capitalization and Indebtedness
Not applicable.
C.Reasons for the Offer and Use of Proceeds
Not applicable.
D.Risk Factors
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
Summary of Key Risks
Our business is subject to numerous risks and uncertainties, discussed in more detail below. These risks include, among others, the following key risks:
Risks Related to Our Business
•We have a limited operating history, with operating losses as the business has grown. If we cannot sustain greater revenues than our operating costs, we will incur operating losses, which could adversely impact our operations, strategy and financial performance.
•We have an evolving business model and strategy.
•Our increased focus on HPC solutions (including AI Cloud Services) may not be successful and may result in adverse consequences to our business, results of operations and financial condition.
•Our business, operating plans and expansion plans may be delayed or change in light of evolving market conditions and several other factors.
•We may be unable to raise additional capital needed to fulfill our capital or liquidity needs or grow our business and achieve expansion plans.
•Certain of our limited recourse wholly-owned subsidiaries have defaulted on equipment financing agreements and are subject to bankruptcy proceedings and legal action by the lender.
•Our future success will depend significantly on the price of Bitcoin, which is subject to risk and has historically been subject to significant price volatility, as well as a number of other factors.
•Our operating results have fluctuated significantly and may continue to fluctuate significantly as a result of several different factors.

•Our business is highly dependent on a small number of equipment suppliers. Failure of our suppliers to perform under the relevant supply contracts or of our ability to fulfill our obligations thereunder could materially impact our operating results and financial condition.
•We may not be able to procure hardware on commercially acceptable terms or sufficient funding may not be available to finance the acquisition of hardware.
•Any electricity outage, non-supply or limitation of electricity supply, including as a result of political pressures or regulation, or increase in electricity costs may result in material impacts to our operations and financial performance.
•Any critical failure of key electrical or data center equipment may result in material impacts to our operations and financial performance.
•Serial defects in our ASICs, GPUs and other equipment may result in failure or underperformance relative to expectations and impact our operations and financial performance.
•Adoption of custom firmware for our mining fleet could lead to failures that result in a substantial decrease in our mining fleet’s hashrate.
•Supply chain and logistics issues for us, our contractors or our suppliers may delay our expansion plans or increase the cost of constructing our infrastructure.
•Any environmental, health and safety incidents may result in material impacts to our operations and financial performance.
•We may be vulnerable to climate change, severe weather conditions and natural and man-made disasters, as well as power outages and other industrial incidents, which could severely disrupt the normal operation of our business and adversely affect our results of operations.
•Our properties and equipment may experience damages, including damages that are not covered by insurance.
Risks Related to Bitcoin
•The potential transition of digital asset networks such as the Bitcoin network from proof-of-work mining algorithms to proof-of-stake validation may significantly impact the value of our capital expenditures and investments in machines and real property to support proof-of-work mining, which could make us less competitive and ultimately adversely affect our business and the value of our Ordinary shares.
•There is a risk of additional Bitcoin mining capacity from competing Bitcoin miners, which would increase the global hashrate and decrease our effective market share.
•The Bitcoin network is a form of technology which may become redundant or obsolete in the future.
•There is a lack of liquid markets in digital assets, and these markets are subject to possible manipulation.
•Our operations, investment strategies and profitability may be adversely affected by competition from other methods of investing in digital assets or tracking digital asset markets.
•The Bitcoin network will be subject to block reward halving several times in the future and Bitcoin’s value may not adjust to compensate us for the reduction in the block rewards that we receive from our mining activities.
Risks Related to Third Parties
•Banks, financial institutions, insurance providers and other counterparties may fail, may not provide relevant goods and services including bank accounts, or may cut off certain banking or other goods and services, including to digital assets investors or businesses that engage in Bitcoin-related activities or that accept Bitcoin as payment.

•Disruptions at over-the-counter (“OTC”) trading desks and potential consequences of an OTC trading desk’s failure could adversely affect our business. We may be required to, or may otherwise determine it is appropriate to, switch to an alternative digital asset trading platform and/or custodian.
Risks Related to Regulations and Regulatory Frameworks
•The regulatory environment regarding digital assets and digital asset mining is in flux, and we may become subject to changes to and/or additional laws and regulations that may limit our ability to operate.
•Our business and financial condition may be materially adversely affected by changes to and/or increased regulation of energy sources.
•As we continue to expand and localize our international activities, our obligations to comply with the laws, rules, regulations and policies across a variety of jurisdictions will increase and we may be subject to investigations and enforcement actions by U.S. and non-U.S. regulators and governmental authorities.
•Bitcoin mining and HPC activities are energy-intensive, which may restrict the geographic locations of miners and operations, in particular, to locations with renewable sources of power. Government regulators may potentially restrict the ability of electricity suppliers to provide electricity to Bitcoin miners or HPC operators, including us, or Bitcoin mining or HPC activities generally.
Risks Related to Being a Foreign Private Issuer
•We currently report our financial results under IFRS, which differs from U.S. generally accepted accounting principles, or U.S. GAAP.
•As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than a U.S. company.
•We are an Australian public company with limited liability. The rights of our shareholders may be different from the rights of shareholders in companies governed by the laws of U.S. jurisdictions and may not protect investors in the same similar fashion afforded by incorporation in a U.S. jurisdiction.
Risks Related to Our Business
We have a limited operating history, with operating losses as the business has grown. If we cannot sustain greater revenues than our operating costs, we will incur operating losses, which could adversely impact our operations, strategy and financial performance.
We began Bitcoin mining in 2019. We have a limited operating history upon which an evaluation of the business and its prospects can be based. We may be subject to many risks common to new and growing companies, including under-capitalization, cash shortages, limitations concerning personnel, financial and other resources and lack of revenues and profitability. We generated a loss after income tax expense of $29.0 million and $171.9 million for the years ended June 30, 2024 and 2023, respectively. There is no assurance that we will be successful in executing our business plan, that we will achieve profitability, that we will meet other metrics to measure success, or that you will achieve a return on your investment.
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
Our business model has significantly evolved since our incorporation, and we expect it to continue to do so in the future. As digital assets become more widely available, we expect their services and products to evolve. In order to stay current with our industry, our business model will also need to evolve. As a result, from time to time, we may modify aspects of our business model relating to our strategy. Our growth strategy includes exploring the expansion and diversification of our revenue sources into new markets. Pursuant to that strategy, we are increasing our focus on diversification into HPC solutions, including the provision of AI Cloud Services. We cannot offer any assurance that these or any other modifications to our business model and strategy will be successful or will not result in harm to our business. Such modifications may increase the complexity of our business and place significant strain on our management, personnel, operations, systems, technical performance, financial resources and internal financial control and reporting functions. Moreover, we may not be able to manage growth effectively, which could damage our reputation, limit our growth and adversely affect our operating results. Further, we cannot provide any assurance that we will successfully identify all emerging trends and growth opportunities within the digital assets industry, the HPC market or other markets we seek to expand into, and we may lose out on such opportunities. Any of the foregoing could have a material adverse effect on our business, prospects, results of operations and financial condition.
Our increased focus on HPC solutions (including AI Cloud Services) may not be successful and may result in adverse consequences to our business, results of operations and financial condition.
Our growth strategy includes expanding and diversifying our revenue sources into new markets. Pursuant to that strategy, we are increasing our focus on diversifying into HPC solutions, including the provision of AI Cloud Services. In particular, we are exploring the use of our existing and future infrastructure to develop and offer HPC solutions (including AI Cloud Services) to a broad range of industries and applications, which may include scientific research, engineering, rendering and AI/ML. We believe our future success will depend in part on our ability to execute on our growth strategy and expand into new markets.
We have limited experience in developing and offering HPC solutions (including AI Cloud Services), or acquiring the relevant components to develop an offering of HPC solutions (including AI Cloud Services) for customers in various industries and markets. We may experience difficulties with infrastructure development or modification, engineering, product design, product development, marketing or certification, which could result in excessive research and development expenses and capital expenditure, delays or prevent us from developing and offering HPC solutions (including AI Cloud Services) at all. For example, as we continue to increase our focus on HPC solutions (including AI Cloud Services) and continue to expand our offering of HPC solutions (including AI Cloud Services) we may need to make modifications to existing data centers, or modify the design of new data centers, in order to meet customer requirements for HPC solutions (including AI Cloud Services) or provide a competitive offering of HPC solutions (including AI Cloud Services). Any such modifications (if possible at all) may involve significant capital expenditures, and may result in increased cost of our facilities, delays in our development and construction schedules for our new facilities, or outages at existing data centers. Further, any such modifications could adversely impact the performance of our data centers, including cooling systems and electrical performance, among others. Our focus on developing and offering HPC solutions (including AI Cloud Services) may also disrupt our business, divert our resources, and require significant management attention that would otherwise be available for utilization within and development of our existing business. Additionally, our ability to develop and offer HPC solutions (including AI Cloud Services) relies on third-party components, including GPUs for which there are limited suppliers, which require significant capital expenditure and may be difficult to procure given the current elevated demand. We may be unable to raise the required capital as a result of the risks described under “—We may be unable to raise additional capital needed to fulfill our capital or liquidity needs and/or grow our business and achieve expansion plans.”
In addition, as we continue to enter into new markets for HPC solutions (including the market for AI Cloud Services or otherwise), we will face new sources of competition, new business models and new customer relationships, and our competitors may be larger, have longer operating histories and significantly greater resources than we do. In order to be successful, we will need to cultivate new industry relationships and strengthen existing relationships to bring any new solutions and offerings to market, and the success of any HPC solutions (including AI Cloud Services) we develop will depend on many factors, including demand for those solutions, our ability to win and maintain customers, and the cost, performance and perceived value of any HPC solutions (including AI Cloud Services) we develop. As a result, there can be no assurance that any HPC solutions (including AI Cloud Services) we develop will be adopted by the market, or be profitable or viable. Our limited experience with respect to HPC solutions (and AI Cloud Services in particular) could limit our ability to successfully execute on this growth strategy or adapt to market changes. If we are unsuccessful in continuing to develop and offer HPC solutions (including AI Cloud Services), our business, results of operations and financial condition could be adversely affected.
The market for HPC solutions (including AI Cloud Services) is driven in large part by demand for server clusters, specialized or high-performance applications, and hosted software solutions which require fast and efficient data processing, and is characterized by rapid advances in technologies. It is difficult to predict the development of demand for HPC solutions (including AI Cloud Services), the size and growth rate for this market, the entry of competitive products, or the success of any existing or future products that may compete with any HPC solutions (including AI Cloud Services) we may develop. There has been an increasing number of competitors providing HPC solutions (including AI Cloud Services), which has resulted in increasing competition and pricing pressure that may cause us to reduce our pricing in order to remain competitive. Meanwhile, if there is a reduction in demand for any HPC solutions (including AI Cloud Services), whether caused by a lack of customer acceptance, a slowdown in demand for computational power, an overabundance of unused computational power, advancements in technology, technological challenges, competing technologies and solutions, decreases in corporate and customer spending, weakening economic conditions or otherwise, it could result in reduced customer orders, early order cancellations, the loss of customers, or decreased sales, any of which would adversely affect our business, results of operations and financial condition.
Our investments in further developing and offering HPC solutions (including AI Cloud Services) in addition to our business of Bitcoin mining may result in new or enhanced governmental or regulatory scrutiny, litigation, confidentiality or security risks, ethical concerns or other complications that could adversely affect our business, reputation, results of operations or financial condition. The increasing focus on the risks and strategic importance of certain HPC applications, such as AI Cloud Services, and AI/ML technologies, has already resulted in regulatory restrictions that target products and services capable of enabling or facilitating AI/ML, and may in the future result in additional restrictions impacting any offerings we may develop, including AI Cloud Services and other HPC solutions. Complying with multiple evolving laws, rules and regulations from different jurisdictions related to new solutions that we develop could increase our cost of doing business or may change the way that we operate in certain jurisdictions. Furthermore, concerns regarding third-party use of AI/ML for purposes contrary to governmental and societal interests, including concerns relating to the misuse of AI/ML applications, models, and solutions, could result in restrictions on AI/ML products which in turn reduce the demand for HPC solutions (including AI Cloud Services) and negatively impact our business and financial results. It is also unclear how our status as an infrastructure provider for customers developing and deploying AI/ML applications as opposed to developing such applications ourselves will affect the applicability of these regulations on any offerings. We may not be able to adequately anticipate or respond to these evolving laws and regulations, and we may need to expend additional resources to adjust our offerings in certain jurisdictions if applicable legal frameworks are inconsistent across jurisdictions.

For example, the European Union (“EU”) recently adopted the Artificial Intelligence Act (“AI Act”). Once the AI Act comes into effect, it will establish, among other things, a risk-based governance framework for regulating AI/ML systems operating in the EU. While the AI Act has not yet been formally enacted or enforced, there is a risk that it could have a negative impact on our current or future use of AI/ML. For example, the AI Act will prohibit certain uses of AI/ML systems and place numerous obligations on providers and deployers of permitted AI/ML systems, with heightened requirements based on AI/ML systems that are considered high risk. Once enacted, this regulatory framework is expected to have a material impact on the way AI/ML is regulated in the EU and beyond, and, together with developing regulatory guidance and judicial decisions in this area, may affect our use of AI/ML and our ability to provide and to improve our products and solutions, require additional compliance measures and changes to our operations and processes, result in increased compliance costs and potential increases in civil claims against us and could adversely affect our business, financial condition and results of operations.

Furthermore, concerns regarding third-party use of AI/ML for purposes contrary to governmental and societal interests, including concerns relating to the misuse of AI/ML applications, models, and solutions, could result in restrictions on AI/ML products which in turn reduce the demand for our HPC solutions (including AI Cloud Services) and negatively impact our business and financial results. It is also unclear how our status as an infrastructure provider for customers developing and deploying AI/ML applications as opposed to developing such applications ourselves will affect the applicability of these regulations on any offerings.

For more information with respect to the risks associated with the use of AI/ML in our business, see “Risks Related to Our Business—Our use of AI/ML may not be successful and may present business, compliance, and reputational challenges which could lead to operational or reputational damage, competitive harm, legal and regulatory risk, and additional costs, any of which could adversely affect our business, financial condition and results of operations.”
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
Our business plan is predicated on multiple assumptions, including our ability to procure additional hardware for Bitcoin mining and for HPC solutions (including AI Cloud Services) that we are offering and developing, in each case with certain performance specifications at certain future dates and prices, and the acquisition, development and construction of additional locations and infrastructure to host such hardware. Our business plan is subject to change due to various factors, including market conditions, our ability to raise additional capital, the ability to procure equipment in a quantity, at a cost, to a certain quality, to certain specifications and on a timeline that is consistent with our business plan, and the ability to identify and acquire additional locations for new data center and electrical infrastructure sites to replicate the existing operating model at our operational facilities or build facilities adopting new operating models consistent with our business plan.
We continue to monitor the market for funding and purchase opportunities for additional miners and GPUs in order to execute on our expansion plans. Expansion plans may take longer or be more expensive than we currently anticipate as a result of evolving market conditions, technological developments, customer requirements, our evolving business model or otherwise. We will continue to review our expansion plans in light of such factors, and our expansion plans may be delayed or may change as a result, any of which could have a material adverse impact on our business, prospects, results of operations and financial condition.
We may be unable to raise additional capital needed to fulfill our capital or liquidity needs or grow our business and achieve expansion plans.
We will need to raise additional capital to fund our operations, increase our data center and hashrate capacity, meet hardware purchase commitments, replace hardware (such as miners and GPUs) as it ages, pursue growth strategies (such as developing HPC solutions (including AI Cloud Services) and potential acquisitions of complementary businesses), and respond to competitive pressures or unanticipated working capital requirements.
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
On November 4, 2022, the Non-Recourse SPVs received notices of defaults under which the lender claimed there was aggregate outstanding indebtedness of approximately $107.8 million as of November 18, 2022 (including accrued interest and late fees), which had been declared immediately due and payable pursuant to the November 4, 2022 purported acceleration notice. Following receipt of the purported acceleration notice on November 4, 2022, certain other subsidiaries of the Company terminated their respective hosting arrangements with Non-Recourse SPV 2 and Non-Recourse SPV 3, and none of the approximately 3.6 EH/s of miners owned by such Non-Recourse SPVs have been operating since that termination, which materially reduced our hashrate capacity.
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
NYDIG filed an application with The Supreme Court of British Columbia (the “Trial Court”) seeking, among other things, declarations to the effect that any difference between revenue generated by the Non-Recourse SPVs through the provision of hashpower services to Iris Energy Limited (d/b/a IREN) and Bitcoin mined by Iris Energy Limited (d/b/a IREN) is collateral securing the Facilities, as well as substantive consolidation of certain Group entities and claims of fraudulent conveyance and oppression. A hearing was held in the Trial Court on June 13 to 15, 2023 in respect of such application, among other things. On August 10, 2023, the Trial Court issued a ruling affirming the Company’s position that, among other things, the Bitcoin mined by Iris Energy Limited (d/b/a IREN) is not collateral securing such facilities and there is no parent guarantee with respect to the equipment financing facilities, and no relief in respect of remedies sought by NYDIG for substantive consolidation and oppression was granted. However, the Trial Court declared transactions pursuant to hashpower services provided by the relevant Non-Recourse SPVs to Iris Energy Limited (d/b/a IREN) to be void as fraudulent conveyances, and noted that based on the submissions to date the discrepancy between the value that Iris Energy Limited (d/b/a IREN) received for the hashpower and the consideration paid to the Non-Recourse SPVs is between $3.0 million and $11.9 million. The Company disagreed with the decision and certain factual findings and Iris Energy Limited (d/b/a IREN) and the Non-Recourse SPVs filed a notice to appeal with the Court of Appeal of British Columbia ("Court of Appeal") on August 21, 2023. On January 30, 2024, NYDIG filed a notice of cross appeal with the Court of Appeal to appeal the dismissal of the substantive consolidation and oppression remedy relief that was dismissed. In particular, NYDIG sought an order that the substantive consolidation and oppression remedies be remitted to the Trial Court for consideration and reasons. A hearing was held before the Court of Appeal on March 12, 2024, regarding the notice of appeal filed August 21, 2023, and the notice of cross-appeal filed by NYDIG on January 30, 2024. On June 27, 2024, the Court of Appeal released its reasons for judgment. The Court of Appeal: (a) granted the appeal by the Non-Recourse SPVs and Iris Energy Limited (d/b/a IREN), finding that the intercompany transactions were not fraudulent conveyances (b) denied NYDIG’s cross-appeal by finding that there is no basis for appellate interference in relation to the trial court’s dismissal of NYDIG’s substantive consolidation claim; and (c) upheld NYDIG’s cross-appeal in part by finding that the application for relief in relation to the oppression remedy is remitted to the Trial Court for the judge for consideration. The matter has not been listed in the Trial Court as of the date of these consolidated financial statements.
Legal proceedings are subject to many uncertainties and there can be no assurances as to the final outcome of such proceedings more generally, including the amount of any potential damages, settlement payments or liability that may be incurred by the Company, any of which could be higher than anticipated. Moreover, the lender or the Receiver under each such Facility could also bring other claims against the Company and/or its other subsidiaries, which could result in further litigation and/or additional claims in the current legal proceedings. Any of the foregoing could result in legal and other costs and damage to the Company’s reputation, and could divert management’s attention and resources. If successful, any such proceedings could also result in liability for the Company and/or its other subsidiaries.
Depending on the outcome of the foregoing bankruptcy and Court proceedings, they could result in a material adverse effect on our business, expansion plans, financial condition, cash flows and results of operations, and may also cause the market value of our Ordinary shares to decline. In addition, the foregoing could also have a material adverse effect on our ability to continue as a going concern, which may exacerbate the risks described under “—General Risk Factors—There is material uncertainty that may cast significant doubt on our ability to continue as a going concern.”
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
We generate our revenue from the sale of Bitcoin as a result of rewards and transaction fees received in exchange for contributing computational power to mining pools to validate transactions on the Bitcoin network. Similarly, our operating cash flow substantially depends on our ability to sell Bitcoin for fiat currency as needed. In developing our business plan and operating budget, as well as expansion plans, we make certain assumptions regarding future Bitcoin prices. While part of our business strategy includes expanding and diversifying our revenue sources, any potential further expansion into additional markets (such as HPC solutions, including AI Cloud Services) will take time to implement, and there can be no assurance that we will be successful in doing so in the near term or at all.
The prices that we receive for our Bitcoin depend on numerous market factors beyond our control. Accordingly, some underlying Bitcoin price assumptions we rely on may materially change and actual Bitcoin prices may differ materially from those expected. For instance, the introduction of digital assets backed by central banks, known as “CBDCs,” that are designed to correspond to a stable value (such as the U.S. dollar), known as “stablecoins,” or even other digital assets which fluctuate in value but which compete with Bitcoin, could significantly reduce the demand for Bitcoin. Due to the highly volatile nature of the price of Bitcoin, our historical operating results have fluctuated, and may continue to fluctuate, significantly from period to period in accordance with market sentiment and movements in the broader digital assets ecosystem. For example, the price of Bitcoin has fluctuated considerably during the fiscal year ended June 30, 2024, from a low of approximately $25,600 per Bitcoin in September 2023 to a high of approximately $71,500 per Bitcoin in March 2024.
There is no assurance that any digital asset, including Bitcoin, will maintain its value or that there will be meaningful levels of trading activities to support markets in any digital asset and any adverse movements in Bitcoin prices or exchange rates (including the rates at which we may convert Bitcoin to fiat currency) may adversely affect our financial performance, financial condition, prospects, expansion plans and the results of operations. We are also exposed to currency exchange rate fluctuations because portions of our revenue and expenses are currently, and may continue to be in the future, denominated in currencies other than our presentation currency (U.S. dollars), and because our income is in Bitcoin rather than in any fiat currency. Exchange rate fluctuations may adversely affect the results of operations, financial performance and the value of our assets in the future. A decline in the market value of Bitcoin could lead to a decline in the demand for trading Bitcoin and the number of transactions on the Bitcoin network, each of which could lead to a corresponding decline in the value of our Bitcoin assets.
Further, revenue for Bitcoin miners consists of the block reward and transaction fees. Transaction fees are not pre-determined by the Bitcoin protocol and vary based on market factors, such as user demand, the number of transactions and the capacity of the network. In addition, “off-chain” solutions (for example, the Lightning Protocol and Statechains), which have been introduced to allow users to transact away from the blockchain, may lower miner revenues from transaction fees. Any of the factors could adversely impact our opportunities to earn block rewards and transaction fees, which could adversely affect our business, financial performance, financial condition and results of operations.
Any decline in the amount of Bitcoin that we successfully mine, the price of Bitcoin or market liquidity for Bitcoin, and digital assets generally, would adversely affect our revenue and ability to fund our operations and expansion plans. There has been high volatility in the market price of Bitcoin and other digital assets, as well as the market price of many technology stocks, including ours.
Our operating results have fluctuated significantly and may continue to fluctuate significantly as a result of several different factors.
Annual expenses and revenues reflected in our financial statements may differ significantly from historical levels. As a result of this and other factors, it is difficult for us to forecast growth trends accurately and our business and prospects are difficult to evaluate, particularly in the short term. In addition, due to the rapidly evolving nature of our business and the digital assets ecosystem, as well as our evolving business strategy and any potential further expansion into additional markets (such as HPC solutions (including AI Cloud Services)) that we pursue, period-to-period comparisons of our operating results may not be meaningful, and you should not rely upon them as an indication of future performance. Our operating results in one or more future periods may fall below the expectations of securities analysts and investors. As a result, the trading price of our Ordinary shares may increase or decrease significantly.
In addition, our operating results may continue to fluctuate significantly as a result of a variety of factors, many of which are unpredictable and in certain instances are outside of our control, including:
•market conditions across the broader blockchain ecosystem;
•investment and trading activities of highly active retail and institutional users, speculators, miners and investors;
•the financial strength of market participants and our counterparties and customers;
•changes in consumer preferences and perceived value of digital assets, including Bitcoin, as well as AI Cloud Services;
•publicity and events relating to the blockchain ecosystem, including public perception of the impact of the blockchain ecosystem on the environment as well as high-profile failures of and/or dishonest or illegal actions by market participants;
•the correlation between the prices of digital assets, including the potential that a crash in one digital asset or widespread defaults on one digital asset exchange or trading venue may cause a crash in the price of other digital assets, or a series of defaults by counterparties on digital asset exchanges or trading venues;
•loss of confidence in the Bitcoin market as a result of business failures in the broader digital asset ecosystem;
•fees and speed associated with processing Bitcoin transactions;
•our evolving business strategy, including expanding and diversifying into additional markets (such as HPC solutions (including AI Cloud Services)) and the development and introduction of existing and new products and technology by us, our competitors or others;
•our ability to effectively grow our HPC solutions (including AI Cloud Services) business and penetrate the market;
•increases in operating expenses that we expect to incur to grow and expand our operations and to remain competitive;
•the level of interest rates and inflation;
•changes in the legislative or regulatory environment or ethical standards, or actions by governments or regulators that impact monetary policies, fiat currency devaluations, trade restrictions, the provision of electricity to mining or HPC operations, the digital assets industry generally, or mining operations specifically, the HPC industry generally or our plans to explore the offering of HPC solutions (including AI Cloud Services) specifically;
•difficulty obtaining new hardware and related installation costs;
•access to cost-effective sources of electrical power and renewable energy or renewable energy certificates;
•evolving cryptographic algorithms and emerging trends in the technology securing blockchains, including proof-of-stake;
•adverse legal proceedings or regulatory enforcement actions, judgments, settlements or other legal proceeding and enforcement-related costs;
•system or equipment failure or outages, including with respect to our hardware, custom firmware, data center infrastructure, power supply and third party networks;
•breaches of security or data privacy;

•loss of trust in the network due to a latent fault in the Bitcoin network;
•our ability to attract and retain talent;
•our ability to hedge risks related to our ownership of digital assets;
•the introduction of new digital assets, leading to a decreased adoption of Bitcoin; and
•our ability to compete.
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
Since our inception in 2018, we have incurred significant net losses. Our net losses after income taxes were $29.0 million, $171.9 million and $419.8 million for the fiscal years ended June 30, 2024, 2023 and 2022, respectively. As of June 30, 2024, we had accumulated losses of $683.2 million. We expect to continue to incur net losses as we continue to grow and diversify our business.
In addition, our operating expenses in some historical periods have exceeded our mining revenue, resulting in operating losses. Our operating expenses may be greater than we anticipate in future periods, and our investments to make our business more efficient and, if applicable, to diversity our revenue sources may not succeed and may outpace monetization efforts. Our operating expenses have increased as a result of compliance and other costs associated with being a publicly listed company as well as costs incurred as we grow and develop our managerial, operational and financial resources and systems, and may continue to increase in the future, including as a result of increasing inflationary pressures, as well as the growth of our business and expansion and diversification into additional markets such as HPC solutions (including AI Cloud Services). Increases in our operating costs without a corresponding increase in our revenue could result in operating losses, which could have a material adverse effect on our business, financial conditions and results of operations.
Our business is highly dependent on a small number of equipment suppliers. Failure of our suppliers to perform under the relevant supply contracts or of our ability to fulfill our obligations thereunder could materially impact our operating results and financial condition.
We have historically relied on a single digital asset mining equipment supplier, Bitmain, to supply us with digital asset mining machines to meet our expansion plans and to replace mining hardware as it ages. Our expansion into the HPC market requires equipment specifically designed for HPC solutions (including AI Cloud Services), which typically comes from different suppliers. There can be no assurance that additional supplies of digital asset mining equipment or HPC solutions equipment, or any other equipment we require in order to construct, operate and maintain our facilities, will be available when required on terms that are acceptable to us, or at all, or that any supplier would be able to provide sufficient equipment to us to meet our requirements. Even if we were able to procure equipment, we may encounter delays and incur added costs as a result of the time it takes to negotiate terms and install new hardware, and the pricing, delivery schedule and other terms of any such alternative source may be less favorable. As a result, any change in our equipment suppliers could adversely affect our expansion plans, business, financial performance, financial condition and results of operations.
There are a limited number of digital asset mining and HPC solutions equipment suppliers in the market today, and the market price and availability of equipment can be volatile based on market supply and demand dynamics. In relation to Bitcoin, higher Bitcoin prices increase the demand for mining equipment and increases the cost. In addition, as more companies seek to enter the mining industry, the demand for machines may outpace supply and create mining machine equipment shortages. In relation to hardware required for HPC solutions (including AI Cloud Services) we offer, demand for Nvidia GPU chipsets and certain networking equipment currently far exceeds supply.
There are no assurances that suppliers will be able to keep pace with any surge in demand for equipment.
Further, equipment purchase contracts may not be favorable to purchasers and we may have little or no recourse in the event an equipment manufacturer defaults on its delivery commitments. If we cannot obtain a sufficient quantity of mining equipment or, if applicable, other equipment such as HPC solutions equipment, at commercially acceptable prices, our growth expectations, our ability to expand into additional markets such as HPC solutions (including AI Cloud Services) we offer, liquidity, financial condition and results of operations will be adversely impacted.
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
The success of our business is dependent on our ability to acquire and configure appropriate hardware solutions to remain competitive. There can be no assurances that the most efficient Bitcoin mining hardware, HPC solutions equipment, or other equipment will be readily available when we identify the need for it, that it will be available to us at a commercially acceptable price or that funding will be available to finance its acquisition. Similarly, there can be no assurance that we will be able to procure necessary hardware at commercially acceptable prices or at all in order to implement our business strategy which includes the expansion and diversification of our revenue sources by offering HPC solutions (including AI Cloud Services) or otherwise, or that funding will be available, particularly in light of the scarcity of the equipment required to offer HPC solutions (including AI Cloud Services). Further, the acquisition of hardware for Bitcoin mining and HPC solutions (including AI Cloud Services) requires significant upfront capital expenditures. Inability to secure funding or appropriate hardware may delay or prevent the timely completion of our growth strategies and anticipated increases in capacity, and may adversely affect our operations, financial position and financial performance.
The price of new miners is typically linked to the market price of Bitcoin and, if the market price of Bitcoin increases, our costs of obtaining new and replacement miners may increase, which may have a material and adverse effect on our financial condition and results of operations.
The price of new miners is subject to market fluctuations. Such fluctuations are influenced by factors including, but not limited to, the price of Bitcoin, the global hashrate, as well as supply and demand for mining equipment. A similar dynamic may also be observed in the HPC solutions (including AI Cloud Services) market where demand for Nvidia GPUs and certain networking equipment far exceeds supply, impacting the price and availability of such hardware.
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
Any electricity outage, non-supply or limitation of electricity supply, including as a result of political pressures or regulation, or increase in electricity costs may result in material impacts to our operations and financial performance.
Our primary input is electricity. We rely on third parties, including utility providers, for the reliable and sufficient supply of electricity to our infrastructure. We cannot guarantee that these third parties will be able to provide any electrical power including at sufficient levels and consistently, or will have the necessary infrastructure to deliver any power that we may require, or that we will be able to procure power from or recontract with them on commercially acceptable terms. As we continue to increase our focus on HPC solutions (including AI Cloud Services) and continue to expand our HPC solutions (including AI Cloud Services), we may decide to add one or more alternative sources of backup power supply at existing or new data centers, in response to customer requirements or otherwise. Any such backup power supply arrangements may be costly and timely to install. Non-supply or restrictions on the supply of, or our failure to procure sufficient electricity to ensure sufficient backup generation sources for our data centers, could adversely affect our operating performance and revenue by constraining the number of ASICs or other hardware (including hardware for any HPC solutions (including AI Cloud Services) we offer) that we can operate at any one time. This may adversely impact customers for any hosting or HPC solutions (including AI Cloud Services) we offer, for example by adversely impacting our ability to meet contractual requirements in respect of uptime, availability or performance. Moreover, electricity outages, or the perception that our data centers do not have adequate backup electricity generation, could adversely impact our ability to compete in the market for HPC solutions (including AI Cloud Services).

Our access to electricity, or sufficient electricity, may be affected by climate change, severe weather, acts of God, natural and man-made disasters, political or market operator interventions, utility equipment failure or scheduled and unscheduled maintenance that results in electricity outages to the utility’s or the broader electrical network’s facilities. These electricity outages may occur with little or no warning and be of unpredictable duration. Further, our counterparties may be unable to deliver the required amount of power for various technical, economic or political reasons. As Bitcoin mining and operation of data centers generally (including, for example, to provide HPC solutions (including AI Cloud Services)) are energy intensive and backup power generation may be expensive to procure, any backup electricity supplies may not be available or may not be available on commercially acceptable terms, or be sufficient to power some or all of our hardware in an affected location for the duration of the outage. Any such events, including any significant nonperformance by counterparties, could have a material adverse impact on our business, financial performance, financial condition and results of operations.
The price we pay for electricity depends on numerous factors including sources of generation, regulatory environment, electricity market structure, commodity prices, instantaneous supply/demand balances, severe or prolonged weather events, counterparties and procurement method. These factors may be subject to change over time and result in increased power costs. In particular, in British Columbia, Canada (BC), we purchase our electricity pursuant to a regulated tariff which is subject to adjustment annually which may result in an increase in the cost of electricity we purchase. For example, on April 21, 2023, as part of the British Columbia Hydro and Power Authority ("BC Hydro")’s electricity rate review, the British Columbia Utilities Commission released an order approving, for the fiscal year commencing April 1, 2023: (i) an increase in the regulated rate by 0.97%; and (ii) setting of the Deferral Account Rate Rider (effectively a discount applicable to a user’s electricity costs) at 1% (previously at 2%). The combined impact of the above order, all else being equal, was an increase in the Company’s all-in unit cost of electricity in British Columbia of approximately 2%. In September 2023, we were notified by BC Hydro of a further 0.17% increase to its rates for the April 1, 2022 to March 31, 2023 period (to be applied retroactively) as well as a further 0.20% increase to its rates for the April 1, 2023 to March 31, 2024 period. This updated rate is generally fixed for a period of 12 months. In February 2024, BC Hydro announced an electricity affordability credit that is applicable to our operations in British Columbia. The electricity affordability credit may result in electricity cost savings in the 12 month period starting from April 15, 2024. We can provide no assurances that any future BC Hydro rate changes will be at a similar level, and it is possible future changes could be material increases.
In addition, in Texas, the electricity market is deregulated and operates through a competitive wholesale market. Electricity prices in Texas are subject to many factors, such as, for example, fluctuations in commodity prices including the price of fossil fuels and other energy sources. The market for oil, gas and other fossil fuel energy sources was volatile during calendar year 2022, and we can provide no assurances that such price disruptions in such deregulated markets will not result in material increases in the price for electricity in such markets in the future. Similarly, high temperatures experienced in Texas during the Summer of 2023 were partially responsible for historically high electrical demand from the Electricity Reliability Council of Texas (“ERCOT”), the organization that operates Texas’ electrical grid, which was reflected in higher than usual wholesale electricity prices during this period. High wholesale electricity prices directly impact the price we pay for electricity. As part of our electricity procurement strategies in Texas, we may participate in demand response programs, load curtailment in response to prices, or other programs, including the use of automated systems to reduce our power consumption in response to market signals. Such automated systems may activate incorrectly or fail from time to time, or our manual operations may not be able to respond as intended, and there is no guarantee that our participation in demand response programs, load curtailment in response to prices, or other programs, will result in electricity price reductions or additional revenue. In addition, although there are currently no federal laws or regulations that explicitly apply to digital asset mining activities as such, there are certain state regulations which vary state by state. For example, in Texas, miners with an energy capacity of more than 75 megawatts may be required to register their mining operations with the Public Utilities Commission of Texas (“PUCT”), which shares that data with ERCOT. Such Texas regulations are currently in the rulemaking stage with PUCT and ERCOT. Another recent bill passed by the Texas Senate in April 2023 would essentially provide that Bitcoin miners can only account for less than 10% of demand response at any given time. Although the bill was not voted on by the House, it can still be reintroduced at a later time. Some demand response programs have regulatory compliance obligations that, if not adhered to or met, may result in fines or penalties. While we aim to mitigate price disruptions (for example, we may, from time to time, seek to purchase electricity market derivatives or hedges to minimize wholesale price volatility), there is no guarantee that any such arrangements will be successful in mitigating volatility or increases in wholesale market prices. Increases and fluctuations in the cost of electricity we purchase could have a material adverse effect on our business, financial performance, financial condition and results of operations. For example, electricity hedge prices vary throughout the year, with higher hedge prices typically during periods where there is expected higher volatility in the ERCOT market. If the expected volatility does not eventuate in the ERCOT market, this may lead to higher power prices as a result of lower revenues from load curtailment in response to prices. Further, if we purchase our electricity from the ERCOT spot market, we may not be able to curtail our operations when prices are high (in particular, we may not be able to curtail our operations relating to the delivery of HPC solutions (including AI Cloud Services) due to customer expectations or requirements relating to uptime), and even if we do curtail the electricity prices may remain high for a long period meaning our operations are curtailed for extended periods of time, any of which could have a material adverse effect on our business, financial performance, financial condition and results of operations.
Further, the supply of electricity for our existing or future operations could be limited as a result of political pressure or regulation. For example, in December 2022, the Government of British Columbia announced an 18-month suspension on new and early-stage BC Hydro connection requests from cryptocurrency mining projects, which was subsequently extended for another 18-months in June 2024. Additionally, in May 2024, the Government of British Columbia amended the Utilities Commission Act to enable the province to enact regulations regarding public utilities’ provision of electricity service to cryptocurrency miners. While this suspension and amendment have not currently impacted our existing Bitcoin mining operations or late-stage connection requests from cryptocurrency mining projects, there can be no assurance that our existing operations and our ability to grow our business will not be impacted by those or similar actions in the future or the issuance of new regulations. See also “—Risks Related to Regulations and Regulatory Frameworks—Bitcoin mining and HPC activities are energy-intensive, which may restrict the geographic locations of miners and operations, in particular, to locations with renewable sources of power. Government regulators may potentially restrict the ability of electricity suppliers to provide electricity to Bitcoin miners or HPC operators, including us, or Bitcoin mining or HPC activities generally.”
Any long-term outage or limitation of the internet connection at our sites could materially impact our operations and financial performance.
Our ability to validate and verify Bitcoin transactions, secure transaction blocks and add those to the Bitcoin network, either directly or through a mining pool, is dependent on our ability to connect to the Bitcoin network or mining pools through the internet. Similarly, our ability to offer HPC solutions (including AI Cloud Services) or other products or services using our data center capacity is also dependent on our ability to connect to the internet. Any extended downtime, limitations in bandwidth or other constraints may affect our ability to contribute some or all of our computing power to the network or mining pools. We may not have backup internet connections at our operations, and any backup internet connections may not be sufficient to support all of our, or our customers, Bitcoin mining and HPC solutions equipment in an affected location for the duration of the outage, limitations or constraints to the primary internet connection. Any such events could have a material adverse impact on our operating results and financial condition.

Additionally, outside internet routing issues to mining pools could present additional risks. For example, if there are routing problems that prevent efficient communication among mining pools, or if there is heavy packet loss, our ability to validate and verify transactions could be severely impaired. This could result in delayed block submissions, missed block rewards, and reduced overall efficiency of our mining operations.

Moreover, internet outages or disruptions can lead to loss of connectivity to critical network services and applications necessary for our operations. This includes potential impacts on remote monitoring and management tools, which are essential for maintaining optimal performance and responding to issues in real-time. Any delay in identifying and resolving problems can lead to prolonged downtime and further financial losses.

Furthermore, the reliability of our internet connection is crucial for maintaining the security of our operations. Interruptions or limitations in connectivity can expose us to increased risk of cyberattacks or unauthorized access, as certain security measures may be compromised during periods of reduced connectivity. In the event of an internet outage or limitations in connectivity, our ability to maintain regular business operations could be severely impacted, potentially leading to decreased revenue, increased operational costs, and damage to our reputation. Features of the Bitcoin network, such as decentralization, open-source protocol and reliance on peer-to-peer connectivity, are essential to preserve the stability of the Bitcoin network and decrease of the risk of fraud. A disruption of the internet or the Bitcoin network could affect the ability to transfer Bitcoin, and consequently the value of Bitcoin, as well as our ability to mine Bitcoin. A significant disruption of internet connectivity (for example, affecting large numbers of users or geographic regions) could prevent the Bitcoin network's functionality and operations until the internet disruption is resolved. As we continue to increase our focus on HPC solutions (including AI Cloud Services) and continue to expand our offering of HPC solutions (including AI Cloud Services), the reliability of our internet connections could also negatively affect our customers who rely on our data center services for our HPC solutions (including AI Cloud Services) and the reliability of such solutions, leading to potential loss of business and long-term financial repercussions. Moreover, internet outages, or the perception that our data centers may be exposed to the risk of internet outages where we have limited or no backup internet connections at all, could adversely impact our ability to compete in the market for HPC solutions (including AI Cloud Services).

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
For example, high voltage circuit breakers represent a single point of failure at all of our sites. If it fails, this will result in the site being non-operational. We estimate that the current lead time required to replace the various circuit breakers is 15 to 113 weeks, which lead time could increase. There are other items of equipment at each of our sites that, upon failure, could result in the entire site or certain sections of the site being non-operational. These include, but are not limited to, the high voltage transformers, low voltage transformers and switchgear, all of which currently have estimated lead times ranging between 16 to 72 weeks, and are subject to increase.
Due to the long-lead times required to acquire some of the equipment used in our operations, the failure of such parts could result in lengthy outages at an affected location, and could materially impact our operations (including impacts on hosting or HPC solutions (including AI Cloud Services) customers), financial results and financial condition.
Serial defects in our ASICs, GPUs and other equipment may result in failure or underperformance relative to expectations and impact our operations and financial performance.
Our operations contain certain items of equipment that have a high concentration from one manufacturer (for example, our ASICs and HPC solutions (including AI Cloud Services) hardware). Additionally, the equipment we rely on may experience defects in workmanship or performance on arrival or throughout its operational life. If such defects are widespread across equipment we have used in the construction of our facilities, we could suffer material outages or underperformance compared to expectations. Such circumstances could adversely affect our business, prospects, financial condition and operating results and could result in a substantial decrease in our mining fleet’s hashrate, leading to reduced rewards and revenue from Bitcoin mining. Such defects could also result in any existing HPC solutions (including AI Cloud Services) customers choosing to use another provider and may adversely impact the competitiveness of our HPC solutions (including AI Cloud Services). Such circumstances could adversely affect our business, prospects, financial condition and operating results.
Adoption of custom firmware for our mining fleet could lead to failures that result in a substantial decrease in our mining fleet’s hashrate.
We may adopt custom firmware for our Bitmain mining fleet, which, if unsuccessfully implemented on a large scale, or if it does not operate as intended, could lead to failures and significantly impact our hashrate. There is also the risk of potentially voiding mining hardware manufacturer warranties through use of custom firmware. While our trials with two alternate software providers have demonstrated positive results on older models after review by our R&D program, there is a possibility that custom firmware solutions may not perform as reliably or efficiently with newer models.
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
We rely on several third-party service providers for services that are essential to our business model, the most important of which are our suppliers of power, electrical equipment, building materials, specialist maintenance services and construction services. Additionally, our business strategy includes expanding and diversifying our revenue sources. Pursuant to that strategy, we are undertaking the expansion and diversification of HPC solutions (including AI Cloud Services), as well as the development of other new products and services leveraging data center capacity and access to power. As we expand into any new markets and develop new solutions, we may also rely on third parties to supply us the equipment which we then use to provide a service to potential customers. HPC solutions, including AI Cloud Services, require certainty and reliability in uptake times. If these third parties experience difficulty in providing the services or products we require, or if they experience disruptions or financial distress or cease operations temporarily or permanently, or if the products they supply are defective or cease to operate for any reason, it could make it difficult for us to execute our operations. If we are unsuccessful in identifying or finding highly qualified third-party suppliers or service providers, if we fail to enter into suitable commercial arrangements with them, or if we fail to negotiate cost-effective relationships with them or if we are ineffective in managing and maintaining these relationships, it could materially and adversely affect our business and our financial condition, operating results, cash flows, and prospects.
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
For example, if the PRC government were to prevent mining hardware suppliers from doing business with companies who engage in Bitcoin-related activities, we would be required to find replacement suppliers for our digital asset mining equipment. Certain mining hardware suppliers have decided to move some of their production of miners out of China and into other countries, notably Southeast Asian countries. Any interruptions in mining hardware suppliers' operations could still result in cancellations or delays and may adversely impact our ability to receive mining equipment on a timely basis or at all. Moreover, if we were unable to find a replacement supplier able to meet our supply demands and promptly, it could have a material adverse effect on our business.
In China, it is illegal to accept payment in Bitcoin for consumer transactions and banking institutions are barred from accepting deposits of digital assets. The PRC government has also restricted digital asset operations and transactions by banning digital asset mining activity. If the PRC government were to further restrict digital asset mining related activities, including production of materials used in such activities, it would have a material adverse impact on mining hardware suppliers’ operations and in turn our business prospects.
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
Bitcoin miners and other necessary hardware are subject to malfunction, obsolescence and shortages.
The Bitcoin mining industry has historically seen periodic improvements in the hardware technology used to mine Bitcoin. There is a risk that our current hardware will be superseded by more powerful technology, including ASICs with a materially higher hashrate (relative to power consumption), which would make Bitcoin mining with our current hardware less commercially viable. Moreover, much of the hardware we use in our facilities has a finite life and will require replacement over time as our hardware ages.
Similarly, our business strategy includes expanding and diversifying our revenue sources including HPC solutions (including AI Cloud Services), as well as aiming to develop new products and services leveraging our data center capacity and access to power. Hardware required for any such new products and services is subject to similar risks. In particular, the rapid pace of technological advancements in HPC GPU hardware presents a risk of hardware obsolescence. As newer and more efficient GPUs are continually developed, existing hardware may quickly become outdated, leading to reduced performance, compatibility issues with new software or systems, and potential difficulties in sourcing customers looking to utilize the hardware. This can result in increased operational costs and may necessitate unexpected capital investment to upgrade hardware, hindering the ability to maintain competitive performance in compute-intensive applications. Further, if we seek to update our existing hardware in response to significant improvements in available hardware technology or to replace underperforming or malfunctioning hardware, there is no guarantee that such technology will be available to us, available on commercially acceptable terms, successfully implemented in our operations or achieve the expected operational performance.
Given the long production period to manufacture and assemble hardware and exposure to potential shortages in global semiconductor chip supply, there can be no assurance that we can acquire enough hardware or replacement parts on a cost-effective basis, or at all, for the maintenance and expansion of our operations. In relation to hardware required for HPC solutions (including AI Cloud Services), demand for Nvidia GPUs and certain networking equipment currently far exceeds supply.
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
The equipment used in our operations is generally manufactured by third parties using a large amount of commodity inputs (for example, steel, copper, aluminum). Many manufacturing businesses globally are currently experiencing supply chain issues and increased costs with respect to such commodities and other materials and labor used in their production processes, which is due to a complex array of factors including increased demand from the Bitcoin mining and other industries, and which can occur from time to time. Procurement from suppliers which manufacture equipment outside of North America is also exposed to additional risks such as regulatory changes (for example, a tariff or ban on equipment imported or exported from certain jurisdictions) and global freight disruptions. Additionally, shortages in global semiconductor chip supply may impact procurement timelines for equipment. Such issues may cause delays in the delivery of, or increases in the cost of, the equipment used in our operations, which could materially impact our operating results and may delay our expansion plans.
For example, shipments of Bitmain equipment from Southeast Asia to our sites may face significant hurdles due to logistical constraints and bottlenecks. The delivery of equipment is subject to the fluctuations of supply and demand for air and sea freight, as well as the availability of local logistics companies, coupled with possible local congestion at key processing locations, such as airports or pickup warehouses. Additionally, there are inherent risks associated with transit, including potential damage, loss or theft of equipment. These logistical challenges could materially impact our operations, causing delays or losses in equipment delivery and potentially hindering our expansion plans.
In addition, public health crises, including an outbreak of an infectious disease (such as COVID-19), terrorist acts, and political or military conflict, such as the conflict in Ukraine, have increased the risks and costs of doing business abroad. Many of the manufacturers of our equipment are located outside of the jurisdictions in which we have facilities and sites, necessitating international shipping to enable us to incorporate the equipment into our facilities. Political and economic instability have caused many businesses to experience logistics issues in the past resulting in delayed deliveries of equipment, which could occur again in the future. Supply chain disruptions may also occur from time to time due to a range of factors beyond our control, including, but not limited to, climate change, seasonal and unseasonal weather events, shipping constraints (for example, blocked shipping canals or closure of shipyards), increased costs of labor, inflationary pressure, freight costs, industrial disputes, political or military blockades and raw material prices along with a shortage of qualified workers. Such supply chain disruptions can potentially cause material impacts to our operating performance and financial position if delivery of equipment for our facilities is delayed.
It may take significant time and expenditure to grow our Bitcoin mining operations and develop HPC solutions (including AI Cloud Services) through continued development at our existing and planned sites, and our efforts may not be successful.
The continued development of our existing and planned facilities is subject to various factors beyond our control. There may be difficulties in integrating new equipment into existing infrastructure, constraints on our ability to connect to or procure the expected electricity supply capacity at our facilities, defects in design, construction or installed equipment, diversion of management resources, insufficient funding or other resource constraints. Actual costs for development may exceed our planned budget. In particular, our business strategy includes expanding and diversifying our revenue sources into additional markets (such as our current operations in HPC solutions (including AI Cloud Services)), as well as the development of other new products and services leveraging our data center capacity and access to power. Our ability to execute on our HPC solutions (including AI Cloud Services) strategy could be challenging in our current data center designs and may require retrofits, alterations or other custom designed solutions to enable the operating environment to function for further HPC solutions (including AI Cloud Services), which may be cost prohibitive, if the operating environment or site is capable of doing so at all. For example, this may necessitate close collaboration with cooling experts, engineers and specialized vendors to ensure thermal management is aligned with specific hardware requirements.
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
Transfer of sites that we have contractually secured may ultimately fail to complete due to factors beyond our control (for example, due to default or non-performance by counterparties). In addition, estimated power availability at sites secured could be materially less than initially expected or not available at all. Furthermore, the ability to secure connection agreements to access such power sources and permits, approvals and/or licenses to construct and operate our facilities could be delayed in regulatory processes, may not be successful or may be cost prohibitive. For example, in December 2022, the Government of British Columbia announced a temporary 18-month suspension on new and early-stage BC Hydro connection requests from cryptocurrency mining projects, which was subsequently extended for another 18-months in June 2024. Additionally, in May 2024, the Government of British Columbia amended the Utilities Commission Act to enable the province to enact regulations regarding public utilities’ provision of electricity service to cryptocurrency miners. While this suspension and amendment have not currently impacted our existing operations, these actions and future actions by Government regulators, or the issuance of any new regulations, may reduce the availability and/or increase the cost of electricity in the geographic locations in which our operating facilities are located, or could otherwise adversely impact our business.
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
See “—Our business is subject to customary risks in developing infrastructure projects.”
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
The build-out of our platform is subject to customary risks relevant to developing greenfield and brownfield infrastructure projects that may adversely impact our development plans, operations and financial performance, including:
•difficulty finding sites that satisfy our requirements at a commercially viable price;
•planning approval processes, permitting and licensing requirements or the ability to obtain required permits and licenses in certain jurisdictions;
•site condition risks (for example, geotechnical, environmental, flooding, seismic and archaeological) in developing greenfield and brownfield sites;
•site specific encumbrances, for example wind leases at our West Texas development site that confer certain ongoing rights to a third party;
•obtaining releases, easements and rights of way (for example, in relation to access rights, constructing transmission lines or existing encumbrances), if required;
•local community objections or feedback preventing or limiting permits and approvals, or a ‘social license’ to operate in the community;
•availability of power and the satisfactory outcome of relevant studies, as well as completion of the process to connect to the electrical grid and execution of connection agreements and electricity supply agreements with the relevant entities, which may also be cost prohibitive;
•interface and operational risks;
•availability, timing of delivery, and cost of construction materials and equipment to each site;
•contracting and labor issues (i.e. industry-wide labor strikes, ability to engage experienced labor and contractors/subcontractors in remote areas, labor shortages due to competing demand);
•non-performance by contractors and sub-contractors impacting quality assurance and quality control;
•lack of interest from contractors or design builders and potential increase in project costs due to competing infrastructure development worldwide;
•severe or inclement weather or other natural or man made disasters;
•climate change;
•construction delays generally;
•delays arising from changes to design;
•delays or impacts arising from public health crises, including an outbreak of an infectious disease (such as COVID-19);
•obtaining any required regulatory or other approvals to invest or own land and infrastructure in foreign jurisdictions; and
•availability of capital to fund construction activities and associated contractual commitments.

We operate in a highly competitive industry and rapidly evolving sector.
The Bitcoin mining and HPC solutions (including AI Cloud Services) ecosystems are highly innovative, rapidly evolving and characterized by intense competition, experimentation and frequent introductions of new products and services, and are subject to uncertain and evolving industry and regulatory requirements. We expect competition to increase in the future as existing competitors expand their operations, new competitors enter the industry, and new products are introduced or existing products are enhanced. We compete against a number of companies operating globally that focus on mining digital assets and/or HPC solutions (including AI Cloud Services).
Our existing and potential competitors may have various competitive advantages over us, such as:
•greater name recognition, longer operating histories and larger market shares;
•more established marketing, banking and compliance relationships;
•more efficient hardware;
•greater mining or data center capabilities (for example, through adoption of proprietary technology);
•more developed sales and customer management capabilities;
•more timely introduction of new technologies;
•preferred relationships with suppliers, including of mining machines, hardware for HPC solutions (including AI Cloud Services) and other equipment;
•better access to more competitively priced power;
•greater reliability in electricity supply, whether as a result of a greater number of backup sources of power or otherwise;
•greater financial resources and access to capital to acquire new hardware, businesses, capabilities and enable growth;
•more reliable internet connections as a result of the location of their data centers to key internet connections;
•lower labor, compliance, risk mitigation and research and development costs;
•larger and more mature intellectual property portfolios;
•greater number of applicable licenses or similar authorizations;
•fewer regulatory restrictions, including with respect to energy supply;
•established core business models outside of the mining or trading of digital assets, allowing them to operate on lesser margins or at a loss;
•operations in certain jurisdictions with lower compliance costs and greater flexibility to explore new product offerings; and
•substantially greater financial, technical and other resources.
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

Public health crises, including an outbreak of infectious disease (such as COVID-19), and any governmental or industry measures taken in response to such infectious disease, may adversely impact our operations.
Public health crises, including an outbreak of infectious disease (such as COVID-19), and any governmental or industry measures taken in response, could significantly disrupt or prevent us from operating our business in the ordinary course for an extended period, and thereby adversely affect our business and results of operations.
The extent to which a public health crisis could impact our business and results of operations, including cash flows, will depend on numerous evolving factors, known and unknown, that we cannot predict, including without limitation: the trajectory, duration, scope, severity, and any resurgences of the epidemic or pandemic; any government public health orders, travel restrictions or other restrictive measures instituted in response to such public health crises; the health of, and the effect on, our workforce; the potential effects on our internal controls, including our internal control over financial reporting, as a result of changes in working environments for our employees and business partners; and the continued impact on worldwide macroeconomic conditions (including on the global capital markets, the global economy and Bitcoin prices).
We cannot offer any assurance that any future resurgences or future outbreaks of public health crises in Australia, Canada, the United States or elsewhere, including an outbreak of infectious disease (such as COVID-19), will not occur, or that the global economy will fully recover, either of which could seriously harm our business and adversely affect our Ordinary share price.
The loss of any of our management team or an inability to attract and retain qualified personnel could adversely affect our operations, strategy and business.
We operate in a competitive and specialized industry where our continued success is in part dependent upon our ability to attract and retain skilled and qualified personnel in a timely manner. A loss of a significant number of our skilled and experienced employees or, alternatively, difficulty in attracting additional adequately skilled and experienced employees, may adversely impact our operations and financial performance.
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
Additionally, our ability to successfully execute on our growth strategies, including our strategy of expanding and diversifying our revenue sources, such as our offerings of HPC solutions (including AI Cloud Services), and offering new products and services, will depend on our ability to identify, hire, train and retain qualified employees with the right mix of skills to build and maintain relationships with customers and who can provide the technical, strategic, and marketing skills required to develop HPC solutions (including AI Cloud Services) we offer and any other new products and services we may seek to develop in a timely manner. There is a shortage of qualified personnel in some of these fields, and we will be competing with other companies for this limited pool of potential employees. There is no assurance that we will be able to recruit or retain qualified personnel, and this failure could negatively impact our ability to develop and deliver new services to the market.
The potential acquisition or disposition of businesses, services or technologies, joint ventures or other strategic transactions may not be successful or may adversely affect our existing operations.
As part of our strategy, we may, from time to time, seek to acquire businesses, services or technologies or enter into joint ventures or other strategic transactions, that we believe could complement or expand our current business, enhance our technical capabilities or otherwise offer growth opportunities.

We may not be successful in identifying and acquiring suitable acquisition targets at an acceptable cost. Further, joint venture transactions typically involve a number of risks and present financial, managerial and operational challenges, including the existence of unknown potential disputes, liabilities or contingencies that arise after entering into the joint venture related to the counterparties to such joint venture. The pursuit of potential acquisitions, dispositions, joint ventures or other strategic transactions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, regardless of whether or not they are ultimately completed.

If we acquire additional businesses, we may not be able to integrate the acquired personnel, operations and technologies successfully, or effectively manage the combined business following the acquisition. We also may not achieve the anticipated synergies, strategic advantages or earnings from the acquired business due to a number of factors, including:
•incurrence of acquisition-related costs;
•unanticipated costs or liabilities associated with the acquisition;
•the potential loss of key employees of the target business;
•use of resources that are needed in other parts of our business; and
•use of substantial portions of our available cash to complete the acquisition.
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

In addition, we may from time to time, seek to dispose of assets where we believe we can receive value from any such disposition that is accretive to the business. For example, in July 2024 we announced that we were exploring potential monetization opportunities for our broader power and land portfolio, including asset sales (including the 1,400MW West Texas development site), colocation deals, joint ventures, build-to-suit data centers, and acquiring additional GPUs to expand our HPC capabilities. There can be no assurance that we will be successful in completing any such transaction, including because there may not be buyers willing to enter into a transaction, we may not receive sufficient consideration for the relevant businesses or assets or the process of selling such businesses or assets may take too long. These transactions, if completed, may reduce the size of our business and we may not be able to replace the volume associated with the business.
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
The potential physical impacts of climate change on our properties and operations are highly uncertain and would be particular to the geographic circumstances in areas in which we operate. These may include changes in rainfall and storm patterns and intensities, water shortages, changing sea levels and changing temperatures. Natural disasters may become more frequent, such as the 2023 British Columbia wildfires, which combined have burned a record-breaking land area in the region. In addition, Texas has experienced numerous power outages as a result of severe storms and hurricanes. The increased prevalence of natural disasters and other impacts attributable to climate change may materially and adversely impact the cost of production, operational efficiency and financial performance of our operations. Further, any impacts to our business and financial condition as a result of climate change are likely to occur over a sustained period of time and are therefore difficult to quantify with any degree of specificity. For example, extreme weather events may result in adverse physical effects on portions of our infrastructure, which could impact the operational efficiency of our assets or disrupt our supply chain and ultimately our business operations. In addition, disruption of transportation, power and distribution systems could result in delays to potential expansion plans, additional costs or reduced operational efficiency.

The reliability and operating efficiency of our ASICs, GPUs and other equipment is linked to weather conditions, including temperature and humidity. If we are unable to appropriately manage climatic conditions for the operating equipment inside our data centers, whether caused by either long or short term variations in weather conditions outside of optimal operating thresholds or as a result of ventilation equipment failure, our ASICs, GPUs and other equipment may be subject to reduced operating efficiency, increased equipment failure and higher maintenance costs. More severe or sustained climate-related events have the potential to disrupt our business and may cause us to experience higher attrition, losses and additional costs to resume operations.
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
Our current and planned operations, and any other future sites we establish (including during the construction phase), will be subject to a variety of risks relating to physical condition and operation, including but not limited to:
•the presence of construction or repair defects or other structural or building damage;
•any noncompliance with, or liabilities under, applicable regulations, including but not limited to, environmental, health or safety regulations or requirements of building codes, permits and zoning requirements;
•any damage resulting from climate change, extreme weather conditions or natural or man-made disasters, such as earthquakes, fires, floods, hurricanes, tornadoes, severe storms (including impacts from rain, snow, hail, lightning and wind), or extreme cold or hot weather; and
•claims by employees and/or others for injuries sustained at our properties.
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
A substantial increase in electricity costs could render Bitcoin mining or HPC solutions (including AI Cloud Services) we offer ineffective or not viable for us. Market prices for power, generation capacity and ancillary services are unpredictable. An increase in market prices for power, generation capacity or ancillary services may adversely affect our business, prospects, financial condition, and operating results. Long-term and short-term power prices may fluctuate substantially due to a variety of factors outside of our control, including, but not limited to:
•increases and decreases in the supply and type of generation capacity;
•changes in network and/or market regulator fees and charges;
•fuel costs;
•commodity prices;
•new generation technologies;

•changes in power transmission constraints or inefficiencies;
•climate change and volatile weather conditions, particularly unusually hot or mild summers or unusually cold or warm winters, and other natural or man-made disasters, including the impacts of such on the demand or power;
•technological shifts resulting in changes in the demand for power or in patterns of power usage, including the potential development of demand-side management tools, expansion and technological advancements in power storage capability and the development of new fuels or new technologies for the production or storage of power;
•federal, state, local and foreign power, market and environmental policy, regulation and legislation;
•changes in capacity prices and capacity markets; and
•power market structure (for example, energy-only versus energy and capacity markets).
See “—Any electricity outage, non-supply or limitation of electricity supply, including as a result of political pressures or regulation, or increase in electricity costs may result in material impacts to our operations and financial performance.”
We may fail to anticipate or adapt to technology innovations in a timely manner, or at all.
The digital asset, data center and HPC solutions markets (including markets for AI Cloud Services) are experiencing rapid technological changes. In addition, use of AI/ML is becoming more prevalent. Failure to anticipate technology innovations or adapt to such innovations in a timely manner, or at all, may result in our current and future capabilities becoming obsolete. The process of developing and marketing new products, services, solutions or capabilities, and implementing the use of new technologies in our business, is inherently complex and involves significant uncertainties. There are a number of risks, including the following:
•our product or service planning efforts may fail in resulting in the development or commercialization of new technologies or ideas;
•our research and development efforts may fail to translate new product plans into commercially feasible solutions;
•our new products or solutions (including AI Cloud Services and other HPC solutions we offer) may not be well received by consumers or otherwise may fail to achieve their intended purpose or functionality;
•we may not have adequate funding and resources necessary for continual investments in product planning and research and development;
•to the extent that we do not have sufficient rights to use the data or other material or content used in or produced by AI/ML tools that we may use in our business, or if we experience cybersecurity incidents in connection with our use of AI/ML, it could adversely affect our reputation and expose us to legal liability or regulatory risk, including with respect to third-party intellectual property, privacy, publicity, contractual or other rights;
•in the United States, a number of civil lawsuits have been initiated related to the use of AI/ML, which may, among other things, require us to limit the ways in which our AI/ML systems in our business;
•our products or solutions may become obsolete due to rapid advancements in technology and changes in consumer preferences; and
•high level of competition in the digital asset, data center, and HPC solutions (including AI Cloud Services) markets means that competitors may introduce superior products or services before we can develop or market our own innovations.
Any failure to anticipate the next generation technology roadmap or changes in customer preferences or to timely develop new or enhanced products or implement use of new technologies in our business, including AI/ML, in response could result in decreased revenue and market share. An inability to adapt could tarnish our reputation as an innovator and leader in our industry, further affecting our competitive position and long-term viability.In addition, as the utilization of AI/ML becomes more prevalent, we anticipate that it will continue to present new or unanticipated ethical, reputational, technical, operational, legal, competitive, and regulatory issues, among others. We expect that our incorporation of AI/ML in our business will require additional resources, including the incurrence of additional costs, to develop and maintain our offerings, to minimize potentially harmful or unintended consequences, to comply with applicable and emerging laws and regulations, to maintain or extend our competitive position, and to address any ethical, reputational, technical, operational, legal, competitive or regulatory issues which may arise as a result of any of the foregoing. Further, our competitors or other third parties may incorporate AI/ML into their products more quickly or more successfully than us, which could impair our ability to compete effectively. As a result, the challenges presented with our use of AI/ML could adversely affect our business, financial condition and results of operations.
Risks Related to Bitcoin
The potential transition of digital asset networks such as the Bitcoin network from proof-of-work mining algorithms to proof-of-stake validation may significantly impact the value of our capital expenditures and investments in machines and real property to support proof-of-work mining, which could make us less competitive and ultimately adversely affect our business and the value of our Ordinary shares.
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
Our business strategy currently focuses on mining Bitcoin (as opposed to other digital assets). Additionally, all of our mining hardware is limited to mining using a “proof-of-work” protocol based on the complex cryptographic algorithm known as Secure Hash Algorithm 256 (“SHA-256”). Should Bitcoin, like certain other digital asset networks did in calendar year 2022, shift from a proof-of-work validation method to a proof-of-stake method (or, alternatively, to a less competitive hashing algorithm), the transaction verification process (i.e. “mining” or “validating”) would require less power and may render any company that maintains advantages in the current climate with respect to proof-of-work mining (for example, from lower-priced electricity, processing, computing power, real estate, or hosting) less competitive or less profitable, including ours. For example, the Ethereum network, another popular blockchain network with a widely traded digital asset, completed its transition from proof-of-work to proof-of-stake in September 2022, in part to achieve more efficiency in relation to the energy consumption of its network and production and verification of its blockchain. Large numbers of Ethereum mining equipment and other investments in Ethereum mining operations became obsolete, while a minority of Ethereum mining equipment was repurposed for mining other digital assets, which were less profitable. Additionally, the successful Ethereum transition to proof-of-stake could lead to pressure on Bitcoin to also transition to proof-of-stake.
If the Bitcoin network shifts to proof-of-stake validation, we may lose the benefit of our capital investments and their competitive advantage, which were intended to improve the efficiency of our digital asset mining operations only with respect to proof-of-work networks. Further, a shift in market demand from proof-of-work to proof-of-stake protocols could impair our business and operations which are based on hardware that is strictly limited to mining digital assets based on SHA-256 algorithm. Such events could have a material adverse effect on our ability to continue as a going concern or to pursue our business strategy at all, which could have a material adverse effect on our business, prospects, financial condition and operating results.
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
The utilization of a digital asset technology is influenced by public acceptance and confidence in its integrity and potential application, and if public acceptance or confidence is lost for any reason (for example, as a result of hacking or demand for greater power efficiency), the use of that technology may become less attractive, with users instead utilizing alternative digital assets. If preferences in the digital assets markets shift away from proof-of work networks such as the Bitcoin network, or the market otherwise adopts new digital assets, this could result in a significant reduction in the value of Bitcoin, which could have a material adverse effect on our business, prospects or operations, including the value of the Bitcoin that we mine or otherwise acquire or hold for our own account.
If a malicious actor or botnet obtains control of more than 50% of the processing power on the Bitcoin network, such actor or botnet could manipulate the Bitcoin network, which would adversely affect your investment in our securities or our ability to operate.
If a malicious actor or botnet (a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains a majority of the processing power dedicated to mining a digital asset, such actor or botnet may be able to alter the digital asset network or blockchain on which transactions of the digital asset are recorded by constructing fraudulent blocks or preventing certain transactions from completing in a timely manner, or at all. The malicious actor or botnet could control, exclude or modify the ordering of transactions, though it could not generate new coins or transactions using such control. The malicious actor could “double-spend” its own digital asset (i.e. spend the same Bitcoin in more than one transaction) and prevent the confirmation of other users’ transactions for as long as it maintained control. To the extent that such malicious actor or botnet does not yield its control of the processing power on the network or the digital asset community does not reject the fraudulent blocks as malicious, reversing any changes made to the effected digital asset network may not be possible. The Bitcoin network and other digital asset networks may be vulnerable to other network-level attacks, non-exhaustive examples of which include miners colluding to: (i) cease validating transactions to effectively halt the network, (ii) mine only “empty” blocks (i.e. blocks with no transactions), thus censoring all transactions, (iii) “reorganize the chain” which would revert transactions made over some time period, removing previously confirmed transactions from the blockchain or (iv) execute a “doublespend” attack, which involves erasing specific transactions from the blockchain by replacing the blocks in question.
A large amount of mining activity is physically located in emerging markets. If a nation state or other large and well-capitalized entity wanted to damage the Bitcoin network or other proof-of-work digital asset networks, the entity could attempt to create, either from scratch, via large-scale purchases or potentially seizure, a significant amount of mining processing power.
Although there are no known reports of malicious activity or control of the Bitcoin network achieved through controlling over 50% of the processing power on the network, it is believed that certain mining pools may have exceeded the 50% threshold on the Bitcoin network. The possible crossing of the 50% threshold indicates a greater risk that a single mining pool could exert authority over the validation of Bitcoin transactions. This could occur, for example, if transaction fees are not sufficiently high to make up for the scheduled decreases in the reward of new Bitcoin for mining blocks. In that situation, miners may not have an adequate incentive to continue mining and may cease their mining operations. The fewer miners on the network, the easier it will be for a malicious actor to obtain control in excess of 50% of the aggregate hashrate on the Bitcoin network.

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
If the rewards and fees paid for maintenance of a digital asset network are not sufficiently high to incentivize miners, miners may respond in a way that reduces confidence in the network. Bitcoin miners collect fees from transactions that are confirmed. Miners validate unconfirmed transactions by adding the previously unconfirmed transactions to new blocks in the blockchain. Miners are not forced to confirm any specific transaction, but they are economically incentivized to confirm valid transactions as a means of collecting fees. To the extent that any miners cease to record transactions in solved blocks, such transactions will not be recorded on the blockchain. Historically, miners have accepted relatively low transaction fees and have not typically elected to exclude the recording of low-fee transactions in solved blocks; however, to the extent that any such incentives arise (for example, a collective movement among miners or one or more mining pools to reject low transaction fees), recording and confirmation of transactions on the blockchain could be delayed, resulting in a lack of confidence in Bitcoin. Alternatively, these incentives could result in higher transaction fees overall, which could lead to fewer uses for the Bitcoin network. For example, it may become uneconomical and users will be less willing to use the Bitcoin network for applications such as micropayments if transaction fees are too high.
Overcapacity (that is, too many transactions being transmitted to the network at once) could also result in increased transaction fees and increased transaction settlement times. Bitcoin transaction fees were, on average for the fiscal year ended June 30, 2024, approximately $7.1 per transaction. While it is possible that increased transaction fees could result in more revenue for our business, increased fees and decreased settlement speeds could preclude certain uses for Bitcoin (for example, micropayments), and could reduce demand for, and the price of, Bitcoin, which could adversely affect our business.
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
Digital assets such as Bitcoin primarily trade on digital asset trading platforms and decentralized finance protocols, both of which are relatively new and, in some cases, unregulated. Furthermore, while some digital asset trading platforms provide information regarding their ownership structure, management teams, private key management, hot/cold storage policies, capitalization, corporate practices and regulatory compliance, many other digital asset trading platforms do not. A lack of transparency provided could result in us underestimating the risk of a potential loss in balances, which could include the loss of a material portion of the Bitcoin we store on such digital asset trading platforms. Digital asset trading platforms do not appear to be subject to regulation in a similar manner as other regulated trading platforms, such as national securities exchanges or designated contract markets. As a result, the marketplace may lose confidence in the less transparent or unregulated digital asset trading platforms, including prominent digital asset trading platforms that handle a significant volume of trading in Bitcoin.
Many digital asset trading platforms are unlicensed, unregulated, operate without extensive supervision by governmental authorities, and do not provide the public with significant information regarding their ownership structure, management team, corporate practices, cybersecurity, and regulatory compliance. In particular, those located outside the United States may be subject to significantly less stringent regulatory and compliance requirements in their local jurisdictions. As a result, trading activity on or reported by these digital asset trading platforms is generally significantly less regulated than trading in regulated U.S. securities and derivatives markets, and may reflect behavior that would be prohibited in regulated U.S. trading venues. Additionally, some of these non-U.S. digital asset trading platforms offer customers high leverage and/or a small insurance fund, which could result in potential losses being socialized to customers and a reduction in the value of our Bitcoins on digital asset trading platform.
In addition, over the past several years, some digital asset trading platforms have been closed due to fraud and manipulative activity, business failure or security breaches. In many of these instances, the customers of such digital asset trading platforms were not compensated or made whole for the partial or complete losses of their account balances. For example, in November 2022, FTX—which was at the time one of the world’s largest and most popular digital asset trading platforms—became insolvent, and it was revealed that the platform had been misusing customer assets. This and other similar events (including significant activity by various regulators regarding digital asset activities, such as enforcement actions, against a variety of digital asset entities, including Coinbase and Binance) have negatively impacted the liquidity of the digital assets markets as certain entities affiliated with FTX and platforms such as Coinbase and Binance have engaged, or may continue to engage, in significant trading activity.
While smaller digital asset trading platforms are less likely to have the infrastructure and capitalization that make larger digital asset trading platforms more stable, larger digital asset trading platforms are more likely to be appealing targets for hackers and malware and may be more likely to be targets of regulatory enforcement action. Furthermore, in November 2023, the SEC charged Kraken—the platform we currently use for our daily exchange of Bitcoin—with operating as an unregistered securities exchange, broker dealer, and clearing agency. While the Company’s operations have not been disrupted so far, there is still some financial exposure if Kraken were to cease operating, as well as expense associated with the Company’s onboarding of a replacement exchange.
Negative perception, a lack of stability in these digital asset trading platforms, fraud or misconduct, and the temporary or permanent closure of such trading platforms due to fraud, business failure, hackers or malware, or government-mandated regulation may reduce confidence in the digital asset marketplace in general and result in a reduction in the value of our Bitcoin and greater volatility in the price of Bitcoin, as well as increase scrutiny on our activities and increase the likelihood of unfavorable government regulation and the risks of litigation against us. These potential consequences could materially and adversely affect our investment and trading strategies, the value of our Bitcoin and the value of any investment in us.

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
As an alternative to fiat currencies or CBDCs that are backed by central governments, most digital assets, which are a relatively new type of asset, are subject to supply and demand forces. How such supply and demand will be impacted by geopolitical events is largely uncertain but could be harmful to us and investors in our Ordinary shares. Political or economic crises may motivate large-scale acquisitions or sales of digital assets either globally or locally. There has been high volatility in the market price of Bitcoin and other digital assets, and as recently as calendar year 2022, there was a significant downturn in their market price, as well as the market price of many technology stocks, including ours. Such events could have a material adverse effect on our ability to continue as a going concern or to pursue our strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any Bitcoin or any other digital assets we mine.
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
The global market for Bitcoin and other digital assets is generally characterized by supply constraints that may differ from those present in the markets for commodities or other assets such as gold and silver. The mathematical protocols under which certain digital assets are mined permit the creation of a limited, predetermined amount of currency, while others have no limit established on total supply. To the extent that other vehicles investing in digital assets or tracking digital asset markets form and come to represent a significant proportion of the demand for digital assets, large redemptions of the securities of those vehicles and the subsequent sale of Bitcoin by such vehicles could adversely affect Bitcoin prices and therefore affect the value of any Bitcoin inventory we may hold.
Spot Bitcoin exchange traded funds (“BTC ETFs”). were approved for trading in the U.S. during the first quarter of 2024, marking a watershed event for the digital assets industry. ETFs from eleven issuers were approved by the SEC and began trading that quarter. As of June 30, 2024, the collective assets under management of the BTC ETFs were $52.1 billion. Net inflows into the BTC ETFs were $14.5 billion, making it one of the most successful launches in ETF history from a demand perspective. In July 2024, spot Ether exchange traded funds were also approved for trading in the U.S. These investment vehicles attempt to provide institutional and retail investors exposure to markets for digital assets and related products and create more opportunities for institutional and retail investors to invest more directly in Bitcoin and other digital assets that may be more attractive than an investment in our Ordinary shares, and consequently, may have an adverse impact on the price of our Ordinary shares.
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
We expect to use Antpool and Foundry as our main mining pool service providers and we are subject to Antpool’s User Service Agreement and Foundry's Pool Terms. There is no prescribed term for services under the User Service Agreement and Antpool reserves the right to limit, change, suspend or terminate all or part of its services to us at any time. Similarly, we also have the right to terminate our use of Antpool’s services at any time. Terms for Foundry services are covered under Foundry's Pool Terms and allow us and Foundry to terminate our use of the pool at any time. If we were unable to use Antpool’s or Foundry's mining pools in the future, whether it be voluntary or involuntary reasons (including technical issues requiring a temporary or long-term switch between mining pool operators), we have identified F2Pool as a back-up mining pool service provider. Under the material terms of F2Pool’s terms of service, a user can terminate their account at any time and may, at its sole discretion, also terminate a user’s account at any time and would not be liable for any losses caused by such termination or suspension. We may use the services of other mining pools in the future.
Due to the competitiveness of the global mining pool industry, we believe that we will be able to promptly access alternative mining pools, if required. Nevertheless, if Antpool or Foundry, or another pool operator that we rely on, suffers downtime due to a cyberattack, software malfunction or other similar issue, terminates our use of the mining pool, or ceases operations entirely due to increased regulatory restrictions, it will adversely impact our ability to mine and receive revenue. Furthermore, we are dependent on the accuracy of the mining pool operator’s record keeping to accurately calculate the network’s statistically expected reward for our hashrate, and the global average transaction fees revenue per block. While we may have internal methods of tracking both the hashrate we provide and the network’s statistically expected reward for that hashrate, the mining pool operator uses its own record-keeping to determine our reward. We may have little means of recourse against the mining pool operator if we fail to receive a payout or if we determine the calculation of the reward paid out to us by the mining pool operator is incorrect, other than by leaving the pool. If we are unable to consistently obtain accurate rewards from our mining pool operators, we may not receive accurate block rewards from the pool, with limited recourse to correct these inaccuracies. This could lead us to decide against further participation in a mining pool, or mining pools generally, which may affect the predictability of our mining returns, which could have an adverse effect on our business and operations.
In January 2023, Genesis Global filed for bankruptcy. Genesis Global is owned by Digital Currency Group, Inc., which also owns Foundry, one of the Company’s mining pool providers. While there are no assurances as to the impact of Genesis Global’s bankruptcy on the Company’s business and results of operations, the Company believes that it is not subject to any material risks arising from its previous exposure to Genesis Global at this time.
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
Halving is the process designed to control the overall supply and reduce the risk of inflation in Bitcoin’s proof-of-work consensus algorithm. At a predetermined block, the mining reward is halved. The Bitcoin block reward was initially set at 50 Bitcoin per mined block and this was halved to 25 Bitcoin in November 2012 at block 210,000, again to 12.5 Bitcoin in July 2016 at block 420,000, again to 6.25 Bitcoin in May 2020 at block 630,000, and again to 3.125 Bitcoin in April 2024 at block 840,000. The next halving for Bitcoin is expected in 2028 at block 1,050,000, when the block reward will reduce to 1.5625 Bitcoin. This process will reoccur until the total amount of Bitcoin issued through block rewards reaches 21 million, which is expected to occur around 2140. To date, the total number of Bitcoin which have been issued is approximately 19.7 million. While Bitcoin has had a history of price fluctuations around the halving of its block rewards, there is no guarantee that any price change will be favorable or would compensate for the reduction in the mining reward. If a corresponding and proportionate increase in the trading price of Bitcoin does not follow these halving events, the revenue that we earn from our mining operations would see a corresponding decrease, which would have a material adverse effect on our business and operations.
Bitcoin’s utility may be perceived as a speculative asset, which can lead to price volatility.
Currently, there is a relatively limited use of any digital assets (including Bitcoin) in the retail and commercial marketplace, contributing to price volatility of digital assets. Price volatility undermines any digital asset’s role as a medium of exchange, as retailers are much less likely to accept it as a form of payment. Banks and other established financial institutions may refuse to process funds for digital assets transactions, process wire transfers to or from digital assets exchanges, digital assets-related companies or service providers, or maintain accounts for persons or entities transacting in digital assets. Furthermore, a significant portion of digital assets demand, including demand for Bitcoin, is generated by investors seeking a long-term store of value or speculators seeking to profit from the short- or long-term holding of the asset. The volatility of Bitcoin may make it unsuitable or undesirable as a long-term store of value.
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
Digital asset trading platforms, wallets and the Bitcoin network may suffer from hacking and fraud risks, which may adversely erode user confidence in Bitcoin, which could adversely affect the price of Bitcoin and our revenues.
Bitcoin transactions are entirely digital and, as with any on-line system, are at risk from hackers, malware and operational glitches. Hackers can target digital asset trading platforms and custody providers to gain access to thousands of accounts and digital wallets where Bitcoin is stored. Bitcoin transactions and accounts are not insured by any type of government program and all Bitcoin transactions are effectively permanent because altering the Bitcoin network's blockchain is prohibitively expensive and such transactions are peer-to-peer without any third-party or payment processor involved which has unilateral control over the Bitcoin network’s ledger. Bitcoin related entities have previously suffered from hacking and cyber-theft which have affected the demand for and price of Bitcoin. Also, the price and exchange of Bitcoin may be subject to fraud risk. While Bitcoin uses private key encryption to verify owners and register transactions, fraudsters and scammers may gain control over a Bitcoin holder's private key in a malicious manner. Future advancements in quantum computing could also potentially break the cryptographic security measures of Bitcoin. All of the above may adversely affect the operation of the Bitcoin network, which would erode user confidence in Bitcoin and could adversely impact our business and ability to monetize the Bitcoin that we mine.
The loss or destruction of any private keys required to access our digital assets may be irreversible. If we, or any third-party with which we store our digital assets, are unable to access our private keys (whether due to a security incident or otherwise), it could cause direct financial loss, regulatory scrutiny and reputational harm.
Digital assets are generally controllable only by the possessor of the unique private key relating to the address with which the digital assets are associated. Private keys must be safeguarded and kept private to prevent a third party from accessing the digital assets held in such a wallet. To the extent that any of the private keys relating to any hot or cold wallets containing our digital assets are lost, destroyed or otherwise compromised or unavailable, and no backup of the private key is accessible, we will be unable to access the digital assets held in the related wallet and, in most cases, the private key will not be capable of being restored. The loss or destruction of a private key required to access digital assets may be irreversible. Further, we cannot provide assurance that any wallet holding our digital assets, either maintained directly by us or by an exchange or custodian on our behalf, will not be lost, hacked or compromised. Digital assets, related technologies and digital asset service providers such as custodians and trading platforms have been, and may in the future be, subject to security breaches, hacking, or other malicious activities. As such, any loss or misappropriation of the private keys used by them to control our digital assets due to a hack, employee or service provider misconduct or error, or other compromise could result in significant losses or fines, hurt our brand and reputation, and potentially harm the value of any Bitcoin that we mine or otherwise acquire or hold for our own account, and adversely impact our business. It is also important to note that insurance coverage for digital asset losses may be limited or unavailable due to the unique nature of the assets. This lack of coverage can leave us further exposed to potential losses, underlining the critical importance of safeguarding private keys and digital assets.
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
There is no registry showing which real-world individuals or entities own Bitcoin or the quantity of Bitcoin owned by any particular real-world person or entity. It is possible, and in fact reasonably likely, that a small group of early Bitcoin adopters hold a significant proportion of the Bitcoin that has been created to date. A number of addresses on the Blockchain network that were active early in the Bitcoin network’s history are and have been dormant for a number of years, with some addresses with material Bitcoin holdings being dormant for over ten years. It is likely that a portion of these dormant addresses were owned by people who have since deceased, or by people who have lost access to their private keys associated with such addresses. As such, a significant number of Bitcoins may be inaccessible forever. To the extent such dormant addresses, or other large holders of Bitcoin, are owned by individuals with access to such addresses who wish to sell their Bitcoin, there are no regulations in place that would prevent a large holder of Bitcoin from selling Bitcoin it holds. To the extent such large holders of Bitcoin engage in large-scale sales or distributions, either on non-market terms or in the ordinary course, it could adversely affect the Bitcoin market and result in a reduction in the price of Bitcoin. This, in turn, could materially and adversely affect the price of our Ordinary shares, our business, prospects, financial condition and operating results.
Incorrect or fraudulent Bitcoin transactions may be irreversible and may negatively impact the Company’s results of operation and financial condition.
Bitcoin transactions are not, from an administrative perspective, reversible without the consent and active participation of the recipient of the Bitcoin from the transaction. In theory, Bitcoin transactions may be reversible with the control or consent of a majority of the processing power on the network, however, we do not now, nor is it feasible that we could in the future, possess sufficient processing power to effect this reversal unilaterally, nor is it likely that sufficient consensus on the relevant network could or would be achieved to enable such a reversal. Once a transaction has been verified and recorded in a block that is added to the Bitcoin network, an incorrect transfer of Bitcoin or a theft thereof generally will not be reversible, and we may not have sufficient recourse to recover our losses from any such transfer or theft. It is possible that, through computer or human error, or through theft or criminal action, our Bitcoin could be transferred in incorrect amounts or to unauthorized third parties, or to uncontrolled accounts. To the extent that we are unable to recover our losses from or seek redress for such action, error or theft, such events could result in significant losses, hurt our brand and reputation, and adversely impact our business.
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
The accounting rules and regulations that we must comply with are complex and subject to interpretation by the IFRS Foundation, International Accounting Standards Board, (“IASB”), the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and may even affect the reporting of transactions completed before the announcement or effectiveness of a change. Recent actions and public comments from the IASB and the SEC have focused on the integrity of financial reporting and internal controls. In addition, many companies’ accounting policies are being subject to heightened scrutiny by regulators and the public. Further, there have been limited precedents for the financial accounting of digital assets and related valuation and revenue recognition, and no official guidance has been provided by the IASB or the SEC, as to Bitcoin miners. As such, there remains significant uncertainty on how Bitcoin miners can account for digital assets, transactions involving digital assets and related revenue. Uncertainties in or changes to regulatory or financial accounting standards or interpretations by the SEC, particularly as they relate to the Company and the financial accounting of our Bitcoin-related operations, could result in the need to change our accounting methods and restate our financial statements and impair our ability to provide timely and accurate financial information, which could adversely affect our financial statements, result in a loss of investor confidence, and more generally impact our business, operating results, financial condition and our ability to raise capital.
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
We currently transfer the Bitcoin we mine to Kraken on a daily basis, which is then exchanged for fiat currency on the Kraken exchange or via its OTC trading desk on a daily basis. We currently aim to withdraw fiat currency proceeds from Kraken on a daily basis, utilizing Etana Custody, a third-party custodian, to facilitate the transfer of such proceeds to one or more of our banks or other financial institutions. We have onboarded Coinbase as an alternative digital asset trading platform to liquidate Bitcoin that we mine, although we have not utilized the Coinbase platform as of June 30, 2024. If Kraken, Coinbase, Etana Custody or any such other digital asset trading platform or custodian suffers excessive redemptions or withdrawals of digital assets or fiat currencies, or suspends redemptions or withdrawals of digital assets or fiat currencies, as applicable, any Bitcoin we have transferred to such platform that has not yet been exchanged for fiat currency, as well as any fiat currency that we have not yet withdrawn, as applicable, would be at risk. See “—Digital asset trading platforms for Bitcoin may be subject to varying levels of regulation, which exposes our digital asset holdings to risks.”
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
Our HPC solutions (including AI Cloud Services) business model is predicated, in part, on establishing and maintaining a customer base that will generate a recurring stream of revenues. If that recurring stream of revenues is not maintained or does not increase as expected, or if our HPC solutions (including AI Cloud Services) business model changes as the industry evolves, our operating results may be adversely affected.
We are increasing our focus on expanding and diversifying our revenue streams by expanding into the provision of HPC solutions, including AI Cloud Services. The success of our expansion into the HPC solutions market is dependent, in part, on our ability to establish and maintain a customer base that generates recurring revenues through long-term service contracts. However, customers may prefer to enter into on-demand or other short-term arrangements with us, particularly if we are not able to compete effectively to assure potential customers as to the reliability of our HPC solutions. As a result, there can be no assurance that customers of our HPC solutions (including AI Cloud Services) will enter into long-term service contracts with us or on contract terms that generate recurring revenue. Further, there can be no assurances that such customers will renew or sign a further contract when their current contract expires. If we fail to successfully market our HPC solutions (including AI Cloud Services) and retain and attract existing and new customers then the potential success of our HPC solutions (including AI Cloud Services) business may be less than we anticipate, which could have an adverse impact on our business, prospects and operations.
Risks Related to Regulations and Regulatory Frameworks
The regulatory environment regarding digital assets and digital asset mining is in flux, and we may become subject to changes to and/or additional laws and regulations that may limit our ability to operate.
As digital assets have grown in both popularity and market size, the U.S. Congress and a number of U.S. federal and state agencies (including FinCEN, SEC, CFTC, FINRA, the Consumer Financial Protection Bureau (“CFPB”), the Department of Justice, the Department of Homeland Security, the Federal Bureau of Investigation, the IRS, the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation, the Federal Reserve and state financial institution and securities regulators) have been examining the operations of digital asset networks, digital asset users and the Digital Asset Markets, with particular focus on the extent to which digital assets can be used to launder the proceeds of illegal activities or fund criminal or terrorist enterprises and the safety and soundness of trading platforms and other service providers that hold or custody digital assets for users. Many of these state and federal agencies have issued consumer advisories regarding the risks posed by digital assets to investors. Ongoing and future regulatory actions with respect to digital assets generally or Bitcoin in particular may alter, perhaps to a materially adverse extent, the nature of an investment in the Shares or the ability of the Trust to continue to operate.
In August 2021, the chair of the SEC stated that he believed investors using digital asset trading platforms are not adequately protected, and that activities on the platforms can implicate the securities laws, commodities laws and banking laws, raising a number of issues related to protecting investors and consumers, guarding against illicit activity, and ensuring financial stability. The chair expressed a need for the SEC to have additional authorities to prevent transactions, products, and platforms from “falling between regulatory cracks,” as well as for more resources to protect investors in “this growing and volatile sector.” The chair called for federal legislation centering on digital asset trading, lending, and decentralized finance platforms, seeking “additional plenary authority” to write rules for digital asset trading and lending. Moreover, President Biden’s March 9, 2022 Executive Order, asserting that technological advances and the rapid growth of the digital asset markets “necessitate an evaluation and alignment of the United States Government approach to digital assets,” signals an ongoing focus on digital asset policy and regulation in the United States. A number of reports issued pursuant to the Executive Order have focused on various risks related to the digital asset ecosystem, and have recommended additional legislation and regulatory oversight. There have also been several bills introduced in Congress that propose to establish additional regulation and oversight of the digital asset markets. In connection with these developments, the SEC has taken a number of actions. For example, in February 2023 the SEC proposed amendments to the custody rules under Rule 406(4)-2 of the Investment Advisers Act. The proposed rule changes would amend the definition of a “qualified custodian” under Rule 206(4)-2(d)(6) and expand the current custody rule in 406(4)-2 to cover digital assets and related advisory activities. If enacted as proposed, these rules would likely impose additional regulatory requirements with respect to the custody and storage of digital assets and could lead to additional regulatory oversight of the digital asset ecosystem more broadly. Moreover, the failure of FTX in November 2022 and the resulting market turmoil substantially increased regulatory scrutiny in the United States and globally and led to SEC and criminal investigations, enforcement actions and other regulatory activity across the digital asset ecosystem. For example, in June 2023, the SEC brought enforcement actions against Binance and Coinbase, two of the largest digital asset trading platforms, alleging that Binance and Coinbase operated unregistered securities exchanges, brokerages and clearing agencies. In addition, in November 2023, the SEC brought similar charges against Kraken, alleging that it operated as an unregistered securities exchange, brokerage and clearing agency.
It is difficult to predict whether, or when, any of these developments will lead to Congress granting additional authorities to the SEC or other regulators, what the nature of such additional authorities might be, how additional legislation and/or regulatory oversight might impact the ability of digital asset markets to function or how any new regulations or changes to existing regulations might impact the value of digital assets generally and Bitcoin specifically. The consequences of increased federal regulation of digital assets and digital asset activities could have a material adverse effect on our business and operations.
Law enforcement agencies have often relied on the transparency of blockchains to facilitate investigations. However, certain privacy-enhancing features have been, or are expected to be, introduced to a number of digital asset networks. If the Bitcoin network were to adopt any of these features, these features may provide law enforcement agencies with less visibility into transaction-level data. Europol, the EU’s law enforcement agency, released a report in October 2017 noting the increased use of privacy-enhancing digital assets like Zcash and Monero in criminal activity on the internet. In August 2022, OFAC banned all U.S. citizens from using Tornado Cash, a digital asset protocol designed to obfuscate blockchain transactions, by adding certain Ethereum wallet addresses associated with the protocol to its Specially Designated Nationals list. A large portion of Ethereum validators globally, as well as notable industry participants such as Circle, the issuer of the USDC stablecoin, have reportedly complied with the sanctions and blacklisted the sanctioned addresses from interacting with their networks. Although no regulatory action has been taken to treat privacy-enhancing digital assets differently, this may change in the future.
The Canadian government has modified its value added tax legislation specifically in relation to Canadian entities that are involved in Bitcoin-related activities and their associated suppliers. These legislative changes have the ability to eliminate the recovery of value added tax in Canada on inputs to our business. Any such unrecoverable value added tax may act to increase the cost of all inputs to our business in Canada including electricity, capital equipment, services and intellectual property acquired by our subsidiaries that operate in Canada. We are currently evaluating the application of this legislative change to IREN. We are currently subject to audits and an administrative appeal relating to Canadian value added tax credits, which could reduce the amount of certain input tax credits we are able to recover for certain historical periods as well as going forward. See Note 18 to our audited financial statements for the year ended June 30, 2024 included in this Annual Report on Form 20-F.
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
Digital asset trading platforms and mining pools may also be subject to increased regulation and there is a risk that increased compliance costs are passed through to users, including us, as we exchange Bitcoin earned through our mining activities. There is a risk that a lack of stability in digital asset trading platforms and the closure or temporary shutdown of digital asset trading platforms and/or mining pools which we utilize due to fraud, business failure, hackers or malware, or government-mandated restrictions may reduce confidence in the Bitcoin network and result in greater volatility in or suppression of Bitcoin’s value and consequently have an adverse impact on our operations and financial performance. Digital asset trading platforms and mining pools typically offer a number of services, in addition to their core services.

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
We target markets with high levels of renewable energy penetration and our energy is primarily sourced from renewable sources, whether from clean or renewable sources, as reported by BC Hydro, or through the purchase of RECs. While renewable energy generally is less exposed to carbon pricing and underlying commodity price risks of fossil fuels, there is a risk that regulatory constraints placed on energy-intensive industries may restrict or ban the operation of, or increase the cost of operating, data centers and Bitcoin mining or HPC activities. Governmental authorities have and may continue to pursue and implement legislation and regulation that seeks to limit the amount of carbon dioxide produced from electricity generation, which, in the event any of our data centers are powered by non-renewable energy sources, would affect our ability to source electricity from fossil fuel-fired electric generation in a potentially material adverse manner. Potential increases in costs arising from compliance and environmental monitoring may adversely affect our operations and financial performance, as well as our ability to maintain our strategy of striving to power our operations with 100% renewable energy, including through the purchase of RECs. Additionally, we rely on the purchase of RECs for 100% of our renewable energy in Texas, all of which we purchase through RECs brokers. In British Columbia, we rely on the purchase of RECs for approximately 2% of our renewable energy, all of which is purchased from RECs brokers. If our existing REC brokers were to stop selling RECs to us or otherwise limit the sale thereof, we would have to incur additional expense and resources to obtain sufficient RECs to maintain 100% renewable energy sources across our operations, particularly in Texas, where we rely on the purchase of RECs for 100% of our renewable energy, and the cost of purchasing RECs from other sources may be higher. If we are unable to procure RECs from an alternative source on acceptable terms or at all, our business, results of operations and financial condition could be adversely impacted. See also “—Risks Related to Our Business—Any electricity outage, limitation of electricity supply, including as a result of political pressures or regulation, or increase in electricity costs may result in material impacts to our operations and financial performance” and “—Risks Related to Regulations and Regulatory Frameworks—Bitcoin mining and HPC activities are energy-intensive, which may restrict the geographic locations of miners and operations, in particular, to locations with renewable sources of power. Government regulators may potentially restrict the ability of electricity suppliers to provide electricity to Bitcoin miners or HPC operators, including us, or Bitcoin mining or HPC activities generally.”
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
An issuer will generally be deemed to be an “investment company” for purposes of the 1940 Act if:
•it is an “orthodox” investment company because it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or
•it is an inadvertent investment company because, absent an applicable exemption, (i) it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis, or (ii) it owns or proposes to acquire investment securities having a value exceeding 45% of the value of its total assets (exclusive of U.S. government securities and cash items) and/or more than 45% of its income is derived from investment securities on a consolidated basis with its wholly owned subsidiaries.
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
More specifically, Rule 3a-1 under the 1940 Act generally provides that an entity will not be deemed to be an “investment company” for purposes of the 1940 Act if: (a) it does not hold itself out as being engaged primarily, and does not propose to engage primarily, in the business of investing, reinvesting or trading securities and (b) consolidating the entity’s wholly-owned subsidiaries (within the meaning of the Investment Company Act), no more than 45% of the value of its assets (exclusive of U.S. government securities and cash items) consists of, and no more than 45% of its net income after taxes (for the past four fiscal quarters combined) is derived from, securities other than U.S. government securities, securities issued by employees’ securities companies, securities issued by qualifying majority owned subsidiaries of such entity and securities issued by qualifying companies that are controlled primarily by such entity. Iris Energy Limited (d/b/a IREN)’s assets, consolidated with its wholly-owned subsidiaries (within the meaning of the 1940 Act), consist primarily of property, plant and equipment, right-of-use assets, goodwill, deferred tax assets, mining hardware prepayments and other assets that we believe would not be considered securities for purposes of the 1940 Act. We also believe that the primary source of income of Iris Energy Limited (d/b/a IREN) is properly characterized as income earned in exchange for the provision of services. Therefore, we believe that, consolidating Iris Energy Limited (d/b/a IREN)’s wholly-owned subsidiaries (within the meaning of the 1940 Act), no more than 45% of the value of its assets (exclusive of U.S. government securities and cash items) consists of, and no more than 45% of its net income after taxes (for the past four fiscal quarters combined) is derived from, securities other than U.S. government securities, securities issued by employees’ securities companies, securities issued by qualifying majority owned subsidiaries of Iris Energy Limited (d/b/a IREN) and securities issued by qualifying companies that are controlled primarily by Iris Energy Limited (d/b/a IREN). Accordingly, we do not believe Iris Energy Limited (d/b/a IREN) is an investment company by virtue of the 45% test in Rule 3a-1 under the 1940 Act as described in clause (ii) in the second bullet point above.
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
To the extent that our activities would cause us to be deemed a “money transmitter” or equivalent designation, under state law in any state in which we may operate, we may be required to seek a license or otherwise register with a state regulator and comply with state regulations that may include the implementation of anti-money laundering programs, including implementing a know-your-counterparty program and transaction monitoring, maintenance of certain records and other operational requirements. Such additional federal or state regulatory obligations may cause us to incur extraordinary expenses. Furthermore, we may not be capable of complying with certain federal or state regulatory obligations applicable to “money services businesses” and “money transmitters,” such as monitoring transactions and blocking transactions, because of the nature of the Bitcoin network. If it is deemed to be subject to and determined not to comply with such additional regulatory and registration requirements, we may act to dissolve and liquidate.
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
The CFTC has stated and judicial decisions involving CFTC enforcement actions have confirmed that Bitcoin falls within the definition of a “commodity” under the U.S. Commodities Exchange Act of 1936, as amended (the “CEA”), and the regulations promulgated by the CFTC thereunder (“CFTC Rules”). As a result, the CFTC has general enforcement authority to police against manipulation and fraud in the spot markets for Bitcoin. From time to time, manipulation, fraud and other forms of improper trading by other participants involved in the markets for Bitcoin and other digital assets have resulted in, and may in the future result in, CFTC investigations, inquiries, enforcement action, and similar actions by other regulators, government agencies and civil litigation. Such investigations, inquiries, enforcement actions and litigation may cause adverse publicity for Bitcoin and other digital assets, which could adversely impact mining profitability.
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
We and our third-party service providers, partners and collaborators may in the future experience failures of, or disruptions to, IT systems and may be subject to attempted and successful security breaches or data security incidents. Security breaches or data security incidents experienced by us or our third-party service providers, manufacturers, joint collaborators or other business or commercial partners can vary in scope and intent from breaches resulting from unintentional events to economically-driven attacks to malicious attacks targeting our key operating systems with the intent to misappropriate, disrupt, disable or otherwise cripple our operations and service offerings. This can include any combination of phishing attacks, malware, ransomware attacks or viruses targeted at our key systems and IT systems as well as those of our third-party service providers, and such attacks may arise from internal sources (for example, employees, contractors, service providers, suppliers and operational risks) or external sources (for example, nation states, terrorists, hacktivists, competitors and acts of nature). Such threats are prevalent, increasing in frequency, evolving in nature, becoming increasingly difficult to detect and may increase in frequency and effectiveness, including through the use of AI/ML. In addition, if any of our employees, contractors, consultants, vendors or service providers use any third-party AI/ML-powered software in connection with our business or the services they provide to us, it may lead to the inadvertent disclosure or incorporation of our confidential information into publicly available training sets, which may impact our ability to realize the benefit of, or adequately maintain, protect and enforce our intellectual property or confidential information, harming our competitive position and business. Our ability to mitigate risks associated with disclosure of our confidential information, including in connection with AI/ML systems, will depend on our implementation, maintenance, monitoring and enforcement of appropriate technical and administrative safeguards, policies and procedures, including those governing the use of AI/ML in our business.
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
In addition, our strategy to expand and diversify of our revenue sources and expand into additional markets such as HPC solutions (including AI Cloud Services) or hosting may expose us to additional risks related to cybersecurity. In particular, our strategy of focusing on HPC solutions (including AI Cloud Services) or potential hosting involves us allowing customers to utilize our data centers, which represents a departure from our current self-mining operating model and introduces additional cybersecurity risks, even with multi-tenancy security measures in place. The increased complexity of managing access controls and isolating customer environments can lead to potential vulnerabilities and create opportunities for unauthorized access, data breaches or other cybersecurity incidents. Additionally, the risk profile of each customer may vary, and threats or compromises affecting one tenant could potentially impact others. Constant vigilance, robust security protocols, regular audits, and collaboration with customers on cybersecurity best practices are essential to help to mitigate these risks and maintain the integrity and confidentiality of data within a shared data center environment. Our failure to effectively maintain such measures may adversely impact our operations and ability to earn revenue.
We are subject to governmental regulation and other legal obligations related to data privacy, data protection and information security. If we are unable to comply with these, we may be subject to governmental enforcement actions, litigation, fines and penalties or adverse publicity.
We collect and process data, including personal, financial and confidential information about individuals, including our employees and business partners and may obtain or process personal data in the provision of hosting or HPC solutions (including AI Cloud Services) we offer. The collection, use, processing and storage of such data about individuals are governed by data privacy laws, regulations, guidelines and rules enacted and enforced in Australia, Canada, the UK, EU, the U.S. (federal and state) and other jurisdictions worldwide. While we have not historically had any formal data privacy policies and procedures in place, we are in the process of evaluating updates to certain of our data privacy and cybersecurity practices. However, there can be no assurances that such updates will render us in full compliance with all applicable data privacy laws and regulations. Data privacy laws and regulations are complex, continue to evolve, and on occasion may be inconsistent between jurisdictions leading to uncertainty in interpreting such laws and it is possible that these laws, regulations and requirements may be interpreted and applied in a manner that is inconsistent with our existing information processing practices, and many of these laws are significantly litigated and/or subject to regulatory enforcement. The implication of this includes that various federal, state and foreign legislative or regulatory bodies may enact or adopt new or additional laws and regulations concerning data privacy, data retention, data transfer and data protection. Such laws may continue to add to our compliance costs, restrict or dictate how we collect, maintain, combine, disseminate and otherwise process information and could have a material adverse effect on our business, results of operations, financial condition and prospects.

The General Data Protection Regulation (“GDPR”), and any additional requirements in the national implementing laws of countries in the European Economic Area (“EEA”), which went into effect in the EU on May 25, 2018, applies to the collection, use, retention, security, processing, and transfer of personal data of individuals in the EEA; the United Kingdom (“UK”) data protection regime consisting primarily of the UK General Data Protection Regulation (“UK GDPR”) and the UK Data Protection Act 2018 could further add to our compliance costs and limit how we process information. It is possible that the GDPR and UK GDPR may be interpreted or applied in a manner that is adverse to us or otherwise inconsistent with our practices; or that the EU, UK or other national supervisory authorities may hold that we are not in full compliance with the GDPR’s or UK GDPR’s requirements. In addition, the GDPR increases the scrutiny of transfers of personal data from the EEA to the United States and other jurisdictions that the European Commission does not recognize as having “adequate” data protection laws; in July 2020, the Court of Justice of the EU limited how organizations could lawfully transfer personal data from the EEA and, in the case of the UK GDPR, the transfers of personal data from the UK to the United States by invalidating the EU-US Privacy Shield and imposing further restrictions on use of the standard contractual clauses, which could increase our costs and our ability to efficiently process personal data. On July 10, 2023, the European Commission adopted an adequacy decision in relation to the United States under a new EU-U.S. Data Privacy Framework (“EU-U.S. DPF”). The adequacy decision concludes that the United States ensures an adequate level of protection for personal data transferred from the EU to organizations in the United States that are included in the “Data Privacy Framework List,” maintained and made publicly available by the United States Department of Commerce pursuant to the EU-U.S. DPF. However, the EU-U.S. DPF replaces two prior adequacy frameworks which were invalidated by the CJEU and any further invalidation of the EU-U.S. DPF by the CJEU could create considerable uncertainty regarding providing our products and services in Europe, which may materially and adversely affect our business, financial condition, and results of operations. Additionally, following the withdrawal of the UK from the EU and the expiry of the transition period, from January 1, 2021, we now have to comply with the GDPR and separately the UK GDPR, each regime having the ability to fine up to the greater of €20 million / £17.5 million, respectively or 4% of annual global turnover. Failure to comply with these laws may also result in the imposition of significant criminal penalties and private litigation.
The relationship between the UK and the EU in relation to certain aspects of data protection law remains subject to change, including how data transfers between EU member states and the UK will be treated. These changes may lead to additional compliance costs and could increase our overall risk. Failure to comply with the requirements of the GDPR and UK GDPR may result in fines and other administrative penalties. Government enforcement actions can be costly and interrupt the regular operation of our business, and data breaches or violations of data privacy laws can result in fines, reputational damage and civil lawsuits, any of which may adversely affect our business, financial condition and results of operations. Also, like many websites, we use cookies and other tracking technologies on our website. In recent years, European lawmakers and regulators have expressed concern over electronic marketing and the use of nonessential cookies, web beacons and similar technology for online behavioral advertising, or tracking technologies, leading to an effort to replace the current rules on e-marketing (currently set out in the ePrivacy Directive and national implementing laws) with a new ePrivacy Regulation. When implemented, the new ePrivacy Regulation is expected to alter rules on tracking technologies and significantly increase fining powers to the same levels as the GDPR.
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
We and our operations and properties are subject to laws and regulations governing health and safety, the discharge of pollutants into the environment or otherwise relating to health, safety and environmental protection requirements in the countries and localities in which we operate. These laws and regulations may impose numerous obligations that are applicable to us, including acquisition of a permit or other approval before conducting construction or regulated activities; restrictions on the types, quantities and concentration of materials that can be released into the environment; limitation or prohibition of construction and operating activities in environmentally sensitive areas, such as wetlands or areas with endangered plants or species; imposition of specific health and safety standards addressing worker protection from work related health and safety risks ; imposition of certain zoning, building code and energy-efficiency standards for the sites at which we operate; and imposition of significant liabilities for pollution, including investigation, remedial and clean-up costs. Failure to comply with these requirements may expose us to fines, penalties and/or interruptions in our operations, among other sanctions, that could have a material adverse effect on our financial position, results of operations and cash flows. Certain environmental laws may impose strict, joint and several liability for costs required to clean up and restore sites where hazardous substances have been disposed of or otherwise released into the environment, including at current or former properties owned, leased or operated by us, even under circumstances where the hazardous substances were released by prior owners or operators or the activities conducted and from which a release emanated complied with applicable law. Failure to obtain, secure renewal of, or maintain, permits or tightening of restrictions within our existing permits, or the failure to meet the zoning, building code and energy-efficiency standards imposed by regulations applicable to our sites, could have a material adverse effect on our business or cause us to incur material expenses. Moreover, it is not uncommon for neighboring landowners, community groups, activists and other third parties to file claims for personal injury, property damage and nuisance allegedly caused by noise or the release of hazardous substances into the environment.
The trend in environmental regulation has been to place more restrictions and limitations on activities that may be perceived to impact the environment or climate change, such as restrictions on the use of electricity for Bitcoin mining, HPC or other energy-intensive activities, and thus there can be no assurance as to impact or the amount or timing of future expenditures for environmental regulation compliance or remediation. New or revised laws and regulations that result in increased compliance costs or additional operating restrictions, or the incurrence of environmental liabilities, could have a material adverse effect on our financial position, results of operations and cash flows. See also “—Risks Related to Our Business—Any electricity outage, limitation of electricity supply, including as a result of political pressures or regulation, or increase in electricity costs may result in material impacts to our operations and financial performance” and “—Risks Related to Regulations and Regulatory Frameworks—Bitcoin mining and HPC activities are energy-intensive, which may restrict the geographic locations of miners and operations, in particular, to locations with renewable sources of power. Government regulators may potentially restrict the ability of electricity suppliers to provide electricity to Bitcoin miners or HPC operators, including us, or Bitcoin mining or HPC activities generally.”
The regulatory and legislative developments related to climate change may materially adversely affect our brand, reputation, business, results of operations and financial position.
A number of governments or governmental bodies have introduced or are contemplating legislative and regulatory changes in response to the increasing focus on climate change and its potential impact, including from governmental bodies, interest groups and stakeholders. For example, the Paris Agreement became effective in November 2016, and signatories are required to submit their most recent emissions goals in the form of nationally determined contributions. Despite our sustainability objectives in striving to source electricity from renewable energy sources, given the very significant amount of electrical power required to operate Bitcoin mining machines and HPC equipment and systems, as well as the environmental impact of mining for the rare earth metals used in the production of mining servers, the Bitcoin mining and HPC industries have, and may in the future, become a target for future environmental and energy regulation. Legislation and increased regulation regarding climate change could restrict our operations and energy supply and impose significant costs on us and our suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting, costs to purchase renewable energy credits or allowances and other costs to comply with such regulations. Specifically, imposition of a tax or other regulatory fee in a jurisdiction where we operate or on electricity that we purchase could result in substantially higher energy costs, and due to the significant amount of electrical power required to operate Bitcoin mining machines and HPC equipment and systems, could in turn put our facilities at a competitive disadvantage. Any future climate change regulations could also adversely impact our ability to compete with companies situated in areas not subject to such limitations.
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
Failure to keep up with evolving trends, shareholder expectations and requirements relating to ESG issues or reporting could adversely impact our reputation, share price, demand for our securities and access to and cost of capital and expose us to liability.
Companies across all industries are facing increasing scrutiny from stakeholders related to their ESG practices and disclosures, including related to climate change (such as the impact of Bitcoin mining or HPC activities on the environment), diversity and inclusion and governance standards. Certain institutional investors, investor advocacy groups, investment funds, creditors and other influential financial markets participants have become increasingly focused on companies’ ESG practices and disclosures in evaluating their investments and business relationships. The heightened stakeholder focus on ESG issues related to our business requires the continuous monitoring of various and evolving laws, regulations, standards and expectations and the associated reporting requirements. Certain organizations also provide ESG ratings, scores and benchmarking studies that assess companies’ ESG practices. Although there are no universal standards for such ratings, scores or benchmarking studies, they are used by some investors to inform their investment and voting decisions. It is possible that our future shareholders or organizations that report on, rate or score ESG practices will not be satisfied with our ESG strategy or performance. Unfavorable or inaccurate press about or ratings or assessments of our ESG strategies or practices, regardless of whether or not we comply with applicable legal requirements, may lead to adverse investor sentiment toward us and our industry, which in turn could have an adverse impact on our share price, demand for our securities and our access to, and cost of, capital.
In addition, the adoption of new ESG-related regulations applicable to our business or pressure from key stakeholders to comply with additional voluntary ESG-related initiatives or frameworks, could require us to make substantial investments in ESG matters, which could impact the results of our operations. Decisions or related investments in this regard could affect consumer perceptions as to our brand. Furthermore, if our competitors’ corporate responsibility or ESG performance is perceived to be better than ours, potential or current investors may elect to invest in our competitors instead. In the event that we publicly disclose, voluntarily or otherwise, certain initiatives or goals regarding ESG matters, including relating to our focus on renewable energy, we could fail, or be perceived to fail, in our achievement of such initiatives or goals, or we could be criticized for the scope of such initiatives or goals. Relatedly, there is increased focus by regulators, customers and other stakeholders on greenwashing and sustainability-related claims. There can be no assurance that we will not be subject to greenwashing allegations or claims associated with our sustainability-related claims, including those related to our renewable energy usage, which could expose us to liabilities. If we fail to satisfy the expectations or requirements of investors and other key stakeholders or comply with new ESG-related regulations, our initiatives are not executed as planned or we are subject to any greenwashing or other allegations or claims, our reputation and financial results could be materially and adversely affected. In addition, our share price, demand for our securities and access to, and cost of, capital, could be adversely affected.
Bitcoin mining and HPC activities are energy-intensive, which may restrict the geographic locations of miners and operations, in particular, to locations with renewable sources of power. Government regulators may potentially restrict the ability of electricity suppliers to provide electricity to Bitcoin miners or HPC operators, including us, or Bitcoin mining or HPC activities generally.
Mining Bitcoin and HPC activities require significant amounts of electrical power, and electricity costs are expected to continue to account for a material portion of our operating costs. There has been a substantial increase in the demand for and cost of electricity for Bitcoin mining, and this has had varying levels of impact on local electricity supply. The availability and cost of electricity will impact the geographic locations in which we choose to conduct mining and HPC activities, and the availability and cost of electricity in the geographic locations in which our facilities are located will impact our business, cash flows, results of operations and financial condition.

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
Should our operations require more electricity than can be supplied in the areas where our mining facilities are located or should the electrical transmission grid and distribution systems be unable to provide the regular supply of electricity required, we may have to limit or suspend activities or reduce the speed of our proposed expansion, either voluntarily or as a result of either quotas or restrictions imposed by energy companies or governments, or increased prices for certain users (such as us). If we are unable to procure electricity at a suitable price, we may have to shut down our operations in that particular jurisdiction either temporarily or permanently. Additionally, our Bitcoin mining machines and HPC equipment and systems would be materially adversely affected by power outages. Given the power requirement, it may not be feasible to run mining machines or HPC equipment systems on back-up power generators in the event of a government restriction on electricity or a power outage, which may be caused by climate change, weather, acts of God, wild fires, pandemics, falling trees, falling distribution poles and transmission towers, transmission and distribution cable cuts, other natural and man-made disasters, other force majeure events in the electricity market and/or the negligence or malfeasance of others. If we are unable to receive adequate power supply and we are forced to reduce our operations due to the lack of availability or cost of electrical power, our business could experience materially adverse impacts.
There may be significant competition for suitable Bitcoin mining and HPC sites, and government regulators, including local permitting officials, may potentially restrict our ability to set up mining sites in certain locations. The significant consumption of electricity may have a negative environmental impact, including contribution to climate change, which may give rise to public opinion against allowing the use of electricity for Bitcoin mining of HPC activities.
Government and regulatory scrutiny related to Bitcoin mining facilities and HPC activities and their energy consumption and impact on the environment has increased and may continue to increase. Some governments and regulators are increasingly focused on the energy and environmental impact of Bitcoin mining activities in particular. This has led to new governmental measures regulating, restricting or prohibiting the use of electricity for Bitcoin mining activities, or Bitcoin mining activities generally and may lead to further measures in any of the jurisdictions in which we operate from time to time. For example, in December 2022, the Government of British Columbia announced a temporary 18-month suspension on new and early-stage BC Hydro connection requests from cryptocurrency mining projects, which was subsequently extended for another 18-months in June 2024. Additionally, in May 2024, the Government of British Columbia amended the Utilities Commission Act to enable the province to enact regulations regarding public utilities’ provision of electricity service to cryptocurrency miners. While this suspension and amendment have not currently impacted our existing operations, these actions and future actions by Government regulators, or the issuance of any new regulations, may reduce the availability and/or increase the cost of electricity in the geographic locations in which our operating facilities are located, or could otherwise adversely impact our business. In March 2022, ERCOT started requiring large scale digital asset miners to apply for permission to connect to Texas’ power grid, and in April 2022, set up the Large Flexible Load Task Force (“LFLTF”) to review the participation of large flexible loads, including Bitcoin mining facilities, in the ERCOT market. The LFLTF has been tasked to develop policy recommendations for consideration by ERCOT relating to network planning, markets, operations, and large load interconnection processes for large flexible loads in the ERCOT network. In addition, in April 2023, a bill was passed by the Texas Senate restricting the total amount of power bitcoin miners could provide to ERCOT in demand response programs. Although the bill was not voted on by the House, it can still be reintroduced at a later time. Also, in November 2022, Governor Hochul of New York signed into law a two-year moratorium on new or renewed permits for certain electricity-generating facilities that use fossil fuel and provide energy for proof-of-work digital asset mining operations. At the federal level, legislation has been proposed by various Senators that would require certain agencies to analyze and report on topics around energy consumption in the digital asset industry, including the type and amount of energy used for cryptocurrency mining and the effects of digital asset mining on energy prices and baseload power levels and the effect Bitcoin mining using more than 5 megawatts of power has on greenhouse gas emissions. There have also been calls by various members of Congress on the Environmental Protection Agency (“EPA”) and Department of Energy (“DOE”) to establish rules that would require digital asset miners to report their energy usage and emissions. In 2024, the Energy Information Administration announced plans to require cryptocurrency miners to submit data about their energy consumption Additionally, in March 2022, President Biden signed an Executive Order calling on, among other things, various agencies and departments, including the EPA, to report on the connections between distributed ledger technology and energy transitions, and the impact of such technology on climate change. In September 2022, the Office of Science and Technology Policy issued its report on the impact of distributed ledger technology on climate change which, among other things, recommended that federal agencies work with stakeholders in the distributed ledger technology and digital asset spaces to develop standards for the responsible design, development and use of environmentally responsible digital asset technologies. It also recommended Congress enable DOE to promulgate energy conservation standards for digital asset mining equipment, blockchains and other operations.
Any of the foregoing or any other restrictions on the supply and availability of electricity and associated infrastructure could reduce the availability and/or increase the cost of electricity in the geographic locations in which our operating facilities are located, or could otherwise adversely impact our business. If we are forced to reduce our operations due to the availability or cost of electrical power, or restrictions on Bitcoin mining or HPC activities, this will have a material adverse effect on our business, operations, prospects, financial condition and operating results. See also “—Risks Related to Our Business—Any electricity outage, limitation of electricity supply, including as a result of political pressures or regulation, or increase in electricity costs may result in material impacts to our operations and financial performance.”
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
•actual or anticipated fluctuations in our financial and operating results;
•the trading price of digital assets, in particular Bitcoin;
•changes in the market valuations of our competitors;
•rumors, publicity, and market speculation involving us, our management, our competitors, or our industry;
•announcements of new investments, new products, services or solutions, capital raising initiatives, acquisitions, strategic partnerships, joint ventures, capital commitments, integrations or capabilities, technologies, or innovations by us or our competitors;
•changes in financial estimates or recommendations by securities analysts;
•changes in laws or regulations applicable to us or our industry;
•the perception of our industry by the public, legislatures, regulators and the investment community;
•additions or departures of key personnel;
•potential litigation or regulatory investigations;
•general economic, industry, political and market conditions and overall market volatility, including resulting from public health crises, including an outbreak of an infectious disease (such as COVID-19), war, incidents of terrorism, or responses to these events;
•sales of our Ordinary shares by us, our directors and officers, holders of our Ordinary shares or our shareholders in the future or the anticipation that such sales may occur in the future; and
•the trading volume of our Ordinary shares on the Nasdaq.
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
Future sales of a substantial number of our Ordinary shares, or the perception that such sales will occur, could cause a decline in the market price of our Ordinary shares. As of June 30, 2024, we had 187,864,454 Ordinary shares outstanding. Ordinary shares, other than those held by our directors, officers, shareholders owning 10% or more of our outstanding shares or other relevant holders whose Ordinary shares are subject to a lock-up and/or trading restriction (for example, employees), may be resold in the public market immediately without restriction, and those shares held by our directors, officers, shareholders owning 10% or more of our outstanding shares or other relevant holders whose Ordinary shares are subject to a lock-up and/or trading restriction (for example, employees) may be eligible for sale in the public market to the extent permitted by Rule 144 and Rule 701 of the Securities Act. If our shareholders sell substantial amounts of Ordinary shares in the public market, or the market perceives that such sales may occur, the market price of our Ordinary shares and our ability to raise capital through an issue of equity securities in the future could be adversely affected.
In addition, the exercise of options to purchase Ordinary shares and the issue of Ordinary shares on vesting of restricted stock units granted to our directors, officers and employees under our current and future share incentive plans could lead to a dilution of the economic and voting interests of existing shareholders which could adversely affect the market price of our Ordinary shares. Furthermore, a proposal to the shareholder meeting to take any of the abovementioned measures with dilutive effects on the existing shareholdings, or any announcement thereof, could adversely affect the market price of our Ordinary shares.
Additionally, on September 13, 2023, we entered into an At Market Sales Agreement (“Sales Agreement”) with B. Riley Securities, Inc., Cantor Fitzgerald & Co. and Compass Point Research and Trading, LLC, to which Canaccord Genuity LLC, Citigroup Global Markets Inc. and Macquarie Capital (USA) Inc. were joined on March 21, 2024 (collectively, the “Sales Agents”). Pursuant to the Sales Agreement, we may offer and sell our Ordinary shares from time to time through or to the Sales Agents in an amount not to exceed the lesser of the amount registered on an effective registration statement and for which we have filed a prospectus, and the amount authorized from time to time to be issued and sold under the Sales Agreement by the Board or a duly authorized committee thereof. As a result, we may increase the amount of our Ordinary shares that may be sold from time to time pursuant to the Sales Agreement in accordance with the terms of the Sales Agreement. As of June 30, 2024, we have sold a total of 108,063,868 shares under the Sales Agreement for aggregate gross proceeds of $771,438,000. We expect to file one or more additional registration statements relating to the Sales Agreement in the future, including in the near term, in order to allow us to continue to raise additional capital pursuant to the Sales Agreement. Any such additional sales could be substantial and, as a result, could cause substantial dilution and adversely impact the price of our Ordinary shares.
In order to raise additional capital, we may in the future offer additional Ordinary shares from time to time or other securities convertible into or exchangeable for our Ordinary shares at varying prices. We continue to monitor funding markets for opportunities to raise additional debt, equity or equity-linked capital (including potentially by registering additional Ordinary shares for sale under the Sales Agreement) to fund further capital or liquidity needs, and growth plans. If we sell a substantial number of shares under such agreement, or otherwise issue any equity or equity-linked securities to finance our business, the market price of our Ordinary shares may be adversely affected.
Because of their significant ownership of our Ordinary shares, and their ownership of all outstanding B Class shares, our Co-Founders and Co-Chief Executive Officers have substantial control over our business, and their interests may differ from our interests or those of our other shareholders.
Our Co-Founders and Co-Chief Executive Officers, Daniel Roberts and William Roberts, and their affiliates, hold in the aggregate 44.45% of the voting power of our capital shares as of July 31, 2024.
As a result of this ownership or control of our voting securities, if our Co-Founders and Co-Chief Executive Officers act together, they may be able to exert practical control over the outcome of matters submitted to our shareholders for approval by ordinary resolution, including the election of directors. This may delay or prevent, for example, an acquisition of the Company or its assets or cause the public price of our Ordinary shares to decline. Our Co-Founders and Co-Chief Executive Officers may have interests different from yours. Therefore, the concentration of voting power among our Co-Founders and Co-Chief Executive Officers may have an adverse effect on the price of our Ordinary shares.
The dual class structure of our shares (Ordinary shares and B Class shares) will have the effect of concentrating voting control with certain shareholders, in particular, Daniel Roberts and William Roberts, who hold (through their affiliates) in the aggregate 44.45% of the voting power of our capital shares as of July 31, 2024. This ownership may limit or preclude the ability of other shareholders to influence corporate matters, including the election of directors, amendments of our organizational documents, remuneration, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring shareholder approval.
Our B Class shares entitle its holders to fifteen votes per Ordinary share held by the holder, and our Ordinary shares have one vote per Ordinary share held. Our Co-Founders and Co-Chief Executive Officers, Daniel Roberts and William Roberts, and their affiliates hold in the aggregate 44.45% of the voting power of our capital shares as of July 31, 2024. Because each B Class share is entitled to fifteen votes for every Ordinary share held by the holder of such B Class share, the holders of our B Class shares collectively could continue to control a majority of the combined voting power of our shares and therefore be able to control matters submitted to our shareholders for approval until the redemption of the B Class shares by the Company on the earlier of (i) when the individual founder associated with the holder ceases to be a director due to voluntary retirement; (ii) an unremedied transfer of B Class shares in breach of our Constitution; (iii) liquidation or winding up of the Company; or (iv) November 17, 2033. Holders of our Ordinary shares will not be entitled to vote separately as a single class except under certain limited circumstances. This concentrated control may limit or preclude shareholders’ ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring shareholder approval. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our capital shares that shareholders may believe are in the Company's best interest.
The multi-class structure of our shares may adversely affect the trading market for our Ordinary shares.
Certain index providers have announced restrictions on including companies with multiple class share structures in certain of their indices. In addition, several shareholder advisory firms and large institutional investors oppose the use of multiple class structures. As a result, the multi-class structure of our shares may prevent the inclusion of our Ordinary shares in such indices, may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure, and may result in large institutional investors not purchasing our Ordinary shares. Any exclusion from stock indices could result in a less active trading market for our Ordinary shares. Any actions or publications by shareholder advisory firms or institutional investors critical of our corporate governance practices or capital structure could also adversely affect the value of our Ordinary shares. Additionally, our B Class shares are not transferable by the holder (other than to an affiliate of that holder).
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
For example, we are exempt from Nasdaq regulations that require a listed U.S. company to:
•require non-management directors to meet on a regular basis without management present;
•promptly disclose any waivers of the code for directors or executive officers that should address certain specified items;
•have an independent compensation committee;
•have an independent nominating committees;
•solicit proxies and provide proxy statements for all shareholder meetings; and
•seek shareholder approval for the implementation of certain equity compensation plans and issuances of Ordinary shares.
Currently, we generally follow home country practice and take advantage of the above exceptions, except that we have an independent compensation committee. Therefore, our shareholders may not be afforded the same protection under corporate governance listing standards applicable to U.S. domestic issuers. For an overview of our corporate governance practices, see “Item 16G. Corporate Governance—Foreign Private Issuer Status.”
We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.
While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, our next determination will be made on December 31, 2024. In the future, we would lose our foreign private issuer status if we fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. For example, if 50% or more of our securities are held by U.S. residents and more than 50% of our senior management or directors are residents or citizens of the United States, we could lose our foreign private issuer status.
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
We are a public company with limited liability organized under the laws of Australia. Our corporate affairs are governed by our Constitution and the Corporations Act. A further summary of applicable Australian corporations law and our Constitution is contained in “Item 10. Additional Information—Memorandum and Articles of Association” and Exhibit 2.1 “Description of Securities registered under Section 12 of the Exchange Act” of this annual report. However, there can be no assurance that Australian law will not change in the future or that it will serve to protect investors in the same fashion afforded under corporate law principles in the United States, which could adversely affect the rights of investors.
The rights of shareholders and the responsibilities of directors under Australian law may be different from the rights and obligations of shareholders and directors in companies governed by the laws of U.S. jurisdictions. In the performance of their duties, the Board is required by Australian law to act in the best interests of the Company and its shareholders as a whole, including with due observation of the principles of good faith, reasonable care and diligence.
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
In 2014, the U.S. Internal Revenue Service (the “IRS”) released a notice, or “IRS Notice,” discussing certain aspects of “convertible virtual currency” (that is, digital currency that has an equivalent value in fiat currency or that acts as a substitute for fiat currency) for U.S. federal income tax purposes and, in particular, stating that such digital currency (i) is “property”; (ii) is not “currency” for purposes of the rules relating to foreign currency gain or loss and (iii) may be held as a capital asset. The IRS has subsequently released two revenue rulings and a set of “Frequently Asked Questions," or the "Rulings & FAQs,” that provide some additional guidance, including guidance to the effect that, under certain circumstances, hard forks of digital currencies are taxable events giving rise to ordinary income, guidance with respect to the determination of the tax basis of digital currency and guidance that rewards from staking will constitute current taxable income. However, the IRS Notice and the Rulings & FAQs do not address other significant aspects of the U.S. federal income tax treatment of digital assets and related transactions.
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
The Canadian government has modified its value added tax legislation specifically in relation to Canadian entities that are involved in Bitcoin-related activities and their associated suppliers. These legislative changes have the ability to eliminate the recovery of value added tax in Canada on inputs to our business. Any such, unrecoverable value added tax may act to increase the cost of all inputs to our business in Canada including electricity, capital equipment, services and intellectual property acquired by our subsidiaries that operate in Canada. We are currently evaluating the application of this legislative change to IREN. We are currently subject to audits and an administrative appeal relating to Canadian value added tax credits, which could reduce the amount of certain input tax credits we are able to recover for certain historical periods as well as going forward. See Note 18 to our audited financial statements for the year ended June 30, 2024 included in this Annual Report on Form 20-F.
There is a risk that we will be a passive foreign investment company for U.S. federal income tax purposes for the current taxable year and possibly subsequent taxable years, in which case U.S. investors will generally be subject to adverse U.S. federal income tax consequences.
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
Based on the current and anticipated composition of our income, assets and operations and the price of our Ordinary shares, we do not expect to be treated as a PFIC for the current taxable year. However, whether we are treated as a PFIC is a factual determination that is made on an annual basis after the close of each taxable year. This determination will depend on, among other things, the ownership and the composition of our income and assets, as well as the relative value of our assets (which may fluctuate with our market capitalization), at the relevant time. In particular, if our cash is not deployed for active purposes, our risk of being a PFIC will increase. Fluctuations in the Company’s market capitalization can also affect our PFIC status because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market capitalization from time to time (which has been, and may continue to be, volatile). In this regard, there is a risk that we may be a PFIC if there is a decline in the market capitalization and the value of our goodwill is determined by reference to our market capitalization. Moreover, the application of the PFIC rules to digital assets and transactions related thereto is subject to uncertainty. Among other things, the IRS has issued limited guidance on the treatment of income from mining digital assets. The IRS or a court may disagree with our determinations, including the manner in which we determine the value of our assets and the percentage of our assets that constitutes passive assets under the PFIC rules. Therefore, there can be no assurance that we will not be classified as a PFIC for the current taxable year or for any future taxable year.
If we are a PFIC for any taxable year during which a U.S. taxpayer holds Ordinary shares, the U.S. taxpayer generally will be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and “excess distributions” and additional reporting requirements. This will generally continue to be the case even if we cease to be a PFIC in a later taxable year, unless a “deemed sale” election is made.
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
As a public company, we are subject to certain reporting requirements of the Exchange Act and other rules and regulations of the SEC and Nasdaq. We are also subject to various other regulatory requirements, including SOX, the Dodd-Frank Wall Street Reform and Consumer Protection Act. Other applicable securities rules and regulations, such as Australian laws and regulations, also impose various requirements on public companies (including companies listed on the Nasdaq), including establishment and maintenance of effective disclosure and financial controls and corporate governance practices.
The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We have hired or intend to hire additional accounting, finance, compliance and other personnel or engage external consultants in connection with our efforts to comply with the requirements of being a public company and our management and other personnel will need to devote a substantial amount of time towards maintaining compliance with these requirements. These requirements increase our legal and financial compliance costs and make some activities more time-consuming and costly. For example, we expect that the rules and regulations applicable to us as a public company may make it increasingly more difficult and more expensive for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it increasingly more difficult for us to attract and retain qualified persons to serve on the Board and committees of the Board, or as executive officers.
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
The report of our independent registered public accounting firm on our financial statements for the fiscal year ended June 30, 2024 included an explanatory paragraph on Going Concern Uncertainty, expressing management’s assessment and conclusion that there is material uncertainty that may cast significant doubt on our ability to continue as a going concern. As further background, the Group owns mining hardware that is designed specifically to mine Bitcoin and its future success will depend in a large part upon the value of Bitcoin, and any sustained decline in its value could adversely affect the business and results of operations. Specifically, the revenues from Bitcoin mining operations are predominantly based upon two factors: (i) the number of Bitcoin rewards that are successfully mined and (ii) the value of Bitcoin. A decline in the market price of Bitcoin, increases in the difficulty of Bitcoin mining, changes in the regulatory environment, and/or adverse changes in other inherent risks may significantly negatively impact the Group’s operations. Due to the volatility of the Bitcoin price and the effects of the other aforementioned factors, there can be no guarantee that future mining operations will be profitable or the Group will be able to raise capital to meet growth objectives.

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
We do not currently pay any cash dividends on our Ordinary shares, and may not in the foreseeable future. Accordingly, shareholders need to be prepared to rely on capital appreciation, if any, for any return on their investment.
We have never declared nor paid cash dividends on our Ordinary shares and we may not pay any cash dividends on our Ordinary shares in the foreseeable future. As a result, capital appreciation, if any, of our Ordinary shares may be your sole source of gain for the foreseeable future.
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
The amended complaint asserts claims under Section 10(b) and 20(a) of the Exchange Act and Sections 11, 12(a)(2), and 15 of the Securities Act on behalf of a putative class of all persons and entities who purchased or otherwise acquired (a) IREN Ordinary shares pursuant and/or traceable to documents issued in connection with the Company’s IPO and/or (b) Iris securities between November 17, 2021 and November 1, 2022, both dates inclusive. It contends that certain statements made by the Company and certain of its officers and directors, including in the Company’s IPO Registration Statement and Prospectus, were allegedly false or misleading and seeks unspecified damages on behalf of the putative class. The Company believes these claims are without merit and intends to defend itself vigorously. The Company filed a motion to dismiss the amended complaint on August 4, 2023. Plaintiffs opposed the motion on October 4, 2023. The Company filed a reply brief in further support of the motion on November 17, 2023. The motion is fully briefed and remains pending. Any such litigation could result in substantial costs defending the lawsuit and a diversion of management’s attention and resources and, if we are not successful in defending any such litigation, could result in judgments against us. Any of the foregoing could harm our business and financial condition as well as our reputation.
In addition, we may from time to time in the future become subject to additional claims, arbitrations, individual and class action lawsuits, government and regulatory and regulatory investigations, inquiries, actions or requests, including with respect to employment matters, and other proceedings alleging violations of laws, rules and regulations, both foreign and domestic. The scope, determination and impact of claims, lawsuits, government and regulatory investigations, enforcement actions, disputes and proceedings to which we are subject cannot be predicted with certainty, and may result in:
•substantial payments to satisfy judgments, fines or penalties, or substantial settlement payments;
•substantial external counsel legal fees and other costs;
•additional compliance and licensure requirements;
•loss or non-renewal of existing licenses or authorizations, or prohibition from or delays in obtaining additional licenses or authorizations, required for our business;
•loss of productivity and high demands on employee time;
•criminal sanctions or consent decrees;
•short selling and potential “short and distort” campaigns and other short attacks involving our stock;
•termination of certain employees, including members of our executive team;

•barring of certain employees from participating in our business in whole or in part;
•orders that restrict or suspend our business or prevent us from offering certain products or services;
•changes to our business model and practices;
•delays and/or interruptions to planned transactions, product launches or improvements; and
•damage to our brand and reputation.
Any of the foregoing could have a material adverse effect on our reputation, business, financial condition, cash flows and results of operations, and could cause the market value of our Ordinary shares to decline.
ITEM 4.    INFORMATION ON THE COMPANY
A.History and Development of the Company
Our History
We were originally incorporated under the laws of New South Wales, Australia, on November 6, 2018 as “Iris Energy Pty Ltd” an Australian proprietary company (ACN 629 842 799). On October 7, 2021, we converted into a public company named “Iris Energy Limited” under Australian law. As of February 15, 2024, we commenced doing business as “IREN.”
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
Capital Expenditures and Divestitures
The majority of our historical capital expenditures have been directed to building data centers and electrical infrastructure, and acquiring miners. Our capital expenditures during the fiscal year ended June 30, 2024 were principally for purchasing miners and HPC equipment (including GPUs), and building data centers and electrical infrastructure that we own and operate. Our capital expenditures, including prepayments for mining hardware, were $479.9 million, $119.5 million and $332.2 million for the fiscal years ended June 30, 2024, June 30, 2023 and June 30, 2022, respectively.
Corporate Information
Our principal executive offices are located at Level 12, 44 Market Street, Sydney, Australia, and our telephone number is +61 2 7906 8301. Our agent for service of process in the United States is Cogency Global Inc., 122 E. 42nd Street, 18th Floor, New York, New York 10168. We maintain a website at https://iren.com. Information on our website is not incorporated by reference into or otherwise part of this annual report. Our annual reports on Form 20-F, current reports on Form 6-K, amendments to these reports, and other information regarding issuers that file electronically with the SEC, can be accessed, free of charge, on the SEC’s website at www.sec.gov.
B.Business Overview
Our Company
We are a leading owner and operator of next-generation data centers powered by 100% renewable energy (whether from clean or renewable energy sources or through the purchase of RECs). Our data centers are purpose-built for power dense computing applications and currently support a combination of ASICs for Bitcoin mining and GPUs for AI workloads.
Our Bitcoin mining operations generate revenue by earning Bitcoin through a combination of block rewards and transaction fees from the operation of our specialized computers called ASICs (which we refer to as “Bitcoin miners”) and exchanging these Bitcoin for fiat currencies such as USD or CAD.

We have been mining Bitcoin since 2019. We typically liquidate all the Bitcoin we mine daily and therefore did not have any Bitcoin held on our balance sheet as of June 30, 2024. To date we have utilized Kraken, a U.S.-based digital asset trading platform, to liquidate the Bitcoin we mine. The mining pools that we utilize for the purposes of our Bitcoin mining transfer the Bitcoin that we have mined to Kraken on a daily basis. Such Bitcoin is then exchanged for fiat currency on the Kraken exchange or via its over-the-counter trading desk. We have a backup U.S.-based digital asset trading platform, Coinbase, although we have not utilized Coinbase as of June 30, 2024.
We are also pursuing a strategy to expand and diversify our revenue streams into new markets. Pursuant to that strategy, we are increasing our focus on diversification into HPC solutions, including the provision of AI Cloud Services.
Our Data Centers
We are a vertically integrated business, and currently own and operate our computing hardware (consisting of Bitcoin mining ASICs and AI Cloud Services GPUs) as well as our electrical infrastructure and data centers. We target development of data centers in regions where there are low-cost, abundant and attractive renewable energy sources. We have ownership of our proprietary data centers and electrical infrastructure, including freehold and long-term leasehold land. This provides us with additional security and operational control over our assets. We believe data center ownership also allows our business to benefit from more sustainable cash flows and operational flexibility in comparison with operators that rely upon third-party hosting services or short-term land leases which may be subject to termination rights, profit sharing arrangements and/or potential changes to contractual terms such as pricing. We assess opportunities to utilize our available data center capacity, land or power capacity on an ongoing basis, including via potential third-party hosting and alternative revenue sources. We also focus on grid-connected power access which we believe not only helps facilitate a more reliable, long-term supply of power, but also provides us with the ability to support the energy markets in which we operate (for example, through potential participation in demand response, ancillary services provision and load management in deregulated markets such as Texas).
In January 2020, we acquired our first site in Canal Flats, located in British Columbia, Canada (“BC”), from PodTech Innovation Inc. and certain of its related parties. This site is our first operational site and has been operating since 2019, and, as of June 30, 2024, has approximately 30MW of data center capacity and hashrate capacity of approximately 0.9 EH/s.
In addition, we have constructed data centers at our other BC sites in Mackenzie and Prince George. Our Mackenzie site has been operating since April 2022 and, as of June 30, 2024, has approximately 80MW of data center capacity and hashrate capacity of approximately 2.7 EH/s. Our Prince George site has been operating since September 2022 and, as of June 30, 2024, has approximately 50MW of data center capacity and hashrate capacity of approximately 1.6 EH/s. Our deployment of 816 NVIDIA H100 GPUs are also located at our Prince George site.
Each of our sites in British Columbia are connected to the BC Hydro electricity transmission network and have been 100% powered by renewable energy since commencement of operations (currently approximately 98% sourced from clean or renewable sources, including through hydroelectric sources like wind, solar and biomass, as reported by BC Hydro and approximately 2% accounted for by the purchase of RECs). BC Hydro retains the environmental attributes from the renewable energy they sell us. Our contracts with BC Hydro have an initial term of one year and, unless terminated at the end of the initial term, shall extend until terminated in accordance with the terms of the agreement upon six months' notice.
We have commenced operations at our site in Childress (total potential power capacity of 750MW), located in the renewables-heavy Panhandle region of Texas, U.S. Our Childress site has been operating since April 2023 and, as of June 30, 2024, has approximately 100MW of data center capacity and hashrate capacity of approximately 4.8 EH/s. As of June 30, 2024, we have purchased RECs in respect of 100% of our energy consumption through to such date at our Childress site. We are targeting expansion of our data center capacity at Childress to 350MW in 2024, which includes construction of Childress Phase 2 (additional 100MW) and Phase 3 (additional 150MW) which is well underway.
As of June 30, 2024, we have approximately 260MW of data center capacity and hashrate capacity of approximately 10 EH/s across our sites in BC (160MW) and Texas (100MW).
Furthermore, we have announced a new 1,400MW data center development site located in the renewables-heavy West region of Texas, USA. As of June 30, 2024 we have paid $10.5 million of connection deposits and the connection agreement targets an in-service in late 2026.

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
Performance Metrics – Hashrate and Difficulty
In Bitcoin mining, the processing power of a miner is measured by its “hashrate” or “hashes per second.” “Hashrate” is the speed at which a miner can produce computations (“hashes”) using the Bitcoin network’s algorithm, expressed in hashes per second. BTC.com estimates from the network's difficulty that the average hashrate of the entire Bitcoin network was approximately 598.51 EH/s, as of June 30, 2024.
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
As part of our mining operations, we contribute our hashrate to a global mining pool, subject to their terms of service. We currently use Antpool and Foundry as our main mining pool service providers and we are subject to Antpool’s User Service Agreement and Foundry's Pool Terms. There is no prescribed term for services under the User Service Agreement and Antpool reserves the right to limit, change, suspend or terminate all or part of its services to us at any time. Similarly, we also have the right to terminate our use of Antpool’s services at any time. Terms for Foundry services are covered under Foundry's Pool Terms and allow us and Foundry to terminate our use of the pool at any time. In simple terms, Antpool and Foundry calculate and pay us our share of the statistically expected global Bitcoin reward, which is a function of: (a) our actual daily hashrate and (b) global network difficulty (fixed approximately every two weeks and ultimately represents the average global hashrate based on block time for the prior period). Antpool and Foundry pay us Bitcoin daily in arrears for our mathematically calculated share of global block rewards and our share of global transaction fees (net of fees to the pool). The Bitcoin are typically transferred to our exchange account on the same day and exchanged for fiat currencies such as USD or CAD on a daily basis. We may explore opportunities with other mining pools and we believe we have the ability to transition or change mining pools without material expense or delay. See “—Daily Exchange of Bitcoin” for further information.
Bitcoin Mining Economics
As of June 30, 2024, a successful Bitcoin miner earns a block reward of 3.125 Bitcoins plus transaction fees for each block added to the blockchain, which occurs approximately every 10 minutes and equates to 52,560 blocks or 164,250 Bitcoins per year, excluding transaction fees. The block reward is programmed to halve to 1.5625 Bitcoins in approximately April 2028.
The economics of Bitcoin mining are predominantly driven by:
•a miner’s proportionate share of the global hashrate;
•the block reward;
•the level of global transaction fees;
•the price of Bitcoin;
•the power consumption / efficiency of mining equipment;
•the reliability / efficiency of data center infrastructure;
•the cost of electricity; and
•other operating expenses, including employee and general and administrative costs.
As noted above, the amount of block rewards paid to miners is on a fixed distribution schedule, resulting in the last block reward payout to occur in approximately 115 years, at which time miners will be incentivized to maintain the network solely based on transaction fees.
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
In addition, if any such event were to occur with respect to Kraken, Etana Custody or any such other digital asset trading platform or custodian we utilize to liquidate the Bitcoin we mine, we may be required to, or may otherwise determine it is appropriate to, switch to an alternative digital asset trading platform and/or custodian, as applicable. We do not currently use any other digital asset trading platforms or custodians to liquidate the Bitcoin we mine. While we expect to continue to utilize Kraken and Etana Custody, there are numerous alternative digital asset trading platforms that operate exchanges and/or over-the-counter trading desks with similar functionality to Kraken, and there are also several alternative funds transfer arrangements for facilitating the transfer of fiat currency proceeds from Kraken either with or without the use of a third-party custodian. We have onboarded Coinbase as an alternative digital asset trading platform to liquidate Bitcoin that we mine, although we have not utilized the Coinbase platform as of June 30, 2024. We may explore opportunities with other alternative digital asset trading platforms, over-the-counter trading desks and custodians, and believe we have the ability to switch to Coinbase or alternative digital asset trading platforms and/or funds transfer arrangements to liquidate Bitcoin we mine and transfer the fiat currency proceeds without material expense or delay.

As a result, we do not believe our business is substantially dependent on the Kraken digital asset trading platform or Etana Custody third-party custodian services.
However, digital asset trading platforms and third-party custodians, including Kraken and Etana Custody, are subject to a number of risks outside our control which could impact our business. In particular, during any intervening period in which we are switching digital asset trading platforms and/or third-party custodians, we could be exposed to credit risk with respect to any Bitcoin or fiat currency held by them. In addition, we could be exposed to fluctuations in the value of Bitcoin with respect to the Bitcoin that we mine during such period or that was previously mined but has not yet been exchanged for fiat currency. See “—Disruptions at over-the-counter (“OTC”) trading desks and potential consequences of an OTC trading desk’s failure could adversely affect our business. We may be required to, or may otherwise determine it is appropriate to, switch to an alternative digital asset trading platform and/or custodian,” “—Digital asset trading platforms for Bitcoin may be subject to varying levels of regulation, which exposes our digital asset holdings to risks” and “—We may temporarily store our Bitcoin on digital asset trading platforms which could subject our Bitcoin to the risk of loss or access” under “Item 3. Key Information—Risk Factors” for further information.
HPC solutions (including AI Cloud Services)
For our HPC solutions (including AI Cloud Services), we install specialized servers containing GPUs and other ancillary equipment (primarily networking infrastructure) in our data center facilities. Once installed, we aim to market and sell the computing power from such GPUs to customers, providing them with remote access to the GPUs. Our customers utilize such computing power primarily for AI/ML purposes.
Our goal is to maximize utilization of our HPC capacity by customers. We aim to enter into contracts for our HPC solutions (including AI Cloud Services) once the relevant GPUs are installed and operational, and if any such computing power becomes available upon expiration of a customer contract or otherwise. However, we may experience delays in entering into new contracts or renewing or extending contracts with respect to any HPC capacity that becomes available from time to time, and utilization of that computing power may fluctuate based on demand over time.
In August 2023 we announced the purchase of 248 NVIDIA H100 GPUs to target generative AI. In February 2024, we announced a three-month GPU cloud service agreement with Poolside SAS AI (the "Poolside Agreement") to utilize those GPUs along with the further purchase of 568 NVIDIA H100 GPUs to service potential customer demand. In April 2024, we announced the upsize of the Poolside Agreement from 248 to 504 NVIDIA H100 GPUs and an extension of the Poolside Agreement for an additional four month term commencing in April 2024, which was then further extended until August 30, 2024. As of July 31, 2024, our GPU fleet comprises 816 NVIDIA H100 GPUs, which have serviced multiple customers.
We are continuing to develop our HPC solutions (including AI Cloud Services) products and services to further expand and diversify our customer relationships and revenue streams.
Our Business Strengths
Vertical integration – Long-term security over infrastructure, land and power supply
We currently have ownership of our computing hardware for Bitcoin mining and HPC solutions (including AI Cloud Services) (i.e. ASICs and GPUs, respectively), as well as our electrical infrastructure and proprietary data centers, including freehold and long-term leasehold land. We believe this provides us with more security and operational control over our assets.
We believe data center ownership also allows our business to benefit from more sustainable cash flows in comparison with operators that rely upon third-party hosting services or short-term land leases which may be subject to termination rights, profit sharing arrangements and/or potential changes to contractual terms such as pricing. We assess opportunities to utilize our available data center capacity, land or power capacity on an ongoing basis, including through potential third party hosting and alternative revenue sources, including asset sales, joint ventures or other arrangements.
We also focus on grid-connected power access which we believe not only helps facilitate a more reliable, long-term supply of power, but also provides us with the ability to support the energy markets in which we operate (for example, through potential participation in demand response, ancillary services provision and load management in deregulated markets such as Texas).

We have secured sites with access to land and power supply, which we believe positions us to take advantage of any growth in power demand for data centers, which is expected to grow rapidly in the upcoming years.
Vertical integration – Operations and maintenance
We believe it is important to retain control and operational oversight of our data centers, rather than outsourcing to a third-party provider who may not be aligned to our objectives.
As both the owner and operator of our hardware and data centers, we are directly incentivized to optimize each component of our value chain. Learnings and efficiency gains can then be applied across our entire portfolio.
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
Leading efficiency – Proprietary data centers
We are building data centers that are purpose-built for power dense computing applications which currently support a combination of ASICs for Bitcoin mining and GPUs for AI workloads at our Prince George data center. We continue to refine our data center design through research and development efforts to further optimize the operational environment and efficiencies, including targeting stable performance during high and low temperature periods, as well as the life of our hardware and our strategy to expand and diversify our revenue sources into new markets (including HPC solutions).
We believe our data centers may provide operational advantages compared to less efficient airflow, cooling and re-heating designs that may be limited in certain modified shipping container or retrofitted warehouses designs.
Seasoned management team with experience in data center and infrastructure development
We believe we are well-positioned to execute our strategy. The Board and management team have an extensive and established track record in financing, developing, building, operating, maintaining and managing large-scale greenfield and brownfield renewable energy projects, data center development and associated grid connections across North America, Western Europe and Asia-Pacific.
Additionally, we have been mining Bitcoin since 2019 and have good relationships with leading Bitcoin mining hardware suppliers, including Bitmain, as well as utility companies such as BC Hydro and AEP Texas.
Our team also has prior experience in the traditional data center and IT managed solutions industries, and we have good relationships with leading HPC hardware providers including Dell Technologies Inc., among others.
Established renewable energy and community strategy
We are focused on locating our operations in areas with low-cost and excess renewable energy. For example, our current operations in BC are connected to the BC Hydro network and have been 100% powered by renewable energy since commencement of operations (currently approximately 98% of electricity used is sourced from clean or renewable sources, including through hydroelectricity facilities and other sources like wind, solar and biomass, as reported by BC Hydro and approximately 2% accounted for by the purchase of RECs). Furthermore, our Childress site is located in the Panhandle region of Texas, which has significant capacity of operating renewable energy generation, and we have purchased RECs in respect of 100% of our energy consumption through to June 30, 2024 at our Childress site.
By targeting regions with existing and excess renewable energy supply, we also aim to help address potential social and public policy risks. We believe it is important to support the local communities in which we operate. Our strategy is based upon entering markets that have a high penetration of renewables and where our operations can help provide benefits to the local energy markets and communities and establish a social license in the regions in which we operate. See “—Strategically targeted energy markets” and “—Regional and community strategy” for more information.

Non-HODL Strategy
“HODL” is a term used in the digital assets market which refers to an investment strategy whereby, following the original acquisition of a digital asset, the investor continues to hold the digital asset regardless of movements in the price of that digital asset. To date, we have adopted a “non-HODL” strategy pursuant to which we generally liquidate mining rewards on a daily basis (i.e., generally within the same day that we receive the relevant mining rewards), and we have done so since we started mining Bitcoin in 2019 (including when Bitcoin hit an all-time high of approximately $74,000 in March 2024). We currently expect that we will generally continue to liquidate our Bitcoin mined on a daily basis, however this may change in future.
The rationale behind our current non-HODL strategy include:
•providing a degree of risk mitigation during periods of Bitcoin price decline, for example, by potentially providing for higher average realized sale prices per Bitcoin during a period of declining Bitcoin prices; and
•providing a source of funding for capital and operating expenditures by reinvesting proceeds from liquidating Bitcoin mined.
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
Deregulated markets
We believe many Western deregulated energy markets have been affected by a variety of events over the past two decades, including:
•Dislocation between load and generation centers:
•new intermittent renewable generation often located in regional areas with strong wind and solar resource; whereas
•load growth is often concentrated in urban areas which are far away from new generation.

•Increasing supply of power:
•substantial build out of intermittent renewables, often driven by government policy in the absence of a market-based price signal; and/or
•renewable energy projects face frequent network congestion and curtailment.
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
Cost of electricity
We purchase our electricity for our operations in British Columbia pursuant to a regulated tariff which is subject to adjustment annually. On April 21, 2023, as part of BC Hydro’s electricity rate review, the British Columbia Utilities Commission released an order approving, for the fiscal year commencing April 1, 2023: (i) an increase in the regulated variable rate by 0.97% and (ii) setting of the Deferral Account Rate Rider (effectively a discount applicable to a user’s electricity costs) at 1% (previously at 2%). As at June 30, 2024, after applying the Deferral Account Rate Rider of 1%, the applicable variable rate was $0.038 per kWh along with a standing monthly charge (based on peak electricity demand for each billing period) of $6.43 per kVA. Prior to the electricity rate review on April 21, 2023, the applicable variable rate was $0.037 per kWh and the applicable standing monthly charge was $6.31 per kVA. In September 2023, we were notified by BC Hydro of a further 0.17% increase to its rates for the April 1, 2022 to March 31, 2023 period (to be applied retroactively) as well as a further 0.20% increase to its rates for the April 1, 2023 to March 31, 2024 period. In February 2024, BC Hydro announced an electricity affordability credit that is applicable to our operations in British Columbia. The electricity affordability credit may result in electricity cost savings in the 12 month period starting from April 15, 2024.
At our Childress operation in Texas, the electricity market is deregulated and operates through a competitive wholesale market, which is subject to many factors, including fluctuations in commodity and energy prices. We seek to reduce wholesale price volatility by purchasing electricity derivatives whereby the Childress project pays a fixed price for the wholesale price component of our electricity costs for the tenor of the derivative. If our load at Childress is lower than the derivative volume for any period, the unused volume is sold into the market at the wholesale price. We are not locked into any specific hedging arrangements long-term and are considering alternative power procurement strategies at Childress to optimize our power costs, including using the ERCOT spot market. We have also implemented power cost optimization initiatives which enable the transition between Bitcoin mining and energy trading to optimize profitability, and have the ability to participate in demand response, ERCOT ancillary services programs and four coincident peak (“4CP”) management within the ERCOT market. In August 2024 we closed out existing hedging arrangements for August and September 2024 at a cost of $7.2 million, and from August 2024 we expect to participate in the ERCOT wholesale spot energy market at our Childress operation in Texas.
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
We provide funding for local community recreational infrastructure, volunteer groups and non-profit organizations. IREN is committed to working with and supporting the communities in which we operate. We also look to partner with and support local First Nations and Indigenous communities where we operate.

Recent initiatives include:
•announced the launch of the Community Grants Program for Prince George, BC according to which over C$62,000 was granted to local initiatives including Lheidli T'enneh Nation, Scouts Canada, Spinal Cord Injury, BC, and Prince George Recycling & Environmental Action Planning Society;
•continuation of the Community Grants Program in Mackenzie and Childress (with up to C$100,000, per year of grant funding for each community), providing funding for local initiatives that benefit the communities in the areas of community participation, sustainability, safety, technology and learning; and
•sharing of the C$1.1 million funding requirement with the District of Mackenzie (IREN contributed C$550,000) to bring additional high speed fiber-optic connectivity to the town.
Our Growth Strategies
Expand our Bitcoin mining operations and data center capacity
Our current focus is on expanding our installed hashrate capacity to 30 EH/s, with growth optionality to 50 EH/s. We believe these goals are supported by the construction at Childress and expansion of our mining fleet (including exercise of miner purchase options under existing hardware purchase contracts).
Decisions with respect to the Childress expansion and exercising all, some or none of the miner purchase options will be made during 2024 and 2025, taking into consideration market conditions, shareholder value and funding availability.
We believe we have the ability to further grow our data center capacity at our Childress site up to the total potential site capacity of 750MW in the future.
Our business strategy remains focused on continuing to expand our self-mining capacity by further growing our available data center capacity and acquiring additional miners as described under “Recent Developments – Hardware Purchases”.
Furthermore, we have announced a new 1,400MW data center development site located in the renewables-heavy West region of Texas, USA. As of June 30, 2024 we have paid $10.5 million of connection deposits and the connection agreement targets an in-service in late 2026.
Expanding and diversifying our revenue streams into new markets, including by continuing to focus on developing and offering HPC solutions (including AI Cloud Services)
We continue to explore a strategy to expand and diversify our revenue streams into new markets. Pursuant to that strategy, we are increasing our focus on diversification into HPC solutions, including the provision of AI Cloud Services. For our HPC solutions business we currently have 816 NVIDIA H100 GPUs operating at our Prince George site. We remain focused on leveraging our existing infrastructure and expertise to further expand our HPC solutions business.
In August 2023, we entered into a purchase agreement with Dell Canada Inc. for 248 NVIDIA H100 GPUs for a total purchase price of approximately $10 million, which have been deployed at our Prince George site. In February 2024, we entered into a further purchase agreement with Dell Canada Inc. for 568 NVIDIA H100 GPUs for a total purchase price of approximately $22 million. We recently procured a small cluster of GPUs which we expect will be installed at the Childress site for testing in the second half of 2024.
Add new sites with attractive energy arrangements
We continue to explore additional sites to build our global platform, both within our existing markets and in new markets where we believe we can obtain attractive energy arrangements and provide benefits to the local energy markets and communities. In addition to our four operating sites (three in BC, Canada and one in Childress, Texas) and our development site in the West region of Texas, we have conditional and unconditional rights to a number of additional sites across Canada, the U.S. and Asia-Pacific, over which we are currently pursuing development activities and which have the potential to support up to an additional 1GW or more of aggregate data center capacity capable of powering growth beyond our 2,310MW of announced potential power capacity. However, there can be no assurance that we will ultimately develop all or any of such additional sites.

Own, develop and operate renewable generation and energy storage
We believe there is potential opportunity in the future to build and operate our own renewable generation and energy storage assets to lower our overall cost of power, generate additional revenue streams and support energy markets. We believe we are well-positioned to pursue this potential opportunity given our management team’s substantial and proven track record in financing, developing, building and managing large-scale greenfield and brownfield renewable energy projects and associated grid connections.
Consider pursuing strategic acquisitions and other value enhancing opportunities
We may strategically assess acquisition opportunities where we believe such transactions can accelerate our strategic roadmap through horizontal or vertical integration, expanding capacity, or gaining intellectual property that may help strengthen our competitive advantage.
In addition, we may from time to time, seek to dispose of, or monetize, assets where we believe we can receive value from any such disposition, or monetization, that is accretive to the business. For example, in July 2024 we announced that we are exploring potential monetization opportunities for our broader power and land portfolio, including asset sales, colocation deals, joint ventures, build-to-suit data centers, and acquiring additional GPUs to expand our HPC capabilities. There can be no assurance that we will be successful in completing any such transaction, including because there may not be buyers willing to enter into a transaction, we may not receive sufficient consideration for the relevant businesses or assets or the process of selling such businesses or assets may take too long. These transactions, if completed, may reduce the size of our business and we may not be able to replace the volume associated with the business.
Hardware Purchase Contracts
As we continue to build our Bitcoin mining business and our HPC solutions business, we have entered into new hardware purchase contracts with Bitmain Technologies Delaware Limited for miners and Dell Canada Inc. and Insight Direct Inc. for GPUs. As of June 30, 2024, we had installed a total of 10 EH/s of miners and 816 GPUs. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Hardware Purchase Contracts” for more detail on the terms of these contracts.

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
On May 9, 2023, NYDIG filed an application with the Trial Court (the Supreme Court of British Columbia) seeking, among other things, declarations to the effect that any difference between revenue generated by the Non-Recourse SPVs through the provision of hashpower services to Iris Energy Limited (d/b/a IREN) and Bitcoin mined by Iris Energy Limited (d/b/a IREN) is collateral securing the Facilities, as well as substantive consolidation of certain Group entities and claims of fraudulent conveyance and oppression. A hearing was held in the Trial Court on June 13 to 15, 2023 in respect of (i) the Receiver’s application dated June 9, 2023 for the approval of a sale solicitation process for the miners comprising collateral under the Facilities and authorization to assign the Non-Recourse SPVs into bankruptcy, which was subsequently granted, and (ii) NYDIG’s application for, among other things, declarations to the effect that the lender’s collateral included any difference between the revenue generated by the applicable Non-Recourse SPV through the provision of hashpower services to Iris Energy Limited (d/b/a IREN) and the Bitcoin mined by Iris Energy Limited (d/b/a IREN) using such hashpower services, as well as claims that the assets and liabilities of such Non-Recourse SPVs are substantially consolidated with the assets and liabilities of Iris Energy Limited (d/b/a IREN) and certain of its other affiliates. The Receiver advised the Trial Court that it was taking no position with respect to NYDIG’s application.

On August 10, 2023, the Trial Court issued a ruling affirming the Company’s position that, among other things, the Bitcoin mined by the Company is not collateral securing such facilities and there is no parent guarantee with respect to the equipment financing facilities, and no relief in respect of substantive consolidation was granted. However, the Trial Court declared transactions pursuant to hashpower services provided by the relevant Non-Recourse SPVs to Iris Energy Limited (d/b/a IREN) to be void as fraudulent conveyances. The Trial Court dismissed NYDIG's oppression remedy claim but did not give reasons for doing so. The Company disagreed with the decision and certain factual findings and filed a notice to appeal with the Court of Appeal on August 21, 2023. NYDIG filed a cross-appeal on January 30, 2024, in respect of the Trial Court's orders dismissing the substantive consolidation and oppression claims.
A hearing was held before the Court of Appeal on March 12, 2024, regarding the notice of appeal filed August 21, 2023, and NYDIG's notice of cross-appeal filed January 30, 2024. The Court of Appeal released its judgment in respect of the appeal on June 27, 2024. The appeal was allowed and the Trial Court’s declaration of fraudulent conveyances was set aside. The Court of Appeal allowed the cross-appeal in part, and remitted the oppression relief to the Trial Court. The Court of Appeal upheld the Trial Court’s dismissal in respect of substantive consolidation.
On December 14, 2022, a putative securities class action complaint naming the Company and certain of its directors and officers was filed in the U.S. District Court for the District of New Jersey. An amended complaint in this action was filed on June 6, 2023, also naming as defendants the Company and certain of its directors and officers, as well as the underwriters of the Company’s IPO.
The amended complaint asserts claims under Section 10(b) and 20(a) of the Exchange Act and Sections 11, 12(a)(2), and 15 of the Securities Act on behalf of a putative class of all persons and entities who purchased or otherwise acquired (a) IREN Ordinary shares pursuant and/or traceable to documents issued in connection with the Company’s IPO and/or (b) Iris securities between November 17, 2021 and November 1, 2022, both dates inclusive. It contends that certain statements made by the Company and certain of its officers and directors, including in the Company’s IPO Registration Statement and Prospectus, were allegedly false or misleading and seeks unspecified damages on behalf of the putative class. The Company believes these claims are without merit and intends to defend itself vigorously. The Company filed a motion to dismiss the amended complaint on August 4, 2023. Plaintiffs opposed the motion on October 4, 2023. The Company filed a reply brief in further support of the motion on November 17, 2023. The motion is fully briefed and remains pending.
See “Risk Factors—General Risk Factors—We are the subject of a putative securities class action, and could become subject to future litigation, including individual and class action lawsuits, as well as investigations and enforcement actions by regulators and governmental authorities” and Notes 17 and 28 to our audited financial statements for the year ended June 30, 2024 included in this Annual Report on Form 20-F for further discussion.
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
Several public companies (traded in the U.S. and internationally) compete with us, including:
•Bitfarms Ltd.;
•Cipher Mining Inc.;
•CleanSpark, Inc.;
•Core Scientific Inc.;
•Hut 8 Mining Corp.;
•Marathon Digital Holdings, Inc.;

•Riot Platforms, Inc.; and
•TeraWulf Inc.
The Bitcoin mining industry is a highly competitive and evolving industry and new competitors, or emerging technologies could enter the market and affect our competitiveness in the future.
Competition in the HPC solutions industry
The HPC solutions (including AI Cloud Services) industry is rapidly evolving industry and new competitors or incumbent traditional data center operators and cloud services providers could enter the market and affect our competitiveness in any HPC solutions (including AI Cloud Services) we offer.
Several companies compete in this industry, including:
•Amazon Web Services;
•Microsoft Azure:
•Google Cloud;
•Oracle Cloud;
•CoreWeave;
•FluidStack Ltd;
•Lambda Inc.;
•Applied Digital Corporation; and
•Crusoe Cloud.
There is also the potential for other Bitcoin and digital asset mining companies to diversify into the HPC solutions (including AI Cloud Services) segment.
Employees and Human Capital Resources
As of June 30, 2024, we employ 31 employees in Australia in a corporate head office capacity, and 81 employees in Canada and 32 employees in the United States focused on developing our infrastructure and general operations and corporate support. We also leverage external service providers to support our operations. None of our employees are represented by labor unions, and we believe we have an excellent relationship with our employees.
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
Diversity, Equity and Inclusion
At IREN, we believe that diversity of thought is a key factor to achieving innovation and success in our industry. We are committed to fostering a culture of inclusivity, where diverse perspectives and experiences thrive.
We are proud of the gender diversity that has organically formed throughout our Company. As of June 30, 2024, 24% of our workforce consists of talented and skilled women who play integral roles in our operations, construction, and corporate functions. In total, 29% of our leadership positions are filled by women, including key roles such as Chief Legal

Officer, Chief Financial Officer, Site Manager and Operations Manager positions. We are committed to further increasing diversity within our workforce and creating an environment where everybody is empowered to excel.
To demonstrate our commitment to diversity and inclusion, we:
•leverage inclusive recruitment practices that attract talent from diverse backgrounds;
•invest in the professional growth of our employees, promoting access to learning and career development opportunities; and
•actively engage with the communities where we operate, supporting initiatives that promote inclusivity and education including partnering with schools and training authorities to develop training programs for the local workforce.
Government Regulation
U.S. Regulation
The laws and regulations applicable to digital assets are evolving and subject to interpretation and change. Governments around the world have reacted differently to digital assets; certain governments have deemed them illegal, and others have allowed their use and trade without restriction, while in some jurisdictions, such as in the U.S., digital assets are subject to overlapping, unclear and evolving regulatory requirements. As digital assets have grown in both popularity and market size, the U.S. Congress and a number of U.S. federal and state agencies ( including FinCEN, CFTC, SEC, FINRA, the CFPB, the Department of Justice, the Department of Homeland Security, the Federal Bureau of Investigation, the IRS, the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation, the Federal Reserve and state financial institution and securities regulators) have been examining the operations of digital asset networks, digital asset users and digital assets exchange markets, with particular focus on the extent to which digital assets can be used to launder the proceeds of illegal activities or fund criminal or terrorist enterprises and the safety and soundness of digital asset trading platforms or other service providers that hold custody of digital assets for users. Many of these state and federal agencies have issued consumer advisories regarding the risks posed by digital assets to investors. President Biden’s March 9, 2022 Executive Order, asserting that technological advances and the rapid growth of the digital asset markets “necessitate an evaluation and alignment of the United States Government approach to digital assets,” signals an ongoing focus on digital asset policy and regulation in the United States. A number of reports issued pursuant to the Executive Order have focused on various risks related to the digital asset ecosystem, and have recommended additional legislation and regulatory oversight. See “Item 3. Key Information—Risk Factors—Risks Related to Our Business—Any electricity outage, limitation of electricity supply, including as a result of political pressures or regulation, or increase in electricity costs may result in material impacts to our operations and financial performance” and “Item 3. Key Information—Risk Factors— Risks Related to Regulations and Regulatory Frameworks—Bitcoin mining and HPC activities are energy-intensive, which may restrict the geographic locations of miners and operations, in particular, to locations with renewable sources of power. Government regulators may potentially restrict the ability of electricity suppliers to provide electricity to Bitcoin miners or HPC operators, including us, or Bitcoin mining or HPC activities generally.”
In addition, federal and state agencies, and other countries and international bodies have issued rules or guidance about the treatment of digital asset transactions or requirements for businesses engaged in digital asset activity. Moreover, the failure of FTX in November 2022 and the resulting market turmoil substantially increased regulatory scrutiny in the United States and globally and led to SEC and criminal investigations, enforcement actions and other regulatory activity across the digital asset ecosystem.
Depending on the regulatory characterization of the digital assets we mine, the markets for those digital assets in general, and our activities in particular, our business and digital assets operations may be subject to one or more regulators in the United States and globally. The SEC, U.S. state securities regulators and several foreign governments have issued warnings and instituted legal proceedings in which they argue that certain digital assets may be classified as securities and that both those digital assets and any related initial coin offerings or other primary and secondary market transactions are subject to securities regulations. For example, in June 2023, the SEC brought charges against Binance and Coinbase, and in November 2023, the SEC brought charges against Kraken, alleging that they operated unregistered securities exchanges, brokerages and clearing agencies. In its complaints, the SEC asserted that several digital assets are securities under the federal securities laws. The outcomes of these proceedings, as well as ongoing and future regulatory actions, have had a material adverse effect on the digital asset industry as a whole and on the price of Bitcoin. Additionally, U.S. state and federal, and foreign regulators and legislatures have taken action against businesses engaged in digital asset activities or enacted restrictive regimes in response to adverse publicity arising from hacks, consumer harm, or criminal activity stemming from digital asset activity.
In August 2021, the chair of the SEC stated that he believed investors using digital asset trading platforms are not adequately protected, and that activities on the platforms can implicate the securities laws, commodities laws and banking laws, raising a number of issues related to protecting investors and consumers, guarding against illicit activity, and ensuring financial stability. The chair expressed a need for the SEC to have additional authorities to prevent transactions, products, and platforms from “falling between regulatory cracks,” as well as for more resources to protect investors in “this growing and volatile sector.” The chair called for federal legislation centering on digital asset trading, lending, and decentralized finance platforms, seeking “additional plenary authority” to write rules for digital asset trading and lending. At the same time, the chair has also stated that the SEC has authority under existing laws to regulate the digital asset sector and several enforcement actions were filed against digital asset trading platforms during the first half of 2023.
The SEC has also recently proposed amendments to the custody rules under Rule 406(4)-2 of the Investment Advisers Act. The proposed rule changes would amend the definition of a “qualified custodian” under Rule 206(4)-2(d)(6) and expand the current custody rule under Rule 406(4)-2 to cover digital assets and related advisory activities. If enacted as proposed, these rules would likely impose additional regulatory requirements with respect to the custody and storage of digital assets and could lead to additional regulatory oversight of the digital asset ecosystem more broadly. Ongoing and future regulatory actions may alter, perhaps to a materially adverse extent, the nature of digital assets markets and our digital assets operations.

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
States such as Californian and Louisiana, and state financial regulators such as the New York State Department of Financial Services (“NYDFS”) have also implemented licensure regimes, or repurposed pre-existing fiat money transmission licensure regimes, for the supervision, examination and regulation of companies that engage in certain digital assets activities. The NYDFS requires that businesses apply for and receive a license, known as the “BitLicense,” to participate in a “virtual currency business activity” in New York or with New York customers, and prohibits any person or entity involved in such activity from conducting activities without a license. Subject to certain exemptions, virtual currency business activity includes virtual currency transmission, storing, holding, maintaining custody, buying or selling as a customer business or controlling, administering or issuing virtual currency. Also, in June 2022, the New York State legislature passed a two-year moratorium on new or renewed permits for certain electricity-generating facilities that use fossil fuel and provide energy for proof-of-work cryptocurrency mining operations, which was still in effect as of June 30, 2024. Louisiana also has enacted a licensure regime for companies engaging in a “virtual currency business activity,” and other states are considering proposed laws to establish licensure regimes for certain digital assets businesses as well. In October 2023, California enacted the Digital Financial Assets Law (“DFAL”). Starting July 1, 2025, DFAL will prohibit any person or entity engaging in digital financial asset business activity or holding itself out as being engaged in digital financial asset business activity, with or on behalf of a resident of California (including businesses with a place of business in California), unless that person or entity either (i) holds a license under the DFAL, (ii) has submitted an application for such license on or before July 1, 2025 and is awaiting approval or denial of that application, or (iii) is exempt from licensure. Once licensed, the licensee must comply with requirements related to record maintenance, fee and risk disclosures, cybersecurity, customer protection, and anti-fraud and anti-money laundering. Subject to certain exemptions, digital financial asset business activities under the DFAL include: exchanging, transferring, or storing a digital financial asset; holding electronic precious metals or electronic certificates representing interests in precious metals on behalf of another person or issuing shares or electronic certificates representing interests in precious metals; and exchanging one or more digital representations of value within certain online gaming systems. “Digital financial assets” are defined by the DFAL as any “digital representation of value that is used as a medium of exchange, unit of account, or store of value, and that is not legal tender, whether or not denominated in legal tender,” but that does not include (i) a transaction in which a merchant grants, as part of an affinity or rewards program, value that cannot be taken from or exchanged with the merchant for legal tender, bank or credit union credit, or a digital financial asset, (ii) a digital representation of value issued by or on behalf of a publisher and used solely within an online game, game platform, or family of games sold by the same publisher or offered on the same game platform, or (iii) a security registered with or exempt from registration with the SEC or a security qualified with or exempt from qualifications with the department.
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
Regulation Outside the U.S.
In Europe, at an EU level and in a number of EU member states (as well as the UK), other than in respect of anti-money laundering (as discussed below), digital assets taking the form of assets designed for the exchange of value (such as Bitcoin) generally remain outside of the financial services regulatory perimeter. Nonetheless, the regulatory treatment of any particular digital assets is highly fact specific. However, the adoption of the “Markets in Crypto Assets Regulation” (also known as MiCA) will have a significant impact on firms engaging in digital asset related businesses in the EU. MiCA, which entered into force on 29 June 2023, establishes a harmonized pan-EU regulatory regime for crypto-assets. While a small number of crypto-assets are already subject to existing financial services legislation, such as security tokens that qualify as financial instruments under the recast Markets in Financial Instruments Directive, MiCA applies to unregulated crypto-assets (for example, Bitcoin and Ether) as well as asset-referencing tokens. Many of the operative provisions of MiCA take effect in 2024. Issuers of certain types of tokens and crypto-asset service providers (CASPs) will need to comply with the detailed requirements of MiCA, which in relation to CASPs means applying for authorization from their home member state regulatory authority. MiCA does not extend to digital asset mining activities, however, companies will be required to disclose to investors energy consumption data associated with mining activities.
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
Environmental, Health and Safety Matters
Our operations and properties are subject to extensive laws and regulations governing health and safety, the discharge of pollutants into the environment or otherwise relating to health, safety and environmental protection requirements in countries and localities in which we operate. These laws and regulations may impose numerous obligations that are applicable to us, including acquisition of a permit or other approval before conducting construction or regulated activities; restrictions on the types, quantities and concentration of materials that can be released into the environment; limitation or prohibition of construction and operating activities in environmentally sensitive areas, such as wetlands or areas with endangered plants or species; imposition of specific health and safety standards addressing worker protection from work related health and safety risks; imposition of certain zoning, building code and energy-efficiency standards and imposition of significant liabilities for pollution, including investigation, remedial and clean-up costs. Failure to comply with these requirements may expose us to fines, penalties and/or interruptions in our operations, among other sanctions, that could have a material adverse effect on our financial position, results of operations and cash flows. Certain environmental laws may impose strict, joint and several liability for costs required to clean up and restore sites where hazardous substances have been disposed of or otherwise released into the environment, including at current or former properties owned or operated by us, even under circumstances where the hazardous substances were released by prior owners or operators or the activities conducted and from which a release emanated complied with applicable law. Moreover, it is not uncommon for neighboring landowners, community groups, activists and other third parties to file claims for personal injury, property damage and nuisance allegedly caused by noise or the release of hazardous substances into the environment.
In addition, concerns have been raised about the amount of electricity required to secure and maintain digital asset and HPC networks. Further, in addition to the direct power costs of performing these calculations, there are indirect costs that impact a digital asset and HPC network’s total power consumption, including the costs of cooling the machines that perform these calculations and HPC equipment and systems and ancillary energy consumption. Due to these concerns around power consumption, particularly as such concerns relate to public utilities companies, various foreign, local, state, provincial and federal authorities have implemented, or are considering implementing, moratoriums on the provision of electricity to digital asset mining and HPC operations or on digital asset mining or HPC activities, in general.
See “Item 3. Key Information—Risk Factors—Risks Related to Our Business—Any electricity outage, limitation of electricity supply, including as a result of political pressures or regulation, or increase in electricity costs may result in material impacts to our operations and financial performance” and “Item 3. Key Information—Risk Factors— Risks Related to Regulations and Regulatory Frameworks—Bitcoin mining and HPC activities are energy-intensive, which may restrict the geographic locations of miners and operations, in particular, to locations with renewable sources of power. Government regulators may potentially restrict the ability of electricity suppliers to provide electricity to Bitcoin miners or HPC operators, including us, or Bitcoin mining or HPC activities generally.”
Environmental, health and safety laws and regulations are subject to change. The trend in environmental regulation has been to place more restrictions and limitations on activities that may be perceived to impact the environment or climate change, and thus there can be no assurance as to the impact or amount or timing of future expenditures for environmental regulation compliance or remediation. New or revised laws and regulations, including any related to Bitcoin mining or HPC activities, that result in increased compliance costs or additional operating restrictions, or the incurrence of environmental liabilities, could have a material adverse effect on our financial position, results of operations and cash flows.
C.Organizational Structure
Iris Energy Limited (d/b/a IREN) is the parent company of the Group. The Group consists of Iris Energy Limited (d/b/a IREN) and each of the subsidiaries of Iris Energy Limited (d/b/a IREN). See Exhibit 8.1 “List of subsidiaries of the Registrant” of this annual report for a list of our significant subsidiaries.
D.Property, Plants and Equipment
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
Properties
In BC we hold freehold interests in a 10-acre site in Canal Flats and an 11-acre site in Mackenzie. We also hold a 21-acre leasehold site in Prince George (30-year lease, and two 10-year extensions and an option to purchase within the first 10 years from the commencement of the lease). The BC sites include land, data center facilities, electrical substation and ancillary infrastructure. In Childress County, Texas, U.S., we hold freehold interests in approximately 500 acres of land across two properties. At our development site in West Texas, U.S., we hold freehold interests in approximately 490 acres of land. Our freehold interests may have certain encumbrances.
The following table reflects our current properties as of June 30, 2024, that are either operational, under construction or in development, along with their expected respective data center and potential hashrate capacities once operational:

Site	Capacity (MW)	Capacity (EH/s)(1)	Status
Canal Flats (BC, Canada)	30	0.9	Operating
Mackenzie (BC, Canada)	80	2.7	Operating
Prince George (BC, Canada)	50	1.6	Operating
Childress Phase 1 (Texas, USA)	100	4.8	Operating
Total Operating	260	10.0
Fleet Upgrade (Incremental)	n/a	4.0	Miners secured
Childress Phase 2 & 3 (Texas, USA) (2)	250	16.0	Under construction
Total Operating & Construction	510	30
Childress Phase 4 - 6 (Texas, USA) (3)	400		Power available
Development Site (Texas, USA)	1,400		Connection agreement signed
Additional Pipeline	>1,000		Development
Total	>3,000
1)Capacity to be installed comprises Bitmain T21, S21 Pro and S21 XP miners which have been purchased to support the expansion to 30 EH/s. It is expected that some of the S21 Pro miners contracted will be used to incrementally upgrade the existing fleet as shown above.
2)With respect to Phase 2 and Phase 3 expansion plans at the Childress site, as of the date of this annual report the Bitmain T21, S21 Pro and S21 XP miners have been contracted under the Bitmain Agreements.
3)As announced on July 24, 2024, an additional 150MW of power capacity has been contracted at Childress, increasing the site's power capacity from 600MW to 750MW.
See “—Capital Expenditures and Divestitures” for further discussion of expansion plans.
ITEM 4A.    UNRESOLVED STAFF COMMENTS
Not applicable.
ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion should be read together with our consolidated financial statements and the related notes thereto included elsewhere in this annual report. The following discussion is based on our financial information prepared in accordance with the International Financial Reporting Standards, or IFRS, as issued by the IASB, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including U.S. GAAP, as well as “Presentation of Financial and Other Information” and “Item 4. Information on the Company——B. Business Overview.” Some of the information contained in this discussion and analysis or set forth elsewhere in this annual report, including information with respect to our plans and strategy for our business, includes forward-looking statements that reflect plans, estimates and beliefs and involve numerous risks and uncertainties, including but not limited to those described in “Item 3. Key Information—Risk Factors” and “Special Note Regarding Forward-Looking Statements.” Therefore, actual results may differ materially from those contained in any forward-looking statements.
For a comparative discussion and analysis related to the results of operations and changes in financial condition for fiscal year 2023 compared to 2022, refer to Item 5. “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the fiscal year ended June 30, 2023, filed on September 13, 2023, with the SEC and available at www.sec.gov.
Our fiscal year ends on June 30. Accordingly, references herein to "fiscal year 2024", “fiscal year 2023,” and “fiscal year 2022” relate to the years ended June 30, 2024, June 30, 2023 and June 30, 2022, respectively.
A.Operating Results
Overview
We are a leading owner and operator of next-generation data centers powered by 100% renewable energy (whether from clean or renewable energy sources or through the purchase of RECs). Our data centers are purpose-built for power dense computing applications and currently support a combination of ASIC’s for Bitcoin mining and GPUs for HPC solutions (including AI Cloud Services).
Our Bitcoin mining operations generate revenue by mining Bitcoin and earning Bitcoin revenue through a combination of Block rewards and transaction fees from the operation of our Bitcoin miners and exchanging these Bitcoin for fiat currencies such as USD or CAD.
We have been mining Bitcoin since 2019. We typically liquidate all the Bitcoin we mine daily and therefore did not have any Bitcoin held on our balance sheet as of June 30, 2024. To date we have utilized Kraken, a U.S.-based digital asset trading platform, to liquidate the Bitcoin we mine. The mining pools, that we utilize for the purposes of our Bitcoin mining, transfer the Bitcoin that we have mined to Kraken on a daily basis. Such Bitcoin is then exchanged for fiat currency on the Kraken exchange or via its over-the-counter trading desk.
We are also pursuing a strategy to expand and diversify our revenue streams into new markets. Pursuant to that strategy, we are increasing our focus on diversification into HPC solutions, including the provision of AI Cloud Services. We currently have 816 NVIDIA H100 GPUs operating in our data centers that we aim to utilize to provide HPC solutions (including AI Cloud Services) to third party customers.
Our cash and cash equivalents were $404.6 million as of June 30, 2024. Our total revenue was $184.1 million for the year ended June 30, 2024, compared to total revenue of $75.5 million for the year ended June 30, 2023. We generated a loss after income tax expense of $29.0 million and $171.9 million for the years ended June 30, 2024 and 2023, respectively. We generated EBITDA of $19.6 million and $(123.19) million for the years ended June 30, 2024 and 2023, respectively. We generated Adjusted EBITDA of $54.7 million and $1.4 million for the years ended June 30, 2024 and 2023, respectively. EBITDA and Adjusted EBITDA are financial measures not defined by IFRS. For a definition of EBITDA and Adjusted EBITDA, an explanation of our management’s use of these measures and a reconciliation of EBITDA and Adjusted EBITDA to loss after income tax expense, see “Special Note Regarding Non-IFRS Measures.”
We are a vertically integrated business, and both own and operate our computing hardware consisting of Bitcoin mining ASICs and HPC solutions (including AI Cloud Services) GPUs, as well as our electrical infrastructure and data centers. We target development of data centers in regions where there are low-cost, abundant and attractive renewable energy sources. We have ownership of our proprietary data centers and electrical infrastructure, including freehold and long-term leasehold land. This provides us with additional security and operational control over our assets. We believe data center ownership also allows our business to benefit from more sustainable cash flows and operational flexibility in comparison with operators that rely upon third-party hosting services or short-term land leases which may be subject to termination rights, profit sharing arrangements and/or potential changes to contractual terms such as pricing. We assess opportunities to utilize our available data center capacity on an ongoing basis, including via potential third-party hosting and alternative revenue sources. We also focus on grid-connected power access which we believe not only helps facilitate a more reliable, long-term supply of power, but also provides us with the ability to support the energy markets in which we operate (for example, through potential participation in demand response, ancillary services provision and load management in deregulated markets such as Texas).
In January 2020, we acquired our first site in Canal Flats, located in British Columbia, Canada (“BC”), from PodTech Innovation Inc. and certain of its related parties. This site is our first operational site and has been operating since 2019, and, as of June 30, 2024, has approximately 30MW of data center capacity and hashrate capacity of approximately 0.9 EH/s.
In addition, we have constructed data centers at our other BC sites in Mackenzie and Prince George. Our Mackenzie site has been operating since April 2022 and, as of June 30, 2024, has approximately 80MW of data center capacity and hashrate capacity of approximately 2.7 EH/s. Our Prince George site has been operating since September 2022 and, as of June 30, 2024, has approximately 50MW of data center capacity and hashrate capacity of approximately 1.6 EH/s . Our deployments of 816 NVIDIA H100 GPUs are also located at our Prince George site. Furthermore, we have announced a new 1,400MW data center development site located in the renewables-heavy West region of Texas, USA. As of June 30, 2024 we have paid $10.5 million of connection deposits and the connection agreement targets an in-service in late 2026.
Each of our sites in British Columbia are connected to the BC Hydro electricity transmission network and have been 100% powered by renewable energy since commencement of operations (currently approximately 98% sourced from clean or renewable sources, including through hydroelectric facilities and other sources like wind, solar and biomass, as reported by BC Hydro and approximately 2% sourced from the purchase of RECs). Our contracts with BC Hydro have an initial term of one year and, unless terminated at the end of the initial term shall extend until terminated in accordance with the terms of the agreement upon six months' notice.
We have commenced operations at our Childress site (total potential power capacity of 750MW), located in the renewables-heavy Panhandle region of Texas, U.S. Our Childress site has been operating since April 2023 and, as of June 30, 2024, has approximately 100MW of data center capacity and hashrate capacity of approximately 4.8 EH/s (assuming full utilization of existing available data center capacity with Bitmain S19j Pro miners). As of June 30, 2024, we have purchased RECs in respect of 100% of our energy consumption to date at our Childress site.
We are targeting expansion of our data center capacity at Childress to 350MW and have commenced construction for Childress Phase 2 (additional 100MW) and Phase 3 (additional 150MW).
As of June 30, 2024, we had approximately 260MW of data center capacity and hashrate capacity of approximately 10.0 EH/s across our sites in BC (160MW) and Texas (100MW), all of which is installed and operating.
For the fiscal year ended June 30, 2024, 60.0% and 39.9% of the Company’s non-current assets were located in the United States of America and Canada, respectively.
Factors Affecting Our Performance
Market Value of Bitcoin
We primarily derive our revenues from Bitcoin mining. We earn rewards from Bitcoin mining that are paid in Bitcoin. We currently liquidate rewards that we earn from mining Bitcoin in exchange for fiat currencies such as USD or CAD, typically on a daily basis. Because the rewards we earn from mining Bitcoin are paid in Bitcoin, our operating and financial results are tied to fluctuations in the value of Bitcoin. In addition, positive or negative changes in the global hashrate impact mining difficulty and therefore the rewards we earn from mining Bitcoins may as a result materially affect our revenue and margins.
In a declining Bitcoin price environment, the Bitcoin mining protocol may provide a natural downside protection for low-cost Bitcoin miners through an adjustment to the number of Bitcoin mined. For example, when the Bitcoin price falls, the ability for higher cost miners to pay their operating costs may be impacted, which in turn may lead over time to higher cost miners switching off their operations (for example, if their marginal cost of power makes it unprofitable to continue mining, they may exit the network). As a result, in such circumstances the global hashrate may fall, and remaining low-cost miners may benefit from an increased percentage share of the fixed Bitcoin network rewards.
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
While the supply of Bitcoin is capped at 21 million, the price of Bitcoin fluctuates not just because of traditional notions of supply and demand but also because of the dynamic nature of the market for Bitcoin. Having been created in just a little over a decade as of the date of this annual report, the market for Bitcoin is rapidly changing and subject to global regulatory, tax, political, environmental, cybersecurity, and market factors beyond our control. For a discussion of other factors that could lead to material adverse changes in the market value of Bitcoin, which could in turn result in substantial damage to or even the failure of our business, see “Item 3. Key Information—Risk Factors—Risks Related to Our Business.”
Further, the rewards for each Bitcoin mined is subject to “halving” adjustments at predetermined intervals. At the outset, the reward for mining each block was set at 50 Bitcoins and this was cut in half to 25 Bitcoins on November 28, 2012 at block 210,000, cut in half to 12.5 Bitcoins on July 9, 2016 at block 420,000, cut in half to 6.25 Bitcoins on May 11, 2020 at block 630,000, and cut in half again to 3.125 Bitcoins on April 20, 2024 at block 840,000. The next two halving events for Bitcoin are expected to take place in 2028 at block 1,050,000 (when the reward will reduce to 1.5625 Bitcoins), and in 2032 at block 1,260,000 (when the reward will reduce to 0.78125 Bitcoins). As the rewards for each Bitcoin mined reduce, the Bitcoin we earn relative to our hashrate capacity decrease. As a result these adjustments have had, and will continue to have, material effects on our operating and financial results.
Efficiency of Mining Machines
As global mining capacity increases, we will need to correspondingly increase our total hashrate capacity in order to maintain our proportionate share relative to the overall global hashrate —all else being equal—to maintain the same amount of Bitcoin mining revenue. To remain cost competitive compared to other mining sector participants, in addition to targeting cost effective sources of energy and operating efficient data center infrastructure, we may also need to maintain an energy efficient mining fleet.
Our Bitcoin mining operations currently utilize the Bitmain S19j Pro miners, S19 XP miners, T21 miners and S21 miners, with additional miner purchase and/or option agreements for Bitmain S21 Pro, S21 XP and T21 miners.
In certain periods, there may be disruption in global supply chain leading to shortage of advanced mining machines that meet our standard of quality and efficiency. To maintain our competitive edge over the long-term, we strive to maintain strong relationships with suppliers and vendors across the supply chain so that our fleet of miners is competitive. We may also need to upgrade our miners in the future in order to maintain our competitive edge.
Ability to Secure Low-Cost Renewable Power
Bitcoin mining and HPC activities consume extensive energy, including for both the mining and cooling aspects of the operation. In particular, we believe the increasing difficulty of the network, driven by more miners and higher global hashrate, and the periodic halving adjustments of Bitcoin reward rates, as well as the global demand for HPC solutions for various programs, including AI Cloud Services, and the need for reliability and quick uptime speeds in such industry, will drive the increasing importance of power efficiency in Bitcoin mining and HPC activities over the long-term.
Governments and regulators are increasingly focused on the energy and environmental impact of Bitcoin mining and HPC activities. This led, and could lead, to new governmental measures regulating, restricting or prohibiting the use of electricity for Bitcoin mining and HPC activities, or Bitcoin mining or HPC activities generally. See “Item 3. Key Information—Risk Factors—Any electricity outage, limitation of electricity supply, including as a result of political pressure or regulation, or increase in electricity costs may result in material impacts to our operations and financial performance” and “Item 3. Key Information—Risk Factors— Risks Related to Regulations and Regulatory Frameworks—Bitcoin mining and HPC activities are energy-intensive, which may restrict the geographic locations of miners and operations, in particular, to locations with renewable sources of power. Government regulators may potentially restrict the ability of electricity suppliers to provide electricity to Bitcoin miners or HPC operators, including us, or Bitcoin mining or HPC activities generally.” The price we pay for electricity depends on numerous factors including sources of generation, regulatory environment, electricity market structure, commodity prices, instantaneous supply/demand balances, counterparty and procurement method. These factors may be subject to change over time and result in increased power costs. In regulated markets, such as in BC, suppliers of renewable power rely on regulators to approve raises in rates, resulting in fluctuations subject to requests for rate increases and their approval thereof; in deregulated markets, such as in Texas, prices of renewable power will fluctuate with the wholesale market, which is often driven by price fluctuations in commodities such as natural gas.
Competitive Environment
We compete with a variety of miners globally, including individual hobbyists, mining pools and public and private companies, as well as HPC providers including large and well-funded companies. We believe that, even if the price of Bitcoin decreases, the market will continue to draw new miners and increase the scale and sophistication of competition in the Bitcoin mining industry , while the HPC industry continues to draw companies with significant resources to dedicate to growing their HPC business as well as expertise in the industry. Increasing competition generally results in increase to the global hashrate, which in turn would generally lead to a reduction in the percentage share of the fixed Bitcoin network rewards that Bitcoin miners, including the Company, would earn , and may result in larger and more established HPC providers increasing their resource allocation and attention to the industry, which could make our ability to compete, including to attract and maintain customers, more difficult.
Market Events Impacting the Digital Asset Industry
In the past, market events in the digital asset industry have negatively impacted market sentiment towards the broader digital asset industry. There have also been declines from time to time in the value of digital assets generally, including the value of Bitcoin, in connection with these events, which have impacted the Group from a financial and operational perspective. We expect that any such declines that may occur in the future would also impact the business and operations of the Group, and if such declines are significant, they could result in reduced revenue and operating cash flows and increased net operating losses, and could also negatively impact our ability to raise additional financing.
Market Events Impacting Digital Asset Trading Platforms
In the past, market events in the digital asset markets have involved and/or impacted certain digital asset trading platforms. As previously described, the mining pools, that we utilize for the purposes of our Bitcoin mining, currently transfer the Bitcoin we mine to Kraken, a digital asset trading platform, on a daily basis. Such Bitcoin is then exchanged for fiat currency on the Kraken exchange or via its over-the-counter trading desk on a daily basis.
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
In addition, if any such event were to occur with respect to Kraken, Etana Custody or any such other digital asset trading platform or custodian we utilize to liquidate the Bitcoin we mine, we may be required to, or may otherwise determine it is appropriate to, or if for any reason we decide to, switch to an alternative digital asset trading platform and/or custodian, as applicable. We do not currently use any other digital asset trading platforms or custodians to liquidate the Bitcoin we mine. While we expect to continue to utilize Kraken and Etana Custody, there are numerous alternative digital asset trading platforms that operate exchanges and/or over-the-counter trading desks with similar functionality to Kraken, and there are also several alternative funds transfer arrangements for facilitating the transfer of fiat currency proceeds from Kraken either with or without the use of a third-party custodian. We have onboarded Coinbase as an alternative digital asset trading platform to liquidate Bitcoin that we mine, although we have not utilized the Coinbase platform as of June 30, 2024. We may explore opportunities with alternative digital asset trading platforms, over-the-counter trading desks and custodians, and believe we have the ability to switch to Coinbase or alternative digital asset trading platforms and/or funds transfer arrangements to liquidate Bitcoin we mine and transfer the fiat currency proceeds without material expense or delay. As a result, we do not believe our business is substantially dependent on the Kraken digital asset trading platform or Etana Custody third-party custodian services.
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

Ability to expand AI Cloud Services and Secure Customers
Our growth strategies include pursuing a strategy to expand and diversity our revenue streams into new markets. Pursuant to that strategy, we are increasing our focus on diversification into HPC solutions, including the provision of AI Cloud Services. We believe we may be able to leverage our existing infrastructure and expertise to continue to expand our AI Cloud Services offering and target a range of customers across various sectors. Our ability to secure and retain customers on commercially reasonable terms or at all, and specifically our ability to attract and retain customers under contracts that generate recurring revenue, will affect our expansion into AI Cloud Services. Our strategy may not be successful as a result of a number of factors described under “Item 3.D. Risk Factors—Risks Related to Our Business—Our increased focus on HPC solutions (including AI Cloud Services) may not be successful and may result in adverse consequences to our business, results of operations and financial condition.” Our efforts to explore the diversification of our revenue streams may distract management, require significant additional capital, expose us to new competition and market dynamics, and increase our cost of doing business.
Key Indicators of Performance and Financial Condition
Key operating and financial metrics that we use, in addition to our IFRS consolidated financial statements, to assess the performance of our business are set forth below for the year ended June 30, 2024 and 2023 and 2022, include:
EBITDA
EBITDA is not presented in accordance with IFRS, and is defined as profit /(loss) after income tax expense, excluding finance expense, interest income, depreciation and income tax expense, which are important components of our IFRS profit/(loss) after income tax expense. As a capital-intensive business, EBITDA excludes the impact of the cost of depreciation of mining equipment and other fixed assets, which allows us to measure the liquidity of our business on a current basis and we believe provides a useful tool for comparison to our competitors in a similar industry. We believe EBITDA is a useful metric for assessing operating performance before the impact of non-cash and other items. Our presentation of EBITDA should not be construed as an inference that our future results will be unaffected by these items.
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

The following table shows a reconciliation of EBITDA to loss after income tax expense:

	Year Ended June 30,

	2024	2023	2022
	($ thousands)	($ thousands)	($ thousands)
Loss after income tax expense	(28,955)	(171,871)	(419,770)
Add/(deduct) the following:
Finance expense	253	16,363	425,441
Interest income	(5,831)	(924)	(79)
Depreciation	50,650	30,856	7,741
Income tax expense	3,453	2,390	2,724
EBITDA	$19,570	$(123,186)	$16,057

Revenue	188,758	81,904	59,049

Loss after income tax expense margin (1)	(15%)	(210%)	(711%)

EBITDA margin (2)	10%	(150%)	27%
_________________________________________________________
(1)Loss after income tax expense margin is calculated as Loss after income tax expense divided by Revenue.
(2)EBITDA margin is calculated as EBITDA divided by Revenue. Prior to the fiscal year ended June 30, 2024, the Company calculated EBITDA margin as EBITDA divided by Bitcoin mining revenue. The Company has revised the calculation of EBITDA margin to reflect that Revenue now includes revenue generated from HPC Solutions (including AI Cloud Services) as a result of its strategy to expand and diversify its revenue streams. EBITDA margin for prior periods presented in this “Item 5. Operating and Financial Review and Prospects” has been revised to reflect this revised calculation.
Adjusted EBITDA
Adjusted EBITDA is not presented in accordance with IFRS, and is defined as EBITDA as further adjusted to exclude share-based payments expense, foreign exchange gains/losses, impairment of assets, certain other non-recurring income, gain/loss on disposal of property, plant and equipment, gain on disposal of subsidiaries, unrealized fair value gains/losses on financial assets, and certain other expense items. Beginning in the fiscal year ended June 30, 2024, the Company has changed its definition of Adjusted EBITDA to exclude unrealized fair value gains/losses on financial instruments and has further changed its definition to exclude gain on disposal of subsidiaries. These are changes from the presentation of Adjusted EBITDA in prior periods. We believe Adjusted EBITDA is a useful metric because it allows us to monitor the profitability of our business on a current basis and removes expenses which do not impact our ongoing profitability and which can vary significantly in comparison to other companies. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by these items.
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

The following table shows a reconciliation of Adjusted EBITDA to loss after income tax expense:

	Year Ended June 30,

	2024	2023	2022
	($ thousands)	($ thousands)	($ thousands)
Loss after income tax expense	(28,955)	(171,871)	(419,770)
Add/(deduct) the following:
Finance expense	253	16,363	425,441
Interest income	(5,831)	(924)	(79)
Depreciation	50,650	30,856	7,741
Income tax expense	3,453	2,390	2,724
EBITDA	19,570	(123,186)	16,057

Revenue	188,758	81,904	59,049

Loss after income tax expense margin (1)	(15%)	(210%)	(711%)

EBITDA margin (2)	10%	(150%)	27%
Add/(deduct) the following:
Unrealized loss on financial asset	3,448	-	-
Non-cash share based payment expense – founders	11,810	12,186	11,442
Non-cash share-based payment expense – other	11,826	2,170	2,454
Impairment of assets (3)	-	105,172	167
Reversal of impairment of assets (4)	108	-	-
Other non-recurring income (5)	-	(3,137)	(12)
Foreign exchange gain/(loss)	4,747	191	(8,009)
Gain on disposal of subsidiaries (6)	-	(3,258)	-
(Gain)/loss on disposal of property, plant and equipment	(43)	6,628	-
Other expense items (7)	3,476	4,613	4,297
Adjusted EBITDA	54,727	1,379	26,396
Adjusted EBITDA margin (8)	29%	2%	45%
(1)Loss after income tax expense margin is calculated as Loss after income expense divided by Revenue.
(2)EBITDA margin is calculated as EBITDA divided by Revenue. Prior to the fiscal year ended June 30, 2024, the Company calculated EBITDA margin as EBITDA divided by Bitcoin mining revenue. The Company has revised the calculation of EBITDA margin to reflect that Revenue now includes revenue generated from HPC Solutions (including AI Cloud Services) as a result of its strategy to diversify its revenue streams. EBITDA margin for prior periods presented in this“Item 5. Operating and Financial Review and Prospects” has been revised to reflect this revised calculation.
(3)Impairment of assets for the year ended June 30, 2024 and 2023 and 2022 was nil, $105.2 million and $0.2 million, respectively. See “—Components of our Results of Operations—Expenses—Impairment of assets” for further information.
(4)Reversal of impairment of assets for the year ended June 30, 2024 and 2023 and 2022 was $0.1 million, nil and nil respectively. See “—Components of our Results of Operations—Expenses—Reversal of impairment of assets” for further information.
(5)Other non-recurring income includes net gains on the sale of other assets during the year ended June 30, 2023 and 2022, respectively.

(6)Gain on disposal of subsidiary represents a gain recorded on the deconsolidation of two separate wholly-owned, special purpose vehicles of the Company (collectively the “Non-Recourse SPVs") on February 3, 2023.
(7)Other expense items include professional fees incurred in relation to the securities class action, and one-off additional remuneration.

(8)Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by Revenue. Prior to the fiscal year ended June 30, 2024, the Company calculated Adjusted EBITDA margin as Adjusted EBITDA divided by Bitcoin mining revenue. The Company has revised the calculation of Adjusted EBITDA margin to reflect that Revenue now includes revenue generated from HPC solutions (including AI Cloud Services) as a result of its strategy to diversify its revenue streams. Adjusted EBITDA margin for prior periods presented in this “Item 5. Operating and Financial Review and Prospects” has been revised to reflect this revised calculation.

Net electricity costs

Net electricity costs is not presented in accordance with IFRS, and is defined as the sum of electricity charges, realized gain/(loss) on financial asset, ERS revenue, ERS fees and excludes the cost of REC purchases. ERS revenue and ERS fees are included in Other income and Other operating expenses, respectively (as described in more detail in Note 5 and Note 7 of the consolidated financial statements included in this Form 20-F). A key measure of the performance factor of our business is our ability to secure low-cost power, Net electricity costs allows us to measure the all-in-costs of electricity of our business on a current basis and we believe provides a useful tool for comparison to our competitors in a similar industry. We believe Net electricity costs is a useful metric for assessing operating performance including any gain/(loss) on the electricity purchased and subsequently resold, and earnings for our participation in demand response programs.

We believe Net electricity costs has limitations as an analytical tool. This measure should not be considered as alternative to electricity charges, as applicable, determined in accordance with IFRS. It is a supplemental measure of our operating performance only, and as a result you should not consider this measure in isolation from, or as a substitute analysis for, our electricity charges as determined in accordance with IFRS, which we consider to be the most comparable IFRS financial measure. Net electricity costs do not have any standardized meaning prescribed by IFRS and therefore are not necessarily comparable to similarly titled measures used by other companies, limiting their usefulness as a comparative tool.

The following table shows a reconciliation of Net electricity costs to the most comparable IFRS financial measure:

	Year Ended June 30,

	2024	2023	2022
	($ thousands)	($ thousands)	($ thousands)
Electricity charges	(81,605)	(35,753)	(10,978)
Add/(deduct) the following:
Realized gain/(loss) on financial asset	4,121	-	-
ERS revenue (included in Other income)	1,566	-	-
ERS fees (included in Other operating expenses)	(94)	-	-
Net Electricity Costs	(76,012)	(35,753)	(10,978)
Bitcoin mined	4,191	3,259	1,399
Net electricity costs per Bitcoin mined	(18.1)	(11.0)	(7.8)

The net electricity costs per Bitcoin mined increased from $10,971 for the year ended June 30, 2023 to $18,137 for the year ended June 30, 2024 primarily due to an increase in the average global hashrate.

Components of our Results of Operations
Revenue
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

The Company has the right to decide the point in time and duration for which it will provide hash computation services to the mining pools. The contracts are terminable at any time by either party without substantive compensation to the other party for such termination. Upon termination, the mining pool operator (i.e., the customer) is required to pay the Company any amount due related to previously satisfied performance obligations. Therefore, the Company has determined that the duration of the contract is less than 24 hours and that the contract continuously renews throughout the day.

In the mining pools which the Company participated in during the periods, the Company is not directly exposed to the pool’s success in mining blocks. The Company is rewarded in Bitcoin for the hashrate it contributes to these mining pools. The reward for the hashrate contributed by the Company is based on the current network difficulty and global daily revenues from transaction fees, less mining pool fees.

The fair value of the non-cash consideration is determined using the quantity of Bitcoin received multiplied by the spot price of the Bitcoin price at the end of the day at the website of Kraken, the trading platform over which we exchange the Bitcoin we have mined (“Kraken”).

Management considers the prices quoted on Kraken to be a Level 1 input under IFRS 13 Fair Value Measurement. The Group did not hold any Bitcoin on hand as at June 30, 2024 (June 30, 2023: Nil).

AI Cloud Service revenue

The Group generates AI Cloud Service revenue through the provision of HPC solutions (including AI Cloud Services) to customers. Revenue is measured at the fair value of the consideration received or receivable for services, net of discounts and sales taxes.
Other income
Other income in the year ended June 30, 2024 has been earned for our participation in demand response programs at the Group's site in Childress, Texas. Other income in the year ended June 30, 2023 relates to the gain on sale of other assets.

Gain/(loss) on disposal of subsidiaries

Gain on disposal of subsidiaries represents a gain recorded on the deconsolidation of the Non-Recourse SPVs on February 3, 2023.
Expenses
Our expenses are characterized by the nature of the expense, with the main expense categories set out below.
Depreciation
We capitalize the cost of our buildings, plant and equipment and mining hardware. Depreciation expense is recorded on a straight-line basis to nil over the estimated useful life of the underlying assets. Our buildings are currently depreciated over 20 years, mining hardware is depreciated over 2-4 years, HPC hardware is depreciated over 5 years, and plant and equipment is depreciated over 3-10 years depending on the expected life of the underlying asset.

Electricity charges
Electricity charges primarily consists of the cost of electricity to power our data center sites. The price of electricity in BC is subject to a regulated tariff that may be adjusted by the supplier from time to time, resulting in increases or decreases in the cost of electricity we purchase. In Texas, the electricity market is deregulated and operates through a competitive wholesale market. Electricity prices in Texas are subject to many factors, such as, for example, fluctuations in commodity prices including the price of fossil fuels and other energy sources. Electricity at Childress, Texas is sourced from ERCOT, the organization that operates Texas’ electrical grid. We may participate in demand response programs, load curtailment in response to prices, or other programs, as part of our electricity procurement strategies in Texas, including the use of automated systems to reduce our power consumption in response to market signals.

Realized gain/(loss) on financial asset
Realized gain/(loss) on financial asset represents a gain on the electricity purchased and subsequently resold under a power supply agreement at the Group’s Childress site. See Note 24 of the consolidated financial statements included in this Annual Report on Form 20-F for further information.
Employee benefits expense
Employee benefits expense represents salary and other employee costs, including superannuation and other similar payments and associated employee taxes.
Share-based payments expense
Share-based payments expense represents the amortization of share-based compensation arrangements that have been granted to directors, executive offers and management. These arrangements include, loan-funded share arrangements granted to management, options and restricted stock units issued to directors, executive officers and management.
Impairment of assets
Impairment of assets represents impairment expense recorded on mining hardware, mining hardware prepayments, goodwill, development assets and other assets.

Reversal of impairment of assets

Reversal of impairment of assets represent the reversal of an impairment loss recognized on mining hardware, mining hardware prepayments, development assets and other assets in prior periods.
Professional fees
Professional fees represent legal fees, audit fees, broker fees and fees paid to tax, regulatory and other advisers.

Site expenses

Site expenses represent property taxes, repairs and maintenance, equipment rental, security, utilities, REC purchases and other general expenses required to operate the sites.
Other operating expenses

Other operating expenses represent insurance, marketing, office rent, charitable donations, a provision for non-refundable GST and PST on services exported to the Australian parent by certain Canadian subsidiaries, legal costs, and general business expenses required to operate the business.
Gain/loss on disposal of property, plant and equipment
The net gain/loss on disposal of property, plant and equipment includes net gains or losses on disposal of mining hardware and other property, plant and equipment.

Unrealized gain/(loss) on financial asset
Unrealized gain/(loss) on financial asset represents the change in the fair value of the financial asset recorded in relation to electricity purchased for future usage periods. See Note 24 of the consolidated financial statements included in this Annual Report on Form 20-F for further information.
Finance expense

Finance expense consists primarily of interest expense on lease liabilities, mining hardware financing arrangements and amortization of capitalized borrowing costs.
Interest income
Interest income includes interest generated on short-term cash deposits with regulated financial institutions.
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
The following table summarizes our results of operation, disclosed in the consolidated statement of profit or loss and other comprehensive income/(loss) for the years ended June 30, 2024 and 2023 and 2022.

	2024	2023	2022
	($ thousands)	($ thousands)	($ thousands)
Revenue
Bitcoin mining revenue	184,087	75,509	59,037
AI cloud service revenue	3,105	-	-
Other income	1,566	3,137	12
Gain on disposal of subsidiaries	-	3,258	-
Expenses
Depreciation	(50,650)	(30,856)	(7,741)
Electricity charges	(81,605)	(35,753)	(10,978)
Realized gain on financial asset	4,121	-	-
Employee benefits expense	(22,203)	(17,897)	(7,448)
Share-based payments expense	(23,636)	(14,356)	(13,896)
Impairment of assets	-	(105,172)	(167)
Reversal of impairment of assets	108	-	-
Professional fees	(8,079)	(6,271)	(6,807)
Site expenses	(8,657)	(4,544)	(1,821)
Other operating expenses	(21,085)	(14,278)	(9,884)
Gain/(loss) on disposal of property, plant and equipment	43	(6,628)	-
Unrealized loss on financial asset	(3,448)	-	-
Profit/(loss) before interest, foreign exchange gain/(loss) and income tax	(26,333)	(153,851)	307
Finance expense	(253)	(16,363)	(425,441)
Interest income	5,831	924	79
Foreign exchange gain/(loss)	(4,747)	(191)	8,009
Loss before income tax expense	(25,502)	(169,481)	(417,046)
Income tax expense	(3,453)	(2,390)	(2,724)
Loss after income tax expense for the year	(28,955)	(171,871)	(419,770)
Other comprehensive income/(loss)
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation	(338)	(13,641)	(23,553)
Other comprehensive income/(loss) for the year, net of tax	(338)	(13,641)	(23,553)
Total comprehensive loss for the year	(29,293)	(185,512)	(443,323)
Comparison of the years ended June 30, 2024 and 2023
Revenue
Bitcoin mining revenue

Our Bitcoin mining revenue for the years ended June 30, 2024 and 2023, was $184.1 million and $75.5 million, respectively. This revenue was generated from the mining and sale of 4,191 and 3,259 Bitcoins during the years ended June 30, 2024 and 2023, respectively. The $108.6 million increase in revenue comprises a $67.6 million increase attributable to the increase in the average Bitcoin price and $41.0 million increase attributable to the increase in average operating hashrate during the year ended June 30, 2024 as compared to the year ended June 30, 2023, which was partially offset by the increase in the difficulty implied global hashrate during the same period. Average operating hashrate increased to 6.6 EH/s for the year ended June 30, 2024 from 2.7 EH/s for the year ended June 30, 2023.

AI Cloud Service revenue

Our AI Cloud Service revenue for the years ended June 30, 2024 and 2023, was $3.1 million and nil, respectively. AI Cloud Service revenue generated during the year ended June 30, 2024 comprised revenue generated from the provision of HPC solutions (including AI Cloud Services) to customers.
Other income
Our other income for the years ended June 30, 2024 and 2023 was $1.6 million and $3.1 million, respectively. Other income generated during the year ended June 30, 2024 primarily comprised of $1.6 million revenue generated for our participation in an ERCOT demand response program at the Group’s site at Childress. During the year ended June 30, 2023 a net gain of $3.1 million on disposal of other assets was recognized. No such sales occurred during the year ended June 30, 2024
Gain/(loss) on disposal of subsidiaries

Gain/(loss) on disposal of subsidiaries for the years ended June 30, 2024 and 2023 was nil and $3.3 million, respectively. During the year ended June 30, 2023 a net gain of $3.3 million on the deconsolidation of the Non-Recourse SPVs was recognized, which occurred on February 3, 2023. No such sales occurred during the year ended June 30, 2024.
Expenses
Depreciation

Depreciation consist primarily of the depreciation of Bitcoin mining hardware, HPC hardware and data centers. Depreciation expense for the years ended June 30, 2024 and 2023 were $50.7 million and $30.9 million, respectively. This increase was primarily due to the increase in commissioning of assets at Childress and accelerated depreciation for S19j Pro miners scheduled to be sold in FY25. during the year ended June 30, 2024.
Electricity charges
Electricity charges for the years ended June 30, 2024 and 2023 were $81.6 million and $35.8 million, respectively.
This increase was primarily due to the increase in average operating hashrate to 6.6 EH/s for the year ended June 30, 2024 from 2.7 EH/s for the year ended June 30, 2023.

Realized gain on financial asset

Realized gain on financial asset represents a gain on the electricity purchased and subsequently resold under a power supply agreement at the Group’s Childress site. Realized gain recorded on financial asset for the years ended June 30, 2024 and 2023 were $4.1 million and nil respectively. See Note 24 of the consolidated financial statements included in this Annual Report on Form 20-F for further information.
Employee benefits expenses
Employee benefits expenses consist primarily of wages and salaries to employees and contractors, and associated taxes. Employee benefits expenses for the years ended June 30, 2024 and 2023 were $22.2 million and $17.9 million, respectively. The increase reflects a rise in the employee and contractor headcount, which was related to the expansion of business operations.
Share-based payments expense
Share-based payments expense for the years ended June 30, 2024 and 2023 was $23.6 million and $14.4 million, respectively. The increase was primarily due to amortization expenses recorded in relation to incentives issued under our 2022 Long-Term Incentive Plan and 2023 Long-Term Incentive Plan. See “Item 6. Directors, Senior Management and Employees—B. Compensation” and Note 31 of the consolidated financial statements included in this Annual Report on Form 20-F.

Impairment of assets
Impairment of assets for the year ended June 30, 2024 and 2023 was nil and $105.2 million, respectively. In the year ended June 30, 2023, we recorded an impairment of $105.2 million which included an impairment of $90.5 million of mining hardware, $13.0 million related to mining hardware prepayments, $1.1 million related to development assets and $0.6 million related to goodwill.

Reversal of impairment of assets

Reversal of impairment of assets for the years ended June 30, 2024 and 2023 were $0.1 million and nil, respectively. The reversal of impairment of assets for the year ended June 30, 2024 reflects a reversal of $0.1 million on a previously impaired development asset which was partially recovered.
Professional fees

Professional fees primarily consist of fees payable to lawyers, accountants and tax advisers. Professional fees for the years ended June 30, 2024 and 2023 were $8.1 million and $6.3 million, respectively. In the year ended June 30, 2024 $1.0 million related to the audit fees and $4.4 million related to legal fees of which $1.7 million relates to one-off costs in relation to the securities class action litigation.
Site expenses

Site expenses for the year ended June 30, 2024 and 2023 were $8.7 million and $4.5 million, respectively. The increase is primarily due to the commissioning of the Group’s data center at Childress in April 2023.
Gain/(loss) on disposal of property, plant and equipment

The net gain/(loss) on disposal of property, plant and equipment for the year ended June 30, 2024 and 2023 was a $0.0 million gain and (6.6) million loss, respectively. During the year ended June 30, 2023 a net loss of $(6.6) million on disposal of mining hardware and other assets was recognized. No such sales occurred during the year ended June 30, 2024.
Other operating expenses
Other expenses for the years ended June 30, 2024 and 2023 was $21.1 million and $14.3 million, respectively. Other expenses represent insurance, marketing, office rent, charitable donations, a provision for GST on services exported to the Australian parent by certain Canadian subsidiaries, and general business expenses required to operate the business (see Note 7 to our audited financial statements for the year ended June 30, 2024 included in this Annual Report on Form 20-F). The increase primarily related to the expansion of the business operations and ongoing costs as a publicly listed company and includes an increase of $1.3 million in insurance, $1.3 million in sponsorship and marketing, $1.8 million in legal expenses, and $1.0 million and $1.3 million of a provision for non-refundable GST and PST, respectively.
Finance expense

Finance expense for the years ended June 30, 2024 and 2023 was $0.3 million and $16.4 million, respectively. Finance expense for the year ended June 30, 2024 primarily relates to interest on the lease liability. The decrease from the year ended June 30, 2023 primarily related to interest expense on borrowings including late fees and interest charged on third-party loans held by the Non-Recourse SPVs which were deconsolidated during the year ended June 30, 2023 and as such did not recur.
Interest income
Interest income for the years ended June 30, 2024 and 2023 was $5.8 million and $0.9 million, respectively. The increase was primarily related to interest income earned on cash and cash equivalents.
Foreign exchange gains/(loss)
Foreign exchange loss for the years ended June 30, 2024 and 2023 was $4.7 million and $0.2 million, respectively. The increase was primarily relating to foreign exchange movements in the translation of assets and liabilities held in currencies other than the functional currency of the company holding the asset or liability. We use the U.S. dollar as our presentation currency; however, the companies in the Group use the Australian dollar, Canadian dollar, or the U.S. dollar as their functional currencies.

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
Income tax expense

Income tax expense for the years ended June 30, 2024 and 2023 was an expense of $3.5 million and $2.4 million, respectively. The increase was primarily due to deferred tax expense in relation to accelerated tax depreciation utilized on mining hardware.
Loss after income tax expense for the period
The loss after income tax expense for the years ended June 30, 2024 and 2023 was $29.0 million and $171.9 million, respectively. The decreased loss is primarily attributable to the increase in Bitcoin revenue and the decrease in the impairment of assets during the year ended June 30, 2024
B.Liquidity and Capital Resources
On September 23, 2022, we entered into an Ordinary shares purchase agreement (the “Purchase Agreement”) and a registration rights agreement (the “Registration Rights Agreement”) with B. Riley Principal Capital II, LLC (“B. Riley”). Pursuant to the Purchase Agreement, we have the right to sell to B. Riley up to $100.0 million of our Ordinary shares, subject to certain limitations and conditions set forth in the Purchase Agreement, from time to time during the term of the Purchase Agreement ending on September 23, 2024, unless earlier terminated. Sales of our Ordinary shares pursuant to the Purchase Agreement, and the timing of any sales, are solely at our option, and we are under no obligation to sell any securities to B. Riley under the Purchase Agreement. A resale registration statement relating to shares sold to B. Riley under the Purchase Agreement was subsequently declared effective by the SEC on January 26, 2023. As of March 31, 2024, we had sold 24,342,138 Ordinary shares under the Purchase Agreement for aggregate gross proceeds of approximately $93.0 million (net proceeds of $90.2 million). On February 15, 2024, we terminated the Purchase Agreement and the Registration Rights Agreement and on February 16, 2024, we filed a post-effective amendment to our registration statement on Form F-1 related to this offering, which deregistered all remaining shares on such registration statement, terminating the offering.
On September 13, 2023, we entered into the Sales Agreement with the Sales Agents. Pursuant to the Sales Agreement, we may offer and sell our Ordinary shares from time to time through or to the Sales Agents in an amount not to exceed the lesser of the amount registered on an effective registration statement and for which we have filed a prospectus, and the amount authorized from time to time to be issued and sold under the Sales Agreement by the Board or a duly authorized committee thereof. As a result, we may increase the amount of our Ordinary shares that may be sold from time to time pursuant to the Sales Agreement in accordance with the terms of the Sales Agreement. As of June 30, 2024, we had sold a total of 108,063,868 shares under the Sales Agreement for aggregate gross proceeds of $771,437,000 (or $748,294,000, net of commissions). We expect to file one or more additional registration statements relating to the Sales Agreement in the future, including in the near term, in order to allow us to continue to raise additional capital pursuant to the Sales Agreement.
The total number of Ordinary shares outstanding as of July 31, 2024, is 189,346,079.
We continue to monitor funding markets for opportunities to raise additional debt, equity or equity-linked capital to fund further capital or liquidity needs, and growth plans.
Hardware Purchase Contracts
In August 2023, we entered into a purchase agreement with Dell Canada Inc. for 248 NVIDIA H100 GPUs for a total purchase price of approximately $10 million, which have been deployed at our Prince George site. In February 2024, we entered into a further purchase agreement with Dell Canada Inc. for 568 NVIDIA H100 GPUs for a total purchase price of approximately $22 million. In August 2024, we purchased an additional 16-GPU cluster from Insight Direct Inc. with delivery also in August 2024.
In October 2023, we entered into a miner purchase agreement (the “October 2023 Agreement”) with Bitmain Technologies Delaware Limited (“Bitmain”) to acquire 7,002 latest-generation Bitmain S21 miners with a total hashrate of 1.4 EH/s for $19.6 million, of which $2.9 million is deferred until one year after shipment. All Bitmain S21 miners under this purchase contract have been delivered in full. As of June 30, 2024 we have paid $16.7 million relating to this purchase agreement.

In November 2023, we entered into a miner purchase agreement (the “November 2023 Agreement”) with Bitmain to acquire 7,000 new-generation Bitmain T21 miners with a total hashrate of 1.3 EH/s for $18.6 million with an option to increase to 15,380 new-generation Bitmain T21 miners with an additional hashrate of 1.6 EH/s (for an additional $22.3 million) that was exercised in December 2023. All Bitmain T21 miners under this purchase contract have been delivered in full. As of June 30, 2024, we have paid the full $40.9 million relating to this purchase agreement including $18.6 million on the purchase of miners and $22.3 million on the exercised option.
On January 10, 2024, we entered into a miner purchase agreement (the “January 2024 Agreement”) with Bitmain to acquire 5,000 new-generation Bitmain T21 miners with a total hashrate of 1.0 EH/s for $13.3 million and paid a non-refundable deposit of $12.8 million as an initial 10% down payment to acquire up to a further 48,000 Bitmain T21 miners (with a total hashrate of 9.1 EH/s) for $14/TH with the options exercisable on or before September 30, 2024. If the entire option is exercised, the total purchase price for such additional miners will be $128 million. Most of the initial 5,000 new-generation Bitmain T21 shipped in July 2024 and the miner purchase options had shipping dates through the second half of 2024 (to the extent exercised). As of June 30, 2024, we have paid the full $13.3 million relating to the 5,000 Bitmain T21 miner purchase.
In May 2024, we entered into an additional miner purchase agreement (the “May 2024 Agreement”) with Bitmain to acquire approximately 51,480 Bitmain S21 Pro miners (with a total hashrate of 12.0 EH/s) for $18.9/TH. The purchased miners are expected to be shipped in July and August 2024. The total purchase price is $227.7 million payable in installments. The May 2024 Agreement also includes an additional purchase option to procure approximately 51,480 Bitmain S21 Pro miners (with a total hashrate of 12.0 EH/s) for $18.9/TH including a non-refundable deposit of $22.8 million as an initial 10% option down payment. The options can be exercised incrementally over the option period until May 2025. If the entire option is exercised, the total purchase price will be $227.7 million. As of June 30, 2024, we had paid $204.9 million relating to this purchase agreement including $182.1 million on the purchase of the miners and $22.8 million on the exercisable options.
Additionally, in May 2024 we amended the terms of our exercisable options under the January 2024 Agreement. The amended option agreement provides additional flexibility to exercise the options to procure either Bitmain T21 miners, with the total purchase price remaining unchanged, or upgrade to approximately 48,000 S21 Pro miners, at a total purchase price of $212.3 million being $18.90/TH for 11.2 EH/s. The amended option agreement also allows for the exercise options for a combination of both T21 or S21 Pro miners up to an aggregate of approximately 48,000 miners. The amended option agreement requires an additional non-refundable deposit of $8.5 million to be paid within 7 days of signing the amended option agreement. The amended options can be exercised incrementally over the option period until March 2025. If the entire option is exercised, the total purchase price for additional miners will be $212.3 million. As of June 30, 2024, we had paid $79.4 million to exercise options for 17,950 S21 Pro miners, which were shipped in August 2024.
In August 2024, we entered into an additional miner purchase agreement (the “August 2024 Agreement” and, together with the October 2023 Agreement, the November 2023 Agreement, the January 2024 Agreement and the May 2024 Agreement, the “Bitmain Agreements”) with Bitmain to acquire 39,000 Bitmain S21 XP miners (with a total hashrate of 10.5 EH/s) at a price of $21.5/TH. The total purchase price is $226.4 million payable in instalments. The purchased miners are scheduled to be shipped in October and November 2024.
The Bitmain Agreements are not able to be terminated by either party, are non-refundable except due to Bitmain’s delay sending a shipping notification for the miners to us and default interest of 12% is charged on any unpaid amounts under each batch.
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
See “Risk Factors—Risks Related to Our Business—Certain of our limited recourse wholly-owned subsidiaries have defaulted on equipment financing agreements and are subject to bankruptcy proceedings and legal action by the lender, and we may be exposed to claims in connection with such proceedings” for a discussion of the risks associated with the defaults under the equipment financing facilities.
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
For the year ended 30 June 2024, the Group incurred a loss after tax of $29.0 million (2023: $171.9 million) and net operating cash inflows of $52.7 million (2023: $6.0 million). As at 30 June 2024, the Group had net current assets of $401.4 million (2023: net current assets of $65.2 million) and net assets of $1,097.4 million (2023: net assets of $305.4 million).
As further background, the Group owns mining hardware that is designed specifically to mine Bitcoin and its future success will depend in a large part upon the value of Bitcoin, and any sustained decline in its value could adversely affect the business and results of operations. Specifically, the revenues from Bitcoin mining operations are predominantly based upon two factors: (i) the number of Bitcoin rewards that are successfully mined and (ii) the value of Bitcoin. A decline in the market price of Bitcoin, increases in the difficulty of Bitcoin mining, changes in the regulatory environment, and/or adverse changes in other inherent risks may significantly negatively impact the Group’s operations. Due to the volatility of the Bitcoin price and the effects of the other aforementioned factors, there can be no guarantee that future mining operations will be profitable, or the Group will be able to raise capital to meet growth objectives.
The strategy to mitigate these risks and uncertainties is to try to execute a business plan aimed at operational efficiency, revenue growth, improving overall mining profit, managing operating expenses and working capital requirements, maintaining potential capital expenditure optionality, and securing additional financing, as needed, through one or more debt and/or equity capital raisings.
The continuing viability of the Group and its ability to continue as a going concern and meet its debts and commitments as they fall due are therefore significantly dependent upon several factors. These factors have been considered in preparing a cash flow forecast over the next 12 months to consider the going concern of the Group. The key assumptions include:

•A base case scenario assuming recent Bitcoin economics including Bitcoin prices and global hashrate;
•Three operational sites in British Columbia, Canada with installed nameplate capacity of 160MW; 80MW Mackenzie, 50MW Prince George and 30MW Canal Flats;
•A fourth operational site at Childress, Texas with installed nameplate capacity of 100MW as at 31 July 2024 incrementally increasing to 350MW by 31 December 2024; and
•Securing additional financing as required to achieve the Group’s growths objectives.
The key assumptions have been stress tested using a range of Bitcoin price and global hashrate. The Group aims to maintain a degree of flexibility in both operating and capital expenditure cash flow management where it practicably makes sense, including ongoing internal cash flow monitoring and projection analysis performed to identify potential liquidity risks arising and to try to respond accordingly.
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
Off-Balance Sheet Arrangements
During the years ended June 30, 2024, 2023 and 2022, we did not have any material off-balance sheet arrangements.
Historical Cash Flows
The following table sets forth a summary of our historical cash flows for the years ended June 30, 2024, 2023 and 2022 presented. For a comparative discussion and analysis related to the historical cash flows for fiscal year 2023 compared to 2022, refer to “Item 5. Operating Results and Prospects—Liquidity and Capital Resources—Historical Cash Flows” in our Annual Report on Form 20-F for the fiscal year ended June 30, 2023, filed on September 13, 2023, with the SEC and available at www.sec.gov.

	Year Ended June 30,

	2024	2023	2022
	($ thousands)	($ thousands)	($ thousands)
Net cash from/(used) in operating activities	52,716	6,045	21,557
Net cash used in investing activities	(498,466)	(71,467)	(318,115)
Net cash from financing activities	782,129	28,240	372,038
Net cash and cash equivalents increase/(decrease)	336,379	(37,182)	75,480
Cash and cash equivalents at the beginning of the period	68,894	109,970	38,990
Effects of exchange rate changes on cash and cash equivalents	(672)	(3,894)	(4,500)
Net cash and cash equivalents at the end of the period	$404,601	$68,894	$109,970
Operating activities
Net cash from/(used in) operating activities was a net cash inflow of $52.7 million for the year ended June 30, 2024, compared to a net cash inflow of $6.0 million for the year ended June 30, 2023. For the year ended June 30, 2024, there was an increase in the net cash operating inflows due in part to a higher average realized bitcoin price and an increase in operating hashrate.
Investing activities
Net cash used in investing activities was a cash outflow of $498.5 million for the year ended June 30, 2024, compared to a cash outflow of $71.5 million for the year ended June 30, 2023. For the year ended June 30, 2024, the net cash used in investing activities primarily consisted of payments for expansion at the Childress data center, purchase of Bitmain S21 Pro and T21 miners and purchase of NVIDIA H100 GPUs.
Financing activities
Net cash from financing activities was a net cash inflow of $782.1 million for the year ended June 30, 2024, compared to a cash inflow of $28.2 million for the year ended June 30, 2023. For the year ended June 30, 2024, the net cash inflow from financing activities primarily consisted of proceeds relating to both our committed equity facility and at-the-market offering program.

Contractual Obligations
The following table summarizes our contractual obligations as of June 30, 2024, and the years which these obligations are due:

	1 year or less	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total

	($ thousands)
Non-interest bearing
Trade and other payables	24,780	-	-	-	24,780
Lease liability	371	261	516	2,869	4,017
Total	$25,151	$261	$516	$2,869	$28,797
As at June 30, 2024, the Group had commitments of $194.6 million (2023: $7.5 million) which are payable within the year ended June 30, 2025. These commitments include committed capital expenditure on infrastructure related to site development. The increase in total commitments is primarily due to an increase in commitments related to the hardware purchase agreements previously entered into. The commitments set forth above do not reflect commitments related to hardware purchase agreements entered into after June 30, 2024 as described under “—Hardware Purchase Contracts”. above.
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
C.Research and Development, Patents and Licenses, etc.
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
We are also pursuing a strategy to expand and diversify our revenue streams into new markets. Pursuant to that strategy, we are increasing our focus on diversification into HPC solutions, including the provision of AI Cloud Services. We currently have 816 NVIDIA H100 GPUs operating in our data center facilities that are able to provide HPC solutions (including AI Cloud Services) to third party customers.
Design, research and development have not been significant components of our business, however such activities may become more significant in the future.
D.Trend Information
Please refer to our disclosure set forth under “Item 3. Key Information—Risk Factors,” “Item 4. Information on the Company” and elsewhere in this “Item 5. Operating and Financial Review and Prospects” for information regarding the material risks, business developments, strategies, and operations that are most likely to affect our business and results of operations through 2025.

E.Critical Accounting Estimates
Share-based payment transactions
We measure the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by using the Black-Scholes-Merton option-pricing model and Monte-Carlo simulations which take into account the terms and conditions upon which the instruments were granted. Management has exercised its best judgements in determining the key inputs for the valuation models used which includes volatility, grant-date share price, expected term and the risk-free rate. See Note 31 to our audited financial statements for the year ended June 30, 2024 for the key assumptions.
Estimation of useful lives of assets
We determine the estimated useful lives, residual values and related depreciation charges for its property, plant and equipment. The useful lives could change significantly as a result of technical innovations or some other event. The depreciation charge will increase where the useful lives are less than previously estimated lives, or technically obsolete or non-strategic assets that have been abandoned or sold will be written off or written down.
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
Going concern
The assessment of going concern requires management to make judgements based on projections of the operating cash flows generated by the Group, which is subject to a number of key assumptions. The Group has determined there is material uncertainty that may cast significant doubt on the Group’s ability to continue as a going concern but has concluded it is appropriate to prepare the consolidated financial statements on a going concern basis. Refer to the Financial Statements Going Concern section within Note 2 to our audited financial statements for the year ended June 30, 2024 for further information
Provisions
Provisions are recorded for present obligations arising from past events where settlement is expected to result in an outflow of resources. The Group has recorded provisions for sales tax at the best estimate of expenditure required to settle the obligation. Management makes assessments of provisions based on the expectations of probability of outcome and expectations of settlement which is inherently subject to uncertainty.

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
ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.Directors and Senior Management
The following table provides information regarding our executive officers and the Board as of June 30, 2024.

Name	Age	Position
Executive Officers
Daniel Roberts	40	Co-Chief Executive Officer and Director
William Roberts	34	Co-Chief Executive Officer and Director
Cesilia Kim	49	Chief Legal Officer and Company Secretary
David Shaw	57	Chief Operating Officer
Belinda Nucifora	51	Chief Financial Officer

Independent Non-Executive Directors
David Bartholomew	63	Chair
Christopher Guzowski	39	Director
Michael Alfred	43	Director
Sunita Parasuraman	51	Director

Executive Officers
Daniel Roberts is a Co-Founder, Co-Chief Executive Officer and director of Iris Energy Limited (d/b/a IREN). Mr. Roberts has over 20 years’ experience in the finance, infrastructure and renewables industries. Prior to founding Iris Energy Limited (d/b/a IREN), Mr. Roberts was an Executive Director of, and the second largest individual shareholder in, Palisade Investment Partners, an infrastructure funds management business based in Sydney. Prior to Palisade Investment Partners, Mr. Roberts worked at Macquarie Group and PricewaterhouseCoopers in London and Sydney, respectively. Mr. Roberts currently serves on the board of JOLT, a Blackrock-backed electrical vehicle charging business where he is also the second largest individual shareholder. Mr. Roberts has previously served as a board member of various entities involved in airports, ports, gas pipelines, bulk liquid storage businesses, waste treatment facilities and wind and solar farms, including Granville Harbour Wind Farm, Ross River Solar Farm, Northern Territory Airports, Sunshine Coast Airport, ANZ Terminals Pty Ltd and Tasmanian Gas Pipeline. Mr. Roberts holds a Bachelor of Business from University of Technology Sydney and a Master of Finance (Dean’s List) from INSEAD Business School. Mr. Roberts is the brother of William Roberts, who also serves as a Co-Chief Executive Officer of Iris Energy Limited (d/b/a IREN).
William Roberts is a Co-Founder, Co-Chief Executive Officer and director of Iris Energy Limited (d/b/a IREN). Mr. Roberts has over 13 years’ experience in finance, real assets and commodities markets, including debt financing and principal investment across resources mining projects, as well as managing foreign exchange and commodity price risks. Prior to founding Iris Energy Limited (d/b/a IREN), Mr. Roberts worked across accounting and banking, resources, commodities and real assets at Macquarie Group, Westpac and Brookfield Multiplex. At Macquarie Group, he co-founded the newly established Digital Assets team. Mr. Roberts holds a Bachelor of Business (Distinction) from the University of Technology Sydney. Mr. Roberts is the brother of Daniel Roberts, who also serves as a Co-Chief Executive Officer of Iris Energy Limited (d/b/a IREN).

Cesilia Kim has been the Chief Legal Officer and Company Secretary of Iris Energy Limited (d/b/a IREN) since January 2023. Ms. Kim is a senior executive and lawyer with over 20 years’ experience across renewable energy, water, infrastructure, corporate governance and M&A. Ms. Kim has a strong track record in corporate strategy, major project development and approvals, policy, regulatory reform, governance and risk management. Ms. Kim was most recently Snowy Hydro Limited's Group Executive - External Affairs, Procurement and Legal with a broad commercial and multi-disciplinary remit, including procurement, corporate affairs, regulatory strategy and legal. Prior to this, Ms. Kim was in private practice at Allens Linklaters. Ms. Kim holds a Bachelor of Commerce degree and a Bachelor of Laws (Honors) degree from the University of Sydney, Australia, and is a member of the Australian Institute of Company Directors.
David Shaw has been the Chief Operating Officer of Iris Energy Limited (d/b/a IREN) since October 2021. Mr. Shaw is a strategic and operational executive with more than 30 years’ experience working across the energy, utilities and resources sectors in the Asia Pacific and North America. Mr. Shaw has extensive background delivering a portfolio of projects over varied geographies and cultures, and providing safe, reliable operations to process facilities, manufacturing and water treatment plants. He was previously Senior Vice President Operations Asia Pacific East of global engineering firm Wood, delivering multi-million dollar critical services to complex and diverse industries. Mr. Shaw has a degree in Engineering from the University of Melbourne.
Belinda Nucifora has been the Chief Financial Officer of Iris Energy Limited (d/b/a IREN) since May 2022. Ms. Nucifora is a Chartered Accountant and experienced Chief Financial Officer with more than 25 years’ experience in the financial services and alternative asset management industries. She has previously held chief financial officer and senior finance roles in both listed and private companies, including Merrill Lynch, Alinta Energy, Challenger, Travelex, Slater & Gordon and Laser Clinics Australia. She has deep experience in financial and strategic business leadership, including leadership of successful growth companies both organically and through M&A activity. Ms. Nucifora holds a Bachelor of Commerce degree and a Bachelor of Economics degree from the University of Queensland, Brisbane, Australia, and is a Graduate of the Australian Institute of Company Directors.
Independent Non-Executive Directors
David Bartholomew has served as the Chair of the Board of Iris Energy Limited (d/b/a IREN) since September 2021. Mr. Bartholomew currently serves as a non-executive director on the boards of Atlas Arteria - a global owner and operator of toll roads, Endeavour Energy - a NSW electricity distributor, Keolis Downer - provide public transport operation and maintenance services in Australia, and Atmos Renewables (Independent Non-Executive Chair) - an owner and developer of renewable generation assets in Australia and GHD - a global engineering services firm. Mr. Bartholomew is also External Independent Chair of the Executive Price Review Steering Committee of AusNet Services. Mr. Bartholomew’s executive background includes the role of Chief Executive Officer of DUET Group, where he oversaw the ASX listed company’s transition to a fully internalized management and governance structure and in which he was appointed to the boards of DUET’s portfolio companies including United Energy Distribution (Victorian electricity distribution), Multinet Gas (Victorian gas distribution), the Dampier to Bunbury Natural Gas Pipeline, Energy Developments Limited (remote and waste-to-energy electricity generation) and Duquesne Light (Pittsburgh, USA electricity distribution). He has also held executive roles at Hastings Funds Management, Lend Lease, The Boston Consulting Group and BHP Minerals. Mr. Bartholomew has also served on the boards of Vector Limited, Power and Water Corporation (NT), Dussur (Saudi Arabia), The Helmsman Project, Interlink Roads (Sydney’s M5 Motorway), Statewide Roads (Sydney’s M4 Motorway), Epic Energy (gas transmission), Sydney Light Rail, Port of Geelong, various forestry companies and Nextgen Networks (communications cable network), representing investors managed by Hastings Funds Management. Mr. Bartholomew holds a Bachelor of Economics (Honours) degree from Adelaide University and an MBA from The Australian Graduate School of Management.
Christopher Guzowski has served on the Board of Iris Energy Limited (d/b/a IREN) since December 2019. Mr. Guzowski has over 15 years’ international experience in renewable energy project development across Europe and Australia. Mr. Guzowski founded Baltic Wind, developing large scale wind farm projects in Europe from greenfield to operations. He also founded Mithra Energy, developing 10+ solar PV projects in Poland since 2012. Mr. Guzowski was the Project Development Director and commercial development partner of Photon Energy, with a major solar PV pipeline under development in Australia. Mr. Guzowski was the Founding Director of ADCCA - Australian Digital Currency Commerce Association and was a founder of ABA Technology in 2014 (Australian blockchain technology). Mr. Guzowski holds a Bachelor of Business from University of Technology Sydney and an MBA in Energy Management from Vienna University of Economics and Business.
Michael Alfred has served on the Board of Iris Energy Limited (d/b/a IREN) since October 2021. Mr. Alfred is a private investor, advisor, and board member. Previously, he served as the Chief Executive Officer of Digital Assets Data, Inc., a financial technology and data company building enterprise-grade software and data feeds for the digital asset ecosystem, from when he co-founded the company in January 2018 through its sale to New York Digital Investment Group LLC in November 2020. Mr. Alfred has served as an Advisor to the Chief Executive Officer of Amenify, a real estate technology company, since July 2020. From October 2016 to January 2018, Mr. Alfred was a Managing Director and member of the five-person executive committee for Strategic Insight, Inc., a provider of data and software to the global asset management industry, which was acquired by Institutional Shareholder Services (ISS) in 2019. Prior to that, Mr. Alfred served as the Chief Executive Officer of BrightScope, Inc., a financial information company providing 401k analyses and tools for retirement plan participants, sponsors and advisors, from February 2008 until it was acquired by Strategic Insight, Inc. in October 2016. Prior to co-founding BrightScope, Inc., Mr. Alfred served as Co-Founder and Portfolio Manager of Alfred Capital Management, LLC, a registered investment advisor serving high net worth individuals. Mr. Alfred also serves as a principal investor in a variety of industries including technology and consumer products. Mr. Alfred has served on the boards of Crestone Group, LLC, a national artisan bakery, since March 2015 and Eaglebrook Advisors, a tech-driven digital asset management platform for financial advisors and their clients, since September 2019. Mr. Alfred received a Bachelor of Arts degree in History from Stanford University.
Sunita Parasuraman has served on the Board of Iris Energy Limited (d/b/a IREN) since July 2023. During her career as a senior technology executive, Ms. Parasuraman has built and scaled world-class teams at Meta (Facebook), VMware, Genentech, and Apple. Ms. Parasuraman most recently served as the Head of Investments, New Product Experimentation at Meta (Facebook) and, prior to that, served as Facebook’s Global Head of Treasury and Head of Treasury for Facebook’s blockchain initiative (Libra). Ms. Parasuraman currently serves on the board of The Baldwin Group (NASDAQ: BWIN), a leading publicly-traded insurance distribution company, where she is a member of its Audit and Technology & Cyber Risk Committees. She also serves on the board of the IIT Bombay Heritage Foundation, where she is Chair of the Nomination & Governance Committee and member of its Finance Committee. Ms. Parasuraman holds a Bachelor's degree in Engineering from the Indian Institute of Technology (IIT), Bombay, a Master’s degree in Engineering from the University of Pennsylvania and an MBA from the University of California, Berkeley’s Haas School of Business.
B.Compensation
Overview
Our remuneration philosophy is to align director and senior management objectives with shareholder and business objectives by providing a fixed remuneration component and typically offering short-term and long-term incentives based on individual and Group performance and tenure with the Group. The Board believes the remuneration philosophy to be appropriate and effective in its ability to attract and retain the best executives and directors to run and manage the consolidated entity, as well as create goal congruence between directors, executives and shareholders. The Board is responsible for determining the appropriate remuneration package for our executive officers and independent non-executive directors and may be advised by independent executive compensation specialist advice.
Our executive officers in Australia receive a superannuation guarantee contribution required under Australian law and do not receive any other retirement benefits.
Remuneration of Executive Officers
For the fiscal year ended June 30, 2024, the aggregate cash remuneration paid to our executive officers was $7,841,873 comprising $7,767,042 in cash and $74,831 in post-employment superannuation and other similar payments.
Our executive officers receive fixed compensation as well as short-term and long-term incentives. The level of fixed remuneration is set to provide a base level of compensation which we consider both appropriate to the applicable position and competitive in the marketplace. Fixed compensation is comprised of base salary inclusive of superannuation contribution and other similar payments.
From time to time, the Board may approve cash bonuses for our executive officers based on individual performance, company performance or as otherwise determined appropriate. Payments of such bonuses will generally be made in the fiscal year following the year in which they were earned.
We also provide long-term incentives, which are issued as restricted stock units (RSU), to align our executive officers with the creation of shareholder wealth. Details of the RSU grants and historical option grants are provided below.

Remuneration of Independent Non-Executive Directors
For the fiscal year ended June 30, 2024, the aggregate remuneration paid to our independent non-executive directors was $381,891 comprising $370,208 in cash and $11,683 in post-employment superannuation.
We also provide long-term incentives to align our non-executive directors with the creation of shareholder wealth. Details of the RSU grants are provided below.
$75 Exercise Price Options
On September 14, 2021, our shareholders approved a grant of 2,400,000 long-term options each to Daniel Roberts and William Roberts to acquire Ordinary shares at an exercise price of $75 per option (“$75 Exercise Price Options”).
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
Employment Agreements with Executive Officers
The base salaries and start dates are set out below for each current executive officer. None of these employment agreements or director appointments have termination dates. The base salary under the employment agreements may be increased by the Board from time to time. Base salary amounts noted below are paid in local currency and translated at the 30 June year-end rate for disclosure purposes.
Daniel Roberts
Daniel Roberts is a Co-Founder and Co-Chief Executive Officer of Iris Energy Limited (d/b/a IREN) and commenced with the Company on November 6, 2018. Daniel Roberts also serves as an Executive Director. Daniel Roberts is entitled to receive an annual base salary of $984,000 as approved by the Board in June 2024 plus other standard employment benefits given to employees in Australia (such as annual leave, long service leave, personal/carers, compassionate leave plus statutory superannuation contributions).
William Roberts
William Roberts is a Co-Founder and Co-Chief Executive Officer of Iris Energy Limited (d/b/a IREN) and commenced with the Company on November 6, 2018. William Roberts also serves as an Executive Director. William Roberts is entitled to receive an annual base salary of $984,000 as approved by the Board in June 2024 plus other standard employment benefits given to employees in Australia (such as annual leave, long service leave, personal/carers, compassionate leave plus statutory superannuation contributions).
Cesilia Kim
Cesilia Kim has been the Chief Legal Officer of Iris Energy Limited (d/b/a IREN) since January 1, 2023. Cesilia Kim is entitled to receive an annual base salary of $615,000 plus other standard employment benefits given to employees in Australia (such as annual leave, long service leave, personal/carers, compassionate leave plus statutory superannuation contributions). Cesilia Kim is also eligible to participate in Company bonus plans, option plans, share plans or other incentive plans if they are approved by the Board.

David Shaw
David Shaw is Chief Operating Officer of Iris Energy Limited (d/b/a IREN), based in Vancouver. David Shaw commenced with the Company in its head office in Australia on October 11, 2021 and relocated to Canada in January 2022. David Shaw is entitled to receive an annual base salary of $500,000 plus other standard employment benefits given to employees in Canada (such as annual leave, medical benefits plus statutory contributions). David Shaw is also eligible to participate in Company bonus plans, option plans, share plans or other incentive plans if they are approved by the Board.
Belinda Nucifora
Belinda Nucifora has been the Chief Financial Officer of Iris Energy Limited (d/b/a IREN) since May 16, 2022. Belinda Nucifora is entitled to receive an annual base salary of $500,000 plus other standard employment benefits given to employees in Australia (such as annual leave, long service leave, personal/carers, compassionate leave plus statutory superannuation contributions). Belinda Nucifora is also eligible to participate in Company bonus plans, option plans, share plans or other incentive plans if they are approved by the Board.
Summary of Remuneration of Directors and Executive Officers
During the fiscal year ended June 30, 2024, the Compensation Committee engaged an independent executive compensation specialist to assess the appropriateness of executive and independent non-executive director compensation.
Details of the remuneration received by our executive officers for the fiscal year ended June 30, 2024 are set forth below.

	Salary/Fees	Post- employment benefits	Short- term incentive	Additional Remuneration		RSUs(3)	Pre-IPO Options(3)		Total
Executive Officers
Daniel Roberts	$605,849	$17,994	$1,258,500	$990,000	(1)	$3,935,880	-		$6,808,223
William Roberts	$605,849	$17,994	$1,258,500	$990,000	(1)	$3,935,880	-		$6,808,223
Cesilia Kim	$369,491	$17,994	$387,485	-		$259,200	-		$1,034,170
David Shaw	$354,290	$2,855	$354,290	-		$268,802	$43,644	(2)	$1,023,881
Belinda Nucifora	$287,397	$17,994	$305,391	-		$242,977	-		$853,759
(1)Additional remuneration was approved by the Board based on recommendations from an independent executive compensation specialist engaged to assess the appropriateness of executive and independent non-executive director compensation since our IPO. This analysis included a comparison against a peer group of publicly traded companies and concluded that, among other things, our Co-Founder and Co-Chief Executive Officers’ remuneration has been significantly below peer benchmarks and as such, recommended that our Co-Founder and Co-Chief Executive Officer remuneration be aligned to market.
(2)Relates to options granted Pre-IPO in calendar 2021 and the associated amortization for the fiscal year ended June 30, 2024.
(3)Relates to amortization of historical RSU grants made under the 2022 and 2023 Long-Term Incentive Plans. For further detail in relation to share-based payments and key management personnel disclosures (including fair value measurement of outstanding options and RSUs), refer to Notes 31 and 33 to our audited financial statements for the year ended June 30, 2024 included in this Annual Report on Form 20-F.

Details of the remuneration received by our directors for the fiscal year ended June 30, 2024 are set forth below.

	Salary/Fees	Post- employment benefits	Short- term incentive	Additional Remuneration	RSUs(3)	Pre-IPO Options(3)		Total
Directors
Daniel Roberts	-	-	-	-	-	$5,817,225	(1)	$5,817,225
William Roberts	-	-	-	-	-	$5,817,225	(1)	$5,817,225
David Bartholomew	$106,209	$11,683	-	-	$183,079	$309,364	(2)	$610,335
Christopher Guzowski	$69,844	-	-	-	$126,253	$309,364	(2)	$505,461
Michael Alfred	$120,000	-	-	-	$126,253	$86,419	(2)	$332,672
Sunita Parasuraman	$74,155	-	-	-	$110,445	-		$184,600
(1)Relates to the $75 Exercise Price Options granted to Daniel Roberts and Will Roberts in their capacity as directors, and associated amortization for the fiscal year ended June 30, 2024 (the Company’s share price as of June 30, 2024 was $11.29).
(2)Relates to options granted Pre-IPO in calendar 2021 and the associated amortization for the fiscal year ended June 30, 2024.
(3)For further detail in relation to share-based payments and key management personnel disclosures (including fair value measurement of outstanding options and RSUs, refer to Notes 31 and 33 to our audited financial statements for the year ended June 30, 2024 included in this Annual Report on Form 20-F.
Incentive Plans
Employee Share Plan
The Board adopted the Employee Share Plan (the “Share Plan”), which was firstly approved by shareholders on January 24, 2020 and then revised on July 1, 2020 and our shareholders approved the revised Share Plan on November 4, 2020.
Issuance of Shares
The Share Plan provides for the issuance of Ordinary shares to eligible persons selected by the Board to participate in the Share Plan, subject to such individual accepting the Company’s offer to participate in the Share Plan and delivering a duly completed application deed for the purchase of Ordinary shares together with the total purchase price of such shares to the Company (to be funded in whole or in part by a limited recourse loan from the Company to the eligible person). Ordinary shares already issued under the Share Plan on such date will remain subject to the terms and conditions of the Share Plan. No additional grants are expected to be made by the Company under the Share Plan.
Exit Event
On or prior to an exit event, the Board may in its absolute discretion: (1) where there is a reconstruction of the Company as part of an exit event (a) provide for the issuance of new shares in substitution of some or all of the Ordinary shares issued under the Share Plan on a like for like basis, by a new holding entity in which equity securities are issued in exchange for Ordinary shares issued under the Share Plan or any related body corporate of the new holding entity or (b) arrange for some or all of the Ordinary shares issued under the Share Plan to be acquired by the new holding entity or any related body corporate of the new holding entity in exchange for their fair market value on the date of completion of the reconstruction; (2) buy back and cancel some or all of the Ordinary shares issued under the Share Plan in exchange for their fair market value; or (3) take any combination of the above. Under the Share Plan, an exit event is generally defined as: (i) an initial public offering of the Company or one of its subsidiaries or a special purpose vehicle formed for such purpose which directly or indirectly owns at least 50% of the business of the Company and its subsidiaries to the official list of ASX Limited or any other recognized stock exchange, (ii) a sale to a third party purchaser of all or substantially all of the assets and business undertaking of the Company or its subsidiaries or (iii) the sale by shareholders in one transaction or a series of connected transaction to a third party purchaser of all of the issued Ordinary shares.
Plan Administration
The Board, or a duly authorized committee of the Board to which the Board delegates its administrative authority, administers the Share Plan and is referred to as the plan administrator herein. Under the Share Plan, the plan administrator has the sole discretion to, among other things, select the persons to participate in the Share Plan, determine the terms and conditions set out in any application deed, including the number of Ordinary shares to be subject to such deed, the purchase price for such Ordinary shares and the disposal restrictions applying to such Ordinary shares, amend any offer related to any Ordinary share before Ordinary shares are issued and determine appropriate procedures, regulations and guidelines for the administration of the Share Plan.
Plan Amendment
The Board has the authority to amend from time to time the Share Plan, subject to the requirements from time to time of the Corporations Act, and provided that any such amendment does not adversely affect the right of eligible persons in respect of Ordinary shares issued prior to such amendment without the affected participant’s consent, unless such amendment is required by, or necessitated by, law.
Employee Option Plan
The Board adopted the Employee Option Plan on July 28, 2021.
Issuance of Options
The Employee Option Plan provides for the issuance of options to acquire Ordinary shares to eligible persons selected by the Board to participate in the Employee Option Plan, subject to such individual accepting the Company’s offer to participate in the Employee Option Plan and delivering a duly completed application deed to apply for the options to the Company. No additional grants are expected to be made by the Company under the Employee Option Plan.
Exit Event
On or prior to an exit event, the Board may in its absolute discretion: (1) where there is a reconstruction of the Company as part of an exit event (a) provide for the issuance of new options in substitution of some or all of the options issued under the Employee Option Plan by a new holding entity in which equity securities are issued in exchange for options issued under the Employee Option Plan or any related body corporate of the new holding entity or (b) arrange for some or all of the options issued under the Employee Option Plan to be acquired by the new holding entity or any related body corporate of the new holding entity in exchange for their fair market value on the date of completion of the reconstruction; (2) buy back or cancel some or all of the option issued under the Employee Option Plan in exchange for their fair market value; or (3) take the following steps: (a) notify an option holder of the number of options issued under the Employee Option Plan that will vest as a result of the exit event occurring; (b) make appropriate arrangements to ensure that such options and all other outstanding options issued under the Employee Option Plan are able to be exercised on or prior to the exit date; and (c) use reasonable endeavors to ensure that the Ordinary shares issued as a result of the exercise by an option holder of its options issued under the Employee Option Plan at or about the time of an exit event are accorded the same rights and receive the same benefits in relation to the exit event as pre-existing Ordinary shares; or (4) take any combination of the above. Under the Employee Option Plan, an exit event is generally defined as: (i) an initial public offering and/or direct listing of the Company or one of its subsidiaries or a special purpose vehicle formed for such purpose which directly or indirectly owns at least 50% of the business of the Company and its subsidiaries to the official list of the ASX Limited or any other recognized stock exchange, (ii) a sale to a third party purchaser of all or substantially all of the assets and business undertaking of the Company or its subsidiaries or (iii) the sale by shareholders in one transaction or a series of connected transaction to a third party purchaser of all of the issued Ordinary shares.
Plan Administration
The Board, or a duly authorized committee of the Board to which the Board delegates its administrative authority, administers the Employee Option Plan and is referred to as the plan administrator herein. Under the Employee Option, the plan administrator has the sole discretion to, among other things, select the persons to participate in the Employee Option

Plan, determine the terms and conditions set out in any application deed, including the number of options to be issued under the Employee Option Plan subject to such deed, the purchase price for such options and the vesting and disposal restrictions applying to such options, amend any offer related to any option to be issued under the Employee Option Plan before such options are issued and determine appropriate procedures, regulations and guidelines for the administration of the Employee Option Plan.
Plan Amendment
The Board has the authority to amend from time to time the Employee Option Plan, subject to the requirements from time to time of the Corporations Act, and provided that any such amendment does not adversely affect the right of eligible persons or option holders in respect of options issued under the Employee Option Plan prior to such amendment without the affected participant’s consent, unless such amendment is required by, or necessitated by, law.
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
2022 Long-Term Incentive Plan Restricted Stock Units
On July 1, 2022 the Board approved a long-term incentive plan under which participating employees generally have been granted RSUs in two equal tranches after three and four years of continued service, including a portion the vesting of which is also subject to the achievement of specified performance goals over this time period. RSUs issued under this long-term incentive plan are subject to other terms and conditions contained in the plan.
On July 1, 2022 and January 11, 2023 RSUs were granted under this plan to participating employees for FY23. In FY23, 34,853 RSUs were granted under this plan to each independent non-executive director David Bartholomew, Michael Alfred and Chris Guzowski, which subsequently vested following the release of the FY23 results in September 2023. Daniel Roberts and William Roberts (or their nominated shareholders) each received a Co-Founder and Co-Chief Executive Officer grant of 534,853 RSUs that will vest in part in two tranches. 229,223 will vest based on years of continued service. 305,630 RSUs will vest based upon achievement of a “Share Price Test” being that the last reported closing price of the Ordinary shares on the exchange on which the shares are listed is at least equal to the IPO price of $28 per share for any 10 Trading Days out of any 15 consecutive full Trading Days. Daniel Roberts and William Roberts (or their nominated shareholder) also received a Co-Founder and Co-Chief Executive Officer grant of 713,166 RSUs each, which have time-based vesting conditions and will vest in three equal tranches. The first tranche vested on July 1, 2024. The remaining two tranches will vest respectively on July 1, 2025 and July 1, 2026.
RSUs issued under this long-term incentive plan are subject to other terms and conditions contained in the plan.
2023 Long-Term Incentive Plan Restricted Stock Units
On June 28, 2023 the Board approved a new long-term incentive plan under which participating employees and directors have been granted RSUs. For participating employees such RSUs vest over three years of continued service, subject, with respect to a portion of such RSUs, to the achievement of a total shareholder return performance metric measured at the end of the specified three year vesting period. The non-executive directors receive RSUs based solely on time of service, being a 1-year period. RSUs issued under this long-term incentive plan are subject to other terms and conditions contained in the plan.
On July 1, 2023 and January 13, 2024, RSUs were granted under this plan to independent non-executive directors, each Co-Founder and Co-Chief Executive Officer and eligible employees for FY24. Pursuant to the 2023 Long-Term Incentive Plan, the first tranche of RSUs granted for FY24 vest in the first quarter of the fiscal year ended June 30, 2025.
Restricted Share Units issued subsequent to June 30, 2024

On July 1, 2024, RSUs were granted under the 2023 Long-Term Incentive Plan to independent non-executive directors, each Co-Founder and Co-Chief Executive Officer and eligible employees for FY25. The first tranche of RSUs granted for FY25 are expected to vest in September 2025.
53,811 RSUs were granted to independent non-executive directors and 505,200 RSUs were granted to eligible employees.
The RSUs granted to each Co-Founder and Co-Chief Executive Officer (or their nominated shareholder) will vest as follows (subject to the relevant criteria disclosed which is tested at the end of each respective vesting period):

•118,099 RSUs will vest following one year of continued service;
•118,099 RSUs will vest following two years of continued service;
•118,099 RSUs will vest following three years of continued service; and
•984,094 RSUs will vest subject to the achievement of share price milestones across 7 tranches, with the vesting of each tranche based on the relevant Ordinary share price across any 30 trading day average prior to July 1, 2027 being equal to or exceeding:
◦$20 share price for 116,857 RSUs (190% premium to 90-day average closing price of $6.91 on June 28, 2024)
◦$25 share price for 124,359 RSUs (262% premium to 90-day average closing price of $6.91 on June 28, 2024)
◦$30 share price for 131,970 RSUs (334% premium to 90-day average closing price of $6.91 on June 28, 2024)
◦$35 share price for 140,228 RSUs (407% premium to 90-day average closing price of $6.91 on June 28, 2024)
◦$40 share price for 147,466 RSUs (479% premium to 90-day average closing price of $6.91 on June 28, 2024)
◦$45 share price for 156,129 RSUs (551% premium to 90-day average closing price of $6.91 on June 28, 2024)
◦$50 share price for 167,085 RSUs (624% premium to 90-day average closing price of $6.91 on June 28, 2024)

Compensation Recoupment (Clawback) Policy
We maintain a compensation clawback policy, which we adopted in November, 2023 in compliance with Nasdaq listing requirements. In the event that the Company is required to prepare an accounting restatement due to its material noncompliance with any financial reporting requirement under U.S. federal securities law, the policy provides that the Company will recoup compensation from each current or former executive officer who, during the three-year period preceding the date on which an accounting restatement is required, received incentive compensation based on the erroneous financial data that exceeds the amount of incentive-based compensation the executive would have received based on the restatement.

C.Board Practices
Board Composition
On July 18, 2023, the Company announced the appointment of Sunita Parasuraman to the Board.
As of July 31, 2024, the Board consisted of six directors, four of whom are independent non-executive directors. David Bartholomew is the Chair of the Board.
As a foreign private issuer, under the listing requirements and rules of Nasdaq, we are not required to have a majority of independent directors on the Board, except that our audit committee is required to consist fully of independent directors, subject to certain phase-in schedules. The Board has determined that David Bartholomew, Christopher Guzowski, Michael Alfred and Sunita Parasuraman do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of director and that each of these directors is “independent” as that term is defined under Nasdaq rules.
The Board has the power to appoint any person to be a director either to fill a casual vacancy or as an additional director (up to a maximum of 10). The exact number of members on the Board may be modified from time to time by an ordinary resolution of our shareholders in a general meeting, subject to the terms of our Constitution. Our directors are not subject to a term of office and will hold office until their successors have been duly elected and qualified or until the earlier of their respective death, resignation, disqualification, or removal.

Name	Position	Year First Appointed
David Bartholomew	Non-executive Director and Independent Chair	2021
Mike Alfred	Independent non-executive Director	2021
Chris Guzowski	Independent non-executive Director	2019
Sunita Parasuraman	Independent non-executive Director	2023
Daniel Roberts	Director and Co-Founder and Co-Chief Executive Officer	2018
William Roberts	Director and Co-Founder and Co-Chief Executive Officer	2018
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
Board Committees
The Board directs the management of our business and affairs as provided by Australian law and conducts its business through meetings of the Board and the operation of the Audit and Risk Committee and the Compensation Committee. In addition, from time to time, other committees may be established under the direction of the Board when necessary or advisable to address specific issues.
Audit and Risk Committee
The Audit and Risk Committee operates under a charter that was initially approved by the Board on November 13, 2021, and subsequently updated and adopted on February 15, 2023. A copy of this charter is available on our website.
As of June 30, 2024, the Audit and Risk Committee consisted of Sunita Parasuraman (Chair), David Bartholomew, Chris Guzowski and Michael Alfred. The Audit and Risk Committee is responsible for, among its other duties and responsibilities, assisting the Board in overseeing: our accounting and financial reporting processes and other internal control processes, the audits and integrity of our financial statements, our compliance with legal and regulatory requirements, risk management systems, the qualifications, performance and independence of our independent registered public accounting firm.
The Audit and Risk Committee is directly responsible for the appointment, compensation, retention and oversight of our independent registered public accounting firm.
The Board has determined that each member of the Audit and Risk Committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, which is different from the general test for independence of board and committee members.
The Board has determined that all members of the Audit and Risk Committee meet the requirements for financial literacy under the applicable rules of the SEC and the Nasdaq corporate governance rules. The Board has determined that each of David Bartholomew and Sunita Parasuraman is an “audit committee financial expert” as such term is defined under the applicable regulations of the SEC and has the requisite accounting or related financial management expertise and financial sophistication under the applicable rules and regulations of the Nasdaq.
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
Compensation Committee
The Board approved the establishment of the Compensation Committee on April 11, 2024. The Compensation Committee consists of David Bartholomew (Chair), Michael Alfred, Christopher Guzowski and Sunita Parasuraman. The Compensation Committee is responsible for overseeing the responsibilities of the Board relating to compensation of the Company’s directors and members of the executive leadership team.
The Board has determined that each member of the Compensation Committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act.
Board Diversity Matrix

Board Diversity Matrix (As of July 31, 2024)
Country of Principal Executive Offices:	Australia
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	6
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	5	—	—
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	2
LGBTQ+	—
Did Not Disclose Demographic Background	—
D.Employees
We had 144, 100 and 102 employees as of June 30, 2024, 2023 and 2022, respectively. As of June 30, 2024, we employed 56 employees in a corporate head office capacity and 88 employees focused on developing our infrastructure and general operations and corporate support.
The following table describes the number of employees by geographic location as of June 30, 2024, 2023 and 2022:

	As of June 30,
Country	2024	2023	2022
Australia	31	18	21
Canada	81	69	79
USA	32	13	2
Total	144	100	102
E.Share Ownership
The shares and any outstanding beneficial ownership of our directors and officers and/or entities affiliated with these individuals are disclosed in “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.” See “—B. Compensation—Incentive Plans” for information on our share option long-term incentive programs.
F.Disclosure of a Registrant's Action to Recover Erroneously Awarded Compensation
Not applicable.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.Major Shareholders
The following table sets forth information with respect to the beneficial ownership of our Ordinary shares and B Class shares as of July 31, 2024 for:
•each person, or group of affiliated persons, known by us to beneficially own 5% or more of our outstanding Ordinary shares or B Class shares;
•each of member of the Board and each executive officer; and
•the members of the Board and our executive officers as a group.
Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In computing the number of Ordinary shares beneficially owned by a person and the percentage beneficial ownership and voting power of that person, we deemed to be outstanding, all Ordinary shares subject to options or restricted stock units held by that person that are immediately exercisable or that will become exercisable within 60 days of July 31, 2024. We did not deem such shares to be outstanding, however, for the purpose of computing the percentage beneficial ownership or voting power of any other person (except with respect to the percentage beneficial ownership or voting power of all members of the Board and our executive officers as a group).
The percentage of Ordinary shares beneficially owned and voting power is based on 189,346,079 Ordinary shares and 2 B Class shares outstanding as of July 31, 2024.
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

	Ordinary Shares		B Class Shares
Name	Number	Percentage of Ordinary Shares Beneficially Owned	Number	Percentage of B Class Shares Beneficially Owned	Percentage of Total Voting Power (1)(2)
Directors and Executive Officers:
Daniel Roberts (3)	5,509,268	2.9%	1	50.0%	25.9%
William Roberts (4)	5,509,268	2.9%	1	50.0%	25.9%
David Bartholomew (5)	103,941	*	-	-	*
Christopher Guzowski (6)	60,176	*	-	-	*
Michael Alfred (7)	820,284	*	-	-	*
Sunita Parasuraman (8)	18,908	*	-	-	*
Cesilia Kim (8)	28,185	*	-	-	*
David Shaw (9)	25,560	*	-	-	*
Belinda Nucifora (8)	22,214	*	-	-	*
All directors and executive officers as a group	12,097,804	5.8%	2	100.0%	49.4%
Principal Shareholders:
Nil	-	-	-	-	-
___________________________________________
*Indicates less than 1%.
(1)The number of shares included on this table includes those shares owned by the beneficial owner’s spouse, and entity or trust controlled by the beneficial owner, or owned by another person in the owner’s household.
(2)Each member of the Board other than Sunita Parasuraman has been awarded options to purchase Ordinary shares for services on the Board. Shares awarded are issued to the recipient and vest over the term of services. In the event of early termination of services and not serving for the full term for which the shares were awarded, a pro rata portion of the shares are required to be returned to the Company.
(3)Includes 5,509,268 Ordinary shares, including 1,000,000 Ordinary shares assuming the exercise of underlying vested options issued Pre-IPO, and 1 B Class share held by Awassi Capital Holdings 2 Pty Ltd (ACN 629 819 978) (“Awassi Capital 2”) as trustee for The Awassi Capital Trust #2. Mr. Roberts is the sole shareholder of Awassi Capital 2 and manages its investments and has voting power over the Ordinary shares of the Company held by Awassi Capital 2.
(4)Includes 5,509,268 Ordinary shares, including 1,000,000 Ordinary shares assuming the exercise of underlying vested options issued Pre-IPO, and 1 B Class share held by Awassi Capital Holdings 1 Pty Ltd (ACN 629 820 499) (“Awassi Capital 1”) as trustee for The Awassi Capital Trust #1. Mr. Roberts is the sole shareholder of Awassi Capital 1 and manages its investments and has voting power over the Ordinary shares of the Company held by Awassi Capital 1.
(5)Includes 34,853 Ordinary shares held directly by Mr. Bartholomew, 11,448 Ordinary shares acquired by Wetherby Place Investments Trust, an entity associated with Mr. Bartholomew, 14,185 Ordinary shares assuming the exercise of underlying vested options issued pursuant to the Company’s Non-Executive Director Option Plan and 43,455 Restricted Stock Units granted under the Company's 2023 Long-Term Incentive Plan expected to vest in September 2024.

(6)Includes 31,206 Ordinary shares assuming the exercise of underlying vested options issued pursuant to the Company’s Non-Executive Director Option Plan and 28,970 Restricted Stock Units granted under the Company's 2023 Long-Term Incentive Plan expected to vest in September 2024.
(7)Includes 39,853 Ordinary shares held directly by Mr. Alfred, 1,000 Ordinary shares held in an IRA, 401(k) plan or other benefit or retirement plan, 750,461 Ordinary shares acquired by Alpine Fox LP, an entity associated with Mr. Alfred and 28,970 Restricted Stock Units granted under the Company's 2023 Long-Term Incentive Plan expected to vest in September 2024.
(8)Restricted Stock Units granted under the Company's 2023 Long-Term Incentive Plan expected to vest in September 2024.
(9)Includes 50 Ordinary shares held by Mr. Shaw's immediate family and 25,510 Restricted Stock Units granted under the Company's 2023 Long-Term Incentive Plan expected to vest in September 2024.
B.Related Party Transactions
Other than compensation arrangements which are described under “Item 6. Directors, Senior Management and Employees—Remuneration” or as described below, since July 1, 2023 through the date of this annual report, we did not enter into any related transactions with any related parties including: (i) directors and executive officers, or their spouses or close members of any such individual’s family; and (ii) entities that directly or indirectly, through one or more intermediaries, control us, or that hold 10% or more of any class of our voting securities.
Deed of access, insurance and indemnity
We have entered into indemnity agreements with each of our directors and certain of our officers. These agreements provide the directors and officers with contractual rights to indemnification and expense advancement and are governed by the laws of Victoria, Australia.
Related Party Transaction Policy
The Board has adopted a written related party transactions policy. Pursuant to this policy, the Audit and Risk Committee review all material facts of all related party transactions and either approve or disapprove entry into the related party transactions, subject to certain limited exceptions. In determining whether to approve or disapprove entry into a related party transaction, the Audit and Risk Committee take into account, among other factors, the following; (i) whether the related party transaction is on terms no less favorable than terms generally available to an unqualified third-party under the same or similar circumstances and (ii) the extent of the related person’s interest in the transaction. Furthermore, the policy requires that all related party transactions required to be disclosed in our filings with the SEC be so disclosed in accordance with applicable laws, rules and regulations.
D.Interests of Experts and Counsel
Not applicable.
ITEM 8.    FINANCIAL INFORMATION
A.Consolidated Statements and Other Financial Information
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

Dividends and Dividend Policy
Since our incorporation, we have not declared or paid any dividends on our issued share capital. Any determination to pay dividends in the future will be at the discretion of the Board and subject to Australian law. If the Board elects to pay dividends, the form, frequency and amount will depend upon our future operations and earning, capital requirements and surplus, general financial conditions, contractual restrictions and other factors that the Board may deem relevant. B Class shares do not confer on its holders any right to receive dividends.
B.Significant Changes
None.
ITEM 9.    THE OFFER AND LISTING
A.Offering and Listing Details
See “Item 9. The Offer and Listing—C. Markets.”
B.Plan of Distribution
Not applicable.
C.Markets
On November 19, 2021, we completed our IPO. Our Ordinary shares have been listed on the Nasdaq Global Select Market since November 17, 2021 under the symbol “IREN.”
D.Selling Shareholders
Not applicable.
E.Dilution
Not applicable.
F.Expenses of the Issue
Not applicable.
ITEM 10.    ADDITIONAL INFORMATION
A.Share Capital
Not applicable.
B.Memorandum and Articles of Association
The information called for by this item is included in Exhibit 2.1 “Description of Securities registered under Section 12 of the Exchange Act of this annual report. A copy of our Constitution is attached as Exhibit 3.1 to this annual report.
C.Material Contracts
We are not currently, and have not been in the last two years, party to any material contracts, other than (i) contracts entered into in the ordinary course of business and (ii) the January 2024 Agreement (as amended), the May 2024 Agreement and the August 2024 Agreement described under “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Hardware Purchase Contracts.”

D.Exchange controls
Australia has largely abolished exchange controls on investment transactions. The Australian dollar is freely convertible into U.S. dollars. In addition, (other than as specified in "Item 10. Additional Information—E. Taxation" below and certain restrictions imposed under Australian law in relation to dealings with the assets of and transactions with, designated countries, entities and persons specified by the Australian Government Department of Foreign Affairs and Trade from time to time, including, persons connected with terrorism) there are currently no specific rules or limitations regarding the export from Australia of profits, dividends, capital, or similar funds belonging to foreign investors, except that certain payments to non-residents must be reported to the Australian Transaction Reports and Analysis Centre, which monitors such transactions.
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
Under the FIRB Legislation, in general terms, any foreign person (either alone or together with any one or more of its associates) is prohibited from acquiring 20% or more of the voting power (including potential voting power) or issued shares (including rights to, and other prescribed interests in, issued shares) in an Australian entity, whose total issued securities value or total asset value (whichever is higher) exceed A$330 million (or A$1,427 million for investors from free trade agreement countries, including the United States). All acquisitions of direct interests in Australian entities (generally comprising 10% or more of the voting power or issued shares) by foreign government investors, must be notified to the Australian Federal Treasurer in accordance with the FIRB Legislation.
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
E.Taxation
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
This discussion is based on the tax laws of the United States as in effect on the date of this annual report, including the Internal Revenue Code of 1986, as amended (the “Code”), and U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the preceding authorities are subject to change, and any such change could apply retroactively and affect the U.S. federal income tax consequences described below. The statements in this annual report are not binding on the IRS or any court. Thus, the Company can provide no assurance that the U.S. federal income tax consequences discussed below will not be challenged by the IRS or will be sustained by a court if challenged by the IRS. Furthermore, this summary does not address any estate or gift tax consequences, state, local or non-U.S. tax consequences, or other tax consequences other than U.S. federal income tax consequences.
The following discussion does not describe all the tax consequences that may be relevant to any particular investor or to persons in special tax situations such as:
•banks and certain other financial institutions;
•regulated investment companies;
•real estate investment trusts;

•insurance companies;
•broker-dealers;
•traders that elect to mark our Ordinary shares to market for U.S. federal income tax purposes;
•tax-exempt entities;
•persons liable for alternative minimum tax or the Medicare contribution tax on net investment income;
•U.S. expatriates;
•persons holding our Ordinary shares as part of a straddle, hedging, constructive sale, conversion, or integrated transaction;
•persons that actually or constructively own 10% or more of the Company’s stock by vote or value;
•persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States;
•persons who acquired our Ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation; or
•persons holding our Ordinary shares through partnerships or other pass-through entities or arrangements.
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
As used herein, the term “U.S. Holder” means a person eligible for the benefits of the tax treaty between the United States and Australia (the “Treaty”) that is, for U.S. federal income tax purposes, a beneficial owner of our Ordinary shares and is or is treated as:
•an individual who is a citizen or resident of the United States;
•a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia; or
•an estate or trust whose income is subject to U.S. federal income taxation regardless of its source.
The tax treatment of a partner in an entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds our Ordinary shares generally will depend on such partner’s status and the partnership's activities. Accordingly, a U.S. Holder that is a partner in such a partnership should consult its tax adviser.
Treasury regulations that apply to taxable years beginning on or after December 28, 2021 (the “Foreign Tax Credit Regulations”) may in some circumstances prohibit a U.S. person from claiming a foreign tax credit with respect to certain non-U.S. taxes that are not creditable under applicable income tax treaties. However, the IRS released guidance in the form of notices which provide temporary relief from the requirements of these new regulations for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). The rules governing the calculation and timing of foreign tax credits and the deduction of foreign taxes are complex and depend upon a U.S. Holder's particular circumstances. Accordingly, U.S. investors that are not eligible for Treaty benefits should consult their tax advisers regarding the creditability or deductibility of any Australian taxes imposed on dividends on, or dispositions of, the Ordinary shares. This discussion does not apply to investors in this special situation.
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
Based on the current and anticipated composition of our income, assets and operations and the price of our Ordinary shares, we do not expect to be treated as a PFIC for the current taxable year. However, whether we are treated as a PFIC is a factual determination that is made on an annual basis after the close of each taxable year. This determination will depend on, among other things, the ownership and the composition of our income and assets, as well as the relative value of our assets (which may fluctuate with our market capitalization), at the relevant time. In particular, if our cash is not deployed for active purposes, our risk of being a PFIC will increase. Fluctuations in the Company’s market capitalization can also affect our PFIC status because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market capitalization from time to time (which has been, and may continue to be, volatile). In this regard, there is a risk that we may be a PFIC if there is a decline in the market capitalization and the value of our goodwill is determined by reference to our market capitalization. Moreover, the application of the PFIC rules to digital assets and transactions related thereto is subject to uncertainty. Among other things, the IRS has issued limited guidance on the treatment of income from mining digital assets. The IRS or a court may disagree with our determinations, including the manner in which we determine the value of our assets and the percentage of our assets that constitutes passive assets under the PFIC rules. Therefore, there can be no assurance that we will not be classified as a PFIC for the current taxable year or for any future taxable year.
If the Company is considered a PFIC at any time that a U.S. Holder holds our Ordinary shares, any gain recognized by the U.S. Holder on a sale or other disposition of our Ordinary shares, as well as the amount of any “excess distribution” (defined below) received by the U.S. Holder, will be allocated ratably over the U.S. Holder’s holding period for our Ordinary shares. The amounts allocated to the taxable year of the sale or other disposition (or the taxable year of receipt, in the case of an excess distribution) and to any year before the Company became a PFIC will be taxed as ordinary income. The amount allocated to each other taxable year will be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge will be imposed. For the purposes of these rules, an excess distribution is the amount by which any distribution received by a U.S. Holder on our Ordinary shares exceeds 125% of the average of the annual distributions on our Ordinary shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of our Ordinary shares if the Company is considered a PFIC. Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC.
Under a rule commonly referred to as the “once a PFIC always a PFIC” rule, if the Company is considered a PFIC at any time that a U.S. Holder holds our Ordinary shares, the Company will continue to be treated as a PFIC with respect to such investment unless (i) the Company ceases to be a PFIC and (ii) the U.S. Holder made a “deemed sale” election under the PFIC rules. U.S. Holders should consult their tax advisers regarding the advisability of making a “deemed sale” election as it may require them to recognize gain taxed under the general PFIC rules described in this paragraph.
If the Company is a PFIC (or, with respect to a particular U.S. Holder, is treated as a PFIC) for any taxable year in which the Company pays a dividend or for the prior taxable year, the favorable tax rate described below under “—Dividends and Other Distributions on Our Ordinary shares” with respect to dividends paid to certain non-corporate U.S. Holders will not apply.
The Company does not intend to provide information necessary for U.S. Holder to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.
If the Company is a PFIC, a U.S. Holder will also be subject to annual information reporting requirements. U.S. Holders should consult their tax advisers about the potential application of the PFIC rules to an investment in our Ordinary shares.
Dividends and Other Distributions on Our Ordinary Shares
Subject to the PFIC rules discussed above, the gross amount of distributions made by the Company with respect to our Ordinary shares (including the amount of any non-U.S. taxes withheld therefrom) generally will be includible as dividend income in a U.S. Holder’s gross income in the year received, to the extent such distributions are paid out of the Company’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because the Company does not maintain its earnings and profits calculations under U.S. federal income tax principles, a U.S. Holder should expect all cash distributions to be reported as dividends for U.S. federal income tax purposes. Such dividends will not be eligible for the dividends-received deduction allowed to U.S. corporations with respect to dividends received from other U.S. corporations. Dividends received by non-corporate U.S. Holders may be “qualified dividend income,” which is taxed at the lower applicable capital gains rate, provided that (1) the Company is eligible for the Treaty benefits or our Ordinary shares are readily tradable on an established securities market in the United States, (2) the Company is not a PFIC (and is not treated as a PFIC with respect to a U.S. Holder under the “once a PFIC always a PFIC rule” passive foreign investment company (as discussed above) for either the taxable year in which the dividend was paid or the preceding taxable year, (3) the U.S. Holder satisfies specific holding period requirements and (4) the U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. U.S. Holders should consult their tax advisers regarding the availability of the lower rate for dividends paid with respect to our Ordinary shares.
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
Sale or Other Taxable Disposition of Our Ordinary Shares
Subject to the PFIC rules discussed above, upon a sale or other taxable disposition of our Ordinary shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in such Ordinary shares. A U.S. Holder’s initial tax basis in our Ordinary shares generally will equal the cost of such Ordinary shares. Generally, any such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period in our Ordinary shares exceeds one year. Non-corporate U.S. Holders (including individuals) generally will be subject to U.S. federal income tax on long-term capital gain at preferential rates. The deductibility of capital losses is subject to significant limitations.
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
Material Australian Tax Considerations
In this section, we provide a general summary of the material Australian income tax, stamp duty, and goods and services tax considerations generally applicable to the acquisition, ownership, and disposal by the absolute beneficial owners of the Ordinary shares issued by Iris Energy Limited (d/b/a IREN).
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
It does not purport to address all possible tax situations that may be relevant to a decision to purchase, own, or deposit our Ordinary shares. It is included herein solely for preliminary information purposes and is not intended to be, nor should it be construed to be, legal or tax advice. IREN and its officers, employees, taxation or other advisers do not accept any liability or responsibility in respect of any statement concerning taxation consequences or the taxation consequences.
Prospective purchasers of our Ordinary shares should consult their tax advisers on the applicable tax consequences related to the ownership of our Ordinary shares, based on their particular circumstances.
The comments in this section deal only with the Australian taxation implications of the ownership and disposition of Iris Energy Limited (d/b/a IREN)'s Ordinary shares if you hold your Iris Energy Limited (d/b/a IREN) Ordinary shares as investments on a capital account. In addition, this summary does not discuss any non-Australian or state tax considerations, other than stamp duty and goods and services tax.
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
Whether you are qualified person is a complex tax issue which requires analysis based on each shareholder’s individual circumstances. Iris Energy Limited (d/b/a IREN)'s ordinary shareholders should obtain their own tax advice to determine if these requirements have been satisfied.
Capital Gains Tax (“CGT”) Implications
Disposal of shares
For Australian Resident Holders, who hold their Ordinary shares on capital account, the future disposal of Ordinary shares will give rise to a CGT event at the time which the legal and beneficial ownership of the Ordinary shares are disposed of. Australian Resident Holders will derive a capital gain on the disposal of their Ordinary shares in Iris Energy Limited (d/b/a IREN) to the extent that the capital proceeds exceed the cost base of their Ordinary shares.
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
Capital Proceeds
The capital proceeds should generally be equal to any consideration received by the Australian Resident Holder in respect to the disposal of their Iris Energy Limited (d/b/a IREN) Ordinary share/s.
Cost base of Iris Energy Limited (d/b/a IREN) Ordinary shares
The cost base of an Ordinary share should generally be equal to the cost of acquiring the Ordinary share, holding the Ordinary share, plus any incidental costs of acquisition and disposal (for example, brokerage costs and legal fees).
CGT Discount
The CGT discount may apply to Australian Resident Holders that are individuals complying Australian superannuation funds or trusts, who have held, or are taken to have held, their Ordinary shares for at least 12 months (not including the date of acquisition or date of disposal) at the time of the disposal of their Ordinary shares.
The CGT discount is:
•One-half if the Australian Resident Holder is an individual or trustee: meaning generally only 50% of the capital gain will be included in the Australian Resident Holder’s assessable income; and
•One-third if the Australian Resident Holder is a trustee of a complying superannuation entity: meaning generally only two-thirds of the capital gain will be included in the Australian Resident Holder’s assessable income.
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
Taxation of Non-Australian Holders
Taxation of Dividends
Non-Australian Holders who do not have a permanent establishment in Australia should not be subject to Australian income tax but may be subject to Australian dividend withholding tax on their Iris Energy Limited (d/b/a IREN) dividends.
Franked dividends
As outlined above, Australia has a franking system wherein dividends can be franked, and Australian resident shareholders receive a franking credit which effectively represents the Australian corporate tax paid by the underlying company (i.e. Iris Energy Limited (d/b/a IREN)).
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
CFI generally includes amounts received by Iris Energy Limited (d/b/a IREN) that have been derived from a non-Australian source, for example dividends received from foreign subsidiaries which are treated as non-assessable non-exempt income for Australian tax purposes.
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
Under the Double Taxation Convention between Australia and the United States, if a company that is a Non-Australian Holder directly owns a 10% or more interest in an Australian company (i.e. Iris Energy Limited (d/b/a IREN)), the Australian tax withheld on unfranked dividends that are not declared to be CFI paid by us to which a resident of the United States is beneficially entitled is limited to 5%.
Capital Gains Tax (“CGT”) Implications
Disposal of shares
Non-Australian Holders who are treated as the owners of the underlying shares on the basis that they are absolutely entitled to those Ordinary shares will not be subject to Australian capital gains tax on the gain made on a sale or other disposal of Ordinary shares unless:
•they, together with their associates as defined for Australian tax purposes, hold 10% or more of our issued capital, at the time of disposal or for a 12-month period during the two years prior to disposal; and

•more than 50% of our assets held directly or indirectly, determined by reference to market value, consists of Australian real property (which includes land and leasehold interests) or Australian mining, quarrying or prospecting rights at the time of disposal.
Australian capital gains tax applies to net capital gains at a taxpayer’s marginal tax rates. Net capital gains are calculated after reduction for capital losses, which may only be offset against capital gains.
The capital gains tax discount is not available to Non-Australian Holders on gains in respect of Iris Energy Limited (d/b/a IREN) Ordinary shares, where they were non-Australian residents during the entire holding period. Where Non-Australian Holders were Australian tax residents for some of the holding period, the capital gains tax discount percentage is reduced to account for the period of foreign residency during the entire holding period. Companies are not entitled to a capital gains tax discount.
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
Stamp Duty
No Australian stamp duty is payable on the issue, transfer and/or surrender of the Ordinary shares, provided Iris Energy Limited (d/b/a IREN) remains listed on the NASDAQ and its shares are quoted on that exchange and the issue/transfer/surrender or Ordinary shares does not result in a person, whether alone or together with associated/related persons or with otherwise unassociated persons as part of substantially one arrangement, having a 90% or more interest in Iris Energy Limited (d/b/a IREN) (by reference to their entitlement to a distribution of property of Iris Energy Limited (d/b/a IREN) on a winding up or otherwise).
Goods and Services Tax
No Australian GST will be payable on the supply of the Ordinary shares.
Subject to certain requirements, there may be a restriction on the entitlement of Iris Energy Limited (d/b/a IREN) ordinary shareholders to claim an input tax credit for any GST incurred on costs associated with the acquisition or disposal of Iris Energy Limited (d/b/a IREN) Ordinary shares (for example, lawyer’s and accountants’ fees).
THE DISCUSSION ABOVE IS A SUMMARY OF THE AUSTRALIAN TAX CONSEQUENCES OF AN INVESTMENT IN OUR ORDINARY SHARES AND IS BASED UPON LAWS AND RELEVANT INTERPRETATIONS THEREOF IN EFFECT AS OF THE DATE OF THIS ANNUAL REPORT, ALL OF WHICH ARE SUBJECT TO CHANGE, POSSIBLY WITH RETROACTIVE EFFECT. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISER.
F.Dividends and Paying Agents
Not applicable.

G.Statement by Experts
Not applicable.
H.Documents on Display
The Company files reports, including annual reports on Form 20-F, furnishes current reports on Form 6-K and discloses other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. The SEC maintains a website that contains reports and information statements regarding issuers that file electronically with the SEC. Our reports (including this annual report) and information statements and other information about us can be downloaded from the SEC’s website at www.sec.gov or from the investor relations page on our website at https://iren.com. Information on our website is not incorporated by reference into or otherwise part of this annual report.
I.Subsidiary Information
Not applicable.
J.Annual Report to Security Holders
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
A 10% increase or decrease in the market value of Bitcoin over the course of the fiscal year ended June 30, 2024, would have increased or decreased our revenue by $18.4 million for the year and would have had a material effect on our total revenue as at that date. However, given we sell Bitcoin to generate revenue and cover operating expenses, including capital expenditures, during the year, increases or decreases in the market value of Bitcoin would have resulted in increased or decreased total revenue for the year ended June 30, 2024. We are exposed to daily price risk on Bitcoin rewards we generate through contributing computing power to mining pools. Bitcoin rewards are typically liquidated on a daily basis in exchange for the USD or CAD market value thereof and no Bitcoin was held at the reporting period end. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting our Performance⸺Market Value of Bitcoin.”
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
As of June 30, 2024, we had $111.4 million net exposure to the Canadian dollar, primarily in intercompany receivables. A strengthening or weakening of Canadian dollar exchange rate by 10% would increase the profit before tax by $18.1 million or decrease the profit before tax by $18.3 million, respectively.
As of June 30, 2024, we had $385.4 million net exposure to the U.S. dollar, primarily in cash and term deposit. A strengthening or weakening of the U.S. dollar exchange rate by 10% would increase the profit before tax by $45.4 million or decrease the profit before tax by $55.4 million, respectively.

As we continue our business expansion, we expect to face continued exposure to exchange rate risk from the Canadian and U.S. dollar.
Cost of Power Risk
Mining Bitcoin is a highly power-intensive process, with electrical power required both to operate the mining machines and to dissipate the significant amount of heat generated by operating the machines. In the fiscal year ended June 30, 2024, the cost of power represented 44%% of our Bitcoin mining revenue. A 10% increase or decrease in the cost of power over the course of the fiscal year ended June 30, 2024 would have increased or decreased our loss before income tax expense by $8.2 million for the year.
Price Risk
The Company is exposed to daily price risk on Bitcoin rewards it generates through contributing computing power to mining pools. Bitcoin rewards are liquidated on a daily basis and no Bitcoin is held as of June 30, 2024.
Interest Rate Risk
We have limited exposure to interest rate risk, which is the risk that a financial instrument’s value will fluctuate as a result of changes in the market interest rates on variable interest-bearing financial instruments. As of June 30, 2024, we do not use derivatives to mitigate interest rate exposures. Our cash and cash equivalents consist either of balances available on demand or term deposits, which are held with regulated financial institutions. A 1% increase or decrease in interest rates would have increased or decreased our loss before income tax expense by $1.3 million for the year.
Credit Risk
Our exposure to credit risk is primarily related to its potential counterparty credit risk with exchanges, mining pools, regulated financial institutions and brokers. We mitigate credit risk associated with mining pools and exchanges by maintaining relationships with various alternative mining pools and transferring fiat currency to its Australian bank account on a regular basis. Our cash and cash equivalents consists of balances held with regulated, listed financial institutions. We regularly monitor industry developments and concentration risks with each financial institution and primarily hold balances on demand with A-1 rated institutions (based on Standard & Poor’s ratings). We have a number of brokers onboarded that can trade on our ATM Facility and we reconcile trades on a regular basis to mitigate against broker credit risk.
Liquidity Risk
The Company is exposed to liquidity risk and is required to maintain sufficient liquid assets (mainly cash and cash equivalents) and available borrowing facilities to be able to pay contractual obligations as and when they become due and payable. The Company manages liquidity risk by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities. The Company regularly updates cash projections for changes in business and fluctuations in the Bitcoin price. Refer to the Financial Statements Going Concern section within Note 2 to our audited financial statements for the year ended June 30, 2024 for further information in relation to how the Company intends to meet its short-term contractual obligations. See also “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Going Concern.”
ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.

PART II
ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
A.Defaults
No matters to report.
B.Arrears and Delinquencies
No matters to report.
ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
A.Material Modifications to Instruments
Not applicable.
B.Material Modifications to Rights
Not applicable.
C.Withdrawal or Substitution of Assets
Not applicable.
D.Change in Trustees or Paying Agents
Not applicable.
E.Use of Proceeds
Not applicable.
ITEM 15.    CONTROLS AND PROCEDURES
A.Disclosure Controls and Procedures
We have evaluated, with the participation of our Co-Chief Executive Officers and Chief Financial Officer, the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of June 30, 2024. The Company’s disclosure controls and procedures are designed to provide reasonable assurance that the information we are required to disclose in the reports we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (2) accumulated and communicated to our management to allow timely decisions regarding required disclosures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
Based on such evaluation, our Co-Chief Executive Officers and Chief Financial Officer concluded that, as of June 30, 2024, our disclosure controls and procedures were effective.
B.Management’s Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed by, or under the supervision of, our company’s Co-Chief Executive Officers and Chief Financial Officer, and effected by the Board, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS accounting standards and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS accounting standards, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2024. This assessment was performed under the direction and supervision of our Co-Chief Executive Officers and our Chief Financial Officer, and based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
Based on this assessment, our management concluded that as of June 30, 2024, our internal control over financial reporting is effective.
C.Attestation Report of the Registered Public Accounting Firm
This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting pursuant to the rules of the Securities and Exchange Commission for “emerging growth companies” that permit us to provide only management’s report in this report.
D.Changes in Internal Control Over Financial Reporting
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
ITEM 16B.    CODE OF ETHICS
On June 21, 2024, we amended our code of ethics that applies to all of our employees, officers and directors, including our executive officers, and posted the full text of our amended code of ethics on the investor relations section of our website, https://iren.com. We intend to disclose future amendments to our code of ethics, or any waivers of such code, on our website or in public filings. Information on our website is not incorporated by reference into or otherwise part of this annual report.
ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES
On May 19, 2023, Raymond Chabot Grant Thornton LLP (“RCGT”) was appointed as our independent registered public accounting firm upon recommendation by the Audit and Risk Committee to the Board and the approval of the Board. RCGT served as our independent registered public accounting firm for the fiscal years ended June 30, 2024 and 2023.

The following table sets forth the fees billed to us by our independent registered public accounting firms (RCGT) during the fiscal years ended June 30, 2024 and 2023.

	Year Ended June 30,
	2024	2023

	(in $ thousands)
Audit fees	912	795
Audit-related fees	102	116
Tax fees	-	-
All other fees	-	-
Total	1,014	911
Audit Fees
Audit fees are fees billed for professional services rendered by the principal accountant for the audit of the registrant’s annual combined financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.
Audit-Related Fees
Audit-related fees are fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and not reported under the previous category. These services include audit related fees for the issuance of consents and auditor comfort letters related to SEC filings.
Tax Fees
Tax fees are fees billed for professional services for tax due diligence and tax consultations.
All Other Fees
In 2024 and 2023, there were no other fees.
Audit Committee Pre-Approval Policies and Procedures
The Audit and Risk Committee is responsible for pre-approving audit and non-audit services provided to us by our independent registered public accounting firm. All of the non-audit services provided to us by the independent auditors in following the formation of the Audit and Risk Committee were pre-approved by the Audit and Risk Committee.
ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
None.
ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
During the year ended June 30, 2024, no purchases of our equity securities were made by or on behalf of the Company or any affiliated purchaser.
ITEM 16F.    CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
None.
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
•exemption from quorum requirements applicable to meetings of shareholders under Nasdaq rules. In accordance with generally accepted business practice and Australian law, our Constitution provides quorum requirements that are generally applicable to meetings of shareholders under Australian law (see Exhibit 2.1 “Description of Securities registered under Section 12 of the Exchange Act to this annual report for more detail);
•exemption from the Nasdaq corporate governance listing standards applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require Board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq corporate governance listing standards, as permitted by the foreign private issuer exemption; and
•exemption from the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of employee share plans.
We intend to follow our home country, Australia, practices in lieu of the foregoing requirements. Although we currently rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 series and Rule 5220(d), we must comply with Nasdaq’s Notification of Noncompliance requirement (Nasdaq Rule 5625) and the Voting Rights requirement (Nasdaq Rule 5640). Further, we must have an audit committee that satisfies Nasdaq Rule 5605(c)(3), which addresses audit committee responsibilities and authority and requires that the audit committee consist of members who meet the independence requirements of Nasdaq Rule 5605(c)(2)(A)(ii). Though we are exempt from Nasdaq Rule 5605(d)(2) which requires an independent compensation committee, as of April 11, 2024, we have established an independent compensation committee, notwithstanding the available exemption.
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
ITEM 16I.    DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
ITEM 16J.    INSIDER TRADING POLICIES
We have adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities, including by directors and other executive officers, that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and listing standards applicable to us. A copy of our insider trading compliance policy, which was amended on May 15, 2024, is attached as Exhibit 11.1 to this annual report.
ITEM 16K.    CYBERSECURITY
Cybersecurity Risk Management and Strategy
Recognizing the ever-evolving nature of cybersecurity threats, we have established a cybersecurity risk management program designed to safeguard the confidentiality, integrity, and availability of our critical systems and data. This program integrates into our overall enterprise risk management framework and draws guidance from industry standards and best practices, including the National Institute of Standards and Technology Framework.

Key components of our cybersecurity risk management program include:

1Identification and Assessment:
aIdentification and assessment of cybersecurity risks that could impact our operations, facilities, third-party vendors, critical systems, and information.
bUtilizing threat intelligence and historical adversarial activity to inform risk assessments and readiness evaluations.

2Risk Mitigation and Control:
aImplementing administrative, physical, and technical controls designed to protect data and systems, as established in our Information Security and Cybersecurity policy.
bLeveraging external service providers, including assessors, consultants, auditors, and other third parties, to assess, test, monitor, and respond to cybersecurity threats in an attempt to maintain robust security controls.

3Third-Party Oversight:
aEstablishing processes to oversee and identify cybersecurity risks associated with third-party service providers.
bEvaluating third-party vendors for compliance with our cybersecurity standards and requiring them to maintain appropriate security controls to protect our data.

4Incident Response:
aMaintaining a cybersecurity incident response plan that outlines procedures for responding to and managing cybersecurity incidents.
bConducting regular cybersecurity awareness training and policy briefing for all employees, contractors, interns, and any user with access to Company systems to increase the preparedness and awareness of risks and procedures.

5Continuous Improvement:
aRegularly updating and improving our cybersecurity practices and policies based on emerging threats, new technologies, and evolving industry standards.
bConducting ongoing penetration testing and benchmarking against industry practices to enhance our security posture.

Cybersecurity Incidents: In our fiscal year ended June 30, 2024, we did not identify any cybersecurity incidents that have materially affected our business strategy, operations, or financial condition. We continue to monitor and seek to manage these risks proactively to protect the ongoing security and resilience of our organization. A cybersecurity incident could result in (i) an interruption in our services, (ii) the loss of ability to control or operate our equipment, (iii) misappropriation of personal data and (iv) the loss of critical data that could interrupt our operations, any of which could, among other things, adversely impact our reputation and brand and expose us to increased risks of violation of applicable law, governmental and regulatory investigation and enforcement actions, or private litigation or other liability, including potentially significant financial losses.

Cybersecurity Governance
Our cybersecurity governance structure is designed to achieve effective oversight and management of cybersecurity risks across the organization.

Board Oversight:
aThe Board holds ultimate oversight responsibility for our cybersecurity risk management program. It receives regular updates from management on cybersecurity risks, incidents, and the overall effectiveness of the program.
bThe Board’s Audit and Risk Committee is specifically tasked with overseeing cybersecurity and information technology risks, so that risk management strategies align with the company’s overall risk profile.

Management Responsibility:
aDay-to-day responsibility for managing cybersecurity risks lies with our Chief Technology Officer (CTO) who leads a dedicated cybersecurity team. This team includes internal and external security professionals with expertise in cybersecurity management.

Incident Response Team:
aOur Incident Response Team, led by our CTO, coordinates the Company’s response to cybersecurity incidents. This team includes representatives from IT, support, legal, Operations, and other relevant departments.
bThe Incident Response Plan, developed by our cybersecurity team, follows a structured process: Preparation, Detection and Analysis, Containment, Eradication and Recovery, and Post-Incident Activity. This is designed to be a systematic and coordinated approach to managing cybersecurity incidents.

Relevant Expertise:

aOur CTO has over 15 years of experience in cybersecurity management, and has a background in security and information technology solutions.
bMembers of the Cybersecurity team possess a diverse range of expertise, including prior work experience in cybersecurity, and specialized knowledge and skills in cybersecurity.

Information Flow and Reporting:
aManagement regularly informs and updates the Board and the Audit and Risk Committee on cybersecurity risks, incidents, and the effectiveness of risk management strategies.
bManagement provides frequent informal communications to the Board between regularly scheduled meetings to keep the Board apprised of any emerging risks or incidents.

For further details on the cybersecurity risks we face, refer to Part I, Item 3.D. “Risk Factors” of this Annual Report.

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

10.2*
At Market Issuance Sales Agreement, dated as of September 13, 2023, between Iris Energy Limited and B. Riley Securities, Inc., Cantor Fitzgerald & Co. and Compass Point Research & Trading, LLC (incorporated by reference to Exhibit 1.2 to the Company's Registration Statement on Form F-3 (File No. 333-274500) filed with the SEC on September 13, 2023).

10.3*
Joinder Agreement to At Market Issuance Sales Agreement, dated as of March 21, 2024, between Iris Energy Limited and Canaccord Genuity LLC (incorporated by reference to Exhibit 1.3 to the Company’s Registration Statement on Form F-3 (File No. 333-279427) filed with the SEC on May 15, 2024).

10.4*
Joinder Agreement to At Market Issuance Sales Agreement, dated as of March 21, 2024, between Iris Energy Limited and Citigroup Global Markets Inc. (incorporated herein by reference to Exhibit 1.4 to the Company’s Registration Statement on Form F-3 (File No. 333-279427) filed with the SEC on May 15, 2024).

10.5*
Joinder Agreement to At Market Issuance Sales Agreement, dated as of March 21, 2024, between Iris Energy Limited and Macquarie Capital (USA) Inc. (incorporated herein by reference to Exhibit 1.5 to the Company’s Registration Statement on Form F-3 (File No. 333-279427) filed with the SEC on May 15, 2024).

10.6**=	Future Sales and Purchase Agreement (Antminer T21), dated as of January 10, 2024, between Bitmain Technologies Delaware Limited and IE US Hardware 1 Inc.

10.7**=	Supplemental Agreement to: Future Sales and Purchase Agreement (Antminer T21), dated as of May 9, 2024, between Bitmain Technologies Delaware Limited and IE US Hardware 1 Inc,

10.8**=	Future Sales and Purchase Agreement, dated as of May 9, 2024, between Bitmain Technologies Delaware Limited and IE US Hardware 1 Inc.

10.9**=	Future Sales and Purchase Agreement, dated August 16, 2024, between Bitmain Technologies Delaware Limited and IE US Hardware 1 Inc.

11.1**	Insider Trading Compliance Policy.

12.1**	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Co-Chief Executive Officer.

12.2**	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Co-Chief Executive Officer.

12.3**	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer.

13.1**	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Co-Chief Executive Officer.

13.2**	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Co-Chief Executive Officer.

13.3**	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer.

15.1**	Consent of Armanino LLP.

15.2**	Consent of Raymond Chabot Grant Thornton LLP.

97.1**	Restatement Clawback Policy.

101.INS	Inline XBRL Instance Document. (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document).

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the inline XBRL document).
_____________________________________________________
*Incorporated by reference.
**Filed with this Annual Report on Form 20-F.
+Indicates management contract or compensatory plan.
= Certain identified information has been excluded from this exhibit pursuant to the Instructions As to Exhibits of Form 20-F because disclosure would constitute a clearly unwarranted invasion of personal privacy. Redacted information is indicated by [***].

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

IRIS ENERGY LIMITED

August 28, 2024

By:	/s/ Daniel Roberts
	Name:	Daniel Roberts
	Title:	Co-Chief Executive Officer and Director

By:	/s/ William Roberts
	Name:	William Roberts
	Title:	Co-Chief Executive Officer and Director

By:	/s/ Belinda Nucifora
	Name:	Belinda Nucifora
	Title:	Chief Financial Officer

Iris Energy Limited (d/b/a IREN)
Consolidated Financial Statements - 30 June 2024

Iris Energy Limited (d/b/a IREN)
Contents
30 June 2024

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
We identified the accounting for and disclosure of Bitcoin mining revenue as a critical audit matter due to the following factors:
•Significant judgement in the determination of how existing IFRS should be applied in the accounting for and disclosure of Bitcoin mining revenue
•Complexities involved in auditing completeness and occurrence of the revenue recognized
Given these factors, the related audit effort in evaluating management's judgments was extensive and required a high degree of auditor judgment.

How the Critical Audit Matter Was Addressed in the Audit
Our principal audit procedures related to the Group's accounting for and disclosure of Bitcoin mining revenue included the following:
•Evaluated management's rationale for the application of IFRS 15 to account for its Bitcoin awards earned, which included evaluating the provisions of the contract between the Group and the mining pools;
•Evaluated management's disclosures of its Bitcoin mining activity in the consolidated financial statements;
•Independently confirmed key financial and performance data directly with the blockchain network, the cryptocurrency exchange, and the mining pools;
•Tested a sample of Bitcoin awards and the corresponding cash settlement using the third-party exchange data, the blockchain network, and the Group's bank statements; and
•Performed certain substantive analytical procedures to determine completeness and occurrence of digital assets earned by the Group as consideration for services rendered.

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
We identified the valuation (impairment) of non-financial assets other than goodwill as a critical audit matter due to the following factors:
•Estimating the future cash inflows and outflows to be derived from continuing use of the asset and from its ultimate disposal.
•Developing significant assumptions such as future Bitcoin prices, global hash rate, and electricity costs.
•Applying the appropriate discount rate to future cash flows.
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
•With the assistance of our valuation specialists, evaluated the reasonableness of managements forecast methodology, calculations, and certain assumptions, such as the discount rate;
•Inquired with the management team and evaluated the adequacy of management's forecasts by comparing all significant assumptions to historical performance and current industry trends; and
•Performed sensitivity analyses over significant assumptions to evaluate the changes in valuation that would result from changes in the assumptions.

/s/ ArmaninoLLP
Dallas, Texas

September 13, 2022

We served as the Group's auditor from 2021 to 2023.

Report of Independent Registered Public Accounting Firm Board of Directors and Shareholders of Iris Energy Limited
Raymond Chabot Grant Thornton LLP Suite 2000 National Bank Tower 600 De La Gauchetière Street West Montréal, Quebec H3B 4L8 T 514-878-2691
Opinion on the financial statements
We have audited the accompanying consolidated statements of financial position of Iris Energy Limited and subsidiaries (the “Company”) as of June 30, 2024 and 2023, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the two years in the period ended June 30, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Going concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 2 to the financial statements, the Company incurred net loss of $29.6 million during the year ended June 30, 2024 and significant uncertainties exist about the Company’s ability to generate positive free cash flow and raise sufficient capital to fund outstanding purchase commitments. These conditions, along with other matters as set forth in note 2, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
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

Member of Grant Thornton International Ltd	rcgt.com

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
Our audit procedures related to Bitcoin mining revenue included the following, among others:
–We evaluated management’s rationale for the application of IFRS 15 to account for its Bitcoin received, which included evaluating the provisions of the contract between the Company and the mining pools;
–We assessed the adequacy of the Company’s disclosures in the financial statements about Bitcoin mining revenue;
–We tested Bitcoin received directly to the blockchain using our own node and the corresponding cash settlement using the third-party exchange data and the Company’s bank statements; and
–We conducted substantive analytical procedures, with high degree of precision, which include tests of the accuracy and completeness of the underlying data, such as confirmation of certain data with third parties.
We have served as the Company’s auditor since 2023.
Montreal, Canada
August 28, 2024

Iris Energy Limited (d/b/a IREN)
Consolidated statements of profit or loss and other comprehensive income
For the years ended 30 June 2024, 2023 and 2022

		Consolidated
	Note	Year ended 30 June 2024	Year ended 30 June 2023	Year ended 30 June 2022
		US$’000	US$’000	US$’000
Revenue
Bitcoin mining revenue		184,087	75,509	59,037
AI cloud service revenue		3,105	-	-
Other income	5	1,566	3,137	12
Gain on disposal of subsidiaries		-	3,258	-

Expenses
Depreciation	6	(50,650)	(30,856)	(7,741)
Electricity charges		(81,605)	(35,753)	(10,978)
Realized gain on financial asset	24	4,121	-	-
Employee benefits expense		(22,203)	(17,897)	(7,448)
Share-based payments expense	31	(23,636)	(14,356)	(13,896)
Impairment of assets	16	-	(105,172)	(167)
Reversal of impairment of assets	14	108	-	-
Professional fees		(8,079)	(6,271)	(6,807)
Site expenses		(8,657)	(4,544)	(1,821)
Other operating expenses	7	(21,085)	(14,278)	(9,884)
Gain/(loss) on disposal of property, plant and equipment		43	(6,628)	-
Unrealized loss on financial asset	24	(3,448)	-	-
Operating profit/(loss)		(26,333)	(153,851)	307

Finance expense	8	(253)	(16,363)	(425,441)
Interest income		5,831	924	79
Foreign exchange gain/(loss)		(4,747)	(191)	8,009
Loss before income tax expense		(25,502)	(169,481)	(417,046)

Income tax expense	9	(3,453)	(2,390)	(2,724)
Loss after income tax expense for the year		(28,955)	(171,871)	(419,770)

Other comprehensive income/(loss)

Items that may be reclassified subsequently to profit or loss
Foreign currency translation		(338)	(13,641)	(23,553)

Other comprehensive income/(loss) for the year, net of tax		(338)	(13,641)	(23,553)

Total comprehensive loss for the year		(29,293)	(185,512)	(443,323)

		US$	US$	US$
Basic earnings per share	23	(0.29)	(3.14)	(10.25)
Diluted earnings per share	23	(0.29)	(3.14)	(10.25)
The above consolidated statements of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

Iris Energy Limited (d/b/a IREN)
Consolidated statements of financial position
As at 30 June 2024 and 2023

		Consolidated
	Note	30 June 2024	30 June 2023
		US$’000	US$’000
Assets
Current assets
Cash and cash equivalents	10	404,601	68,894
Other receivables	11	29,367	6,543
Financial assets at fair value through profit or loss	24	6,530	-
Prepayments and other assets	13	11,888	13,793
Total current assets		452,386	89,230

Non-current assets
Property, plant and equipment	14	441,371	241,102
Right-of-use assets	15	1,549	1,374
Deferred tax assets	9	-	8
Computer hardware prepayments	12	239,841	68
Prepayments and other assets	13	17,459	-
Other assets		427	292
Total non-current assets		700,647	242,844

Total assets		1,153,033	332,074

Liabilities
Current liabilities
Lease liabilities	17	214	192
Income tax		1,389	32
Employee benefits		1,342	961
Trade and other payables	19	32,119	16,644
Deferred revenue	20	2,558	-
Provisions	18	13,375	6,172
Total current liabilities		50,997	24,001

Non-current liabilities
Lease liabilities	17	1,441	1,256
Deferred tax liabilities	9	3,125	1,365
Employee benefits		119	91
Total non-current liabilities		4,685	2,712

Total liabilities		55,682	26,713

Equity
Issued capital	21	1,764,289	965,857
Foreign currency translation reserve		(34,993)	(34,655)
Share-based payments reserve		51,286	28,435
Accumulated losses		(683,231)	(654,276)

Total equity		1,097,351	305,361
Total liabilities and equity		1,153,033	332,074
The above consolidated statements of financial position should be read in conjunction with the accompanying notes

Iris Energy Limited (d/b/a IREN)
Consolidated statements of changes in equity
For the years ended 30 June 2024, 2023 and 2022

	Issued capital	Foreign currency translation reserve	Share-based payments reserve	Accumulated losses	Total equity (deficit)
	US$’000	US$’000	US$’000	US$’000	US$’000

Balance at 1 July 2021	10,338	2,539	304	(62,635)	(49,454)

Loss after income tax expense for the year	-	-	-	(419,770)	(419,770)
Other comprehensive loss for the year, net of tax	-	(23,553)	-	-	(23,553)

Total comprehensive loss for the year	-	(23,553)	-	(419,770)	(443,323)

Transactions with owners in their capacity as owners:
Share-based payments	-	-	13,896	-	13,896
Issue of ordinary shares	220,683	-	-	-	220,683
Conversion of hybrid financial instruments	695,383	-	-	-	695,383
Share-based payments, prepaid in advance	177	-	-	-	177

Balance at 30 June 2022	926,581	(21,014)	14,200	(482,405)	437,362

	Issued capital	Foreign currency translation reserve	Share-based payments reserve	Accumulated losses	Total equity
	US$’000	US$’000	US$’000	US$’000	US$’000

Balance at 1 July 2022	926,581	(21,014)	14,200	(482,405)	437,362

Loss after income tax expense for the year	-	-	-	(171,871)	(171,871)
Other comprehensive loss for the year, net of tax	-	(13,641)	-	-	(13,641)

Total comprehensive loss for the year	-	(13,641)	-	(171,871)	(185,512)

Transactions with owners in their capacity as owners:
Share-based payments (note 31)	515	-	14,235	-	14,750
Share issuances (note 21)	41,581	-	-	-	41,581
Capital raise costs (note 21)	(2,820)	-	-	-	(2,820)

Balance at 30 June 2023	965,857	(34,655)	28,435	(654,276)	305,361

	Issued capital	Foreign currency translation reserve	Share-based payments reserve	Accumulated losses	Total equity
	US$’000	US$’000	US$’000	US$’000	US$’000

Balance at 1 July 2023	965,857	(34,655)	28,435	(654,276)	305,361

Loss after income tax expense for the year	-	-	-	(28,955)	(28,955)
Other comprehensive loss for the year, net of tax		(338)	-		(338)

Total comprehensive loss for the year	-	(338)	-	(28,955)	(29,293)

Transactions with owners in their capacity as owners:
Share-based payments (note 31)	1,716	-	22,851	-	24,567
Share issuances (note 21)	822,855	-	-	-	822,855
Capital raise costs (note 21)	(26,139)	-	-	-	(26,139)

Balance at 30 June 2024	1,764,289	(34,993)	51,286	(683,231)	1,097,351
The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes

Iris Energy Limited (d/b/a IREN)
Consolidated statements of cash flows
For the years ended 30 June 2024, 2023 and 2022

		Consolidated
	Note	Year ended 30 June 2024	Year ended 30 June 2023	Year ended 30 June 2022
		US$’000	US$’000	US$’000
Cash flows from operating activities
Receipts from Bitcoin mining revenue		183,586	78,423	59,037
Receipts from AI cloud services revenue		3,432	-	-
Receipts from other income		438	3,104	-
Payments for electricity, suppliers and employees		(139,535)	(72,183)	(32,231)
Interest received		5,008	803	4
Interest paid		(213)	(4,102)	(5,253)
Net cash from operating activities	28	52,716	6,045	21,557

Cash flows from investing activities
Payments for property, plant and equipment net of mining hardware prepayments	14	(141,855)	(116,064)	(83,654)
Payments for mining hardware prepayments		(338,054)	-	(210,593)
Payments for prepayments and other assets		(18,600)	(7,363)	(22,038)
Repayments/(advancement) of loan proceeds		-	2,291	(1,870)
Deconsolidation of Non-Recourse SPVs		-	(1,214)	-
Proceeds from disposal of property, plant and equipment	14	43	32,488	40
Proceeds from release of deposits		-	18,395	-
Net cash used in investing activities		(498,466)	(71,467)	(318,115)

Cash flows from financing activities
Proceeds from hybrid financial instruments	21	-	-	107,845
Capital raise costs	21	(946)	(1,012)	(4,212)
Proceeds from mining hardware finance		-	-	65,200
Repayment of borrowings		-	(9,432)	(12,120)
Proceeds from Initial Public Offering (net of underwriting fees)	21	-	-	215,331
Proceeds from loan funded shares	21	503	-	-
Payment of borrowing transaction costs		-	(250)	-
Share issuances		783,069	39,252	-
Repayment of lease liabilities		(497)	(318)	(6)
Net cash from financing activities		782,129	28,240	372,038

Net increase/(decrease) in cash and cash equivalents		336,379	(37,182)	75,480
Cash and cash equivalents at the beginning of the financial year		68,894	109,970	38,990
Effects of exchange rate changes on cash and cash equivalents		(672)	(3,894)	(4,500)
Cash and cash equivalents at the end of the financial year	10	404,601	68,894	109,970
The above consolidated statements of cash flows should be read in conjunction with the accompanying notes

Iris Energy Limited (d/b/a IREN)
Notes to the consolidated financial statements
30 June 2024

Note 1. General information
The consolidated financial statements cover Iris Energy Limited (d/b/a IREN) as a Group consisting of Iris Energy Limited d/b/a IREN ("Company" or "Parent Entity") and the entities it controlled at the end of, or during, the year (collectively the "Group").
The Company’s shares trade on the NASDAQ under the ticker symbol “IREN”.
Iris Energy Limited (d/b/a IREN) is incorporated and domiciled in Australia. Its registered office and principal place of business are:

Registered office	Principal place of business

c/o Pitcher Partners	Level 12, 44 Market Street
Level 13, 664 Collins Street	Sydney NSW 2000
Docklands VIC 3008	Australia
Australia
The Group is a leading next-generation data center business powering the future of Bitcoin, AI and beyond.
The consolidated financial statements were authorized and approved for issue, in accordance with a resolution of Directors, on 28 August 2024. The Directors have the power to amend and reissue the consolidated financial statements.
Note 2. Material accounting policies
The material accounting policies adopted in the preparation of the consolidated financial statements are set out below.
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
For the year ended 30 June 2024, the Group incurred a loss after tax of $28,955,000 (2023: $171,871,000) and net operating cash inflows of $52,716,000 (2023: $6,045,000). As at 30 June 2024, the Group had net current assets of $401,389,000 (2023: net current assets of $65,229,000) and net assets of $1,097,351,000 (2023: net assets of $305,361,000).
As further background, the Group owns mining hardware that is designed specifically to mine Bitcoin and its future success will depend in a large part upon the value of Bitcoin, and any sustained decline in its value could adversely affect the business and results of operations. Specifically, the revenues from Bitcoin mining operations are predominantly based upon two factors: (i) the number of Bitcoin rewards that are successfully mined and (ii) the value of Bitcoin. A decline in the market price of Bitcoin, increases in the difficulty of Bitcoin mining, changes in the regulatory environment, and/or adverse changes in other inherent risks may significantly negatively impact the Group’s operations. Due to the volatility of the Bitcoin price and the effects of the other aforementioned factors, there can be no guarantee that future mining operations will be profitable, or the Group will be able to raise capital to meet growth objectives.

The strategy to mitigate these risks and uncertainties is to try to execute a business plan aimed at operational efficiency, revenue growth, improving overall mining profit, managing operating expenses and working capital requirements,

Iris Energy Limited (d/b/a IREN)
Notes to the consolidated financial statements
30 June 2024
Note 2. Material accounting policies (continued)
maintaining potential capital expenditure optionality, and securing additional financing, as needed, through one or more debt and/or equity capital raisings.
The continuing viability of the Group and its ability to continue as a going concern and meet its debts and commitments as they fall due are therefore significantly dependent upon several factors. These factors have been considered in preparing a cash flow forecast over the next 12 months to consider the going concern of the Group. The key assumptions include:
•A base case scenario assuming recent Bitcoin economics including Bitcoin prices and global hashrate;
•Three operational sites in British Columbia, Canada with installed nameplate capacity of 160MW; 80MW Mackenzie, 50MW Prince George and 30MW Canal Flats;
•A fourth operational site at Childress, Texas with installed nameplate capacity of 100MW as at 31 July 2024 incrementally increasing to 350 MW by 31 December 2024;
•Securing additional financing as required to achieve the Group’s growths objectives.
The key assumptions have been stress tested using a range of Bitcoin price and global hashrate. The Group aims to maintain a degree of flexibility in both operating and capital expenditure cash flow management where it practicably makes sense, including ongoing internal cash flow monitoring and projection analysis performed to identify potential liquidity risks arising and to try to respond accordingly.

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
Basis of preparation
These consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards ("IFRS Accounting Standards") as issued by the International Accounting Standards Board ("IASB").
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
The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Iris Energy Limited as at 30 June 2024 and 30 June 2023 and the results of all subsidiaries for the years ended 30 June 2024, 30 June 2023, and 30 June 2022.
Subsidiaries are all those entities over which the Group has control (as listed in note 27). The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to

Iris Energy Limited (d/b/a IREN)
Notes to the consolidated financial statements
30 June 2024
Note 2. Material accounting policies (continued)
affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.
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
Operating segments
Operating segments are presented using the ‘management approach’, where the information presented is on the same basis as the internal reports provided to the Chief Operating Decision Makers ("CODM"). The CODM is responsible for the allocation of resources to operating segments and assessing their performance.

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
Revenue from contracts with customers
The Group recognizes revenue under IFRS 15, “Revenue from Contracts with Customers” ("IFRS 15"). The core principle of this standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

•Step 1: Identify the contract with the customer

Iris Energy Limited (d/b/a IREN)
Notes to the consolidated financial statements
30 June 2024
Note 2. Material accounting policies (continued)
•Step 2: Identify the performance obligations in the contract
•Step 3: Determine the transaction price
•Step 4: Allocate the transaction price to the performance obligations in the contract
•Step 5: Recognize revenue when the Company satisfies a performance obligation

In order to identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised good or service that is distinct. A performance obligation meets IFRS 15’s definition of a “distinct” good or service (or bundle of goods or services) if both of the following criteria are met: The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct), and the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the good or service is distinct within the context of the contract).

If a good or service is not distinct, the good or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct.

The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. When determining the transaction price, an entity must consider the effects of all of the following:

•Variable consideration
•Constraining estimates of variable consideration
•The existence of a significant financing component in the contract
•Non-cash consideration
•Consideration payable to a customer

Variable consideration is included in the transaction price only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate.
Bitcoin mining revenue
The Group operates data center infrastructure supporting the verification and validation of Bitcoin blockchain transactions in exchange for Bitcoin, referred to as “Bitcoin mining”. The Group’s revenue is derived from providing computing power (hashrate) to mining pools. The Company has entered into arrangements, as amended from time to time, with mining pool operators to provide computing power to the mining pools. The provision of computing power to mining pools is an output of the Company’s ordinary activities. The Company has the right to decide the point in time and duration for which it will provide computing power. As a result, the Company’s enforceable right to compensation only begins when, and continues as long as, the Company provides computing power to the mining pool. The contracts can be terminated at any time by either party without substantive compensation to the other party for such termination. Upon termination, the mining pool operator (i.e., the customer) is required to pay the Company any amount due related to previously satisfied performance obligations. Therefore, the Company has determined that the duration of the contract is less than 24 hours and that the contract continuously renews throughout the day. The Company has determined that this renewal right is not a material right as the terms, conditions, and compensation amounts are at then market rates. There is no significant financing component in these transactions.

In exchange for providing computing power, which represents the Company’s only performance obligation, the Company is entitled to non-cash consideration in the form of cryptocurrency, calculated under the Full Pay Per Share ("FPPS") payout methods which contain three components, (1) a fractional share of the fixed cryptocurrency award from the mining pool operator (referred to as a “block reward”), (2) transaction fees generated from (paid by) blockchain users to execute transactions and distributed (paid out) to individual miners by the mining pool operator, and (3) mining pool operating fees retained by the mining pool operator for operating the mining pool. The Company’s total compensation is the sum of the Company’s share of (a) block rewards and (b) transaction fees, less (c) mining pool operating fees.

Iris Energy Limited (d/b/a IREN)
Notes to the consolidated financial statements
30 June 2024
Note 2. Material accounting policies (continued)
1.The block reward earned by the Company is calculated by the mining pool operator based on the proportion of hashrate the Company contributed to the mining pool to the total network hashrate used in solving the current algorithm. The Company is entitled to its relative share of consideration even if a block is not successfully added to the blockchain by the mining pool.

2.Transaction fees refer to the total fees paid by users of the network to execute transactions. Under FPPS, the Company is entitled to a pro-rata share of the total network transaction fees. The transaction fees paid out by the mining pool operator to the Company is based on the proportion of hashrate the Company contributed to the mining pool to the total network hashrate. The Company is entitled to its relative share of consideration even if a block is not successfully added to the blockchain by the mining pool.

3.Mining pool operating fees are charged by the mining pool operator for operating the mining pool as set forth in a rate schedule to the mining pool contract. The mining pool operating fees reduce the total amount of compensation the Company receives and are only incurred to the extent that the Company has generated mining revenue pursuant to the mining pool operators’ payout calculation.

Because the consideration to which the Company expects to be entitled for providing computing power is entirely variable (block rewards, transaction fees and pool operating fees), as well as being non-cash consideration, the Company assesses the estimated amount of the variable non-cash consideration to which it expects to be entitled for providing computing power at contract inception and subsequently, to determine when and to what extent it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur once the uncertainty associated with the variable consideration is subsequently resolved. For each contract under the FPPS payout method, the Company recognizes the non-cash consideration on the same day that control of the contracted service transfers to the mining pool operator, which is the same day as the contract inception.
The Group measures the non-cash consideration received at the fair market value of the Bitcoin received. Management estimates fair value on a daily basis, as the quantity of Bitcoin received multiplied by the price quoted on Kraken on the day it was received. Management considers the prices quoted on Kraken to be a level 1 input under IFRS 13 Fair Value Measurement. The Group did not hold any Bitcoin on hand as at 30 June 2024 (30 June 2023: Nil).
AI cloud services revenue
The Group generates AI cloud services revenue through the provision of AI cloud services to clients. Revenue is measured at the fair value of the consideration received or receivable for services, net of discounts and sales taxes. The steps involved in recognizing AI cloud services revenue are set out as follows:

•AI cloud services revenue is recognized as service revenue rateably over the enforceable term of individual contracts which is typically the stated term. The Company satisfies its performance obligation as these services are provided over time. This method best represents the transfer of services.
•Transaction price is determined as the list price of services (net of discounts) that the Company delivers to its customers, considering the term of each individual contract, and the ability to enforce and collect the consideration.
•Usage revenue (overage and consumption-based services) is recorded as AI cloud services revenue in the month the usage is incurred/service is consumed by the customer, based on a fixed agreed upon amount per unit consumed.
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

Iris Energy Limited (d/b/a IREN)
Notes to the consolidated financial statements
30 June 2024
Note 2. Material accounting policies (continued)
Deferred tax assets and liabilities are recognized for temporary differences at the tax rates expected to be applied when the assets are recovered or liabilities are settled, based on those tax rates that are enacted or substantively enacted, except for:
•when the deferred income tax asset or liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting nor taxable profits; or
•when the taxable temporary difference is associated with interests in subsidiaries, associates or joint ventures, and the timing of the reversal can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.
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

Iris Energy Limited (d/b/a IREN)
Notes to the consolidated financial statements
30 June 2024
Note 2. Material accounting policies (continued)
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

Financial Instrument Fair Value through Profit & Loss ("FVTPL")
The Group recognizes the electricity financial assets at fair value on initial recognition. After initial recognition, financial instruments measured at FVTPL are remeasured at fair value at each reporting date. Any gains or losses arising from changes in the fair value of these instruments are recognized immediately in profit or loss. A financial instrument measured at FVTPL is derecognized when the contractual rights to the cash flows from the instrument expire or when the Group transfers substantially all the risks and rewards of ownership of the instrument.

The Group measures the fair value of prepaid electricity using the forward price approach. The fair value is calculated by multiplying the quantity of electricity prepaid by a forward price for the Energy Reliability Council of Texas (“ERCOT”) West Load Zone market which is the principal market for our electricity transactions. The forward prices are provided by OTC Global Holdings and reflect the expected future prices of electricity based on current market conditions and observable market data. The forward prices used to measure the fair value of prepaid electricity are classified as Level 2 inputs under IFRS 13.
Financial assets at amortized cost
A financial asset is measured at amortized cost only if both of the following conditions are met: (i) it is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and (ii) the contractual terms of the financial asset represent contractual cash flows that are solely payments of principal and interest. The financial assets at amortized cost include cash and cash equivalents and other receivables (except sales tax receivables).
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

Iris Energy Limited (d/b/a IREN)
Notes to the consolidated financial statements
30 June 2024
Note 2. Material accounting policies (continued)
Depreciation is calculated on a straight-line basis to write off the net cost (less residual value where applicable) of each item of property, plant and equipment (excluding land) over their expected useful lives as follows:

Buildings	20 years
Plant and equipment	3-10 years
Mining hardware[1]	2 - 4 years
High-performance computing ("HPC") hardware	5 years
1
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
Mining and HPC hardware includes both installed hardware units and units that have been delivered but are in storage, yet to be installed. Depreciation of mining hardware commences once units are onsite and available for use.
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
1 During the year ended 30 June 2024, the Group reduced the useful life of its Bitmain Antminer S19jPros and Antminer S19 Pros (together the “S19j Pros”), refer to Note 14. All other models are depreciated over 4 years.

Iris Energy Limited (d/b/a IREN)
Notes to the consolidated financial statements
30 June 2024
Note 2. Material accounting policies (continued)
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
Impairment of other non-financial assets
At the end of reporting period, property, plant and equipment and right-of-use assets are reviewed to determine whether there is any indication that those assets have suffered an impairment loss. If there is an indication of possible impairment, the recoverable amount of any affected asset (or group of related assets) is estimated and compared with its carrying amount. An impairment loss is recognized in the profit or loss for the amount by which the asset’s carrying amount exceeds its recoverable amount, where the recoverable amount is the higher of an asset’s fair value less costs of disposal ("FVLCOD") or the value in use ("VIU"). In assessing VIU, the estimated future cash flows of the asset are discounted to their present value using a discount rate that reflects the risks specific to the asset or the CGU to which the asset belongs and relevant market assessments. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets.
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
Trade and other payables
These amounts represent liabilities for goods and services provided to the Group prior to the end of the financial year and which are unpaid. They are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method. However, due to their short-term nature, they are not discounted.
Financial liabilities
Trade and other payables are initially recognized at the fair value of the consideration received, net of transaction costs. They are subsequently measured at amortized cost using the effective interest method.
The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.
Finance costs
Finance costs attributable to qualifying assets are capitalized as part of the asset. All other finance costs are expensed using the effective interest rate method.
Provisions
Provisions are recognized when the Group has a present (legal or constructive) obligation as a result of a past event, it is probable the Group will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present

Iris Energy Limited (d/b/a IREN)
Notes to the consolidated financial statements
30 June 2024
Note 2. Material accounting policies (continued)
obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation. If the time value of money is material, provisions are discounted using a current pre-tax rate specific to the liability. The increase in the provision resulting from the passage of time is recognized as a finance expense.

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
Share-based payments
Equity-settled share-based compensation benefits are provided to employees. Equity-settled transactions are awards of shares, or options over shares and restricted stock units ("RSUs"), that are provided to employees in exchange for the rendering of services.
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
If equity-settled awards are cancelled or settled during the vesting period (other than a grant cancelled by forfeiture when the vesting conditions are not satisfied), this is treated as an acceleration of vesting and the amount that otherwise would have been recognized for services received over the remainder of the vesting period will be recognized immediately through share-based payments expense in the profit or loss.
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

Iris Energy Limited (d/b/a IREN)
Notes to the consolidated financial statements
30 June 2024
Note 2. Material accounting policies (continued)
Fair value is measured using the assumptions that market participants would use when pricing the asset or liability, assuming they act in their economic best interests. For non-financial assets, the fair value measurement is based on its highest and best use, determined by maximization of value by way of continuing use or sale to third party. Valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, are used, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.
Assets and liabilities measured at fair value are classified into three levels, using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. Classifications are reviewed at each reporting date and transfers between levels are determined based on a reassessment of the lowest level of input that is significant to the fair value measurement. Transfers between levels of the fair value hierarchy are recognized at the end of the reporting period in which they occur.
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

Earnings per share
Basic earnings per share
Basic earnings per share is calculated by dividing the profit attributable to the owners of Iris Energy Limited (d/b/a IREN), by the weighted average number of ordinary shares outstanding during the financial year. The weighted average number of shares is also adjusted for any ordinary shares to be issued under mandatorily convertible instruments issued by the Group.
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
Goods and Services Tax ("GST") and other similar taxes
Revenues, expenses and assets are recognized net of the amount of associated GST, unless the GST incurred is not recoverable from the tax authority. In this case it is recognized as part of the cost of the acquisition of the asset or as part of the expense.
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

Iris Energy Limited (d/b/a IREN)
Notes to the consolidated financial statements
30 June 2024
Note 2. Material accounting policies (continued)
Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the tax authority.
Computer hardware prepayments
Computer hardware prepayments represent payments made by the Group for the purchase of mining and HPC hardware that were yet to be delivered as of the end of the financial year. These prepayments are in accordance with payment schedules set out in relevant purchase agreements with hardware manufacturers.

Government grants
Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group expects to comply with the conditions. Depending on the grant conditions, grants received may be deferred and recognized over time on a straight-line basis.
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
Estimation of useful lives of assets
The Group determines the estimated useful lives, residual values and related depreciation charges for its property, plant and equipment. The useful lives could change significantly as a result of technical innovations or some other event. The depreciation charge will increase where the useful lives are less than previously estimated lives, or technically obsolete or non-strategic assets that have been abandoned or sold will be written off or written down.
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

Iris Energy Limited (d/b/a IREN)
Notes to the consolidated financial statements
30 June 2024
Note 3. Critical accounting judgements, estimates and assumptions (continued)
Deferred tax
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
Note 4. Operating segments
Identification of reportable operating segments
The Group is organized into different business activities:
•Bitcoin mining: The Group owns and operates ASIC hardware used to mine Bitcoin. The revenue depends on the number of Bitcoin received from the mining pool each day and the Bitcoin price.
•AI cloud services: The Group owns and operates HPC hardware and generates revenue by providing third-party customers with remote access to these HPC hardware.

However, the Group's CODM assesses the business performance and primarily makes resource allocation decisions based on the Group as a whole, rather than by individual business lines or geographical regions.

The Group’s internal reporting used by the CODM is structured as a single integrated business and thus does not contain discrete financial information on separate business activities. Therefore, in accordance with IFRS 8 Operating Segments, the Group has determined that it has only one reportable segment.

Iris Energy Limited (d/b/a IREN)
Notes to the consolidated financial statements
30 June 2024
Note 4. Operating segments (continued)
Additionally, revenue and assets related to the AI cloud services business activity represent less than 10% of the Group's total revenue and assets.
Major customers
The Group generated 98% (2023: 100%, 2022: 100%) of its revenue through the provision of computing power to three (2023: two, 2022: two) Bitcoin mining pools for the year ended 30 June 2024.
Geographical information
Disaggregated revenue data by geographical region in terms of where the services were provided within the operating segment is as follows:

	Consolidated
	30 June 2024	30 June 2023
	US$’000	US$’000
Revenue per geographical area
Australia	184,087	81,884
North-America	4,671	20

Non-current assets, excluding deferred tax assets, are located in the following geographical locations:

	Consolidated
	30 June 2024	30 June 2023
	US$’000	US$’000
Non-current assets per geographical area
Australia	658	867
North-America	699,989	241,969

Note 5. Other income

	Consolidated
	Year ended 30 June 2024	Year ended 30 June 2023	Year ended 30 June 2022
	US$’000	US$’000	US$’000

Net gain on disposal of other assets	-	3,117	-
ERS revenue	1,566	-	-
Other	-	20	12

Total other income	1,566	3,137	12
Other income for the year ended 30 June 2024 comprises income generated from an Emergency Response Service ("ERS") program entered into in Texas. This ERS program is a demand response program designed to help ERCOT mitigate rolling blackouts. The Group receives recurring capacity payments for agreeing to curtail electricity consumption in response to abnormally high electricity demand or other grid emergencies. Other income is generated by the Group’s participation in

Iris Energy Limited (d/b/a IREN)
Notes to the consolidated financial statements
30 June 2024
Note 5. Other income (continued)
this program at the site in Childress, Texas, and the revenue is recognized on a monthly basis depending on electricity related factors as determined by the operator.

Note 6. Depreciation

	Consolidated
	Year ended 30 June 2024	Year ended 30 June 2023	Year ended 30 June 2022
	US$’000	US$’000	US$’000

Depreciation of property, plant and equipment	50,415	30,636	7,682
Depreciation of right-of-use assets	235	220	59

Total depreciation	50,650	30,856	7,741

Note 7. Other operating expenses

	Consolidated
	Year ended 30 June 2024	Year ended 30 June 2023	Year ended 30 June 2022
	US$’000	US$’000	US$’000

Insurance	7,033	5,687	5,065
Sponsorship and marketing	2,051	716	305
ERS fees	94	-	-
Charitable donations	640	164	464
Legal expenses	1,797	-	-
Filing fees	79	76	462
Site identification costs	-	15	258
Non-refundable sales tax (See Note 18 - Provisions)	6,276	4,972	2,469
Non-refundable provincial sales tax	1,408	371	-
Other expenses	1,707	2,277	861

Total other operating expenses	21,085	14,278	9,884
Other operating expenses previously included site expenses, however, for the year ended 30 June 2024, site expenses has been presented as a separate financial statement line item. Comparative figures have been updated accordingly.

Iris Energy Limited (d/b/a IREN)
Notes to the consolidated financial statements
30 June 2024
Note 8. Finance expense

	Consolidated
	Year ended 30 June 2024	Year ended 30 June 2023	Year ended 30 June 2022
	US$’000	US$’000	US$’000

Interest expense on borrowings	-	15,213	5,343
Interest expense on hybrid financial instruments	-	-	26,748
Interest expense on lease liabilities	253	112	99
Amortization of capitalized borrowing costs	-	1,038	2,508
Loss on embedded derivatives held at fair value through profit or loss	-	-	390,743

Total finance expense	253	16,363	425,441
For the year ended 30 June 2023, interest expense on borrowings includes late fees and interest charged on third-party loans held by IE CA 3 Holdings Ltd and IE CA 4 Holdings Ltd.

Iris Energy Limited (d/b/a IREN)
Notes to the consolidated financial statements
30 June 2024
Note 9. Income tax expense

	Consolidated
	Year ended 30 June 2024	Year ended 30 June 2023	Year ended 30 June 2022
	US$’000	US$’000	US$’000

Numerical reconciliation of income tax expense and tax at the statutory rate
Loss before income tax expense	(25,502)	(169,481)	(417,046)

Tax at the statutory tax rate of 30% (2023: 30%, 2022: 30%)	(7,650)	(50,844)	(125,114)

Tax effect amounts which are not deductible in calculating taxable income:
Non-deductible/non-allowable items	8,793	4,756	128,643

	1,143	(46,088)	3,529
Current year tax losses not recognized	1,207	28,349	534
Recognition of previously unrecognized tax losses	12	-	(1,019)
Derecognition of previously recognized tax losses	860	-	-
Difference in overseas tax rates	(315)	1,979	203
Current year temporary differences not recognized	535	-	-
Prior year tax over/(under) provisions	(296)	(212)	(523)
Deconsolidation of Non-recourse SPVs	-	18,362	-
Other	307	-	-

Income tax expense	3,453	2,390	2,724

	Consolidated
	Year ended 30 June 2024	Year ended 30 June 2023	Year ended 30 June 2022
	US$’000	US$’000	US$’000

Income tax expense
Current tax expense/(benefit)	1,709	(1,013)	672
Deferred tax expense	1,744	3,403	2,052

Income tax expense	3,453	2,390	2,724

Iris Energy Limited (d/b/a IREN)
Notes to the consolidated financial statements
30 June 2024
Note 9. Income tax expense (continued)

	Consolidated
	30 June 2024	30 June 2023	30 June 2022
	US$’000	US$’000	US$’000
Unrecognized deferred tax assets
Available tax losses	155,608	136,849	19,268

Tax effect at the applicable tax rate for each jurisdiction	41,750	39,238	5,117

Deferred tax asset on tax losses recognized to the extent of taxable temporary differences	19,148	10,761	3,854
Deferred tax asset on losses not recognized	22,602	28,477	1,263
In addition to tax losses unrecognized, there are $123,987,000 of deductible temporary differences in relation to capital losses, capital raising costs and other temporary differences for which no deferred tax asset is recognized as at 30 June 2024. These tax losses can only be utilized against availability of future available profits. These tax losses are not expected to expire.
Recognized deferred tax assets and liabilities
The following are the deferred tax assets and liabilities recognized by the Group and movements during the years ended 30 June 2024 and 30 June 2023:

	Tax losses	Employee benefits	Property, plant and equipment	Unrealized foreign exchange losses	Capital raising costs	Other deferred tax assets	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Deferred tax assets
Movement in balances
As at 1 July 2022	3,854	113	15	725	4,627	1,222	10,556
(Charge)/credit to profit or loss	6,907	(381)	(15)	(691)	(666)	1,117	6,271
As at 30 June 2023	10,761	(268)	-	34	3,961	2,339	16,827
Offset against deferred tax liabilities							(16,819)
As at 30 June 2023							8

As at 1 July 2023	10,761	(268)	-	34	3,961	2,339	16,827
(Charge)/credit to profit or loss	8,391	152	-	702	(1,701)	1,654	9,198
(Charge)/credit to equity					-		-
As at 30 June 2024	19,152	(116)	-	736	2,260	3,993	26,025
Offset against deferred tax liabilities							(26,025)
As at 30 June 2024							-

Iris Energy Limited (d/b/a IREN)
Notes to the consolidated financial statements
30 June 2024
Note 9. Income tax expense (continued)

	Property, plant and equipment	Unrealized foreign exchange gains	Other deferred tax liabilities	Total
	US$’000	US$’000	US$’000	US$’000
Deferred tax liabilities
Movement in balances
As at 1 July 2022	(4,692)	(3,471)	(347)	(8,510)
(Charge)/credit to profit or loss	(7,426)	(1,540)	(708)	(9,674)
As at 30 June 2023	(12,118)	(5,011)	(1,055)	(18,184)
Offset against deferred tax assets				16,819
As at 30 June 2023				(1,365)

As at 1 July 2023	(12,118)	(5,011)	(1,055)	(18,184)
(Charge)/credit to profit or loss	(12,455)	2,227	(738)	(10,966)
As at 30 June 2024	(24,573)	(2,784)	(1,793)	(29,150)
Offset against deferred tax assets				26,025
As at 30 June 2024				(3,125)

Note 10. Cash and cash equivalents

	Consolidated
	30 June 2024	30 June 2023
	US$’000	US$’000

Cash at bank	304,601	38,657
Cash on deposit (cash equivalents)	100,000	30,237

Total cash and cash equivalents	404,601	68,894
Cash on deposit includes term deposits with maturities of less than 90 days and are therefore considered cash and cash equivalents.

Iris Energy Limited (d/b/a IREN)
Notes to the consolidated financial statements
30 June 2024
Note 11. Other receivables

	Consolidated
	30 June 2024	30 June 2023
	US$’000	US$’000

Current assets
Trade receivable	152	-
Government grant receivable (note 20)	2,078	-
Share issuances proceeds receivable	16,563	1,581
Provincial sales tax receivable	-	122
Interest receivable	1,472	-
ERS receivable	1,128	-
Other receivable	130	97
GST receivable	7,844	4,743

Total other receivables	29,367	6,543

Note 12. Computer hardware prepayments

	Consolidated
	30 June 2024	30 June 2023
	US$’000	US$’000

Non-current assets
Mining hardware prepayment	239,841	68

Computer hardware prepayments represent payments made by the Group for the purchase of Bitcoin mining hardware. These prepayments are in accordance with payment schedules set out in relevant purchase agreements with hardware manufacturers.

Mining hardware prepayments at 30 June 2024 include Bitcoin mining hardware prepayments of $203,783,000 and $36,058,000 relating to initial 10% non-refundable deposits for options to purchase further Bitcoin mining hardware. $22,768,000 and $13,290,000 of these option deposits expire if unexercised before March and May 2025 respectively.

During the year ended 30 June 2023, an impairment of $12,961,000 was recorded in relation to mining hardware prepayments of which $11,301,000 related to the above utilization of all prepayments under the 10 EH/s contract with Bitmain. During the year ended 30 June 2023, an impairment of $1,660,000 was recorded against mining hardware prepayments held by IE CA 3 Holdings Ltd reducing the underlying carrying amount of the mining hardware prepayments held by IE CA 3 Holdings Ltd to $2,381,000 which were derecognized by the Group on deconsolidation of the entity on 3 February 2023. See note 16.

Iris Energy Limited (d/b/a IREN)
Notes to the consolidated financial statements
30 June 2024
Note 13. Prepayments and other assets

	Consolidated
	30 June 2024	30 June 2023
	US$’000	US$’000

Current assets
Security deposits	2,101	2,420
Prepayments	9,787	11,373

Total current	11,888	13,793

Non-current assets
Security deposits	17,459	-

Total prepayments and other assets	29,347	13,793
Non-current deposits include connection deposits paid for expansion projects in British Columbia, Canada and West Texas, USA.

Iris Energy Limited (d/b/a IREN)
Notes to the consolidated financial statements
30 June 2024
Note 14. Property, plant and equipment

	Consolidated
	30 June 2024	30 June 2023
	US$’000	US$’000

Land - at cost	3,601	1,803

Buildings - at cost	215,542	153,100
Less: Accumulated depreciation	(13,237)	(5,042)
Total buildings	202,305	148,058

Plant and equipment - at cost	4,856	4,145
Less: Accumulated depreciation	(1,142)	(712)
Total plant and equipment	3,714	3,433

Mining hardware - at cost	177,766	115,024
Less: Accumulated depreciation	(54,892)	(15,709)
Less: Accumulated impairment	(25,605)	(25,934)
Total mining hardware	97,269	73,381

HPC hardware - at cost	33,315	-
Less: Accumulated depreciation	(1,779)	-
Total HPC hardware	31,536	-

Development assets - at cost	102,946	14,427

Total property, plant and equipment	441,371	241,102
Details of impairment expenses recorded during the year ended 30 June 2023 is set out in note 16.

Iris Energy Limited (d/b/a IREN)
Notes to the consolidated financial statements
30 June 2024
Note 14. Property, plant and equipment (continued)
Reconciliations
Reconciliations of the written down values at the beginning and end of the current and previous financial year are set out below:

	Land	Buildings	Plant and equipment	Mining hardware	HPC hardware	Development assets	Total
Consolidated	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Balance at 1 July 2022	1,836	13,082	3,200	163,147	-	66,297	247,562
Additions	-	22,467	673	163,663	-	67,866	254,669
Deconsolidation of subsidiaries	-	-	-	(90,054)	-	-	(90,054)
Disposals	(6)	-	-	(39,046)	-	-	(39,052)
Exchange differences	(27)	2,852	(93)	(7,826)	-	(4,685)	(9,779)
Impairment of assets	-	-	-	(90,524)	-	(1,084)	(91,608)
Transfers in/(out)	-	113,967	-	-	-	(113,967)	-
Depreciation expense (note 6)	-	(4,310)	(347)	(25,979)	-	-	(30,636)

Balance at 30 June 2023	1,803	148,058	3,433	73,381	-	14,427	241,102
Additions	1,817	3,288	876	65,291	33,685	150,408	255,365
Disposals	-	-	(35)	(6)	-	(5)	(46)
Exchange differences	(19)	(2,706)	(104)	(1,595)	(369)	252	(4,541)
Reversal of impairment	-	-	-	-	-	108	108
Assets written off	-	-	-	-	-	(202)	(202)
Transfers in/(out)	-	62,042	-	-		(62,042)	-
Depreciation expense (note 6)	-	(8,377)	(456)	(39,802)	(1,780)	-	(50,415)

Balance at 30 June 2024	3,601	202,305	3,714	97,269	31,536	102,946	441,371
Depreciation of mining hardware and HPC hardware commences once units are installed onsite and available for use.
Development assets include costs related to the development of data center infrastructure at Childress, Texas along with other early-stage development costs. Depreciation will commence on the development assets at Childress as each phase of the underlying infrastructure becomes available for use.
Change in estimates
Following the announcement made in May 2024, the Group intends to grow to 30 EH/s operating capacity by 31 December 2024, therefore planning to renew its current Bitcoin mining fleet to improve both hashrate and efficiency. As such, the Group intends to replace older miners consisting of the S19j Pros with the newer Bitmain S21 Pros, which resulted in changes in the expected usage of the S19j Pros. The S19j Pros which were previously intended to be used for four years, are now expected to remain active until 1 October 2024. As a result, the expected useful life of the S19j Pros decreased, and their estimated residual value is now expected to equal the secondary market price upon selling date which is expected to be approximately $16,770,000.

The effect of these changes on actual and expected depreciation expense was as follows.

Iris Energy Limited (d/b/a IREN)
Notes to the consolidated financial statements
30 June 2024
Note 14. Property, plant and equipment (continued)

In $'000	30 June 2024	30 June 2025	30 June 2026	30 June 2027
Increase / (decrease) in depreciation expenses	11,568	1,712	(21,037)	(8,818)

Note 15. Right-of-use assets

	Consolidated
	30 June 2024	30 June 2023
	US$’000	US$’000

Non-current assets
Land and buildings - right-of-use assets	2,054	1,649
Less: Accumulated depreciation	(505)	(275)

Total right-of-use assets	1,549	1,374
Reconciliations
Reconciliations of the written down values at the beginning and end of the current and previous financial year are set out below:

Consolidated	US$’000
Balance at 1 July 2022	1,253
Additions	373
Disposals	-
Exchange differences	(32)
Impairment of assets	-
Depreciation (note 6)	(220)

Balance at 30 June 2023	1,374
Additions	347
Disposals	-
Lease modification	102
Exchange differences	(39)
Impairment of assets	-
Depreciation (note 6)	(235)

Balance at 30 June 2024	1,549
The land and buildings right-of-use asset represents a 30-year lease of a site in Prince George, B.C., Canada, a 3-year lease of a corporate office in Sydney, Australia and a 5-year corporate office lease in Vancouver, B.C., Canada.

Iris Energy Limited (d/b/a IREN)
Notes to the consolidated financial statements
30 June 2024
Note 16. Goodwill and impairment

	Consolidated
	30 June 2024	30 June 2023
	US$’000	US$’000
Non-current assets
Goodwill - at cost	598	617
Less: Impairment	(598)	(617)

Total goodwill	-	-
The Group tests whether goodwill is impaired on an annual basis or when indicators of impairment exist. To determine if goodwill is impaired, the carrying value of the identified CGU to which the goodwill is allocated is compared to its recoverable amount. For the years ended 30 June 2024 and 30 June 2023 the Group operated as a single CGU.
The recoverable amount of the CGU is based on VIU calculations, determined by discounting the future cash flows to be generated from continuing the use of the CGU.
As at 30 June 2024, no impairment indicators existed for the CGU.
Reconciliation
Impairment recorded during the year ended 30 June 2023 comprised of the following:

	Year ended 30 June 2024	Year ended 30 June 2023
	US$’000	US$’000

Goodwill	-	603
Mining hardware	-	25,700
Mining hardware – Non-Recourse SPVs	-	64,824
Mining hardware prepayments	-	11,301
Mining hardware prepayments – Non-Recourse SPVs	-	1,660
Development assets	-	1,084

Impairment of assets	-	105,172
The impairment expense described above has been recognized in the consolidated statements of profit or loss as impairment of assets.
As at June 30, 2024, the Group has not identified any indicator of impairment for the property, plant and equipment.

Iris Energy Limited (d/b/a IREN)
Notes to the consolidated financial statements
30 June 2024
Note 17. Lease liabilities

	Consolidated
	30 June 2024	30 June 2023
	US$’000	US$’000

Current liabilities
Lease liability	214	192

Non-current liabilities
Lease liability	1,441	1,256

Total lease liabilities	1,655	1,448
Lease liabilities
The Group’s lease liabilities include a 30-year lease of a site in Prince George, B.C., Canada, a 3-year lease of a corporate office in Sydney, Australia and a 5-year corporate office lease in Vancouver, B.C., Canada. A reconciliation of lease liabilities is set out below, an undiscounted contractional maturity analysis of lease liabilities is included in Note 24.

Reconciliation	US$’000
Balance as at 1 July 2022	1,267
Additions	390
Lease charges	(332)
Finance charges	166
Exchange differences	(42)
Balance as at 30 June 2023	1,448
Additions	344
Modifications	101
Lease charges	(398)
Finance charges	194
Exchange differences	(34)
Balance as at 30 June 2024	1,655
Current portion	214
Non-current portion	1,441
Note 18. Provisions

	Consolidated
	30 June 2024	30 June 2023
	US$’000	US$’000

Current liabilities
Non-refundable sales tax and other provisions	13,375	6,172

Iris Energy Limited (d/b/a IREN)
Notes to the consolidated financial statements
30 June 2024
Note 18. Provisions (continued)
Non-Refundable Sales Tax
The Canada Revenue Agency ("CRA") is currently conducting an audit of input tax credits ("ITCs") claimed by several of the Group’s Canadian subsidiaries. The CRA has issued an assessment in relation to one of the subsidiaries which, the Directors believe may be applied across the Group’s Canadian subsidiaries. Under the proposed decision, the CRA has noted that ITCs claimed by the Group would be allowed. However, the Canadian subsidiaries would also be required to remit an amount of 5% on services exported to the Australian parent under an intercompany service agreement. The export of services typically attract a 0% rate of GST in Canada. If GST were to apply to these services at a rate of 5%, the Australian parent may not be permitted to recover this tax.
The Group has submitted additional information to the CRA to further support the ITCs claimed and the 0% rate applied to the exported services in addition to the formally submitted a formal notice of objection to the CRA in November 2022. The CRA provided an initial response to the Group's formal notice of objection in April 2024, to which the Group responded to in early July 2024. The Group has yet to receive further correspondence from the CRA in relation to the matter.
Additionally, amendments were made to Canadian Tax legislation in June 2023 regarding Mining Activities in respect of Cryptoassets. The CRA has yet to clarify it's interpretation of this legislation and the application to the subsidiaries of the Group. The Group continues to monitor developments in this regard. Consequently, the affected subsidiaries continue to accrue a provision in line with the aforementioned methodology.

Note 19. Trade and other payables

	Consolidated
	30 June 2024	30 June 2023
	US$’000	US$’000

Current liabilities
Trade payables	27,346	11,544
Employment tax payables	367	2,207
Accrued expenses	4,406	2,893

Total trade and other payables	32,119	16,644

Note 20. Deferred revenue

	Consolidated
	30 June 2024	30 June 2023
	US$’000	US$’000

Current liabilities
British Columbia ("B.C.") Affordability Credit	2,078	-
AI Cloud deferred revenue	480	-

Total deferred revenue	2,558	-

Iris Energy Limited (d/b/a IREN)
Notes to the consolidated financial statements
30 June 2024
Note 20. Deferred revenue (continued)
The Government of B.C. announced on 22 February 2024 that all eligible British Columbia Hydro and Power Authority ("B.C. Hydro") customers will receive an electricity affordability credit from 1 April 2024 to 31 March 2025. As the conditions for receiving the credit have been met, the Group has recognized a receivable and associated deferred revenue for the credit to be received from 1 April 2024 to 31 March 2025.

Note 21. Issued capital

	Consolidated
	30 June 2024	30 June 2023	30 June 2024	30 June 2023
	Shares	Shares	US$’000	US$’000

Ordinary shares - Issued capital	186,367,686	64,747,477	1,764,289	965,857
Movements in ordinary share capital

Details	Date	Shares	US$’000

Opening balance as at	1 July 2022	53,028,867	926,581
Shares issued under Committed Equity Facility		11,089,357	39,939
Unpaid shares issued under Committed Equity Facility		364,967	1,642
Shares issued for services		260,286	500
Equity settled share-based payments		4,000	15
Capital raise costs, net of tax		-	(2,820)

Opening balance as at	1 July 2023	64,747,477	965,857
Shares issued under Committed Equity Facility		12,887,814	51,417
Shares issued under ATM Facility		108,063,868	771,438
Shares issued for services		106,687	319
Share based payment - employees		561,840	1,397
Capital raise costs, net of tax			(26,139)

Closing balance as at	30 June 2024	186,367,686	1,764,289

Refer note 33 for further information on B Class restricted shares issued.
Ordinary shares
Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the Company in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have no par value and the Company does not have a limited amount of authorized capital.

At-the-market Facility
On 13 September 2023, Iris Energy Limited (d/b/a IREN) entered into an At-the-market ("ATM") Sales Agreement with B. Riley Securities, Inc., Cantor Fitzgerald & Co. and Compass Point Research & Trading, LLC, pursuant to which Iris Energy Limited (d/b/a IREN) has the option, but not the obligation, to sell up to $300,000,000 of its Ordinary shares through or to the Sales Agents, for a period of up to 36 months. On 21 March 2024, the Company added Canaccord

Iris Energy Limited (d/b/a IREN)
Notes to the consolidated financial statements
30 June 2024
Note 21. Issued capital (continued)
Genuity LLC, Citigroup Global Markets Inc. and Macquarie Capital (USA) Inc. as Sales Agents pursuant to the Sales Agreement and filed a new prospectus supplement relating to the offer and sales of its ordinary shares under the Sales Agreement, which reflected an increase of $200,000,000 in the aggregate offering price, from an aggregate of up to $300,000,000 under the previously filed prospectus supplement relating to the offer and sale of ordinary shares under the Sales Agreement (“the ATM Facility”). As a result, in accordance with the terms of the Sales Agreement, Iris Energy Limited (d/b/a IREN) may offer and sell its ordinary shares having an aggregate offering price of up to $500,000,000. On 15 May, 2024, Iris Energy Limited (d/b/a IREN) filed a new registration statement, including an accompanying prospectus, that provided Iris Energy Limited (d/b/a IREN) with the option, but not the obligation, to sell up to an aggregate of $500 million of its Ordinary shares pursuant to the Sales Agreement. As at 30 June 2024, 108,063,868 shares have been issued under the ATM facilities raising total gross proceeds of approximately $771,438,000. An additional $5,191,000 was raised through the sale of 463,089 shares from trades which were executed in June 2024 and subsequently issued and settled in July 2024.
Committed Equity Facility
On 23 September 2022 Iris Energy Limited (d/b/a IREN) entered into a share purchase agreement with B. Riley Principal Capital II, LLC (“B. Riley”) to establish a committed equity facility (“ELOC”), pursuant to which Iris Energy Limited (d/b/a IREN) may, at its option, sell up to US$100 million of ordinary shares to B. Riley over a two-year period. A resale registration statement relating to shares sold to B. Riley under the ELOC was declared effective by the SEC on 26 January 2023. During the year ended 30 June 2024, 12,887,814 shares were issued under the facility raising gross proceeds of $51,417,000. On February 15, 2024, Iris Energy Limited (d/b/a IREN) terminated the Purchase Agreement and the Registration Rights Agreement and on February 16, 2024, Iris Energy Limited (d/b/a IREN) filed a post-effective amendment to the registration statement on Form F-1 related to this offering, which deregistered all remaining shares on such registration statement, terminating the offering.
Loan-funded shares
As at 30 June 2024, there are 1,496,768 (30 June 2023: 1,954,049) restricted ordinary shares issued to management under the Employee Share Plans as well as certain non-employee founders of Podtech Innovation Inc. The total number of ordinary shares outstanding (including the loan funded shares) is 187,864,454 as at 30 June 2024 (30 June 2023: 66,701,526).
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

Iris Energy Limited (d/b/a IREN)
Notes to the consolidated financial statements
30 June 2024
Note 23. Earnings per share

	Year ended 30 June 2024	Year ended 30 June 2023	Year ended 30 June 2022
	US$’000	US$’000	US$’000

Loss after income tax	(28,955)	(171,871)	(419,770)

	Number	Number	Number

Weighted average number of shares used in calculating basic earnings per share	99,640,920	54,775,571	40,941,074
Weighted average number of shares used in calculating diluted earnings per share	99,640,920	54,775,571	40,941,074

	US$	US$	US$

Basic earnings per share	(0.29)	(3.14)	(10.25)

Diluted earnings per share	(0.29)	(3.14)	(10.25)
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

Iris Energy Limited (d/b/a IREN)
Notes to the consolidated financial statements
30 June 2024
Note 24. Financial instruments (continued)
The Group’s exposure to foreign currency risk arises when a Group entity holds a financial asset or liability in a currency other than the functional currency of that entity. At the end of the reporting period, the Group’s exposure to foreign currency risk was as follows (denominated in US Dollars):

	Financial assets		Financial liabilities
	30 June 2024	30 June 2023	30 June 2024	30 June 2023
	US$’000	US$’000	US$’000	US$’000

US dollars	442,127	96,888	56,720	32,619
Canadian dollars	112,639	124,549	1,265	37,390

	554,766	221,437	57,985	70,009
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

	Strengthened			Weakened
30 June 2024	Change %	Effect on profit before tax US$’000	Effect on equity US$’000	Change %	Effect on profit before tax US$’000	Effect on equity US$’000

US dollar	10%	45,350	45,350	10%	(55,427)	(55,427)
Canadian dollar	10%	18,115	18,115	10%	(18,251)	(18,251)
Australian dollar	10%	(62,606)	(62,606)	10%	76,179	76,179
Price risk
The Group is exposed to daily price risk on Bitcoin rewards it generates through contributing computing power to mining pools. Bitcoin rewards are typically liquidated on a daily basis and no Bitcoin is held as at the reporting period end (30 June 2023: nil).
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
Interest rate risk
The Group has limited exposure to interest rate risk, which is the risk that a financial instrument’s value will fluctuate as a result of changes in the market interest rates on variable interest-bearing financial instruments. The Group does not, at this time, use derivatives to mitigate these exposures. The Group’s cash and cash equivalents consist of balances available on demand and term deposits.

A reasonably possible change of 100 basis points ("bp") in interest rates at the reporting date would have increased (decreased) profit or loss by the amounts shown below:

Iris Energy Limited (d/b/a IREN)
Notes to the consolidated financial statements
30 June 2024
Note 24. Financial instruments (continued)

30 June 2024	100 bp increase US$’000	100 bp decrease US$’000

Term deposit	425	(425)
Remunerated bank account	897	(897)
Cash flow sensitivity (net)	1,322	(1,322)
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

	Weighted average contractual interest rate	1 year or less	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Remaining contractual maturities
30 June 2024%		US$’000	US$’000	US$’000	US$’000	US$’000

Trade and other payables	-	24,780	-	-	-	24,780
Lease liabilities	-	371	261	516	2,869	4,017
Total non-derivatives		25,151	261	516	2,869	28,797

Iris Energy Limited (d/b/a IREN)
Notes to the consolidated financial statements
30 June 2024
Note 24. Financial instruments (continued)

	Weighted average contractual interest rate	1 year or less	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Remaining contractual maturities
30 June 2023%		US$’000	US$’000	US$’000	US$’000	US$’000

Trade and other payables	-	13,541	-	-	-	13,541
Lease liabilities	-	335	326	446	2,270	3,377
Total non-derivatives		13,876	326	446	2,270	16,918
Financial assets at fair value through profit or loss

	Consolidated
	30 June 2024	30 June 2023
	US$’000	US$’000
Current assets
Electricity financial asset	6,530	-

Reconciliation
Reconciliation of the fair values at the beginning and end of the current and previous financial period are set out below:

Opening fair value	-	-
Additions	28,332	-
Financial asset realized	(18,354)	-
Unrealized loss	(3,448)	-

Closing fair value	6,530	-

Power Supply Agreement
A subsidiary of the Company (“the Subsidiary”) entered into a Power Supply Agreement ("PSA") for the procurement of electricity at the Childress site.

Under the PSA, the Subsidiary has the right to purchase a fixed quantity of electricity in advance at a fixed price however, the Subsidiary has no obligation to take physical delivery of electricity purchased. For any unused electricity purchased, the Subsidiary sells the unused electricity to the counterparty of the PSA at the prevailing spot price at the time of curtailment.

As the PSA meets the definition of a financial instrument under IAS 32, it is accounted for as a financial asset at fair value through Profit and Loss under IFRS 9.

Accordingly, the PSA is recorded at an estimated fair value each reporting period with the change in the fair value recorded in the consolidated statements of profit and loss.

As at 30 June 2024, the financial asset comprises the fair value of unused electricity procured for future periods.

Iris Energy Limited (d/b/a IREN)
Notes to the consolidated financial statements
30 June 2024
Note 24. Financial instruments (continued)
On settlement, a realized gain or loss on a financial asset is recognized in profit or loss. The gain or loss is calculated based on the unused quantity of electricity multiplied by prevailing spot price at the time of curtailment less the price paid upon prepayment (fixed costs). For the year ended 30 June 2024, the realized gain was $4,121,000 (2023: nil).

Note 25. Fair value measurement
Fair value hierarchy
Assets and Liabilities that are measured in the consolidated statements of financial position at fair value are categorized into a three-level hierarchy based on the priority of the inputs to the valuation. The categorization within the hierarchy is based on the lowest level input that is significant to the fair value measurement, being:
Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date
Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly
Level 3: Unobservable inputs for the asset or liability
There were no transfers between levels during the financial years ended 30 June 2023 and 30 June 2024. The carrying amounts of other receivables, trade and other payables are assumed to approximate their fair values due to their short-term nature and are excluded from the hierarchy.
The following tables show the valuation techniques used in measuring Level 2 fair values for financial instruments in the statement of financial position, as well as the significant unobservable inputs used as at 30 June 2024:

Fair Value Hierarchy Level	Asset Description	Valuation Technique	Significant Input
Level 2	Prepaid Electricity - Financial assets at FVTPL	Forward Price Approach	Forward Prices from OTC Global Holdings

Note 26. Commitments
As at 30 June 2024, the Group had commitments of $194,641,000 (30 June 2023: $7,481,000) which are payable within the year ended 30 June 2025. These commitments include committed capital expenditure on infrastructure related to site development.

Iris Energy Limited (d/b/a IREN)
Notes to the consolidated financial statements
30 June 2024
Note 26. Commitments (continued)
The committed amounts are payable as set out below:

	Consolidated
	30 June 2024	30 June 2023
	US$’000	US$’000
Mining hardware commitments
Amounts payable within 12 months of balance date:	116,982	-
Amounts payable after 12 months of balance date:	-	-

Other commitments
Amounts payable within 12 months of balance date:	77,659	7,481
Amounts payable after 12 months of balance date:	-	-

Total commitments	194,641	7,481

Iris Energy Limited (d/b/a IREN)
Notes to the consolidated financial statements
30 June 2024
Note 27. Interests in subsidiaries
The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in note 2:

		Beneficial Ownership interest
Name	Principal place of business / Country of incorporation	30 June 2024%	30 June 2023%

Iris Energy Custodian Pty Ltd	Australia	100%	100%
Iris Energy Holdings Pty Ltd	Australia	100%	100%
SA 1 Holdings Pty Ltd	Australia	100%	100%
SA 2 Holdings Pty Ltd	Australia	100%	100%
TAS 1 Holdings Pty Ltd	Australia	100%	100%
Podtech Data Centers Inc.	Canada	100%	100%
IE CA Compute Ltd.	Canada	100%	-%
IE CA Leasing Ltd.	Canada	100%	-%
IE CA 1 Holdings Ltd.	Canada	100%	100%
IE CA 2 Holdings Ltd.	Canada	100%	100%
IE CA 5 Holdings Ltd.	Canada	100%	100%
IE CA Development Holdings Ltd.	Canada	100%	100%
IE CA Development Holdings 2 Ltd.	Canada	100%	100%
IE CA Development Holdings 3 Ltd.	Canada	100%	100%
IE CA Development Holdings 4 Ltd.	Canada	100%	100%
IE CA Development Holdings 5 Ltd.	Canada	100%	100%
IE CA Development Holdings 7 Ltd.	Canada	100%	100%
IE US 1, Inc.	United States of America	100%	100%
IE US Holdings Inc.	United States of America	100%	100%
IE US Development Holdings 1 Inc.	United States of America	100%	100%
IE US Development Holdings 3 Inc.	United States of America	100%	100%
IE US Development Holdings 4 Inc.	United States of America	100%	100%
IE US Development Holdings 5 Inc.	United States of America	100%	100%
IE US Development Holdings 6 Inc.	United States of America	100%	-%
IE US Hardware 1 Inc.	United States of America	100%	100%
IE US Hardware 3 Inc.	United States of America	100%	100%
IE US Hardware 4 Inc.	United States of America	100%	100%
IE US Operations Inc.	United States of America	100%	100%

Iris Energy Limited (d/b/a IREN)
Notes to the consolidated financial statements
30 June 2024
Note 28. Reconciliation of loss after income tax to net cash from/(used in) operating activities

	Consolidated
	Year ended 30 June 2024	Year ended 30 June 2023	Year ended 30 June 2022
	US$’000	US$’000	US$’000

Loss after income tax expense for the year	(28,955)	(171,871)	(419,770)

Adjustments for:
Depreciation	50,650	30,856	7,741
Capital raising costs	-	-	4,212
Impairment of assets	-	105,172	167
Reversal of impairment of assets	(108)	-	-
Other income	-	(3,137)	-
Gain on disposal of subsidiaries	-	(3,258)	-
Gain/(loss) on disposal of property, plant and equipment	(43)	6,628	(12)
Foreign exchange loss/(gain)	(3,540)	5,055	(8,889)
Loss on embedded derivatives held at fair value through profit or loss	-	-	390,743
Accrued interest	-	11,223	26,748
Amortization of capitalized borrowing costs	-	1,038	2,508
Share-based payment expense	23,636	14,356	13,896
Realized gain on financial asset	(4,121)	-	-
Unrealized loss on financial asset	3,448	-	-

Change in operating assets and liabilities:
Decrease/(increase) in other receivables	(5,588)	17,641	(72)
Increase in deferred tax assets	-	(6,271)	(9,645)
Increase/(decrease) in trade and other payables	2,869	(5,800)	6,476
Increase/(decrease) in provision for income tax	1,357	(1,172)	671
Increase in deferred tax liabilities	-	9,674	6,892
Increase/(decrease) in employee benefits	409	(1,175)	2,026
Increase in other provisions	7,203	3,703	2,469
Increase in deferred revenue	2,558	-	-
Increase for prepayments and deposits	2,941	(6,617)	(4,604)

Net cash from operating activities	52,716	6,045	21,557

Iris Energy Limited (d/b/a IREN)
Notes to the consolidated financial statements
30 June 2024
Note 29. Non-cash investing and financing activities

	Consolidated
	Year ended 30 June 2024	Year ended 30 June 2023	Year ended 30 June 2022
	US$’000	US$’000	US$’000

Mining hardware finance additional fee payable in cash or equity	-	-	(1,424)
Mining hardware finance prepayments made directly by third party financier	-	(3,420)	(37,980)
Additions to right of use assets	347	373	298
Share issuance proceeds under Committed Equity Facility	-	1,642	-
Realized gain on financial asset	4,121	-	-
ATM agent fees	23,143	-	-
Share based payment - third party issuance	319	-	-

Total non-cash investing and financing activities	27,930	(1,405)	(39,106)
Note 30. Contingent liabilities

In addition to PwC continuing in their capacity as receiver in respect of the Non-Recourse SPVs, a hearing was held in June 2023 in the Trial Court with respect to, among other things, claims brought by the lender, NYDIG, seeking remedies regarding the limited recourse equipment financing facilities entered into by the Non-Recourse SPVs. A judgement on those proceedings was delivered on 10 August 2023 which declared, among other things, that the transactions pursuant to hashpower services provided by the Non-Recourse SPVs to Iris Energy Limited (d/b/a IREN) to be void. On 21 August 2023, Iris Energy Limited (d/b/a IREN) and the Non-Recourse SPVs filed a notice to appeal the judgement. On 30 January 2024, NYDIG filed a notice of cross appeal with the Court of Appeal to appeal the dismissal of the substantive consolidation and oppression remedy relief that was dismissed. In particular, NYDIG sought an order that the substantive consolidation and oppression remedies be remitted to the Trial Court for consideration and reasons. On 27 June 2024, the Court of Appeal released its reasons for judgment. The Court of Appeal: (a) granted the appeal by the Non-Recourse SPVs and Iris Energy Limited (d/b/a IREN), finding that the intercompany transactions were not fraudulent conveyances (b) denied NYDIG’s cross-appeal by finding that there is no basis for appellate interference in relation to the Trial Court’s dismissal of NYDIG’s substantive consolidation claim; and (c) upheld NYDIG’s cross-appeal in part by finding that the application for relief in relation to the oppression remedy is remitted to the Trial Court for the judge for consideration. The matter has not been listed in the Trial Court as of the date of these consolidated financial statements.

Note 31. Share-based payments
The Group has entered into a number of share-based compensation arrangements. Details of these arrangements, which are considered as options for accounting purposes, are described below:
Employee Share Plans
The Group’s Employee Share Plans are loan-funded share schemes. These loan-funded shares generally vest subject to satisfying employment service periods (and in some cases, non-market-based performance milestones). The employment service periods are generally met in three equal tranches on the third, fourth and fifth anniversary of the grant date. Under this scheme, the Company issues a limited recourse loan (that has a maximum term of up to 9 years and 11 months) to employees for the sole purpose of acquiring shares in the Company. Upon disposal of any loan-funded shares by employees, the aggregate purchase price for the shares shall be applied by the Company to pay down the outstanding loan payable.

Iris Energy Limited (d/b/a IREN)
Notes to the consolidated financial statements
30 June 2024
Note 31. Share-based payments (continued)
The recourse on the loan is limited to the lower of the initial amount of the loan granted to the employee and the proceeds from the sale of the underlying shares. Employees are entitled to exercise the voting and dividend rights attached to the shares from the date of allocation. If the employee leaves the Company within the vesting period, the shares may be bought back by the Company at the original issue price and the loan is repaid. Loan-funded shares have been treated as options as required under IFRS 2 Share-based Payments. Vesting of instruments granted under the Employee Share Plans are dependent on specific service thresholds being met by the employee.
2021 Executive Director Liquidity and Price Target Options
On 20 January 2021, the Board approved the grant of 1,000,000 options each to entities controlled by Daniel Roberts and William Roberts (each an Executive Director) to acquire ordinary shares at an exercise price of $3.868 (A$5.005) with an expiration date of 20 December 2025. All ‘Executive Director Liquidity and Price Target Options’ vested on completion of the IPO on 17 November 2021.
Employee Option Plan
The Board approved an Employee Option Plan on 28 July 2021. The terms of the Employee Option Plan are substantially similar to the Employee Share Plan, with the main difference being that the incentives are issued in the form of options and loans are not provided to participants. If the employee leaves the Company within the vesting period of the options granted, the Board retains the absolute discretion to cancel any unvested options held by the employee. Vesting of options granted under the Employee Option Plan is generally dependent on specific service thresholds being met by the employee.
Non-Executive Director Option Plan
The Board approved a Non-Executive Director Option Plan ("NED Option Plan") on 28 July 2021. The terms of the NED Option Plan are substantially similar to the Employee Option Plan. Vesting of instruments granted under the NED Option Plan is dependent on specific service thresholds being met by the Non-Executive Director. Where an option holder ceases to be a Director of the Company within the vesting period, the options granted to that Director will vest on a pro-rata basis of the associated service period. The Board retains the absolute discretion to cancel any remaining unvested options held by the option holder.
$75 Exercise Price Options
On 18 August 2021, the Group’s shareholders approved the grant of 2,400,000 long-term options each to entities controlled by Daniel Roberts and William Roberts to acquire ordinary shares at an exercise price of $75 per option ("$75 Exercise Price Options"). These options were granted on 14 September 2021, and have a contractual exercise period of 12 years.
The options are subject to customary adjustments to reflect any reorganization of the Company’s capital, as well as adjustments to vesting thresholds including any future issuance of ordinary shares by the Company.
The $75 Exercise Price Options will vest in four tranches following listing of the Company, if the relevant ordinary share price is equal to or exceeds the corresponding vesting threshold and the relevant executive director has not voluntarily resigned as a director of the Company. The initial vesting thresholds are detailed below based on 24,195,092 ordinary shares outstanding at the time of issuance:
•If the VWAP of an ordinary share over the immediately preceding 20 trading days is equal to or exceeds $370: 600,000 Long-term Target Options will vest
•If the VWAP of an ordinary share over the immediately preceding 20 trading days is equal to or exceeds $650: 600,000 Long-term Target Options will vest
•If the VWAP of an ordinary share over the immediately preceding 20 trading days is equal to or exceeds $925: 600,000 Long-term Target Options will vest
•If the VWAP of an ordinary share over the immediately preceding 20 trading days is equal to or exceeds $1,850: 600,000 Long-term Target Options will vest
The VWAP vesting thresholds may also be triggered by a sale or takeover of the Company based upon the price per ordinary share received in such transaction.

Iris Energy Limited (d/b/a IREN)
Notes to the consolidated financial statements
30 June 2024
Note 31. Share-based payments (continued)
The option holder is entitled to receive in its capacity as a holder of the options, a distribution paid by the Company per ordinary share as if the vested options were exercised and ordinary shares issued to the option holder at the relevant time of such distribution.
2022 Long-Term Incentive Plan Restricted Stock Units ("2022 LTIP")
In June 2022, the Board approved a new long term incentive plan under which participating employees generally have been granted RSUs in two equal tranches after three and four years of continued service, including a portion the vesting of which is also subject to the achievement of specified performance goals over this time period. RSUs issued under the new long term incentive plan are subject to other terms and conditions contained in the plan.
Under the terms of the plan, the Board maintains sole discretion over the administration, eligibility and vesting criteria of instruments issued under the 2022 LTIP.
During the year ended 30 June 2023, the following grants were made under the 2022 LTIP:
•1,594,215 RSUs to certain employees and key management personnel (‘KMP’) of the Group were issued RSUs of which 50% of each individual’s RSU grant will vest after 3.25 years and the remaining 50% will vest after 4.25 years, subject to the following criteria which is tested at the end of each respective vesting period:
◦80% vesting based on continued service with the Group over the vesting period; and
◦20% vesting based on total shareholder return (‘TSR’) against a peer group of Nasdaq listed entities (and continued service over the vesting period).
•305,630 RSUs to the nominated entity of each of Daniel Roberts and William Roberts which are subject to a sole vesting condition and will immediately vest when the daily closing share price of the of the ordinary shares of Company exceeds $28 for 10 trading days out of any 15 consecutive full trading day period following the grant date.
•Daniel Roberts and William Roberts also received a Co-Founder and Co-Chief Executive Officer grant of 713,166 to each of the nominated entity, which have time-based vesting conditions and will vest, in three equal tranches on 1 July 2024, 1 July 2025 and 1 July 2026.
•108,559 RSUs to certain Non-Executive Directors. These RSUs vested within 10 days of the release of the consolidated Group financial statements for the year ended 30 June 2023.
During the year ended 30 June 2024, there were no grants made under the 2022 LTIP.

2023 Long-Term Incentive Plan Restricted Stock Units ("2023 LTIP")
In June 2023, the Board approved a revised long term incentive plan under which participating employees have been granted RSUs in three tranches, the first two tranches being time-based vesting conditions and the third tranche being performance-based vesting conditions. RSUs issued under the revised long term incentive plan are subject to other terms and conditions contained in the plan.

Under the terms of the plan, the Board maintains sole discretion over the administration, eligibility and vesting criteria of instruments issued under the 2023 LTIP.

During the year ended 30 June 2024, the following grants were made under the 2023 LTIP:
•3,194,491 RSUs to certain employees and key management personnel (“KMP”) of the Group were issued RSUs of which:
◦809,883 RSUs are subject to time-based vesting conditions and will vest after one years;
◦809,883 RSUs are subject to time-based vesting conditions and will vest after two years;
◦1,574,725 RSUs are subject to performance-based vesting conditions and will vest after three years based on total shareholder return measured against the Nasdaq Small Cap Index ("NQUSS") (and continued service over the vesting period).
•120,303 RSUs to certain Non-Executive Directors. These RSUs will vest within 10 days of the release of the consolidated Group financial statements for the year ended 30 June 2024 or in any event by no later than 31 December 2024.

Iris Energy Limited (d/b/a IREN)
Notes to the consolidated financial statements
30 June 2024
Note 31. Share-based payments (continued)
Reconciliation of outstanding share options
Set out below are summaries of options granted under all plans:

	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	30 June 2024	30 June 2024	30 June 2023	30 June 2023

Outstanding as at 1 July	8,906,839	$41.93	9,010,547	$41.67
Granted during the year	34,454	$13.47	-	-
Forfeited during the year	-	-	(103,708)	$20.03
Exercised during the year	(457,282)	$1.89	-	-

Outstanding at the end of the financial year	8,484,011	$43.97	8,906,839	$41.93

Exercisable at the end of the financial year	3,332,076	$3.01	3,485,302	$2.97
As at 30 June 2024, the weighted average remaining contractual life of options outstanding is 6.56 years (30 June 2023: 7.57 years). As at 30 June 2024, the exercise prices associated with the options outstanding ranges from $1.53 to $75.00 (30 June 2023: $1.53 to $75.00). For the share options exercised during the year, the weighted average share price at the date of exercise is $9.27.
Reconciliation of outstanding RSUs
Set out below are summaries of RSUs granted under all plans:

	Number of RSUs	Number of RSUs
	30 June 2024	June 30, 2023

Outstanding as at 1 July	3,623,867	-
Granted during the year	3,314,794	3,740,366
Forfeited during the year	(221,455)	(112,499)
Exercised during the year	(104,559)	(4,000)

Outstanding at the end of the financial year	6,612,647	3,623,867

Exercisable at the end of the financial year	-	-
As at 30 June 2024, the weighted average remaining contractual life of RSUs outstanding is 2.76 years. All RSUs have a nil weighted average exercise price.
Valuation methodology
The fair value of instruments issued under the Employee Share Plans have been measured using a Black-Scholes-Merton valuation model. The fair value of the Executive Director Liquidity and Price Target Options, and Long-Term Incentive

Iris Energy Limited (d/b/a IREN)
Notes to the consolidated financial statements
30 June 2024
Note 31. Share-based payments (continued)
Plan RSUs have been measured using a Monte-Carlo simulation. Service and non-market performance conditions attached to the arrangements were not taken into account when measuring fair value.
The following table lists the inputs used in measuring the fair value of arrangements granted during the years ended 30 June 2024 and 30 June 2023:

Grant date	Dividend yield	Expected volatility	Risk-free interest rate	Expected life (weighted average)	Grant date share price	Exercise price (weighted average)	Fair value (weighted average)	Number of options/RSUs granted
	%	%	%	years	US$	US$	US$

Long Term Incentive Plan
1 July 2022
Service RSUs	-	-	-	3.74	3.73	-	3.73	1,109,500
TSR RSUs (3.25 years)	-	120%	3.00%	3.25	3.73	-	3.22	138,189
TSR RSUs (4.25 years)	-	120%	3.25%	4.25	3.73	-	3.38	138,189
Share Price Target RSU	-	120%	3.60%	15.00	3.73	-	1.72	611,260

22 December 2022
Service RSUs	-	-	-	1.00	1.13	-	1.13	104,559

11 January 2023
Service RSUs	-	-	-	3.75	1.53	-	1.53	169,870
TSR RSUs	-	120%	3.25%	3.75	1.53	-	1.32	42,467

19 June 2023
Service RSUs	-	-	-	2.00	3.42	-	3.42	1,426,332

1 July 2023
Service RSUs	-	-	-	2.00	4.66	-	4.66	1,676,083
TSR RSUs	-	-	4.39%	3.00	4.66	-	2.40	1,534,598

17 July 2023
Service RSUs	-	-	-	1.00	7.14	-	7.14	18,908

13 January 2024
Service RSUs	-	-	-	2.00	5.15	-	5.15	45,078
TSR RSUs	-	-	3.85%	3.00	5.15	-	2.98	40,127
The share-based payment expense for the year was $23,636,000 (2023: $14,356,000, 2022: $13,896,000).

Iris Energy Limited (d/b/a IREN)
Notes to the consolidated financial statements
30 June 2024
Note 32. Related party transactions
Parent entity
Iris Energy Limited (d/b/a IREN) is the ultimate parent entity.
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

Note 33. Key management personnel disclosures
Details of Directors and key management personnel
The following persons were Directors of Iris Energy Limited (d/b/a IREN) at any time during the year, up to the date of this report:

Individual	Position	Date of Commencement	Date ceased to be KMP
Daniel Roberts	Executive Director, Co-Founder and Co-Chief Executive Officer	6 November 2018	-
William Roberts	Executive Director, Co-Founder and Co-Chief Executive Officer	6 November 2018	-
David Batholomew	Non-Executive Director	24 September 2021	-
Christopher Guzowski	Non-Executive Director	19 December 2019	-
Michael Alfred	Non-Executive Director	21 October 2021	-
Sunita Parasuraman	Non-Executive Director	17 July 2023	-
The following persons were considered to be KMP of Iris Energy Limited (d/b/a IREN) at any time during the year:

Individual	Position	Date of Commencement	Date ceased to be KMP
David Shaw	Chief Operating Officer	22 October 2021	-
Belinda Nucifora	Chief Financial Officer	16 May 2022	-
Cesilia Kim	Chief Legal Officer	1 January 2023	-
Significant Transactions with key management personnel
On or around 18 August 2021, the shareholders of the Company approved the issue of one B Class share each (for consideration of A$1.00 per B Class share) to entities controlled by Daniel Roberts and William Roberts, respectively. The B Class shares were formally issued on 7 October 2021. Each B Class share confers on the holder fifteen votes for each ordinary share in the Company held by the holder. In addition, a B Class share confers a right for the holder to nominate a director to put forward for election to the Board. Because of the increased voting power of the B Class shares, the holders

Iris Energy Limited (d/b/a IREN)
Notes to the consolidated financial statements
30 June 2024
Note 33. Key management personnel disclosures (continued)
of the B Class shares collectively could continue to control a significant percentage of the combined voting power of the Company's shares and therefore may be able to control all matters submitted to the Company’s shareholders for approval until the redemption of the B Class shares by the Company on the earlier of (i) when the holder ceases to be a director due to voluntary retirement; (ii) a transfer of B Class shares in breach of the Constitution; (iii) liquidation or winding up of the Company; or (iv) at any time which is 12 years after the Company’s ordinary shares are first listed on a recognized stock exchange. Aside from these governance rights, the B Class shares do not provide the holder with any economic rights (e.g. the B Class shares do not confer on its holder any right to receive dividends). The B Class shares are not transferable by the holder (except in limited circumstances to affiliates of the holder).
Deed of access, insurance and indemnity
The Group has entered into deeds of access, insurance and indemnity with each of our directors and certain of our officers. These deeds provide the directors and officers with contractual rights to indemnification and expense advancement and are governed by the laws of Victoria, Australia.
Compensation
The aggregate compensation made to Directors and other members of key management personnel of the Group is set out below:

	Consolidated
	Year ended 30 June 2024	Year ended 30 June 2023
	US$	US$

Short-term employee benefits	8,137,249	7,967,322
Post-employment benefits	86,515	66,830
Share-based payments	21,571,999	13,905,489

Total KMP compensation	29,795,763	21,939,641
The following table summarizes the movement in options and RSUs outstanding issued to Directors and other members of KMP:

	Number of options/RSUs	Weighted average exercise price	Number of options/RSUs	Weighted average exercise price
	30 June 2024	30 June 2024	30 June 2023	30 June 2023

Outstanding as at 1 July	10,008,224	$37.84	6,973,516	$53.16
Granted during the year	2,564,809	-	3,070,379	$2.97
Forfeited during the year	-	-	(31,671)	$36.45
Exercised during the year	(104,559)	-	(4,000)	-

Outstanding at the end of the financial year	12,468,474	$30.37	10,008,224	$37.84

Exercisable at the end of the financial year	2,017,021	$3.92	2,017,021	$3.87

Iris Energy Limited (d/b/a IREN)
Notes to the consolidated financial statements
30 June 2024
Note 34. Events after the reporting period

Bitmain Hardware Purchase
The Group entered into a new firm purchase agreement with Bitmain Technologies Delaware Limited (“Bitmain”) dated 16 August 2024, to purchase approximately 39,000 Bitmain S21 XP miners (approximately 10.5 EH/s) at a price of $21.5/TH. The purchased miners are scheduled to be shipped in October and November 2024. The total contracted cost (excluding shipping and taxes) is $226,395,000 payable in instalments.
No other matter or circumstance has arisen since 30 June 2024 that has significantly affected, or may significantly affect the Group's operations, the results of those operations, or the Group's state of affairs in future financial years.