Form 20-F/A
period 2024-06-30
IREN Ltd
filed 2025-03-20
CIK 1878848

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F/A
(Amendment No. 1)
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
IREN Limited
(Exact name of Registrant as specified in its charter)
Not applicable
(Translation of Registrant’s name into English)
Australia
(Jurisdiction of incorporation or organization)

Level 6, 55 Market Street
Sydney, NSW 2000 Australia
+61 2 7906 8301
(Address of principal executive offices)
Cesilia Kim, Chief Legal Officer
Tel: +61 2 7906 8301
Level 6, 55 Market Street
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
Yes ☒            No ☐
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report: ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☒
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
Yes ☐            No ☒

EXPLANATORY NOTE

Reference throughout this Amendment No. 1 to the Annual Report on Form 20-F to “IREN,” “the Company,” “the Group,” “our,” “us” and “we” refer to IREN Limited and its subsidiaries, unless the context otherwise requires.

The Company is filing this Amendment No. 1 (this “Amendment”) to its Annual Report on Form 20-F for the fiscal year ended June 30, 2024 (the “Original Form 20-F”), as originally filed with the Securities and Exchange Commission (the “SEC”) on August 28, 2024. This Amendment restates the Company’s previously issued audited consolidated financial statements as of and for the years ended June 30, 2024, 2023 and 2022 (the “Affected Periods”).

Restatement Background

Historically, the Company has classified receipts from Bitcoin mining revenue as cash flows from operating activities on the Company’s consolidated statements of cash flows.

In response to a comment letter received from the SEC in connection with its review of the Original Form 20-F, and following review and consultation with management and upon the recommendation of the Audit and Risk Committee, the Board of Directors of the Company concluded that the Company’s audited consolidated financial statements for the Affected Periods should be amended and restated to classify proceeds from sales of Bitcoin mined as cash flows from investing activities in accordance with IAS 7.16(b) "Statement of Cash Flows" ("IAS 7"). Therefore, the Company’s audited consolidated financial statements for the Affected Periods should no longer be relied upon. Further, any previously furnished or filed reports, earnings releases, investor presentations or similar communications regarding the restatement information for the Affected Periods should also no longer be relied upon. The restatement does not impact the Company’s consolidated statements of profit or loss and other comprehensive income, consolidated statements of financial position, consolidated statements of changes in equity, or cash and cash equivalents at the end of the respective periods for the Affected Periods.

Effect of Restatement

The effect of this restatement on the Company’s consolidated statements of cash flows for the years ended June 30, 2024, 2023 and 2022 is as follows:

	Year Ended June 30, 2024
	(As reported)	Adjustments	(As restated)
	US$'000	US$'000	US$'000
Cash flows from operating activities
Receipts from Bitcoin mining revenue	183,586	(183,586)	—
Net cash from/(used in) operating activities	52,716	(183,586)	(130,870)

Cash flows from investing activities
Proceeds from sale of Bitcoin mined	—	183,586	183,586
Net cash from/(used in) investing activities	(498,466)	183,586	(314,880)

	Year Ended June 30, 2023
	(As reported)	Adjustments	(As restated)
	US$'000	US$'000	US$'000
Cash flows from operating activities
Receipts from Bitcoin mining revenue	78,423	(78,423)	—
Net cash from/(used in) operating activities	6,045	(78,423)	(72,378)

Cash flows from investing activities
Proceeds from sale of Bitcoin mined	—	78,423	78,423
Net cash from/(used in) investing activities	(71,467)	78,423	6,956

	Year Ended June 30, 2022
	(As reported)	Adjustments	(As restated)
	US$'000	US$'000	US$'000
Cash flows from operating activities
Receipts from Bitcoin mining revenue	59,037	(59,037)	—
Net cash from/(used in) operating activities	21,557	(59,037)	(37,480)

Cash flows from investing activities
Proceeds from sale of Bitcoin mined	—	59,037	59,037
Net cash from/(used in) investing activities	(318,115)	59,037	(259,078)

Receipts from Bitcoin mining revenue was previously classified as cash flows from operating activities. This restatement results in the classification of proceeds from sale of Bitcoin mined as cash flows from investing activities in accordance with IAS 7.16(b) and does not impact the Company’s consolidated statements of profit or loss and other comprehensive income, consolidated statements of financial position, consolidated statements of changes in equity, or cash and cash equivalents at the end of the respective periods for the Affected Periods. These matters are described in Note 3 to the financial statements.

As all material restatement information will be included in this Amendment, investors and others should rely only on the financial information and other disclosures regarding the restatement information for the Affected Periods in this Amendment and in future filings with the SEC (as applicable) and should not rely on any previously furnished or filed reports, earnings release, investor presentations or similar communications regarding restatement information for the Affected Periods.

Internal Control Considerations

In connection with the Company’s review of the internal control structure related to the preparation of the restated financial statements for the Affected Periods, management identified a material weakness in the Company’s internal controls over financial reporting relating to the failure to design and maintain effective controls to ensure the accurate classification of proceeds from the sale of Bitcoin mined on the Company’s consolidated statements of cash flows. Management is in the process of implementing remediation measures to address the material weakness.

Items Amended in this Amendment

This Amendment contains the following sections:

•Item 3.D. “Risk Factors” – We have identified a material weakness in our internal control over financial reporting relating to our improper classification of proceeds from the sale of Bitcoin as cash flows from operations rather than cash flows from investing activities. If we are not able to remediate these material weaknesses in our internal controls over financial reporting, we may not be able to accurately report our financial results in a timely manner, which may adversely affect our investor confidence in us and materially and adversely affect our business and operating results

•Item 5. “Operating and Financial Results and Prospects”

•Item 6.F. “Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation”

•Item 15. “Controls and Procedures”

•Item 18. “Financial Statements,” and

•Item 19. “Exhibits” – Exhibit 12.1, 12.2, 12.3, 13.1, 13.2, 13.3, 15.1, 15.2, 101 and 104.

Other than as expressly set forth above, this Amendment does not, and does not purport to, update or restate the information in the Original Form 20-F or reflect any events that have occurred after the Original Form 20-F was initially filed on 28 August 2024. Accordingly, this Amendment should be read in conjunction with the Original Form 20-F and the Company’s other filings with the SEC.

Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Original Form 20-F.

i

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
Unless otherwise indicated or the context otherwise requires, all references in this annual report to the terms “IREN,” “the Company,” “the Group,” “our,” “us,” and “we” refer to IREN Limited and its subsidiaries.
Financial Statements
The consolidated financial statements cover IREN, consisting of IREN Limited and the entities it controlled at the end of, or during, the year ended June 30, 2024. The consolidated financial statements are presented in U.S. dollars, which is the presentation currency for IREN Limited . We prepared our annual consolidated financial statements for fiscal years ended June 30, 2024, 2023 and 2022 in accordance with IFRS, as issued by the IASB. Unless otherwise noted, our financial information presented herein for the fiscal years ended June 30, 2024, 2023 and 2022 is stated in dollars, our presentation currency. All references herein to “our financial statements,” “our audited consolidated financial information,” and/or “our audited consolidated financial statements” are to the Company’s consolidated financial statements included elsewhere in this annual report.

IREN Limited was previously known as Iris Energy Pty Ltd until October 7, 2021, when it converted to an Australian public unlisted company limited by shares and changed its name to Iris Energy Limited. As of February 15, 2024, the Company commenced doing business as “IREN” and on November 27, 2024, the Company changed its name to IREN Limited. IREN Limited is incorporated and domiciled in Australia. The Company’s Ordinary shares are listed on the Nasdaq under the trading ticker “IREN.” IREN Limited 's registered office and principal place of business are:

Registered office	Principal place of business
c/o Pitcher Partners	Level 6, 55 Market Street
Level 13, 664 Collins Street	Sydney NSW 2000
Docklands VIC 3008	Australia
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
Presentation Currency and Exchange Rates
The Directors elected to change the Group’s presentation currency for the consolidated financial statements from Australian dollars to U.S. dollars effective as of July 1, 2021. The change in presentation currency is a voluntary change which is presented retrospectively. The functional currency of IREN Limited and certain of its subsidiaries is Australian dollars, and for certain other subsidiaries the functional currency is one other than Australian dollars. Functional currency amounts are translated in the presentation currency in the manner described in Note 2 to our audited financial statements for the year ended June 30, 2024, included in this Annual Report on Form 20-F.
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
•our ability to successfully execute on our growth strategies and operating plans, including our ability to continue to develop our existing data center sites, design and deploy direct-to-chip liquid cooling systems, and diversify and expand into the market for HPC solutions we may offer (including the market for AI Cloud Services and potential colocation services);
•our limited experience with respect to new markets we have entered or may seek to enter, including the market for HPC solutions (including AI Cloud Services and potential colocation services);
•expectations with respect to the ongoing profitability, viability, operability, security, popularity and public perceptions of the Bitcoin network;
•any current and future HPC solutions (including AI Cloud Services and potential colocation services) we offer;
•our ability to secure and retain customers on commercially reasonable terms or at all, particularly as it relates to our strategy to expand into markets for HPC solutions (including AI Cloud Services and potential colocation services);
•our ability to manage counterparty risk (including credit risk) associated with any current or future customers, including customers of our HPC solutions (including AI Cloud Services and potential colocation services), and other counterparties;
•the risk that any current or future customers, including customers of our HPC solutions (including AI Cloud Services and potential colocation services), or other counterparties may terminate, default on or underperform their contractual obligations;
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
•our ability to secure additional hardware, including hardware for Bitcoin mining and any current or future HPC solutions (including AI Cloud Services and potential colocation services) we offer, on commercially reasonable terms or at all, and any delays or reductions in the supply of such hardware or increases in the cost of procuring such hardware;
•expectations with respect to the useful life and obsolescence of hardware (including hardware for Bitcoin mining and any current or future HPC solutions (including AI Cloud Services and potential colocation services) we offer);
•delays, increases in costs or reductions in the supply of equipment used in our operations including tariffs and certain equipment in high demand due to global supply chain constraints;
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
•public health crises, including an outbreak of an infectious disease and any governmental or industry measures taken in response;
•our ability to remain competitive in dynamic and rapidly evolving industries;
•damage to our brand and reputation;
•our ability to remediate our existing material weakness and to establish and maintain an effective system of internal controls;
•the increased regulatory and compliance costs of us ceasing to be a foreign private issuer and an emerging growth company, as a result of which we will be required, among other things, to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC commencing with our next fiscal year, and we will also be required to prepare our financial statements in accordance with U.S. GAAP rather than IFRS and to modify certain of our policies to comply with corporate governance practices required of a U.S. domestic issuer;
•that we do not currently pay any cash dividends on our ordinary shares, and may not in the foreseeable future and, accordingly, the ability to achieve a return on an investment in our ordinary shares will depend on appreciation, if any, in the price of our ordinary shares; and
•other risk factors disclosed under “Item 3.D.—Risk Factors” in this Amendment No. 1 and the Original Form, 20-F.

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
•Board: The board of directors of IREN Limited.
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

PART I
ITEM 3.    KEY INFORMATION
D. Risk Factors
An investment in our Ordinary shares is subject to a number of risks. You should carefully consider the following risk factor, which should be read in conjunction with all the other information presented in this Amendment No. 1, the Original Form 20-F and the Company's other filings with the SEC. The Original Form 20-F includes risk factors that were not impacted by the change as described in this Amendment No. 1. The risks and uncertainties described below and in the Original Form 20-F and the Company's other filings with the SEC are not the only ones we face. Additional risks and uncertainties that we do not know about or currently think are immaterial may also impair our business operations. The following risk and/or any of the risks described in the Original Form 20-F and the Company's other filings with the SEC, if they occur, could materially and adversely affect our business, results of operations, financial condition, and cash flows.
Risks Related to Our Business
We have identified a material weakness in our internal control over financial reporting relating to our improper classification of proceeds from the sale of Bitcoin mined as cash flows from operating activities rather than cash flows from investing activities. If we are not able to successfully remediate this material weakness, we may not be able to accurately report our financial results in a timely manner, which may adversely affect our investor confidence in us and materially and adversely affect our business and operating results.
In connection with our review of the internal control structure related to the preparation of the restated financial statements for the fiscal years as of and for the fiscal years ended June 30, 2024, 2023 and 2022, we have identified a material weakness in our internal control over financial reporting relating to the failure to design and maintain effective controls to ensure the accurate the classification of proceeds from the sale of Bitcoin mined on the Company's consolidated statements of cash flows. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented, or detected and corrected on a timely basis.. As a result of the improper classification of such cash flows, we amended and restated our audited consolidated financial statements as of and for the years ended June 30, 2024, 2023 and 2022 to classify proceeds from the sale of Bitcoin mined from cash flows from operating activities to cash flows from investing activities.
Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. To address the material weakness we identified, we are implementing additional review procedures to ensure proper consolidated statements of cash flows classification and consolidated financial statements preparation. Even if we successfully implement our remediation plan, there is no assurance that this initiative will ultimately have its intended effect.
We have incurred costs to date in connection with efforts to remediate this material weakness, and we expect to incur additional costs in the future in connection with the remediation of this material weakness. Even if we successfully remediate the material weakness described above, we cannot provide any assurance that we will not suffer from other material weaknesses in the future. If we fail to successfully remediate the material weakness described above or if we identify any new material weaknesses in the future, any such material weakness could limit our ability to prevent or detect a misstatement of our accounts or disclosures that could result in a material misstatement of our annual or interim financial statements. In such a case, we may be unable to maintain compliance with applicable U.S. securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in our financial reporting and our stock price may decline as a result.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion should be read together with our consolidated financial statements and the related notes thereto included elsewhere in this Amendment No. 1. The following discussion is based on our financial information prepared in accordance with the International Financial Reporting Standards, or IFRS, as issued by the IASB, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including U.S. GAAP, as well as “Presentation of Financial and Other Information” in this Amendment No. 1 and “Item 4. Information on the Company — B. Business Overview” in the Original Form 20-F. Some of the information contained in this discussion and analysis or set forth elsewhere in this Amendment No. 1 and the Original Form 20-F, including information with respect to our plans and strategy for our business, includes forward-looking statements that reflect plans, estimates and beliefs and involve numerous risks and uncertainties, including but not limited to those described in “Item 3. Key Information—Risk

Factors” and “Special Note Regarding Forward-Looking Statements” in this Amendment No. 1 and the Original Form 20-F. Therefore, actual results may differ materially from those contained in any forward-looking statements.
For a comparative discussion and analysis related to the results of operations and changes in financial condition for fiscal year 2023 compared to 2022, refer to Item 5. “Operating and Financial Review and Prospects” in our Original Form 20-F for the fiscal year ended June 30, 2023, filed on September 13, 2023, with the SEC and available at www.sec.gov, except as it relates to "Historical Cash Flows".
Our fiscal year ends on June 30. Accordingly, references herein to "fiscal year 2024", “fiscal year 2023,” and “fiscal year 2022” relate to the years ended June 30, 2024, June 30, 2023 and June 30, 2022, respectively.

Restatement of previously issued consolidated financial statements for the correction of the classification of cash flows from the sale of Bitcoin mined on the consolidated statements of cash flows
Historically, receipts from Bitcoin mining revenue were classified as cash flows from operating activities on the consolidated statements of cash flows. Following receipt of a comment letter issued by the SEC related to the Original Form 20-F, the Company determined that the proceeds from the sale of Bitcoin mined should have been classified as cash flows from investing activities on the consolidated statements of cash flows.
The impact of the correction of the error on the financial statements of the Company is an increase in cash flow from investing activities of $183.6 million, $78.4 million and $59.0 million and a corresponding decrease in cash flows from operating activities of $183.6 million, $78.4 million and $59.0 million for each of the fiscal years ended June 30, 2024, 2023 and 2022, respectively. There is no impact on the net increase/(decrease) in cash and cash equivalents or the balance of cash and cash equivalents at June 30, 2024, 2023 or 2022. The consolidated statements of financial position and balance of cash and cash equivalents as of June 30, 2024, 2023 or 2022, and the consolidated statements of profit or loss and other comprehensive income and the consolidated statements of changes in equity for the fiscal years ended June 30, 2024, 2023 or 2022, are not affected by this change.
As discussed in the Explanatory Note to this Form 20-F/A and in Note 3 to the consolidated financial statements included in this Annual Report on Form 20-F/A, we have restated the previously issued consolidated statements of cash flows for the fiscal years ended June 30, 2024, 2023 and 2022. The following discussion and analysis of our financial condition and results of operations incorporates the restated consolidated statements of cash flow amounts.
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

Net electricity costs

Net electricity costs is not presented in accordance with IFRS, and is defined as the sum of electricity charges, realized gain/(loss) on financial asset, ERS revenue, ERS fees and excludes the cost of REC purchases. ERS revenue and ERS fees are included in Other income and Other operating expenses, respectively (as described in more detail in Note 6 and Note 8 of the consolidated financial statements included in this Form 20-F). A key measure of the performance factor of our business is our ability to secure low-cost power, Net electricity costs allows us to measure the all-in-costs of electricity of our business on a current basis and we believe provides a useful tool for comparison to our competitors in a similar industry. We believe Net electricity costs is a useful metric for assessing operating performance including any gain/(loss) on the electricity purchased and subsequently resold, and earnings for our participation in demand response programs.

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

Components of our Results of Operations
Revenue
Bitcoin mining revenue

The Group operates data center infrastructure supporting the verification and validation of Bitcoin blockchain transactions in exchange for Bitcoin, referred to as “Bitcoin mining”. The Company has entered into arrangements with mining pools, whereby computing services are provided to the mining pools to perform hash calculations in exchange for non-cash consideration in the form of Bitcoin. The provision of computing services is the only performance obligation in the contract with the mining pool operators.

The Company has the right to decide the point in time and duration for which it will provide hash computation services to the mining pools. The contracts are terminable at any time by either party without substantive compensation to the other party for such termination. Upon termination, the mining pool operator (i.e., the customer) is required to pay the Company any amount due related to previously satisfied performance obligations. Since either party is able to terminate the agreement at any time without penalty, the contract is continually renewed throughout the day, resulting in a contract with a duration of less than 24 hours.

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

The fair value of the non-cash consideration is determined using the quantity of Bitcoin received multiplied by the spot price of the Bitcoin on the day it is received. The spot price data is sourced from the website of Kraken, the trading platform over which we exchange the Bitcoin we have mined (“Kraken”).

Management considers the prices quoted on Kraken to be a Level 1 input under IFRS 13 Fair Value Measurement. The Group did not hold any Bitcoin on hand as at June 30, 2024 (June 30, 2023: Nil).

AI Cloud Service revenue

The Group generates AI Cloud Service revenue through the provision of AI Cloud Services to customers. Revenue is measured at the fair value of the consideration received or receivable for services, net of discounts and sales taxes.
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

Realized gain/(loss) on financial asset
Realized gain/(loss) on financial asset represents a gain on the electricity purchased and subsequently resold under a power supply agreement at the Group’s Childress site. See Note 25 of the consolidated financial statements included in this Annual Report on Form 20-F for further information.
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

Unrealized gain/(loss) on financial asset
Unrealized gain/(loss) on financial asset represents the change in the fair value of the financial asset recorded in relation to electricity purchased for future usage periods. See Note 25 of the consolidated financial statements included in this Annual Report on Form 20-F for further information.
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

AI Cloud Service revenue

Our AI Cloud Service revenue for the years ended June 30, 2024 and 2023, was $3.1 million and nil, respectively. AI Cloud Service revenue generated during the year ended June 30, 2024 comprised revenue generated from the provision of AI Cloud Services to customers.
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

Realized gain on financial asset

Realized gain on financial asset represents a gain on the electricity purchased and subsequently resold under a power supply agreement at the Group’s Childress site. Realized gain recorded on financial asset for the years ended June 30, 2024 and 2023 were $4.1 million and nil respectively. See Note 25 of the consolidated financial statements included in this Annual Report on Form 20-F for further information.
Employee benefits expenses
Employee benefits expenses consist primarily of wages and salaries to employees and contractors, and associated taxes. Employee benefits expenses for the years ended June 30, 2024 and 2023 were $22.2 million and $17.9 million, respectively. The increase reflects a rise in the employee and contractor headcount, which was related to the expansion of business operations.
Share-based payments expense
Share-based payments expense for the years ended June 30, 2024 and 2023 was $23.6 million and $14.4 million, respectively. The increase was primarily due to amortization expenses recorded in relation to incentives issued under our 2022 Long-Term Incentive Plan and 2023 Long-Term Incentive Plan. See “Item 6. Directors, Senior Management and Employees—B. Compensation” and Note 32 of the consolidated financial statements included in this Annual Report on Form 20-F.

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
Other operating expenses
Other expenses for the years ended June 30, 2024 and 2023 was $21.1 million and $14.3 million, respectively. Other expenses represent insurance, marketing, office rent, charitable donations, a provision for GST on services exported to the Australian parent by certain Canadian subsidiaries, and general business expenses required to operate the business (see Note 8 to our audited financial statements for the year ended June 30, 2024 included in this Annual Report on Form 20-F). The increase primarily related to the expansion of the business operations and ongoing costs as a publicly listed company and includes an increase of $1.3 million in insurance, $1.3 million in sponsorship and marketing, $1.8 million in legal expenses, and $1.0 million and $1.3 million of a provision for non-refundable GST and PST, respectively.
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
Going Concern
The Group has determined there is material uncertainty that may cast significant doubt on the Group’s ability to continue as a going concern but has concluded it is appropriate to prepare the consolidated financial statements on a going concern basis which contemplates continuity of normal business activities, the realization of assets and settlement of liabilities in the ordinary course of business. The cash flows generated by the Group are inherently linked to several key uncertainties and risks including, but not limited to, volatility associated with the economics of Bitcoin mining and the ability of the Group to execute its business plan.
For the year ended 30 June 2024, the Group incurred a loss after tax of $29.0 million (2023: $171.9 million), net operating cash outflows of $130.9 million (2023: $72.4 million) and proceeds from sale of Bitcoin mined of $183.6 million (2023: $78.4 million). As at 30 June 2024, the Group had net current assets of $401.4 million (2023: net current assets of $65.2 million) and net assets of $1,097.4 million (2023: net assets of $305.4 million).
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
As a result, the Group has concluded there is material uncertainty related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern and, therefore, that it may be unable to realize its assets and discharge its liabilities in the normal course of business. However, the Group considers that it will be successful in the above matters and will have adequate cash reserves to enable it to meet its obligations for at least one year from June 30, 2024 and, accordingly, has prepared the consolidated financial statements on a going concern basis.
Off-Balance Sheet Arrangements
During the years ended June 30, 2024, 2023 and 2022, we did not have any material off-balance sheet arrangements.
Historical Cash Flows
The following table sets forth a summary of our historical cash flows for the years ended June 30, 2024, 2023 and 2022 presented.

	Year Ended June 30,

	2024	2023	2022
	($ thousands)	($ thousands)	($ thousands)
	(restated)	(restated)	(restated)
Net cash from/(used in) operating activities (restated)	(130,870)	(72,378)	(37,480)
Net cash from/(used in) investing activities (restated)	(314,880)	6,956	(259,078)
Net cash from financing activities	782,129	28,240	372,038
Net increase/(decrease) in cash and cash equivalents	336,379	(37,182)	75,480
Cash and cash equivalents at the beginning of the period	68,894	109,970	38,990
Effects of exchange rate changes on cash and cash equivalents	(672)	(3,894)	(4,500)
Net cash and cash equivalents at the end of the period	404,601	68,894	109,970
Comparison of the years ended June 30, 2024 and 2023
Operating activities

Our net cash used in operating activities was $130.9 million for the year ended June 30, 2024, compared to net cash used in operating activities of $72.4 million for the year ended June 30, 2023. This increase in operating cash outflows of $58.5 million was attributed to an increase in payments for electricity, suppliers and employees, and a decrease in receipts from other income. This was partially offset by an increase in receipts from AI Cloud Services revenue and interest received, and a decrease in interest paid.

Receipts from other income for the year ended June 30, 2024 decreased by $2.7 million and payments for electricity, suppliers and employees increased by $67.4 million. The receipts from other income for the year ended June 30, 2024 were generated from our participation in demand response programs at Childress. The receipts from other income for the year ended June 30, 2023 were generated from the sale of other assets. The increase in payments for electricity, suppliers and employees was primarily due to a $51.0 million increase in electricity payments, $6.6 million increase in wages and salaries, $2.5 million increase in insurance payments and a $6.4 million increase in payments to other suppliers in the year ended June 30, 2024, as compared with the year ended June 30, 2023. The increase in electricity payments was due to an increase in average operating hashrate and an expansion of the Group's capacity at Childress. The increase in wages and salaries, insurance and payments to other suppliers was primarily driven by the expansion of the Group's operations.

Receipts from AI Cloud Services for the year ended June 30, 2024 increased by $3.4 million and interest received increased by $4.2 million. The increase in receipts from AI Cloud Services was primarily due to the Group’s expansion into the provision of AI Cloud Services to third party customers, and the increase in interest received was primarily due to the increase in average cash and cash equivalents in the year ended June 30, 2024, as compared with the year ended June 30, 2023. We did not generate any receipts from AI cloud services during the year ended June 30, 2023. Interest paid for the year ended June 30, 2024 decreased by $3.9 million, as compared with the year ended June 30, 2023. The decrease in interest paid was due to the deconsolidation of two Non-Recourse SPV’s during the year ended June 30, 2023.

Investing activities

Our net cash used in investing activities was $314.9 million for the year ended June 30, 2024, compared to net cash from investing activities of $7.0 million for the year ended June 30, 2023. For the year ended June 30, 2024, the increase in cash outflows of $321.8 million was attributable to an increase in payments for mining hardware prepayments, payments for property, plant and equipment net of mining hardware prepayments, payments consisting of prepayments and deposits, and a decrease in proceeds from disposal of property, plant and equipment and proceeds from the release of deposits, partially offset by a $105.2 million increase in receipts from proceeds from sale of Bitcoin mined.

Proceeds from sale of Bitcoin mined for the year ended June 30, 2024 increased by $105.2 million, as compared to the year ended June 30, 2023. The increase in proceeds from sale of Bitcoin mined was primarily driven by the increase in average operating hashrate and the increase in average price realized for Bitcoin mined. Payments for mining hardware prepayments included payments relating to mining hardware which were paid in respect of the Hardware Purchases Agreements as outlined in “Hardware Purchase Contracts” included within this “Item 5. Operating and Financial Review and Prospects”. Our $141.9 million payment for property, plant and equipment net of mining hardware prepayments primarily related to the continuing expansion of our data center capacity at Childress and the purchase of equipment in connection with the expansion into AI Cloud Services at our data center in Prince George. Prepayments and deposits paid included a $12.2 million payment relating to connection deposits paid in connection with the 1,400MW Sweetwater data center site and an additional $5.5 million electricity security deposit paid in relation to security deposits in relation to the Mackenzie site. Proceeds from release of deposits for the year ended June 30, 2024 decreased by $18.4 million, as compared to the year ended June 30, 2023 primarily relating to the return of connection deposits paid in relation to the Childress site.
Financing activities

Net cash from financing activities was $782.1 million for the year ended June 30, 2024, compared to net cash from financing activities of $28.2 million for the year ended June 30, 2023. For the year ended June 30, 2024, our cash inflows comprised primarily of $731.7 million in net proceeds from the issuance of 106,658,108 shares under the Sales Agreement pursuant to our at-the-market program and $51.4 million in net proceeds from the issuance of 13,252,781 shares under the Purchase Agreement pursuant to our equity line of credit.
Comparison of the years ended June 30, 2023 and 2022

Operating activities

Our net cash used in operating activities was $72.4 million for the year ended June 30, 2023, compared to a net cash used in operating activities of $37.5 million for the year ended June 30, 2022. This increase in operating cash outflows of $34.9 million was attributed to an increase in payments for electricity, suppliers and employees, partially offset by an increase in receipts from other income.

Payments for electricity, suppliers and employees increased by $40.0 million. The increase in payments for electricity, suppliers and employees was primarily due to a $25.1 million increase in electricity payments and $14.9 million payments to other suppliers in the year ended June 30, 2023, as compared with the year ended June 30, 2022. The increase in electricity payments was due to an increase in average operating hashrate and an expansion of the Group's capacity at Childress.

The increase in operating cash outflows was partially offset by a $3.1 million increase in receipts from other income for the year ended June 30, 2023 which was primarily generated from the sale of other assets. We did not generate any receipts from other income during the year ended June 30, 2022.

Investing activities

Our net cash from investing activities was $7.0 million for the year ended June 30, 2023, compared to net cash used in investing activities of $259.1 million for the year ended June 30, 2022. For the year ended June 30, 2023, there was a decrease in cash outflows of $266.1 million which was attributable to an increase in proceeds from sale of Bitcoin mined, increase in proceeds from release of deposits, increase in proceeds from disposal of property, plant and equipment and decreases in payments for mining hardware prepayments, payments for property, plant and equipment net of mining hardware prepayments, and payments consisting of prepayments and deposits.

Proceeds from sale of Bitcoin mined for the year ended June 30, 2023 increased by $19.4 million, as compared to the year ended June 30, 2022. The increase in proceeds from sale of Bitcoin mined was primarily driven by the increase in average operating hashrate, partially offset by a decrease in average price realized for Bitcoin mined. Proceeds from disposal of property, plant and equipment for the year ended June 30, 2023 increased by $32.4 million, as compared to the year ended June 30, 2022 relating to the disposal of mining hardware. Proceeds from release of deposits for the year ended June 30, 2023 increased by $18.4 million, as compared to the year ended June 30, 2022 primarily relating to the return of connection deposits paid in relation to the Childress site.

For the year ended June 30, 2023, there was a decrease of $210.6 million relating to payments for mining hardware prepayments during the year ended June 30, 2023, as compared with the year ended June 30, 2022. No such payments were made during the year ended June 30, 2023.

Financing activities

Our net cash from financing activities was $28.2 million for the year ended June 30, 2023, compared to net cash from financing activities of $372.0 million for the year ended June 30, 2022. For the year ended June 30, 2023, our cash inflows comprised primarily of $39.3 million in net proceeds from the issuance of 11,089,357 shares under the Purchase Agreement pursuant to our equity line of credit, and our cash outflows comprised primarily of $9.4 million for the repayment of borrowings and $1.0 million in capital raising costs.

For the year ended June 30, 2022, our cash inflows comprised primarily of $215.3 million in proceeds from Initial Public Offering (net of underwriting fees) which closed on November 19, 2021, pursuant to which we issued and sold 8,269,231 Ordinary shares, $107.8 million from proceeds from hybrid financial instruments and $65.2 million from proceeds from mining hardware finance, and our cash outflows comprised primarily of $12.1 million for the repayment of borrowings and $4.2 million in capital raising costs.

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
D.Trend Information
Please refer to our disclosure set forth under “Item 3. Key Information—Risk Factors” and “Item 4. Information on the Company” in the Original Form 20-F and elsewhere in this “Item 5. Operating and Financial Review and Prospects” for information regarding the material risks, business developments, strategies, and operations that are most likely to affect our business and results of operations through 2025.
E.Critical Accounting Estimates
Share-based payment transactions
We measure the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by using the Black-Scholes-Merton option-pricing model and Monte-Carlo simulations which take into account the terms and conditions upon which the instruments were granted. Management has exercised its best judgements in determining the key inputs for the valuation models used which includes volatility, grant-date share price, expected term and the risk-free rate. See Note 32 to our audited financial statements for the year ended June 30, 2024 for the key assumptions.
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
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.
The Company maintains the IREN Limited Restatement Clawback Policy (the “Clawback Policy”) as required by Section 5608 of the Nasdaq listing rules and Rule 10D-1 of the Exchange Act. A copy of the Clawback Policy is filed as Exhibit 97.1 to the Original Form 20-F. Based on a comment letter received from the SEC in connection with its review of the Original Form 20-F, and following review and consultation with management and upon the recommendation of the Audit and Risk Committee, the Board of Directors of the Company concluded that the Company’s audited consolidated financial statements for the Affected Periods should be amended and restated to classify proceeds from sales of Bitcoin mined as cash flows from investing activities in accordance with IAS 7.16(b) “Statement of Cash Flows” (“IAS 7”), which has been reflected in the restated audited consolidated financial statements for the years ended June 30, 2024, 2023 and 2022 that are filed herewith.
The Company conducted a recovery analysis to determine whether the restatement described in Note 3 to the restated audited consolidated financial statements required recovery of erroneously awarded incentive-based compensation pursuant to the Clawback Policy. Based on such analysis, the Company concluded that the restatement of previously issued financial statements described in Note 3 did not require recovery of any incentive-based compensation pursuant to the Clawback Policy because current and former executive officers who are subject to the Clawback Policy have never received incentive-based compensation based on any financial reporting measure that was impacted by the restatement.

PART II
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
Based on such evaluation, our Co-Chief Executive Officers and Chief Financial Officer concluded that, as of June 30, 2024, our disclosure controls and procedures were not effective, due to the material weakness in our internal control over financial reporting described below.
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
Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2024. This assessment was performed under the direction and supervision of our Co-Chief Executive Officers and our Chief Financial Officer, and based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that, as of June 30, 2024, the Company’s internal control over financial reporting was not effective due to the material weakness described below.
As defined in Regulation 12b-2 under the Exchange Act, a "material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented, or detected on a timely basis.
In connection with our review of the internal control structure related to the preparation of the restated financial statements as of and for the years ended June 30, 2024, 2023 and 2022, management identified a material weakness in our internal controls over financial reporting relating to the failure to design and maintain effective controls to ensure the accurate classification of proceeds from the sale of Bitcoin mined on the Company’s consolidated statements of cash flows. Historically, the Company has classified receipts from Bitcoin mining revenue as cash flows from operating activities on the Company’s consolidated statements of cash flows. In response to a comment letter received from the SEC in connection with its review of the Original Form 20-F, and following review and consultation with management and upon the recommendation of the Audit and Risk Committee, the Board of Directors of the Company concluded that the Company’s audited consolidated financial statements as of and for the years ended June 30, 2024, 2023 and 2022 should be amended and restated to classify proceeds from sales of Bitcoin mined as cash flows from investing activities.
Remediation of Material Weakness in Internal Control Over Financial Reporting

The Company intends to strengthen its internal control over financial reporting and is committed to ensuring that such controls are designed and operating effectively. To address the material weakness described above, the Company is implementing additional review procedures to ensure proper consolidated statement of cash flows classification and consolidated financial statements presentation. The material weaknesses in the Company’s internal control over financial reporting will not be considered remediated until the remediated controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. Management’s efforts are ongoing, and the Company expects its remediation plan to be completed by the end of the financial year ended June 30, 2026. If these remediation efforts do not prove effective and control deficiencies and material weaknesses persist or occur in the future, the accuracy and timing of the Company’s financial reporting may be materially and adversely affected, including as described in the "Risk Factors” section above.

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
D.Changes in Internal Control Over Financial Reporting
Except as otherwise described above, there has been no change to the Company’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting.

PART III
ITEM 18.    FINANCIAL STATEMENTS
See our audited consolidated financial statements beginning at page F-1.
ITEM 19.    EXHIBITS
The following documents are filed as part of this annual report:

Exhibit No.	Exhibit
12.1	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Co-Chief Executive Officer.

12.2	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Co-Chief Executive Officer.

12.3	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer.

13.1	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Co-Chief Executive Officer.

13.2	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Co-Chief Executive Officer.

13.3	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer.

15.1	Consent of Armanino LLP.

15.2	Consent of Raymond Chabot Grant Thornton LLP.

101.INS	Inline XBRL Instance Document. (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document).

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the inline XBRL document).

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

IREN Limited

March 20, 2025

By:	/s/ Daniel Roberts
	Name:	Daniel Roberts
	Title:	Co-Chief Executive Officer and Director

By:	/s/ William Roberts
	Name:	William Roberts
	Title:	Co-Chief Executive Officer and Director

By:	/s/ Belinda Nucifora
	Name:	Belinda Nucifora
	Title:	Chief Financial Officer

IREN Limited
Consolidated Financial Statements (restated) - 30 June 2024

IREN Limited
Contents
30 June 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Directors and Shareholders of IREN Limited
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of profit or loss and other comprehensive income (loss), changes in equity, and cash flows of IREN Limited (the "Group") for the year ended June 30, 2022, and the related notes (collectively referred to as the "consolidated financial statements").
In our opinion, the consolidated financial statements present fairly, in all material respects, the results of operations and cash flows for the year ended June 30, 2022 in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board.
Substantial Doubt About the Company's Ability to Continue as a Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, significant uncertainties exist about the Group's ability to generate positive free cash flow and raise sufficient capital to fund outstanding purchase commitments that raise substantial doubt about the Group's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Restatement of Previously Issued Financial Statements
As discussed in Note 3 to the consolidated financial statements, the Company has restated its consolidated financial statements for the year ended June 30, 2022 to correct certain misstatements.
Basis for Opinion
These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on the Group's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ ArmaninoLLP
Dallas, Texas

September 13, 2022, except for the effects of the restatement discussed in Note 3 to the consolidated financial statements, as to which the date is March 20, 2025

We began serving as the Company's auditors in 2021. In 2023, we became the predecessor auditor.

Report of Independent Registered Public Accounting Firm Board of Directors and Shareholders of IREN Limited
Raymond Chabot Grant Thornton LLP Suite 2000 National Bank Tower 600 De La Gauchetière Street West Montréal, Quebec H3B 4L8 T 514-878-2691
Opinion on the financial statements
We have audited the accompanying consolidated statement of financial position of IREN Limited (the “Company”) as of June 30, 2024 and 2023, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.
Restatement of previously issued financial statements
As discussed in Note 3 to the financial statements, the Company has restated its 2024 and 2023 financial statements to correct error.
Going concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 2 to the financial statements, the Company incurred net loss of $30 million during the year ended June 30, 2024 and significant uncertainties exist about the Company’s ability to generate positive free cash flow and raise sufficient capital to fund outstanding purchase commitments. These conditions, along with other matters as set forth in note 2, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
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

Member of Grant Thornton International Ltd	rcgt.com

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
Montreal, Canada
August 28, 2024, except for Note 3, as to which the date is March 20, 2025.

IREN Limited
Consolidated statements of profit or loss and other comprehensive income
For the years ended 30 June 2024, 2023 and 2022

		Consolidated
	Note	Year ended 30 June 2024	Year ended 30 June 2023	Year ended 30 June 2022
		US$’000	US$’000	US$’000
Revenue
Bitcoin mining revenue		184,087	75,509	59,037
AI cloud service revenue		3,105	-	-
Other income	6	1,566	3,137	12
Gain on disposal of subsidiaries		-	3,258	-

Expenses
Depreciation	7	(50,650)	(30,856)	(7,741)
Electricity charges		(81,605)	(35,753)	(10,978)
Realized gain on financial asset	25	4,121	-	-
Employee benefits expense		(22,203)	(17,897)	(7,448)
Share-based payments expense	32	(23,636)	(14,356)	(13,896)
Impairment of assets	17	-	(105,172)	(167)
Reversal of impairment of assets	15	108	-	-
Professional fees		(8,079)	(6,271)	(6,807)
Site expenses		(8,657)	(4,544)	(1,821)
Other operating expenses	8	(21,085)	(14,278)	(9,884)
Gain/(loss) on disposal of property, plant and equipment		43	(6,628)	-
Unrealized loss on financial asset	25	(3,448)	-	-
Operating profit/(loss)		(26,333)	(153,851)	307

Finance expense	9	(253)	(16,363)	(425,441)
Interest income		5,831	924	79
Foreign exchange gain/(loss)		(4,747)	(191)	8,009
Loss before income tax expense		(25,502)	(169,481)	(417,046)

Income tax expense	10	(3,453)	(2,390)	(2,724)
Loss after income tax expense for the year		(28,955)	(171,871)	(419,770)

Other comprehensive income/(loss)

Items that may be reclassified subsequently to profit or loss
Foreign currency translation		(338)	(13,641)	(23,553)

Other comprehensive income/(loss) for the year, net of tax		(338)	(13,641)	(23,553)

Total comprehensive loss for the year		(29,293)	(185,512)	(443,323)

		US$	US$	US$
Basic earnings per share	24	(0.29)	(3.14)	(10.25)
Diluted earnings per share	24	(0.29)	(3.14)	(10.25)
The above consolidated statements of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

IREN Limited
Consolidated statements of financial position
As at 30 June 2024 and 2023

		Consolidated
	Note	30 June 2024	30 June 2023
		US$’000	US$’000
Assets
Current assets
Cash and cash equivalents	11	404,601	68,894
Other receivables	12	29,367	6,543
Financial assets at fair value through profit or loss	25	6,530	-
Prepayments and other assets	14	11,888	13,793
Total current assets		452,386	89,230

Non-current assets
Property, plant and equipment	15	441,371	241,102
Right-of-use assets	16	1,549	1,374
Deferred tax assets	10	-	8
Computer hardware prepayments	13	239,841	68
Prepayments and other assets	14	17,459	-
Other assets		427	292
Total non-current assets		700,647	242,844

Total assets		1,153,033	332,074

Liabilities
Current liabilities
Lease liabilities	18	214	192
Income tax		1,389	32
Employee benefits		1,342	961
Trade and other payables	20	32,119	16,644
Deferred revenue	21	2,558	-
Provisions	19	13,375	6,172
Total current liabilities		50,997	24,001

Non-current liabilities
Lease liabilities	18	1,441	1,256
Deferred tax liabilities	10	3,125	1,365
Employee benefits		119	91
Total non-current liabilities		4,685	2,712

Total liabilities		55,682	26,713

Equity
Issued capital	22	1,764,289	965,857
Foreign currency translation reserve		(34,993)	(34,655)
Share-based payments reserve		51,286	28,435
Accumulated losses		(683,231)	(654,276)

Total equity		1,097,351	305,361
Total liabilities and equity		1,153,033	332,074
The above consolidated statements of financial position should be read in conjunction with the accompanying notes

IREN Limited
Consolidated statements of changes in equity
For the years ended 30 June 2024, 2023 and 2022

	Issued capital	Foreign currency translation reserve	Share-based payments reserve	Accumulated losses	Total equity (deficit)
	US$’000	US$’000	US$’000	US$’000	US$’000

Balance at 1 July 2021	10,338	2,539	304	(62,635)	(49,454)

Loss after income tax expense for the year	-	-	-	(419,770)	(419,770)
Other comprehensive loss for the year, net of tax	-	(23,553)	-	-	(23,553)

Total comprehensive loss for the year	-	(23,553)	-	(419,770)	(443,323)

Transactions with owners in their capacity as owners:
Share-based payments	-	-	13,896	-	13,896
Issue of ordinary shares	220,683	-	-	-	220,683
Conversion of hybrid financial instruments	695,383	-	-	-	695,383
Share-based payments, prepaid in advance	177	-	-	-	177

Balance at 30 June 2022	926,581	(21,014)	14,200	(482,405)	437,362

	Issued capital	Foreign currency translation reserve	Share-based payments reserve	Accumulated losses	Total equity
	US$’000	US$’000	US$’000	US$’000	US$’000

Balance at 1 July 2022	926,581	(21,014)	14,200	(482,405)	437,362

Loss after income tax expense for the year	-	-	-	(171,871)	(171,871)
Other comprehensive loss for the year, net of tax	-	(13,641)	-	-	(13,641)

Total comprehensive loss for the year	-	(13,641)	-	(171,871)	(185,512)

Transactions with owners in their capacity as owners:
Share-based payments (note 32)	515	-	14,235	-	14,750
Share issuances (note 22)	41,581	-	-	-	41,581
Capital raise costs (note 22)	(2,820)	-	-	-	(2,820)

Balance at 30 June 2023	965,857	(34,655)	28,435	(654,276)	305,361

	Issued capital	Foreign currency translation reserve	Share-based payments reserve	Accumulated losses	Total equity
	US$’000	US$’000	US$’000	US$’000	US$’000

Balance at 1 July 2023	965,857	(34,655)	28,435	(654,276)	305,361

Loss after income tax expense for the year	-	-	-	(28,955)	(28,955)
Other comprehensive loss for the year, net of tax		(338)	-		(338)

Total comprehensive loss for the year	-	(338)	-	(28,955)	(29,293)

Transactions with owners in their capacity as owners:
Share-based payments (note 32)	1,716	-	22,851	-	24,567
Share issuances (note 22)	822,855	-	-	-	822,855
Capital raise costs (note 22)	(26,139)	-	-	-	(26,139)

Balance at 30 June 2024	1,764,289	(34,993)	51,286	(683,231)	1,097,351
The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes

IREN Limited
Consolidated statements of cash flows (restated)
For the years ended 30 June 2024, 2023 and 2022

		Consolidated
	Note	Year ended 30 June 2024	Year ended 30 June 2023	Year ended 30 June 2022
		US$’000	US$’000	US$’000
		(restated)	(restated)	(restated)
Cash flows from operating activities
Receipts from AI cloud services revenue		3,432	-	-
Receipts from other income		438	3,104	-
Payments for electricity, suppliers and employees		(139,535)	(72,183)	(32,231)
Interest received		5,008	803	4
Interest paid		(213)	(4,102)	(5,253)
Net cash from/(used in) operating activities (restated)	29	(130,870)	(72,378)	(37,480)

Cash flows from investing activities
Proceeds from sale of Bitcoin mined (restated)		183,586	78,423	59,037
Payments for property, plant and equipment net of mining hardware prepayments	15	(141,855)	(116,064)	(83,654)
Payments for mining hardware prepayments		(338,054)	-	(210,593)
Payments for prepayments and other assets		(18,600)	(7,363)	(22,038)
Repayments/(advancement) of loan proceeds		-	2,291	(1,870)
Deconsolidation of Non-Recourse SPVs		-	(1,214)	-
Proceeds from disposal of property, plant and equipment	15	43	32,488	40
Proceeds from release of deposits		-	18,395	-
Net cash from/(used in) investing activities (restated)		(314,880)	6,956	(259,078)

Cash flows from financing activities
Proceeds from hybrid financial instruments	22	-	-	107,845
Capital raise costs	22	(946)	(1,012)	(4,212)
Proceeds from mining hardware finance		-	-	65,200
Repayment of borrowings		-	(9,432)	(12,120)
Proceeds from Initial Public Offering (net of underwriting fees)	22	-	-	215,331
Proceeds from loan funded shares	22	503	-	-
Payment of borrowing transaction costs		-	(250)	-
Share issuances		783,069	39,252	-
Repayment of lease liabilities		(497)	(318)	(6)
Net cash from financing activities		782,129	28,240	372,038

Net increase/(decrease) in cash and cash equivalents		336,379	(37,182)	75,480
Cash and cash equivalents at the beginning of the financial year		68,894	109,970	38,990
Effects of exchange rate changes on cash and cash equivalents		(672)	(3,894)	(4,500)
Cash and cash equivalents at the end of the financial year	11	404,601	68,894	109,970
The above consolidated statements of cash flows should be read in conjunction with the accompanying notes

IREN Limited
Notes to the consolidated financial statements (restated)
30 June 2024

Note 1. General information
The consolidated financial statements cover IREN Limited as a Group consisting of IREN Limited ("Company" or "Parent Entity") and the entities it controlled at the end of, or during, the year (collectively the "Group"). On 28 November 2024, the Company changed its name from Iris Energy Limited to IREN Limited.
The Company’s shares trade on the NASDAQ under the ticker symbol “IREN”.
IREN Limited is incorporated and domiciled in Australia. Its registered office and principal place of business are:

Registered office	Principal place of business

c/o Pitcher Partners	Level 6, 55 Market Street
Level 13, 664 Collins Street	Sydney NSW 2000
Docklands VIC 3008	Australia
Australia
The Group is a leading next-generation data center business powering the future of Bitcoin, AI and beyond.
The restated consolidated financial statements were authorized and approved for issue, in accordance with a resolution of Directors, on 20 March 2025. The Directors have the power to amend and reissue the consolidated financial statements.
Note 2. Material accounting policies
The material accounting policies adopted in the preparation of the consolidated financial statements are set out below.
Going concern
The Group has determined there is material uncertainty that may cast significant doubt on the Group’s ability to continue as a going concern but has concluded it is appropriate to prepare the consolidated financial statements on a going concern basis which contemplates continuity of normal business activities, the realization of assets and settlement of liabilities in the ordinary course of business. The cash flows generated by the Group are inherently linked to several key uncertainties and risks including, but not limited to, volatility associated with the economics of Bitcoin mining and the ability of the Group to execute its business plan.
For the year ended 30 June 2024, the Group incurred a loss after tax of $28,955,000 (2023: $171,871,000), net operating cash outflows of $130,870,000 (2023: $72,378,000) and proceeds from sale of Bitcoin mined of $183,586,000 (2023: $78,423,000). As at 30 June 2024, the Group had net current assets of $401,389,000 (2023: net current assets of $65,229,000) and net assets of $1,097,351,000 (2023: net assets of $305,361,000).
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

IREN Limited
Notes to the consolidated financial statements (restated)
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

As a result, the Group has concluded there is material uncertainty related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern and, therefore, that it may be unable to realize its assets and discharge its liabilities in the normal course of business. However, the Group considers that it will be successful in the above matters and will have adequate cash reserves to enable it to meet its obligations for at least one year from 30 June 2024, and, accordingly, has prepared the consolidated financial statements on a going concern basis.
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
Critical accounting estimates
The preparation of the consolidated financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in note 4.
Principles of consolidation
The principles outlined below are guided by IFRS 10 ‘Consolidated Financial Statements’ and pertain to the preparation of consolidated financial statements for IREN Limited and its subsidiaries.
The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of IREN Limited as at 30 June 2024 and 30 June 2023 and the results of all subsidiaries for the years ended 30 June 2024, 30 June 2023, and 30 June 2022.
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

IREN Limited
Notes to the consolidated financial statements (restated)
30 June 2024
Note 2. Material accounting policies (continued)
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
Digital assets
Bitcoin on hand at the end of a reporting period, if any, is classified as a digital asset, and is accounted for under IAS 38, "Intangible Assets" ("IAS 38"), as an intangible asset with an indefinite useful life. It is initially measured at cost, deemed to be the fair value upon receipt of the non-cash consideration for Bitcoin mining activities (Bitcoin), measured using the spot price quoted on Kraken at the time of receipt. Bitcoin is not amortized but is subject to annual impairment testing. Impairment is assessed by comparing the carrying value of the Bitcoin to its recoverable amount (the higher of fair value less costs to sell and value in use). Any impairment loss is recognized in the profit or loss statement. If the recoverable amount of the Bitcoin exceeds its carrying value, no impairment is recognized.
The Group reports Bitcoin on hand (if any) at the end of the reporting period as digital assets, however for each of the periods presented in these financial statements, the Group did not own Bitcoin at the end of the reporting period and accordingly no impairment assessment is required.

IREN Limited
Notes to the consolidated financial statements (restated)
30 June 2024
Note 2. Material accounting policies (continued)
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
Bitcoin mining revenue
The Group operates data center infrastructure supporting the verification and validation of Bitcoin blockchain transactions in exchange for Bitcoin, referred to as “Bitcoin mining”. The Group’s revenue is derived from providing computing services to perform hash calculations to mining pools. The Company has entered into arrangements, as amended from time to time, with mining pool operators to provide computing services to perform hash calculations to the mining pools. The provision of computing services to perform hash calculations to mining pools is an output of the Company’s ordinary activities. The Company has the right to decide the point in time and duration for which it will provide computing services. As a result, the Company’s enforceable right to compensation only begins when, and continues as long as, the Company provides computing services to perform hash calculations to the mining pool. The contracts can be terminated at any time by either party without substantive compensation to the other party for such termination. Upon termination, the mining pool operator (i.e., the customer) is required to pay the Company any amount due related to previously satisfied performance obligations. As either party is able to terminate the agreement at any time without penalty, the contract continuously renews throughout the day and therefore, the duration of the contract is less than 24 hours. The Company has

IREN Limited
Notes to the consolidated financial statements (restated)
30 June 2024
Note 2. Material accounting policies (continued)
determined that this renewal right is not a material right as the terms, conditions, and compensation amounts are at then market rates. There is no significant financing component in these transactions.

In exchange for providing computing services to perform hash calculations, which represents the Company’s only performance obligation, the Company is entitled to non-cash consideration in the form of cryptocurrency, calculated under the Full Pay Per Share ("FPPS") payout methods which contain three components, (1) a fractional share of the fixed cryptocurrency award from the mining pool operator (referred to as a “block reward”), (2) transaction fees generated from (paid by) blockchain users to execute transactions and distributed (paid out) to individual miners by the mining pool operator, and (3) mining pool operating fees retained by the mining pool operator for operating the mining pool. The Company’s total compensation is the sum of the Company’s share of (a) block rewards and (b) transaction fees, less (c) mining pool operating fees.

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

Because the consideration to which the Company expects to be entitled for providing computing services is entirely variable (block rewards, transaction fees and pool operating fees), as well as being non-cash consideration, the Company assesses the estimated amount of the variable non-cash consideration to which it expects to be entitled for providing computing services at contract inception and subsequently, to determine when and to what extent it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur once the uncertainty associated with the variable consideration is subsequently resolved. For each contract under the FPPS payout method, the Company recognizes the non-cash consideration on the same day that control of the contracted service transfers to the mining pool operator, which is the same day as the contract inception.
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
AI cloud services revenue
The Group generates AI cloud services revenue through the provision of AI cloud services, which represents the Group's only performance obligation. These AI services include providing customers with access to scalable infrastructure for cloud computing, computational power, storage and support services in exchange for cash consideration. The Group recognizes revenue from the AI cloud service in line with IFRS 15 guidance when it has satisfied its performance obligation, which occurs over time as access to the infrastructure for cloud computing, computational power, storage, and support services is provided to the customer. Revenue is measured at the fair value of the consideration received or receivable for services, net of discounts and sales taxes. The steps involved in recognizing AI cloud services revenue are set out as follows:

•AI cloud services revenue is recognized as service revenue rateably over the enforceable term of individual contracts which is typically the stated term. The Company satisfies its performance obligation as these services are provided over time. This method best represents the transfer of services.

IREN Limited
Notes to the consolidated financial statements (restated)
30 June 2024
Note 2. Material accounting policies (continued)
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

IREN Limited
Notes to the consolidated financial statements (restated)
30 June 2024
Note 2. Material accounting policies (continued)
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

IREN Limited
Notes to the consolidated financial statements (restated)
30 June 2024
Note 2. Material accounting policies (continued)
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

IREN Limited
Notes to the consolidated financial statements (restated)
30 June 2024
Note 2. Material accounting policies (continued)
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

IREN Limited
Notes to the consolidated financial statements (restated)
30 June 2024
Note 2. Material accounting policies (continued)
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

IREN Limited
Notes to the consolidated financial statements (restated)
30 June 2024
Note 2. Material accounting policies (continued)
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

Earnings per share
Basic earnings per share
Basic earnings per share is calculated by dividing the profit attributable to the owners of IREN Limited, by the weighted average number of ordinary shares outstanding during the financial year. The weighted average number of shares is also adjusted for any ordinary shares to be issued under mandatorily convertible instruments issued by the Group.
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

IREN Limited
Notes to the consolidated financial statements (restated)
30 June 2024
Note 2. Material accounting policies (continued)
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
Note 3. Restatement of statements of cash flows
Restatement of statements of cash flows
The statements of cash flows have been restated to classify the cash proceeds from the sale of Bitcoin mined, which are accounted for as intangible assets under IAS 38, as cash flows from investing activities in accordance with IAS 7.16(b).
Historically, the Company classified receipts from Bitcoin mining revenue in the statements of cash flows as operating activities on the basis that its core business and main activities are related to digital assets.
There was no impact on the overall net increase/(decrease) in cash and cash equivalents for the years ended 30 June 2024, 2023 and 2022.
The effects of the restatement on the affected financial statement line items are as follows:

IREN Limited
Notes to the consolidated financial statements (restated)
30 June 2024
Note 3. Restatement of statements of cash flows (continued)
Adjustments to the consolidated statements of cash flows for the year ended 30 June 2024 - restatement

	Year Ended June 30, 2024
	(As reported)	Adjustments	(As restated)
	US$'000	US$'000	US$'000
Cash flows from operating activities
Receipts from Bitcoin mining revenue	183,586	(183,586)	—
Net cash from/(used in) operating activities	52,716	(183,586)	(130,870)

Cash flows from investing activities
Proceeds from sale of Bitcoin mined	—	183,586	183,586
Net cash from/(used in) investing activities	(498,466)	183,586	(314,880)

Adjustments to the consolidated statements of cash flows for the year ended 30 June 2023 - restatement

	Year Ended June 30, 2023
	(As reported)	Adjustments	(As restated)
	US$'000	US$'000	US$'000
Cash flows from operating activities
Receipts from Bitcoin mining revenue	78,423	(78,423)	—
Net cash from/(used in) operating activities	6,045	(78,423)	(72,378)

Cash flows from investing activities
Proceeds from sale of Bitcoin mined	—	78,423	78,423
Net cash from/(used in) investing activities	(71,467)	78,423	6,956

Adjustments to the consolidated statements of cash flows for the year ended 30 June 2022 - restatement

	Year Ended June 30, 2022
	(As reported)	Adjustments	(As restated)
	US$'000	US$'000	US$'000
Cash flows from operating activities
Receipts from Bitcoin mining revenue	59,037	(59,037)	—
Net cash from/(used in) operating activities	21,557	(59,037)	(37,480)

Cash flows from investing activities
Proceeds from sale of Bitcoin mined	—	59,037	59,037
Net cash from/(used in) investing activities	(318,115)	59,037	(259,078)

IREN Limited
Notes to the consolidated financial statements (restated)
30 June 2024
Note 4. Critical accounting judgements, estimates and assumptions
The preparation of the consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts in the consolidated financial statements. Management continually evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgements, estimates and assumptions on historical experience and on other various factors, including expectations of future events, management believes to be reasonable under the circumstances. The resulting accounting judgements and estimates will seldom equal the related actual results. The judgements, estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities (refer to the respective notes) within the next financial year are discussed below.
Share-based payment transactions
The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by using the Black-Scholes-Merton option-pricing model and Monte-Carlo simulations which take into account the terms and conditions upon which the instruments were granted. Management has exercised its best judgements in determining the key inputs for the valuation models used which includes volatility, grant-date share price, expected term and the risk-free rate. Refer note 32 for further information and key assumptions.
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

IREN Limited
Notes to the consolidated financial statements (restated)
30 June 2024
Note 4. Critical accounting judgements, estimates and assumptions (continued)
Provisions
Provisions are recorded for present obligations arising from past events where settlement is expected to result in an outflow of resources. The Group has recorded provisions for sales tax at the best estimate of expenditure required to settle the obligation. Management makes assessments of provisions based on the expectations of probability of outcome and expectations of settlement which is inherently subject to uncertainty. Refer to Note 19 for further information.
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
Note 5. Operating segments
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

IREN Limited
Notes to the consolidated financial statements (restated)
30 June 2024
Note 5. Operating segments (continued)
Geographical information
Disaggregated revenue data by geographical region based on the location of the contracting entity within the operating segment is as follows:

	Consolidated
	30 June 2024	30 June 2023
	US$’000	US$’000
Revenue per geographical area
Australia	184,087	81,884
North-America	4,671	20

Non-current assets, excluding deferred tax assets, are located in the following geographical locations:

	Consolidated
	30 June 2024	30 June 2023
	US$’000	US$’000
Non-current assets per geographical area
Australia	658	867
North-America	699,989	241,969

Note 6. Other income

	Consolidated
	Year ended 30 June 2024	Year ended 30 June 2023	Year ended 30 June 2022
	US$’000	US$’000	US$’000

Net gain on disposal of other assets	-	3,117	-
ERS revenue	1,566	-	-
Other	-	20	12

Total other income	1,566	3,137	12
Other income for the year ended 30 June 2024 comprises income generated from an Emergency Response Service ("ERS") program entered into in Texas. This ERS program is a demand response program designed to help ERCOT mitigate rolling blackouts. The Group receives recurring capacity payments for agreeing to curtail electricity consumption in response to abnormally high electricity demand or other grid emergencies. Other income is generated by the Group’s participation in this program at the site in Childress, Texas, and the revenue is recognized on a monthly basis depending on electricity related factors as determined by the operator.

IREN Limited
Notes to the consolidated financial statements (restated)
30 June 2024
Note 7. Depreciation

	Consolidated
	Year ended 30 June 2024	Year ended 30 June 2023	Year ended 30 June 2022
	US$’000	US$’000	US$’000

Depreciation of property, plant and equipment	50,415	30,636	7,682
Depreciation of right-of-use assets	235	220	59

Total depreciation	50,650	30,856	7,741

Note 8. Other operating expenses

	Consolidated
	Year ended 30 June 2024	Year ended 30 June 2023	Year ended 30 June 2022
	US$’000	US$’000	US$’000

Insurance	7,033	5,687	5,065
Sponsorship and marketing	2,051	716	305
ERS fees	94	-	-
Charitable donations	640	164	464
Legal expenses	1,797	-	-
Filing fees	79	76	462
Site identification costs	-	15	258
Non-refundable sales tax (See Note 19 - Provisions)	6,276	4,972	2,469
Non-refundable provincial sales tax	1,408	371	-
Other expenses	1,707	2,277	861

Total other operating expenses	21,085	14,278	9,884
Other operating expenses previously included site expenses, however, for the year ended 30 June 2024, site expenses has been presented as a separate financial statement line item. Comparative figures have been updated accordingly.

IREN Limited
Notes to the consolidated financial statements (restated)
30 June 2024
Note 9. Finance expense

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

IREN Limited
Notes to the consolidated financial statements (restated)
30 June 2024
Note 10. Income tax expense

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

IREN Limited
Notes to the consolidated financial statements (restated)
30 June 2024
Note 10. Income tax expense (continued)

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

IREN Limited
Notes to the consolidated financial statements (restated)
30 June 2024
Note 10. Income tax expense (continued)

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

Note 11. Cash and cash equivalents

	Consolidated
	30 June 2024	30 June 2023
	US$’000	US$’000

Cash at bank	304,601	38,657
Cash on deposit (cash equivalents)	100,000	30,237

Total cash and cash equivalents	404,601	68,894
Cash on deposit includes term deposits with maturities of less than 90 days and are therefore considered cash and cash equivalents.

IREN Limited
Notes to the consolidated financial statements (restated)
30 June 2024
Note 12. Other receivables

	Consolidated
	30 June 2024	30 June 2023
	US$’000	US$’000

Current assets
Trade receivable	152	-
Government grant receivable (note 21)	2,078	-
Share issuances proceeds receivable	16,563	1,581
Provincial sales tax receivable	-	122
Interest receivable	1,472	-
ERS receivable	1,128	-
Other receivable	130	97
GST receivable	7,844	4,743

Total other receivables	29,367	6,543

Note 13. Computer hardware prepayments

	Consolidated
	30 June 2024	30 June 2023
	US$’000	US$’000

Non-current assets
Mining hardware prepayment	239,841	68

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

During the year ended 30 June 2023, an impairment of $12,961,000 was recorded in relation to mining hardware prepayments of which $11,301,000 related to the above utilization of all prepayments under the 10 EH/s contract with Bitmain. During the year ended 30 June 2023, an impairment of $1,660,000 was recorded against mining hardware prepayments held by IE CA 3 Holdings Ltd reducing the underlying carrying amount of the mining hardware prepayments held by IE CA 3 Holdings Ltd to $2,381,000 which were derecognized by the Group on deconsolidation of the entity on 3 February 2023. See note 17.

IREN Limited
Notes to the consolidated financial statements (restated)
30 June 2024
Note 14. Prepayments and other assets

	Consolidated
	30 June 2024	30 June 2023
	US$’000	US$’000

Current assets
Security deposits	2,101	2,420
Prepayments	9,787	11,373

Total current	11,888	13,793

Non-current assets
Security deposits	17,459	-

Total prepayments and other assets	29,347	13,793
Non-current deposits include connection deposits paid for expansion projects in British Columbia, Canada and West Texas, USA.

IREN Limited
Notes to the consolidated financial statements (restated)
30 June 2024
Note 15. Property, plant and equipment

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
Details of impairment expenses recorded during the year ended 30 June 2023 is set out in note 17.

IREN Limited
Notes to the consolidated financial statements (restated)
30 June 2024
Note 15. Property, plant and equipment (continued)
Reconciliations
Reconciliations of the written down values at the beginning and end of the current and previous financial year are set out below:

	Land	Buildings	Plant and equipment	Mining hardware	HPC hardware	Development assets	Total
Consolidated	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Balance at 1 July 2022	1,836	13,082	3,200	163,147	-	66,297	247,562
Additions	-	22,467	673	163,663	-	67,866	254,669
Deconsolidation of subsidiaries	-	-	-	(90,054)	-	-	(90,054)
Disposals	(6)	-	-	(39,046)	-	-	(39,052)
Exchange differences	(27)	2,852	(93)	(7,826)	-	(4,685)	(9,779)
Impairment of assets	-	-	-	(90,524)	-	(1,084)	(91,608)
Transfers in/(out)	-	113,967	-	-	-	(113,967)	-
Depreciation expense (note 7)	-	(4,310)	(347)	(25,979)	-	-	(30,636)

Balance at 30 June 2023	1,803	148,058	3,433	73,381	-	14,427	241,102
Additions	1,817	3,288	876	65,291	33,685	150,408	255,365
Disposals	-	-	(35)	(6)	-	(5)	(46)
Exchange differences	(19)	(2,706)	(104)	(1,595)	(369)	252	(4,541)
Reversal of impairment	-	-	-	-	-	108	108
Assets written off	-	-	-	-	-	(202)	(202)
Transfers in/(out)	-	62,042	-	-		(62,042)	-
Depreciation expense (note 7)	-	(8,377)	(456)	(39,802)	(1,780)	-	(50,415)

Balance at 30 June 2024	3,601	202,305	3,714	97,269	31,536	102,946	441,371
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

IREN Limited
Notes to the consolidated financial statements (restated)
30 June 2024
Note 15. Property, plant and equipment (continued)
The effect of these changes on actual and expected depreciation expense was as follows.

In $'000	30 June 2024	30 June 2025	30 June 2026	30 June 2027
Increase / (decrease) in depreciation expenses	11,568	1,712	(21,037)	(8,818)

Note 16. Right-of-use assets

	Consolidated
	30 June 2024	30 June 2023
	US$’000	US$’000

Non-current assets
Land and buildings - right-of-use assets	2,054	1,649
Less: Accumulated depreciation	(505)	(275)

Total right-of-use assets	1,549	1,374
Reconciliations
Reconciliations of the written down values at the beginning and end of the current and previous financial year are set out below:

Consolidated	US$’000
Balance at 1 July 2022	1,253
Additions	373
Disposals	-
Exchange differences	(32)
Impairment of assets	-
Depreciation (note 7)	(220)

Balance at 30 June 2023	1,374
Additions	347
Disposals	-
Lease modification	102
Exchange differences	(39)
Impairment of assets	-
Depreciation (note 7)	(235)

Balance at 30 June 2024	1,549
The land and buildings right-of-use asset represents a 30-year lease of a site in Prince George, B.C., Canada, a 3-year lease of a corporate office in Sydney, Australia and a 5-year corporate office lease in Vancouver, B.C., Canada.

IREN Limited
Notes to the consolidated financial statements (restated)
30 June 2024
Note 17. Goodwill and impairment

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

IREN Limited
Notes to the consolidated financial statements (restated)
30 June 2024
Note 18. Lease liabilities

	Consolidated
	30 June 2024	30 June 2023
	US$’000	US$’000

Current liabilities
Lease liability	214	192

Non-current liabilities
Lease liability	1,441	1,256

Total lease liabilities	1,655	1,448
Lease liabilities
The Group’s lease liabilities include a 30-year lease of a site in Prince George, B.C., Canada, a 3-year lease of a corporate office in Sydney, Australia and a 5-year corporate office lease in Vancouver, B.C., Canada. A reconciliation of lease liabilities is set out below, an undiscounted contractional maturity analysis of lease liabilities is included in Note 25.

Reconciliation	US$’000
Balance as at 1 July 2022	1,267
Additions	390
Lease charges	(332)
Finance charges	166
Exchange differences	(42)
Balance as at 30 June 2023	1,448
Additions	344
Modifications	101
Lease charges	(398)
Finance charges	194
Exchange differences	(34)
Balance as at 30 June 2024	1,655
Current portion	214
Non-current portion	1,441
Note 19. Provisions

	Consolidated
	30 June 2024	30 June 2023
	US$’000	US$’000

Current liabilities
Non-refundable sales tax and other provisions	13,375	6,172

IREN Limited
Notes to the consolidated financial statements (restated)
30 June 2024
Note 19. Provisions (continued)
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

Note 20. Trade and other payables

	Consolidated
	30 June 2024	30 June 2023
	US$’000	US$’000

Current liabilities
Trade payables	27,346	11,544
Employment tax payables	367	2,207
Accrued expenses	4,406	2,893

Total trade and other payables	32,119	16,644

Note 21. Deferred revenue

	Consolidated
	30 June 2024	30 June 2023
	US$’000	US$’000

Current liabilities
British Columbia ("B.C.") Affordability Credit	2,078	-
AI Cloud deferred revenue	480	-

Total deferred revenue	2,558	-

IREN Limited
Notes to the consolidated financial statements (restated)
30 June 2024
Note 21. Deferred revenue (continued)
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

Note 22. Issued capital

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

Refer note 34 for further information on B Class restricted shares issued.
Ordinary shares
Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the Company in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have no par value and the Company does not have a limited amount of authorized capital.

At-the-market Facility
On 13 September 2023, IREN Limited entered into an At-the-market ("ATM") Sales Agreement with B. Riley Securities, Inc., Cantor Fitzgerald & Co. and Compass Point Research & Trading, LLC, pursuant to which IREN Limited has the option, but not the obligation, to sell up to $300,000,000 of its Ordinary shares through or to the Sales Agents, for a period of up to 36 months. On 21 March 2024, the Company added Canaccord Genuity LLC, Citigroup Global Markets Inc. and

IREN Limited
Notes to the consolidated financial statements (restated)
30 June 2024
Note 22. Issued capital (continued)
Macquarie Capital (USA) Inc. as Sales Agents pursuant to the Sales Agreement and filed a new prospectus supplement relating to the offer and sales of its ordinary shares under the Sales Agreement, which reflected an increase of $200,000,000 in the aggregate offering price, from an aggregate of up to $300,000,000 under the previously filed prospectus supplement relating to the offer and sale of ordinary shares under the Sales Agreement (“the ATM Facility”). As a result, in accordance with the terms of the Sales Agreement, IREN Limited may offer and sell its ordinary shares having an aggregate offering price of up to $500,000,000. On 15 May, 2024, IREN Limited filed a new registration statement, including an accompanying prospectus, that provided IREN Limited with the option, but not the obligation, to sell up to an aggregate of $500 million of its Ordinary shares pursuant to the Sales Agreement. As at 30 June 2024, 108,063,868 shares have been issued under the ATM facilities raising total gross proceeds of approximately $771,438,000. An additional $5,191,000 was raised through the sale of 463,089 shares from trades which were executed in June 2024 and subsequently issued and settled in July 2024.
Committed Equity Facility
On 23 September 2022 IREN Limited entered into a share purchase agreement with B. Riley Principal Capital II, LLC (“B. Riley”) to establish a committed equity facility (“ELOC”), pursuant to which IREN Limited may, at its option, sell up to US$100 million of ordinary shares to B. Riley over a two-year period. A resale registration statement relating to shares sold to B. Riley under the ELOC was declared effective by the SEC on 26 January 2023. During the year ended 30 June 2024, 12,887,814 shares were issued under the facility raising gross proceeds of $51,417,000. On February 15, 2024, IREN Limited terminated the Purchase Agreement and the Registration Rights Agreement and on February 16, 2024, IREN Limited filed a post-effective amendment to the registration statement on Form F-1 related to this offering, which deregistered all remaining shares on such registration statement, terminating the offering.
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

IREN Limited
Notes to the consolidated financial statements (restated)
30 June 2024
Note 24. Earnings per share

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

IREN Limited
Notes to the consolidated financial statements (restated)
30 June 2024
Note 25. Financial instruments (continued)
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

A reasonably possible change of 100 basis points ("bp") in interest rates at the reporting date would have increased (decreased) profit or loss by the amounts shown below:

IREN Limited
Notes to the consolidated financial statements (restated)
30 June 2024
Note 25. Financial instruments (continued)

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

IREN Limited
Notes to the consolidated financial statements (restated)
30 June 2024
Note 25. Financial instruments (continued)

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

Power Supply Agreement
A subsidiary of the Company (“the Subsidiary”) entered into a Power Supply Agreement ("PSA") for the procurement of electricity at the Childress site. The PSA was effective from 3 April 2024 and terminable by either party with a 30-day notice period or until both parties fulfill their contracted obligations.

Under the PSA, the Subsidiary has the right to purchase a fixed quantity of up to 600MW in advance at a fixed price agreed at least 60 days prior to the relevant monthly usage period, however, the Subsidiary has no obligation to take physical delivery of electricity purchased. Contracted electricity amounts are typically prepaid in full at least 30 days in advance of each relevant monthly usage period. Electricity is not prepaid for the entire duration of the PSA. For any unused electricity purchased, the Subsidiary sells the unused electricity to the counterparty of the PSA at the prevailing spot price at the time of curtailment.

As the PSA meets the definition of a financial instrument under IAS 32, it is accounted for as a financial asset at fair value through Profit and Loss under IFRS 9.

Accordingly, the PSA is recorded at an estimated fair value each reporting period with the change in the fair value recorded in the consolidated statements of profit and loss.

IREN Limited
Notes to the consolidated financial statements (restated)
30 June 2024
Note 25. Financial instruments (continued)

The unrealized gain or loss reflects the difference between the prepaid price contracted for future usage periods and the forward price as of the valuation date, multiplied by the contracted quantity for each respective future usage period. The valuation period for each relevant monthly usage period begins upon agreement of the contracted quantity and price for that period.

A realized gain or loss is recorded at the conclusion of the respective monthly usage period. If electricity is sold back to the power market at a spot price higher than the contracted price, a realized gain is recorded. Conversely, if the spot price is lower than the contracted price, a realized loss is recognized. The realized gain or loss is determined by calculating the difference between the spot price received on the unused electricity and the contracted price for the corresponding period.
For the year ended 30 June 2024, the realized gain was $4,121,000 (2023: nil).

As at 30 June 2024, the financial asset comprises the fair value of unused electricity procured for future periods.
Note 26. Fair value measurement
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

Note 27. Commitments
As at 30 June 2024, the Group had commitments of $194,641,000 (30 June 2023: $7,481,000) which are payable within the year ended 30 June 2025. These commitments include committed capital expenditure on infrastructure related to site development.

IREN Limited
Notes to the consolidated financial statements (restated)
30 June 2024
Note 27. Commitments (continued)
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

IREN Limited
Notes to the consolidated financial statements (restated)
30 June 2024
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

IREN Limited
Notes to the consolidated financial statements (restated)
30 June 2024
Note 29. Reconciliation of loss after income tax to net cash from/(used in) operating activities (restated)

	Consolidated
	Year ended 30 June 2024	Year ended 30 June 2023	Year ended 30 June 2022
	US$’000	US$’000	US$’000
	(restated)	(restated)	(restated)
Loss after income tax expense for the year	(28,955)	(171,871)	(419,770)

Adjustments for:
Bitcoin mining revenue	(184,087)	(75,509)	(59,037)
Depreciation	50,650	30,856	7,741
Capital raising costs	-	-	4,212
Impairment of assets	-	105,172	167
Reversal of impairment of assets	(108)	-	-
Other income	-	(3,137)	-
Gain on disposal of subsidiaries	-	(3,258)	-
Gain/(loss) on disposal of property, plant and equipment	(43)	6,628	(12)
Foreign exchange loss/(gain)	(3,040)	2,141	(8,889)
Loss on embedded derivatives held at fair value through profit or loss	-	-	390,743
Accrued interest	-	11,223	26,748
Amortization of capitalized borrowing costs	-	1,038	2,508
Share-based payment expense	23,636	14,356	13,896
Realized gain on financial asset	(4,121)	-	-
Unrealized loss on financial asset	3,448	-	-

Change in operating assets and liabilities:
Decrease/(increase) in other receivables	(5,588)	17,641	(72)
Increase in deferred tax assets	-	(6,271)	(9,645)
Increase/(decrease) in trade and other payables	2,869	(5,800)	6,476
Increase/(decrease) in provision for income tax	1,357	(1,172)	671
Increase in deferred tax liabilities	-	9,674	6,892
Increase/(decrease) in employee benefits	409	(1,175)	2,026
Increase in other provisions	7,203	3,703	2,469
Increase in deferred revenue	2,558	-	-
Increase for prepayments and deposits	2,941	(6,617)	(4,604)

Net cash from/(used in) operating activities (restated)	(130,870)	(72,378)	(37,480)

IREN Limited
Notes to the consolidated financial statements (restated)
30 June 2024
Note 30. Non-cash investing and financing activities

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
Note 31. Contingent liabilities

In addition to PwC continuing in their capacity as receiver in respect of the Non-Recourse SPVs, a hearing was held in June 2023 in the Trial Court with respect to, among other things, claims brought by the lender, NYDIG, seeking remedies regarding the limited recourse equipment financing facilities entered into by the Non-Recourse SPVs. A judgement on those proceedings was delivered on 10 August 2023 which declared, among other things, that the transactions pursuant to hashpower services provided by the Non-Recourse SPVs to IREN Limited to be void. On 21 August 2023, IREN Limited and the Non-Recourse SPVs filed a notice to appeal the judgement. On 30 January 2024, NYDIG filed a notice of cross appeal with the Court of Appeal to appeal the dismissal of the substantive consolidation and oppression remedy relief that was dismissed. In particular, NYDIG sought an order that the substantive consolidation and oppression remedies be remitted to the Trial Court for consideration and reasons. On 27 June 2024, the Court of Appeal released its reasons for judgment. The Court of Appeal: (a) granted the appeal by the Non-Recourse SPVs and IREN Limited, finding that the intercompany transactions were not fraudulent conveyances (b) denied NYDIG’s cross-appeal by finding that there is no basis for appellate interference in relation to the Trial Court’s dismissal of NYDIG’s substantive consolidation claim; and (c) upheld NYDIG’s cross-appeal in part by finding that the application for relief in relation to the oppression remedy is remitted to the Trial Court for the judge for consideration. The matter has not been listed in the Trial Court as of the date of these consolidated financial statements.

Note 32. Share-based payments
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

IREN Limited
Notes to the consolidated financial statements (restated)
30 June 2024
Note 32. Share-based payments (continued)
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

IREN Limited
Notes to the consolidated financial statements (restated)
30 June 2024
Note 32. Share-based payments (continued)
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

IREN Limited
Notes to the consolidated financial statements (restated)
30 June 2024
Note 32. Share-based payments (continued)
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

IREN Limited
Notes to the consolidated financial statements (restated)
30 June 2024
Note 32. Share-based payments (continued)
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

IREN Limited
Notes to the consolidated financial statements (restated)
30 June 2024
Note 33. Related party transactions
Parent entity
IREN Limited is the ultimate parent entity.
Subsidiaries
Interests in subsidiaries are set out in note 28.
Key management personnel
Disclosures relating to key management personnel are set out in note 34.
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

Note 34. Key management personnel disclosures
Details of Directors and key management personnel
The following persons were Directors of IREN Limited at any time during the year, up to the date of this report:

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
The following persons were considered to be KMP of IREN Limited at any time during the year:

Individual	Position	Date of Commencement	Date ceased to be KMP
David Shaw	Chief Operating Officer	22 October 2021	-
Belinda Nucifora	Chief Financial Officer	16 May 2022	-
Cesilia Kim	Chief Legal Officer	1 January 2023	-
Significant Transactions with key management personnel
On or around 18 August 2021, the shareholders of the Company approved the issue of one B Class share each (for consideration of A$1.00 per B Class share) to entities controlled by Daniel Roberts and William Roberts, respectively. The B Class shares were formally issued on 7 October 2021. Each B Class share confers on the holder fifteen votes for each ordinary share in the Company held by the holder. In addition, a B Class share confers a right for the holder to nominate a director to put forward for election to the Board. Because of the increased voting power of the B Class shares, the holders of the B Class shares collectively could continue to control a significant percentage of the combined voting power of the

IREN Limited
Notes to the consolidated financial statements (restated)
30 June 2024
Note 34. Key management personnel disclosures (continued)
Company's shares and therefore may be able to control all matters submitted to the Company’s shareholders for approval until the redemption of the B Class shares by the Company on the earlier of (i) when the holder ceases to be a director due to voluntary retirement; (ii) a transfer of B Class shares in breach of the Constitution; (iii) liquidation or winding up of the Company; or (iv) at any time which is 12 years after the Company’s ordinary shares are first listed on a recognized stock exchange. Aside from these governance rights, the B Class shares do not provide the holder with any economic rights (e.g. the B Class shares do not confer on its holder any right to receive dividends). The B Class shares are not transferable by the holder (except in limited circumstances to affiliates of the holder).
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

IREN Limited
Notes to the consolidated financial statements (restated)
30 June 2024
Note 35. Events after the reporting period

Bitmain Hardware Purchase
The Group entered into a new firm purchase agreement with Bitmain Technologies Delaware Limited (“Bitmain”) dated 16 August 2024, to purchase approximately 39,000 Bitmain S21 XP miners (approximately 10.5 EH/s) at a price of $21.5/TH. The total contracted cost (excluding shipping and taxes) is $226,395,000 payable in instalments.

S19j Pros sale
On 1 September 2024, as part of IREN’s Bitcoin mining hardware fleet upgrade, the Group classified 54,080 of its S19j Pro mining hardware with a carrying value of $10,696,000 as held for sale in accordance with IFRS 5 "Non- current Assets Held for Sale" ("IFRS 5"). During the six months ended 31 December 2024, total impairment of $8,902,000 has been recognized in respect of these assets transferred to held for sale. Subsequent to their classification as held for sale, approximately 48,000 of the miners were sold for total proceeds of approximately $9,600,000. As at 20 March 2025, approximately 6,000 S19j Pro miners remain classified as held for sale.
Purchase of NVIDIA H200 GPUs
On 16 September 2024, the Group purchased approximately 1,080 NVIDIA H200 GPUs for a total purchase price of approximately $43,000,000.

Convertible notes and related financial instruments
On 6 December 2024, the Group issued $440,000,000 in aggregate principal amount of 3.25% Convertible Senior Notes due 2030 (the "2030 Notes"). In connection with the offering of the 2030 Notes, the Group has identified a single combined embedded derivative, being the conversion option and redemption right, and has separately entered into privately negotiated capped call transactions (the “Capped Call Transactions”) and a prepaid forward share purchase contract ("Prepaid Forward Contract"). The net proceeds from the sale of the 2030 Notes were approximately $311,600,000 after deducting offering and issuance costs related to the 2030 Notes, the Capped Call Transactions costs of $44,352,000 and Prepaid Forward Contract costs of $73,717,000.

Exercise of Bitmain option
On 2 January 2025, the Group exercised its option to buy 48,030 Bitmain S21 Pro (11.2 EH/s) and 30,000 Bitmain S21 XP (8.1 EH/s) for a total price of $411,350,000. The miners are scheduled for phased delivery in monthly batches from January 2025 to May 2025.

Miner upgrade agreement
On 22 January 2025, a subsidiary of the Group entered into agreements with Bitmain to upgrade part of its existing fleet with 9,025 S21 XP miners. The 9,025 S21 XP miners have a total hashrate of 2.4 EH/s. Following the completion of the agreements, the net additional cash outlay for the S21 XP miners is approximately $35,840,000.

Termination and deregistration of ATM Facility
Subsequent to 30 June 2024, the Company had issued a further 24,944,382 ordinary shares under this ATM, raising total gross proceeds of approximately $216,415,000. On 21 January 2025, the Company deregistered the existing ATM prospectus supplement filed by the Group on 21 March 2024. As of the date of deregistration, 133,471,339 ordinary shares had been issued under the ATM, raising total gross proceeds of approximately $993,294,000.

Approval and registration of new ATM Facility
On 20 January 2025, the Board of Directors approved a new registration statement, including an accompanying ATM prospectus supplement and a new ATM Facility relating to the offer and sale of $1,000,000,000 additional ordinary shares, which was filed on 21 January 2025. Subsequently, the Company has issued 9,010,957 ordinary shares under this new ATM, raising total gross proceeds of approximately $103,269,000.

Non- Refundable Sales Tax
In January 2025, the CRA clarified that the Group's Canadian subsidiaries' current activities are not considered to have formed a mining Group with third parties. As a result, the Canadian tax legislation amendments referenced in Note 19 do not apply to the Group's Canadian subsidiaries' operations. However, the CRA continues to assert that 5% Goods and Services Tax ("GST") should be applied to services exported to the Australian parent under an intercompany services

IREN Limited
Notes to the consolidated financial statements (restated)
30 June 2024
agreement. If GST were to apply to these exported services, the Australian parent may not be eligible to recover the tax, accordingly the Group continues to hold a provision to account for this potential tax liability. Typically, the export of services from Canada are subject to a 0% GST rate. Additionally, in February 2025, the CRA completed one of the ITC audits discussed in Note 19, approving the full recovery of all ITCs claimed by the relevant Canadian subsidiary. Consequently, the Canadian subsidiary received an ITC refund of approximately $2.6 million in March 2025. The subsidiaries continue to engage with the CRA regarding the remaining on-going audits.

Grid connection agreement
On 17 March 2025, the Group signed a 600MW grid connection agreement with AEP Texas Inc. in relation to the Sweetwater 2 project in West Texas. The Group expects to pay $4.1 million in non-refundable connection costs and $26.9 million in refundable deposits over the next 12 months. The project has an expected energization date in late 2027.
No other matter or circumstance has arisen since 30 June 2024 through 20 March 2025, that has significantly affected, or may significantly affect the Group's operations, the results of those operations, or the Group's state of affairs in future financial years.